FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2002

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F ______]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✓]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: [signature]
Name: P A Stafford
Title: Assistant Group Secretary

Dated: April 2, 2002

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		09:49 1 Mar C

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

As in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 13,736
Abacus Corporate Trustee Limited 168,918
Computershare Trustees Limited Account SIP 46
S K Green 114,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

15

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

27 February 2002

14) Date company informed

28 February 2002

15) Total holding following this notification

296,753 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		09:42 1 Mar C

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 4,001
Abacus Corporate Trustee Limited 139,504
Computershare Trustees Limited Account SIP 46
D J Flint 26,157

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

15

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

27 February 2002

14) Date company informed

28 February 2002

15) Total holding following this notification

169,708 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:15 1 Mar C

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 12,497
Abacus Corporate Trustee Limited 132,272
Computershare Trustees Limited Account SIP 46
W R P Dalton 8,972

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

15

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

28 February 2002

14) Date company informed

1 March 2002

15) Total holding following this notification

153,787 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		09:53 1 Mar C

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,132
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 242,296
Computershare Trustees Limited Account SIP 46
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3)above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

15

8) Percentage of issued class

De minimis

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

27 February 2002

14) Date company informed

28 February 2002

15) Total holding following this notification

516,168 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 March 2002

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:42 12 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

A W Jebson

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 217,196
A W Jebson 20,859

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Holdings Restricted Share Plan 2

7) Number of shares/amount of stock acquired

84,574

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

US$8.27682

13) Date of transaction

8 March 2002

14) Date company informed

11 March 2002

15) Total holding following this notification

238,055 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 12 March 2001

END

---

status list

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

C E Reichardt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial interest in respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BNY (Nominees) Limited 11,000 American Depositary Shares ("ADSs") representing 55,000 US$0.50 Ordinary shares

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficial interest

7) Number of shares/amount of stock acquired

5,000 ADSs representing 25,000 US$0.50 Ordinary shares

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

300 ADSs at US$60.23 (US$12.046 per US$0.50 Ord share)

4,700 ADSs at US$60.25 (US$12.05 per US$0.50 Ord share)

13) Date of transaction

4 March 2002

14) Date company informed

5 March 2002

15) Total holding following this notification

11,000 American Depositary Shares ("ADSs") representing 55,000 US$0.50 Ordinary shares

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 6 March 2002

View Announcement

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		17:11 13 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Kemp-Welch

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

Non-beneficial interest in respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir John Kemp-Welch 25,000

Greenwood Nominees Limited 381,800

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

The Dulverton Trust (Greenwood Nominees Limited)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of non-beneficial interest as Trustee

7) Number of shares/amount of stock acquired

75,000

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.295

13) Date of transaction

8 March 2002

14) Date company informed

12 March 2002

15) Total holding following this notification

406,800 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Compant Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 13 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:04 13 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

K R Whitson

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 271,817
Computershare Trustees Limited Account SIP 46
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Holdings Restricted Share Plan 2

7) Number of shares/amount of stock acquired

90,615

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.27682

13) Date of transaction

8 March 2002

14) Date company informed

13 March 2002

15) Total holding following this notification

393,332 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 13 March 2002

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:22 14 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

As in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 13,736
Abacus Corporate Trustee Limited 259,533
Computershare Trustees Limited Account SIP 46
S K Green 159,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Exercise of 1996 Executive Option

7) Number of shares/amount of stock acquired

45,000

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£3.3334

13) Date of transaction

13 March 2002

14) Date company informed

14 March 2002

15) Total holding following this notification

432,368 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 14 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:44 4 Mar C

Full Announcement Text

Date of notification : 4 March 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of t
1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outsta
CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted c
2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchang
shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13
CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee
Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds op
CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC sl

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC share
(including the HSBC shares which correspond to his options over CCF shares enumerated above) a

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
4 March 2002	28,600 HSBC shares to individuals exercising options over 2,200 shares.	13 HSBC shares for each CCF

snare

At 4 March 2002 the Trust held a total of 38,759,813 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		16:21 15 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director and his Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,136
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 357,075
Computershare Trustees Limited Account SIP 46
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Family Interest - Lady E C Bond

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Automatic reinvestment of residual cash balances by PEP / ISA Man general and single company PEP. Beneficial interest (2 shares) and family inter

7) Number of shares/amount of stock acquired

4

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.25

13) Date of transaction

12 March 2002

14) Date company informed

12 March 2002

15) Total holding following this notification

630,951 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for

making this notification

As in 24) above

Date of Notification 15 March 2002

END

---

status list

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,132
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 357,075
Computershare Trustees Limited Account SIP 46
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3)above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Holdings Restricted Share Plan 2000

7) Number of shares/amount of stock acquired

114,779

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.27682

13) Date of transaction

8 March 2002

14) Date company informed

11 March 2002

15) Total holding following this notification

630,947 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 11 March 2002

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		17:06 18 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir Brian Moffat

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James Capel (Nominees) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Shares jointly held with spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition

7) Number of shares/amount of stock acquired

212

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.435

13) Date of transaction

13 March 2002

14) Date company informed

15 March 2002

15) Total holding following this notification

5,501 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Compant Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 15 March 2002

END

---

status list

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,419
Abacus Corporate Trustee Limited 197,929

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3. Above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Holdings Restricted Share Plan 2000

7) Number of shares/amount of stock acquired

48,328

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.27682

13) Date of transaction

8 March 2002

14) Date company informed

11 March 2002

15) Total holding following this notification

211,348 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 11 March 2002

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:10 11 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 4,001
Abacus Corporate Trustee Limited 211,996
Computershare Trustees Limited Account SIP 46
D J Flint 26,157

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Holdings Restricted Share Plan 2

7) Number of shares/amount of stock acquired

72,492

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.27682

13) Date of transaction

8 March 2002

14) Date company informed

11 March 2002

15) Total holding following this notification

242,200 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 11 March 2002

END

status list

View Announcement

status list

Announcement Details

Company	**Headline**	**Embargo**	**Last Upda**
HSBC Holdings PLC	Director Shareholding		13:26 25 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HSBC Holdings plc

2) Name of director

A W Jebson

3) Please state whether notification indicates that it is in respect of ho shareholder named in 2 above or in respect of a non-beneficial interest or an individual holder if it is a holding of that person's spouse or childre of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 217,196
A W Jebson 43,359

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / exercise of 1996 Executive share option

7) Number of shares/amount of stock acquired

22,500

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£3.3334

13) Date of transaction

22 March 2002

14) Date company informed

25 March 2002

15) Total holding following this notification

260,555 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 25 March 2002

END

status list

HSBC

The following is the text of an advertisement to inform former shareholders of The Hongkong and Shanghai Banking Corporation Limited, who under the Scheme of Arrangement dated 1 February 1991 were deemed to be untraceable, of their right to claim the proceeds from the sale of shares in HSBC Holdings plc. This advertisement will appear in the Financial Times (in the UK), the Hong Kong iMail and Hong Kong Economic Times (in HK) on Thursday, 28 March.

Information

Notice to Former Shareholders of The Hongkong and Shanghai Banking Corporation Limited

Scheme of Arrangement

Pursuant to a Scheme of Arrangement between The Hongkong and Shanghai Banking Corporation Limited ('the Bank') and its shareholders ('the Scheme'), which became effective on 2 April 1991, HSBC Holdings plc ('HSBC Holdings') acquired the entire issued share capital of the Bank. Shares in HSBC Holdings were issued in exchange for shares in the Bank and certificates were mailed to shareholders on 6 April 1991.

The Trust

The Ordinary Shares in HSBC Holdings which would otherwise have been allotted to the Bank's shareholders who were 'untraceable' (as defined in the Scheme) were allotted under the terms of the Scheme to Coutts (Jersey) Limited (formerly NatWest International Trust Corporation (Jersey) Limited) ('Coutts') in accordance with the terms of a Trust Deed dated 1 February 1991 between HSBC Holdings and Coutts. Pursuant to the terms of the Trust Deed, the HSBC Holdings shares in respect of which claims had not been received were sold on 13 May 1997 and the proceeds invested pending receipt of claims. By virtue of a Deed of Retirement and Appointment of Trustee dated 9 August 1999, Coutts retired as trustee of the trust created by the Trust Deed and was replaced by Royal Bank of Canada Trust Company (Jersey) Limited ('the Trustee').

Claims

Any person who believes he or she is entitled to the proceeds from the sale of HSBC Holdings shares issued in exchange for the Bank's shares under the Scheme (and any other property held by the Trustee with respect to or derived from such shares) and who has not received the relevant share certificates or proceeds should address a claim to the Exchange Agent, Central Registration Hong Kong Limited, Rooms 1901-5, Hopewell Centre, 183 Queen's Road East, Hong Kong (who has been appointed by the Trustee for the purpose of receiving and processing such claims) enclosing (wherever possible) certificates for the appropriate number of the Bank's shares.

Under the terms of the Trust Deed, the entitlement of the Bank's shareholders who were untraceable whose claims have not been accepted to any further claims on the trust assets will cease on the twelfth anniversary of the Scheme (i.e. 2 April 2003), and the remaining trust assets will be transferred by the Trustee to HSBC Holdings, less costs and expenses.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

28 March 2002

HSBC

Information

27 March 2002

HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2001
SCRIP DIVIDEND ALTERNATIVE

On 4 March 2002, the Directors of HSBC Holdings plc declared a second interim dividend for 2001 of US$0.29 per ordinary share payable on 7 May 2002 to shareholders on the Register on 22 March 2002. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

US$11.3968 for each new share

The "Market Value" is the United States dollar equivalent of £8.009, being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 20 March 2002 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 7 May 2002 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 29 April 2002. These exchange rates will be announced to the London, Hong Kong, New York and Paris stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 3 April 2002, and elections must be received by the Registrars by 24 April 2002.

R G Barber
Group Company Secretary
HSBC Holdings plc

Media enquiries to Karen Ng on 020 7260 9814.

ends

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Holding(s) in Company		55 26 Mar

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

HSBC Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under

Shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

346,151,843

6) Percentage of issued class

3.70%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of US$0.50 each

10) Date of transaction

21 March 2002

11) Date company informed

25 March 2002

12) Total holding following this notification

346,151,843

13) Total percentage holding of issued class following this notification

3.70%

14) Any additional information

15) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

16) Name and signature of authorised company official responsible for making th

As in 15) above

Date of notification 26 March 2002

END

status list

Date of notification : 28 March 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
26 March 2002*	39,000 HSBC shares to individuals exercising options over 3,000 shares.	13 HSBC shares for each CCF share

*** Company notified of transaction 27 March 2002**

At 26 March 2002 the Trust held a total of 38,720,813 HSBC shares.

Peter Harvey

020 7260 0126 (Extn. 50126)

HSBC

News Release

13 March 2002

HSBC ACQUIRES ABN AMRO'S RETAIL MORTGAGE PORTFOLIO IN MALAYSIA

HSBC Bank Malaysia Berhad has acquired ABN AMRO Bank Berhad's retail mortgage portfolio in Malaysia, which has an estimated current net book value of RM250 million (US$65.8 million). The acquired mortgage portfolio comprises 2,300 accounts.

Dyfrig John, Deputy Chairman and Chief Executive Officer of HSBC in Malaysia, said: "We are pleased to be acquiring such a quality portfolio from ABN AMRO. It will add to our growing retail mortgage business in Malaysia."

ABN AMRO's Managing Director, Hugues Delcourt, commented: "ABN AMRO sees a strong future in the corporate and investment banking sector in Malaysia. We therefore made the strategic decision to concentrate on the further development of this sector. A natural consequence of this decision is the sale of the home mortgage business we have developed over the past few years. Our objective was to find a suitable bank to take over our home mortgage portfolio – one that would continue offering our mortgage customers a comprehensive service proposition. After reviewing several options, we decided HSBC was the right candidate."

Mr John added: "We are working hard to welcome our new customers to the HSBC Group and to assure them that the terms and conditions of their mortgages, including interest rates and repayment arrangements, will remain unchanged."

With 36 branches nationwide, HSBC is one of the largest foreign banks in Malaysia, offering customers a wide range of personal financial services including mortgages, credit cards, unit trusts and insurance.

Both HSBC and ABN AMRO are among the oldest banks in Malaysia, having established their first offices in Penang in the 1880s.

Media enquiries to Karen Ng on +44 (0)20 7260 9814.

Note to editors

HSBC Holdings plc
HSBC Bank Malaysia Berhad is a wholly-owned subsidiary of HSBC Holdings plc. Headquartered in London, the HSBC Group is one of the world's largest banking and financial service organisations. As at 31 December 2001, the Group had assets of US$696 billion. Its international network comprises some 7,000 offices in 81 countries and territories operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:47 28 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERS

1) Name of company

HSBC Holdings plc

2) Name of director

K R Whitson

3) Please state whether notification indicates that it is in respe
holding of the shareholder named in 2 above or in respect of a non
interest or in the case of an individual holder if it is a holding
person's spouse or children under the age of 18 or in respect of a
beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder,
number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 271,817
Computershare Trustees Limited Account SIP 62
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connec
with the Director named in 2 above and identify the connected pers

As in 3) above

6) Please state the nature of the transaction. For PEP transaction
please indicate whether general/single co PEP and if discretionary
discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.97

13) Date of transaction

27 March 2002

14) Date company informed

28 March 2002

15) Total holding following this notification

393,348 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notifi

De minimis

If a director has been granted options by the company please compl following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol, Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible making this notification

As in 24) above

Date of Notification 28 March 2002

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		15:39 12 Mar

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

As in 2. above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 13,736
Abacus Corporate Trustee Limited 259,533
Computershare Trustees Limited Account SIP 46
S K Green 114,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Conditional award under the HSBC Restricted Share Plan 2000

7) Number of shares/amount of stock acquired

90,615

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.27682

13) Date of transaction

8 March 2002

14) Date company informed

11 March 2002

15) Total holding following this notification

387,368 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 12 March 2002

END

status list

HSBC

4 March 2002

News Release

HSBC USA INC.
2001 RESULTS - HIGHLIGHTS

- Full-year net income in 2001 increased by 24 per cent to US$704 million compared to US$569 million in 2000 before the effect of a provision for the Princeton Note Matter ("Princeton"). On a GAAP basis, after the provision for Princeton, HSBC USA Inc. reported net income of US$353 million for the year ended 31 December 2001.

- Cash earnings[♦] in 2001 were US$872 million before the provision for Princeton, an increase of 20 per cent compared to US$725 million in 2000.

- The cost:income ratio (excluding goodwill amortisation, restructuring costs and the provision for Princeton) for 2001 was 52.9 per cent, compared to 55.7 per cent in 2000.

- Tier 1 capital to risk-weighted assets was 8.3 per cent at 31 December 2001, compared to 8.4 per cent at 31 December 2000.

- Cash earnings[♦] as a percentage of average common equity for the full-year 2001 were 12.8 per cent before the provision for Princeton, compared to 11.0 per cent during 2000.

- Client assets under administration at 31 December 2001 were US$48.7 billion, of which US$32.4 billion were funds under management and US$16.3 billion were custody accounts.

♦ *Cash earnings are net income after preferred dividends and after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

Note: Figures for 2000 have been restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.

HSBC USA Inc. reported net income of US$704 million for the year ended 31 December 2001 before a provision for Princeton, an increase of 24 per cent from US$569 million for the full-year 2000. On the same basis, cash earnings for 2001 increased to US$872 million from US$725 million for 2000. On a GAAP basis in 2001, the company reported net income of US$353 million, after the provision for Princeton.

Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "In 2001, we faced the task of having to respond to several unprecedented events. We had to deal with the tragic events of September 11th. We were also faced with a challenging business environment. In that light, we are pleased with our results. Our cash earnings, which remain our primary focus, increased 20 per cent before the provision taken for the resolution of the Princeton Note Matter."

Total assets were US$87.1 billion compared to US$83.0 billion at 31 December 2000. Total deposits were US$56.5 billion at 31 December 2001, compared to US$56.0 billion at 31 December 2000. Within deposits, personal and commercial demand deposits increased while higher cost CD's declined. Total loans at 31 December 2001 were US$40.9 billion, compared to US$40.4 billion at 31 December 2000. Residential mortgage loans originated and held in the portfolio increased, and lower margin corporate loans were reduced.

For the year ended 31 December 2001, net interest income increased by US$147 million, or 7 per cent, to US$2.3 billion. Total average earning assets increased US$3.9 billion or 5.2 per cent compared to 2000. In addition to the benefit of more lower cost personal and commercial deposits, short-term rate cuts led to wider interest margins in certain commercial businesses, the residential mortgage business and treasury.

For the full-year, other operating income was US$1.1 billion, an increase of US$263 million, or 32 per cent from US$832 million in 2000. Wealth management, insurance and bankcard fees all grew as former Republic National Bank of New York customers were introduced to new products. Brokerage revenues were up 26 per cent due in part to sales of annuities. Insurance revenues increased 44 per cent over the prior year. Mortgage origination and servicing income dropped 17 per cent compared to last year, after considering trading losses and securities gains in programs to protect mortgage origination and servicing fees against interest rate swings and prepayments.

Within the commercial segment, harmonization of HSBC and the former Republic product lines led to increases in deposit, cash management and loan related fees.

Treasury trading revenues were US$266 million, or 90 per cent higher than in 2000. All major trading functions recorded higher revenues in 2001 including foreign exchange, derivatives, precious metals and banknotes. In addition, gains of US$149 million were realised as securities were sold to mitigate interest rate and other risks.

Operating expenses, excluding the provision for Princeton, increased 3 per cent to US$2.0 billion from US$1.9 billion last year. Lower restructuring expenses in 2001 were offset by higher costs due to business expansion in treasury, wealth management and e-commerce, and increased marketing expenses. Incentive compensation tied to performance also increased. Caused by the weaker US economy as well as the response to 11 September, airlines have posted large losses, and the company wrote off US$12 million of airline exposure.

During 2001, while the company's non-performing assets remained relatively stable, the business and credit environment has been volatile and weaker compared to 2000. It is still too early to determine the medium to longer-term effect that the events of 11 September and the general economic slowdown will have on the overall credit portfolio. Net charge-offs for the full year 2001 of US$238 million were the same as in 2000. The company took more provisions in the fourth quarter of 2001 compared to prior quarters including an exposure to a single large corporate in the energy sector. The ratio of allowance available for loan losses to non-accruing loans was 121.5 per cent at the end of 2001 compared to 124.1 per cent at the end of 2000.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 31 December 2001, more than 275,000 customers had registered for the service, up from approximately 80,000 at year-end 2000. The HSBC Bank USA web site, **us.hsbc.com,** where customers can apply for accounts, conduct financial planning and link to online services, receives over 24,000 visits daily.

In the fourth quarter of 2001, HSBC USA Inc. announced that it had settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims against arising from the involvement of its subsidiary, Republic New York Securities Corporation ("RNYSC") in the Princeton Note Matter ("Princeton"). Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its fund transfers with RNYSC as calculated by the US Government. The company also announced that it had resolved all of the previously reported regulatory and criminal investigations arising from Princeton.

A charge of US$575 million before tax was taken by the company in the third quarter of 2001 to reflect the anticipated resolution of Princeton which came to light prior to HSBC's acquisition of Republic New York Corporation, RNYSC's parent, in December, 1999. The after tax cost of Princeton to the company, including the US$575 million pre tax charge taken in the 2001 third quarter and the US$79 million pre tax charge taken in the fourth quarter of 2000, is within the range of the price reduction taken by companies controlled by the late Mr. Edmond Safra at the time of the acquisition by HSBC Holdings plc of Republic New York Corporation.

Media inquiries: **Adrian Russell/Karen Ng** **020 7260 8211/9814**

About HSBC Bank USA

HSBC Bank USA has more than 415 branches in New York State, giving it the most extensive branch network in New York. The bank also has eight branches in Florida, two in Pennsylvania, three in California and 17 in Panama.

HSBC Bank USA is the principal subsidiary of HSBC USA Inc. which is the eleventh largest US holding company in the US in total assets, and an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with some 7,000 offices in 81 countries and territories, the HSBC Group is one of the world's leading banking and financial services organisations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

Figures in US$ millions	Quarter ended 31 Dec 2001 As reported	Quarter ended 31 Dec 2000 ♦♦	Twelve months ended 31 Dec 2001 As reported	Twelve months ended 31 Dec 2001 Excluding Princeton	Twelve months ended 31 Dec 2000 ♦♦
Net income	**152**	135	**353**	**704**	569
Cash earnings♦	**195**	176	**521**	**872**	725
Performance ratios (%)					
Cash earnings as a percentage of Average common equity	**11.4**	10.5	**7.6**	**12.8**	11.0
Cost:income ratio (excluding goodwill amortisation, Restructuring costs, and Princeton Note Matter)	**54.9**	54.8	**52.9**		55.7
Staff numbers (full-time Equivalents)			**14,378**		14,639
Average balances					
Loans	**41,935**	39,942	**41,441**		38,966
Earning assets	**79,548**	74,511	**78,206**		74,313
Total assets	**87,883**	82,969	**86,276**		82,788
Deposits	**56,452**	55,922	**57,430**		55,032
Common equity	**6,765**	6,677	**6,834**		6,583
Net yields on total assets (tax equivalent basis) (%)	**2.7**	2.5	**2.7**		2.6
Assets under administration					
Funds under management			**32,350**		30,278
Custody accounts			**16,328**		15,616
Total assets under administration			**48,678**		45,894
Credit information					
Non-accruing loans			**417**		423
Net charge offs			**238**		239
Allowance available for credit losses					
- Balance at end of period			**506**		525
- As a percentage of non-accruing Loans			**121.5%**		124.1%
- As a percentage of loans outstanding			**1.24%**		1.30%
Capital (at end of period)					
Common equity			**6,549**		6,834
As a percentage of total assets			**7.5%**		8.2%
Capital ratios (%)					
Leverage ratio			**5.5**		5.7
Tier 1 capital to risk-weighted assets			**8.3**		8.4
Total capital to risk-weighted assets			**13.3**		13.6

♦ *Cash earnings are net income after preferred dividends, after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

♦♦ *Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.*

Figures in US$ thousands	*Quarter ended 31 December 2001*	*Quarter ended 31 December 2000* ♦♦
Interest income		
Loans	**669,935**	800,558
Securities	**276,148**	392,228
Trading assets	**41,211**	50,661
Other short-term investments	**57,036**	120,903
Total interest income	**1,044,330**	1,364,350
Interest expense		
Deposits	**323,896**	622,778
Short-term borrowings	**54,175**	114,924
Long-term debt	**71,186**	102,946
Total interest expense	**449,257**	840,648
Net interest income	**595,073**	523,702
Provision for credit losses	**95,350**	30,992
Net interest income, after provision for credit losses	**499,723**	492,710
Other operating income		
Trust income	**22,240**	21,587
Service charges	**49,848**	42,741
Mortgage servicing fees and gains, net	**56,462**	9,581
Other fees and commissions	**83,746**	74,945
Trading revenues		
- Treasury business and other	**74,772**	25,559
- Residential mortgage business related ♦♦♦	**(51,889)**	-
Total trading revenues	**22,883**	25,559
Security gains, net	**2,596**	18,396
Other income	**21,473**	19,587
Total other operating income	**259,248**	212,396
Total income from operations	**758,971**	705,106
Other operating expenses		
Salaries and employee benefits	**272,356**	237,123
Occupancy expense, net	**38,572**	40,198
Other expenses	**156,808**	166,622
Princeton Note Matter	**-**	-
Operating expenses before goodwill amortisation	**467,736**	443,943
Goodwill amortisation	**43,420**	44,284
Total other operating expenses	**511,156**	488,227
Income before taxes and cumulative effect of accounting change	**247,815**	216,879
Applicable income tax expense	**96,300**	81,568
Income before cumulative effect of accounting change	**151,515**	135,311
Cumulative effect of accounting change- implementation of SFAS 133	**-**	-
Net income	**151,515**	135,311

♦♦ *Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.*

♦♦♦ *Trading revenues include the mark-to-market on financial instruments providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business.*

Figures in US$ thousands	***Twelve months ended 31 December 2001***	*Twelve months ended 31 December 2000*††
Interest income		
Loans	**2,937,052**	3,072,830
Securities	**1,288,292**	1,580,606
Trading assets	**217,007**	140,455
Other short-term investments	**345,150**	523,693
Total interest income	**4,787,501**	5,317,584
Interest expense		
Deposits	**1,856,893**	2,334,036
Short-term borrowings	**337,205**	444,718
Long-term debt	**328,111**	420,298
Total interest expense	**2,522,209**	3,199,052
Net interest income	**2,265,292**	2,118,532
Provision for credit losses	**238,400**	137,600
Net interest income, after provision for credit losses	**2,026,892**	1,980,932
Other operating income		
Trust income	**87,600**	84,906
Service charges	**189,025**	172,257
Mortgage servicing fees and gains, net	**79,369**	32,484
Other fees and commissions	**329,509**	300,388
Trading revenues		
- Treasury business and other	**266,010**	140,192
- Residential mortgage business related †††	**(67,091)**	-
Total trading revenues	**198,919**	140,192
Security gains, net	**149,267**	28,839
Other income	**61,993**	73,372
Total other operating income	**1,095,682**	832,438
Total income from operations	**3,122,574**	2,813,370
Other operating expenses		
Salaries and employee benefits	**1,000,409**	975,391
Occupancy expense, net	**155,436**	167,202
Other expenses	**635,658**	587,083
Princeton Note Matter	**575,000**	-
Operating expenses before goodwill amortisation	**2,366,503**	1,729,676
Goodwill amortisation	**176,482**	176,162
Total other operating expenses	**2,542,985**	1,905,838
Income before taxes and cumulative effect of accounting change	**579,589**	907,532
Applicable income tax expense	**226,000**	338,573
Income before cumulative effect of accounting change	**353,589**	568,959
Cumulative effect of accounting change-implementation of SFAS 133	**(451)**	-
Net income	**353,138**	568,959

†† *Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.*

††† *Trading revenues include the mark-to-market on financial instruments providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business.*

Figures in US$ thousands	*At 31 December 2001*	*At 31 December 2000* ♦♦
Assets		
Cash and due from banks	**2,102,756**	1,860,713
Interest bearing deposits with banks	**3,560,873**	5,129,490
Federal funds sold and securities purchased Under resale agreements	**3,744,624**	1,895,492
Trading assets	**9,088,905**	5,770,972
Securities available for sale	**15,745,323**	17,336,832
Securities held to maturity	**4,651,329**	4,260,492
Loans	**40,923,298**	40,417,847
Less – allowance for credit losses	**506,366**	524,984
Loans, net	**40,416,932**	39,892,863
Premises and equipment	**750,041**	777,610
Accrued interest receivable	**416,545**	785,286
Equity investments	**271,402**	55,596
Goodwill and other acquisition intangibles	**2,895,714**	3,229,479
Other assets	**3,469,132**	2,040,325
Total assets	**87,113,576**	83,035,150
Liabilities		
Deposits in domestic offices		
- Non-interest bearing	**5,432,106**	5,114,668
- Interest bearing	**31,695,955**	30,631,511
Deposits in foreign offices		
- Non-interest bearing	**428,252**	282,737
- Interest bearing	**18,951,096**	20,013,588
Total deposits	**56,507,409**	56,042,504
Trading account liabilities	**3,799,817**	2,766,825
Short-term borrowings	**9,202,086**	8,562,363
Interest, taxes and other liabilities	**6,064,462**	3,232,918
Subordinated long-term debt and perpetual capital notes	**2,711,549**	3,027,014
Guaranteed mandatorily redeemable securities	**728,341**	711,737
Other long-term debt	**1,050,882**	1,357,904
Total liabilities	**80,064,546**	75,701,265
Shareholders' equity		
Preferred stock	**500,000**	500,000
Common shareholders' equity		
- Common stock	**4**	4
- Capital surplus	**6,034,598**	6,104,264
- Retained earnings	**415,821**	612,798
- Accumulated other comprehensive income	**98,607**	116,819
Total common shareholders' equity	**6,549,030**	6,833,885
Total shareholders' equity	**7,049,030**	7,333,885
Total liabilities and shareholders' equity	**87,113,576**	83,035,150

♦♦ *Restated to exclude an investment in an entity transferred to HSBC North America Inc. during 2001.*

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

C E Reichardt

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial interest in respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BNY (Nominees) Limited 11,000 American Depositary Shares ("ADSs") representing 55,000 US$0.50 Ordinary shares

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of beneficial interest

7) Number of shares/amount of stock acquired

5,000 ADSs representing 25,000 US$0.50 Ordinary shares

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

300 ADSs at US$60.23 (US$12.046 per US$0.50 Ord share)

4,700 ADSs at US$60.25 (US$12.05 per US$0.50 Ord share)

13) Date of transaction

4 March 2002

14) Date company informed

5 March 2002

15) Total holding following this notification

11,000 American Depositary Shares ("ADSs") representing 55,000 US$0.50 Ordinary shares

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Heather Nicol Administration Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 6 March 2002

2001 Results News Release

HSBC Holdings plc



HSBC

4 March 2002

HSBC HOLDINGS PLC
2001 FINAL RESULTS – HIGHLIGHTS

- Operating income up 5 per cent to US$25,888 million (US$24,573 million in 2000).

On a cash basis (excluding goodwill amortisation):

- Operating profit before provisions up 3 per cent to US$11,283 million (US$10,996 million in 2000).
- Group pre-tax profit, down 14 per cent to US$8,807 million (US$10,300 million in 2000), after charging US$520 million in respect of the loss from the foreign currency redenomination in Argentina, a US$600 million additional general provision for Argentine exposure, and US$575 million in respect of a provision for the Princeton Note Matter.
- Attributable profit down 13 per cent to US$6,213 million (US$7,153 million in 2000).
- Return on invested capital of 12.1 per cent (16.4 per cent in 2000).
- Cash earnings per share US$0.67 (US$0.81 in 2000).

On a reported basis (after goodwill amortisation):

- Operating profit before provisions was in line with 2000 at US$10,484 million (US$10,486 million in 2000).
- Group pre-tax profit down 18 per cent to US$8,000 million (US$9,775 million in 2000).
- Attributable profit down 18 per cent to US$5,406 million (US$6,628 million in 2000).
- Return on average shareholders' funds of 11.4 per cent (16.5 per cent in 2000).
- Basic earnings per share US$0.59 (US$0.76 in 2000).

Dividend and capital position:

- Second interim dividend of US$0.29 per share; total dividend for 2001 of US$0.48 per share, an increase of 10 per cent over 2000.
- Tier 1 capital ratio of 9.0 per cent; total capital ratio of 13.0 per cent (2000: tier 1 capital of 9.0 per cent and total capital ratio of 13.3 per cent).

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$8,000 MILLION

HSBC made a profit on ordinary activities before tax of US$8,000 million in 2001, a decrease of US$1,775 million, or 18 per cent, compared with 2000. On a cash basis, profit before tax decreased by US$1,493 million, or 14 per cent, compared with 2000.

The Directors have declared a second interim dividend for 2001 of US$0.29 per ordinary share (in lieu of a final dividend) which, together with the first interim dividend of US$0.19 already paid, will make a total distribution for the year of US$0.48 per share (US$0.435 per share in 2000), an increase of 10 per cent. The dividend will be payable on 7 May 2002.

Net interest income of US$14,725 million in 2001 was US$1,002 million, or 7 per cent, higher than 2000, with a large part of this increase due to the inclusion of CCF for a full year. Net interest income in North America was US$250 million, or 12 per cent, higher than 2000 mainly reflecting growth in average interest-earning assets and the benefit of lower funding costs.

Other operating income rose by US$313 million, or 3 per cent, to US$11,163 million compared with 2000. This increase was primarily driven by the acquisition of CCF and by growth in wealth management income which offset falls in securities-related fee and commission income.

Operating expenses, excluding goodwill amortisation, were US$1,028 million, or 8 per cent, higher than 2000. This increase principally reflected recent acquisitions.

HSBC's cost:income ratio, excluding goodwill amortisation, increased to 56.4 per cent compared with 55.3 per cent in 2000, reflecting the cost structures of new acquisitions and investment in the expanding wealth management business and IT.

The charge for bad and doubtful debts was US$2,037 million in 2001, which was US$1,105 million higher than in 2000. This mainly reflected the US$600 million general provision against Argentine exposure and specific provisions made against a small number of corporate borrowers. Other charges included a loss of US$520 million arising from the foreign currency redenomination in Argentina and a charge of US$575 million for the Princeton Note Matter. The US$91 million share of operating losses in joint ventures principally reflected continuing start-up costs of Merrill Lynch HSBC, now operational in the UK, Canada and Australia.

The charge for amounts written-off fixed asset investments arose mainly from venture capital investments and holdings of emerging technology stocks.

Gains on disposal of investments of US$754 million included profit on the sale of HSBC's 20 per cent stake in British Interactive Broadcasting and the investment in Modern Terminals Limited. In addition, disposal gains of US$170 million were realised from sales of investment debt securities to adjust to changes in interest rate conditions.

The tier 1 capital and total capital ratio for the Group remained strong at 9.0 per cent and 13.0 per cent, respectively, at 31 December 2001.

The Group's total assets at 31 December 2001 were US$696 billion, an increase of US$22 billion, or 3 per cent, since 31 December 2000.

Geographical distribution of results

Figures in US$m	***Year ended 31 December 2001***		*Year ended 31 December 2000*	
Profit/(loss) before tax – cash basis				
		%		%
Europe	**4,182**	**47.5**	4,021	39.0
Hong Kong	**3,883**	**44.1**	3,692	35.9
Rest of Asia-Pacific	**1,096**	**12.4**	1,270	12.3
North America*	**623**	**7.1**	993	9.6
Latin America#	**(977)**	**(11.1)**	324	3.2
	8,807	**100.0**	10,300	100.0
Goodwill amortisation	**(807)**		(525)	
Group profit before tax	**8,000**		9,775	
Tax on profit on ordinary activities	**(1,574)**		(2,238)	
Profit on ordinary activities after tax	**6,426**		7,537	
Minority interests	**(1,020)**		(909)	
Profit attributable	**5,406**		6,628	
Profit attributable – cash basis	**6,213**		7,153	

Distribution of results by line of business

Figures in US$m	***Year ended 31 December 2001***		*Year ended 31 December 2000*	
Profit before tax – cash basis				
		%		%
Personal Financial Services	**3,504**	**39.8**	3,037	29.5
Commercial Banking	**2,385**	**27.1**	2,780	27.0
Corporate, Investment Banking and Markets	**4,030**	**45.8**	3,563	34.6
Private Banking	**412**	**4.7**	547	5.3
Other*#	**(1,524)**	**(17.4)**	373	3.6
Group profit before tax – cash basis	**8,807**	**100.0**	10,300	100.0
Goodwill amortisation	**(807)**		(525)	
Group profit before tax	**8,000**		9,775	

* *After charging US$575 million in respect of a provision for the Princeton Note Matter.*

\# *Includes US$520 million of losses from the foreign currency redenomination in Argentina and an additional general bad debt provision of US$600 million in respect of Argentina.*

Comment by Sir John Bond, Group Chairman

2001 was a challenging year for the financial services industry. That HSBC performed well overall is a measure of the resilience of our business. It is also a testament to the dedication and professionalism of my colleagues throughout the world. I particularly wish to pay tribute to our staff in New York who, in the aftermath of the terrible events of 11 September, kept our operations running, served our customers and cared for members of the general public in an exemplary manner. Similarly, I thank my colleagues in Argentina who are coping magnificently in very difficult circumstances.

In many of our major markets, the business environment deteriorated during the year. The US economy slowed markedly with a corresponding impact on much of the rest of the world, especially those countries, including many in Asia, which export to it. The UK remained fundamentally strong despite the effects of the foot and mouth epidemic and the downturn in the manufacturing sector. In France, slower growth was associated with lower consumer and business confidence. Hong Kong's economy was more subdued than at any time in recent years, except during the Asian crisis itself. By contrast, mainland China remained buoyant and its remarkable economic progress and potential were recognised by the landmark event of its accession to the WTO. In Latin America, the Brazilian economy remained stable and was relatively unaffected by the tragic economic collapse in Argentina. Given these conditions, our performance showed the benefits of both geographical and business diversification. Our core profitability was sufficient to absorb the significant costs of the settlement of the Princeton Note Matter and the Argentine situation without impacting our capital strength or our progressive dividend policy.

We grew revenues by US$1.3 billion against cost growth of US$1.0 billion resulting in our operating profits before provisions rising US$0.3 billion to US$11.3 billion. Adjusting for the impact of exchange rate movements the growth was 5.9 per cent. Our bad debt charge (excluding the US$600 million Argentine additional general provision) absorbed 13.7 per cent of our operating profit before provisions, rising by US$0.5 billion to US$1.4 billion.

Below the operating profit line before provisions we suffered from a number of exceptional charges, including the settlement of Princeton, and benefited from some exceptional gains, including profit on the sales of HSBC's 20 per cent stake in British Interactive Broadcasting and our investment in Modern Terminals Limited. These broadly offset one another. We have also taken exceptional charges against our current exposure in Argentina. These amount to US$1.1 billion. Consequently, profit attributable to shareholders at US$5.4 billion was US$1.2 billion lower than the result achieved in 2000. Recognising the exceptional nature of the charges in respect of Argentina and Princeton, the Board has declared a second interim dividend of US$0.29, taking the dividends for the year to US$0.48, an increase of 10 per cent.

Argentina

Encouraged by our analysis of the region's economic prospects HSBC made two strategic investments in Latin America in 1997. In Brazil, we established Banco HSBC Bamerindus. In Argentina, Midland Bank had held a 29.9 per cent interest in Banco Roberts since 1988 and, with the Mercosur trade area growing in importance, we took the opportunity to acquire the remaining 70.1 per cent we did not already own through purchasing the Roberts Group.

Comment by Sir John Bond, Group Chairman *(continued)*

The resilience and flexibility within the Brazilian economy has allowed HSBC to prosper in the country.

In Argentina, however, despite making considerable progress in building a broadly based business, our experience to date has been extremely disappointing. A number of factors, including protracted recession and a large internal fiscal deficit, have contributed to the country's current predicament. In line with HSBC's traditional conservatism we have charged an additional US$600 million of general provisions to cover losses in the Argentine portfolio. Over and above this, we have been forced to take a loss of US$520 million arising from the mandatory asymmetrical conversion of former US dollar denominated assets and liabilities into pesos. Our business in Argentina accounts for only 0.5 per cent of our total assets and in the context of HSBC as a whole the risks are entirely manageable. Nevertheless, the situation in Argentina remains both fluid and disturbing. It is deeply saddening to see the lives of so many of our customers and staff so badly affected. We must hope that, although necessarily slow and painful, the appropriate monetary and fiscal measures will be taken to reconstruct the financial system and to resolve the crisis. HSBC invests for the long-term and, in the course of its history, has experienced periods of extreme volatility in a number of emerging markets which, over time, have proved profitable.

Princeton

We were pleased to put the Princeton Note Matter substantially behind us by reaching agreement, subsequently confirmed by the US courts, with 51 out of 53 plaintiffs. Settlement was made in January 2002 and the after tax cost to HSBC fell within the US$450 million price reduction agreed with the late Mr Edmond Safra during the acquisition of Republic New York Corporation.

Credit quality

Globally, the credit environment weakened in line with economic conditions as corporate profitability fell and the availability of funding for investment declined. Excluding Argentina, the Group's non-performing loans reduced slightly as a percentage of lending, reflecting the write-off or recovery of previously provided debt and our underweight exposure to the industries most exposed to the change in economic environment. At 0.41 per cent of the loan book our credit charges in 2001 (excluding Argentina) remained below our long-term average experience reflecting changes in mix and the current resilience of the small business sector in Western markets.

There are a number of other factors which are important for an understanding of HSBC's performance in 2001. For the first time we have expanded our disclosure to give line of business analysis, and to illustrate the progress made in achieving our strategic objectives.

Personal Financial Services

Growth continued strongly. Revenues grew US$611 million or 6 per cent. Building our PFS businesses in Asia outside Hong Kong and in particular developing internet delivery channels represents a large part of the cost growth in 2001. We are encouraged by our progress.

Comment by Sir John Bond, Group Chairman *(continued)*

- The final stage of the deregulation of deposits in Hong Kong was handled smoothly. The launch of a new free banking service to coincide with deregulation was successful with 640,000 customers choosing to take up the new product. Deposit balances grew profitably.
- In view of negligible credit and equity demand in Hong Kong we concentrated on packaged investment products, distributing in excess of US$1.4 billion of capital protected funds. Sales of insurance products doubled in HSBC in Hong Kong. Including Hang Seng Bank the HSBC Group has the largest market share of new regular premium business in the territory.
- Our new UK mortgage strategy, launched in 2000, helped the bank secure its largest ever share of net new mortgage lending in 2001, 4.4 per cent compared with 3.0 per cent in 2000. Gross new mortgage loans increased by 56 per cent by value, significantly ahead of the industry average of 35 per cent.
- In the UK, we grew savings balances by more than 30 per cent in both HSBC Bank and in First Direct.
- In Malaysia, we sold in excess of US$800 million in home mortgages in 2001 making HSBC the market leader in net growth.
- By year-end 2001, more than 13 million credit cards had been issued to customers worldwide, an increase of 17 per cent over 2000.
- In Asia, cards in issue grew by more than one million in 2001 to 5.4 million in total.
- In the US, we expanded the product range available to former Republic customers contributing to a growth in wealth management income of over 15 per cent.
- 'HSBC Premier', our international service for our most valuable customers, saw exceptional growth with the customer base growing 73 per cent to 464,000 in 23 countries and territories.
- At the end of 2001 we had over three million electronic banking customers, double the number at the beginning of the year.
- Customer relationship management systems moved from development into operation in a further nine countries, and are now live in a total of 18 countries. In the UK, over five million 'Individual Solutions' were actioned across all delivery systems, resulting in over one million sales of products or services.
- In the Middle East, the appointment of several additional financial planning managers contributed to a 220 per cent growth in fee income from the investment businesses across the region.
- In Brazil, our pension business grew funds under management by 80 per cent to US$216 million. Overall HSBC is the fifth largest fund manager in Brazil with funds under management of US$9 billion.

Commercial Banking

Profitability fell in 2001 as a result of higher credit charges in Europe and the non-recurrence of 2000's provision recoveries in Asia-Pacific. Pre-tax profits fell 14 per cent to US$2,385 million. Customers continue to respond favourably to the international service dimension available through HSBC.

- For the fifth year running HSBC was voted Best Trade Finance Bank in Asia by *Finance Asia*.
- In cash management we added 14,000 customers in 2001 to our Hexagon system, an increase of over 25 per cent.

Comment by Sir John Bond, Group Chairman *(continued)*

- Business internet banking was launched in the UK in January 2002 and will roll out in Hong Kong, the United States and Canada later this year.
- Work has progressed in connecting the CCF commercial customer base to the Group's trade finance and cash management capabilities, an area of strong potential for 2002 and beyond.

Corporate, Investment Banking and Markets

Our wholesale banking activities produced record results in 2001 as successes in corporate banking and in treasury and capital markets more than offset weak performance in our corporate finance and equities business. Pre-tax profits grew by US$467 million to US$4,030 million.

- The integration of CCF into HSBC has generated better than expected revenue synergies in handling major corporate business for French domiciled companies and in euro capital market activities. We estimate that our market share comfortably exceeds the aggregate of HSBC and CCF as separate entities.
- Investment in our US Markets capability has been rewarded with significantly higher pre-tax profits which rose by over 50 per cent.
- Our global custody business increased market share notably in 2001 and was the No 1 rated custodian in 20 out of the 25 countries covered by the annual *Global Custodian* survey.
- Our asset management business increased its focus on designing products for distribution through our retail networks including the successful capital protected bonds mentioned above. Net inflows of funds during the year amounted to US$8.8 billion.
- HSBC won *Treasury Management International*'s 2001 Best Bank in Asia awards for both cash and risk management.
- The alignment of corporate banking with investment banking has generated significant additional revenues, particularly in the debt capital markets business where we have focused marketing initiatives. Revenues from bond origination business increased by 39 per cent to US$70 million.

Private Banking

Reflecting the restrained economic climate pre-tax profits from our private banking activities declined by US$135 million to US$412 million. However, the net inflow of funds was encouraging, amounting to US$13.2 billion. In a subdued environment we focused on the integration and reorganisation of private banking units originating in former HSBC, Republic and CCF entities. By the end of 2001 we had achieved our objective of establishing a new Swiss holding company under which the Group's international private banking activities are managed. This will facilitate better management of capital and will yield cost savings from 2002 onwards.

Investment activity

Following the major developments of 1999 and 2000, 2001 was a quieter year as we concentrated on integration and consolidation. Nevertheless, we made 38 acquisitions and investments and completed 17 disposals. We were particularly pleased to expand our

Comment by Sir John Bond, Group Chairman *(continued)*

interests in China through the purchase of an 8 per cent stake in Bank of Shanghai announced in December. Significant acquisitions included Banque Hervet in France, Demirbank in Turkey, NRMA Building Society in Australia and China Securities Investment Trust Corporation in Taiwan.

Priorities for 2002

The task before us in 2002 is to build upon the progress we have made during the last 12 months in implementing our strategic plan. While economic conditions mean that our traditional cost discipline will remain of paramount importance, we shall continue to develop all our lines of business and to invest in the new delivery systems, including e-channels, which are part of the fabric of our industry. In particular, we shall work to enhance our position in the commercial banking market and to build on our growing strengths in Personal Financial Services. We are becoming increasingly customer-driven and we shall continue to develop the HSBC brand as a uniformly desirable customer experience around the world.

Outlook

We are cautious about the outlook for the year ahead. Much will depend on the pace of recovery in the US. Recent economic indicators provide mixed signals. The robust consumer demand which has supported a number of western economies may prove hard to maintain as pressure on corporate profits leads to further industry restructuring and higher levels of unemployment. Many of the world's largest industries and service sectors are still suffering from overcapacity, which will take time to absorb and may defer further investment. Offsetting these factors are the strong and co-ordinated monetary policy initiatives of the world's leading nations, which may have staved off protracted recession. It is possible that we shall see signs of a modest economic recovery during the year. HSBC has entered 2002 financially and structurally stronger than a year ago. We are well able to weather the remainder of the downturn and we are in a strong position to benefit from any improvement in economic conditions that may occur in 2002.

2000 US$m	*Year ended 31 December*	*2001 US$m*	*£m*	*HK$m*
	For the year			
	Cash basis[⌖]			
10,300	Profit before tax	**8,807**	6,121	68,695
7,153	Profit attributable	**6,213**	4,318	48,461
	Reported basis			
9,775	Profit before tax	**8,000**	5,560	62,400
6,628	Profit attributable	**5,406**	3,757	42,167
4,010	Dividends	**4,467**	3,105	34,843
	At year-end			
45,570	Shareholders' funds	**45,979**	31,726	358,544
50,964	Capital resources	**50,854**	35,089	396,559
487,122	Customer accounts and deposits by banks	**503,631**	347,506	3,927,315
673,814	Total assets	**695,877**	480,155	5,426,449
383,687	Risk-weighted assets	**391,478**	270,120	3,052,745
US$	**Per share**	*US$*	*£*	*HK$*
0.81	Cash earnings	**0.67**	0.47	5.25
0.76	Basic earnings	**0.59**	0.41	4.57
0.75	Diluted earnings	**0.58**	0.40	4.52
0.435	Dividends[⌖⌖]	**0.480**	0.33	3.74
4.92	Net asset value	**4.91**	3.39	38.33
	Share information			
9,268m	US$0.50 ordinary shares in issue	**9,355m**		
US$136bn	Market capitalisation	**US$109bn**		
£9.85	Closing market price per share	**£8.06**		
	Total shareholder return against peer index[⌖⌖⌖]	**HSBC**	**Benchmark**	
	- over 1 year	**85**	**92**	
	- since 1 January 1999	**173**	**125**	

⌖ *Cash based measurements are after excluding the impact of goodwill amortisation.*

⌖⌖ *The second interim dividend of US$0.29 per share is translated at the closing rate on 31 December 2001 (see page 28).*

⌖⌖⌖ *Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2001. HSBC's governing objective is to beat the TSR of its defined benchmark, with a minimum objective to achieve double TSR over five years from 1 January 1999.*

2000	***Year ended 31 December***	*2001*
	Performance ratios (%)	
	On a cash basis[⌖]	
16.4	Return on invested capital[⌖⌖]	**12.1**
24.0	Return on net tangible equity[⌖⌖⌖]	**19.5**
1.33	Post-tax return on average tangible assets	**1.06**
2.26	Post-tax return on average risk-weighted assets	**1.86**
	On a reported basis	
16.5	Return on average shareholders' funds	**11.4**
1.24	Post-tax return on average assets	**0.92**
2.11	Post-tax return on average risk-weighted assets	**1.65**
	Efficiency and revenue mix ratios	
55.3	Cost:income ratio (excluding goodwill amortisation)	**56.4**
	As a percentage of total operating income:	
55.8	- net interest income	**56.9**
44.2	- other operating income	**43.1**
29.8	- net fees and commissions	**28.9**
6.6	- dealing profits	**6.5**
	Capital ratios	
9.0	- tier 1 capital	**9.0**
13.3	- total capital	**13.0**

⌖ *Cash based measurements are after excluding the impact of goodwill amortisation.*

⌖⌖ *Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects invested capital.*

⌖⌖⌖ *Cash basis attributable profit divided by average shareholders' funds after deduction of average purchased goodwill.*

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

31 December 2000		*Year ended 31 December 2001*		
US$m		*US$m*	*£m*	*HK$m*
37,746	Interest receivable	**35,261**	24,506	275,036
(24,023)	Interest payable	**(20,536)**	(14,272)	(160,181)
13,723	**Net interest income**	**14,725**	10,234	114,855
10,850	Other operating income	**11,163**	7,758	87,071
24,573	**Operating income**	**25,888**	17,992	201,926
(13,577)	Operating expenses excluding goodwill	**(14,605)**	(10,151)	(113,919)
(510)	Goodwill amortisation	**(799)**	(555)	(6,232)
10,486	**Operating profit before provisions**	**10,484**	7,286	81,775
(932)	Provisions for bad and doubtful debts	**(2,037)**	(1,416)	(15,889)
(71)	Provisions for contingent liabilities and commitments	**(649)**	(451)	(5,062)
-	Loss from foreign currency redenomination in Argentina	**(520)**	(361)	(4,056)
(36)	Amounts written off fixed asset investments	**(125)**	(87)	(975)
9,447	**Operating profit**	**7,153**	4,971	55,793
(51)	Share of operating loss in joint ventures	**(91)**	(63)	(709)
75	Share of operating profit in associates	**164**	114	1,279
	Gains/(losses) on disposal of:			
302	- investments	**754**	524	5,881
2	- tangible fixed assets	**20**	14	156
9,775	**Profit on ordinary activities before tax**	**8,000**	5,560	62,400
(2,238)	Tax on profit on ordinary activities	**(1,574)**	(1,094)	(12,277)
7,537	**Profit on ordinary activities after tax**	**6,426**	4,466	50,123
	Minority interests:			
(558)	- equity	**(579)**	(402)	(4,516)
(351)	- non-equity	**(441)**	(307)	(3,440)
6,628	**Profit attributable to shareholders**	**5,406**	3,757	42,167
(4,010)	Dividends	**(4,467)**	(3,105)	(34,843)
2,618	**Retained profit for the year**	**939**	652	7,324

At 31 December 2000 US$m		At 31 December 2001 US$m	£m	HK$m
	ASSETS			
5,006	Cash and balances at central banks	**6,185**	4,268	48,231
	Items in the course of collection			
6,668	from other banks	**5,775**	3,985	45,033
23,131	Treasury bills and other eligible bills	**17,971**	12,400	140,138
	Hong Kong SAR Government			
8,193	certificates of indebtedness	**8,637**	5,959	67,351
126,032	Loans and advances to banks	**104,641**	72,202	815,990
289,837	Loans and advances to customers	**308,649**	212,968	2,406,845
132,818	Debt securities	**160,579**	110,800	1,252,195
8,104	Equity shares	**8,057**	5,559	62,828
283	Interests in joint ventures	**292**	201	2,277
1,085	Interests in associates	**1,056**	729	8,235
126	Other participating interests	**120**	83	936
15,089	Intangible fixed assets	**14,581**	10,061	113,703
14,021	Tangible fixed assets	**13,521**	9,329	105,437
35,562	Other assets	**38,247**	26,390	298,250
7,859	Prepayments and accrued income	**7,566**	5,221	59,000
673,814	Total assets	**695,877**	480,155	5,426,449
	LIABILITIES			
	Hong Kong SAR currency			
8,193	notes in circulation	**8,637**	5,959	67,351
60,053	Deposits by banks	**53,640**	37,012	418,285
427,069	Customer accounts	**449,991**	310,494	3,509,030
	Items in the course of transmission to			
4,475	other banks	**3,798**	2,621	29,617
27,956	Debt securities in issue	**27,098**	18,698	211,310
63,114	Other liabilities	**72,623**	50,110	566,314
9,270	Accruals and deferred income	**7,149**	4,933	55,748
	Provisions for liabilities and charges			
1,251	- deferred taxation	**1,109**	765	8,648
3,332	- other provisions	**3,883**	2,679	30,280
	Subordinated liabilities			
3,546	- undated loan capital	**3,479**	2,400	27,129
12,676	- dated loan capital	**12,001**	8,280	93,584
	Minority interests			
2,138	- equity	**2,199**	1,517	17,148
5,171	- non-equity	**4,291**	2,961	33,461
4,634	Called up share capital	**4,678**	3,228	36,479
40,936	Reserves	**41,301**	28,498	322,065
45,570	Shareholders' funds	**45,979**	31,726	358,544
673,814	Total liabilities	**695,877**	480,155	5,426,449

Figures in US$m	Year ended 31 December 2001	2000
Net cash inflow from operating activities	**12,915**	15,223
Dividends received from associated undertakings	**113**	88
Returns on investments and servicing of finance:		
Interest paid on finance leases and similar hire purchase contracts	**(27)**	(26)
Interest paid on subordinated loan capital	**(1,116)**	(1,217)
Dividends paid to minority interests – equity	**(472)**	(443)
– non-equity	**(599)**	(105)
Net cash (outflow) from returns on investments and servicing of finance	**(2,214)**	(1,791)
Taxation paid	**(2,106)**	(2,290)
Capital expenditure and financial investments:		
Purchase of investment securities	**(148,826)**	(175,176)
Proceeds from sale and maturities of investment securities	**145,361**	180,044
Purchase of tangible fixed assets	**(1,873)**	(1,663)
Proceeds from sale of tangible fixed assets	**557**	383
Net cash inflow from capital expenditure and financial investments	**(4,781)**	3,588
Acquisitions and disposals:		
Net cash (outflow)/inflow from acquisition of and increase in stake in subsidiary undertakings	**(834)**	687
Net cash inflow from disposal of subsidiary undertakings	**26**	333
Payment to Republic and Safra Republic shareholders	**-**	(9,733)
Purchase of interest in associated undertakings and other participating interests	**(154)**	(54)
Proceeds from disposal of associated undertakings and other participating interests	**79**	138
Net cash (outflow)/inflow from acquisitions and disposals	**(883)**	(8,629)
Equity dividends paid	**(3,528)**	(2,193)
Net cash (outflow)/ inflow before financing	**(484)**	3,996
Financing:		
Issue of ordinary share capital	**112**	164
Issue of perpetual preferred securities	**-**	3,626
Own shares acquired by employee share ownership trust	**-**	(556)
Redemption of preference share capital	**(825)**	-
Subordinated loan capital issued	**456**	948
Subordinated loan capital repaid	**(965)**	(708)
Net cash (outflow)/inflow from financing	**(1,222)**	3,474
(Decrease)/increase in cash	**(1,706)**	7,470

Statement of total consolidated recognised gains and losses for the year ended

	31 December 2001 US$m	31 December 2000 US$m
Profit for the financial year attributable to shareholders	**5,406**	6,628
Unrealised (deficit)/surplus on revaluation of investment properties:		
- subsidiaries	**(18)**	6
- associates	**(5)**	8
Unrealised (deficit)/surplus on revaluation of land and buildings (excluding investment properties):		
- subsidiaries	**(227)**	357
- associates	**-**	4
Exchange and other movements	**(1,242)**	(1,064)
Total recognised gains and losses for the year	**3,914**	5,939

Reconciliation of movements in consolidated shareholders' funds for the year ended

	31 December 2001 US$m	31 December 2000 US$m
Profit for the financial year attributable to shareholders	**5,406**	6,628
Dividends	**(4,467)**	(4,010)
	939	2,618
Other recognised gains and losses relating to the year	**(1,492)**	(689)
New share capital subscribed, net of costs	**112**	488
New share capital issued in connection with the acquisition of Crédit Commercial de France (CCF)	**-**	8,629
Reserve in respect of obligations under CCF share options	**(16)**	496
Amounts arising on shares issued in lieu of dividends	**866**	944
Capitalised reserves arising on issue of shares to a qualifying employee share ownership trust (QUEST)	**-**	(324)
Net addition to shareholders' funds	**409**	12,162
Shareholders' funds at 1 January	**45,570**	33,408
Shareholders' funds at 31 December	**45,979**	45,570

1. Accounting policies

The accounting policies adopted are consistent with those described in the 2000 Annual Report and Accounts.

In 2001, HSBC has adopted the provisions of the UK Financial Reporting Standard ('FRS') FRS 18 'Accounting Policies', and the transitional arrangements of FRS 17 'Retirement benefits', which require additional disclosures only.

2. Dividend

The Directors have declared a second interim dividend for 2001 of US$0.29 per ordinary share, an increase of 1.8 per cent. The dividend will be payable on 7 May 2002 to shareholders on the Register at the close of business on 22 March 2002. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 29 April 2002, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 April 2002, and elections will be required to be made by 24 April 2002.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 29 April 2002 and paid on 7 May 2002 through CCF, HSBC's paying agent.

The dividend payable to holders of American Depositary Shares (ADSs), each of which represents five ordinary shares, will be paid in cash in US dollars on 7 May 2002 or invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London and in Hong Kong on 20 March 2002 and in Paris on 25 March 2002. The ADSs will be quoted ex-dividend in New York on 20 March 2002.

3. Earnings and dividends per share

Figures in US$	***Year ended 31 December*** ***2001***	*2000*
Cash earnings per share	**0.67**	0.81
Basic earnings per share	**0.59**	0.76
Diluted earnings per share	**0.58**	0.75
Dividend per share	**0.480**	0.435
Dividend pay out ratio[⌖]	**72%**	54%

⌖ *Dividends per share expressed as a percentage of cash earnings per share.*

3. Earnings and dividends per share *(continued)*

Basic earnings per ordinary share was calculated by dividing the earnings of US$5,406 million by the weighted average number of ordinary shares outstanding (net of own shares held by trustees to satisfy employee share options and awards) of 9,237 million (2000: earnings of US$6,628 million and 8,777 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding (net of own shares held) plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 9,336 million (2000: 8,865 million shares).

The cash earnings per share was calculated by dividing the basic earnings, including the add-back of amortised goodwill, by the weighted average number of ordinary shares outstanding.

4. Taxation

Figures in US$m	***Year ended 31 December 2001***	*Year ended 31 December 2000*
UK corporation tax charge	**416**	856
Overseas taxation	**1,570**	1,468
Deferred taxation	**(425)**	(78)
Joint ventures	**(13)**	(7)
Associates	**26**	(1)
Total charge for taxation	**1,574**	2,238
Effective tax rate	**19.7%**	22.9%

The Company and its subsidiary undertakings in the UK provided for UK corporation tax at 30 per cent, the rate for the calendar year 2001 (2000: 30 per cent). Overseas tax included Hong Kong profits tax of US$450 million (2000: US$478 million) provided at the rate of 16.0 per cent (2000: 16.0 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 31 December 2001, there were potential future tax benefits of US$220 million (31 December 2000: US$350 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered certain.

4. Taxation *(continued)*

Analysis of overall tax charge *Figures in US$m*	***Year ended 31 December 2001***	*Year ended 31 December 2000*
Taxation at UK corporate tax rate of 30.0%	**2,400**	2,932
Impact of differently taxed overseas profits in principal locations	**(616)**	(498)
Unrecognised/(utilised) tax benefits	**38**	(137)
Other items	**(248)**	(59)
	1,574	2,238

5. Subordinated liabilities

Figures in US$m	***At 31 December 2001***	*At 31 December 2000*
Dated subordinated loan capital which is repayable:		
- Within 1 year	**1,393**	953
- Between 1 and 2 years	**950**	1,401
- Between 2 and 5 years	**2,165**	2,263
- Over 5 years	**7,493**	8,059
	12,001	12,676

6. Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured	
Figures in US$m	***At 31 December 2001***	*At 31 December 2000*
Deposits by banks	**290**	260
Customer accounts	**5,371**	4,903
Debt securities in issue	**1,692**	3,090
Other liabilities	**3,175**	3,544
	10,528	11,797

The amount of assets pledged to secure these amounts is US$32,757 million (31 December 2000: US$30,432 million). This is mainly made up of items included in 'Debt securities' and 'Treasury bills and other eligible bills' of US$30,682 million (31 December 2000: US$26,466 million).

7. Capital resources

Figures in US$m	*At 31 December 2001*	*At 31 December 2000*
Capital ratios (%)		
Total capital ratio	**13.0**	13.3
Tier 1 capital ratio	**9.0**	9.0

Composition of capital

Figures in US$m		
Tier 1:		
Shareholders' funds	**45,979**	45,570
Minority interests	**3,515**	4,419
Innovative tier 1 securities	**3,467**	3,512
Less: property revaluation reserves	**(2,271)**	(2,611)
: goodwill capitalised and intangible assets	**(14,989)**	(15,597)
: own shares held ✦	**(628)**	(673)
Total qualifying tier 1 capital	**35,073**	34,620
Tier 2:		
Property revaluation reserves	**2,271**	2,611
General provisions	**2,091**	2,132
Perpetual subordinated debt	**3,338**	3,531
Term subordinated debt	**9,912**	10,224
Minority interests in tier 2 capital	**693**	697
Total qualifying tier 2 capital	**18,305**	19,195
Unconsolidated investments	**(1,781)**	(1,463)
Investments in other banks	**(627)**	(1,241)
Other deductions	**(116)**	(147)
Total capital	**50,854**	50,964
Total risk-weighted assets	**391,478**	383,687

The above figures were computed in accordance with the EU Banking Consolidation Directive.

✦ *This principally reflects shares held in trust to fulfil the Group's obligations under employee share option plans.*

8. Foreign exchange exposure

The Group's foreign exchange exposure comprises trading exposures and structural foreign currency translation exposure. Foreign exchange trading exposure comprises those which arise from foreign exchange dealing within Treasury and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee.

The Group's structural foreign currency translation exposures are represented by the net asset value of the holding company's foreign currency equity and subordinated debt investments in its subsidiaries, branches and associated undertakings. Gains or losses on structural foreign currency exposures are taken to reserves. The Group's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that the Group's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates.

9. Contingent liabilities and commitments

The total contract amounts of contingent liabilities and commitments which, at 31 December 2001, were US$242,504 million (31 December 2000: US$221,858 million) are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

10. Reconciliation of operating profit to net cash flow from operating activities

Figures in US$m	***Year ended 31 December 2001***	*Year ended 31 December 2000*
Operating profit	**7,153**	9,447
Change in prepayments and accrued income	**452**	(772)
Change in accruals and deferred income	**(2,207)**	1,863
Interest on finance leases and similar hire purchase contracts	**27**	26
Interest on subordinated loan capital	**1,074**	1,216
Depreciation and amortisation	**1,933**	1,591
Amortisation of discounts and premiums	**(640)**	(727)
Provisions for bad and doubtful debts	**2,037**	932
Loans written off net of recoveries	**(1,893)**	(1,653)
Provisions for liabilities and charges	**1,229**	723
Provisions utilised	**(542)**	(510)
Amounts written off fixed asset investments	**125**	36
Net cash inflow from trading activities	**8,748**	12,172
Change in items in the course of collection from other banks	**1,009**	656
Change in treasury bills and other eligible bills	**2,200**	(826)
Change in loans and advances to banks	**19,601**	838
Change in loans and advances to customers	**(16,072)**	(10,265)
Change in other securities	**(20,307)**	(16,006)
Change in other assets	**(1,856)**	(1,858)
Change in deposits by banks	**(8,546)**	(2,333)
Change in customer accounts	**19,799**	42,153
Change in items in the course of transmission to other banks	**(827)**	(1,576)
Change in debt securities in issue	**(1,437)**	(17,019)
Change in other liabilities	**9,179**	7,004
Elimination of exchange differences⁑	**1,424**	2,283
Net cash inflow from operating activities	**12,915**	15,223

⁑ *Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.*

11. Bad and doubtful debts

By category:	*2001 Half-year ended* 30 June	31 December	2001	*2000 Half-year ended* 30 June	31 December	2000
Loans and advances to customers						
- specific charge:						
new provisions	**1,126**	**1,544**	**2,670**	995	1,298	2,293
releases and recoveries	**(676)**	**(530)**	**(1,206)**	(493)	(590)	(1,083)
	450	**1,014**	**1,464**	502	708	1,210
- net general charge/(release):						
Argentina	**-**	**600**	**600**	-	-	-
special general provision for Asian risk	**-**	**-**	**-**	(116)	(58)	(174)
other	**(9)**	**(18)**	**(27)**	(16)	(90)	(106)
	(9)	**582**	**573**	(132)	(148)	(280)
Customer bad and doubtful debt charge	**441**	**1,596**	**2,037**	370	560	930
Loans and advances to banks						
- net specific (release)/charge	**-**	**-**	**-**	(2)	4	2
Total bad and doubtful debt charge	**441**	**1,596**	**2,037**	368	564	932

12. Analysis of fees and commissions receivable and payable

Figures in US$m	*2001 Half-year ended* *30 June*	*31 December*	*2001*	*2000 Half-year ended* *30 June*	*31 December*	*2000*
Account services	**814**	**806**	**1,620**	744	793	1,537
Credit facilities	**311**	**317**	**628**	308	305	613
Remittances	**121**	**125**	**246**	109	116	225
Cards	**537**	**579**	**1,116**	509	561	1,070
Imports/Exports	**257**	**267**	**524**	262	278	540
Underwriting	**86**	**49**	**135**	88	107	195
Insurance	**337**	**331**	**668**	276	294	570
Mortgage servicing rights	**40**	**38**	**78**	35	34	69
Trust income	**58**	**56**	**114**	90	95	185
Broking income	**499**	**429**	**928**	686	521	1,207
Global custody	**158**	**150**	**308**	147	277	424
Maintenance income on operating leases	**84**	**81**	**165**	91	85	176
Other	**1,130**	**1,096**	**2,226**	815	951	1,766
Total fees and commissions receivable	**4,432**	**4,324**	**8,756**	4,160	4,417	8,577
Less: fees payable	**(664)**	**(622)**	**(1,286)**	(601)	(665)	(1,266)
Net fees and commissions	**3,768**	**3,702**	**7,470**	3,559	3,752	7,311

13. Geographical distribution of results

HSBC European Operations

	2001 Half-year ended			*2000 Half-year ended*		
Figures in US$m	***30 June***	***31 December***	***2001***	*30 June*	*31 December*	*2000*
Net interest income	**2,635**	**2,928**	**5,563**	2,365	2,623	4,988
Dividend income	**58**	**58**	**116**	51	33	84
Net fees and commissions	**2,166**	**2,044**	**4,210**	1,957	2,143	4,100
Dealing profits	**341**	**367**	**708**	420	367	787
Other income	**473**	**549**	**1,022**	420	531	951
Other operating income	**3,038**	**3,018**	**6,056**	2,848	3,074	5,922
Operating income	**5,673**	**5,946**	**11,619**	5,213	5,697	10,910
Staff costs	**(2,055)**	**(2,172)**	**(4,227)**	(1,813)	(2,049)	(3,862)
Premises and equipment	**(387)**	**(399)**	**(786)**	(280)	(371)	(651)
Other	**(737)**	**(882)**	**(1,619)**	(581)	(793)	(1,374)
Depreciation	**(324)**	**(332)**	**(656)**	(292)	(339)	(631)
Goodwill amortisation	**(319)**	**(313)**	**(632)**	(89)	(259)	(348)
Operating expenses	**(3,822)**	**(4,098)**	**(7,920)**	(3,055)	(3,811)	(6,866)
Operating profit before provisions	**1,851**	**1,848**	**3,699**	2,158	1,886	4,044
Customers:						
- new specific provisions	**(328)**	**(474)**	**(802)**	(271)	(336)	(607)
- releases and recoveries	**175**	**150**	**325**	120	184	304
	(153)	**(324)**	**(477)**	(151)	(152)	(303)
- net general release/(charge)	**25**	**11**	**36**	(18)	(25)	(43)
Bad and doubtful debt charge	**(128)**	**(313)**	**(441)**	(169)	(177)	(346)
Banks:						
- net specific release/(charge)	**-**	**-**	**-**	2	(4)	(2)
Total bad and doubtful debt charge	**(128)**	**(313)**	**(441)**	(167)	(181)	(348)
Provisions for contingent liabilities and commitments	**(9)**	**(21)**	**(30)**	(45)	(22)	(67)
Amounts written off fixed asset investments	**(27)**	**(63)**	**(90)**	(9)	(14)	(23)
Operating profit	**1,687**	**1,451**	**3,138**	1,937	1,669	3,606
Income from associated undertakings	**(19)**	**(18)**	**(37)**	(37)	(59)	(96)
Investment and fixed asset disposal gains	**386**	**55**	**441**	62	86	148
Profit before tax	**2,054**	**1,488**	**3,542**	1,962	1,696	3,658

HSBC Hong Kong Operations

Figures in US$m	*2001 Half-year ended* *30 June*	*31 December*	*2001*	*2000 Half-year ended* *30 June*	*31 December*	*2000*
Net interest income	**2,073**	**2,092**	**4,165**	2,003	1,994	3,997
Dividend income	**12**	**14**	**26**	18	16	34
Net fees and commissions	**564**	**608**	**1,172**	567	601	1,168
Dealing profits	**134**	**84**	**218**	124	105	229
Other income	**209**	**227**	**436**	161	198	359
Other operating income	**919**	**933**	**1,852**	870	920	1,790
Operating income	**2,992**	**3,025**	**6,017**	2,873	2,914	5,787
Staff costs	**(619)**	**(660)**	**(1,279)**	(576)	(590)	(1,166)
Premises and equipment	**(110)**	**(124)**	**(234)**	(109)	(109)	(218)
Other	**(199)**	**(229)**	**(428)**	(170)	(242)	(412)
Depreciation	**(97)**	**(102)**	**(199)**	(94)	(96)	(190)
Goodwill amortisation	**-**	**-**	**-**	(1)	-	(1)
Operating expenses	**(1,025)**	**(1,115)**	**(2,140)**	(950)	(1,037)	(1,987)
Operating profit before provisions	**1,967**	**1,910**	**3,877**	1,923	1,877	3,800
Customers:						
- new specific provisions	**(206)**	**(243)**	**(449)**	(217)	(237)	(454)
- releases and recoveries	**108**	**135**	**243**	95	112	207
	(98)	**(108)**	**(206)**	(122)	(125)	(247)
- net general release/(charge)	**11**	**(2)**	**9**	(6)	5	(1)
Total bad and doubtful debt charge	**(87)**	**(110)**	**(197)**	(128)	(120)	(248)
Provisions for contingent liabilities and commitments	**2**	**4**	**6**	1	(11)	(10)
Amounts written off fixed asset investments	**(14)**	**(4)**	**(18)**	(5)	(4)	(9)
Operating profit	**1,868**	**1,800**	**3,668**	1,791	1,742	3,533
Income from associated undertakings	**12**	**5**	**17**	9	12	21
Investments and fixed asset disposal gains	**175**	**23**	**198**	103	34	137
Profit before tax	**2,055**	**1,828**	**3,883**	1,903	1,788	3,691

HSBC Rest of Asia-Pacific Operations

Figures in US$m	*2001 Half-year ended* *30 June*	*2001 Half-year ended* *31 December*	*2001*	*2000 Half-year ended* *30 June*	*2000 Half-year ended* *31 December*	*2000*
Net interest income	**725**	**757**	**1,482**	668	699	1,367
Dividend income	**1**	**2**	**3**	1	2	3
Net fees and commissions	**332**	**349**	**681**	363	347	710
Dealing profits	**196**	**199**	**395**	172	152	324
Other income	**24**	**34**	**58**	27	21	48
Other operating income	**553**	**584**	**1,137**	563	522	1,085
Operating income	**1,278**	**1,341**	**2,619**	1,231	1,221	2,452
Staff costs	**(374)**	**(397)**	**(771)**	(358)	(375)	(733)
Premises and equipment	**(69)**	**(74)**	**(143)**	(66)	(71)	(137)
Other	**(186)**	**(215)**	**(401)**	(154)	(189)	(343)
Depreciation	**(41)**	**(41)**	**(82)**	(38)	(41)	(79)
Goodwill amortisation	**(4)**	**(4)**	**(8)**	(2)	(3)	(5)
Operating expenses	**(674)**	**(731)**	**(1,405)**	(618)	(679)	(1,297)
Operating profit before provisions	**604**	**610**	**1,214**	613	542	1,155
Customers:						
- new specific provisions	**(269)**	**(308)**	**(577)**	(231)	(312)	(543)
- releases and recoveries	**282**	**124**	**406**	181	189	370
	13	**(184)**	**(171)**	(50)	(123)	(173)
- net general release/(charge)	**5**	**(6)**	**(1)**	116	72	188
Total bad and doubtful debt (charge)/release	**18**	**(190)**	**(172)**	66	(51)	15
Provisions for contingent liabilities and commitments	**(33)**	**(10)**	**(43)**	4	1	5
Amounts written off fixed asset investments	**(6)**	**(5)**	**(11)**	-	(3)	(3)
Operating profit	**583**	**405**	**988**	683	489	1,172
Income from associated undertakings	**48**	**46**	**94**	51	49	100
Investments and fixed asset disposal gains/(losses)	**3**	**3**	**6**	-	(7)	(7)
Profit before tax	**634**	**454**	**1,088**	734	531	1,265

HSBC North American Operations

Figures in US$m	*2001 Half-year ended* 30 June	31 December	2001	*2000 Half-year ended* 30 June	31 December	2000
Net interest income	**1,162**	**1,240**	**2,402**	1,057	1,095	2,152
Dividend income	**16**	**13**	**29**	33	35	68
Net fees and commissions	**437**	**461**	**898**	451	402	853
Dealing profits	**211**	**113**	**324**	132	86	218
Other income	**94**	**111**	**205**	68	110	178
Other operating income	**758**	**698**	**1,456**	684	633	1,317
Operating income	**1,920**	**1,938**	**3,858**	1,741	1,728	3,469
Staff costs	**(714)**	**(698)**	**(1,412)**	(707)	(683)	(1,390)
Premises and equipment	**(155)**	**(162)**	**(317)**	(157)	(150)	(307)
Other	**(384)**	**(256)**	**(640)**	(269)	(283)	(552)
Depreciation	**(58)**	**(61)**	**(119)**	(54)	(60)	(114)
Goodwill amortisation	**(71)**	**(71)**	**(142)**	(74)	(69)	(143)
Operating expenses	**(1,382)**	**(1,248)**	**(2,630)**	(1,261)	(1,245)	(2,506)
Operating profit before provisions	**538**	**690**	**1,228**	480	483	963
Customers:						
- new specific provisions	**(144)**	**(258)**	**(402)**	(170)	(217)	(387)
- releases and recoveries	**46**	**52**	**98**	59	43	102
	(98)	**(206)**	**(304)**	(111)	(174)	(285)
- net general (charge)/release	**(16)**	**33**	**17**	39	99	138
Total bad and doubtful debt charge	**(114)**	**(173)**	**(287)**	(72)	(75)	(147)
Provisions for contingent liabilities and commitments (excluding Princeton)	**(2)**	**(5)**	**(7)**	-	1	1
Amounts written off fixed asset investments	**(4)**	**(1)**	**(5)**	-	-	-
Operating profit	**418**	**511**	**929**	408	409	817
Income from associated undertakings	**1**	**(3)**	**(2)**	2	(4)	(2)
Investments and fixed assets disposal gains	**109**	**20**	**129**	4	31	35
Profit before tax (before Princeton provision)	**528**	**528**	**1056**	414	436	850
Princeton provision	**-**	**(575)**	**(575)**	-	-	-
	528	**(47)**	**481**	414	436	850

HSBC Latin American Operations

Figures in US$m	*2001 Half-year ended* *30 June*	*2001 Half-year ended* *31 December*	*2001*	*2000 Half-year ended* *30 June*	*2000 Half-year ended* *31 December*	*2000*
Net interest income	**597**	**516**	**1,113**	591	628	1,219
Dividend income	**12**	**-**	**12**	8	-	8
Net fees and commissions	**269**	**240**	**509**	221	259	480
Dealing profits	**(6)**	**46**	**40**	30	38	68
Other income	**183**	**175**	**358**	206	191	397
Other operating income	**458**	**461**	**919**	465	488	953
Operating income	**1,055**	**977**	**2,032**	1,056	1,116	2,172
Staff costs	**(418)**	**(446)**	**(864)**	(439)	(467)	(906)
Premises and equipment	**(79)**	**(80)**	**(159)**	(83)	(84)	(167)
Other	**(226)**	**(222)**	**(448)**	(227)	(268)	(495)
Depreciation	**(34)**	**(44)**	**(78)**	(33)	(34)	(67)
Goodwill amortisation	**(7)**	**(10)**	**(17)**	(6)	(7)	(13)
Operating expenses	**(764)**	**(802)**	**(1,566)**	(788)	(860)	(1,648)
Operating profit before provisions	**291**	**175**	**466**	268	256	524
Customers:						
- new specific provisions	**(179)**	**(261)**	**(440)**	(106)	(196)	(302)
- releases and recoveries	**65**	**69**	**134**	38	62	100
	(114)	**(192)**	**(306)**	(68)	(134)	(202)
Argentina general	**-**	**(600)**	**(600)**	-	-	-
- net general (charge)/release	**(16)**	**(18)**	**(34)**	1	(3)	(2)
Total bad and doubtful debt charge	**(130)**	**(810)**	**(940)**	(67)	(137)	(204)
Loss on foreign currency redenomination in Argentina	**-**	**(520)**	**(520)**	-	-	-
Amounts written off fixed asset investments	**(2)**	**1**	**(1)**	-	(1)	(1)
Operating profit	**159**	**(1,154)**	**(995)**	201	118	319
Income from associated undertakings	**2**	**(1)**	**1**	-	1	1
Investments and fixed assets disposal (losses)/gains	**3**	**(3)**	**-**	(8)	(1)	(9)
Profit before tax	**164**	**(1,158)**	**(994)**	193	118	311

14. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 22 March 2002. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 21 March 2002 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 22 March 2002 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 22 March 2002 in order to receive the dividend.

15. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:

Period end		***31 December 2001***	*31 December 2000*
Closing :	HK$/US$	**7.798**	7.800
	£/US$	**0.690**	0.670
Average :	HK$/US$	**7.800**	7.792
	£/US$	**0.695**	0.660

16. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

On 17 December 2001, HSBC USA Inc. announced that it had settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims arising from the involvement of its subsidiary, Republic New York Securities Corporation ('RNYSC'), with its customers Princeton Global Management Ltd. and affiliated entities and their Chairman Martin Armstrong (the 'Princeton Note Matter'). It also announced that it had resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. The Princeton Note Matter came to light prior to HSBC's acquisition of Republic New York Corporation, RNYSC's parent, in December 1999.

16. Litigation *(continued)*

As part of the resolution, RNYSC, now a dormant subsidiary, pleaded guilty in federal court in Manhattan to two federal criminal charges arising from the misconduct of certain of its former executives in assisting Martin Armstrong's scheme to defraud numerous purchasers of Princeton Notes, which Armstrong offered for sale in Japan. Following the acquisition by HSBC, RNYSC ceased active business during the year 2000, and the employment of all the RNYSC executives associated with RNYSC's misconduct was terminated.

The United States Attorney's Office in its public filing acknowledged HSBC's 'exemplary cooperation' and recommended to the Court that no criminal fine be imposed on RNYSC. Instead, RNYSC agreed to the imposition of a restitution order requiring it to make payments totalling approximately US$569 million to Princeton noteholders, as compensation for their out-of-pocket losses. Since RNYSC's capital was about US$81 million, HSBC USA Inc. agreed to pay the remaining amount of compensation due to the noteholders in exchange for their termination of the pending civil litigation against HSBC USA Inc. and RNYSC, and in connection with the United States Attorney's Office commitment not to pursue any claims against RNYSC's parent company or its banking affiliate. In addition, the settling Princeton noteholders can expect to receive payments totalling approximately US$72 million from assets held by Princeton's court-appointed receiver.

At hearings held on 7 and 9 January 2002 the court entered the restitution order agreed to by RNYSC and the US Attorney's Office and also approved the related settlement between HSBC and the Princeton Receiver. Promptly thereafter 17 lawsuits filed in the federal court in Manhattan by 51 Princeton noteholders against HSBC USA Inc., RNYSC and others were dismissed pursuant to the previously-announced settlements, terminating the plaintiffs' claims for damages arising from unpaid Princeton Notes with face amounts totalling approximately US$1 billion. RNYSC has also reached settlements with seven additional Princeton noteholders who did not file suit.

The after tax cost to date of the settlement is within the range of the price reduction taken by Republic's largest stockholders, companies controlled by the late Mr. Edmond Safra, at the time of HSBC's acquisition of Republic. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling approximately US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with RNYSC as calculated by the US Government.

Under the regulatory settlements RNYSC agreed with the Securities and Exchange Commission to the revocation of its broker-dealer registration and with the Commodity Futures Trading Commission to the revocation of various commodities-related licenses and the payment of a US$5 million civil monetary penalty. It is also expected that RNYSC will shortly reach an agreement with The New York Mercantile Exchange resolving Princeton-related matters.

17. Dealings in HSBC Holdings shares

Save for dealings by HSBC Investment Bank plc, trading as an intermediary in the Company's shares in London, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the year ended 31 December 2001.

18. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2001 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

19. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

20. Remuneration

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC including the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

The Remuneration Committee applies the following key principles:

- to pay against a market of comparative organisations;
- to offer fair and realistic salaries with an important element of variable pay based on relative performance;
- to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan; and

20. Remuneration *(continued)*

- for new employees only, since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes.

Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice. The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and of the individual concerned. Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration.

In order to align the interests of staff with those of shareholders, share options are awarded to employees under the Group Share Option Plan and the Savings-Related Share Option Plan. When share options are granted which are to be satisfied by the issue of new shares, the impact on existing equity is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details being disclosed in Note 11 of the 'Notes on the Financial Statements' in the Annual Report and Accounts. The dilutive effect of exercising all outstanding share options would be only 0.5 per cent of basic earnings per share.

There were 171,049 full-time equivalent employees at 31 December 2001 (2000: 161,624). During 2001, almost 58,000 employees in 53 countries and territories applied for savings-related share options. Performance related share options were awarded to over 34,000 employees worldwide at all levels of the organisation. In December, over 3,000 employees in the UK began investing in shares within the newly launched UK Share Ownership Plan and over 10,000 CCF employees participate in the Plan d'Epargne in France through which they have subscribed to HSBC shares.

21. Annual Review and Annual Report and Accounts

The *Annual Review 2001* and/or *Annual Report and Accounts 2001* will be mailed to shareholders on or about 3 April 2002. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; Crédit Commercial de France, Direction de la Communication, 103 avenue des Champs-Elysées, 75419 Paris Cedex 08, France; or from the HSBC website – www.hsbc.com.

Chinese translations of the *Annual Review* and *Annual Report and Accounts* may be obtained on request from Central Registration Hong Kong Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the *Annual Review* may be obtained on request from Crédit Commercial de France, Direction de la Communication, 103 avenue des Champs-Elysées, 75419 Paris Cedex 08, France.

The *Annual Report and Accounts* and *Annual Review* will be available on the Stock Exchange of Hong Kong's website – www.hkex.com.hk.

21. Annual Review and Annual Report and Accounts *(continued)*

Custodians or nominees that wish to distribute copies of the *Annual Review* and/or *Annual Report and Accounts* to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above. Requests must be received no later than 11 March 2002.

22. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on 31 May 2002 at 11 a.m.

Notice of the meeting will be mailed to shareholders on or about 3 April 2002.

23. Interim results and first interim dividend for 2002

The interim results for the six months to 30 June 2002 will be announced on Monday 5 August 2002. It is intended that any first interim dividend for 2002 that is announced on that date would be payable on 9 October 2002 to shareholders on the Register on 23 August 2002. The Company's shares would be quoted ex-dividend in London and in Hong Kong on 21 August 2002 and in Paris on 26 August 2002. The American Depository Shares would be quoted ex-dividend in New York on 21 August 2002.

24. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; Crédit Commercial de France, Direction de la Communication, 103 avenue des Champs-Elysées, 75419 Paris Cedex 08, France. The News Release will also be available on the HSBC website – www.hsbc.com.

25. For further information contact:

London	**Hong Kong**
Michael Broadbent Director of Group Corporate Affairs Telephone: +44 20 7260 9182	David Hall Head of Group Public Affairs (Asia) Telephone : +852 2822 1133
Richard Beck Head of Group External Relations Telephone: +44 20 7260 6757	Gareth Hewett Senior External Relations Manager Telephone: +852 2822 4929
Mike Stephenson Senior Manager Investor Relations Telephone: +44 20 7260 7255	

25. For further information contact *(continued)*:

New York
Linda Stryker-Luftig
Senior Vice President
Group Public Affairs
Telephone: +1 212 525 3800

Theodore Ayvas
Vice President
Investor Relations and
Government Affairs
Telephone: +1 212 525 6191

Paris
Chantal Nedjib
Managing Director, Corporate Communications
Telephone: +33 1 40 70 7729

Gilberte Lombard
Investor Relations Director
Telephone: +33 1 40 70 2257

2001

HSBC Holdings plc

Annual Review

CAIRO

DUBAI


HSBC



SHANGHAI



KEELUNG

SAIPAN

SYDNEY





KUALA LUMPUR



HONG KONG

PUNE



AUCKLAND

The world's local bank

HSBC

HSBC

Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. HSBC's international network comprises some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

With listings on the London, Hong Kong, New York and Paris stock exchanges, shares in HSBC Holdings plc are held by around 190,000 shareholders in some 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Receipts.

Through an international network linked by advanced technology, including a rapidly growing e-commerce capability, HSBC provides a comprehensive range of financial services: personal financial services; commercial banking; corporate, investment banking and markets; private banking; and other activities.

Illustrative Theme

A Day in the Life of HSBC

HSBC's network of offices spans most of the world's time zones from New Zealand — not far away from the international date-line in the Pacific — and Australia and westwards across the globe to Canada. At any time of the day or night, somewhere in the world, HSBC is serving its 31 million customers.

The photographs in this *Annual Review* illustrate key developments in HSBC over the past 12 months across a wide range of our businesses in the course of implementing our strategic plan, 'Managing for Value'. Tracing a typical day, for our customers and for our employees, the pictures illustrate that work at HSBC goes on 24 hours a day, 365 days a year.

Contents

Annual Review 2001

Financial Highlights

2000	Year ended 31 December	2001	2001	2001
US$m	For the year	**US$m**	*£m*	*HK$m*
	Cash basis[1]			
10,300	Profit before tax	**8,807**	*6,121*	*68,695*
7,153	Profit attributable	**6,213**	*4,318*	*48,461*
	After goodwill amortisation — reported earnings			
9,775	Profit before tax	**8,000**	*5,560*	*62,400*
6,628	Profit attributable	**5,406**	*3,757*	*42,167*
4,010	Dividends	**4,467**	*3,105*	*34,843*
	At year-end			
45,570	Shareholders' funds	**45,979**	*31,726*	*358,544*
50,964	Capital resources	**50,854**	*35,089*	*396,559*
487,122	Customer accounts and deposits by banks	**503,631**	*347,506*	*3,927,315*
673,814	Total assets	**695,877**	*480,155*	*5,426,449*
383,687	Risk-weighted assets	**391,478**	*270,120*	*3,052,745*
US$	**Per share**	**US$**	*£*	*HK$*
0.81	Cash earnings[1]	**0.67**	*0.47*	*5.25*
0.76	Basic earnings	**0.59**	*0.41*	*4.57*
0.75	Diluted earnings	**0.58**	*0.40*	*4.52*
	Dividends			
0.15	— first interim	**0.19**	*0.13*	*1.48*
0.285	— second interim	**0.29**	*0.20*	*2.26*
4.92	Net asset value	**4.91**	*3.39*	*38.33*
	Share information			
9,268m	US$0.50 ordinary shares in issue	**9,355m**		
US$136b	Market capitalisation	**US$109b**		
£9.85	Closing market price per share	**£8.06**		
	Total shareholder return against peer index[3]	**HSBC**		**Benchmark**
	— over 1 year	**85**		**92**
	— since 1 January 1999	**173**		**125**
%	**Ratios**	%		
16.5	Return on average shareholders' funds	**11.4**		
1.24	Post-tax return on average tangible assets	**0.92**		
2.11	Post-tax return on average risk-weighted assets	**1.65**		
	Ratios — cash basis[1]			
24.0	Return on net tangible equity[4]	**19.5**		
1.33	Post-tax return on average tangible assets	**1.06**		
2.26	Post-tax return on average risk-weighted assets	**1.86**		
	Capital ratios			
9.0	— tier 1 capital	**9.0**		
13.3	— total capital	**13.0**		
55.3	**Cost:income ratio** (excluding goodwill amortisation)	**56.4**		

1 Cash-based measurements are after excluding the impact of goodwill amortisation.
2 The second interim dividend of US$0.29 per share is translated at the closing rate on 31 December 2001. Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 29 April 2002.
3 Total shareholder return (TSR) is the increase in the HSBC share price with dividends assumed to be reinvested. The peer index is the TSR of our defined peer group of financial institutions.
4 Cash basis attributable profit divided by average shareholders' funds after deducting average purchased goodwill.

Overview of Results

Geographical Distribution of Results

Figures in US$m	Year ended 31 December 2001		Year ended 31 December 2000	
Profit/(loss) before tax — cash basis				
		%		%
Europe	**4,182**	**47.5**	4,021	39.0
Hong Kong	**3,883**	**44.1**	3,692	35.9
Rest of Asia-Pacific	**1,096**	**12.4**	1,270	12.3
North America*	**623**	**7.1**	993	9.6
Latin America†	**(977)**	**(11.1)**	324	3.2
Group profit before tax — cash basis	**8,807**	**100.0**	10,300	100.0
Goodwill amortisation	**(807)**		(525)	
Group profit before tax	**8,000**		9,775	
Tax on profit on ordinary activities	**(1,574)**		(2,238)	
Profit on ordinary activities after tax	**6,426**		7,537	
Minority interests	**(1,020)**		(909)	
Profit attributable	**5,406**		6,628	
Profit attributable — cash basis	**6,213**		7,153	

Distribution of Results by Line of Business

Figures in US$m	Year ended 31 December 2001		Year ended 31 December 2000	
Profit/(loss) before tax — cash basis				
		%		%
Personal Financial Services	**3,504**	**39.8**	3,037	29.5
Commercial Banking	**2,385**	**27.1**	2,780	27.0
Corporate, Investment Banking and Markets	**4,030**	**45.8**	3,563	34.6
Private Banking	**412**	**4.7**	547	5.3
Other*†	**(1,524)**	**(17.4)**	373	3.6
Group profit before tax — cash basis	**8,807**	**100.0**	10,300	100.0
Goodwill amortisation	**(807)**		(525)	
Group profit before tax	**8,000**		9,775	

* *After charging US$575 million in respect of a provision for the Princeton Note Matter.*

† *Includes US$520 million of losses from the foreign currency redenomination in Argentina and an additional general bad debt provision of US$600 million in respect of Argentina.*

Group Chairman's Statement



2001 was a challenging year for the financial services industry. That HSBC performed well overall is a measure of the resilience of our business. It is also a testament to the dedication and professionalism of my colleagues throughout the world. I particularly wish to pay tribute to our staff in New York who, in the aftermath of the terrible events of 11 September, kept our operations running, served our customers and cared for members of the general public in an exemplary manner. Similarly, I thank my colleagues in Argentina who are coping magnificently in very difficult circumstances.

In many of our major markets, the business environment deteriorated during the year. The US economy slowed markedly with a corresponding impact on much of the rest of the world especially those countries, including many in Asia, which export to it.

The UK remained fundamentally strong despite the effects of the foot-and-mouth epidemic and the downturn in the manufacturing sector. In France, slower growth was associated with lower consumer and business confidence. Hong Kong's economy was more subdued than at any time in recent years, except during the Asian crisis itself. By contrast, mainland China remained buoyant and its remarkable economic progress and potential were recognised by the landmark event of its accession to the World Trade Organisation. In Latin America, the Brazilian economy remained stable and was relatively unaffected by the tragic economic collapse in Argentina. Given these conditions, our performance showed the benefits of both geographical and business diversification.

Below the operating profit line before provisions, we suffered from a number of exceptional charges, including the settlement of the Princeton Note Matter, and benefited from some exceptional gains, including profit on the sales of HSBC's 20 per cent stake in British Interactive Broadcasting and our investment in Modern Terminals Limited. These broadly offset one another. We have also taken exceptional charges against our current exposure in Argentina. These amount to US$1.1 billion. Consequently, profit attributable to shareholders at US$5.4 billion was US$1.2 billion lower than the result achieved in 2000. Recognising the exceptional nature of the charges in respect of Argentina and Princeton, the Board has declared a second interim dividend of US$0.29, taking the dividends for the year to US$0.48, an increase of 10 per cent.

Argentina was a major problem this year. Encouraged by our analysis of the region's economic prospects, HSBC made two strategic investments in Latin America in 1997. In Brazil, we established Banco HSBC Bamerindus. In Argentina, Midland Bank had held a 29.9 per cent interest in Banco Roberts since 1988 and, with the Mercosur trade area growing in importance, we took the opportunity to acquire the remaining 70.1 per cent we did not already own through purchasing the Roberts Group.

The resilience and flexibility within the Brazilian economy has allowed HSBC to prosper in the country. In Argentina, however, despite making considerable progress in building a broadly based business, our experience to date has been extremely disappointing. A number of factors, including protracted recession and a large internal fiscal deficit, have contributed to the country's current predicament. In line with HSBC's traditional conservatism, we have charged an additional US$600 million of general provisions to cover losses in the Argentine portfolio. Over and above this, we have been forced to take a loss of US$520 million arising from the mandatory asymmetrical conversion of former US dollar-denominated assets and liabilities into pesos. Our business in Argentina accounts for only 0.5 per cent of our total assets and, in the context of HSBC as a whole, the risks are entirely manageable. Nevertheless, the situation in Argentina remains both fluid and disturbing. It is deeply saddening to see the lives of so many of our customers and staff so badly affected. We must hope that, although necessarily slow and painful, the appropriate monetary and fiscal measures will be taken to reconstruct the financial system and to resolve the crisis. HSBC invests for the long term and, in the course of its history, has experienced periods of extreme volatility in a number of emerging markets which, over time, have proved profitable.

We were pleased to put the Princeton Note Matter substantially behind us by reaching agreement, subsequently confirmed by the US courts, with 51 out of 53 plaintiffs. Settlement was made in January 2002

Group Chairman's Statement (continued)

Sydney, Australia

8.30 a.m.

HONG KONG

PARIS

LONDON

NEW YORK



The business day begins early. Over breakfast, a 'mobile lender' from one of the newest members of the Group, the NRMA Building Society Limited – recently renamed HSBC Building Society (Australia) Limited – demonstrates on his laptop how a young, professional couple could finance the purchase of their dream second home at Palm Beach in northern Sydney, while an estate agent discusses the value of a property in a desirable location. The acquisition of the building society, completed in November, has enhanced HSBC's personal financial services business and it also includes some 70,000 credit card accounts and personal and car loan customers.

and the after-tax cost to HSBC fell within the US$450 million price reduction agreed with the late Mr Edmond Safra during the acquisition of Republic New York Corporation.

Following the major developments of 1999 and 2000, 2001 was a quieter year as we concentrated on integration and consolidation. Nevertheless, we made 38 acquisitions and investments and completed 17 disposals. We were particularly pleased to expand our interests in China through the purchase of an 8 per cent stake in Bank of Shanghai announced in December. Significant acquisitions included Banque Hervet in France, Demirbank in Turkey, NRMA Building Society in Australia and China Securities Investment Trust Corporation in Taiwan.

There are a number of other factors which are important for an understanding of HSBC's performance in 2001. For the first time, we have expanded our disclosure to give line of business analysis, and to illustrate the progress made in achieving our strategic objectives. You can read about that progress in Keith Whitson's review.

HSBC won numerous awards during the course of 2001, including many for best products and services. In the UK, *Management Today*'s survey of 'most admired companies' placed HSBC as the top company in the financial sector. We were also voted best company in Asia in a corporate governance survey by *Finance International Asia.* These awards reflect the hard work and professionalism of my colleagues around the world.

We also continue to make good progress in increasing the number of employees who have a direct interest in the ownership of the Group through our



employee share plans. During 2001, almost 58,000 employees in 53 countries and territories applied for savings-related options. Performance-related share options were awarded to over 34,000 employees worldwide at all levels of the organisation. In December, over 3,000 employees in the UK began investing in shares within the newly launched UK Share Ownership Plan and over 10,000 CCF employees participate in the Plan d'Epargne in France through which they have subscribed to HSBC shares. In line with our strategy of 'Managing for Value', we will continue to encourage such participation by employees.

In 1998, we set the objective of achieving a level of employee ownership of HSBC equivalent to 5 per cent of our share capital within five years. We estimate that, at year-end 2001, our employees had an interest in over 3 per cent of our fully diluted share capital.

Sir Peter Walters and Denys Connolly retired from the Board in 2001. I would like to thank them for their long and distinguished service with HSBC. I should also thank Charles Miller Smith who, following the announcement of his retirement from ICI, resigned from our board with effect from 31 December 2001.

Sharon Hintze and Sir Mark Moody-Stuart were appointed Directors on 1 March 2001.

HSBC continued to play its full part in the communities where we operate. Education and the environment remain our principal areas of support.

In 2001, we set up the HSBC Education Trust in the UK, where our work now touches 10,000 primary and secondary schools. And we continue to support hundreds of educational projects and thousands of children around the world. You can read about some of our work in the new edition of *HSBC in the Community,* which we will publish in May to coincide with our Annual General Meeting.

In February this year, we announced the creation of a new five-year environmental partnership called Investing in Nature where we will work with Earthwatch, WWF and Botanic Gardens Conservation International. We will help WWF to resuscitate some of the world's major rivers, including the Yangtze and the Amazon. With BGCI, we will help create a living gene bank by conserving 20,000 species of plants in botanic gardens around the world, many of which would otherwise become extinct. And we will send 2,000 of my colleagues to conduct field research on Earthwatch


HONG KONG
PARIS
LONDON
NEW YORK
Keelung, Taiwan

A project manager with HSBC Asset Management (Taiwan) Limited makes an early call on two clients at Keelung Port, north of Taipei. Formerly known as China Securities Investment Trust Corporation, the business — Taiwan's largest asset management company, with some 88,000 high net worth retail and institutional clients — was acquired by HSBC in October. With an export-import trading business supported by factories in both Taiwan and China, the clients are visiting the port to oversee a shipment while seeking advice on investing in HSBC's equity and bond funds.

Group Chairman's Statement (continued)

projects around the world. When they return from that research, they will each set up an environmental project in their own community as well.

As well as providing support for environmental initiatives, we look — as we have for many years — at the impacts we might have on it as a company. Environmental factors are rigorously assessed as part of our lending decisions and credit guidelines are reviewed and strengthened in response to changing social attitudes and regulations.

We have also engaged KPMG to install an environmental management system in the UK to benchmark and report on the impact of our own operations on the environment. We intend to export the system to other HSBC operations around the world. We will report on our performance and publish targets in *HSBC in the Community.*

Our progressive business practices led to our inclusion in the inaugural FTSE4Good indices of socially responsible companies. FTSE4Good measures company performance in the areas of environmental sustainability, stakeholder relations and support for human rights.

HSBC has also been awarded a place in the Dow Jones Sustainability Group Index, which tracks the performance of sustainability-driven companies worldwide. Our sustainability performance was rated



by one research report as 'one of the most outstanding in the industry'.

And in February this year, we were pleased to join the UK's Business in the Environment's Sixth Index of Corporate Environmental Engagement.

In the course of this year, we will bring together some 8,000 London-based staff in our new headquarters building at Canary Wharf. This will lead to greater operating efficiency and enhanced synergies between different businesses. Our employees will enjoy excellent working conditions and amenities.

The task before us in 2002 is to build upon the progress we have made during the last 12 months in implementing our strategic plan. While economic conditions mean that our traditional cost discipline will remain of paramount importance, we shall continue to develop all our lines of business and to invest in the new delivery systems, including e-channels, which are part of the fabric of our industry. In particular, we shall work to enhance our position in the commercial banking market and to build on our growing strengths in Personal Financial Services. We are becoming increasingly customer-driven and we shall continue to develop the HSBC brand as a uniformly desirable customer experience around the world.

We are cautious about the outlook for the year ahead. Much will depend on the pace of recovery in the US. Recent economic indicators provide mixed signals. The robust consumer demand which has supported a number of Western economies may prove hard to maintain as pressure on corporate profits leads to


Shanghai, China
HONG KONG
PARIS
LONDON
NEW YORK

In China's booming financial centre and one of its largest cities, HSBC has extended 24-hour self-service banking for its credit and debit card holders by linking up with Shanghai's ATM network. Now customers, such as this one in Huahai Road in the main shopping area, have the convenience of making cash withdrawals in renminbi at 2,000 ATMs operated by mainland Chinese banks — no less than 80 per cent of the local network.

Hong Kong SAR



PARIS

LONDON

NEW YORK

At mid-morning, the Group's treasury and capital markets dealing room in HSBC Main Building in the Hong Kong SAR — the largest in Asia outside Japan — has already had two busy hours of trading, acting as the hub for the Group's 18 other dealing operations throughout Asia-Pacific. The business has some 200 dealing positions, providing clients with a tailored service in foreign exchange, debt securities, derivatives, money markets, precious metals and banknotes. The trading hours of the Hong Kong dealing room, which operates round the clock, overlap with those of London, HSBC's treasury and capital markets hub for Europe. At 3.00 p.m. Hong Kong time, 7.00 a.m. UK time, the London dealing room opens, providing seamless coverage for international clients.

further industry restructuring and higher levels of unemployment. Many of the world's largest industries and service sectors are still suffering from overcapacity, which will take time to absorb and may defer further investment. Offsetting these factors are the strong and co-ordinated monetary policy initiatives of the world's leading nations, which may have staved off protracted recession. It is possible that we shall see the signs of a modest economic recovery during the year. HSBC has entered 2002 financially and structurally stronger than a year ago. We are well able to weather the remainder of the downturn and we are in a strong position to benefit from any improvement in economic conditions that may occur in 2002.

Sir John Bond, *Group Chairman*



A short distance away, in a modern complex in the business and commercial district, HSBC's Business Banking Centre offers a new delivery channel for an important customer segment — small and medium-sized enterprises, which form the backbone of Hong Kong's economy. These centres, of which there are now 20 throughout the SAR, are often the first point of contact for such services as wealth management, trade finance, asset finance, insurance and provident funds. Business Banking Officers are on hand to help with such non-transactional requirements as account opening, product sales and business referrals.

The Implementation of HSBC's Strategy: a Review by the Group Chief Executive



2001 was the third full year of our 'Managing for Value' strategy and, despite difficult economic conditions in many countries, we made good progress towards our objectives. We focused on becoming ever more customer-driven, on product innovation, and on harnessing the combined strengths of HSBC more efficiently and cost-effectively.

Our drive was underpinned by even greater investment in technology, with some US$2.5 billion spent during the year, an increase of 19 per cent. This was allocated mainly to improving customer relationship management systems, upgrading and expanding our e-business channels and increasing investment in HSBC's shared service centres.

HSBC's worldwide operations are primarily managed on a geographical basis and fall into five broad business lines: personal financial services; commercial banking; corporate, investment banking and markets; private banking; and other activities.

Personal Financial Services

Enhancing the range and quality of services we provide to our 29 million personal customers worldwide is a cornerstone of Managing for Value. Last year, I cited the launch of HSBC *Premier*, our international service for our most valuable personal customers, as an example of our customer-driven approach. From an initial 17 countries and territories at launch in March 2000, HSBC *Premier* has now been extended to 23. Australia, Egypt, Indonesia and Sri Lanka joined in 2001 and France, Malta, Taiwan and Turkey are scheduled to launch the service during 2002.

We now have 464,000 *Premier* customers. We also have over 140 dedicated HSBC *Premier* centres and the opening of our first mainland China centre in Shanghai in 2002 will be followed by others later in the year. Furthermore, customers now get round-the-clock support and information from local call centres and global travel assistance services, as well as from a new web site, www.premier.hsbc.com.

We have invested significant amounts in proprietary customer relationship management systems to ensure our growing customer base is managed efficiently. As a result, we are handling a greater share of our customers' financial requirements and, in the process, generating higher levels of customer satisfaction. For example, in 2001, our 'Individual Solutions' programme in the UK generated more than five million customer contacts, over one million of which led to an expansion of an existing relationship.

Insurance for personal customers, including HSBC's own life, pensions, investment-linked and protection products along with those of third-party providers, is now sold through all our principal lines of business. These also offer HSBC broking and actuarial services. Personal insurance products were available in 33 countries by year-end 2001, and our product development expertise and insurance market experience in the UK and South-East Asia aided our entry into the Indian insurance market when regulatory conditions permitted it for the first time. In the Hong Kong SAR, sales of insurance products doubled and, including Hang Seng Bank, the HSBC Group now has the largest market share of new regular premium business in the territory.

We reached another milestone when we signed an agreement with American Express to supply their travellers' cheques through our branches worldwide. HSBC customers now have access to the world's largest network of travellers' cheque encashment locations and a refund service that is second to none. They will also be able to encash their American Express travellers' cheques purchased from HSBC free of charge at all HSBC branches around the world.

At a time of weak demand for individual equity products, our ability to innovate was key to providing customers with investment choice. This was particularly evident in the field of capital-protected funds. HSBC Bank International Limited in the Channel Islands achieved sales of US$1 billion with its Capital Secured Growth Fund, while HSBC in Hong Kong, including Hang Seng Bank, exceeded US$1.4 billion in capital-protected product sales. Last year also saw HSBC Bank Malta p.l.c. launch the first ever Maltese lire-denominated capital protected fund.

Building our customer base through card products, particularly where our branch network is small, remains a core objective. Despite stiff competition from a wide array of providers, we continued to grow our cards business worldwide by issuing some two million new cards in 2001, bringing the total in issue to more than 13 million. Our presence in emerging markets provides good opportunities: we saw major growth in India (50 per cent), Malaysia (48 per cent) and Hong Kong (10 per cent). HSBC Bank Middle East, the region's leading issuer, registered 38 per cent more cards. Meanwhile, we continue to roll out our proprietary global cards processing system with HSBC in Hong Kong, our second largest cards business, successfully converting in 2001.

Home loans are another key area for us. HSBC Bank Malaysia Berhad doubled its business in 2001 by adding around US$800 million in new facilities; in Canada, our forecasts for new home finance were exceeded by 85 per cent; and HSBC Bank USA, one of the country's larger mortgage providers, saw record volumes as its portfolio reached US$39 billion. Our new mortgage strategy in the UK helped HSBC Bank plc secure its largest ever share of net new mortgage lending in 2001 — 4.4 per cent compared with 3 per cent in 2000 — and gross new mortgage loans increased by 56 per cent by value. The bank launched its HomeStart mortgage for first-time buyers and First Direct introduced 'smartmortgage' on which interest is paid on a net basis by combining all of a customer's balances. In the Hong Kong SAR, new mortgage business volumes increased by 46 per cent, most of which were related to refinancing.

The internet goes to the very heart of customer convenience and is an increasingly important channel for our customers. In May, the joint venture Merrill Lynch HSBC extended its online investment-led broking and banking service from Canada and Australia to the UK. Although roll-out plans for other countries had to be postponed following the downturn in equity markets, Merrill Lynch HSBC expanded its existing service with the introduction of managed funds in Australia and tax-efficient products in the UK. With more financial services now available through the internet, electronic organisers, mobile phones, television and private network connections, our electronic banking customer numbers doubled in 2001 to more than three million. HSBC's e-banking services are now available in 17 countries and

Kuala Lumpur, Malaysia

10.30 a.m.




HONG KONG
PARIS
LONDON
NEW YORK

At another important Asian location — HSBC's main branch in Leboh Ampang in the Malaysian capital — the spacious, recently established Personal Financial Services Centre is gearing up for a busy day. The centre's selling point is 'single-platform banking': a one-stop shop with personal attention provided for a complete range of wealth management products, including the tailoring of a financial plan to suit individual needs. The centre is the pilot for other Personal Financial Centres that began their roll-out to the entire branch network in January this year.

The Implementation of HSBC's Strategy: a Review by the Group Chief Executive (continued)

territories, and our web sites receive an average of 210,000 customer visits a day — 75 million a year and rising.

We also signed a major strategic agreement with Yahoo! Inc., a global internet communications, commerce and media company, which gives us marketing access to this leading internet portal's 219 million users worldwide. Yahoo! PayDirect from HSBC, a secure system for small value person-to-person e-mail payments was launched in the United States in November. An operations centre has been established in Buffalo to service Yahoo! PayDirect, which is poised for rapid growth as we plan to extend the service to other countries in 2002.

Internet sales of HSBC insurance began last year and an online range of personal and commercial insurance products is now available in the UK, Hong Kong, the United States and Brazil.

Located in the western Indian state of Maharashtra and some 120 miles from Mumbai, Pune may be another prosperous, fast-growing Asian city but it has the distinction of hosting the only HSBC branch anywhere that is open 365 days a year, even on bank holidays. This major service differentiator has attracted some 6,000 personal banking customers since the '365-day 8.00 a.m. to 8 p.m.' branch was inaugurated in June. The HSBC *Premier* Centre is particularly conducive to dedicated relationship management with, for example, customers welcome to stroll in for a chat with their manager over morning coffee. Our first international banking service, HSBC *Premier* now boasts over 140 centres in the Group's network of offices worldwide.

In addition to direct banking and e-initiatives, we continue to pioneer innovations in branch design, layouts and procedures. One example is ChequeScan, launched in Malaysia in 2001, which scans all cheque deposits, providing a complete photo-trail and reducing paperwork for customers. Through this and other initiatives, HSBC Bank Malaysia has converted 80 per cent of branch transactions to self-service, thereby improving customer service at the counter. Our associate, The Saudi British Bank, introduced a tracking system to handle customer enquiries more quickly and, ultimately, to improve operational efficiency.

We take such initiatives because we are increasingly customer-driven and because our customers, rightly, expect the very highest standards of service from us. As a result, we direct significant training resources to ensure all our employees are equipped to meet our customers' needs. For example, in Hong Kong, more than 15,000 employees completed HSBC's Chung Chi Sing Sing ('Together We Win') training programme in 2001 and Hang Seng Bank's customer service was recognised by seven external awards. In Canada, an independent survey rated HSBC's service quality the highest among domestic financial institutions. In the UK, independent research shows that HSBC Bank plc has the highest levels of customer satisfaction among its main competitors.

Pune, India

11.00 a.m.


HONG KONG
PARIS
LONDON
NEW YORK


HSBC


HSBC

Dubai, UAE

HONG KONG

PARIS

LONDON

NEW YORK

Expatriates living in the United Arab Emirates are able to take advantage of a range of offshore wealth management services offered by the first full representative office of HSBC Bank International Limited located outside of Jersey in the Channel Islands. The office opened in October in Dubai's main residential district of Jumeira where financial advisers and relationship managers are on hand to explain how multi-currency banking products, investment planning, UK mortgages, insurance, and estate and tax planning can help expatriates to make the most of their assets. The bank plans to open offices elsewhere in the world later this year to cater for the offshore needs of expatriates and international banking customers.

■ Commercial Banking

Providing banking services for small to middle market business customers is one of our traditional strengths. Indeed, we believe we have the largest international franchise in this sector of any financial services company. The 1.8 million HSBC customers include incorporated businesses, trading entities, partnerships, sole traders, clubs and associations. Their requirements are becoming increasingly international and we are ideally placed to meet them.

Our main contact with these customers is through a network of relationship managers. Relationships are managed at local branch level or through our expanding, worldwide network of commercial banking centres, including our first centre in Florida, established in 2001. Here, too, we are investing in proprietary customer relationship management systems designed to identify and meet customer needs.

Working through their lunch hour in order to meet deadlines for HSBC's rebranding programme, two workers remove the signage from Demirbank TAS's Topcular branch on the outskirts of Istanbul. A fine example of traditional Ottoman architecture, Topcular is one of 188 Demirbank branches acquired by HSBC in October and which now sport HSBC signage as part of the merger of the bank with HSBC Bank A.S. Demirbank was Turkey's fifth largest private bank, offering a full range of financial services via a modern, multi-channel delivery system to a network spanning 38 Turkish cities.


EMiRBANK

HONG KONG

PARIS

LONDON

NEW YORK

Istanbul, Turkey

1:00 p.m.

The Implementation of HSBC's Strategy: a Review by the Group Chief Executive (continued)


HONG KONG
LONDON
NEW YORK
Paris, France
2.00 p.m.

We have extended our involvement with our commercial customers so that we not only service the needs of their businesses but now provide them and their employees with their personal financial requirements as well. Consequently, it has become commonplace for our personal and commercial relationship managers to make joint visits. Similarly, HSBC Asset Management joins forces with our commercial relationship managers to pursue opportunities in liquidity management products where our range now embraces eight currencies.

Our underwriting and intermediary insurance businesses recorded a US$600 million increase in premiums, reflecting underlying sales growth and a full-year contribution from CCF's insurance activities. Our reinsurance purchasing power and increased central control through HSBC Insurance Brokers Limited helped to lower our costs.

Last year saw greater emphasis on private pension planning to supplement state or employer pension schemes. Gaining market share is increasingly achieved through small business customers. We strengthened our leading market share in Hong Kong's Mandatory Provident Fund scheme, which recorded more than 730,000 members and, in the UK, we launched our Stakeholder Pension Fund scheme, a low-cost, tax-efficient fund for individuals or companies on behalf of employees.

Trade services remain a key requirement of our commercial customers and, in 2001, we successfully launched an internet export documentary credit advisory service in the Hong Kong SAR and in the UK. This is being introduced progressively into our other markets and additional internet services are planned in 2002. Our trade finance turnover grew in Hong Kong, despite a drop in the territory's overall levels, and we achieved a notable increase in the number of trade services relationships from the small and medium enterprise segment.

The acquisition of Banque Hervet considerably strengthened the small business customer base already served by CCF in France. We have begun to integrate the French customer base into our worldwide trade services network.

We extended the provision of leasing finance — including instalment and invoice finance — and factoring facilities to our commercial customers in Brazil and Saudi Arabia, adding to our business in the UK, the United States, Hong Kong and France.

Following a busy year for our payments and cash management teams preparing for the introduction of euro notes and coins, our pan-European cash management service is well placed to meet the new demands of our commercial customers. In France, CCF created a dedicated payments and cash



(Left) Half-way round the world from the dealing room in Hong Kong, after a slowdown at lunch-time, activity picks up in the newly opened HSBC CCF dealing room in Paris when New York, the Group's hub for the Americas, opens. The traders have already made an early start, reviewing at 7.00 a.m. press and market reports on North America from the previous night, and on Asia-Pacific as markets there closed for the day. From 8.15 to 8.30, the analysts link up with their counterparts in HSBC's London dealing room for the latter's daily briefing. Traders then start to call their clients before the European markets open at 9.00, the start of a busy day of trading. The Paris dealing room provides a service fully integrated with HSBC's foreign exchange, money market, fixed income, bond and derivative activities in both developed and emerging markets.

HONG KONG

PARIS

LONDON

NEW YORK

Bourges, France

2.30 p.m.


BANQUE HERVET

Meanwhile, south of Paris, it is another routine afternoon at the historic building that houses the registered office and main branch of the regional bank, Banque Hervet, which occupies an attractive location in the central provincial town of Bourges. CCF's acquisition in February 2001 of Banque Hervet – with its 86 branches – has increased CCF's branch network by 12 per cent and consolidated its position in France's central region where it was not represented previously.

management sales force and successfully launched Hexagon, HSBC's desktop banking system, for its customers. Hexagon attracted 14,000 new customers worldwide in 2001 — an increase of over 25 per cent.

A pilot programme last year led to the January 2002 launch of business internet banking in the UK to meet the payments and cash management needs of established smaller businesses — typically customers with turnover of less than £1 million. Initial reaction has been very positive and we plan to roll it out to Hong Kong, the United States and Canada later this year.

We established regional teams in the Middle East to provide better customer service in payments and cash management and trade services, and in the UK we combined our specialist sales forces in the areas of invoice finance, payments and cash management, trade services, equipment and vehicle finance in order to offer an integrated service. Our Latin American commercial customers benefited, too, as a result of much closer co-operation between our commercial banking teams in Brazil and Argentina, reflecting the major trade flows between the two countries.

We also reinforced our reputation for innovation. CCF launched Elys PC, an internet banking service offering account statements, payment transfers, and the purchase and sale of mutual funds and other services to corporate customers and self-employed individuals. The Saudi British Bank introduced a range of Islamic banking products, including Murabaha Liquidity Finance, Amanah current account and charge card, and Amanah home ownership scheme. In India, HSBC launched new products for the small to medium market while, in Malaysia, the launch of a cheque outsourcing system

HONG KONG

PARIS

NEW YORK

London, UK


first direct
"the seriously easy way to sort out your financial future"
capital

(Above) A busy throng of mid-afternoon shoppers in London's Piccadilly Circus form a suitable setting for the promotion of First Direct 'capital' — independent financial advice with a fee-free investment and protection service for its one million customers. The UK's most recommended bank, First Direct pioneered telephone banking in 1989 but, today, half of its customers access its services electronically, via the internet and mobile phone. Launched in January 2001, 'capital' offers access to any life assurance, pension and investment product available openly on the market, with independent advice provided by a financial planning manager on the telephone, or selected online by the customer himself.

(Below) Tea-time provides a quiet moment for the proprietors of a small, family-run hotel on the picturesque south Devon coast to log onto HSBC's business internet banking service. Launched in January 2002, the service provides small and medium-sized businesses with a simple and secure way to manage their accounts online. Almost 5,000 customers requested an application pack for the free service in the first month of its launch.

was accompanied by the introduction of e-mail statements for commercial customers.

Corporate, Investment Banking and Markets

Our international reach means HSBC is one of the few financial institutions that can provide its major customers with a full range of transaction and investment banking and markets services worldwide. This was undoubtedly a competitive advantage in 2001 when, despite the challenging economic conditions, we improved both the performance and profitability of our business by focusing on our core business relationships.

Sidmouth, UK

4.00 p.m.

HONG KONG

PARIS

LONDON

NEW YORK



The Implementation of HSBC's Strategy: a Review by the Group Chief Executive (continued)

Our Corporate, Investment Banking and Markets businesses are built on long-term relationships with major international corporations and institutional clients whom we serve in both their home and overseas markets. We provide financial services to more than 25,000 subsidiaries and offices of about 1,200 major customers in more than 50 countries and territories.

At the heart of our operation are the Client Service Teams, a group of relationship and product managers from around the world who understand our customers' business needs. HSBC is supporting these teams by investing heavily in increased automation and software for risk management, central systems to support relationship management, and intranet sites to share industry, product and geographic knowledge.

In Europe, we successfully integrated CCF's corporate and institutional banking into our structure so that Group customers in France and CCF customers internationally now enjoy the same high level of service. Indeed, the combination of CCF, HSBC Trinkaus & Burkhardt KGaA in Germany, and the UK and continental European branches of HSBC Bank plc singles out the Group from its competitors. Our local networks combined with our international capabilities mean we are uniquely placed to provide a pan-European service for customers conducting business in an increasingly borderless Europe.

Key to our continued success is the further development of our industry sector approach to relationship management, which harnesses the knowledge and expertise within the Group for the benefit of our customers. Refocusing our businesses around our customers has enabled us to provide them with a broad banking service which resulted in significant revenue growth in 2001 and high rankings in customer satisfaction surveys.

Despite testing conditions in all markets in 2001, we achieved good results, balancing weaker revenues from our global investment banking division with record earnings from our treasury and capital markets operations.

A combination of this strong performance and high-quality products and services led to a crop of awards in 2001. Our securities processing business won notable custody mandates in the UK, Japan, Malaysia, Korea and Taiwan, and achieved a record number of new issuer support mandates. Our Edinburgh-based investment administration operation enjoyed similar success.


HONG KONG
PARIS
LONDON
NEW YORK
Curitiba, Brazil
4.30 p.m.

Stopping by at a popular *botequin* for a cup of coffee in the city of Curitiba, a customer checks his current account balance on his palm pilot. Very much a part of Brazilian culture, the *botequin* is a café, bar and restaurant rolled into one and is the local place for socialising. The palm pilot's portability and access via the internet offer the customer a convenient way to bank: checking investments, making payments and transfers between accounts, and authorising direct debits.

We landed several prestigious awards for our sub-custody services in Asia. In the annual *Global Custodian* survey, we were the top-rated custodian bank in 12 countries, including five major markets in the Asia-Pacific region.

We were named *Trade Finance* magazine's 'Best trade documentation bank' for the sixth successive year, and *Finance Asia*'s 'Best trade finance bank' for the fifth year running. Documentary credit business conducted under our Trade Solutions product suite increased by 34 per cent in 2001 to US$5.8 billion.

The 2001 *Euromoney* international cash management poll of corporate treasurers placed HSBC among the top three global service providers and we won the *Treasury Management International* 2001 'Best bank in Asia' awards for both cash management and risk management. The introduction of our internet-based Online Account Management service in 2001 resulted in significant institutional wins.

Asia Risk magazine named HSBC 'Derivatives house of the year' and 'Interest rate derivatives house of the year' in Asia. We were awarded 'Domestic bond house of the year' for Asia overall by *International Financing Review* for the first time, and 'Best treasury in Asia' by *Euromoney* for the fourth year in a row. Our global investment banking division collected a number of awards for specific transactions while our

The Implementation of HSBC's Strategy: a Review by the Group Chief Executive (continued)

merchant banking business won the 'Best global leasing' award for an innovative Islamic aircraft financing. We were named 'European loan trading house of the year' and, for the eighth consecutive time, 'Best debt house of the year' in Hong Kong. In Germany, HSBC Trinkaus & Burkhardt was named 'Number 1 research team' for both DAX 30 stocks and NEMAX stocks. In the capital markets league tables, we were the top lead managers for sterling corporate eurobond issuance and HSBC also rose six places to sixth in the rankings for euro-denominated corporate bonds as the combined force of HSBC and CCF attracted new business to the Group.

Our treasury and capital markets businesses progressed various e-initiatives such as FX-All, a web-based range of services, including foreign exchange transactions and market research, and BondsinAsia, which offers online completion of Asia-wide fixed income transactions. We added more straight-through processing and greater interactivity between our customers' electronic systems, enhancing customer service and leading to improved efficiency.

Our global investment banking division, like many of our competitors, experienced a difficult year, given the downturn in equity markets and corporate finance business. In line with the development of our sector approach to relationship management, we have restructured this business to ensure it is clearly focused on, and integral to the support of, our corporate and institutional customers.

Funds under management across the Group's asset management operations totalled US$138 billion at year-end 2001, compared with US$137 billion at year-end 2000. Adverse market conditions were countered by the inflow of client funds and the integration of new businesses. We attracted US$8.8 billion in net new client money, particularly in defensive products such as money-market and capital-guaranteed funds. The HSBC Global Demographics Capital Guaranteed Fund became the largest-ever public closed-end fund launched in the Hong Kong SAR, raising US$650 million.

HSBC Asset Management expanded its reach in 2001 through its acquisition of China Securities Investment Trust Corporation, Taiwan's leading fund management company. Ambitious plans have been laid for the growth of our asset management business to support the development of wealth management across the Group, a key element of our Managing for Value strategy.

Within merchant banking, which also includes project and export finance, aviation and structured finance, syndicated finance and HSBC Equator Bank plc, our Islamic finance business, Amanah Finance, successfully created innovative products for our Muslim clients worldwide. These products included equity funds, treasury services and the industry's first Islamic asset securitisation. More than US$1.75 billion was invested in Islamic money market mechanisms structured by HSBC in 2001.

HSBC Insurance Brokers teamed up with Investment Banking and Markets' project and export finance division to access the private political risks market to mitigate cross-border risk. Our political risk insurance initiatives have helped pave the way for HSBC's financing of several environmental schemes in South America, including drinking water and rehabilitation projects, and major road improvements. Two hospital projects are also being negotiated.

HSBC Private Equity continued to enjoy good profitability. The business expanded into the Middle East in 2001 and at year-end managed over US$3 billion of private equity funds across the world.

Private Banking

Following the Group's recent acquisitions, we continued to integrate the private banking operations of Republic and CCF in 2001, creating a Swiss holding company, HSBC Private Banking Holdings (Suisse) SA, through which most of our worldwide private banking operations are now owned. This coherent ownership structure benefits high net worth individuals and their families by enabling us to bring together our full range of world class private banking services, including deposit and funds transfer, tax and trustee structures, asset and trust management, mutual funds, currency and securities transactions, lending, letters of credit and guarantees. These services are supplied by 4,900 employees in 50 locations.

Group Private Banking continued to work closely with HSBC Asset Management, Investment Banking and Markets and Group Insurance to launch new structured investment products and tax-efficient life insurance products with an international trust component.

HSBC Republic, the Group's principal international private banking business, continued to differentiate its approach with the appointment of relationship managers who operate on a cross-border basis to serve the specialised requirements of clients in such sectors as diamonds and jewellery and sports and media.

Private banking treasuries were augmented in Asia and Europe, enabling us to offer a greater variety of treasury and structured products. In response to customer investment preferences, we developed an innovative approach in alternative fund management, which included the successful £125 million launch of the HSBC Global Absolute Limited fund of hedge funds.

We strengthened our global tax and trustee business and made major investments in


Prudential
4:48
VOILA!
HSBC
SAMSUNG

HONG KONG

PARIS

LONDON

New York, USA

4.50 p.m.

(Above) As night sets in early on a winter's day, Times Square — New York's cosmopolitan crossroads of the world — buzzes with light and colour. As part of our strategic plan to build the HSBC brand, we launched in January 2002 the world's first interactive advertising sign 262 feet above the square. Billed as 'Starring you', the innovative concept allows visitors to have their face projected onto a giant animated display for all in Times Square to see, providing entertainment — as well as a closer association with our brand.
(Below) After dinner is a good time to do some shopping on the worldwide web. Relaxing in his Manhattan apartment, this HSBC customer has logged onto the Yahoo! PayDirect from HSBC web site to pay for an item that he wishes to purchase at an online auction. HSBC's strategic alliance with Yahoo — one of the world's biggest internet portals with some 219 million users — saw the launch of the PayDirect service in the United States in November, with roll-out to Europe and Asia-Pacific planned for this year. Already the second biggest person-to-person e-mail payments system in the United States, PayDirect offers a quick and safe means of sending and receiving money locally.



HONG KONG

PARIS

LONDON

New York, USA

9.00 p.m.

The Implementation of HSBC's Strategy: a Review by the Group Chief Executive (continued)

infrastructure, reinforcing key elements of the business, such as operations, human resources and information technology. This helped us to integrate CCF's smaller private banking activities in Luxembourg, Monaco and Italy with those of HSBC Republic. CCF's other, more substantial, private banking subsidiaries — Banque Dewaay, Banque Eurofin and Banque du Louvre — had a successful year, attracting new assets under management with significant new products.

HSBC Guyerzeller, our Swiss private bank which focuses on discretionary management and trustee services, announced its intention to merge with Handelsfinanz-CCF Bank and Crédit Commercial de France (Suisse) SA. This will further strengthen HSBC Guyerzeller's presence in Switzerland and lead to greater operational efficiency.

■ Service Centres

Last year, I explained the importance of global processing to our strategic aim of pursuing economies of scale in order to improve service, increase productivity and achieve a competitive, economic advantage. Since their introduction in 1996, these processing centres have taken on progressively, on a cross-border basis, more of the back office functions previously conducted by our principal Group members across the world, including the UK, the Hong Kong SAR and, since last year, the United States and Canada. They now undertake a wide range of routine activities for a growing number of business areas, including cards, mortgage processing and investment products, in addition to retail banking.

We doubled our processing capacity in 2001 with some 2,300 people now employed in our three Group Service Centres — one in Guangzhou, China and two in Hyderabad, India. The second Hyderabad centre, which opened in July, already employs 600 people and will ultimately provide work for 1,700. Further centres will open in Shanghai and Bangalore in 2002, again doubling our capacity and creating a further 2,700 jobs in China and India.

■ The Brand

The establishment in 1999 of HSBC as a uniform, international brand name ensured that our corporate symbol has become an increasingly familiar sight across the world. This year, we will launch a programme to differentiate our brand from those of our competitors by describing the unique

Markham, Canada


HONG KONG
PARIS
LONDON
NEW YORK



Employees leave the last shift at midnight at HSBC's eastern call centre in Markham, Ontario, just north of Toronto. The call centre offers a cross-border service by telephone in Cantonese and Mandarin to HSBC Bank USA's customers, answering their enquiries and performing transactions. The call centre also provides a similar service to HSBC Bank Canada's customers in English and French, as well as in Cantonese and Mandarin. In addition, when the centre closes for the day, HSBC Bank Canada's customer calls are redirected to the HSBC call centre in Burnaby, British Columbia, which serves customers 24 hours a day, seven days a week.

characteristics which distinguish HSBC. The new proposition, summarised by the words 'The world's local bank', will be formally unveiled in a global campaign in March 2002.

Research indicates that this reinforces our core values. The campaign will describe how the Group's global capability is driven by local knowledge, emphasising HSBC's belief that the world is a rich and diverse place, with due respect to be accorded to its people and cultures. We will point out that we are an integral part of local culture across the world, having built our business with local expertise from which our customers, our employees and our shareholders can benefit.

Our 'Starring You' project started in New York's Times Square in January 2002, enabling visitors to see themselves in an HSBC commercial vignette on a 64-foot-high screen. This initiative joins other innovative marketing projects, such as the branding of jetties at London's major airports, in helping to build recognition of HSBC across the world.

Economic Profit

Economic profit is a key influence on our investment decisions. It is a way of expressing our profitability after accounting for the cost of capital and it helps us determine where to allocate our resources. We proceed with business opportunities only if economic forecasts meet our criteria.

Given recent changes in interest rates and economic conditions, we believe that HSBC's true cost of capital is around 10.5 per cent. We will, however, continue to calculate economic profit at our benchmark rate of 12.5 per cent in order for us to compare and to be consistent with previous years. On this basis, our economic profit decreased by US$1,924 million, or 113 per cent, to an economic loss of US$218 million in 2001, of which US$323 million reflected the settlement of the Princeton Note Matter and US$1,120 million the exceptional provisioning on Argentine risk. Our economic profit on our core businesses declined on a like for like basis by only 28 per cent in 2001.

Maintaining our tier 1 capital position in excess of our long-term benchmark of 8 per cent in a low interest rate environment reduced economic profit for 2001 by US$375 million, but we consider our capital position to be a strategic advantage at this stage of the economic cycle.

Strategic Outlook

We look to the future with a good deal of optimism. Despite continuing challenging conditions in many of our markets, HSBC is better placed than most of its competitors to cope with these difficult times.

Our task now is to build upon the progress we have made during the last 12 months in implementing our strategic plan. Whilst our traditional cost discipline will remain of vital importance, we shall continue to develop all our lines of business and to invest in new delivery systems. We see an ever-increasing number of our customers willing to use e-channels to conduct their transactions with us, so we will continue to enhance our e-capabilities, our call centres and our customer relationship management systems.

We shall also work to enhance our position in the commercial banking market and to build on our growing strengths in personal financial services. Our reorganisation around customer segments will be reinforced and we shall continue to develop the HSBC brand as a uniformly desirable customer experience around the world.

Through our ongoing investment in technology and training, we will continue to equip our committed and dedicated workforce and talented management team with the tools and skills they need to continue our record of success. I have no doubt that we shall make further progress in 2002.



Keith Whitson, *Group Chief Executive*

Board of Directors and Senior Management

Directors

Sir John Bond, *Group Chairman*
Age 60. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; an executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1988 to 1992. Chairman of HSBC Bank plc, HSBC USA Inc., HSBC Bank USA and HSBC Bank Middle East and a Director of The Hongkong and Shanghai Banking Corporation Limited. Chairman of the Institute of International Finance and a Director of Ford Motor Company. A member of the Court of the Bank of England.

***The Baroness Dunn,** DBE, *Deputy Chairman and senior non-executive Director*
Age 62. Executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited and Marconi p.l.c. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. Former Senior Member of the Hong Kong Executive Council and Legislative Council.

†**Sir Brian Moffat,** OBE, *Deputy Chairman and senior independent non-executive Director*
Age 63. Chairman of Corus Group plc. A non-executive Director since 1998. A member of the Court of the Bank of England and a non-executive Director of Enterprise Oil plc.

K R Whitson
Age 58. Group Chief Executive. An executive Director since 1994. A Director of HSBC Bank plc since 1992, Chief Executive from 1994 to 1998 and Deputy Chairman since 1998. Joined HSBC in 1961. Chairman of Merrill Lynch HSBC Limited, HSBC Bank A.S. and Deputy Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC USA Inc. and HSBC Bank Canada. A non-executive Director of the Financial Services Authority.

†**The Lord Butler,** GCB, CVO
Age 64. Master, University College, Oxford and a non-executive Director of Imperial Chemical Industries plc. A non-executive Director since 1998. Chairman of HSBC in the Community Advisory Panel. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†**R K F Ch'ien,** CBE
Age 50. Executive Chairman of chinadotcom corporation and its subsidiary, hongkong.com corporation. A non-executive Director since 1998. Chairman of HSBC Private Equity (Asia) Limited and a Director of MTR Corporation Limited, Inchcape plc and Inmarsat Ventures Plc. A member of the Executive Council of the Hong Kong SAR. Chairman of the Hong Kong/Japan Business Co-operation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997.


Sir Brian Moffat


The Lord Butler


Sir John Bond


R K F Ch'ien


K R Whitson


The Baroness Dunn

C F W de Croisset
Age 58. An executive Director since 2000. Chairman and Chief Executive Officer of Crédit Commercial de France S.A. Joined Crédit Commercial de France S.A. in 1980 having previously held senior appointments in the French civil service. A Director of HSBC Bank plc.

W R P Dalton
Age 58. An executive Director since 1998. Director and Chief Executive of HSBC Bank plc since 1998. Joined HSBC in 1980. President and Chief Executive Officer, HSBC Bank Canada from 1992 to 1997. Deputy Chairman of Merrill Lynch HSBC Limited and a Director of Crédit Commercial de France S.A., HSBC Investment Bank Holdings plc, HSBC Private Banking Holdings (Suisse) S.A. and HSBC Bank Malta p.l.c. Vice-President of the Chartered Institute of Bankers. A non-executive Director of MasterCard International Inc. and a non-executive Director and Chairman of Young Enterprise Limited.

D G Eldon
Age 56. An executive Director since 1999. Joined HSBC in 1968. Appointed an executive Director and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in 1996; Chairman since 1999. Non-executive Chairman of Hang Seng Bank Limited and a non-executive Director of Swire Pacific Limited and MTR Corporation Limited.

D J Flint
Age 46. Group Finance Director. An executive Director since 1995. A Director of HSBC Investment Bank Holdings plc, HSBC Bank Malaysia Berhad, HSBC USA Inc. and HSBC Bank USA. A member of The Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Committee Foundation. A former partner in KPMG.

†W K L Fung, OBE
Age 53. Group Managing Director and Chief Executive Officer of Li & Fung Limited. A non-executive Director since 1998. Past Chairman of the Hong Kong General Chamber of Commerce. A member of the Economic Advisory Committee to the Financial Secretary of the Hong Kong SAR and Chairman of the Hong Kong Committee for Pacific Economic Co-operation. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995.

S K Green
Age 53. Executive Director Investment Banking and Markets. An executive Director since 1998. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Investment Bank Holdings plc and a Director of HSBC Bank plc, Crédit Commercial de France S.A., HSBC Guyerzeller Bank AG, HSBC USA Inc., HSBC Bank USA, HSBC Private Banking Holdings (Suisse) S.A. and HSBC Trinkaus & Burkhardt KGaA.


D G Eldon


C F W de Croisset


D J Flint


S K Green


W R P Dalton


W K L Fung

Board of Directors and Senior Management (continued)

†S Hintze
Age 57. Independent consultant. Former Chief Operating Officer of Barilla S.P.A. and former Senior Vice President of Nestlé S.A. A non-executive Director since 1 March 2001. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey.

A W Jebson
Age 52. Group IT Director. An executive Director since 2000. Joined HSBC in 1978. A Director of Merrill Lynch HSBC Limited. Non-executive Deputy Chairman of CLS Services Limited.

†Sir John Kemp-Welch
Age 65. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000.

†The Lord Marshall
Age 68. Chairman of British Airways Plc and Invensys plc. A non-executive Director since 1993. A non-executive Director of HSBC Bank plc from 1989 to 1994.

†Sir Mark Moody-Stuart, KCMG
Age 61. Director and former Chairman of The 'Shell' Transport and Trading Company, plc. Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A Director of Accenture, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Member of the UN Secretary General's Advisory Council for the Global Compact. A non-executive Director since 1 March 2001.

†M Murofushi
Age 70. Chairman of ITOCHU Corporation. A non-executive Director since 1992. Honorary Chairman of the Japan Foreign Trade Council. Special Advisor to the Chairman of the Japan Chamber of Commerce and Industry. Vice Chairman of the Tokyo Chamber of Commerce and Industry. Chairman of the Japan-Brazil Economic Committee of Keidanren (Japan Federation of Economic Organizations). A member of the Foreign Investment Advisory Council of the Russian Federation.

†C E Reichardt
Age 70. Currently Vice Chairman and Chairman of the Finance Committee of Ford Motor Company. Retired Chairman and Chief Executive of Wells Fargo & Company. A non-executive Director since 1996. In addition to Ford Motor Company, a Director of HCA--The Healthcare Company; ConAgra, Inc., McKesson HBOC, Inc.; Newhall Management Corporation and PG&E Corporation.


Sir John Kemp-Welch


S Hintze


A W Jebson


The Lord Marshall


Sir Mark Moody-Stuart


M Murofushi

***H Sohmen,** OBE
Age 62. Chairman of World-Wide Shipping Agency Limited, World-Wide Shipping Group Limited, World Maritime Limited, World Shipping and Investment Company Limited and World Finance International Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

†Sir Adrian Swire
Age 70. Executive Director and Honorary President of John Swire & Sons Limited and a Director of Swire Pacific Limited and Cathay Pacific Airways Limited. A non-executive Director since 1995. Former Chairman of the International Chamber of Shipping and former President of the General Council of British Shipping.

* *Non-executive Director*
† *Independent non-executive Director*

Adviser to the Board

D J Shaw
Age 55. An Adviser to the Board since 1998. Solicitor. A partner of Norton Rose from 1973 to 1998. A Director of HSBC Investment Bank Holdings plc and HSBC Private Banking Holdings (Suisse) S.A.

Secretary

R G Barber
Age 51. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.



C E Reichardt



Sir Adrian Swire



D J Shaw



H Sohmen



R G Barber

Board of Directors and Senior Management (continued)

Senior Management

R J Arena
Age 53. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

D W Baker
Age 59. Chief Operating Officer and Director, HSBC Bank plc. Joined HSBC in 1962. Appointed a Group General Manager in 1999.

C C R Bannister
Age 43. Chief Executive Officer, Group Private Banking. Joined HSBC in 1994. Appointed a Group General Manager in August 2001.

D Beath
Age 63. Group General Manager, Internal Audit. Joined HSBC in 1960. Appointed a Group General Manager in 1993.

R E T Bennett
Age 50. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

Z J Cama
Age 54. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, India. Joined HSBC in 1968. Appointed a Group General Manager in August 2001.

V H C Cheng, OBE
Age 53. Executive Director, The Hongkong and Shanghai Banking Corporation Limited and Chief Executive Officer, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995.

A Dixon, OBE
Age 57. Deputy Chairman, HSBC Bank Middle East. Joined HSBC in 1965. Appointed a Group General Manager in 1995.

C-H Filippi
Age 49. Group General Manager and Global Head of Corporate and Institutional Banking. Joined HSBC in 1987. Appointed a Group General Manager in November 2001.

M F Geoghegan
Age 48. President and Chief Executive Officer, HSBC Bank Brasil S.A.-Banco Múltiplo. Joined HSBC in 1973. Appointed a Group General Manager in 1997.

E W Gill
Age 55. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, Singapore. Joined HSBC in 1968. Appointed a Group General Manager in 2000.

M J G Glynn
Age 50. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1982. Appointed a Group General Manager in August 2001.

S T Gulliver
Age 42. Group General Manager, Treasury and Capital Markets, Investment Banking, Asia-Pacific. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

A P Hope
Age 55. Group General Manager, Insurance. Joined HSBC in 1971. Appointed a Group General Manager in 1996.

D D J John
Age 51. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

M B McPhee
Age 60. Group General Manager, Credit and Risk. Joined HSBC in 1984. Appointed a Group General Manager in 1997.

A Mehta
Age 55. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1968. Appointed a Group General Manager in 1991.

Y A Nasr
Age 47. President and Chief Executive Officer, HSBC USA Inc. and HSBC Bank USA. Joined HSBC in 1976. Appointed a Group General Manager in 1998.

T W O'Brien, OBE
Age 54. Group General Manager, Strategic Development. Joined HSBC in 1969. Appointed a Group General Manager in 1992.

R C F Or
Age 52. General Manager, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel
Age 53. Chairman, Global Investment Banking Division, HSBC Investment Bank plc. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot
Age 44. Joined HSBC in 1993. Group Chief Accountant since 1995.

J C S Rankin
Age 60. Group General Manager, Human Resources. Joined HSBC in 1960. Appointed a Group General Manager in 1990.

Dr S Rometsch
Age 63. Chairman of the Managing Partners, HSBC Trinkaus & Burkhardt KGaA. Joined HSBC in 1983. Appointed a Group General Manager in August 2001.

M R P Smith, OBE
Age 45. Chairman and Chief Executive Officer, HSBC Argentina Holdings S.A. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

I A Stewart
Age 43. Head of Investment Banking and Markets, Americas. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

P E Stringham
Age 52. Group General Manager, Marketing. Joined HSBC in January 2001 as Head of Group Marketing. Appointed a Group General Manager in August 2001.

Summary Directors' Report

Summary Financial Statement

Principal Activities and Business Review

Through its subsidiary and associated undertakings, the Group provides a comprehensive range of banking and related financial services through an international network of some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

A review of the development of the business of Group undertakings during the year and an indication of likely future developments are given on pages 3 to 19.

Dividend

A first interim dividend of US$0.19 per ordinary share was paid on 9 October 2001. The Directors have declared a second interim dividend of US$0.29 per ordinary share in lieu of a final dividend, making a total distribution for the year of US$4,467 million. The second interim dividend will be payable on 7 May 2002 in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, at exchange rates to be determined on 29 April 2002, with a scrip dividend alternative. A financial calendar, including the key dates for payment of the second interim dividend for 2001, is on page 46.

Directors

The Directors who served during the year were Sir John Bond, Baroness Dunn, Sir Brian Moffat, Sir Peter Walters, K R Whitson, Lord Butler, R K F Ch'ien, D E Connolly, C F W de Croisset, W R P Dalton, D G Eldon, D J Flint, W K L Fung, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Lord Marshall, C Miller Smith, Sir Mark Moody-Stuart, M Murofushi, C E Reichardt, H Sohmen and Sir Adrian Swire.

S Hintze and Sir Mark Moody-Stuart were appointed Directors on 1 March 2001. Sir Peter Walters and D E Connolly retired on 25 May 2001; C Miller Smith retired on 31 December 2001.

Sir John Bond, D G Eldon, D J Flint, Lord Marshall, M Murofushi, C E Reichardt and Sir Adrian Swire will retire by rotation at the forthcoming Annual General Meeting. With the exception of M Murofushi, C E Reichardt and Sir Adrian Swire, who will retire, they offer themselves for re-election.

Remuneration

Given the importance and sensitivity of remuneration issues generally, your Directors consider it appropriate to reproduce the remuneration report in full in this *Annual Review*.

Policy

In common with most businesses, HSBC's performance depends on the quality and commitment of its people. Accordingly, the Board's stated strategy is to attract, retain and motivate the very best people.

In a business that is based on trust and relationships, HSBC's broad policy is to look for people who want to make a long-term career with the organisation because trust and relationships are built over time.

Remuneration is an important component in people's decisions on which company to join, but it is not the only one; it is HSBC's experience that people are attracted to an organisation with good values, fairness, the potential for success and the scope to develop a broad, interesting career.

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC including the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

The Remuneration Committee applies the following key principles:

- to pay against a market of comparative organisations
- to offer fair and realistic salaries with an important element of variable pay based on relative performance
- to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan

- for new employees only, since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes.

Basic salary and benefits

Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice.

Annual performance-related payments

The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and the individual concerned. Key measures of success include achievement of financial goals, concerning both revenue generation and expense control; customer relationships; full utilisation of professional skills; and adherence to HSBC's ethical standards. HSBC has a long history of paying close attention to its customers in order to provide value for shareholders. This has been achieved by ensuring that the interests of HSBC and its staff are aligned with those of its shareholders and that HSBC's approach to risk management serves the interests of all. Closer alignment with the interests of shareholders is being achieved by extending employee participation in the existing share plans.

Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration.

Long-term share plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under the HSBC Holdings Group Share Option Plan and the HSBC Holdings savings-related share option plans. When share options are granted, which are to be satisfied by the issue of new shares, the impact on existing equity is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details being disclosed in Note 11 of the 'Notes on the Financial Statements' in the *Annual Report and Accounts*. The dilutive effect of exercising all outstanding share options would be only 0.5 per cent of basic earnings per share.

For the majority of employees, the vesting of share awards under the HSBC Holdings Group Share Option Plan is subject to the attainment of total shareholder return ('TSR') targets. Separate arrangements are currently in place for employees of CCF. The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times.

The HSBC Holdings Restricted Share Plan 2000 is intended to align the interests of executives with those of shareholders by linking executive awards to the creation of superior shareholder value. This is achieved by focusing on predetermined targets. The shares awarded are normally held under restrictions for five years and are transferred to the individuals only after attainment of a performance condition which demonstrates the sustained and above average financial performance of HSBC.

Executive Directors and Group General Managers have been eligible to receive conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan and the HSBC Holdings Restricted Share Plan 2000 since 1997. The award of Performance Shares under these plans was extended to other senior executives from 1999.

In appropriate circumstances, employees may receive awards under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan. Participants in these Plans are also eligible to participate in the HSBC Holdings savings-related share option plans on the same terms as other eligible employees.

As part of HSBC's strategy, the use of the existing share plans has been extended so that more employees participate in the success they help to create. In the UK, the HSBC Holdings UK Share Ownership Plan, which enables employees to purchase HSBC Holdings shares from pre-tax salary, was established during the year. In addition, employees in France may participate in a Plan d'Epargne Entreprise through which they may subscribe for HSBC Holdings shares.

Directors and Senior Management

HSBC Holdings' Board is currently composed of 13 non-executive Directors and eight executive Directors. With businesses in 81 countries and territories, HSBC aims to attract Directors with a variety of different experience, both in its key markets and internationally. The Board currently includes nationals of seven different countries. The eight executive Directors and 26 Group General Managers have in total more than 750 years of service with HSBC.

Directors' fees

Directors' fees are regularly reviewed and compared with other large international companies. The current basic fee of £35,000 per annum is at the median of HSBC Holdings' peer group. In addition, non-executive Directors receive the following fees for serving on certain Committees:

Chairman, Audit Committee	£10,000 p.a.
Member, Audit Committee	£7,500 p.a.

During 2001 five Audit Committee meetings were held. A Director's commitment to each meeting can be as much as 15 hours.

Chairman, Remuneration Committee	£10,000 p.a.
Member, Remuneration Committee	£5,000 p.a.

During 2001, seven meetings of the Remuneration Committee were held.

Chairman of the HSBC in the Community Advisory Panel	£5,000 p.a.

Executive Directors' remuneration

HSBC's operations are large, diverse and international; for example, less than 40 per cent of net income is derived from the United Kingdom.

The executive Directors are experienced executives with detailed knowledge of the financial services business in various countries. In many cases there has been a need to attract them from abroad to work in the United Kingdom.

It became clear to the Board over two years ago that executive Directors' total remuneration had fallen steadily behind the competition. This became apparent from 'league tables' in the press, surveys from remuneration consultants, comparisons with top executives in acquired companies such as Republic Bank of New York and CCF and, perhaps above all, from the fact that some of the next generation of top management, due to the need to retain market competitiveness in certain overseas locations, were already being paid more than the current executive Directors.

The Remuneration Committee has appointed Towers Perrin, who have wide experience of international companies, to conduct an annual top executive remuneration survey. Other consultants are used from time to time to validate their broad findings.

The survey conducted in 2000 confirmed the need to make major changes in order to bring total remuneration to the chosen competitive position for this group of executives, i.e. the 75th percentile of market comparators. Recent information shows that even with the action taken, total remuneration for this group remains below the 75th percentile in 2001.

There are four key components of executive Directors' remuneration:

i *Salary*

In 2001, all executive Directors' salaries, which had been consistently below market for some time, were raised substantially. Average increases for UK-based executive Directors in 2002 will be 2.45 per cent of basic salary.

ii *Annual cash bonus*

Cash bonuses for executive Directors and members of Senior Management are based on two key factors: individual performance taking account of, as appropriate, results against plan of the business unit or performance of the support function for which the individual has responsibility; and Group performance measured by operating profit before tax against plan. The Remuneration Committee has discretion to eliminate extraordinary items when assessing bonuses, if the main cause did not arise during the current bonus year.

Commencing in 2002, combining these two key performance factors will result in cash bonuses ranging from 35 per cent to 250 per cent of basic salary (against Group performance ranging from within 10 per cent of plan to 50 per cent above plan).

iii *Long Term Incentive Plan (LTIP)*

Executive Directors and members of Senior Management have been eligible to receive conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan and the HSBC Holdings Restricted Share Plan 2000 since 1997.

Full details of the 2002 conditional awards to executive Directors, together with vesting arrangements, are set out on page 29.

It is the Remuneration Committee's current intention that the annual value of awards to executive Directors and members of Senior Management will not as a general rule exceed 100 per cent of earnings (defined as base salary and bonus in respect of the previous performance year).

In appropriate circumstances, executive Directors and members of Senior Management may receive awards under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan. Participants in these plans are also eligible to participate in the HSBC Holdings savings-related share option plans on the same terms as other eligible employees.

In line with prevailing practice in France and arrangements made at the time of the acquisition of CCF, C F W de Croisset will receive an award of options to acquire shares under the HSBC Holdings Group Share Option Plan, instead of an award under the HSBC Holdings Restricted Share Plan 2000; particulars are set out on page 29.

iv *Pension arrangements*

The pension entitlements earned by the executive Directors during the year are set out on pages 31 and 32.

Directors' emoluments

The emoluments of the Directors of HSBC Holdings for 2001 were as follows:

	Fees £000	*Salary and other remuneration £000*	*Benefits in kind £000*	*Discretionary bonuses[1] £000*	*Total 2001 £000*	*Total 2000 £000*
Executive Directors						
Sir John Bond	35	984	1	800	1,820	1,600
C F W de Croisset	35	342	—	232	609	228
W R P Dalton	35	554	23	—[2]	612	546
D G Eldon[3]	22	389	643	150[4]	1,204	1,152
D J Flint	35	555	8	250	848	813
S K Green	35	454	8	300	797	767
A W Jebson	35	429	1	250	715	645
K R Whitson	35	767	13	700	1,515	1,342
Non-executive Directors						
Lord Butler	40	—	—	—	40	40
R K F Ch'ien[5]	164	—	—	—	164	158
D E Connolly[6]	18	—	—	—	18	43
Baroness Dunn	35	—	—	—	35	35
W K L Fung	62	—	—	—	62	62
S Hintze[7]	29	—	—	—	29	—
Sir John Kemp-Welch	44	—	—	—	44	12
Lord Marshall	43	—	—	—	43	40
C Miller Smith[8]	43	—	—	—	43	35
Sir Brian Moffat	45	—	—	—	45	45
Sir Mark Moody-Stuart[7]	31	—	—	—	31	—
M Murofushi	35	—	—	—	35	35
C E Reichardt	43	—	—	—	43	43
H Sohmen	28	—	—	—	28	27
— waived	(35)	—	—	—	(35)	(35)
Sir Adrian Swire	35	—	—	—	35	35
Sir Peter Walters[6]	19	—	—	—	19	45
Total (£)	981	4,474	697	2,682	8,834	7,748
Total (US$)	1,412	6,441	1,004	3,861	12,718	11,741

1 *These discretionary bonuses are in respect of 2001 and will be paid in 2002.*
2 *In return for the prior waiver of bonus, the employer contribution into the pension scheme has been increased by the amount (£300,000) which would otherwise have been paid.*
3 *The emoluments of D G Eldon include housing and other expatriate benefits in kind that are normal within the location in which he is employed.*
4 *Of the amount shown, 50 per cent has been awarded in cash and 50 per cent will be awarded in Restricted Shares with a three-year restricted period.*
5 *Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited.*
6 *Retired on 25 May 2001.*
7 *Appointed on 1 March 2001.*
8 *Retired on 31 December 2001.*

H Sohmen has elected to waive any fees payable to him by HSBC Holdings.

Executive Directors are normally permitted to retain only one Directors' fee from HSBC. Executive Directors who are also Directors of The Hongkong and Shanghai Banking Corporation Limited may elect to receive a fee from either HSBC Holdings or The Hongkong and Shanghai Banking Corporation Limited.

The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2001 was US$55,686,000.

A fee of £25,000 (2000: £25,000) was paid to Sir Wilfrid Newton, a former Director, in respect of his role as Chairman of the HSBC Bank plc committee overseeing the construction of the new HSBC headquarters.

Restricted Share Plan

The Remuneration Committee has proposed to the Trustee of the HSBC Holdings Restricted Share Plan 2000 that conditional awards of Performance Shares under the Plan should be made in 2002. The Trustee to the Plan will be provided with funds to acquire ordinary shares of US$0.50 each between 4 March and 15 March 2002. The 2002 awards proposed for executive Directors and members of Senior Management in respect of 2001 would have an aggregate value at the date of award of £9.585 million including awards to the following values to executive Directors:

	£000
Sir John Bond	950
W R P Dalton	600
D G Eldon	400
D J Flint	600
S K Green	750
A W Jebson	700
K R Whitson	750
Total	4,750

No share options will be granted under the HSBC Holdings Group Share Option Plan in respect of 2001 to the executive Directors listed above; they have not received share option awards since the HSBC Holdings Restricted Share Plan was introduced.

No award under the HSBC Holdings Restricted Share Plan 2000 will be made to C F W de Croisset in respect of 2001. Mr de Croisset will instead receive an award of options to acquire 206,000 ordinary shares of US$0.50 each under the HSBC Holdings Group Share Option Plan.

Purpose

The HSBC Holdings Restricted Share Plan 2000 is intended to reward the delivery of sustained financial growth of HSBC Holdings. So as to align the interests of the Directors and senior employees more closely with those of shareholders, the HSBC Holdings Restricted Share Plan 2000 links the vesting of 2002 awards to the attainment of predetermined TSR targets.

TSR is defined as the growth in share value and declared dividend income during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares.

The vesting of awards made in 1997 and 1998 was linked to growth in earnings per share, details of which are set out in the 1996 and 1997 *Annual Report and Accounts*. Based on performance over the four-year period to December 2000, 50 per cent of Performance Shares awarded in 1997 vested in 2001 and 50 per cent were forfeited. The Performance Shares awarded in 1998 have not passed their performance condition and will be re-tested in 2003. From 1999, the vesting of awards was linked to the attainment of predetermined TSR targets. Particulars of the terms applicable in 2002 are set out below.

Particulars of executive Directors' interests in shares held in the Restricted Share Plan are set out on page 35.

Vesting schedule

Having regard to HSBC Holdings' size and status within the financial sector, a benchmark has been established which takes account of:

1. a peer group of nine banks (ABN AMRO Holding N.V., Citigroup Inc., Deutsche Bank A.G., J.P. Morgan Chase & Co., Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Limited, Mitsubishi Tokyo Financial Group Inc., Standard Chartered PLC, The Bank of East Asia, Limited) weighted by market capitalisation;
2. the five largest banks from each of the United States, the United Kingdom, continental Europe and the Far East, other than any within 1 above, weighted by market capitalisation; and

3. the banking sector of the Morgan Stanley Capital International World Index, excluding any within 1 and 2 above, weighted by market capitalisation.

By combining the above three elements and weighting the average so that 50 per cent is applied to 1, 25 per cent is applied to 2 and 25 per cent is applied to 3, an appropriate market comparator benchmark is determined.

The extent to which awards will vest will be determined by reference to HSBC Holdings' TSR measured against the benchmark TSR. The calculation of the share price component within HSBC Holdings' TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2002 is 4 March. The starting point will be, therefore, the average over the period 4 March to 2 April inclusive. TSR for the benchmark constituents will be based on their published share prices for 2 April 2002.

If HSBC Holdings' TSR over the performance period exceeds the benchmark TSR, awards with a value at the date of grant of up to 100 per cent of an employee's earnings or less will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares, the value of which at the date of grant equates to 100 per cent of the employee's earnings, will vest at this level of performance. If HSBC Holdings' TSR over the performance period places it within the upper quartile in the ranked list, these higher value awards will vest in full after five years. For performance between the median and the upper quartile, vesting will be on a straight line basis. The level of awards will continue to be determined by the Remuneration Committee.

The initial performance period will be three years. If the upper quartile performance target is achieved at the third anniversary of the date of grant, but not if it is achieved later, an additional award equal to 20 per cent of the initial performance share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile target is achieved on the third, fourth or fifth anniversary, full vesting and transfer of the shares will not generally occur until the fifth anniversary.

As a secondary condition, options and awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings' financial performance has shown a sustained improvement in the period since the date of grant.

Awards will vest immediately in cases of death or if the business is no longer part of HSBC Holdings. The Remuneration Committee retains discretion to recommend early release of the shares to the Trustee in the event of redundancy, retirement on grounds of injury or ill health or retirement at age 50 or over. Awards will normally be forfeited if the participant is dismissed or resigns from HSBC.

Where events occur which cause the Remuneration Committee to consider that the performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate to make.

It will be determined in March 2002 whether the initial performance target for the Performance Shares awarded in 1999 has been met. The following chart shows HSBC's performance against the benchmark TSR to 31 December 2001.

Total shareholder return


200%
180%
160%
140%
120%
100%
80%
19 Mar 99
30 Apr 99
30 Jun 99
31 Aug 99
29 Oct 99
31 Dec 99
29 Feb 00
28 Apr 00
30 Jun 00
31 Aug 00
31 Oct 00
29 Dec 00
28 Feb 01
30 Apr 01
29 Jun 01
31 Aug 01
31 Oct 01
31 Dec 01
HSBC TSR
Benchmark TSR

Service contracts and terms of appointment

No executive Director has a service contract with HSBC Holdings or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year's salary and benefits in kind save as referred to below.

Sir John Bond, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 1 January 1993 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

C F W de Croisset has a contract of employment dated 7 January 1980 that was in force before he joined the board of CCF. The contract has no set term but provides for three months' notice to be given by either party. Under the terms of the contract Mr de Croisset would be entitled to receive one month's salary for each year of service with CCF on termination of his employment with CCF. However, in accordance with French legal requirements and practice, this contract is suspended while he serves as an executive Director of CCF.

W R P Dalton is employed on a rolling contract dated 5 January 1998 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

D G Eldon, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 1 January 1968 which requires three months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

D J Flint, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 29 September 1995 which requires 12 months' notice to be given by the Company and nine months' notice to be given by Mr Flint. There are no provisions for compensation upon early termination of the contract.

S K Green is employed on a rolling contract dated 9 March 1998 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

A W Jebson is employed on a rolling contract dated 14 January 2000 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

K R Whitson is employed on a rolling contract dated 1 August 1992 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

Members of Senior Management are employed on service contracts which generally provide for a term of service expiring at the end of a period of up to two years, or the individual's 60th birthday, whichever is earlier.

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at the intervening Annual General Meetings. Non-executive Directors' terms of appointment will expire in 2003 — Baroness Dunn and H Sohmen; and 2004 — Lord Butler, R K F Ch'ien, W K L Fung, S Hintze, Sir John Kemp-Welch, Lord Marshall, Sir Brian Moffat and Sir Mark Moody-Stuart. M Murofushi, C E Reichardt and Sir Adrian Swire will retire at the forthcoming Annual General Meeting.

Other directorships

Executive Directors, if so authorised by the Board, may accept appointments as non-executive Directors of suitable companies which are not part of HSBC. Executive Directors normally would be permitted to take on no more than two such appointments. Any remuneration receivable in respect of these appointments is paid to the HSBC company by which the executive Director is employed, unless otherwise approved by the Remuneration Committee.

Pensions

With three exceptions (see notes on C F W de Croisset, D J Flint and W R P Dalton), the executive Directors are members of defined benefit pension schemes, having joined HSBC at a time when these were the norm. There are separate schemes for UK-based and overseas-based employees: the UK scheme has a normal retirement age of 60; retirement ages for overseas schemes vary in accordance with local legislation and practice.

The pension arrangements for Sir John Bond, S K Green, A W Jebson and K R Whitson to contractual retirement age of 60 are provided under the HSBC Bank (UK) Pension Scheme. The pensions accrue at a rate of one-thirtieth of pensionable salary per year of pensionable service in the United Kingdom. In addition, supplementary provision is made for S K Green, via an employer contribution to a personal pension plan, with £1,123 having been made during 2001 (2000: £3,395).

C F W de Croisset is eligible for pension benefits which are supplementary to those accrued under the French State and Compulsory arrangements. The amount of this additional pension, payable from age 60, currently accrues at the rate of €6,098 per annum for each year of service (maximum 18 years) as an executive Director of CCF. The whole cost of this benefit is met by CCF.

The pension arrangements for W R P Dalton to contractual retirement age of 60 are provided on a defined benefit basis (details of which are set out in the table below) under the HSBC Canada Pension Plan A, at an accrual rate of one-thirtieth of pensionable salary per year of pensionable service until his transfer to the UK. Since taking up his appointment in the UK, he has joined the HSBC Holdings Overseas (No.1) Pension Plan on a defined contribution basis, with an employer contribution during 2001 (including a bonus waiver of £300,000) of £429,000 (2000: £453,511).

The pension arrangements for D J Flint to contractual retirement age of 60 are provided through an executive allowance paid to fund personal pension arrangements set at 30 per cent of basic salary. This is supplemented through the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme on a defined contribution basis with an employer contribution during 2001 of £78,150 (2000: £69,825). The intention of these arrangements is to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary per year of pensionable service.

The pension arrangements for D G Eldon are provided under the HSBC International Staff Retirement Benefits Scheme. Pension accrues at a rate of one twenty-seventh of pensionable salary per year of pensionable service.

	Accrued annual pension at 31 December 2001 *£000*	*Increase in accrued pension during 2001, excluding any increase for inflation* *£000*	*Personal contributions towards pension* *£000*	*Transfer value relating to increase in accrued pension* *£000*[1]
Sir John Bond[2]	270	74	—	1,395
C F W de Croisset	48	3	—	32
W R P Dalton	251[3]	—	—	—
D G Eldon[4]	230	15	13	292
S K Green	140	27	—	353
A W Jebson	106	28	—	352
K R Whitson	221	63	—	1,093

1 *The transfer value represents a liability of HSBC's pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.*
2 *On attaining age 60, Sir John Bond has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension. This immediate pension entitlement amounted to £257,000 per annum.*
3 *Entitlement unchanged at C$560,000 — difference over 2001 reflects movement in exchange rates only.*
4 *On attaining age 53, Mr Eldon has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension. This immediate pension entitlement amounted to £211,000 per annum.*

Only basic salary is pensionable. No other Director participated in any Group pension schemes and none of the Directors participating in Group 'approved' pension schemes is subject to the earnings cap introduced by the 1989 Finance Act. Pension payments totalling £329,000 (2000: £319,000) were made to four former Directors of HSBC Holdings (B H Asher, R Delbridge, Sir Brian Pearse and Sir William Purves); of this £164,000 (2000: £159,000) was paid by HSBC Bank plc to two of them as former Directors of the bank. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2001 was US$3,449,000.

Directors' Interests

According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 29 of the Securities (Disclosure of Interests) Ordinance, the Directors of HSBC

Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC:

	At 1 January 2001	At 31 December 2001				
		Personal	Family	Corporate	Other	Total
HSBC Holdings ordinary shares of US$0.50						
Sir John Bond[1]	265,767	270,676	3,165	—	—	273,841
R K F Ch'ien	23,116	23,671	—	—	—	23,671
C F W de Croisset[1]	32,847	34,170	—	—	—	34,170
W R P Dalton[1]	12,534	21,484	—	—	—	21,484
Baroness Dunn	127,316	107,477	—	—	24,000[2]	131,477
D G Eldon[1]	3,819	12,592	827	—	—	13,419
D J Flint[1]	19,643	29,321	852	—	—	30,173
W K L Fung	328,000	328,000	—	—	—	328,000
S K Green[1]	13,414	114,068	13,736	—	—	127,804
A W Jebson[1]	—	20,859	—	—	—	20,859
Sir John Kemp-Welch	256,800	25,000	—	—	306,800[2]	331,800
Lord Marshall	6,980	7,261	—	—	—	7,261
C Miller Smith[4]	452	452	—	—	—	452
Sir Brian Moffat	5,289	5,289	—	—	—	5,289
Sir Mark Moody-Stuart	5,840[3]	5,000	840	—	—	5,840
C E Reichardt	30,000	30,000	—	—	—	30,000
H Sohmen	2,715,144	—	372,656	2,442,488[5]	—	2,815,144
Sir Adrian Swire	44,000	—	20,000	—	24,000[2]	44,000
K R Whitson[1]	15,413	101,484	20,000	—	—	121,484
HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1						
Sir John Bond	500,000	500,000	—	—	—	500,000
A W Jebson	100,000	100,000	—	—	—	100,000
Lord Marshall	975	975	—	—	—	975

1 *Details of additional interests in ordinary shares of US$0.50 each under the share option plans and Restricted Share Plan are set out below.*
2 *Non-beneficial.*
3 *Interests at 1 March 2001 — date of appointment.*
4 *Retired on 31 December 2001.*
5 *Interests held by private investment companies.*

Sir John Bond has a personal interest in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the year.

D G Eldon has a personal interest in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the year.

S K Green has a personal interest in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the year.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1 and in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003, which he held throughout the year.

As Directors of Crédit Commercial de France S.A., C F W de Croisset, W R P Dalton and S K Green, each have a personal interest in 10 shares of €5 each in that company but have waived their rights to receive dividends. Mr Green and Mr Dalton acquired their interest in these shares during the year. On cessation of this directorship, the Directors have undertaken to transfer these shares to HSBC.

Share options

At 31 December 2001, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans in 2001 are exercisable at a 20 per cent discount to the market value at the date of award and those awarded before 2001 at a 15 per cent discount. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at

31 December 2001 was £8.06. The highest and lowest market values during the period were £10.92 and £6.08. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

	Options held at 1 January 2001	*Options awarded during year*	*Options exercised during year*	*Options held at 31 December 2001*	*Exercise price in £*	*Date of award*	*Exercisable from*[1]	*Exercisable until*
Sir John Bond	75,000	—	—	75,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
C F W de Croisset	—	206,000[4]	—	206,000	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
W R P Dalton	22,704	—	—	22,704	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	30,273	—	—	30,273	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	36,000	—	—	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	36,000	—	—	36,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
D G Eldon	36,000	—	—	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	—	—	40,500[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
D J Flint	27,000	—	—	27,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	3,813	—	—	3,813[3]	4.5206	9 Apr 1997	1 Aug 2002	31 Jan 2003
S K Green	24,216	—	24,216[5]	—	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	36,324	—	36,324[5]	—	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	45,000	—	45,000[5]	—	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	45,000	—	—	45,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	5,637[3]	—	5,637[6]	—	3.0590	3 Apr 1996	1 Aug 2001	31 Jan 2002
	—	2,498[3]	—	2,498	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
A W Jebson	15,000	—	15,000[7]	—	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	22,500	—	—	22,500[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	—	1,434[3]	—	1,434	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005
K R Whitson	37,839	—	37,839[8]	—	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	60,000	—	60,000[8]	—	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	60,000	—	—	60,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	—	—	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.*
3 *Options awarded under the HSBC Holdings Savings-Related Share Option Plan.*
4 *Options awarded under the HSBC Holdings Group Share Option Plan.*
5 *At the date of exercise, 1 March 2001, the market value per share was £9.04.*
6 *At the date of exercise, 23 August 2001, the market value per share was £8.13.*
7 *At the date of exercise, 16 August 2001, the market value per share was £8.30.*
8 *At the date of exercise, 14 March 2001, the market value per share was £8.22.*

Upon acquisition of CCF in 2000, HSBC Holdings ordinary shares of US$0.50 each were purchased by the HSBC Holdings General Employee Benefit Trust. These shares may be exchanged for CCF shares upon the exercise of CCF employee share options in the same ratio as the Exchange Offer for CCF (13 HSBC Holdings ordinary shares of US$0.50 for each CCF share). As a potential beneficiary of the Trust, C F W de Croisset has a technical interest in all of the shares held by the Trust. At 31 December 2001, the Trust held 38,788,413 HSBC Holdings ordinary shares of US$0.50 each.

At 31 December 2001, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. There are no performance criteria conditional upon which the outstanding options are exercisable.

CCF shares of €5 each

Options held at 1 January 2001	*Exercise price per share (€)*	*Options held at 31 December 2001*	*Equivalent HSBC Holdings ordinary shares of US$0.50 each at 31 December 2001*	*Date of award*	*Exercisable from*	*Exercisable until*
10,000	32.78	10,000	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000	390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000	390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000	390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000	390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000	364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000[1]	364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

1 *The exercise of this option was conditional upon continued employment with CCF until 1 January 2002 which has now been satisfied.*

No options over CCF shares of €5 each were awarded to or exercised by C F W de Croisset during the year.

At 31 December 2001, executive Directors and Senior Management held, in aggregate, options to subscribe for 1,866,530 ordinary shares of US$0.50 each in HSBC Holdings under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan and HSBC Holdings savings-related share option plans. These options are exercisable between 2002 and 2011 at prices ranging from £2.1727 to £8.712.

Restricted Share Plan

HSBC Holdings ordinary shares of US$0.50

	Awards held at 1 January 2001	*Awards made during year*	*Monetary value of awards made during year (£000)*	*Awards vested during year*[1]	*Monetary value of awards vested during year*[1] *(£000)*	*Awards held at 31 December 2001*[2]	*Date of award*	*Year in which awards may vest*
Sir John Bond	25,921	—	—	12,961	107	—	14 Mar 1997	—
	27,397	—	—	—	—	28,501	2 Mar 1998	2002 or 2003
	53,210	—	—	—	—	55,353	4 Mar 1999	2004
	78,624	—	—	—	—	81,791	10 Mar 2000	2005
	—	73,683	700	—	—	76,651	12 Mar 2001	2006
W R P Dalton	16,211	—	—	8,106	67	—	14 Mar 1997	—
	18,267	—	—	—	—	19,003	2 Mar 1998	2002 or 2003
	31,039	—	—	—	—	32,290	4 Mar 1999	2004
	35,739	—	—	—	—	37,178	10 Mar 2000	2005
	—	42,105	400	—	—	43,801	12 Mar 2001	2006
D G Eldon	19,453	—	—	9,727	80	—	14 Mar 1997	—
	21,917	—	—	—	—	22,799	2 Mar 1998	2002 or 2003
	31,039	—	—	—	—	32,290	4 Mar 1999	2004
	6,805	—	—	—	—	7,079[3]	3 Apr 2000	2003
	35,739	—	—	—	—	37,178	10 Mar 2000	2005
	—	42,105	400	—	—	43,801	12 Mar 2001	2006
	—	6,353	59	—	—	6,454[4]	30 Apr 2001	2004
D J Flint	16,211	—	—	8,106	67	—	14 Mar 1997	—
	18,267	—	—	—	—	19,003	2 Mar 1998	2002 or 2003
	31,039	—	—	—	—	32,290	4 Mar 1999	2004
	32,164	—	—	—	—	33,460	10 Mar 2000	2005
	—	52,631	500	—	—	54,751	12 Mar 2001	2006
S K Green	19,453	—	—	9,727	80	—	14 Mar 1997	—
	21,917	—	—	—	—	22,799	2 Mar 1998	2002 or 2003
	31,039	—	—	—	—	32,290	4 Mar 1999	2004
	35,739	—	—	—	—	37,178	10 Mar 2000	2005
	—	73,683	700	—	—	76,651	12 Mar 2001	2006
A W Jebson	10,808	—	—	5,404	44	—	14 Mar 1997	—
	9,134	—	—	—	—	9,502	2 Mar 1998	2002 or 2003
	26,605	—	—	—	—	27,677	4 Mar 1999	2004
	28,590	—	—	—	—	29,742	10 Mar 2000	2005
	—	63,157	600	—	—	65,701	12 Mar 2001	2006
K R Whitson	19,453	—	—	9,727	80	—	14 Mar 1997	—
	21,917	—	—	—	—	22,799	2 Mar 1998	2002 or 2003
	44,342	—	—	—	—	46,128	4 Mar 1999	2004
	50,034	—	—	—	—	52,049	10 Mar 2000	2005
	—	57,894	550	—	—	60,226	12 Mar 2001	2006

Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the 1998, 1999 and 2000 *Annual Report and Accounts* being satisfied.

1 *Based on performance over the four-year period to 31 December 2000, 50 per cent of share awards vested and 50 per cent were forfeited. At the date of vesting, 14 March 2001, the market value per share was £8.22. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) on 14 March 1997, the date of award, was £5.28.*

2 *Includes additional shares arising from scrip dividends.*

3 *50 per cent of D G Eldon's 1999 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

4 *50 per cent of D G Eldon's 2000 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

Save as stated above, none of the Directors had an interest in any shares or debentures of any Group company at the beginning or at the end of the year and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the year. No options held by Directors lapsed during the year.

Subsequent to the end of the year, the beneficial interests of each of Sir John Bond, W R P Dalton, D J Flint, S K Green and K R Whitson increased following the acquisition by Computershare Trustee Limited of 31 HSBC Holdings ordinary shares of US$0.50 each through contributions to the HSBC UK Share Ownership Plan. There have been no other changes in Directors' interests from 31 December 2001 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the 'Notice of Annual General Meeting' will be set out in the notes to that Notice.

At 31 December 2001, Directors and Senior Management held, in aggregate, beneficial interests in 10,209,572 HSBC Holdings ordinary shares of US$0.50 each (0.11 per cent of the issued ordinary shares).

Auditors' Report

The auditors' report on the full accounts for the year ended 31 December 2001 was unqualified and did not include a statement under sections 237(2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

On behalf of the Board
R G Barber, *Secretary*

4 March 2002

Financial Review

Summary Financial Statement

Net Interest Income

Net interest income in 2001 was US$1,002 million, or 7 per cent, higher than 2000 at US$14,725 million, with a large part of this increase due to the inclusion for a full year of CCF. At constant exchange rates and excluding CCF, net interest income was 7 per cent higher than 2000, reflecting growth across all geographical regions.

In Europe, net interest income at US$5,563 million was US$575 million higher than in 2000, primarily due to the inclusion for a full year of CCF and improved spreads on treasury investment opportunities. Net interest income in Hong Kong at US$4,165 million was US$168 million higher than in 2000, reflecting growth in average customer deposits. Widening interest spreads, particularly on residential mortgages and treasury investment opportunities resulted in net interest income in North America increasing by US$250 million to US$2,402 million.

Average interest-earning assets at US$579.7 billion (of which US$55.4 billion relates to CCF) increased by US$63.5 billion, or 12 per cent. Excluding the effect of acquisitions, there was organic growth in Hong Kong driven principally by the placement of customer deposits, together with personal lending growth in the United Kingdom, the United States, Canada, Singapore, Taiwan, India and the Philippines.

At 2.54 per cent, HSBC's net interest margin was 12 basis points lower than for 2000, mainly reflecting the impact of CCF's lower margin business. In addition, for HSBC as a whole an increasingly liquid balance sheet, and a reduced benefit from net free funds as interest rates fell, also impacted the net interest margin. The fall in interest rates, however, improved the net interest margin in two of our largest domestic operations, the United Kingdom and the United States, as margins in our treasury activities widened as funding costs reduced. In Hong Kong, the third of our large domestic operations, the net interest margin in The Hongkong and Shanghai Banking Corporation was largely unchanged as a reduction in suspended interest, net of releases and recoveries, and improved margins on treasury activities offset the impacts of a more liquid balance sheet, reduced benefit of net free funds and reduced interest spreads on Hong Kong dollar deposits. In Hang Seng Bank, the fall in net interest margin resulted primarily from a lower benefit from net free funds as interest rates fell.

HSBC is moving increasingly to differentiated product pricing. This competitive approach reflects the value to HSBC of our most loyal customers and has resulted in narrower spreads on a number of products, particularly mortgages and savings products. The benefit of this strategy is seen in the mix and volume of HSBC's core current account and savings products, particularly in the United Kingdom, Hong Kong and the United States.

Net interest income (US$m)


15,000
12,000
9,000
6,000
3,000
0
11,990
13,723
14,725
1999
2000
2001

Other Operating Income

Other operating income in 2001 was US$313 million, or 3 per cent, higher than in 2000 at US$11,163 million and included other operating income of US$1,822 million. At constant exchange rates and excluding CCF, other operating income was 2 per cent higher than 2000, reflecting good growth in wealth management income which offset the falls in broking and other securities-related fee and commission income from the less favourable conditions in the equity markets.

Net fees and commissions at US$7,470 million represented 29 per cent of total operating income against 30 per cent in 2000 and were US$159 million, or 2 per cent, higher than 2000. At constant exchange rates and excluding CCF, net fees and commissions were 1 per cent higher than in 2000.

As part of HSBC's competitive positioning and consistent with the pricing changes on loan and deposit products referred to above, our customers also benefited from a number of fee reductions during 2001, particularly in HSBC Bank plc's UK Banking.

In the United Kingdom, eliminating mortgage loan to valuation fees reduced revenues by US$7 million, the elimination of ATM withdrawal fees benefited customers by US$49 million and overdraft fees fell by US$41 million as unauthorised overdrafts fell, as we have made it easier for customers

Financial Review (continued)

Summary Financial Statement

to obtain authorised borrowings. Offsetting these reductions, UK Banking achieved good growth in wealth management with income rising by 9 per cent, reflecting increased income from life, pension and investment business, general insurance income and private clients.

In Hong Kong and the rest of Asia-Pacific, there was encouraging growth in wealth management income, particularly in fee income from the sale of unit trusts, reflecting the successful sale of capital-guaranteed products. Credit card fees grew by US$39 million, or 11 per cent, following the growth in the number of credit cards issued.

In the United States, the harmonisation of product lines between HSBC and the former Republic Bank of New York and the increase in volume of annuities sold contributed to the 15 per cent increase in fee income. In addition insurance revenues also increased by 44 per cent compared to 2000.

In Latin America, fee income benefited from the initiatives taken to increase wealth management revenue. Fee income in Brazil, at constant exchange rates, was US$79 million, or 28 per cent, higher with good growth in revenue from asset management activities and success in cross-sales to existing customers through the retail branch.

Revenues from investment banking, broking income, corporate finance activities and other securities-related activities were substantially lower than those earned in the buoyant equity markets during the first half of 2000.

Dealing profits held up well, despite less favourable conditions in the equity markets, as performance in debt securities and interest rate trading improved. Foreign exchange trading was bolstered by CCF.

Other operating income (US$m)


12,000
10,000
8,000
6,000
4,000
2,000
0
157
1,539
1,299
197
1,716
1,626
186
1,822
1,685
1999
2000
2001
Fees and commissions (net)
Other
Dealing profits
Dividend income

Operating Expenses

Staff numbers (full-time equivalent)

	As at 31 December		
	2001	2000	1999
Europe	**73,326**	69,629	53,861
Hong Kong	**24,654**	24,204	23,932
Rest of Asia-Pacific	**26,259**	22,919	21,375
North America	**18,518**	18,965	19,498
Latin America	**28,292**	25,907	27,181
Total staff numbers	**171,049**	161,624	145,847

Operating expenses were US$1,317 million higher than in 2000. This increase was mainly driven by the recent acquisitions, together with a related US$289 million increase in goodwill amortisation.

In Europe costs, excluding goodwill amortisation, increased by US$770 million compared with 2000 and included US$128 million of restructuring costs. At constant exchange rates, costs in 2001, excluding goodwill amortisation, were US$1,023 million, or 16 per cent, higher than in 2000, of which the inclusion of CCF's cost base accounted for US$769 million. Business expansion and increased information technology-related expenditure to support business development projects lay at the heart of the cost increase.

In Hong Kong costs in 2001, excluding goodwill amortisation, increased by US$154 million, or 8 per cent, compared with 2000. Staff costs increased by 10 per cent, mainly to support business expansion in personal financial services, particularly in credit card and Mandatory Provident Fund products. Operating expenses, other than staff costs, rose by 5 per cent to support wealth management expansion and for the development of e-banking initiatives.

In the rest of Asia-Pacific, operating expenses, excluding goodwill amortisation, increased by US$105 million, or 8 per cent, compared with 2000. At constant exchange rates, the increase was 16 per cent. Recent acquisitions accounted for some US$31 million of the cost increase. The remaining growth in costs reflected higher staff numbers to support business expansion, particularly in personal financial services and wealth management initiatives, together with a doubling of the complement in shared service centres in India and mainland China.

Operating costs, excluding goodwill amortisation, in North America were US$125 million, or 5 per cent, higher than in 2000. Of this increase, US$164 million related to development costs associated with hsbc.com. The underlying change in operating costs was a decrease of 1 per cent. This principally reflected a 2 per cent fall in the domestic cost base of HSBC Bank USA, with a reduced level of restructuring charges offset by business expansion costs.

In Latin America, operating expenses at constant exchange rates were US$152 million, or 11 per cent, higher than in 2000. This mainly reflected the acquisition of CCF Brazil and restructuring costs. As economic conditions become less certain in the region, further cost controls were put in place to restrain cost growth.

The Group's global processing initiatives continue to develop, with some 2,000 staff employed at HSBC's global processing centres in China and India at 31 December 2001.

HSBC's cost:income ratio, excluding goodwill amortisation, was 56.4 per cent, reflecting the cost structure of new acquisitions and investment in the expanding wealth management businesses and IT.

Operating expenses (US$m)


15,000
12,000
9,000
6,000
3,000
0
2,329
1,329
2,959
1,480
3,279
1,639
1999
2000
2001
Staff costs
Other
Premises and equipment
Depreciation

Provisions for Bad and Doubtful Debts

The bad and doubtful debt charge at US$2,037 million in 2001 was US$1,105 million higher than in 2000. The increase was dominated by a US$600 million additional general provision against Argentine exposure, together with higher new specific provisions requirements in Indonesia, Brazil, Argentina and France.

In the United Kingdom, there was a less favourable economic environment, particularly in the manufacturing sector although there were lower new specific provisions reported against personal lending. In France, there were new specific provisions required for a small number of corporate borrowers and on retail and commercial portfolios. Elsewhere in Europe, the increase in new specific provisions arose on corporate borrowers.

In Hong Kong, the charge for new specific provisions was largely unchanged with an increase in provisions against personal customers mainly offset by lower charges against corporate borrowers. Mortgage delinquency rates remained low. Non-performing advances as a percentage of total customer advances improved to 2.9 per cent, compared with 3.8 per cent at the end of 2000.

The significant change in the net customer bad and doubtful debt charge for Asia-Pacific is accounted for by the release of part of the special general provision in 2000. New specific provisions were slightly higher than in 2000, reflecting further provisioning on existing non-performing loans due to the current political and economic uncertainties in Indonesia and on an energy sector corporate exposure in India. This was partly offset by lower new specific provisions required in Malaysia, mainland China and the Middle East. Releases and recoveries were higher than 2000, mainly as a result of the liquidation of security held against a loan to Olympia and York.

Credit quality deteriorated modestly in North America during 2001. There were lower new specific provisions required in the United States, notwithstanding provisions against an exposure to an energy sector corporate and HSBC Bank USA's principal airline exposure. New specific provisions were higher in Canada following the deterioration of a small number of commercial facilities.

Although in terms of non-performing loans, overall credit quality in North America remained stable in 2001, it is still too early to determine the medium to longer-term effect that the events of 11 September, the impact on market liquidity of the Enron collapse and the general economic slowdown may have on the overall credit portfolio.

The bad debt charge in Latin America reflected the recent severe economic deterioration in Argentina where unprecedented political and economic uncertainty caused us to raise general provisions by US$600 million. In addition, new specific provisions in Argentina were US$64 million higher than in 2000. In Brazil, provisioning requirements rose by US$75 million (at constant exchange rates US$80 million) following growth in the lending portfolio.

Financial Review (continued)

Summary Financial Statement

	Year ended 31 December					
	2001		2000		1999	
	US$m	**%**	US$m	%	US$m	%
By geographical segment:						
Europe	**441**	**21.6**	348	37.3	438	21.1
Hong Kong	**197**	**9.7**	248	26.6	585	28.2
Rest of Asia-Pacific						
– normal	**172**	**8.4**	159	17.1	809	39.1
– release of special general provision	**–**	**–**	(174)	(18.7)	–	–
North America	**287**	**14.1**	147	15.8	108	5.2
Latin America						
– normal	**340**	**16.7**	204	21.9	133	6.4
– additional general provision against Argentine exposures	**600**	**29.5**	–	–	–	–
	2,037	**100.0**	932	100.0	2,073	100.0

Gains on Disposal of Investments

During 2001, HSBC made 15 business acquisitions and completed 10 business disposals.

Gains on disposals of investments of US$754 million included a profit of US$200 million on the sale of HSBC's stake in British Interactive Broadcasting ('BiB') to BSkyB.

HSBC's European results were bolstered by gains on the disposal of the stake in Quilter and by profits in Germany on the sale of our majority stake in the fledgling internet broker Pulsiv and ERGO.

In Hong Kong, we made gains on the sale of HSBC's investment in Modern Terminals Limited and the disposal of our 50 per cent stake in Central Registration Hong Kong Limited to the other 50 per cent shareholder, Computershare.

In the United States, we realised significant gains, substantially in the first half of the year, on the sale of a number of mortgage-backed and other debt securities as long-term portfolios were adjusted to respond to changed economic circumstances, particularly the potential loss of value from mortgage refinancing. Similar but smaller gains were achieved in other locations.

Taxation

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
UK corporation tax charge	**416**	856	596
Overseas taxation	**1,570**	1,468	1,313
Deferred taxation	**(425)**	(78)	129
Joint ventures	**(13)**	(7)	–
Associated undertakings	**26**	(1)	–
Total charge for taxation	**1,574**	2,238	2,038
Effective taxation (per cent)	**19.7**	22.9	25.5
Standard UK corporation tax rate (per cent)	**30.0**	30.0	30.25

Analysis of overall tax charge

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Taxation at UK corporate tax rate of 30.0% (2000: 30.0%, 1999: 30.25%)	**2,400**	2,932	2,415
Impact of differently taxed overseas profits in principal locations	**(616)**	(498)	(418)
Unrecognised/(previously unrecognised) tax benefits	**(499)**	(137)	35
Tax free gains	**(102)**	(15)	–
Argentine losses	**336**	–	–
Goodwill amortisation	**263**	172	11
Other items	**(208)**	(216)	(5)
Overall tax charge	**1,574**	2,238	2,038

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation taxation at 30 per cent, the rate for the calendar year 2001 (2000: 30 per cent). Overseas tax included Hong Kong profits tax of US$450 million (2000: US$478 million), provided at a rate of 16 per cent (2000: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

HSBC's effective tax rate of 19.7 per cent in 2001 was lower than that for 2000 (22.9 per cent), mainly as a result of profit mix, untaxed disposal gains and resolution of a number of tax uncertainties allowing recognition of previously unrecognised benefits.

As a result of changes in the UK basis of taxation of overseas income, there was a release of the remaining balance of a deferred tax provision previously held in respect of additional UK tax on profit remittances from overseas. Settlement of a number of outstanding tax computations allowed release of related tax contingencies, including one relating to a material capital allowance claim. In addition, certain capital gains have been covered by previously unrecognised capital losses, allied to the fact that tax-free gains in Hong Kong were greater in 2001 than in 2000. North American operations represented a lower percentage of HSBC's profits in 2001 than in 2000. No tax relief has been assumed in 2001 for the additional general bad debt provision in respect of Argentina.

At 31 December 2001, there were potential future tax' benefits of US$220 million (2000: US$350 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax and capital losses which have not yet been recognised because realisation of the benefits is not considered certain.

Assets

HSBC's total assets at 31 December 2001 were US$696 billion, an increase of US$22 billion, or 3 per cent, since 31 December 2000; at constant exchange rates, the increase was US$39 billion, or 6 per cent. The growth attributable to acquisitions was US$7 billion.

HSBC's balance sheet remained highly liquid, reflecting further strong growth in customer deposits and limited credit demand in some countries. Approximately 45 per cent of the balance sheet was deployed in customer loans and advances which was one per cent higher than at 31 December 2000.

At constant exchange rates, gross loans and advances to customers (excluding loans to the financial sector) at 31 December 2001 were US$16 billion, or 6 per cent, higher than at 31 December 2000. Personal lending grew by 10 per cent and constituted 39 per cent of gross customer lending at 31 December 2001, compared with 39 per cent at 31 December 2000. This reflected the acquisitions of Banque Hervet and NRMA Building Society, as well as strong organic growth in the UK, United States, Malaysia, Taiwan, Korea and India. Loans and advances to the commercial and corporate customer base (excluding governments) grew by 2 per cent, reflecting muted loan demand from this sector.

Funds under management

Funds under management of US$284 billion were US$11 billion, or 4 per cent, lower than at 31 December 2000.

During the year, both our asset management and private banking businesses attracted net funds inflows. However, the sale of specialised CCF fund managing businesses, the fall in global equity markets and the impact of the continued strengthening of the US dollar on our sterling and euro-denominated funds, have resulted in a fall in the value of funds under management.

Assets 2001 (excluding Hong Kong Government certificates of indebtedness)

	%	*US$b*
Treasury and other eligible bills	**2.6**	**18.0**
Debt securities	**23.4**	**160.6**
Loans and advances to banks	**15.2**	**104.6**
Loans and advances to customers	**44.9**	**308.6**
Other	**13.9**	**95.4**
Total	**100.0**	**687.2**



Assets 2000 (excluding Hong Kong Government certificates of indebtedness)

	%	*US$b*
Treasury and other eligible bills	3.5	23.1
Debt securities	20.0	132.8
Loans and advances to banks	18.9	126.0
Loans and advances to customers	43.5	289.8
Other	14.1	93.9
Total	100.0	665.6



Summary Consolidated Profit and Loss Account

Summary Financial Statement

2000 US$m	Year ended 31 December	2001 US$m	*2001 £m*	*2001 HK$m*
37,746	Interest receivable	**35,261**	*24,506*	*275,036*
(24,023)	Interest payable	**(20,536)**	*(14,272)*	*(160,181)*
13,723	**Net interest income**	**14,725**	*10,234*	*114,855*
10,850	Other operating income	**11,163**	*7,758*	*87,071*
24,573	**Operating income**	**25,888**	*17,992*	*201,926*
(13,577)	Operating expenses	**(14,605)**	*(10,151)*	*(113,919)*
(510)	Goodwill amortisation	**(799)**	*(555)*	*(6,232)*
10,486	**Operating profit before provisions**	**10,484**	*7,286*	*81,775*
(932)	Provisions for bad and doubtful debts	**(2,037)**	*(1,416)*	*(15,889)*
(71)	Provisions for contingent liabilities and commitments	**(649)**	*(451)*	*(5,062)*
—	Loss from foreign currency redenomination in Argentina	**(520)**	*(361)*	*(4,056)*
(36)	Amounts written off fixed asset investments	**(125)**	*(87)*	*(975)*
9,447	**Operating profit**	**7,153**	*4,971*	*55,793*
(51)	Share of losses from joint ventures	**(91)**	*(63)*	*(709)*
75	Income from associated undertakings	**164**	*114*	*1,279*
	Gains on disposal of:			
302	— investments	**754**	*524*	*5,881*
2	— tangible fixed assets	**20**	*14*	*156*
9,775	**Profit on ordinary activities before tax**	**8,000**	*5,560*	*62,400*
(2,238)	Tax on profit on ordinary activities	**(1,574)**	*(1,094)*	*(12,277)*
7,537	**Profit on ordinary activities after tax**	**6,426**	*4,466*	*50,123*
	Minority interests:			
(558)	— equity	**(579)**	*(402)*	*(4,516)*
(351)	— non-equity	**(441)**	*(307)*	*(3,440)*
6,628	**Profit attributable to shareholders**	**5,406**	*3,757*	*42,167*
(4,010)	Dividends	**(4,467)**	*(3,105)*	*(34,843)*
2,618	**Retained profit for the period**	**939**	*652*	*7,324*
US$		**US$**	*£*	*HK$*
0.81	Cash earnings per ordinary share*	**0.67**	*0.47*	*5.25*
0.76	Basic earnings per ordinary share	**0.59**	*0.41*	*4.57*
0.75	Diluted earnings per ordinary share	**0.58**	*0.40*	*4.52*

**Cash earnings per share comprise basic earnings per share after excluding the impact of goodwill amortisation.*

Consolidated Balance Sheet

Summary Financial Statement

2000 US$m		2001 US$m	2001 £m	2001 HK$m
	ASSETS			
5,006	Cash and balances at central banks	**6,185**	*4,268*	*48,231*
6,668	Items in the course of collection from other banks	**5,775**	*3,985*	*45,033*
23,131	Treasury bills and other eligible bills	**17,971**	*12,400*	*140,138*
8,193	Hong Kong SAR Government certificates of indebtedness	**8,637**	*5,959*	*67,351*
126,032	Loans and advances to banks	**104,641**	*72,202*	*815,990*
289,837	Loans and advances to customers	**308,649**	*212,968*	*2,406,845*
132,818	Debt securities	**160,579**	*110,800*	*1,252,195*
8,104	Equity shares	**8,057**	*5,559*	*62,828*
283	Interests in joint ventures	**292**	*201*	*2,277*
1,085	Interests in associated undertakings	**1,056**	*729*	*8,235*
126	Other participating interests	**120**	*83*	*936*
15,089	Intangible fixed assets	**14,581**	*10,061*	*113,703*
14,021	Tangible fixed assets	**13,521**	*9,329*	*105,437*
35,562	Other assets	**38,247**	*26,390*	*298,250*
7,859	Prepayments and accrued income	**7,566**	*5,221*	*59,000*
673,814	Total assets	**695,877**	*480,155*	*5,426,449*
	LIABILITIES			
8,193	Hong Kong SAR currency notes in circulation	**8,637**	*5,959*	*67,351*
60,053	Deposits by banks	**53,640**	*37,012*	*418,285*
427,069	Customer accounts	**449,991**	*310,494*	*3,509,030*
4,475	Items in the course of transmission to other banks	**3,798**	*2,621*	*29,617*
27,956	Debt securities in issue	**27,098**	*18,698*	*211,310*
63,114	Other liabilities	**72,623**	*50,110*	*566,314*
9,270	Accruals and deferred income	**7,149**	*4,933*	*55,748*
	Provisions for liabilities and charges			
1,251	— deferred taxation	**1,109**	*765*	*8,648*
3,332	— other provisions	**3,883**	*2,679*	*30,280*
	Subordinated liabilities			
3,546	— undated loan capital	**3,479**	*2,400*	*27,129*
12,676	— dated loan capital	**12,001**	*8,280*	*93,584*
	Minority interests			
2,138	— equity	**2,199**	*1,517*	*17,148*
5,171	— non-equity	**4,291**	*2,961*	*33,461*
4,634	Called up share capital	**4,678**	*3,228*	*36,479*
40,936	Reserves	**41,301**	*28,498*	*322,065*
45,570	Shareholders' funds	**45,979**	*31,726*	*358,544*
673,814	Total liabilities	**695,877**	*480,155*	*5,426,449*
	MEMORANDUM ITEMS			
	Contingent liabilities			
5,160	— acceptances and endorsements	**4,219**	*2,911*	*32,900*
33,968	— guarantees and assets pledged as collateral security	**39,817**	*27,474*	*310,493*
14	— other contingent liabilities	**9**	*6*	*70*
39,142		**44,045**	*30,391*	*343,463*
182,716	Commitments	**198,459**	136,937	*1,547,583*

Sir John Bond, *Group Chairman*

Notes on the Summary Financial Statement

1 Basis of preparation

The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain investments and land and buildings and in accordance with applicable accounting standards. The accounting policies adopted are consistent with those described in the *Annual Report and Accounts 2000.*

In 2001, the Group has adopted the provisions of the UK Financial Reporting Standard ('FRS') 18 'Accounting Policies', and the transitional arrangements of FRS 17 'Retirement benefits', which require additional disclosures only.

2 Directors' emoluments

The aggregate emoluments of the Directors of HSBC Holdings plc, computed in accordance with Part I of Schedule 6 of the UK Companies Act 1985, were US$12,718,000 (2000: US$11,741,000; 1999: US$7,207,000). Aggregate gains on the exercise of the share options were US$1,990,000 (2000: US$4,187,000; 1999: US$460,000). Restricted Share Plan awards of US$756,000 (2000: US$491,000) vested.

There were annual commitments under retirement benefit agreements with former Directors of US$472,000 (2000: US$483,000; 1999: US$435,000). The provision as at 31 December 2001 in respect of unfunded pension obligations to former Directors amounted to US$6,281,000 (2000: US$6,535,000; 1999: US$5,627,000).

During the year, aggregate contributions to pension schemes in respect of Directors were US$1,462,000 (2000: US$798,000; 1999: US$402,000).

3 Foreign currency amounts

The Hong Kong dollar and sterling figures shown in the consolidated profit and loss account and the balance sheet are for information only. They are translated from US dollars at the average rate of exchange for the year ended 31 December 2001 and the closing rate at that date respectively. These were as follows:

	Average rate	*Closing rate*
US$1.00 = HK$	7.800	7.798
US$1.00 = £	0.695	0.690

4 Other information

This Summary Financial Statement is only a summary of information in the HSBC Holdings plc *Annual Report and Accounts 2001.* It is not the Group's statutory accounts and it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full *Annual Report and Accounts.*

Members may obtain, free of charge, a copy of the *Annual Report and Accounts 2001* from Group Corporate Affairs, HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; or from Crédit Commercial de France, Direction de la Communication, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France. A Chinese translation of the *Annual Report and Accounts* may be obtained from Central Registration Hong Kong Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong. Members may elect in writing to receive the full *Annual Report and Accounts* for all future financial years by applying to the appropriate Registrars, the addresses of which are shown on the inside back cover.

The *Annual Report and Accounts 2001* may be viewed on our web site: www.hsbc.com.

5 Approval of the Summary Financial Statement

This Summary Financial Statement was approved by the Board of Directors on 4 March 2002.

Statement of the Auditors to the Members of HSBC Holdings plc Pursuant to Section 251 of the Companies Act 1985

We have examined the Summary Financial Statements set out on pages 25 to 44.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the *Annual Review* in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the *Annual Review* with the full annual accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the *Annual Review* and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the Summary Financial Statement' issued by the Auditing Board. Our unqualified report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the full annual accounts and Directors' Report of HSBC Holdings plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

4 March 2002

Shareholder Information

Financial Calendar 2002

Publication of *Annual Review* and *Annual Report and Accounts* (online)	4 March
Shares quoted ex-dividend in London and Hong Kong and American Depositary Shares (ADSs) quoted ex-dividend in New York	20 March
Record date for the second interim dividend for 2001	22 March
Shares quoted ex-dividend in Paris	25 March
Mailing of *Annual Review* and/or *Annual Report and Accounts,* Notice of Annual General Meeting and dividend documentation	3 April
Final date for receipt by registrars of forms of election and revocations of standing instructions for scrip dividends	24 April
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	29 April
Payment date: dividend warrants, new share certificates and notional tax vouchers mailed and shares credited to stock accounts in CREST	7 May
Annual General Meeting	31 May
Announcement of 2002 interim results	5 August
Proposed dates for first interim dividend for 2002:	
Shares quoted ex-dividend in London and Hong Kong and ADSs quoted ex-dividend in New York	21 August
Record date	23 August
Shares quoted ex-dividend in Paris	26 August
Payment date	9 October

Annual General Meeting

The 2002 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday, 31 May 2002 at 11.00 a.m.

Dividends

The Directors have declared a second interim dividend of US$0.29 per ordinary share which, together with the first interim dividend of US$0.19 already paid, will make a total distribution for the year of US$0.48 per share, an increase of 10 per cent on 2000. Information on the HSBC scrip dividend scheme and currencies in which the cash dividend may be paid will be sent to shareholders on or about 3 April 2002.

Postal Share-Dealing Service

For shareholders on the UK Register, a low-cost postal share-dealing service for buying and selling the Company's shares is available from HSBC Bank plc Stockbrokers. Details are available from:

HSBC Bank plc Stockbrokers
Mariner House, Pepys Street
London EC3N 4DA
Telephone: 020 7260 0906
Facsimile: 020 7260 7556

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend cheques, should be sent in writing to:

UK	*Principal Register* Computershare Investor Services PLC PO Box 435, Owen House 8 Bankhead Crossway North Edinburgh EH11 4BR	*Hong Kong*	*Hong Kong Overseas Branch Register* Central Registration Hong Kong Limited Rooms 1901-1905, Hopewell Centre 183 Queen's Road East

HSBC International Network


Calgary
Vancouver
Seattle
Portland
San Francisco
Los Angeles
Beverly Hills
Saskatoon
Winnipeg
Kansas City
Dallas
Houston
Mexico City
Monterey
Chicago
Toronto
Ottawa
Buffalo
Washington
Atlanta
Miami
Nassau
Montreal
Quebec
Philadelphia
New York City
Glastonbury
Boston
Fredericton
St John's
Bermuda
Cayman Islands
Colón
Panama City
Caracas
Tortola (British Virgin Islands)
Manaus
Belém
Fortaleza
Recife
Salvador
Brasilia
Belo Horizonte
Rio de Janeiro
São Paulo
Campo Grande
Ribeirão Preto
Curitiba
Posadas
Corrientes
Porto Alegre
Santa Fé
Punta del Este
Montevideo
Buenos Aires
La Plata
Mar del Plata
Pergamino
Paraná
Resistencia
Tucumán
Salta
San Juan
Santiago
Mendoza
Córdoba
Neuquén
Bahía Blanca
Birmingham
Belfast
Isle of Man
Edinburgh
Manchester
Leeds
London
Luxembourg
Brussels
Amsterdam
Düsseldorf
Cardiff
Dublin
Channel Islands
Barcelona
Bilbao
Valencia
Madrid
Casablanca
Paris
Geneva
Monaco
Rome
Milan
Zurich
Lugano
Frankfurt
Prague
Warsaw
Stockholm
Moscow
Algers
Tripoli
Valletta
Alexandria
Athens
Nicosia
Istanbul
Tel Aviv
Cairo
Ramallah
Amman
Beirut
Yerevan
Baku
Tehran
Riyadh
Jeddah
Dammam
Manama
Doha
Abu Dhabi
Dubai
Muscat
Muttrah
Salalah
Accra
Abidjan
Luanda
Kampala
Windhoek
Johannesburg
Maputo
Durban
Cape Town
Port Louis (Mauritius)
Almaty
Karachi
Chandigarh
New Delhi
Ahmedabad
Mumbai
Pune
Hyderabad
Bangalore
Chennai
Kolkata
Visakhapatnam
Trivandrum
Colombo
Malé (Maldives)
Dhaka
Chengdu
Chongqing
Beijing
Tianjin
Qingdao
Dalian
Seoul
Pusan
Osaka
Tokyo
Wuhan
Shanghai
Xiamen
Taipei
Shenzhen
Guangzhou
Hong Kong
Macau
Hanoi
Bangkok
Ho Chi Minh City
Manila
Cebu City
Kuala Lumpur
Medan
Singapore
Kota Kinabalu
Labuan
Bandar Seri Begawan
Kuching
Jakarta
Bandung
Semarang
Surabaya
Saipan
Tamuning (Guam)
Perth
Adelaide
Melbourne
Sydney
Brisbane
Auckland
Wellington
Christchurch

USA	*ADR Depositary* The Bank of New York Floor 6 620 Avenue of the Americas New York, NY 10011	*France*	*Paying Agent* CCF 103 avenue des Champs Elysées 75008 Paris

Investor Relations

Enquiries may be directed to:

Senior Manager Investor Relations
HSBC Holdings plc
10 Lower Thames Street
London EC3R 6AE
UK

Telephone: 44 020 7260 7252
Facsimile: 44 020 7260 9041
E-mail: shareholder@hsbc.com

Annual Review 2001

Further copies of this *Annual Review*, and additional information about HSBC, may be obtained by writing to any of the following departments.

For those in Europe, the Middle East and Africa:
Group Corporate Affairs
HSBC Holdings plc
10 Lower Thames Street
London EC3R 6AE, UK

For those in Asia-Pacific:
Group Public Affairs
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

For those in the Americas:
Group Public Affairs
HSBC Bank USA
452 Fifth Avenue
New York, NY 10018, USA

Chinese translation

A Chinese translation of this *Annual Review* is available on request from:

Central Registration Hong Kong Limited
Rooms 1901-1905, Hopewell Centre
183 Queen's Road East
Hong Kong

本年報備有中譯本，如欲查閱可向下列公司索取：
香港皇后大道東一八三號合和中心1901-1905室
香港中央證券登記有限公司

French translation

A French translation of this *Annual Review* is available on request from:
La traduction française du bilan d'activité est disponible sur demande:

Direction de la Communication
CCF
103 avenue des Champs Elysées
75419 Paris Cedex 08, France

Web Site

This *Annual Review*, and other information on the HSBC Group, may be viewed on our web site: www.hsbc.com.

HSBC HOLDINGS PLC
Incorporated in England with limited liability
Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
10 Lower Thames Street
London EC3R 6AE
United Kingdom
Telephone: 44 020 7260 0500
Facsimile: 44 020 7260 0501
Web: www.hsbc.com

REGISTRARS
Principal Register
Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
United Kingdom
Telephone: 44 0870 702 0137

Hong Kong Overseas Branch Register
Central Registration Hong Kong Limited
Rooms 1901-1905, Hopewell Centre
183 Queen's Road East
Hong Kong
Telephone: 852 2862 8628

ADR Depositary
The Bank of New York
Floor 6
620 Avenue of the Americas
New York, NY 10011
USA
Telephone: 1 888 269 2377

Paying Agent (France)
CCF
103 avenue des Champs Elysées
75008 Paris
France
Telephone: 33 1 40 70 22 56

STOCKBROKERS
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

HSBC Investment Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BL
United Kingdom

Published by Group Corporate Affairs, HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by St Ives Westerham Press, Edenbridge, United Kingdom, on environmentally friendly, totally chlorine-free paper

Photography credits

Page 3
AFP

Pages 4-5
(Top) Peter Luxton Photography
(Bottom) Justin Chiu/J P Studio

Pages 6-7 (clockwise from left)
Gao Feng
Bob Davis
Josiah Leung

Page 9
Goh Seng Chong

Page 10
Harminder

Page 11
(Top) Paul Thuysbaert
(Bottom) Cengiz Akduman

Pages 12-13
(Left) Antonio Ribeiro/Agence Gamma
(Right) Philippe Schaff

Page 14
(Top) David Short
(Bottom) Simon Brooke-Webb

Page 15
Walter Aurélio Jaworski

Page 17
(Top) Robert Nehin
(Bottom) Judith Pszenica

Page 18
Gary Beechey

Pages 20-23
All photos by Phil Sayer except D G Eldon by C K Wong

Stock number 95194-4

HSBC Holdings plc
10 Lower Thames Street
London EC3R 6AE
United Kingdom
Telephone: 44 020 7260 0500
Facsimile: 44 020 7260 0501
Web: www.hsbc.com

ISTANBUL



NEW YORK



PARIS


"the seriously easy way to sort out your financial future"
capital

SANTIAGO

MARKHAM

LONDON



DÜSSELDORF



BOURGES



CURITIBA

Table of Contents

This document comprises the *Annual Report and Accounts 2001* and the *Annual Report on Form 20-F 2001* to the US Securities and Exchange Commission ('SEC') for HSBC Holdings plc and its subsidiary and associated undertakings. It contains the Directors' Report and Financial Statements, together with the Auditors' Report thereon, as required by the UK Companies Act 1985. The *Annual Review 2001* of HSBC Holdings plc is published as a separate document.

HSBC Holdings plc

Annual Report and Accounts

The world's local bank

HSBC

Financial Highlights

HSBC prepares its financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). It uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Following its listing on the New York Stock Exchange, HSBC also reconciles certain financial information to US Generally Accepted Accounting Principles ('US GAAP') which differ in certain aspects from UK GAAP as explained on page 245. HSBC judges its own performance by comparing cash returns on cash invested. Cash basis items are derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions.

	2001	2000
	US$m	US$m
For the year (cash basis)		
Operating profit before provisions	**11,283**	10,996
Profit on ordinary activities before tax	**8,807**	10,300
Profit attributable to shareholders	**6,213**	7,153
For the year (as reported)		
Operating profit before provisions	**10,484**	10,486
Profit on ordinary activities before tax	**8,000**	9,775
Profit attributable to shareholders	**5,406**	6,628
Dividends	**(4,467)**	(4,010)
At year-end		
Shareholders' funds	**45,979**	45,570
Capital resources	**50,854**	50,964
Customer accounts and deposits by banks	**503,631**	487,122
Total assets	**695,877**	673,814
Risk-weighted assets	**391,478**	383,687
	US$	US$
Per ordinary share		
Cash earnings	**0.67**	0.81
Basic earnings	**0.59**	0.76
Diluted earnings	**0.58**	0.75
Dividends	**0.480**	0.435
Net asset value at year-end	**4.91**	4.92
Share information		
US$0.50 ordinary shares in issue (million)	**9,355**	9,268
Market capitalisation	**US$109bn**	US$136bn
Closing market price per share	**£8.06**	£9.85

	HSBC	**Benchmark**
Total shareholder return to 31 December 2001*		
– over 1 year	**85**	**92**
– since 1 January 1999†	**173**	**125**

* *Total shareholder return ('TSR') is defined on page 146.*

† *HSBC's governing objective is to beat the TSR of its defined benchmark, with a minimum objective to achieve double TSR over a five-year period beginning on 1 January 1999.*

Financial Highlights (continued)

	2001	2000
Performance ratios	%	%
On a cash basis		
Return on invested capital*	**12.1**	16.4
Return on net tangible equity†	**19.5**	24.0
Post-tax return on average tangible assets	**1.06**	1.33
Post-tax return on average risk-weighted assets	**1.86**	2.26
Reported earnings – after goodwill amortisation		
Return on average shareholders' funds	**11.4**	16.5
Post-tax return on average assets	**0.92**	1.24
Post-tax return on average risk-weighted assets	**1.65**	2.11
Efficiency and revenue mix ratios		
Cost:income ratio (excluding goodwill amortisation)	**56.4**	55.3
As a percentage of total operating income:		
– net interest income	**56.9**	55.8
– other operating income	**43.1**	44.2
– net fees and commissions	**28.9**	29.8
– dealing profits	**6.5**	6.6
Capital ratios		
– tier 1 capital	**9.0**	9.0
– total capital	**13.0**	13.3

* *See page 48 for definition.*

† *Cash basis attributable profit divided by average shareholders' funds after deduction of average purchased goodwill.*

Five-Year Comparison

	1997	1998	1999	2000	**2001**
	US$m	US$m	US$m	US$m	**US$m**
At year-end					
Share capital	3,406	3,443	4,230	4,634	**4,678**
Shareholders' funds	27,080	27,402	33,408	45,570	**45,979**
Capital resources	41,562	41,092	44,270	50,964	**50,854**
Customer accounts	294,189	308,910	359,972	427,069	**449,991**
Undated subordinated loan capital	3,245	3,247	3,235	3,546	**3,479**
Dated subordinated loan capital	7,281	7,597	12,188	12,676	**12,001**
Loans and advances to customers*	240,421	235,295	253,567	289,837	**308,649**
Total assets	471,686	483,128	569,139	673,814	**695,877**
For the year					
Net interest income	10,944	11,547	11,990	13,723	**14,725**
Other operating income	7,665	8,508	9,012	10,850	**11,163**
Operating profit before provisions	8,553	9,051	9,653	10,486	**10,484**
Provisions for bad and doubtful debts	(1,014)	(2,637)	(2,073)	(932)	**(2,037)**
Pre-tax profits	8,130	6,571	7,982	9,775	**8,000**
Profit attributable to shareholders	5,487	4,318	5,408	6,628	**5,406**
Dividends	(2,206)	(2,495)	(2,872)	(4,010)	**(4,467)**
	US$	US$	US$	US$	**US$**
Per ordinary share†					
Cash earnings	0.69	0.54	0.66	0.81	**0.67**
Basic earnings	0.69	0.54	0.65	0.76	**0.59**
Diluted earnings	0.68	0.53	0.65	0.75	**0.58**
Dividends	0.277	0.308	0.340	0.435	**0.480**
Net asset value	3.37	3.38	3.95	4.92	**4.91**
Share information†					
US$0.50 ordinary shares in issue	8,028m	8,067m	8,458m	9,268m	**9,355m**
	%	%	%	%	**%**
Financial ratios					
Dividend payout ratio	40.2	57.8	53.1	60.5	**82.6**
Post-tax return on average total assets	1.37	0.98	1.20	1.33	**0.92**
Return on average shareholders' funds	20.7	15.5	17.5	16.5	**11.4**
Average shareholders' funds to average total assets	5.98	5.71	6.24	6.49	**6.78**
Capital ratios					
Tier 1 capital	9.3	9.7	8.5	9.0	**9.0**
Total capital	14.2	13.6	13.2	13.3	**13.0**

* *Net of suspended interest and provisions for bad and doubtful debts.*

† *Per share amounts reported here and throughout the document reflect the share capital reorganisation on 2 July 1999*

Five-Year Comparison (continued)

Amounts in accordance with US GAAP

	1997	1998	1999	2000	**2001**
	US$m	US$m	US$m	US$m	**US$m**
Income statement data for the year					
Net income available for ordinary shareholders	5,306	3,934	4,889	6,236	**4,911**
Dividend	2,007	2,328	2,617	3,137	**4,394**
Balance sheet data at 31 December					
Total assets	476,183	488,856	574,588	680,076	**698,312**
Shareholders' equity	28,240	30,351	35,930	48,072	**48,444**
	US$	US$	US$	US$	**US$**
Per ordinary share					
Basic earnings	0.66	0.49	0.59	0.71	**0.53**
Diluted earnings	0.66	0.48	0.58	0.70	**0.53**
Cash earnings	0.70	0.53	0.63	0.80	**0.67**
Dividends	0.25	0.29	0.31	0.34	**0.48**
Net asset value at year-end	3.52	3.75	4.25	5.19	**5.18**

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential', 'reasonably possible' and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and you should not assume that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the Securities and Exchange Commission on Forms 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include, among others:

- changes in general economic conditions in the markets where HSBC operates, such as:
  - changes in foreign exchange rates, in both market exchange rates (for example, between the US dollar and the pound sterling) and government-established exchange rates (for example, between the Hong Kong dollar and the US dollar);
  - volatility in interest rates, including in Asia and Latin America; and
  - volatility in equity markets, including in the smaller and less liquid trading markets in Asia and Latin America.
- changes in governmental policy and regulation, including:
  - the monetary, interest rate and other policies of central banks and bank regulatory authorities, including the UK Financial Services Authority, the Bank of England, the Hong Kong Monetary Authority, the Board of Governors of the US Federal Reserve System, the European Central Bank, the French Banking Commission and the central banks of other leading economies or in markets where HSBC operates;
  - increased competition resulting from legislation permitting new types of affiliations between banks and financial services companies, including securities firms, particularly in the United States;
  - expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
  - general changes in government policy that may significantly influence investor decisions in particular markets in which HSBC operates; and
  - other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for HSBC's products and services.
- the ability of the Government of Argentina through reform of monetary, fiscal and exchange rate policy to restore economic stability within the country and thereby attracting international support for the measures necessary to restructure debt obligations and create a viable financial system;
- the effects of competition in the markets where HSBC operates. HSBC expects competition to intensify as a result of, among other things, technological advances and the introduction of the euro; and
- the success of HSBC in adequately identifying and managing the risks it faces (through hedging and other techniques), which depends on, among other things, its ability to anticipate events that cannot be captured by the statistical models it uses.

Trends and factors that are expected to particularly affect HSBC's results of operations are described in the 'Financial Review'.

Certain Defined Terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC' means HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong' or 'Hong Kong SAR'.

Where reference to constant currency is made, comparative data, as expressed in the functional currencies of HSBC's operations, has been translated at current period exchange rates.

Information About the Enforceability of Judgements Made in the United States

HSBC Holdings is a public limited company incorporated in England and Wales. Most of HSBC Holdings' Directors and executive officers live outside the United States. Most of the assets of HSBC Holdings' Directors and executive officers and a substantial portion of HSBC Holdings' assets are located outside the United States. As a result, it may not be possible to serve process on such persons or HSBC Holdings in the United States or to enforce judgements obtained in US courts against them or HSBC Holdings based on civil liability provisions of the securities laws of the United States. There is doubt as to whether English courts would enforce:

- certain civil liabilities under US securities laws in original actions; or
- judgements of US courts based upon these civil liability provisions.

In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK laws, decrees or regulations which would prevent the transfer of capital or remittance of dividends and other payments to holders of HSBC Holdings' securities who are not residents of the United Kingdom. There are also no restrictions under the laws of the United Kingdom or the terms of the Memorandum and Articles of Association of HSBC Holdings concerning the right of non-resident or foreign owners to hold HSBC Holdings' securities or, when entitled to vote, to do so.

Description of Business

Introduction

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$109 billion at 31 December 2001. At the end of 2001, HSBC had total assets of US$696 billion and shareholders' equity of US$46 billion. For the year ended 31 December 2001, HSBC's operating profit was US$7 billion on revenues of US$26 billion. HSBC is a strongly capitalised banking group with a total capital ratio of 13.0 per cent and a tier 1 capital ratio of 9.0 per cent as at 31 December 2001.

Headquartered in London, HSBC operates through long-established businesses in five regions: Europe; Hong Kong; rest of Asia-Pacific, including the Middle East and Africa; North America; and Latin America. Within each of these geographical regions, the principal businesses operate essentially as domestic banks and typically have a large retail deposit base, together with strong liquidity and capital ratios, and provide services to personal, commercial and large corporate and institutional customers. By using HSBC's highly efficient technological links, all businesses are able to access HSBC's wide range of products and services and adapt them to local customer needs. In addition, in certain key locations – London, Hong Kong, New York, Geneva, Paris and Düsseldorf – HSBC has significant investment and private banking operations which, together with its commercial banks, enable HSBC to service the full range of requirements of its high net worth personal and large corporate and institutional customers.

Through its global network of some 7,000 offices in 81 countries and territories, HSBC provides a comprehensive range of financial services to personal, commercial, corporate, institutional and investment and private banking clients. As part of its strategy, HSBC created a global brand in 1998, using HSBC and its hexagon symbol in most of its areas of operation.

HSBC's largest and best-known subsidiaries and their primary areas of operation are:

• The Hongkong and Shanghai Banking Corporation Limited	Hong Kong SAR, with an extensive network throughout Asia-Pacific.
• Hang Seng Bank Limited ('Hang Seng Bank')	Hong Kong SAR
• HSBC Bank plc	United Kingdom
• Crédit Commercial de France ('CCF')	France
• HSBC Bank USA	New York State in the United States
• HSBC Bank Brasil S.A.-Banco Múltiplo ('HSBC Bank Brasil')	Brazil
• HSBC Private Banking Holdings (Suisse) S.A. ('HSBC Republic Suisse')	Switzerland, France, Luxembourg, Guernsey and Monaco (through various subsidiaries)

Management and resources

HSBC recognises that the substantial customer and asset base of its banking operations reflects years of trust and goodwill. Through its many years of operation, HSBC has developed a reputation for placing great value on long-term relationships with its clients, and of observing the principles of sound and conservative banking. HSBC organises and delivers its banking products and services in a way that aims to retain local authority while capitalising on the advantages that flow from being an international organisation.

HSBC believes that this combination of centralisation and local responsibility permits it to remain responsive to local needs while providing customers with access to the services and strength of a worldwide financial institution.

HSBC allocates resources, including capital, management time, human resources and information technology, according to a range of factors, such as size and complexity of the operation, growth prospects and the contribution made by each area. Economic profit is used by HSBC's management to decide where to allocate resources so that they will be most productive.

Description of Business (continued)

HSBC considers the quality of its management to be one of its principal strengths. HSBC's management is an international meritocracy which combines detailed knowledge of local markets with a global perspective. By long-standing tradition and continued policy, HSBC recruits most executives for long-term careers with the organisation. HSBC attaches great importance to cultivating its own talent and to promoting from within the organisation. It values team work and a collective management style. Senior management succession is seamless. Lines of communication are kept short and speed of decision-making is emphasised.

Strategy

HSBC aims to become the world's leading financial services organisation. HSBC's goal is to balance earnings between stable, mature economies and the faster-growing, but more volatile, emerging markets. To achieve this, HSBC has developed a strategy of 'Managing for Value' designed to build on its achievements. This strategy is evolutionary and has four key components:

- *To concentrate on delivering 'wealth management' to key markets around the world.*
  Wealth management means deepening relationships with personal customers beyond the provision of a simple cheque account and lending products. HSBC will offer these customers the full range of financial services and products, including savings, pensions, investments and insurance. In none of HSBC's primary markets is this business fully mature and there are strong growth prospects.

- *To grow its commercial business.*
  This market consists of a wide range of businesses, including major companies, trading enterprises, professional practices, charities, entrepreneurs and smaller businesses. HSBC has been very successful in this market and aims to build on its strengths, in particular by making sure its customers have access to a full range of products and services.

- *To integrate corporate and investment banking services for HSBC's largest customers.*
  A major effort has been to align more closely HSBC's traditional corporate banking and credit services with the skill base and professional expertise available from its investment bank. The alignment of these businesses will help HSBC meet the requirements of its clients – some of the world's largest and most successful companies.

- *To establish HSBC and the hexagon symbol as a global brand.*
  This major initiative, begun in 1998 has been successful in making the name, HSBC, and the hexagon symbol a familiar sight around the world. HSBC aims to make the HSBC brand universally synonymous with its core values of integrity, trust and excellent customer service.

HSBC's strategy focuses principally on organic growth, but it also allows for opportunistic acquisitions where these meet certain stringent criteria. HSBC's approach to acquisitions is based on added value. When considering acquisition opportunities, HSBC applies strict criteria and takes full account of the fact that the price paid determines the rate of return to shareholders.

Over the years, HSBC has successfully acquired a number of businesses which have provided access to new markets or an opportunity to expand existing business lines. HSBC uses its strong capital base and depth of management resources to develop such businesses into long-term generators of wealth for its shareholders.

HSBC's strategy calls for a continuous focus on its customers, providing them with secure, transparent and competitive services in the forms most attractive to them. One of HSBC's primary initiatives in this area is its HSBC *Premier* service, launched simultaneously in 17 countries and territories in March 2000. The HSBC *Premier* service is a new international service for HSBC's most valuable personal customers. The 464,000 HSBC *Premier* customers worldwide have available to them a dedicated team of relationship managers, HSBC *Premier* centres in selected locations around the world, and 24-hour call centre support. To further service its high net worth customers, HSBC has successfully integrated its major private banking operations into an international private banking arm which bears the name HSBC Republic. HSBC seeks to position itself as one of the world's top five private banks.

HSBC intends to remain at the forefront of its industry and recognises the importance of the internet as one of a number of exciting new media, which will become an integral part of its service. HSBC believes that e-commerce has changed the fabric of the financial services sector and views it as an opportunity to attract new customers from all over the world and to serve its existing customers better. E-commerce will enable HSBC to reconfigure its business in ways which provide higher quality customer services in a more efficient manner. As an international group, HSBC plans to link its customers to the full range of international services and manage their processing wherever it chooses; HSBC views this as a sustainable competitive advantage.

History and development

The founding member of HSBC, The Hongkong and Shanghai Banking Corporation was established in Hong Kong and Shanghai in 1865. The bank expanded rapidly, with an emphasis on building up representation in China and the rest of the Asia-Pacific region, while also establishing a presence in the major financial and trading centres in Europe and America.

Changes in the post-Second World War era saw a scaling back of operations in China. In the mid-1950s, The Hongkong and Shanghai Banking Corporation embarked on a strategy of pursuing profitable growth through acquisition as well as organic development – a combination that has remained a key feature of HSBC's approach ever since.

The Hongkong and Shanghai Banking Corporation purchased The Mercantile Bank of India Limited and The British Bank of the Middle East (now HSBC Bank Middle East) in 1959, increasing HSBC's interests in the rest of Asia-Pacific and the Middle East. In 1965, The Hongkong and Shanghai Banking Corporation acquired a 51 per cent interest (subsequently increased to 62.14 per cent) in Hang Seng Bank, consolidating its position in Hong Kong. Hang Seng Bank, founded in 1933, is the second-largest listed bank in Hong Kong. By the early 1980s, The Hongkong and Shanghai Banking Corporation, having established itself as the pre-eminent international financial services provider across the Asia-Pacific region, began to direct greater attention to expansion elsewhere, particularly Europe and the United States.

In the late 1970s and the 1980s, The Hongkong and Shanghai Banking Corporation began to focus its acquisition strategy on the United Kingdom, purchasing full ownership of the UK merchant bank Antony Gibbs in 1980, which brought with it an insurance business and an established broker in the Lloyd's of London insurance market. To enhance its capital markets capabilities, The Hongkong and Shanghai Banking Corporation acquired a controlling interest in the well-known London-based international securities company, James Capel & Co. Limited, in 1986.

The Hongkong and Shanghai Banking Corporation entered the US market in 1980 by acquiring a 51 per cent interest in Marine Midland (now HSBC USA Inc.) and the remaining interest in 1987. Carroll, McEntee & McGinley Inc. (renamed HSBC Securities (USA) Inc.), a primary government securities dealer in the United States, was acquired in 1983. Marine Midland acquired JP Morgan's US dollar clearing business at the end of 1996 and First Federal Savings and Loan Association of Rochester in 1997, both of which were integrated into existing operations.

In 1981, The Hongkong and Shanghai Banking Corporation incorporated its existing Canadian operations as Hongkong Bank of Canada, one of the first foreign-owned banks in Canada. HSBC Bank Canada, headquartered in Vancouver, has since made numerous acquisitions, expanding rapidly to become the largest foreign-owned bank in Canada and the seventh-largest overall at 31 December 2001.

In 1987, The Hongkong and Shanghai Banking Corporation purchased a 14.9 per cent interest in Midland Bank plc (now HSBC Bank plc), established in 1836 and one of the United Kingdom's principal clearing banks. In 1991, HSBC Holdings plc was established as the parent company of HSBC and, in 1992, HSBC Holdings purchased the remaining interests in Midland. In connection with this acquisition, HSBC's head office was transferred from Hong Kong to London in January 1993 and the Bank of England became HSBC's principal regulator.

In 1997, HSBC assumed selected assets, liabilities, and subsidiaries of Banco Bamerindus do Brasil S.A. following the intervention of the Central Bank of Brazil. Headquartered in Curitiba, Banco Bamerindus do Brasil S.A. was the fifth-largest bank in Brazil (measured by assets), with the second-largest branch network in the country at the time of acquisition. HSBC also acquired Grupo Roberts, based in Buenos Aires and one of the largest privately owned financial services groups in

Description of Business (continued)

Argentina, in two stages, completing the purchase in 1997. In 2000, HSBC Investment Bank Brasil, consisting of the former operations of Banco CCF Brasil S.A., was integrated under HSBC Bank Brasil management following the acquisition of CCF.

In December 1999, HSBC acquired Republic New York Corporation ('RNYC'), subsequently merged with HSBC USA Inc., and Safra Republic Holdings S.A. ('SRH'). Then in August 2000, the acquisition of Chase Manhattan Bank's branch operations in Panama was completed followed by HSBC Bank plc's transfer of ownership of its existing Panama business to HSBC Bank USA.

As a result of these acquisitions, HSBC has grown its market position substantially. For example, HSBC is now the third-largest bank operating in New York State and is the largest lender to corporations in Panama and the Colon Free Zone.

To expand its base in the euro zone, in October 2000, HSBC completed its acquisition of 99.98 per cent of the issued share capital of CCF, a major French banking group, with businesses in personal, corporate and investment banking. The acquisition of CCF represented a unique opportunity for HSBC to acquire a well-managed, fast growing French bank and to establish a significant base in continental Europe while serving HSBC's strategic objectives by significantly increasing its personal wealth management business and by enhancing its corporate and investment banking capabilities.

During 2000, HSBC increased its stake in Egyptian British Bank S.A.E. from 40 per cent to 90 per cent and subsequently changed its name to HSBC Bank Egypt S.A.E in January 2001. The stake was further increased to 94.5 per cent in December 2001.

In December 2000, HSBC completed the acquisition of PCIB Savings Bank, which HSBC has renamed HSBC Savings Bank (Philippines) Inc. The bank complements HSBC's existing operations in the Philippines and focuses on providing financial services to personal and middle-market customers through its 16 branches in the metro Manila area.

In March 2001 HSBC, through CCF, completed the acquisition of 89.6 per cent of Banque Hervet from the French Finance Ministry. An additional 8.3 per cent was acquired in July 2001. Banque Hervet is a Paris-based specialist commercial and consumer bank with 87 branches and over 100,000 customers.

In May 2001, the Merrill Lynch HSBC joint venture opened its full broking business for individuals in the United Kingdom.

In May 2001, HSBC reached agreement to sell its 93.3 per cent stake in Crédit International d'Egypte ('CIE'), an Egyptian commercial bank primarily engaged in corporate banking acquired as part of the acquisition of CCF, to Crédit Agricole Indosuez and the El Mansour and El Maghraby groups.

In June 2001, Charterhouse Development Capital Holdings Limited ('CDC'), the management company for the Charterhouse venture capital funds, was sold to the existing CDC management team.

In August 2001, HSBC completed its acquisition of a 97 per cent interest in China Securities Investment Trust Corporation ('CSIT'). CSIT is Taiwan's leading asset management company with approximately US$2.6 billion of assets under management and about 88,000 high net-worth retail and institutional clients.

In October 2001, HSBC acquired Demirbank TAS ('Demirbank') from the Savings Deposit Insurance Fund in Turkey. The entity was merged with HSBC's existing Turkish operation, HSBC Bank AS, in December 2001 creating a combined entity with a balance sheet of US$2.35 billion and capital of US$250 million.

In November 2001, HSBC acquired the NRMA Building Society Limited from NRMA Insurance Group Limited. The acquisition included A$1.8 billion (US$923 million) of residential mortgages and approximately A$1 billion (US$531 million) in customer deposits. In addition, the business includes some 70,000 VISA credit card accounts as well as personal and car loan customers.

Also in November 2001, HSBC Holdings plc signed a three-year contract for American Express to supply travellers' cheques through HSBC branches, making this contract the largest global agreement of its type for the American Express Travellers Cheque Group. American Express will also be responsible for the delivery of foreign exchange currency to all HSBC branches in the UK and also to HSBC Bank plc's UK subsidiary, First Direct. Customers will be able to encash their American Express travellers' cheques, bought from HSBC, at all HSBC branches worldwide free of any commission charge.

In December 2001, HSBC agreed to acquire an eight per cent equity stake in the Bank of Shanghai for RMB518 million (approximately US$63 million) in cash. The Bank of Shanghai was established in mainland China in 1995. It had assets of RMB96,325 million (approximately US$11,639 million) as at 31 December 2000, 196 branches throughout Shanghai and 4,500 staff. The bank serves a broad range of customers and provides personal and corporate banking services as well as payment, trade finance and treasury services.

As each acquisition has been made, HSBC has focused on integrating its newly acquired operations with its existing business with a view to maximising the synergy between the various components. International Managers, a group of approximately 400 mobile executives with wide international experience and committed to long-term careers overseas within HSBC, are key to this integration process.

E-banking

In recent years, HSBC has been reconfiguring its operations for the internet and putting in place some major building blocks. In 2001, some US$2.5 billion was spent by HSBC on technology, including a significant proportion on dotcom initiatives. HSBC will be one of the first to provide customers with services via the internet on a multi-product, cross-border basis.

HSBC's overall electronic banking customer base now exceeds 3 million, representing growth of over 100 per cent in 2001, with services available through the internet, personal digital assistants ('PDAs'), mobile phones (short message service ('SMS') and wireless application protocol ('WAP') based services), television and private network connections. HSBC e-banking services are currently offered in 17 countries and 21 businesses across the world. Customers in over 150 countries and territories have accessed HSBC's sites in 2001 with an average daily number of customer visits at over 210,000, a running rate of 76,650,000 visits a year.

In 2001 HSBC launched a number of new major customer services in the e-channel. The investment in a new generation *hsbc.com* centre has seen HSBC launch its first dedicated business proposition aimed at the Small and Medium Enterprise ('SME') market place. The initial launch has been to the UK market with rollout to Hong Kong, USA and Canada in 2002.

Another major e-initiative in 2001 was the announcement of a strategic agreement between HSBC and Yahoo! Inc to deliver a co-branded person-to-person payments system called 'Yahoo! PayDirect from HSBC' to Yahoo! and HSBC customers around the world. The Yahoo! PayDirect from HSBC system allows anyone with an e-mail address and a bank account or credit card to securely send money to another party. The technology was pioneered in the US on-line auction markets and has a large loyal user base. An operations centre was established in Buffalo upstate New York and the system was successfully launched in the latter part of 2001. Rollout of the system to other countries during 2002 is in progress.

Further investment in Customer Relationship Management ('CRM') capability throughout 2001 has given HSBC the capability to provide additional intelligent services to customers. In HSBC Bank plc the 'Individual Solutions' capability allows tailored messaging to be delivered to customers via all channels.

Description of Business (continued)

Geographical regions

Profit before tax split by geographical region

Year ended 31 December 2001


4,000
3,000
2,000
1,000
0
-1,000
3,542
3,883
481
Europe
North America
Latin America
Hong Kong
Rest of Asia-Pacific

Total assets* split by geographical region

As at 31 December 2001

	%
Europe	43.3
Hong Kong	25.6
North America	19.9
Rest of Asia Pacific	9.0
Latin America	2.2



* *Excludes Hong Kong SAR Government certificates of indebtedness*

Europe

Europe contributed US$3,542 million, or 44 per cent, to HSBC's profit on ordinary activities before tax in 2001 compared with US$3,658 million in 2000. The United Kingdom contributed US$3,147 million in 2001 compared with US$3,127 million in 2000.

HSBC's main subsidiaries in Europe are HSBC Bank plc, Crédit Commercial de France and HSBC Private Banking Holdings (Suisse) S.A.

HSBC Bank plc

In the United Kingdom, HSBC Bank plc provides a comprehensive range of banking and related financial services to personal, commercial and corporate customers. Headquartered in London, HSBC Bank plc has over 6 million personal current accounts and a network of 1,666 branches in the United Kingdom, including 42 outlets in supermarkets. HSBC Bank plc has approximately 16 per cent of the personal current account market in England and Wales. At 31 December 2001, on a consolidated basis, HSBC Bank plc's total assets were US$293 billion, total customer accounts were US$172 billion and total net customer loans were US$129 billion.

HSBC Bank plc's strategy is to build long-term customer relationships by listening to customers, understanding their needs and delivering the most effective solutions. In following this strategy, the bank is investing in several ways: in improving customer relationship management systems, in telephone and internet services, in developing innovative and flexible products and in building a reputation for fair pricing. Customers can now choose to do their banking through branches, the telephone, the internet, mobile phones and ATMs. HSBC Bank plc aims to provide a consistently high standard of service across all these channels. Telephone services are increasingly popular with customers, with a 21 per cent increase in calls in 2001. Internet banking, launched in 2000, now has approximately 770,000 customers and 5 million transactions were undertaken in 2001. Customers also have access to approximately 3,000 HSBC Bank plc ATM machines, over 36,000 cash machines through the UK LINK network and over 600,000 ATM machines worldwide.

HSBC Bank plc's personal banking services include personal current and savings accounts, loans and mortgages, wealth management services including private clients, card services, and First Direct.

In 2001, HSBC Bank plc secured its highest share of net new mortgage business, 4.4 per cent compared with 3 per cent in 2000. Low interest rates are expected to keep the remortgage market busy, encouraging existing borrowers to seek the best rates from lenders. The bank should continue to be well placed to take advantage of these market opportunities.

In 2001, HSBC Bank plc further developed its product offerings to personal customers. These included 'HomeStart', an innovative mortgage appealing to first time buyers, allowing the customer to pay interest only for three years and the 'Performance Plus ISA' for customers looking to re-invest proceeds from the tax-exempt special savings accounts (Tessas). Annual fee charges on the bank's credit card and gold Visa credit card were removed in 2000 and charges to customers for cash machine withdrawals on debit cards from UK machines within the LINK network were removed on 1 January 2001.

In 1989, HSBC Bank plc launched First Direct, then the United Kingdom's first full banking service by telephone, 24 hours a day, 365 days a year. First Direct has continued to grow in 2001 attracting 75,000 new customers. Its e-channel services have attracted around 40 per cent of First Direct's customers online by end of 2001 and 125,000 new customers logged onto its internet banking service in 2001. It also introduced online share dealing and travel, motor and home insurance. In January 2001, the bank launched 'capital', which offers a telephone-based Independent Financial Advice service and online and telephone access to carefully selected investment and protection products. In July 2001, First Direct launched 'smartmortgage' which links customer savings, cheque and home loan accounts.

HSBC Bank plc's commercial banking operation offers an extensive range of services including current accounts, deposits, lending, asset finance and leasing, trade services, equity finance, cross-border payments and cash management. The bank remains committed to serving its commercial customers through the branch network, complemented by internet and telephone banking. Business telephone banking registrations increased by 45 per cent on 2000 and business internet banking was launched in January 2002, offering customers easier access to banking services and products. HSBC continues to experience strong demand for Hexagon, its world-leading electronic banking service for business customers, with over 56,000 users.

HSBC Bank plc has a traditional strength in providing trade and international banking services, including bespoke finance and technology-based solutions and has seen average balance growth of 13 per cent.

HSBC Bank plc's wide range of expertise helps business owners and directors manage their business and personal wealth efficiently through to retirement and HSBC Bank plc also offers business protection products such as key man insurance and partnership protection. In April 2001, HSBC Bank plc launched its stakeholder pension and is now one of the largest providers in the United Kingdom with a 6.5 per cent market share.

HSBC Bank plc manages corporate and institutional clients through a number of specialist industry groups. Its core banking services have been aligned with investment banking products and activities are co-ordinated across HSBC, making maximum use of its international network to win important cross-border business.

HSBC Bank plc's major dealing room in London serves as the hub for HSBC's European network of treasury and capital markets operations. It delivers a high quality tailored service to HSBC's corporate, commercial and institutional clients. The major product areas are money markets, foreign exchange and fixed income. These are complemented by activities in exchange traded futures and through HSBC Bank USA Inc. in precious metals and banknotes.

The promotion of the HSBC brand, investment in European infrastructure and acquisitions in Europe have opened new possibilities for core banking business and the provision of private banking and wealth management services to executives of institutional clients. New products and internet-based offerings are also being developed to enhance the bank's service to customers. This close working in support of the client has helped result in a steady flow of new business opportunities during a period when mergers and acquisition activity was much reduced. As an industry leader, HSBC Bank plc has been among the first banks to pilot Continuous Linked Settlement services in 2001, which when fully launched in 2002, will significantly reduce foreign exchange risk.

Within institutional banking, HSBC Bank plc's global custody division offers comprehensive global, regional European and UK sub-custodian services in 70 markets worldwide. Assets under custody were over US$1,000 billion at 31 December 2001.

HSBC is proposing to make a change in legal structure by transferring the investment banking business of HSBC Investment Bank plc to HSBC Bank plc. A private bill was submitted to Parliament in November 2001 to facilitate the required legal changes. The overall aim of the restructuring is to align investment banking activities with those of commercial and corporate banking, a key strategic aim for HSBC.

Description of Business (continued)

Crédit Commercial de France

Acquired in 2000, Crédit Commercial de France is the fourth-largest non-mutual bank in France and is HSBC's flagship in continental Europe, with businesses in personal, corporate and investment banking, asset management and private banking. Headquartered in Paris, CCF serves over one million personal customers and important corporate and institutional business clients and has a significant presence in other European markets. CCF has a network of 778 branches in France, 94 more than in 2000. At 31 December 2001, CCF's total assets were US$62 billion, total customer deposits were US$23 billion and total net customer loans were US$26 billion under UK GAAP.

CCF's strategy is to focus on the fastest growing and most profitable market segments. CCF is a leading bank in 'mass affluent' personal retail banking in France, with more than 80 per cent of its clients concentrated in middle and upper income brackets and 90 per cent of its branches in France concentrated in the four regions with the highest growth potential for banking activity: Paris, Rhône-Alpes, Provence-Alpes-Côte d'Azur and Languedoc Roussillon. In corporate banking, CCF concentrates on the most profitable high added-value segments of the market. In asset management and private banking, CCF has specific subsidiaries dedicated to serving the most profitable client categories in the highest added-value sectors.

CCF's retail and commercial banking operations comprise the parent company CCF, with 215 branches, and a network of ten regional banks, with a total of 563 branches. Each regional bank operates in a specific geographical area, under its own brand name, with very strong local positions. During 2001, CCF acquired 97.9 per cent of Banque Hervet from the French state, a retail bank with 87 branches, which enhances its position mainly in the Parisian region.

CCF offers products and services through a number of complementary distribution channels, including online, telephone and mobile phone banking. CCF's online brokerage service was launched in 1999, providing CCF customers and non-customers alike with trading opportunities on the Paris Bourse and financial information including stock quotes, French and international newswires and research. CCF's online credit company, Netvalor, offers credit for large household purchases directly to consumers through its dedicated consumer credit site, 123credit.com.

CCF networks also offer high quality products and services to medium-sized French corporates and, in the regional subsidiaries, to entrepreneurs. CCF offers its customers a number of online account management products and services, including trade account management, business intelligence, centralised corporate treasury management, electronic payments systems and the recovery of unpaid receivables, all branded under its 'Elys' product line. In addition, CCF provides secure payment facilities that permit merchants to manage order and inventory functions and conduct bank transactions simultaneously.

CCF provides equipment and finance leasing through Loxxia, a joint venture with Crédit Lyonnais, which has approximately 10 per cent of the French leasing market.

Through its Corporate Banking division, CCF offers account management, credit, cash management and stock custody services to the 50 largest French institutional and corporate groups and to international clients. The Corporate Banking division is very active in providing trade financing, export credit facilities and financing backed by public and private sector credit support.

CCF provides equity and corporate finance services, with teams integrated within HSBC. CCF advises on transactions involving notably French, British and international clients across a wide range of industries including retailing, chemicals, pharmaceuticals, utilities, steel, aerospace, automobiles, banking, finance and insurance, electronics and entertainment. CCF has been one of the most active French banks advising on privatisations in France and in emerging markets in Africa and Eastern Europe, where it has built a strong reputation. CCF is actively involved in significant debt and equity offerings, including initial public offerings on the Paris Bourse. CCF also actively provides asset financing as well as structured financing for well-known corporates. Through a specialised subsidiary, CCF provides investment advice and third-party fund management in connection with commercial and residential real estate investment. This subsidiary is involved in the UK Government's public-private partnership programme, with specific mandates ranging from hospital to communications services.

CCF provides asset management services primarily through four full-service fund management firms which serve institutional clients, as well as retail networks, with proprietary or non-proprietary products. CCF is particularly strong in providing equity and diversified products and in corporate savings plans.

CCF offers a wide range of insurance products, including comprehensive health insurance, personal property casualty insurance and, through Erisa, its partnership with Swiss Life, homeowners' insurance.

CCF has grown its private banking business both organically and through the selective acquisition of a number of specialist institutions, including Banque du Louvre and Banque Eurofin in Paris and Banque Dewaay in Brussels.

At the end of 2001, CCF's funds under management were US$52 billion.

HSBC Private Banking Holdings (Suisse) S.A.

In December 2000, as part of the strategic restructuring of HSBC's private banking operations, a new holding company, HSBC Private Banking Holdings (Suisse) S.A., was formed in Switzerland. The reorganisation of HSBC's existing international private banking operations continued to be a principal focus of activity during 2001 in order to provide a stable platform to market high quality services and products and to enable cost savings to be effected through a rationalisation of operations. The integration proceeded successfully without loss of clients, assets or personnel in the face of intense market competition for both clients and employees.

At 31 December 2001, subsidiary banks of HSBC Republic Suisse were located in Switzerland, Monaco, Guernsey, Hong Kong, Luxembourg and Nassau and, together with their respective branches in Hong Kong, Singapore and Nassau, represented some 73 per cent of the international HSBC Republic business. HSBC Republic is the principal international private banking division of HSBC, with operations in 50 locations in the Americas, Asia, Europe and the Middle East, and with funds under management exceeding US$150 billion at 31 December 2001.

Client services include deposits and funds transfer; tax and trustee structures; asset and trust management; mutual funds; currency and securities transactions; lending; letters of credit; guarantees and other extensions of credit on a collateralised basis.

HSBC Republic continued to build on its global strategy with strategic imperatives closely echoing HSBC's client-focused approach. HSBC Republic's client base requires a highly differentiated service, provided through a combination of geographical presence and specialised bankers. HSBC Republic, working in collaboration with other members of HSBC, is able to provide its clients with not only private banking, trust and wealth management services, but a comprehensive range of financial services, including corporate banking, investment banking and insurance. Global industry practices, such as diamonds and jewellery and sports and media, have been established to channel the delivery of services to these specialised private banking client sectors.

Key achievements in 2001 include the establishment of a global investment fund management process (advisory and discretionary), a private banking treasury in Asia and in Europe, distinctive alternative investment fund management capabilities (including the successful US$180 million launch of a listed fund of hedge funds HSBC Global Absolute Limited), and an international credit function to support lending for HSBC's distinctive clients. The international tax and trustee business has been strengthened. In parallel, key functional capabilities have been reinforced, particularly those of Operations, Human Resources and Information Technology.

Working with HSBC Asset Management, Treasury and Insurance, HSBC Republic has sought shared initiatives for the benefit of clients. Most importantly, these have included structured investment products and tax effective life insurance products with an international trust component.

Turkey

Demirbank TAS was acquired from the Turkish Banking Regulator in October 2001 and then merged with HSBC Bank A.S. The purchase included the acquisition of Demir Yatirim, Demirbank's fund management and stockbroking subsidiary. The combined business, operating under the HSBC name, has a network of 168 branches and offices in 38 cities providing personal, corporate, treasury, capital markets, stockbroking, fund management and investment banking services across the Turkish market, through a multi-channel delivery system including the internet, ATMs and call centres.

Description of Business (continued)

Hong Kong

Hong Kong contributed US$3,883 million, or 49 per cent, of HSBC's profit on ordinary activities before tax in 2001 compared with US$3,691 million in 2000.

HSBC's principal banking subsidiaries in the Hong Kong SAR are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank, in which HSBC has a 62.14 per cent stake. The Hongkong and Shanghai Banking Corporation is the largest bank incorporated in Hong Kong and HSBC's flagship bank in the Asia-Pacific region. It is also one of the Hong Kong SAR's three note-issuing banks, accounting for more than 64 per cent of the Hong Kong banknotes in circulation in 2001. The Hongkong and Shanghai Banking Corporation has a substantial market share in Hong Kong and operates through 212 outlets in 177 locations. Hang Seng Bank has more than 150 branches and automated banking centres in the Hong Kong SAR.

Both banks offer their personal customers an extensive range of financial services with the aim of satisfying customers' needs to grow, manage and protect their wealth. Following the successful launch of the HSBC *Premier* service in 2000, HSBC added seven HSBC *Premier* Centres and 200 personal bankers during 2001 to meet the demands of a growing client base and to offer tailored wealth management solutions to HSBC *Premier* customers. Hang Seng Bank's Prestige Banking and the Bank-In-One Account provide a combination of banking, investment and financial services in one package. To reach out to different customer segments, the M.I.Kid Account, targeting parents with young children, and Femina Banking, an integrated account targeting women, were launched in 2001.

The final phase of interest rate deregulation in Hong Kong, relating to interest on demand deposits, came into effect on 3 July 2001. HSBC introduced revised account services and pricing structures to encourage customers to consolidate their account relationships with HSBC and free banking options for customers who choose to use lower costing electronic and internet banking channels. In 2001's uncertain investment market, HSBC achieved strong sales of unit trusts with the promotion of 13 guaranteed/capital-secured funds designed to meet customers' demands to protect their investment capital but maximise their potential return in the low interest rate environment. Insurance business is a key focus in HSBC's wealth management strategy. Significant growth in insurance premiums was achieved following the expansion of the dedicated sales force and the use of telephone sales. Hang Seng Bank also continued to widen its investment and insurance product range to enhance its wealth management services. The launch in 2001 of 14 investment funds, which included 12 capital-guaranteed funds, was well received and increased the total number of sub-funds in the Hang Seng Investment Series to 31.

In a year of intense competition for quality assets, HSBC succeeded in acquiring a leading market share in credit card issuing. Including credit cards issued by Hang Seng Bank, HSBC remained the largest card issuer in Hong Kong with 2.7 million cards in circulation, and led the market in cardholder sales and outstandings. To improve operational and cost efficiency, a new and enhanced card processing system was developed and implemented, and application processing was migrated to HSBC's processing centre in Guangzhou.

HSBC provides a comprehensive range of banking products and services to meet the needs of large and small businesses in Hong Kong, including trade services, payments and cash management services, investments, insurance, electronic banking, leasing and factoring, and custody business. For companies with more sophisticated finance needs, investment banking and capital market services are available. In 2001 there were significant investments in special products and servicing channels tailored for business customers. These investments included physical and electronic service outlets, as well as additional staff resources, and will continue in 2002 with particular emphasis on delivering bespoke internet banking for small and medium-sized businesses. Such developments demonstrate HSBC's commitment to business customers regardless of size.

Following the introduction of the Mandatory Provident Fund (MPF) scheme in December 2000, HSBC has used its banking infrastructure as a competitive advantage to good effect and its extensive distribution network has been complemented by an award-winning MPF internet site. As a result, HSBC has acquired the largest market share of MPF business in Hong Kong.

Since the inception of online@hsbc in August 2000, HSBC has acquired the largest online banking market share in Hong Kong with nearly 300,000 registered users at the end of December 2001. Online@hsbc achieved differentiation in the market through its wide range of services, including online share trading, IPO registration and primary bonds subscription services, insurance product applications, instant approval of personal loans, and electronic bill presentation and payment services, and has won many awards.

Hang Seng Bank's comprehensive range of internet banking services has become an important part of Hang Seng's multi-channel delivery network. At the end of 2001, more than 173,000 customers were registered for its e-Banking Services, internet transactions had grown to about 9 per cent of total transactions, and online share trading accounted for 51 per cent of total securities transactions. Hang Seng Bank continues to enhance its e-Banking Services to meet customer expectations.

Rest of Asia-Pacific (including the Middle East)

The rest of Asia-Pacific region contributed US$1,088 million, or 14 per cent, to HSBC's profit on ordinary activities before tax in 2001 compared with US$1,265 million in 2000.

Asia-Pacific

HSBC conducts business elsewhere in the Asia-Pacific region primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation Limited, with particularly strong coverage in mainland China, India, Indonesia, Korea, Singapore, Taiwan and Thailand; through HSBC Bank Australia Limited in Australia; and HSBC Bank Malaysia Berhad, which has the largest presence of any foreign-owned bank in Malaysia.

Both The Hongkong and Shanghai Banking Corporation and Hang Seng Bank operate in mainland China, offering personal banking services and numerous commercial services. HSBC was one of the first foreign banks permitted to conduct business in renminbi. Following China's entry to the World Trade Organisation, banking regulations will be relaxed to allow foreign banks also to provide foreign currency services to mainland Chinese companies and individual Chinese citizens. Both HSBC and Hang Seng Bank are well prepared and positioned to take advantage of any such relaxation.

The Hongkong and Shanghai Banking Corporation's network in mainland China spans 11 major cities, comprising nine branches, in Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen, a sub-branch in Puxi, Shanghai, and representative offices in Chengdu and Chongqing. In addition, during the year, HSBC became a member of the Shanghai ATM network, comprising 17 domestic and foreign banks, which offers services through more than 2,000 ATMs throughout the city. HSBC proposes to launch internet banking in mainland China in 2002. To help alleviate the pressure in processing capacity faced by HSBC's Guangzhou Service Centre, a second centre will begin operations in the first quarter of 2002 in Shanghai. An agreement to acquire an 8 per cent equity stake in the Bank of Shanghai, which has 196 branches across Shanghai and 4,500 staff, was signed in December.

Hang Seng Bank operates branches in Guangzhou, Shanghai, Shenzhen and Fuzhou, and representative offices in Beijing and Xiamen in mainland China. Hang Seng Insurance Company Limited opened a representative office in Shenzhen in April 2001. Upon the granting of its application to engage in renminbi business, Hang Seng Bank's branch in Shanghai will offer renminbi banking services. Applications to open a branch in Nanjing and to upgrade the Beijing representative office to a branch have been submitted. An application to operate internet banking services in mainland China is planned. Hang Seng Securities Limited has submitted applications for the purpose of obtaining B share-trading seats on the Shanghai and Shenzhen stock exchanges and setting up a representative office in Shanghai.

HSBC's strategy elsewhere in Asia-Pacific is focused on providing products and services that meet the wealth management requirements of the mid and upper customer segments. The Hongkong and Shanghai Banking Corporation's approach is to differentiate its products from those offered by the local competition by leveraging HSBC's worldwide experience and expertise. Across the region, this strategy continues to be pursued aggressively, with ongoing investment in upgrading and expanding HSBC's personal banking and cards operations.

Internet banking services were successfully launched in 10 countries during 2001 and these will be enhanced significantly through a planned series of online product and service implementations throughout 2002. During 2001, new branches were

Description of Business (continued)

opened in Australia, India, Indonesia, Korea, New Zealand, Sri Lanka and Taiwan. The branch network is supplemented by an extensive ATM network, and telephone and internet banking services, giving customers a comprehensive range of channels through which to deal with HSBC. The number of personal banking customers grew during 2001 from 1.5 million to 1.7 million. Continued rapid expansion is also anticipated in credit card issuing in 2002 following the success in 2001 in increasing cards in issue from 2 million to 2.7 million, and there will be significant investment in staff numbers, training and systems to support this growth over the course of 2002. Very good progress was made during 2001 in providing insurance and investment products to customers and a strong foundation has been laid on which to build accelerated growth in these products in 2002.

Organic growth is supplemented by acquisition where a suitable opportunity exists to purchase an operation that will further enhance the products and services available to customers. During 2001, HSBC acquired a finance company in Brunei, an asset management company in Taiwan, and a building society in Australia, all of which have now been successfully integrated with HSBC's existing operations. HSBC operations in Brunei have been further enhanced with the establishment of an offshore banking unit and an Islamic finance centre. In Singapore, the qualifying full bank licence awarded by the Monetary Authority of Singapore, which will enable HSBC to expand the retail banking services it can offer to customers in this location, came into effect on 1 January 2002.

HSBC will continue to expand its regional processing capabilities, building on the existing sites in India and China. A programme has been established to migrate high cost processing to these lower cost sites progressively which will produce not only cost benefits but will enhance processing effectiveness with the centralisation of expertise.

Middle East

HSBC's operations in the region are conducted primarily through HSBC Bank Middle East, HSBC Bank Egypt S.A.E. (94.5 per cent owned), British Arab Commercial Bank Limited (46.5 per cent owned) and The Saudi British Bank (40 per cent owned). HSBC's branch network in the region consists of 134 branches and offices primarily in the United Arab Emirates and Saudi Arabia and also in Egypt, Bahrain, Jordan, Lebanon, Morocco, Oman, Qatar, Iran and the Palestinian Autonomous Area. In addition to their core corporate banking services, HSBC's Middle East operations focus on personal banking, private banking for high net-worth individuals and the rapidly developing field of Islamic finance.

North America

North America contributed US$481 million, or 6 per cent, of HSBC's profit on ordinary activities before tax in 2001 compared with US$850 million in 2000. HSBC's principal banking subsidiaries in North America are HSBC Bank USA and HSBC Bank Canada.

United States

At 31 December 2001, HSBC Bank USA had assets of US$87 billion and deposits of US$57 billion and was the twelfth-largest bank holding company in the United States, ranked by total assets, and the third-largest depositary institution in New York State, serving over two million customers.

HSBC Bank USA is engaged in general commercial banking business, offering a full range of banking products and services to individuals, including high-net-worth individuals, corporations, institutions and governments. Through HSBC Bank USA, HSBC has the largest branch network in New York State, where it has over 415 branches, as well as two branches in Pennsylvania, eight branches in Florida and three branches in California. Selected commercial and consumer banking products are offered on a national basis, including mortgage servicing to over 3,000 brokers and 48 states.

As a result of the acquisition of RNYC in December 1999, HSBC provides the fifth-largest factoring service in the United States, has doubled assets under administration and greatly enhanced HSBC's global treasury and foreign exchange businesses. It is now also a world leader in banknotes and precious metals trading. At 31 December 2001, HSBC Bank USA's customer base included more than 2 million personal and 180,000 commercial and institutional customers.

Through its participation in the joint venture Wells Fargo HSBC Trade Bank with Wells Fargo Bank, HSBC offers trade-related financing throughout the western United States. Through HSBC's international network, HSBC Bank USA offers its customers access to the global markets and services of HSBC.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 31 December 2001, more than 275,000 customers had registered for the service, up from approximately 80,000 at year-end 2000. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives over 30,000 visits daily.

During 2001, *hsbc.com* launched its first business applications. The *hsbc.com* program has been designed to maximise the ability to offer any or all services to any or all customers. *hsbc.com* provides a common presentation and browser capability. By adopting this approach, it enhances the choices our customers have in selecting how they want to do business, while reducing our cost of providing the services. All the key systems, which provide core services, are planning on integrating with *hsbc.com* over the next five years.

HSBC Bank USA has a considerable presence and is the largest lender to corporations in Panama, with 17 branches. In August 2000 HSBC acquired the 11 branches and US$747 million of assets of Chase Manhattan Bank's branch operations in Panama, which was followed by the transfer on 1 January 2001 of HSBC Bank plc's existing Panama business to HSBC Bank USA.

Canada

HSBC Bank Canada had over 160 branches and subsidiary offices in Canada and two in the United States as at 31 December 2001 and offers a wide range of products and services to targeted segments in the financial services market. The organisation and structure of HSBC Bank Canada's operations are customer-driven and integrated both across service and product lines and internationally through HSBC's international network. HSBC Bank Canada operates through three major business segments: personal financial services and wealth management; commercial financial services; and wholesale banking (Corporate and Institutional Banking services for the domestic and cross-border financial requirements of HSBC's large domestic and cross-border clients, and Treasury and Markets which encompasses the Canadian operations of HSBC's treasury and capital markets business, servicing the needs of domestic and international clients).

During 2001, HSBC Bank Canada opened Service*Plus* East, a regional call centre located in Ontario, to provide a better service to customers in central and eastern Canada. In addition, HSBC Bank Canada acquired Crédit Lyonnais Canada and CCF Canada which enhanced HSBC's position in the Canadian financial services marketplace.

Customers have access through various networks to over 35,000 ATMs in Canada.

HSBC Bank USA and HSBC Bank Canada collaborate in joint marketing initiatives targeted at clients who conduct cross-border trade.

Latin America

Latin America contributed a loss of US$994 million to HSBC's profit on ordinary activities before tax in 2001 compared with a profit of US$311 million in 2000. Despite economic volatility in the region with consequential high interest rates, HSBC views Latin America as a banking and insurance market that is still developing and, as such, offers a growth opportunity to an international financial services institution with extensive resources, such as HSBC.

Brazil

HSBC Bank Brasil, which is headquartered in Curitiba, has an extensive domestic network, with over 1,600 branches and offices, 3.3 million personal customers and over 230,000 business and institutional customers. HSBC's goal is to use this network, the third-largest of the private banks in Brazil, as a platform to expand personal banking services and cross-sell other products and services, particularly insurance, funds management and leasing services.

HSBC operates the eighth-largest insurance business in Brazil, offering life, auto, property, casualty and health insurance. As part of HSBC's overall cross-selling strategy, the staff of HSBC Bank Brasil's insurance and banking offices are being located together and trained to sell each other's products.

Following the acquisition of CCF, HSBC Bank Brasil assumed management control of Banco CCF Brasil S.A. in October 2000 (now known as HSBC Investment Bank Brasil S.A.-Banco Múltiplo). The business complements HSBC's existing capital

Description of Business (continued)

market and insurance operations and brings significant additions to HSBC's private banking and asset management operations in Brazil. Total assets under management were US$9 billion at 31 December 2001, making HSBC the fifth-largest fund manager in Brazil.

Argentina

HSBC Bank Argentina S.A. (formerly HSBC Banco Roberts S.A.) is the sixth-largest private bank in Argentina in terms of deposits and assets and the eighth largest in terms of loans. HSBC has a network of more than 160 offices in Argentina and a total staff of over 5,000 employees. HSBC also owns one of the largest insurance businesses in Argentina, HSBC La Buenos Aires, and through its subsidiaries HSBC Máxima and HSBC New York Life offers pensions and life assurance. HSBC's Argentinian health care subsidiary, HSBC Salud, provides pre-paid medical services and is the fourth-largest pre-paid health care company in Argentina (in terms of membership) and the leading one in the corporate market.

Since its founding in 1960, HSBC Bank Argentina S.A. has maintained its commercial focus on the upper and middle corporate market and has developed its retail base in an ever-increasing market, initially by targeting the management and employees of its corporate customers. HSBC has developed a high standard of service for its personal banking business through the introduction of automated telephone banking and PC banking, the expansion of its ATM network and a new home page (www.hsbc.com.ar).

HSBC Bank Argentina has a network of 67 branches throughout the country and offers a wide range of financial products and services, specifically corporate banking, middle market banking, trade financing, leasing, custody services, treasury and investment banking and personal banking.

Lines of business

In accordance with its strategy of 'Managing for Value', HSBC has started to analyse the results of its businesses by customer segments, products or management responsibility. This line of business reporting provides additional and complementary data to HSBC's segmental reporting, which is by geographical region.

Personal Financial Services

The Personal Financial Services segment covers individual customers, including those who are self-employed. Internationally oriented high net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this segment. The personal customer segment comprises some 29 million customers world-wide. Within this figure, more than 460,000 are classified as HSBC *Premier* customers who represent the most valuable personal customer segment.

Through its extensive branch network, HSBC provides a wide range of banking and related financial services to its personal customers.

Principal products and services for personal customers include current chequing and savings accounts, loans and home finance, cards, insurance and investment services, including securities trading. Services are increasingly delivered via the telephone and internet. A comprehensive financial planning service, covering customers' investment, retirement and personal and asset protection needs is offered through specialist financial planning managers.

HSBC services its most valuable personal customers through its HSBC *Premier* service, now available in 23 countries and territories. The key components of the HSBC *Premier* service, in addition to the standard range of personal banking products and services, are:

- Dedicated relationship management
- Over 140 HSBC *Premier* centres world-wide
- 24-hour priority telephone access
- 24-hour global travel assistance

As at 31 December 2001, HSBC had total personal customer deposits of US$230 billion and total personal customer loans and advances, net of suspended interest and provisions for bad and doubtful debts, of US$115 billion.

HSBC sells and distributes a range of insurance products, including life, loan protection and ill-health protection insurance, as well as pensions, investments and savings, principally through its locally based banking subsidiaries. HSBC is a broker for life and pensions insurance, general insurance and reinsurance and an underwriter for property, casualty, life, pensions and health insurance. HSBC is currently focused on increasing its personal insurance products, and cross-selling these to its personal customer base utilising its branch network, local sales forces, direct telephone capabilities and internet delivery channels.

Commercial Banking

The Commercial Banking segment covers middle market and smaller commercial relationships which fall between the Personal Financial Services and Corporate and Institutional Banking segments. Commercial Banking comprises some 1.8 million customers world-wide and includes incorporated businesses, trading entities, partnerships, sole traders, clubs and associations.

Similar to the Personal Financial Services segment, HSBC provides a wide range of banking and related financial services to its commercial customers through its extensive branch network.

Principal products and services for commercial customers include current and savings accounts, corporate and purchasing cards and loans. Treasury services are also available to commercial customers. Relationship managers maintain prime contact with customers and direct and co-ordinate access to HSBC's comprehensive range of services. Relationships are managed either at local branch level or through a network of commercial banking centres.

As at 31 December 2001, HSBC had total commercial customer deposits of US$81 billion and total commercial customer loans and advances, net of suspended interest and provisions for bad and doubtful debts, of US$82 billion.

Trade services. HSBC has more than 130 years of trade services experience and expertise. This core business is supported by HSBC's branch network throughout the Asia-Pacific region, Europe, the Americas and the Middle East, making HSBC one of the world's largest trade finance and services organisations.

Offering a complete range of traditional documentary credit, collections and financing products, as well as specialised services such as insured export finance, factoring and forfaiting, HSBC seeks to bring value to its customer partnerships – with solutions that are tailored to meet their requirements, supported by HSBC's highly automated systems.

Leasing, finance and factoring. HSBC provides leasing, finance (including instalment and invoice finance) and factoring services, primarily to commercial customers in the United Kingdom, Hong Kong, the United States and France. HSBC has established special divisions to finance commercial vehicles, plant and equipment, materials handling, machinery and large, complex leases. It also provides services for consumer finance and small businesses.

Payments and cash management. HSBC is a leading provider of payments, collections, liquidity management and account services world-wide, enabling financial institutions and corporate customers to manage their cash efficiently on a global basis. HSBC's ability to provide high-quality cash management services is enhanced by its extensive network of offices and strong domestic capabilities in many countries, including direct access to local clearing systems. A key component of HSBC's market leadership in cash management is the continuing innovation and flexibility in electronic delivery using internet-enabled, file transfer or PC-based technology, to best suit the client's needs.

Insurance. HSBC is able to offer business customers a range of insurance protection, employee benefits and pension schemes to meet the needs of the business itself, of its employees and also to fulfil the statutory obligations of the company. HSBC provides these products either as manufacturer or as supplier of third party products and acts either as intermediary (broker, agent or consultant) or direct supplier.

The range of products and services includes: property damage; business interruption/loss of profits; public and products liability; employers liability; professional liability/directors and officers liability; group life, pension schemes, healthcare schemes; key man life insurance; car fleet; goods in transit; trade credit protection; risk management and insurance due diligence reviews; and actuarial/employee benefit consultancy.

Corporate, Investment Banking and Markets

This segment covers HSBC's Corporate and Institutional Banking and Investment Banking and Markets businesses. The results of these businesses are shown together to reflect the role of HSBC's Investment Banking and Markets operation in providing integrated solutions to the major international clients of the Corporate and

Description of Business (continued)

Institutional Banking business.

Corporate and Institutional Banking

HSBC's Corporate and Institutional Banking (CIB) business is responsible for the delivery of products and services to 1,200 of HSBC's major international corporate and bank and non-bank institutional clients. With dedicated offices in over 40 countries and access to HSBC's presence and capabilities, it serves over 25,000 subsidiaries and offices of these major clients in more than 80 countries and territories. Directed and co-ordinated as a global business, a dedicated group of 900 relationship managers and analysts together with product executives from around the world form individual Client Service Teams, focused on understanding and supporting the client's business and financial needs.

Corporate and Institutional Banking offers the full range of HSBC's wholesale banking products and services many of which are described more fully under the Commercial Banking and Investment Banking and Markets sections.

Banking products. General banking products and services includes lending and deposit taking and related services. Leasing, with an emphasis on 'big ticket' transactions, finance and factoring are also provided by specialist units. A key component of HSBC's leasing activities involves the provision of passenger rolling stock under operating leases to privatised train operators in the United Kingdom.

Transaction banking products. These include trade services with an emphasis on our specialised Trade Solutions product and payments and cash management with an emphasis on international and regional as well as in-country services. Also included is securities services, where HSBC is one of the world's leading custodians providing custodian and clearing services to domestic and cross-border investors. In addition, our securities services also provide debt and equity issuer services, trustee and stock lending facilities.

Insurance Services. Through HSBC Insurance, clients have access to the largest independent brokerage alliance in the world.

A similar range of services as that provided to Commercial Banking is provided to corporate and institutional clients. However, risks at this level are often more complex and insurance needs more diverse. HSBC is, therefore, able to provide a range of insurance solutions through designing comprehensive programmes tailored to meet the requirements of most large insured. These might include:

- All types of property, liability and accident
- Aviation risks
- Marine risks (hull and transit)
- Crime exposures (fraud, etc)
- Political risks
- Oil and gas (specialised exposures)
- Contingency
- Captive management
- Multinational programmes
- Product contamination and recall
- Executive security.

The majority of these risks would be insured with suitable security external to HSBC's own underwriters but in certain locations, including Hong Kong, Singapore, Brazil and Argentina, may be insured by HSBC's own insurance companies. Principally these services are provided through HSBC's insurance broking subsidiaries.

Investment Banking and Markets

Investment Banking and Markets comprises HSBC's treasury and capital markets businesses, investment banking, merchant banking, private banking, asset management and private equity operations. The business employs more than 17,000 staff and has offices in 55 countries with principal dealing rooms located in London, New York, the Hong Kong SAR and Paris, supported by key operations in Tokyo, Singapore, São Paulo and Düsseldorf and a number of smaller operations across the globe.

Treasury and Capital Markets. HSBC's treasury and capital markets business provides treasury and debt capital markets products and services to supranationals, central banks, corporations, institutional and private investors, financial institutions and other market participants. The products and services available to these clients include foreign exchange, currency, interest rate, bond and other specialised derivatives, government and non-government fixed income and money-market instruments, primary debt issuance to corporate and government bodies, precious metals, exchange-traded futures and options broking and bank notes.

Global Investment Banking Division. This business provides advisory services in connection with mergers and acquisitions, asset disposal, equity capital, stock exchange listings, privatisation and capital restructuring. In addition to a wide variety of equity research, sales and trading services available to institutional, corporate and retail clients, HSBC's investment banking business offers an integrated service in equity derivative, convertible and portfolio trading.

Merchant Banking. HSBC's Merchant Banking business encompasses project and export finance, aviation and structured finance, syndicated finance, Amanah Finance and HSBC Equator. Project and Export Finance offers non-recourse financing to exporters, importers, and financial institutions, working closely with all major export credit agencies. Aviation and structured finance provides advice and financing for complex and tax efficient investment facilities, utilising our global operations to facilitate cross-border transactions. Syndicated Finance has been integrated into HSBC's debt financing and advisory platform, which draws together structured finance, syndicated finance, debt capital and advisory services while building up on existing links with other areas of investment banking and markets including equity securities, fixed income and project and export finance. Amanah Finance develops and structures products that are consistent with Islamic laws for its private client, institutional and corporate customers. HSBC Equator provides merchant, investment banking, and commercial trading services throughout sub-Saharan Africa.

Private Equity. HSBC offers institutional investors in Europe, Asia and the Americas the opportunity to invest in unquoted equities. The opportunity to invest in unlisted companies arises in situations such as management buy-outs, management buy-ins, acquisitions as principal, corporate restructurings, acquisition finance and development capital.

Asset Management. HSBC provides global investment advisory and fund management services through its principal fund management operations in Europe, North America, Latin America, Australia and Asia. HSBC provides large institutional clients with a tailored approach to managing their assets, with active segregated and pooled portfolio management on a global, regional, asset class or country-specific basis. HSBC also structures retail products to match customer investment preferences at terms and pricing which are transparent and competitive. HSBC offers smaller institutions and private investors a wide range of mutual funds and other pooled investment vehicles, including unit trusts, mutual funds, offshore umbrella funds and Individual Savings Accounts ('ISAs').

Insurance Services. A relatively narrow range of specialist insurance services is provided to clients of the Investment Bank, particularly to Private Equity clients and purchasers, acquiring businesses through mergers and acquisitions.

These services are generally limited to those provided by HSBC Insurance Brokers Limited mostly in the United Kingdom and might include warranty insurance, prospectus liability and property programmes.

Private Banking

With 4,900 employees working in 50 locations.

Private Banking provides world class financial services to high net worth individuals and their families, through four distinct businesses:

- HSBC Republic, HSBC's principal international private banking division;
- HSBC Guyerzeller, a traditional Swiss private bank focusing on discretionary management and trustee services;
- CCF Private Banking, with its strong presence in the euro zone; and
- HSBC Trinkaus & Burkhardt, providing banking and fund services in Germany, Luxembourg and Hong Kong.

Client services include deposits and funds transfer; tax and trustee structures; asset and trust management; mutual funds; currency and securities transactions; lending; letters of credit; guarantees and other extensions of credit on a collateralised basis.

The high net worth client requires a highly differentiated service, provided through a combination of geographical presence and specialised bankers. Working in collaboration with other members of HSBC, the private bank is able to provide its clients with not just private banking, trust, and wealth management services, but a

Description of Business (continued)

comprehensive range of financial services, including corporate banking, investment banking and insurance.

Working with HSBC Asset Management, Group Treasury and Group Insurance, Private Banking has sought shared initiatives for the benefit of clients. Most importantly these have included structured investment products and tax-effective life insurance products with an international trust component.

Other

The other business line includes:

- income and expenses of wholesale insurance operations;
- the results of head office operations, including income earned on the deployment of centrally held capital resources and stewardship costs of HSBC's head office operations. This also includes certain regulatory and operational liquidity costs incurred for the benefit of operational entities as a whole and not directly attributable to individual business lines;
- the results of centrally held investment companies and portfolios; and
- a number of individually significant unusual items, including the impact of the Princeton Note provision and the exceptional bad debt provisions and currency redenomination losses in Argentina.

Competitive environment

HSBC Holdings and its subsidiaries face intense competition in all the markets they serve. HSBC competes with other major financial institutions, including commercial banks, savings and loan associations, credit unions, consumer finance companies, major retailers, brokerage firms and investment companies providing commercial banking products and services, and with investment banks and the investment banking operations of commercial banks providing investment banking products and services.

Global factors

Consolidation in the banking industry

The trend towards bank consolidations, at both the national and international levels, is creating a broader range of banks capable of competing directly with HSBC in an increasing number of markets worldwide in which previously only HSBC and a few other global banks offered the full range of banking services.

Limited market growth

In HSBC's key markets, the United Kingdom, France, the United States and Hong Kong, there is limited market growth in the provision of basic financial and banking services. There is, however, growth potential in the provision of a full range of financial services.

Advances in technology

Technological innovations, including new and expanding information and communication technologies, are altering radically HSBC's range of competitors, as specialist providers and non financial organisations begin to offer financial services without the need of a traditional physical branch network. Such innovations increase the pressure on traditional banks to maintain and enhance service quality and also to make the investments required to offer similar services. HSBC is actively adapting its business to allow customers to access its full range of services in the manner they wish: through the internet, interactive TV, mobile phones, WAP, telephone banking or the branch system.

Regional factors

Europe

Despite limited market growth, an increasing number of new entrants continue to enter the market in the United Kingdom, including a number of telephone banking and internet banking service providers. Life assurers and de-mutualised building societies that have become banks are now direct competitors of HSBC Bank plc. Several established UK banks have also decided to launch separately branded internet banks in addition to their existing services.

An investigation into the supply of banking services to small and medium-sized businesses was referred to the UK Competition Commission in April 2000. The 19 month-long investigation concluded on 19 October 2001 when the full report was presented to the Secretary of State for Trade and Industry. We still await publication of this report.

In September 2001, the Office of Fair Trading ('OFT') announced that it proposes to make a decision that the level of interchange fees among MasterCard/Europay members (which includes HSBC Bank plc) infringes UK competition law. Both MasterCard/Europay and HSBC have made written representations to the OFT and a final decision is awaited.

France

After a good year in 2000, retail and commercial banking showed a considerable resilience to the more difficult conditions in 2001. Moreover, the lending market remains highly competitive and margins continue to be squeezed although there are signs that the market is stabilising.

Hong Kong

Competition from locally incorporated and foreign banks remains fierce, particularly for quality customers and quality assets. Competition for credit cards and consumer assets has remained strong as banks have looked to consumer lending to replace mortgage loan growth and to achieve a higher return on assets. This trend is likely to continue through 2002. Pressure for consolidation of banks is likely to continue into the year and may result in fewer, but larger, competitors vying for market share. Deregulation of brokerage commissions will increase pressure on securities trading revenues. As market leaders, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank are well placed to meet these challenges.

Rest of Asia-Pacific (including Middle East)

The competitive environment varies greatly across the region, depending on the level of regulation, number of entrants and the maturity of the markets. Competition remains intense throughout the Middle East with a large number of banks serving relatively small populations in each country. The global economic slowdown, together with the events of 11 September 2001 have affected many economies around the region as oil income and tourist revenues have declined. Against this background financial markets in many countries are undergoing rapid change and management believes HSBC is well placed to benefit from the diverse opportunities that these changes will bring.

In most markets in the region, local banks dominate while foreign-owned banks have a relatively small market share typically focused on trade finance and servicing branches of multinational companies. Nevertheless, foreign banks can attract a disproportionate share of high net-worth and professional customers due to their extensive range of services, international connections, advanced technology and financial strength. In most countries in the region, the relatively young population and maturing sophistication in financial services are expected to provide growth opportunities for HSBC.

While several foreign competitors have reduced their involvement in the region due to the economic slowdown, HSBC continues to command respect by maintaining its commitment to the region and supporting its long-term relationships.

North America

In the United States, mergers and acquisitions in the banking, insurance and securities industries have brought consolidation, conglomeration and a blending of services. HSBC Bank USA also faces vigorous competition from a large number of non-bank suppliers of financial services that have found new and effective ways to meet the financial demands of customers. Many of these institutions are not subject to the same laws and regulations imposed on HSBC Bank USA.

The Gramm-Leach-Bliley Act of 1999 ('GLBA') took effect on 11 March 2000. GLBA enables banks, securities firms and insurance companies to enter into combinations that permit a single financial services organisation to offer a more complete line of financial products and services.

GLBA established functional regulation which could impact the way certain securities and securities-related activities of banks are conducted. Under the so-called 'push-out' provisions of GLBA, securities brokerage and certain investment advisory activities have to be conducted through SEC-registered affiliates of banks, unless the activities come within certain exceptions to such provisions. The SEC has deferred the effective date of an interim final rule providing guidance on 'push out' until 12 May 2002.

On 26 October 2001 President Bush signed into law a new statute, the USA Patriot Act, that imposes substantial new money-laundering detection and monitoring requirements on US banks and US broker dealers. Certain of the requirements became effective on 25 December 2001; other requirements

Description of Business (continued)

become effective on various dates in 2002. Substantial new regulations will be issued to implement the USA Patriot Act. Significant new requirements for information gathering, record keeping and ongoing monitoring are likely to be imposed by the regulations.

Latin America

There are over 180 banks in Brazil operating through a network of over 24,000 branches and offices. Consolidation in the local banking industry is under way, increasingly involving foreign banks (at the end of 2001 there were 56 banks in Brazil with foreign ownership interests). With a population of 169 million and an estimated 67 per cent of the active population 'unbanked', growth opportunities in the retail sector, in particular, appear favourable in the medium/long term. In comparison with more developed markets, insurance penetration in Brazil is fairly low and is heavily concentrated in the non-life sector. HSBC's ability to cross-sell both life assurance and general insurance products through its extensive branch network means that it is well-placed to take advantage of this economic and competitive environment.

In Argentina, international competitors are providing the greatest competition in core banking services and insurance with most of the major banks having substantial foreign ownership interests. The recently announced changes in the Argentine financial markets will have a profound impact on commercial and personal financial needs. HSBC, with its broad national network and sales force, is one of only two or three groups in Argentina still capable of providing a full financial service to its clients and is well-placed both as a provider of personal financial services and in capital markets.

In view of the current economic crisis in Argentina HSBC continues to monitor closely developments impacting the financial system. At present, HSBC expects to continue to operate in Argentina although political events may cause it to reassess its present policy and may require it to take additional actions including significant restructuring of its Argentine operations.

Employees

As at 31 December 2001, HSBC had approximately 180,000 employees (including part-time employees) worldwide (of whom approximately 59,000 work in the United Kingdom, 14,000 in France, 25,000 in Hong Kong, 14,000 in the United States and 21,000 in Brazil), compared with approximately 172,000 at 31 December 2000 and 154,000 at 31 December 1999. HSBC estimates that approximately one-half of its labour force worldwide is unionised. Most significant concentrations of union membership occur in the United Kingdom, Brazil (where union membership is a requirement under national employment legislation) and France. Management believes that the current relationship between HSBC and its employees is harmonious, as it has been in the past. HSBC has not experienced any material strikes or work stoppages within the past five years.

Regulation and supervision

HSBC's operations throughout the world are regulated and supervised by the relevant central banks and regulatory authorities in each of the jurisdictions in which HSBC has offices, branches or subsidiaries. These authorities impose certain reserve and reporting requirements and controls (for example, capital adequacy, depositor protection, and prudential supervision) on banks. In addition, a number of countries in which HSBC operates impose additional limitations on (or that affect) foreign or foreign-owned or controlled banks and financial institutions, including: restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries; restrictions on the acquisition of local banks or requiring a specified percentage of local ownership; and restrictions on investment and other financial flows entering or leaving the country. Changes in the supervisory and regulatory regimes of the countries where HSBC operates, particularly in Asia, will determine to some degree HSBC's ability to expand into new markets, the services and products that HSBC will be able to offer in those markets and how HSBC structures specific operations.

The most important jurisdictions that regulate and supervise HSBC's activities are the United Kingdom, Hong Kong, the United States and France.

The UK Financial Services Authority ('FSA') supervises HSBC on a consolidated basis. Additionally, each operating bank within HSBC is regulated by local supervisors. Thus, The Hongkong and Shanghai Banking Corporation Limited and

Hang Seng Bank Limited are supervised by the Hong Kong Monetary Authority (the 'Monetary Authority'), HSBC Bank plc and HSBC Investment Bank plc by the FSA, Crédit Commercial de France S.A. by the French Banking Commission and HSBC Bank USA by the Board of Governors of the Federal Reserve Board (the 'Federal Reserve Board'), the Federal Deposit Insurance Corporation (the 'FDIC') and the State of New York Banking Department.

United Kingdom regulation and supervision

UK banking institutions are subject to multiple regulations. Until N2 (midnight on 30 November 2001), the primary UK statutes were the UK Banking Act 1987 ('UK Banking Act'), and the Financial Services Act 1986 (the 'FS Act'). Since N2, financial institutions in the UK have been subject to a new regulatory regime and the primary UK statute is now the Financial Services and Markets Act 2000 ('FSMA'). In addition, other UK primary and secondary banking legislation is derived from European Union ('EU') directives relating to banking, securities, investment and sales of personal financial services.

The FSA has been responsible for authorising and supervising UK banking institutions since 1 June 1998, when the Bank of England Act 1998 transferred responsibility for, among other things, banking supervision from the Bank of England to the FSA.

Prior to N2, other organisations retained separate duties that the FSA assumed under the FSMA. Entities conducting investment business in the UK were required to join one or more self-regulating organisations ('SROs') to which the FSA provided staff under contract, or be directly authorised by the FSA. Under FSMA certain SROs vested with duties under the FS Act were merged into the FSA. The FSA acted as the 'lead regulator' in monitoring compliance with the capital requirements for banks' securities and investment businesses. The most important SROs for HSBC Bank plc were: the Personal Investment Authority, which regulated the retail life, pensions and investments business; the Securities and Futures Authority, which regulated the custody business, branch share dealing and treasury and capital markets services and activities; and the Investment Management Regulatory Organisation, which regulated HSBC Bank plc's collective investment scheme trusteeship activities.

From N2, the FSA assumed responsibility for regulating all investment business in the UK from retail life and pensions business to custody, branch share dealing and treasury and capital markets activity.

FSA regulations (and prior to N2, the UK Banking Act and the relevant SROs) establish the minimum criteria for authorisation for banks and investment businesses in the UK.

FSA regulations set out reporting (and, as applicable, consent) requirements with regard to large individual exposures and large exposures to related borrowers. The FSA may obtain independent reports, usually from the auditors of the authorised institution, as to the adequacy of systems governing internal control as well as systems governing records and accounting. The FSA may also object, on prudential grounds, to persons who hold, or intend to hold, 10 per cent or more of the voting power of a financial institution.

The regulatory framework of the UK banking system has traditionally been based on co-operation between the FSA and authorised institutions. The FSA monitors authorised institutions through interviews and the review of periodically required reports relating to financial and prudential matters. The FSA meets regularly with HSBC's senior executives to confirm that HSBC adheres to the FSA's prudential guidelines. The FSA and senior executives in the UK regularly discuss fundamental matters relating to HSBC's business in the UK and internationally, such as strategic and operating plans, risk control, loan portfolio composition and organisational changes.

The FSA is the supervisor of HSBC on a consolidated basis and in this capacity receives information on the capital adequacy of, and sets requirements for, HSBC as a whole. Further details on capital measurement are included in 'Capital Management' on pages 118 to 120.

HSBC Bank plc and HSBC Investment Bank plc are HSBC's principal authorised institutions in the UK.

Prior to N2, depositors and investors were covered by the Deposit Protection Fund which applied to deposits with authorised institutions in the UK and the Investors Compensation Scheme which applied to clients of authorised investment firms. Under FSMA, from N2 these bodies and others

Description of Business (continued)

merged to become the Financial Services Compensation Scheme which covers deposits with authorised institutions in the UK, investment business and contracts of insurance. Institutions authorised to accept deposits and conduct investment business are required to contribute to the funding of the scheme. In the event of the insolvency of an authorised institution, depositors were previously entitled to receive 90 per cent of their protected deposits, subject to a maximum payment to any one depositor of £18,000 (or €20,000 if greater) and are now entitled to receive 100% of the first £2,000 of a claim plus 90% of any further amount up to £33,000 (the maximum amount payable being £31,700). Payments under the Scheme in respect of investment business compensation remain unchanged and are limited to 100% of the first £30,000 of a claim plus 90% of any further amount up to £20,000 (the maximum amount payable being £48,000).

Hong Kong regulation and supervision

Banking in Hong Kong is subject to the provisions of the Banking Ordinance of Hong Kong (Chapter 155) (the 'Banking Ordinance'), and to the powers, functions and duties ascribed by the Banking Ordinance to the Monetary Authority. The principal function of the Monetary Authority is to promote the general stability and effective working of the banking system in Hong Kong. The Monetary Authority is responsible for supervising compliance with the provisions of the Banking Ordinance. Other committees, appointed by and serving under terms defined by the Chief Executive of Hong Kong ('the Chief Executive'), advise the Chief Executive. They include the Banking Advisory Committee, chaired by the Financial Secretary of Hong Kong (the 'Financial Secretary'), which advises the Chief Executive regarding fully-licensed banks and acts as a general advisory committee, and the Deposit-taking Companies Advisory Committee, which advises the Chief Executive regarding deposit-taking companies and restricted-licence banks. The Chief Executive has the power to give directions to the Monetary Authority, which the Banking Ordinance requires the Monetary Authority and the Financial Secretary to follow.

The Monetary Authority has responsibility for authorising banks, and has discretion to attach conditions to its authorisation. The Monetary Authority's approach to banking supervision involves an understanding of a bank's business and financial position and of its management systems for assessing, monitoring and controlling its exposure to various forms of risk. The Monetary Authority requires that banks or their holding companies file regular prudential returns and holds regular discussions with the management of the banks to review their operations. The Monetary Authority may also conduct 'on site' examinations of banks, and in the case of banks incorporated in Hong Kong, of any local and overseas branches and subsidiaries. The Monetary Authority may conduct the examination without prior notice, on its own initiative or at the initiative of the holders of either one-third of the issued shares or of the holders of one-tenth of the gross total deposit liabilities of that institution in Hong Kong or a sum equal to the aggregate of the paid-up share capital of the institution and its published reserves, whichever is greater, subject to the submission of evidence to justify the examination. The Monetary Authority requires all authorised institutions to have adequate systems of internal control and requires the institutions' external auditors, upon request, to report on those systems and other matters such as the accuracy of information provided to the Monetary Authority. In addition, the Monetary Authority may from time to time conduct tripartite discussions with banks and their external auditors. The Monetary Authority may on its own initiative suspend authorisation of an institution for up to 14 days and, after consultation with the Financial Secretary, for up to six months, which may be renewed for an additional six months if it considers it necessary. The Monetary Authority may revoke authorisation in the event of an institution's non-compliance with the provisions of the Banking Ordinance. These provisions require, among other things, the furnishing of accurate, non-misleading reports.

The Banking Ordinance requires that banks submit to the Monetary Authority certain returns and other information and establishes certain minimum standards and ratios relating to capital adequacy (see below), liquidity, capitalisation, limitations on shareholdings, exposure to any one customer, unsecured advances to persons affiliated with the bank and holdings of interests in land, with which banks must comply. The Monetary Authority is also empowered to monitor the activities of overseas branches or representative offices of Hong Kong-incorporated banks, and must approve the establishment or acquisition of overseas subsidiaries. The Monetary Authority may also examine the books, accounts and transactions of overseas subsidiaries.

Hong Kong fully implemented the capital adequacy standards established by the Basel Convergence Agreement in 1989. The Banking Ordinance currently provides that banks incorporated in Hong Kong maintain a capital adequacy ratio (calculated as the ratio (expressed as a percentage) of its capital base to its risk-weighted exposure) of at least 8 per cent. For banks with subsidiaries, the Monetary Authority is empowered to require that the ratio be calculated on a consolidated basis, or on both consolidated and unconsolidated bases. If circumstances require, the Monetary Authority is empowered to increase the minimum capital adequacy ratio (up to 12 per cent for fully-licensed banks and 16 per cent for deposit-taking companies and restricted-licence banks), after consultation with the bank. The Banking Ordinance contains detailed provisions regarding calculation of the capital base of the bank and the risk factors which are applied to various categories of assets and off-balance-sheet exposures in order to determine risk-weighted exposure. As in the United Kingdom, the total regulatory capital of a bank, and limits on the extent to which different types of capital may be included in the calculation of total regulatory capital, is determined based on 'tiers' of capital. In the event of a bank's insolvency or likely difficulty in meeting its obligations, the Monetary Authority has the power to appoint a manager, who is empowered to do all things necessary to manage the affairs of the institution.

The Monetary Authority, which may deny the acquisition of voting share capital of over 10 per cent in a bank, and may attach conditions to its approval thereof, can effectively control changes in the ownership and control of Hong Kong-incorporated financial institutions. In addition, the Monetary Authority has the power to divest controlling interests in a bank from a person if they are no longer deemed to be fit and proper, or if they may otherwise threaten the interests of depositors or potential depositors. The Monetary Authority may also object to a person becoming or remaining an 'indirect controller' (a person in accordance with whose directions the directors of the relevant bank are accustomed to act) of a bank incorporated in Hong Kong.

To facilitate more effective co-operation with other financial supervisory authorities, the Banking Ordinance enables the Monetary Authority to assist and co-operate with other financial supervisory authorities in Hong Kong and abroad. The Banking Ordinance's secrecy provisions permit the exchange of information with such other authorities, and also permit the Monetary Authority to disclose information to the Chief Executive, the Financial Secretary, the Secretary for Financial Services, and other financial officials, where the Monetary Authority thinks such disclosure would benefit depositors or where the disclosure would aid the other officials in the performance of their duties and is not contrary to the interests of the depositors or the public.

US regulation and supervision

HSBC is subject to extensive federal and state supervision and regulation in the United States. Banking laws and regulations of the Federal Reserve Board, the FDIC and the State of New York Banking Department govern many aspects of HSBC's US business.

HSBC and its US operations are subject to supervision, regulation and examination by the Federal Reserve Board because HSBC is a bank holding company under the US Bank Holding Company Act of 1956 (the 'BHCA') as a result of its ownership of HSBC Bank USA. HSBC Bank USA, as a New York state-chartered bank, is a member of the Federal Reserve System and subject to regulation, supervision and examination by both the Federal Reserve Board and the State of New York Banking Department. The deposits of HSBC Bank USA are insured by the FDIC and are subject to relevant FDIC regulation.

The BHCA and the International Banking Act of 1978 ('IBA') impose certain limits and requirements on the US activities and investments of HSBC and certain companies in which it holds direct or indirect investments. HSBC is generally prohibited from acquiring, directly or indirectly, ownership or control of more than 5 per cent of the voting shares of any company engaged in the United States in activities other than banking and certain activities closely related to banking. Following the enactment of the Gramm-Leach-Bliley Act, effective 11 March 2000, and HSBC's election to be treated as a financial holding company thereunder, HSBC's permitted activities in the United States have been expanded, enabling it to offer a more complete line of financial products and services. HSBC is also generally

Description of Business (continued)

prohibited from acquiring, directly or indirectly, ownership or control of more than 5 per cent of the voting shares of, or substantially all the assets of, or exercising control over, any US bank or bank holding company without the prior approval of the Federal Reserve Board. However, as a qualifying foreign banking organisation under Federal Reserve Board regulations, HSBC may engage in the United States in certain limited non-banking activities and hold certain investments that would otherwise not be permissible under US law.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the 'Riegle-Neal Act') permits a bank holding company or foreign banking organisation, with Federal Reserve Board approval, to acquire a bank located in a state other than the organisation's US 'home' state, subject to certain restrictions, and a national or state-chartered bank to merge across state lines or to establish or acquire branches in other states, subject to various state law requirements or restrictions. In general, the Riegle-Neal Act provides a non-US bank with interstate branching and expansion rights similar to those of a US national or state-chartered bank located in its 'home' state.

The United States is a party to the Basel Convergence Agreement and US banking regulatory authorities have adopted risk-based capital requirements for US banks and bank holding companies that are generally consistent with the agreement. In addition, US bank regulatory authorities have adopted 'leverage' capital requirements that generally require US banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis).

In January 2001, the Federal Reserve Board determined that, as a general matter, a US bank holding company that is owned and controlled by a foreign bank that is a financial holding company that the Federal Reserve Board has determined to be well capitalised and well managed will not be required to comply with the Federal Reserve Board's capital adequacy guidelines. HSBC may rely, and would intend to continue to rely, on the Federal Reserve Board's flexibility with respect to the capital adequacy requirements applicable to intermediate bank holding companies owned and controlled by a financial holding company.

HSBC Bank USA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC's Bank Insurance Fund (calculated using a risk-based assessment system) and to fund the Financing Corporation (a governmental entity established to fund past financial assistance provided to insured savings associations). These assessments are based on deposit levels and other factors.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ('FDICIA') provides for extensive regulation of depository institutions (such as HSBC Bank USA and its parent holding companies), including requiring federal banking regulators to take 'prompt corrective action' in respect of FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: well capitalised; adequately capitalised; undercapitalised; significantly undercapitalised; and critically undercapitalised. As an insured bank's capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorised (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be undercapitalised. If an insured bank becomes undercapitalised, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank's holding company. The guarantee is limited to 5 per cent of the bank's assets at the time it becomes undercapitalised or, should the undercapitalised bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalised bank fails to submit an acceptable plan, it is treated as if it were significantly undercapitalised. Significantly undercapitalised banks may be subject to a number of requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalised, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalised depository institutions are subject to appointment of a receiver or conservator.

As at 31 December 2001, HSBC Bank USA was categorised as well capitalised under Federal Reserve Board regulations.

French regulation and supervision

French banking law (the 'Banking Law') sets forth the conditions under which credit institutions, including banks, may operate in France and vests related supervisory and regulatory powers in certain administrative authorities: the National Credit and Securities Council, the Banking and Financial Regulatory Committee, the Credit Institutions and Investment Firms Committee and the Banking Commission.

The National Credit and Securities Council, which is chaired by the Minister of Economic Affairs and Finance, studies the operating conditions of the banking and financial system, notably in its relations with customers and in the management of payment systems and participates in the formulation of national credit and monetary policy.

The Banking and Financial Regulatory Committee, which is chaired by the Minister of Economic Affairs and Finance, establishes general rules for the conditions under which credit institutions and investment firms operate, including management standards, financial ratios and credit policy and determination of capital requirements. In addition, the Banking and Financial Regulatory Committee advises the Accounting Regulatory Committee, which is charged with establishing accounting principles, on proposed changes to accounting principles.

The Credit Institutions and Investment Firms Committee, which is chaired by the Governor of the Bank of France, grants banking and investment firms licences and makes other specific decisions and grants specific exemptions as provided in applicable banking regulations.

The Banking Commission, which is chaired by the Governor of the Bank of France, is responsible for the supervision of credit institutions and certain investment firms and the enforcement of laws and regulations applicable to them. Banks are required to submit periodic (either monthly or quarterly) accounting reports to the Banking Commission concerning the principal areas of their activity. The Banking Commission may also request additional information which it deems necessary and may carry out on-site inspections. The reports permit close monitoring of the condition of each bank and also facilitate computation of the total deposits of all banks and their use. Where regulations have been violated, the Banking Commission may act as an administrative court and impose sanctions which may include deregistration of a bank, resulting in closure. The Banking Commission also has the power to appoint a temporary administrator to manage provisionally a bank which it deems to be mismanaged.

The principal regulations applicable to deposit banks such as CCF are minimum capital ratio requirements, equity and permanent resources (certain long-term assets denominated in euros) ratios, risk diversification and liquidity, as well as monetary policy, restrictions on equity investments and reporting requirements.

CCF's commercial banking operations in France are also significantly affected by monetary policies established from time to time by the European Central Bank in coordination with the Bank of France. French credit institutions are required to maintain on deposit with the Bank of France a percentage, fixed by the European Central Bank and calculated monthly, of various categories of demand and short-term deposits and are prohibited from paying interest on certain demand deposits and on deposits with a maturity of less than one month.

French credit institutions are subject to restrictions on equity investments. An equity investment by a French institution that represents more than 10 per cent of the share capital or votes available to the shareholdings of the company in which an investment is made or provides, or is acquired with a view to providing, a 'significant influence' in such company must comply with requirements applicable to 'qualifying shareholdings.' Subject to certain specified exemptions for short-term investments and investments in financial institutions and insurance companies, no qualifying shareholding may exceed 15 per cent of regulatory capital of the credit institution making the investment and aggregate qualifying shareholdings held by that credit institution may not exceed 60 per cent of its regulatory capital.

French regulations permit only licensed credit institutions to engage in banking activities on a regular basis. Institutions licensed as banks are not permitted to engage, on a regular basis, in activities

Description of Business (continued)

other than banking, bank-related activities and a limited number of non-banking activities determined pursuant to the regulations issued by the Banking and Financial Regulatory Committee. Total revenues from non-banking activities are limited in the aggregate to a maximum of 10 per cent of total net banking revenues.

Credit institutions must also report monthly (and, with respect to lease financings, quarterly) to the Bank of France the names and related amounts of certain customers (only for companies and individuals engaged in commercial activities) having loan utilisation exceeding €76,000. The Bank of France then returns to each credit institution a list stating, as to that credit institution's customers, total loan utilisations from all reporting credit institutions.

Credit institutions must make periodic reports to the Banking Commission summarising their activities during the relevant period with detailed breakdowns by category, including an income statement, and certain additional data relating to operations such as the number of employees, client accounts and branches.

All credit institutions operating in France are required by law to operate a deposit guarantee mechanism for customers of commercial banks, except branches of European Economic Area banks which are covered by their home country's guarantee system. The contribution of each credit institution is calculated on the basis of the aggregate deposits and one-third of the gross customer loans held by such credit institution. This contribution is weighted by solvency criteria. In the event of the insolvency of an authorised institution, the limit on compensation for each depositor is €70,000.

French credit institutions are required to establish appropriate internal control systems, including with respect to risk management and the creation of appropriate audit trails. The institution must prepare an annual report for review by the institution's board of directors and the Banking Commission regarding the institution's internal procedures and the measurement and monitoring of the institution's exposure.

Description of Property

At 31 December 2001, HSBC had some 7,000 branches, representative and similar offices worldwide, of which approximately 3,100 were located in Europe, 400 in Hong Kong, 700 in North America, 1,600 in Brazil and 250 in the rest of Latin America. Additionally, properties with a net book value of US$556 million were held for investment purposes. Of the total net book value of HSBC properties, more than 70 per cent were owned or held under long-term leases. Further details are included in Note 25 of the 'Notes on the Financial Statements'.

HSBC values its properties on an annual basis and updates their balance sheet values accordingly.

On 19 October 1998, HSBC Bank plc, a subsidiary of HSBC Holdings, entered into an agreement to lease a building being developed by Canary Wharf Limited. The construction of the building has been completed. This building, located at Canary Wharf, London, will accommodate under one roof approximately 8,500 staff from various HSBC businesses and HSBC headquarters operations located in London. The 999 year leasehold interest will have a cost of around US$800 million including funding costs. Further fit-out to be completed by HSBC Bank plc will have a substantially fixed cost of around US$420 million. In the run-up to and post-completion and occupation of the new building, HSBC will manage its leased and owned surplus London city properties through assignment, leasing or sale into the market, as appropriate.

Legal Proceedings

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of the above proceedings is regarded as material litigation.

On 17 December, 2001, HSBC USA Inc. announced that it had settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims arising from the involvement of its subsidiary, Republic New York Securities Corporation ('RNYSC'), with its customers Princeton Global Management Ltd. and affiliated entities and their Chairman Martin Armstrong (the 'Princeton Note Matter'). It also announced that it had resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. The Princeton Note Matter came to light prior to HSBC's acquisition of Republic New York Corporation, RNYSC's parent, in December 1999.

As part of the resolution, RNYSC, now a dormant subsidiary, pleaded guilty in federal court in Manhattan to two federal criminal charges arising from the misconduct of certain of its former executives in assisting Martin Armstrong's scheme to defraud numerous purchasers of Princeton Notes, which Armstrong offered for sale in Japan. Following the acquisition by HSBC, RNYSC ceased active business during the year 2000, and the employment of all the RNYSC executives associated with RNYSC's misconduct was terminated.

The United States Attorney's Office in its public filing acknowledged HSBC's 'exemplary cooperation' and recommended to the Court that no criminal fine be imposed on RNYSC. Instead, RNYSC agreed to the imposition of a restitution order requiring it to make payments totalling approximately US$569 million to Princeton noteholders, as compensation for their out-of-pocket losses. Since RNYSC's capital was about US$81 million, HSBC USA Inc. agreed to pay the remaining amount of compensation due to the noteholders in exchange for their termination of the pending civil litigation against HSBC USA Inc. and RNYSC, and in connection with the United States Attorney's Office commitment not to pursue any claims against RNYSC's parent company or its banking affiliate. In addition, the settling Princeton noteholders can expect to receive payments totalling approximately US$72 million from assets held by Princeton's court-appointed receiver.

At hearings held on 7 and 9 January 2002 the court entered the restitution order agreed to by RNYSC and the US Attorney's Office and also approved the related settlement between HSBC and the Princeton Receiver. Promptly thereafter 17 lawsuits filed in the federal court in Manhattan by 51 Princeton noteholders against HSBC USA Inc., RNYSC and others were dismissed pursuant to the previously-announced settlements, terminating the plaintiffs' claims for damages arising from unpaid Princeton Notes with face amounts totalling approximately US$1 billion. RNYSC has also reached settlements with seven additional Princeton noteholders who did not file suit.

The after tax cost to date of the settlement is within the range of the price reduction taken by Republic's largest stockholders, companies controlled by the late Mr. Edmond Safra, at the time of HSBC's acquisition of Republic. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling approximately US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with RNYSC as calculated by the US Government.

Under the regulatory settlements RNYSC agreed with the Securities and Exchange Commission to the revocation of its broker-dealer registration and with the Commodity Futures Trading Commission to the revocation of various commodities-related licenses and the payment of a US$5 million civil monetary penalty. It is also expected that RNYSC will shortly reach an agreement with The New York Mercantile Exchange resolving Princeton-related matters.

Financial Review

The following discussion is based on, and should be read in conjunction with the Financial Statements and the notes thereto included elsewhere in this Annual Report. The Financial Statements are prepared in accordance with UK GAAP, which varies in certain significant respects from US GAAP. For a discussion of the differences and a reconciliation of certain UK GAAP amounts to US GAAP, see Note 50 of the 'Notes on the Financial Statements'.

Introduction

HSBC operates through its long-established businesses in five regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America; and Latin America. Each of these businesses operates domestic banking operations in its region providing services to personal, commercial and corporate customers. In key locations including London, New York, Hong Kong and Paris, HSBC has treasury and capital markets operations to service its base of large commercial and institutional clients.

HSBC has witnessed growth in its asset base and operating profits over the past several years, fuelled by an expansion of services and an added-value acquisition strategy.

On 31 December 1999, HSBC completed the acquisitions of RNYC and SRH. These acquisitions strengthened HSBC's presence in New York and significantly improved HSBC's private banking capability. As the acquisitions were only completed at the year-end, RNYC and SRH's profits for 1999 were not included in HSBC's 1999 results.

In July 2000, HSBC acquired CCF, a major French banking group, with businesses in personal, corporate and investment banking. Goodwill of US$9 billion arose on the acquisition of CCF and is being amortised over 20 years commencing July 2000.

HSBC's attributable profit of US$5,406 million in 2001 was 18 per cent lower than 2000 principally as a result of an exceptional charge of US$1,120 million relating to the situation in Argentina, providing for the Princeton Note settlement, and after absorbing a US$282 million increase in goodwill amortisation due to the recent acquisitions. Operating profit before provisions and goodwill amortisation increased by 3 per cent over 2000 to over US$11 billion in 2001. Organic growth, particularly in Hong Kong and Europe, together with the benefit of recent acquisitions more than offset the significant increase in investment expenditure to support future business growth. Credit costs at US$2,037 million in 2001 included US$600 million additional general provision in respect of Argentina and were 119 per cent higher than in 2000. Excluding Argentina, the new provision requirements grew as economic conditions weakened and there were lower releases from general provisions as the 2000 charge had benefited from the release of US$174 million of the Asian special general provision raised in 1997.

HSBC's financial performance and business operations are affected at the local, regional and global level by general economic conditions, technological innovations, changes in the legal and regulatory regime and increasing competition within the financial services industry.

Adverse changes in economic conditions can reduce demand for HSBC's products and services, impair the credit quality of its borrowers and counterparties and increase the level of HSBC's bad debt charge.

HSBC's financial performance can also be affected by both actual changes in, and speculation about, market exchange rates, such as the US dollar-pound sterling exchange rate, and government-established exchange rates, particularly the managed exchange rates between the Hong Kong dollar and the US dollar, and the Argentine peso and the US dollar.

In 2001 significant speculation over the ability of Argentina to maintain its fixed parity link with the US dollar led to exceptionally high sovereign risk spreads on Argentine debt, ultimately precipitating default and the move to a floating exchange rate regime. As part of the management of the resulting crisis the Argentine government has redenominated various historical US dollar assets and liabilities within the financial system. The asymmetry in rates applied led to a destruction of capital within the banking sector necessitating severe capital and liquidity controls. It is uncertain how the Government of Argentina's promise to compensate for this will be met or how and in what timeframe the Argentine banking system can be restructured to operate viably in the future.

HSBC's operations are also affected by other

changes in the laws, regulations and policies of governmental authorities, particularly central banks and bank regulatory authorities in its most important markets: the FSA, the Bank of England, the Hong Kong Monetary Authority, the US Federal Reserve Board, the European Central Bank and the French Banking Commission. Such authorities may impose increased reserve or capital levels, restrictions on investment and other financial flows and restrictions on certain banking activities, as well as make more general changes in governmental policy, which may significantly impact HSBC by reducing available business opportunities, increasing HSBC's cost of compliance and, in some markets where HSBC operates, eroding investor confidence.

HSBC has economic, financial market, credit, legal, political and other specialists who monitor economic and market conditions and government policies and actions. However, because of the difficulty involved in predicting with accuracy changes in economic or market conditions or in governmental policies and actions, HSBC cannot fully anticipate the effects that such changes might have on its financial performance and business operations. HSBC believes that the most important external factors affecting its business in 2002 will be the slower rate of growth of the US economy and the effect this will have on other economies, particularly those which depend on exports to the United States. The US financial markets, as well as being exposed to economic uncertainties, face unprecedented risks from lack of confidence, as investors review and assess the consequences of the collapse of the technology and telecoms 'bubbles' and the accounting shocks best illustrated in the collapse of Enron. The impact of the current economic collapse in Argentina and the way this is dealt with in the international community could also have significant consequences in other emerging markets and could materially impact the availability of finance to these markets. In addition, continuing intense competition in the United Kingdom together with increasing regulatory intervention may also affect the business.

Summary

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Net interest income	**14,725**	13,723	11,990
Other operating income	**11,163**	10,850	9,012
Total operating income	**25,888**	24,573	21,002
Operating expenses excluding goodwill amortisation	**(14,605)**	(13,577)	(11,313)
Goodwill amortisation	**(799)**	(510)	(36)
Operating profit before provisions	**10,484**	10,486	9,653
Provisions for bad and doubtful debts	**(2,037)**	(932)	(2,073)
Provisions for contingent liabilities and commitments	**(649)**	(71)	(143)
Loss from foreign currency redenomination in Argentina	**(520)**	–	–
Amounts written off fixed asset investments	**(125)**	(36)	(28)
Operating profit	**7,153**	9,447	7,409
Share of operating loss in joint ventures	**(91)**	(51)	–
Share of operating profit in associates	**164**	75	123
Gains on disposal of:			
– investments	**754**	302	450
– tangible fixed assets	**20**	2	–
Profit on ordinary activities before tax	**8,000**	9,775	7,982
Tax on profit on ordinary activities	**(1,574)**	(2,238)	(2,038)
Profit on ordinary activities after tax	**6,426**	7,537	5,944
Minority interests	**(1,020)**	(909)	(536)
Profit attributable to shareholders	**5,406**	6,628	5,408
Cash basis profit before tax*	**8,807**	10,300	8,018
Cash basis profit attributable to shareholders*	**6,213**	7,153	5,444

* *Cash based measurements are after excluding the impact of goodwill amortisation.*

Year ended 31 December 2001 compared with year ended 31 December 2000

In the sections which follow, analysis of these results highlights the contribution from CCF, acquired on 28 July 2000, and the impact of a stronger US dollar on translating revenues and costs arising in other currencies, each of which is significant to an understanding of HSBC's performance in 2001.

HSBC made a profit on ordinary activities before tax of US$8,000 million in 2001, a decrease of US$1,775 million, or 18 per cent, compared with 2000. On a cash basis, profit before tax decreased by US$1,493 million, or 14 per cent, compared with 2000. At constant exchange rates, cash basis profit before tax was 12 per cent lower than 2000.

Net interest income of US$14,725 million in 2001 was US$1,002 million, or 7 per cent, higher than 2000, with a large part of this increase due to the inclusion of CCF for a full year. Net interest income in North America was US$250 million, or 12 per cent, higher than 2000 mainly reflecting growth in average interest-earning assets and the benefit of lower funding costs.

Other operating income rose by US$313 million, or 3 per cent, to US$11,163 million compared with 2000. This increase was primarily driven by the acquisition of CCF and by growth in wealth management income which offset falls in securities-related fee and commission income.

Operating expenses, excluding goodwill amortisation, were US$1,028 million, or 8 per cent, higher than 2000. This increase principally reflected recent acquisitions.

HSBC's cost: income ratio, excluding goodwill amortisation, increased to 56.4 per cent compared with 55.3 per cent in 2000, reflecting the cost structures of new acquisitions and investment in the expanding wealth management business and IT.

The charge for bad and doubtful debts was US$2,037 million in 2001, which was US$1,105 million higher than in 2000. This mainly reflected the US$600 million general provision against Argentine exposure and specific provisions made against a small number of corporate borrowers. Other provisions included a loss of US$520 million arising from the foreign currency redenomination in Argentina and a charge of US$575 million for the Princeton Note Matter.

The US$91 million share of operating losses in joint ventures principally reflected continuing start-up costs of Merrill Lynch HSBC, now operational in the UK, Canada and Australia.

The charge for amounts written-off fixed asset investments arose mainly from venture capital investments and holdings of emerging technology stocks.

Gains on disposal of investments of US$754 million included profit on the sale of HSBC's 20 per cent stake in British Interactive Broadcasting and the investment in Modern Terminals Limited. In addition, disposal gains of US$170 million were realised from sales of investment debt securities to adjust to changes in interest rate conditions.

Year ended 31 December 2000 compared with year ended 31 December 1999

HSBC made a profit on ordinary activities before tax of US$9,775 million in 2000, an increase of US$1,793 million, or 22 per cent, compared with 1999. On a cash basis, profit before tax increased by US$2,282 million, or 28 per cent, compared with 1999.

Net interest income of US$13,723 million in 2000 was US$1,733 million higher than 1999, with a large part of this increase due to the acquisitions of RNYC, SRH and CCF. Net interest income in Hong Kong in 2000 was US$262 million, or 7 per cent, higher than 1999 mainly reflecting the placement of increased customer deposits.

Other operating income rose by US$1,838 million, or 20 per cent, to US$10,850 million compared with 1999. This increase was driven by the acquisitions of RNYC, SRH and CCF, together with underlying growth in fee income, particularly in Hong Kong and, at constant exchange rates, in the UK bank.

Operating expenses, excluding goodwill amortisation, were US$2,264 million, or 20 per cent, higher than 1999. Excluding the impact of the recent acquisitions, there were increases in Hong Kong, mainly related to the launch of the Mandatory Provident Fund and e-banking initiatives, and in the rest of Asia-Pacific and Latin America, to support business growth. In addition, at constant exchange rates, there were underlying increases in Europe, mainly reflecting growth in the wealth management business, IT and IT-related costs directed at improved customer service. In addition, profit-related pay increased in investment banking in line with the improved performance.

HSBC's cost:income ratio, excluding goodwill amortisation, increased to 55.3 per cent compared with 53.9 per cent in 1999, reflecting the cost structures of new acquisitions and of the expanding wealth management business.

Financial Review (continued)

The charge for bad and doubtful debts was US$932 million in 2000, which was US$1,141 million lower than in 1999, reflecting improved economic conditions, lower interest rates in Asia and strong liquidity in all markets.

The US$51 million share of operating losses in joint ventures principally reflects start-up costs of the new joint venture with Merrill Lynch to establish an online, investment led, broking and banking service for the mass affluent.

Net interest income

	Year ended 31 December 2001		Year ended 31 December 2000		Year ended 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
Europe	**5,563**	**37.7**	4,988	36.3	4,231	35.3
Hong Kong	**4,165**	**28.3**	3,997	29.1	3,735	31.2
Rest of Asia-Pacific	**1,482**	**10.1**	1,367	10.0	1,240	10.3
North America	**2,402**	**16.3**	2,152	15.7	1,687	14.1
Latin America	**1,113**	**7.6**	1,219	8.9	1,097	9.1
Net interest income	**14,725**	**100.0**	13,723	100.0	11,990	100.0

Net interest income (US$m)


18,000
15,000
12,000
9,000
6,000
3,000
0
14,725
13,723
11,990
2001
2000
1999

Figures in US$m	**2001**	2000	1999
	Year ended 31 December		
Net interest income	**14,725**	13,723	11,990
Average interest-earning assets	**579,665**	516,185	419,225
Gross interest yield (per cent)[1]	**6.08**	7.31	6.97
Net interest spread (per cent)[2]	**2.09**	2.10	2.31
Net interest margin (per cent)[3]	**2.54**	2.66	2.86

1 *Gross interest yield is the average interest rate earned on average interest-earning assets (AIEA).*

2 *Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.*

3 *Net interest margin is net interest income expressed as a percentage of average interest-earning assets.*

Year ended 31 December 2001 compared with year ended 31 December 2000

Net interest income in 2001 was US$1,002 million, or 7 per cent, higher than 2000 at US$14,725 million with a large part of this increase due to the inclusion for a full year of CCF. At constant exchange rates and excluding CCF, net interest income was 7 per cent higher than 2000 reflecting growth across all geographical regions.

In Europe, net interest income at US$5,563 million was US$575million higher than in 2000 primarily due to the inclusion for a full year of CCF and improved spreads on treasury investment opportunities. Net interest income in Hong Kong at US$4,165 million was US$168 million higher than in 2000 reflecting growth in average customer deposits. Widening interest spreads, particularly on residential mortgages and treasury investment opportunities resulted in net interest income in North America increasing by US$250 million to US$2,402 million.

Average interest-earning assets at US$579.7 billion (of which US$55.4 billion relates to CCF) increased by US$63.5 billion, or 12 per cent. Excluding the effect of acquisitions, there was organic growth in Hong Kong driven principally by the placement of customer deposits, together with personal lending growth in the United Kingdom, the United States, Canada, Singapore, Taiwan, India and the Philippines.

At 2.54 per cent, HSBC's net interest margin was 12 basis points lower than for 2000 mainly reflecting the impact of CCF's lower margin business. In addition, for HSBC as a whole an increasingly liquid balance sheet, and a reduced benefit from net free funds as interest rates fell, also impacted the net interest margin. The fall in interest rates, however, improved the net interest margin in two of our largest domestic operations, the United Kingdom and the United States, as margins in our treasury activities widened as funding costs reduced. In Hong Kong, the third of our large domestic operations, the net interest margin in The Hongkong and Shanghai Banking Corporation was largely unchanged as a reduction in suspended interest, net of releases and recoveries, and improved margins on treasury activities offset the impacts of a more liquid balance sheet, reduced benefit of net free funds and reduced interest spreads on Hong Kong dollar deposits. In Hang Seng Bank, the fall in net interest margin resulted primarily from a lower benefit from net free funds as interest rates fell.

HSBC is moving increasingly to differentiated product pricing. This competitive approach reflects the value to HSBC of our most loyal customers and has resulted in narrower spread on a number of products, particularly mortgages and savings products. The benefit of this strategy is seen in the mix and volume of HSBC's core current account and savings products, particularly in the United Kingdom, Hong Kong and the United States.

Year ended 31 December 2000 compared with year ended 31 December 1999

Net interest income was US$1,733 million, or 14 per cent, higher in 2000 than 1999 primarily due to the acquisitions of RNYC, SRH and CCF. There was growth across all geographical regions. In Hong Kong, net interest income was US$262 million, or 7 per cent, higher which mainly reflected the placement of increased customer deposits and an improved mix of lower costing liabilities. The increase was achieved despite muted loan demand and intense competition in the residential mortgage market which reduced interest earned on mortgages by some US$170 million. In the United Kingdom, there was underlying growth of US$173 million, or 6 per cent, generated by balance sheet growth, again with strong growth in savings balances. At constant exchange rates, net interest income would have been US$2,060 million, or 18 per cent, higher than 1999.

Average interest-earning assets increased by US$97 billion, or 23 per cent, largely as a result of acquisitions. Excluding acquisitions, there was organic growth in Hong Kong driven principally by the placement of customer deposits, together with personal lending growth in the United Kingdom, Brazil, Korea, India and Taiwan.

At 2.66 per cent, HSBC's net interest margin was 20 basis points lower than for 1999. The major impact on HSBC's net interest margin was mix, driven by the very liquid balance sheets in the recent acquisitions, and the related funding costs of these acquisitions. The impact of mix was compounded by a reduction of spread on savings products in the United Kingdom and on residential mortgages in the United Kingdom and Hong Kong. The effect of the downward pressures was partly offset by increased recoveries of previously suspended interest, together with an increased contribution from net free funds.

Other operating income

	Year ended 31 December 2001		Year ended 31 December 2000		Year ended 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
By geographical segment						
Europe	**6,056**	**53.1**	5,922	53.5	4,936	53.5
Hong Kong	**1,852**	**16.2**	1,790	16.2	1,552	16.9
Rest of Asia-Pacific	**1,137**	**10.0**	1,085	9.8	983	10.7
North America	**1,456**	**12.7**	1,317	11.9	949	10.3
Latin America	**919**	**8.0**	953	8.6	790	8.6
	11,420	**100.0**	11,067	100.0	9,210	100.0
Intra-HSBC elimination	**(257)**		(217)		(198)	
Other operating income	**11,163**		10,850		9,012	

Figures in US$m	**2001**	2000	1999
	Year ended 31 December		
By income category:			
Dividend income	**186**	197	157
Fees and commissions (net)	**7,470**	7,311	6,017
Dealing profits			
– foreign exchange	**1,120**	965	797
– interest rate derivatives	**159**	57	67
– debt securities	**311**	281	197
– equities and other trading	**95**	323	238
	1,685	1,626	1,299
– operating leased assets rental income	**465**	481	511
– general insurance underwriting (net)	**373**	360	353
– increase in value of long-term insurance business	**251**	195	181
– other	**733**	680	494
	1,822	1,716	1,539
Total other operating income	**11,163**	10,850	9,012

Analysis of fees and commissions receivable and payable

Figures in US$m	**2001**	2000	1999
	Year ended 31 December		
Account services	**1,620**	1,536	1,319
Credit facilities	**628**	613	522
Remittances	**246**	225	214
Cards	**1,116**	1,070	935
Imports/exports	**524**	540	480
Underwriting	**135**	203	180
Insurance	**668**	570	525
Mortgage servicing rights	**78**	69	45
Trust income	**114**	185	145
Broking income	**928**	1,208	948
Global custody	**308**	291	235
Maintenance income on operating leases	**165**	176	208
Other	**2,226**	1,891	1,393
Total fees and commissions receivable	**8,756**	8,577	7,149
Less: fees payable	**(1,286)**	(1,266)	(1,132)
Net fees and commissions	**7,470**	7,311	6,017

Financial Review (continued)

Other operating income (US$m)


12,000
10,000
8,000
6,000
4,000
2,000
0
1,822
1,685
7,470
1,716
1,626
7,311
1,539
1,299
6,017
2001
2000
1999
Fees and commissions (net)
Dealing profits
Other
Dividend income

Year ended 31 December 2001 compared with year ended 31 December 2000

Other operating income in 2001 was US$313 million, or 3 per cent, higher than in 2000 at US$11,163 million and included other operating income of US$1,822 million. At constant exchange rates and excluding CCF, other operating income was 2 per cent higher than 2000 reflecting good growth in wealth management income which offset the falls in broking and other securities-related fee and commission income from the less favourable conditions in the equity markets.

Net fees and commissions at US$7,470 million represented 29 per cent of total operating income against 30 per cent in 2000 and were US$159 million, or 2 per cent, higher than 2000. At constant exchange rates and excluding CCF, net fees and commissions were 1 per cent higher than in 2000.

As part of HSBC's competitive positioning and consistent with the pricing changes on loan and deposit products referred to above, our customers also benefited from a number of fee reductions during 2001, particularly in HSBC Bank plc's UK Banking.

In the United Kingdom, eliminating mortgage loan to valuation fees reduced revenues by US$7 million, the elimination of ATM withdrawal fees benefited customers by US$49 million and overdraft fees fell by US$41 million as unauthorised overdrafts fell, as we have made it easier for customers to obtain authorised borrowings. Offsetting these reductions, UK Banking achieved good growth in wealth management with income rising by 9 per cent, reflecting increased income from life, pension and investment business, general insurance income and private clients.

In Hong Kong and the rest of Asia-Pacific, there was encouraging growth in wealth management income, particularly in fee income from the sale of unit trusts, reflecting the successful sale of capital-guaranteed products. Credit card fees grew by US$39 million, or 11 per cent, following the growth in the number of credit cards issued.

In the United States, the harmonisation of product lines between HSBC and the former Republic Bank of New York and the increase in volume of annuities sold contributed to the 15 per cent increase in fee income. In addition insurance revenues also increased by 44 per cent compared to 2000.

In Latin America, fee income benefited from the initiatives taken to increase wealth management revenue. Fee income in Brazil, at constant exchange rates, was US$79 million, or 28 per cent, higher with good growth in revenue from asset management activities and success in cross-sales to existing customers through the retails branch.

Revenues from investment banking, broking income, corporate finance activities and other securities-related activities were substantially lower than those earned in the buoyant equity markets during the first half of 2000.

Dealing profits held up well, despite less favourable conditions in the equity markets, as performance in debt securities and interest rate trading improved. Foreign exchange trading was bolstered by CCF.

Year ended 31 December 2000 compared with year ended 31 December 1999

Net fees and commissions at US$7,311 million in 2000 represented 30 per cent of total operating income against 29 per cent in 1999 and were US$1,294 million, or 22 per cent, higher than 1999. This increase was driven by the recent acquisitions, together with the benefit of buoyant equity markets in the first half of the year which led to a 22 per cent increase in broking income and a 17 per cent increase in global custody income compared with 1999. In Hong Kong, fees from credit facilities were 40 per cent higher in 2000 and there was further growth due to wealth management initiatives. In Europe, at constant exchange rates, there was underlying growth in the UK bank reflecting wealth management initiatives and higher fee income from cards, corporate banking and global safe custody. At constant exchange rates, HSBC's net fees and commissions in 2000 would have been 27 per cent higher than in 1999.

Dealing profits at US$1,626 million were US$327 million higher than in 1999, over half of which was attributable to the recent acquisitions. Increased foreign exchange profits reflected higher volumes in customer-driven business in both the United Kingdom and Hong Kong. Dealing profits also benefited from a recovery of 69 per cent of the provisions made in 1999 against a Korean corporate's bonds upon liquidation of the position.

Other income was US$177 million higher at US$1,716 million mainly due to the recent acquisitions, together with the impact of the transfer of Argentina's pension and life businesses from associated undertakings to subsidiaries in 1999.

Operating expenses

	Year ended 31 December 2001		Year ended 31 December 2000		Year ended 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
By geographical segment						
Europe	**7,288**	**49.1**	6,518	47.3	5,445	47.3
Hong Kong	**2,140**	**14.4**	1,986	14.4	1,896	16.5
Rest of Asia-Pacific	**1,397**	**9.4**	1,292	9.4	1,148	10.0
North America	**2,488**	**16.7**	2,363	17.1	1,582	13.7
Latin America	**1,549**	**10.4**	1,635	11.8	1,440	12.5
	14,862	**100.0**	13,794	100.0	11,511	100.0
Goodwill amortisation						
Europe	**632**		348		9	
Hong Kong	**–**		1		–	
Rest of Asia-Pacific	**8**		5		14	
North America	**142**		143		3	
Latin America	**17**		13		10	
	799		510		36	
Intra-HSBC elimination	**(257)**		(217)		(198)	
Total operating expenses	**15,404**		14,087		11,349	

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
By expense category:			
Staff costs	**8,553**	8,057	6,692
Premises and equipment (excluding depreciation)	**1,639**	1,480	1,329
Other administrative expenses	**3,279**	2,959	2,329
Administrative expenses*	**13,471**	12,496	10,350
Depreciation and amortisation			
– tangible fixed assets	**1,134**	1,081	963
– goodwill	**799**	510	36
Total operating expenses	**15,404**	14,087	11,349
Cost:income ratio (excluding goodwill amortisation)	**56.4**	55.3	53.9

* *Includes US$156 million (2000: US$121 million; 1999 US$164 million) of restructuring costs.*

Operating expenses (US$m)



18,000
15,000
12,000
9,000
6,000
3,000
0
3,279
1,639
8,553
2,959
1,480
8,057
2,329
1,329
6,692
2001
2000
1999
Staff costs
Other
Premises and equipment
Depreciation and amortisation

Staff numbers (full-time equivalent)

	As at 31 December		
	2001	2000	1999
Europe	**73,326**	69,629	53,861
Hong Kong	**24,654**	24,204	23,932
Rest of Asia-Pacific	**26,259**	22,919	21,375
North America	**18,518**	18,965	19,498
Latin America	**28,292**	25,907	27,181
Total staff numbers	**171,049**	161,624	145,847

Year ended 31 December 2001 compared with year ended 31 December 2000

Operating expenses were US$1,317 million higher than in 2000. This increase was mainly driven by the recent acquisitions together with a related US$289 million increase in goodwill amortisation.

In Europe, costs, excluding goodwill amortisation, increased by US$770 million compared with 2000 and included US$128 million of restructuring costs. At constant exchange rates, costs in 2001, excluding goodwill amortisation, were US$1,023 million, or 16 per cent, higher than in 2000, of which the inclusion of CCF's cost base accounted for US$769 million. Business expansion and increased information technology-related expenditure to support business development projects lay at the heart of the cost increase.

In Hong Kong, costs in 2001, excluding goodwill amortisation increased by US$154 million, or 8 per cent, compared with 2000. Staff costs increased by 10 per cent mainly to support business expansion in personal financial services, particularly in credit card and Mandatory Provident Fund products. Operating expenses, other than staff costs, rose by 5 per cent to support wealth management expansion and for the development of e-banking initiatives.

Financial Review (continued)

In the rest of Asia-Pacific, operating expenses, excluding goodwill amortisation, increased by US$105 million, or 8 per cent, compared with 2000. At constant exchange rates, the increase was 16 per cent. Recent acquisitions accounted for some US$31 million of the cost increase. The remaining growth in costs reflected higher staff numbers to support business expansion, particularly in personal financial services and wealth management initiatives together with a doubling of complement in our shared service centres in India and mainland China.

Operating costs, excluding goodwill amortisation, in North America were US$125 million, or 5 per cent, higher than in 2000. Of this increase, US$164 million related to development costs associated with *hsbc.com*. The underlying change in operating costs was a decrease of 1 per cent. This principally reflected a 2 per cent fall in the domestic cost base of HSBC Bank USA with a reduced level of restructuring charges offset by business expansion costs.

In Latin America, operating expenses at constant exchange rates were US$152 million, or 11 per cent, higher than in 2000. This mainly reflected the acquisition of CCF Brazil and restructuring costs. As economic conditions become less certain in the region, further cost controls were put in place to restrain cost growth.

The Group's global processing initiatives continue to develop with some 2000 staff employed at HSBC's global processing centres in China and India at 31 December 2001.

HSBC's cost: income ratio, excluding goodwill amortisation, was 56.4 per cent in 2001, reflecting the cost structure of new acquisitions and investment in the expanding wealth management businesses and IT.

Year ended 31 December 2000 compared with year ended 31 December 1999

Operating expenses were US$2,738 million higher than in 1999. This increase was mainly driven by the recent acquisitions together with a related US$474 million increase in goodwill amortisation.

Costs in the United States, excluding goodwill amortisation, were US$781 million higher, principally as a result of the acquisition of RNYC. During 2000, acquisition related cost savings were realised in most support and administrative functions and, to a lesser extent, in some front line businesses. Compensation and benefit packages were harmonised.

In Europe, costs, excluding goodwill amortisation, increased by US$1,073 million compared with 1999. At constant exchange rates, costs in 2000, excluding goodwill amortisation, would have been US$1,454 million, or 29 per cent, higher than 1999, of which acquisitions accounted for US$947 million. There were underlying increases in HSBC Bank plc and in investment banking. In HSBC Bank plc, there was increased spending reflecting growth in wealth management business and IT and IT-related costs to support development projects directed at improved customer service, particularly new distribution channels. In investment banking, profit-related pay increased in line with improved business performance.

In Hong Kong, costs in 2000, excluding goodwill amortisation, were US$90 million higher than in 1999 with the increase mainly related to the launch of the Mandatory Provident Fund, expanded marketing programmes and e-banking initiatives. In the rest of Asia-Pacific, cost growth was to support business expansion. In addition, marketing spend increased as the economies recovered. Increased costs in Latin America reflected business growth, restructuring to achieve operating efficiencies and the transfer to subsidiary status of the Argentine pensions and life business in 1999.

Global processing is now operational in China and India with some 1,000 staff employed at two global processing centres. A global e-procurement project has also been established. These initiatives will enhance HSBC's productivity through economies of scale and processing efficiencies.

HSBC's cost:income ratio, excluding goodwill amortisation, was 55.3 per cent in 2000, reflecting the cost structures of the new acquisitions and of the expanding wealth management businesses.

Provisions for bad and doubtful debts

	Year ended 31 December 2001		Year ended 31 December 2000		Year ended 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
By geographical segment:						
Europe	**441**	**21.6**	348	37.3	438	21.1
Hong Kong	**197**	**9.7**	248	26.6	585	28.2
Rest of Asia-Pacific						
– normal	**172**	**8.4**	159	17.1	809	39.1
– release of special general provision	**–**	**–**	(174)	(18.7)	–	–
North America	**287**	**14.1**	147	15.8	108	5.2
Latin America						
– normal	**340**	**16.7**	204	21.9	133	6.4
– additional general provision against Argentine exposures	**600**	**29.5**	–	–	–	–
	2,037	**100.0**	932	100.0	2,073	100.0

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**2,670**	2,293	2,993
releases and recoveries	**(1,206)**	(1,083)	(869)
	1,464	1,210	2,124
– general charge/(release)			
special provision reflecting Asian risk raised in 1997	**–**	(174)	–
additional provision against Argentinian exposure	**600**	–	–
other	**(27)**	(106)	(47)
	573	(280)	(47)
Customer bad and doubtful debt charge	**2,037**	930	2,077
Loans and advances to banks			
– net specific charge/(release)	**–**	2	(4)
Total bad and doubtful debt charge	**2,037**	932	2,073
Customer bad debt charge as a percentage of closing gross loans and advances	**0.64%**	0.31%	0.85%

Year ended 31 December 2001 compared with year ended 31 December 2000

The bad and doubtful debt charge at US$2,037 million in 2001 was US$1,105 million higher than in 2000. The increase was dominated by a US$600 million additional general provision against Argentine exposure together with higher new specific provisions requirements in Indonesia, Brazil, Argentina and France.

In the United Kingdom, there was a less favourable economic environment particularly in the manufacturing sector although there were lower new specific provisions reported against personal lending. In France, there were new specific provisions required for a small number of corporate borrowers and on retail and commercial portfolios. Elsewhere in Europe, the increase in new specific provisions arose on corporate borrowers.

In Hong Kong, the charge for new specific provisions was largely unchanged with an increase in provisions against personal customers mainly offset by lower charges against corporate borrowers. Mortgage delinquency rates remained low. Non-performing advances as a percentage of total customer advances improved to 2.9 per cent, compared with 3.8 per cent at the end of 2000.

The significant change in the net customer bad and doubtful debt charge for Asia-Pacific is accounted for by the release of part of the special general provision in 2000. New specific provisions were slightly higher than in 2000 reflecting further provisioning on existing non-performing loans due to the current political and economic uncertainties in Indonesia and on an energy sector corporate exposure in India. This was partly offset by lower new specific provisions required in Malaysia, mainland China and the Middle East. Releases and recoveries were higher than 2000, mainly as a result of the liquidation of security held against a loan to Olympia and York.

Credit quality deteriorated modestly in North America during 2001. There were lower new specific provisions required in the United States notwithstanding provisions against an exposure to an energy sector corporate and HSBC Bank USA's principal airline exposure. New specific provisions were higher in Canada following the deterioration of a small number of commercial facilities.

Although in terms of non-performing loans, overall credit quality in North America remained stable in 2001, it is still too early to determine the medium to longer-term effect that the events of 11 September, the impact on market liquidity of the Enron collapse and the general economic slowdown may have on the overall credit portfolio.

The bad debt charge in Latin America reflected the recent severe economic deterioration in Argentina where unprecedented political and economic uncertainty caused us to raise general provisions by US$600 million. In addition, new specific provisions in Argentina were US$64 million higher than in

Financial Review (continued)

2000. In Brazil, provisioning requirements rose by US$75 million (at constant exchange rates US$80 million) following growth in the lending portfolio.

Year ended 31 December 2000 compared with year ended 31 December 1999

The bad and doubtful debt charge at US$932 million in 2000 was US$1,141 million lower than in 1999. The decrease was driven by a sharp fall in new specific provisions against customer advances, together with increased releases and recoveries, including a US$174 million release of the special general provision raised in 1997 against Asian risk.

New specific provisions against customer advances declined by 23 per cent to US$2,293 million compared with 1999. This reflected improved economic conditions and lower interest rates in Asia and strong liquidity in all major markets. There was continuing progress in loan workouts to achieve releases and recoveries.

In the United Kingdom, underlying credit quality remained stable with the lower net charge reflecting a higher level of recoveries, and no individually significant provisions in 2000. The charge for credit losses in France was minimal, consistent with prior periods and reflective of the quality of CCF's business.

Asset quality in Hong Kong reflected the improved economic conditions, with increased provisions for residential mortgage loans more than offset by lower provisions for other personal lending and corporate accounts. Delinquency rates for residential mortgages remained low.

Non-performing customer advances decreased in the rest of Asia-Pacific due to a combination of write-offs, credit upgrades and recoveries. The net charge for bad and doubtful debts for exposures to mainland China related companies was only US$3 million compared with a charge in 1999 of US$306 million. There were net releases of provisions against exposures to customers booked in Indonesia, Thailand and Singapore. In Malaysia, the bad debt charge rose slightly in the second half of the year due to lower than expected recoveries caused by delays in debt restructuring stemming from a weak stock market; as compared to 1999 the provisions charge in Malaysia was US$256 million lower. In 2000, 60 per cent of the special general provision of US$290 million made in 1997 in respect of Asia was released. In view of the slowdown in the US economy and its possible implications for the Asian economies as a whole, the balance of the special general provision has been transferred to augment the general bad debt provision.

In North America, although the overall quality of the portfolio remained sound, non-performing loans rose slightly due to some deterioration in the quality of leveraged credits: these constituted a small portion of outstanding advances.

In Latin America, non-performing loans rose due to severe economic conditions in Argentina, the inclusion of new business acquired in Panama and as a result of the expansion of profitable consumer lending in Brazil.

At 31 December 2000, non-performing customer advances represented 3.5 per cent of gross customer advances compared with 4 per cent at 31 December 1999.

Provisions for bad and doubtful debts as a percentage of average gross loans and advances to customers

Average gross loans and advances to customers are allocated to geographical segment by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by location of the lending branch.

In each of the years, the provisions for bad and doubtful debts on loans and advances to banks expressed as a percentage of average gross loans and advances to banks is nil.

Provisions for bad and doubtful debts as a percentage of average gross loans and advances to customers

	Europe %	Hong Kong %	Rest of Asia Pacific %	North America %	Latin America %	Total %
Year ended 31 December 2001						
New provisions	**0.60**	**0.66**	**1.86**	**0.57**	**6.21**	**0.86**
Releases and recoveries	**(0.24)**	**(0.36)**	**(1.31)**	**(0.14)**	**(1.90)**	**(0.39)**
Net charge for specific provisions	**0.36**	**0.30**	**0.55**	**0.43**	**4.31**	**0.47**
Total provisions charged	**0.33**	**0.29**	**0.55**	**0.41**	**13.25**	**0.65**
Amounts written off net of recoveries	**0.28**	**0.88**	**0.93**	**0.39**	**4.98**	**0.61**
Year ended 31 December 2000						
New provisions	0.53	0.68	1.70	0.65	4.72	0.81
Releases and recoveries	(0.28)	(0.31)	(1.16)	(0.17)	(1.56)	(0.39)
Net charge for specific provisions	0.25	0.37	0.54	0.48	3.16	0.42
Total provisions charged	0.28	0.37	(0.05)	0.25	3.19	0.32
Amounts written off net of recoveries	0.35	0.64	1.39	0.45	1.28	0.58
Year ended 31 December 1999						
New provisions	0.78	1.09	3.48	0.54	3.82	1.24
Releases and recoveries	(0.35)	(0.15)	(0.83)	(0.23)	(1.30)	(0.36)
Net charge for specific provisions	0.43	0.94	2.65	0.31	2.52	0.88
Total provisions charged	0.45	0.88	2.61	0.25	2.64	0.86
Amounts written off net of recoveries	0.30	0.37	0.95	0.28	1.33	0.42

Gains on disposals of investments

Figures in US$m	Year ended 31 December 2001	2000	1999
Gains/(losses) on disposal of:			
– equity investments	**305**	228	439
– debt securities	**170**	66	–
– part of a business	**–**	(11)	10
– other participating interests	**4**	(11)	–
– associates	**257**	–	3
– subsidiaries	**21**	–	(2)
– other	**(3)**	30	–
	754	302	450

Year ended 31 December 2001 compared with year ended 31 December 2000

During 2001, HSBC made 15 business acquisitions and completed 10 business disposals.

Gains on disposals of investments of US$754 million included a profit of US$200 million on the sale of HSBC's stake in British Interactive Broadcasting ('BiB') to BSkyB.

HSBC's European results were bolstered by gains on the disposal of the stake in Quilter and by profits in Germany on the sale of the majority stake in our fledgling internet broker Pulsiv and ERGO.

In Hong Kong we made gains on the sale of HSBC's investment in Modern Terminals Limited and the disposal of our 50 per cent stake in Central Registration Hong Kong Limited to the other 50 per cent shareholder, Computershare.

In the United States, we realised significant gains, substantially in the first half of the year, on the sale of a number of mortgage-backed and other debt securities as long-term portfolios were adjusted to respond to changed economic circumstances, particularly the potential loss of value from mortgage refinancing. Similar, but smaller gains were achieved in other locations.

Year ended 31 December 2000 compared with year ended 31 December 1999

HSBC Private Equity disposed of a number of equity investments from its portfolio in 2000, realising profits of US$61 million compared with US$114 million in 1999. The investment bank in Asia recorded profits on disposal of investments of US$95 million in 2000 compared with US$205 million in 1999.

Taxation

Figures in US$m	Year ended 31 December 2001	2000	1999
UK corporation tax charge	**416**	856	596
Overseas taxation	**1,570**	1,468	1,313
Deferred taxation	**(425)**	(78)	129
Joint ventures	**(13)**	(7)	–
Associates	**26**	(1)	–
Total charge for taxation	**1,574**	2,238	2,038
Effective taxation (per cent)	**19.7**	22.9	25.5
Standard UK corporation tax rate (per cent)	**30.0**	30.0	30.25

Financial Review (continued)

Analysis of overall tax charge

Figures in US$m	Year ended 31 December 2001	2000	1999
Taxation at UK corporate tax rate of 30.0% (2000:30.0% 1999: 30.25%)	**2,400**	2,932	2,415
Impact of differently taxed overseas profits in principal locations	**(616)**	(498)	(418)
Unrecognised (previously unrecognised) tax benefits	**(499)**	(137)	35
Tax free gains	**(102)**	(15)	–
Argentine losses	**336**	–	–
Goodwill amortisation	**263**	172	11
Other items	**(208)**	(216)	(5)
	1,574	2,238	2,038

Year ended 31 December 2001 compared with year ended 31 December 2000

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation taxation at 30 per cent, the rate for the calendar year 2001 (2000: 30 per cent). Overseas tax included Hong Kong profits tax of US$450 million (2000: US$478 million), provided at a rate of 16 per cent (2000: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

HSBC's effective tax rate of 19.7 per cent in 2001 was lower than that for 2000 (22.9 per cent) mainly as a result of profit mix, untaxed disposal gains and resolution of a number of tax uncertainties allowing recognition of previously unrecognised benefits.

As a result of changes in the UK basis of taxation of overseas income, there was a release of the remaining balance of a deferred tax provision previously held in respect of additional UK tax on profit remittances from overseas. Settlement of a number of outstanding tax computations allowed release of related tax contingencies including one relating to a material capital allowance claim. In addition, certain capital gains have been covered by previously unrecognised capital losses, allied to the fact that tax-free gains in Hong Kong were greater in 2001 than in 2000. North American operations represented a lower percentage of HSBC's profits in 2001 than in 2000. No tax relief has been assumed in 2001 for the additional general bad debt provision in respect of Argentina.

At 31 December 2001, there were potential future tax benefits of US$220 million (2000: US$350 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowable for tax and capital losses which have not yet been recognised because realisation of the benefits is not considered certain.

Year ended 31 December 2000 compared with year ended 31 December 1999

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2000, compared with 30.25 per cent in 1999. Overseas tax included Hong Kong profits tax of US$478 million, compared with US$367 million in 1999, provided at a rate of 16.0 per cent for both years on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 31 December 2000, there were potential future tax benefits of approximately US$350 million compared with US$520 million at 31 December 1999, in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax and capital losses which have not been recognised because realisation of the benefits is not considered certain.

Asset deployment

	At 31 December 2001 US$m	**%**	At 31 December 2000 US$m	%
Loans and advances to customers	**308,649**	**44.9**	289,837	43.5
Loans and advances to banks	**104,641**	**15.2**	126,032	18.9
Debt securities	**160,579**	**23.4**	132,818	20.0
Treasury bills and other eligible bills	**17,971**	**2.6**	23,131	3.5
Equity shares	**8,057**	**1.2**	8,104	1.2
Intangible fixed assets	**14,581**	**2.1**	15,089	2.3
Other	**72,762**	**10.6**	70,610	10.6
	687,240	**100.0**	665,621	100.0
Hong Kong SAR Government certificates of indebtedness	**8,637**		8,193	
Total assets	**695,877**		673,814	
Loans and advances to customers include:				
– reverse repos	**14,823**		12,158	
– settlement accounts	**11,761**		6,954	
Loans and advances to banks include:				
– reverse repos	**10,926**		12,341	
– settlement accounts	**4,433**		6,745	

Assets 2001 (excluding Hong Kong Government certificates of indebtedness)

	%	US$bn
Treasury and other eligible bills	2.6	18.0
Debt securities	23.4	160.6
Loans and advances to banks	15.2	104.6
Loans and advances to customers	44.9	308.6
Other	13.9	95.4
Total	100.0	687.2



Assets 2000 (excluding Hong Kong Government certificates of indebtedness)

	%	US$bn
Treasury and other eligible bills	3.5	23.1
Debt securities	20.0	132.8
Loans and advances to banks	18.9	126
Loans and advances to customers	43.5	289.8
Other	14.1	93.9
Total	100.0	665.6



31 December 2001 compared with 31 December 2000

HSBC's total assets at 31 December 2001 were US$696 billion, an increase of US$22 billion, or 3 per cent, since 31 December 2000; at constant exchange rates, the increase was US$39 billion, or 6 per cent. The growth attributable to acquisitions was US$7 billion.

HSBC's balance sheet remained highly liquid, reflecting further strong growth in customer deposits and limited credit demand in some countries. Approximately 45 per cent of the balance sheet was deployed in customer loans and advances which was one per cent higher than at 31 December 2000.

At constant exchange rates, gross loans and advances to customers (excluding loans to the financial sector) at 31 December 2001 were US$16 billion, or 6 per cent, higher than at 31 December 2000. Personal lending grew by 10 per cent and constituted 39 per cent of gross customer lending at 31 December 2001, compared with 39 per cent at 31 December 2000. This reflected the acquisitions of Banque Hervet and NRMA Building Society as well as strong organic growth in the UK, United States, Malaysia, Taiwan, Korea and India. Loans and advances to the commercial and corporate customer base (excluding Governments) grew by 2 per cent reflecting muted loan demand from this sector.

At 31 December 2001, assets held by the Group as custodian amounted to US$1,300 billion. Custody is the safe-keeping and administration of securities and financial instruments on behalf of others. Funds under management amounted to US$284 billion at 31 December 2001.

Debt securities and equity shares

Debt securities held in the accruals book at 31 December 2001 showed an unrecognised gain, net of off-balance-sheet hedges, of US$885 million compared with an unrecognised gain of US$711 million at 31 December 2000. Equity shares included US$4,755 million held on investment account, compared with US$4,638 million at 31 December 2000, on which there was an unrecognised gain of US$539 million compared with US$1,135 million at 31 December 2000.

Funds under management

Funds under management of US$284 billion were US$11 billion, or 4 per cent, lower than at 31 December 2000.

During the year, both our asset management and private banking businesses attracted net funds inflows. However, the sale of specialised CCF fund managing businesses, the fall in global equity markets and the impact of the continued strengthening of the US dollar on our sterling and euro denominated funds, have resulted in a fall in the value of funds under management.

Funds under management	US$bn
At 1 January 2001	295
Additions	79
Withdrawals	(51)
Value change	(25)
Exchange and other	(14)
At 31 December 2001	284

Economic profit

HSBC's internal performance measures include economic profit, a measure which compares the return on the amount of capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices that cost of capital internally and the

Financial Review (continued)

difference between that cost and post-tax profit attributable to ordinary shareholders is the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. HSBC internally emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate focus on external factors rather than measurement bases. As a result of this, HSBC has consistently used a benchmark cost of capital of 12.5 per cent on a consolidated basis. Given recent changes in interest rates and in the composition of HSBC, HSBC believes that its true cost of capital on a consolidated basis is now 10.5 per cent. HSBC plans to continue to use the figure of 12.5 per cent to ensure consistency and to help comparability.

Economic profit fell by US$1,924 million, or 113 per cent, compared with 2000 reflecting the settlement of the Princeton Note Matter, the exceptional provisions in respect of Argentina and higher invested equity following the acquisition of CCF. Measurement of economic profit involves a number of assumptions and, therefore, management believe that the trend over time is more relevant than the absolute economic profit reported for a single period.

Economic profit

	2001		2000	
	US$m	**%**	US$m	%
Average invested capital	**51,933**		43,744	
Return on invested capital*	**6,274**	**12.1**	7,174	16.4
After charging:				
Princeton settlement	**(323)**	**(0.6)**	–	–
Additional Argentine general provisions and losses	**(1,120)**	**(2.2)**	–	–
Benchmark cost of capital	**(6,492)**	**(12.5)**	(5,468)	(12.5)
Economic profit	**(218)**	**(0.4)**	1,706	3.9

* *Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects cash invested capital.*

Analysis by geographical segment

Profit on ordinary activities before tax by segment

	Year ended 31 December					
	2001		2000		1999	
	US$m	**%**	US$m	%	US$m	%
Europe	**3,542**	**44.3**	3,658	37.4	3,322	41.6
Hong Kong	**3,883**	**48.5**	3,691	37.8	3,054	38.3
Rest of Asia-Pacific	**1,088**	**13.6**	1,265	12.9	329	4.1
North America	**481**	**6.0**	850	8.7	959	12.0
of which Princeton	**(575)**	**(7.2)**	–	–	–	–
Latin America	**(994)**	**(12.4)**	311	3.2	318	4.0
of which Argentina provisions	**(1,120)**	**(14.0)**	–	–	–	–
Total	**8,000**	**100.0**	9,775	100.0	7,982	100.0

Total assets by segment

	31 December 2001		31 December 2000	
Total assets*	**US$m**	**%**	US$m	%
Europe	**297,701**	**43.3**	295,274	44.4
Hong Kong	**175,652**	**25.6**	176,545	26.5
Rest of Asia-Pacific	**62,151**	**9.0**	56,676	8.5
North America	**136,526**	**19.9**	118,053	17.7
Latin America	**15,210**	**2.2**	19,073	2.9
Total	**687,240**	**100.0**	665,621	100.0

* *Excluding Hong Kong SAR Government certificates of indebtedness.*

The results of operations by lines of business are included in the following segmental disclosures in the appropriate geographical segment. A separate commentary is provided on the aggregate results of each line of business on pages 72 to 78.

In the analysis of profit by geographical segment which follows, the total of operating income and operating expenses includes intra-HSBC items of US$257 million in 2001, US$217 million in 2000 and US$198 million in 1999.

Europe

Cash basis profit before tax

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
UK banking	**2,394**	2,205	2,123
France	**587**	176	–
International banking	**278**	426	401
Treasury and capital markets	**487**	305	265
HSBC Private Banking Holdings (Suisse) SA	**211**	290	–
HSBC Trinkaus & Burkhardt	**133**	133	155
Other*	**92**	486	387
	4,182	4,021	3,331

* *Other primarily relates to other operating subsidiaries and the holding company sub-group.*

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Net interest income	**5,563**	4,988	4,231
Dividend income	**116**	84	93
Net fees and commissions	**4,210**	4,100	3,424
Dealing profits	**708**	787	543
Other income	**1,022**	951	876
Other operating income	**6,056**	5,922	4,936
Total operating income	**11,619**	10,910	9,167
Staff costs	**(4,227)**	(3,862)	(3,220)
Premises and equipment	**(786)**	(651)	(545)
Other	**(1,619)**	(1,374)	(1,122)
Depreciation	**(656)**	(631)	(558)
	(7,288)	(6,518)	(5,445)
Goodwill amortisation	**(632)**	(348)	(9)
Operating expenses	**(7,920)**	(6,866)	(5,454)
Operating profit before provisions	**3,699**	4,044	3,713
Provisions for bad and doubtful debts	**(441)**	(348)	(438)
Provisions for contingent liabilities and commitments	**(30)**	(67)	(114)
Amounts written off fixed asset investments	**(90)**	(23)	(20)
Operating profit	**3,138**	3,606	3,141
Share of operating (loss) in joint ventures	**(79)**	(51)	–
Share of operating profits/(losses) in associates	**42**	(45)	(1)
Gains on disposal of investments and tangible fixed assets	**441**	148	182
Profit on ordinary activities before tax*	**3,542**	3,658	3,322
* *of which United Kingdom*	**3,147**	3,127	2,707

	Year ended 31 December		
	2001	2000	1999
Share of HSBC's pre-tax profits (cash basis) (per cent)	**47.5**	39.0	41.5
Share of HSBC's pre-tax profits (per cent)	**44.3**	37.4	41.6
Cost:income ratio (excluding goodwill amortisation) (per cent)	**62.7**	59.7	59.4
Period-end staff numbers (full-time equivalent)	**73,326**	69,629	53,861

Bad and doubtful debts

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**802**	607	764
releases and recoveries	**(325)**	(304)	(343)
	477	303	421
– general (release)/charge	**(36)**	43	19
Customer bad and doubtful debt charge	**441**	346	440
Loans and advances to banks			
– net specific (release)/charge	**–**	2	(2)
Total bad and doubtful debt charge	**441**	348	438
Customer bad debt charge as a percentage of closing gross loans and advances	**0.32%**	0.3%	0.4%

Figures in US$m	**At 31 December 2001**	At 31 December 2000
Assets		
Loans and advances to customers (net)	**133,380**	129,143
Loans and advances to banks (net)	**40,641**	45,040
Debt securities, treasury bills and other eligible bills	**66,255**	63,280
Total assets	**297,701**	295,274
Liabilities		
Deposits by banks	**36,908**	43,888
Customer accounts	**169,371**	159,505

Year ended 31 December 2001 compared with year ended 31 December 2000

Economic activity in Europe slowed with industrial production contracting in all major economies and job cuts affected consumer spending to varying degrees in most countries in the Eurozone. There are increasing signs that the fourth quarter of 2001 marked the low point in the Eurozone's economic cycle and there is expected to be a gradual recovery in 2002 as the cuts in interest rates, made during 2001, take effect and real incomes are boosted by further declines in inflation.

The United Kingdom continued to register strong GDP growth, expected to be 2.2 per cent, in 2001. Disparities within the United Kingdom economy widened as consumer spending boosted by very low interest rates, high employment levels and continued strong house price inflation masked an industrial recession given the global slowdown and continued high level of sterling. However, expected downward pressures on households, as the squeeze on company profits forces job redundancies and an increased vulnerability to interest rate rises from higher levels of debt, are expected to cause a slowdown in 2002.

France is expected to register strong GDP growth of 2.1 per cent in 2001. France saw considerable growth in consumer spending and in fixed investment. The growth in French consumer spending reflected lower unemployment, as a result of labour market reforms in the first part of 2001. Unemployment, after falling to a 17 year low in the first quarter of 2001 trended higher in the fourth quarter reflecting the effects of global slowdown on the French economy. Germany is the only major European economy to have registered an outright recession in 2001, albeit a very modest one. GDP growth for 2001, forecast to be 0.8 per cent, reflected the effects of over supply in the construction sector following the post-unification boom and the lagged impact of higher interest rates in 1999/2000. Despite the global downturn, German exports held up reasonably well. The main disappointment was the weakness in consumer spending, despite large income tax cuts, and a fall in capital spending, in both construction and plant and machinery.

European operations contributed US$3,542 million to HSBC's profit before tax in 2001 and represented 44.3 per cent of pre-tax profits. On a cash basis, Europe's pre-tax profits were US$4,182 million, US$161 million, or 4 per cent higher than in 2000 reflecting the first full year contribution from CCF. At constant exchange rates, cash earnings (excluding CCF) were slightly lower compared with 2000 as a result of significantly lower revenues from securities, related commissions and corporate finance.

The process of integration of CCF is now complete and has generated the additional revenues expected when the transaction was announced. This, together with a higher level of costs savings will result in our €150 million post-tax synergy target being exceeded. During 2001 management responsibility for HSBC's businesses in France, Spain, Italy, Belgium and the Netherlands was transferred to CCF, whilst CCF's Private Banking operations in Switzerland, Monaco and Luxembourg were merged within HSBC Republic Suisse. Within France, the HSBC hexagon symbol has now been put on all branches in the CCF network and most of the investment banking businesses have been rebranded.

Banque Hervet, which was acquired by CCF, has more than 100,000 customers and 87 branches mainly in the greater Paris area and the central region of France. This acquisition will strengthen CCF's wealth management and commercial banking businesses. Banque Hervet contributed US$39 million to cash basis profit before tax.

In October 2001 HSBC, through HSBC Bank, acquired Demirbank TAS in Turkey at a cost of US$353 million. Following the acquisition of Demirbank, the fifth largest bank in Turkey, HSBC now has a network of 168 branches and offices in 38 cities across Turkey and offers a full range of financial services. Demirbank made a positive contribution in the two months of ownership to HSBC European results.

The following commentary on the Europe results is based on constant exchange rates.

Net interest income was US$788 million, or 17 per cent, higher at US$5,563 million of which US$593 million was attributable to CCF. The underlying increase was principally attributable to significantly higher net interest income in treasury and capital markets, growth in UK Banking and Turkey, the latter on short-term money market business due to volatile local market conditions. These increases were partly offset by a fall in net interest income in HSBC Republic Suisse reflecting a reduction in the benefit of net free funds from falling interest rates.

CCF's net interest income of US$889 million (2000: US$296 million for five months) reflected a full year trading period including the acquisition of Banque Hervet. Interest income was proportionally higher than the previous year due to growth in customer advances in both CCF's retail branches and regional banking subsidiaries. Net interest income also benefited from a slight improvement in credit spreads.

In UK Banking, net interest income was 2 per cent higher than in 2000. Balance sheet growth of 29 per cent was achieved in personal savings products, 8 per cent in personal current accounts and 14 per cent in business current accounts. The benefit of these higher deposits was reduced by the impact of HSBC Bank plc's product repricing which resulted in narrower spreads on a number of products, particularly savings accounts and residential mortgages. HSBC Bank plc's mortgage advances were US$2.5 billion, or 13 per cent, higher than 2000 reflecting an increase in new lending and improved retention of existing customers.

Net interest income earned in treasury and capital markets increased strongly compared to 2000. This increase was primarily due to earnings on money market business which benefited from reduced funding costs as short-term lending rates declined. In addition, the deployment of surplus liquidity in increasing holdings of investment grade corporate bonds also benefited net interest income.

Other operating income at US$6,056 million was US$370 million, or 7 per cent, higher than in 2000. Excluding CCF, other operating income at US$4,982 million was US$168 million, or 3 per cent lower than in 2000 reflecting reduced dealing profits and lower broking and other securities-related fee income from investment banking activities. These were partly offset by increased wealth management and corporate banking fees particularly in UK Banking.

CCF's other operating income was US$1,074 million in 2001 compared with US$536 million for the five months of 2000. Net fee income at US$781 million, US$415 million higher than the five month contribution in 2000 reflected a full year trading period including the acquisition of Banque Hervet. Net fee income was adversely affected by lower equity market related activities, and in spite of strong growth in Commercial and Corporate Banking and Capital Markets fees. That growth results both from good customer demand and the synergies allowed by the integration of CCF within HSBC. This integration also helped HSBC to strongly improve its positioning in the eurobond market. In addition, CCF's dealing profits of US$190 million, US$105 million higher than the five month contribution in 2000 reflected a full year trading period, good results in Treasury and Capital Markets and a less favourable performance in securities trading.

In UK Banking, other operating income at US$2,976 million was 4 per cent higher than in 2000, notwithstanding the bank's decision to remove charges for debit card withdrawals from ATM machines in the LINK network, on which US$49 million gross income was earned in 2000, and withdrawal of the loan to valuation fees on mortgages. The increase reflected growth in wealth management, higher fee income from cards and higher corporate banking fees.

Wealth management income increased by US$66 million, or 9 per cent, compared with 2000. Within this, notwithstanding the depressed market for investment products, income from life, pensions and investment products increased by US$45 million, or 16 per cent of which US$27 million related to non-recurring elements in the calculation of profits on long-term assurance business. General insurance income increased by 9 per cent primarily through the sale of income protection products.

Personal account overdraft fees and mortgage fees were reduced compared with 2000. Overdraft fees declined by US$41 million, reflecting a reduction in unauthorised overdrafts. Mortgage fees were US$7 million lower than 2000, mainly due to the removal of loan to valuation fees.

Corporate banking fees increased by 7 per cent benefiting from the bank's strategy of aligning corporate and investment banking services. In addition, increased transaction volumes resulted in a 14 per cent increase in fee income from cards.

In treasury and capital markets, other operating income was US$52 million, or 14 per cent, lower than 2000. This was primarily due to lower income in gilts trading, which did not repeat the strong performance of the first half of 2000 and the costs associated with the interest rate hedge on the increased holdings of investment grade corporate bonds.

In investment banking, there were significantly lower levels of fee income from broking and other-securities related income as the high market volumes and favourable stock market movements in the first half of 2000 were followed by eighteen months of declining volumes in primary and secondary equity markets and declines in merger and acquisition activity. Dealing profits in equity trading business were also lower as volumes fell sharply, reflecting the adverse market conditions.

Financial Review (continued)

Operating expenses before goodwill amortisation at US$7,288 million were US$1,023 million, or 16 per cent, higher than in 2000. CCF's operating expenses before goodwill amortisation were US$1,424 million (2000: US$674 million for five months) in 2001. Excluding CCF, operating expenses before goodwill amortisation at US$5,847 million were US$256 million higher than 2000. About a third of this related to increased information technology-related expenditure.

CCF operating costs of US$1,424 million (2000: US$674 million for five months) reflected a full year trading period and the acquisition of Banque Hervet, together with strict cost control. Excluding changes in corporate structure and on a full year basis, operating costs increased by only 1.7 per cent, mainly from non-recurring expenses.

Staff costs at US$4,227 million were US$521 million higher than 2000 (of which US$448 million related to CCF). In UK Banking staff costs increased by 7 per cent to US$1,922 million as staff numbers were increased to support business development and higher business volumes, including wealth management activities and customer telephone services. Additional IT staff numbers have supported service improvement projects, particularly relating to expanding delivery channels including the internet. Profit-related remuneration reflected the higher revenues generated in treasury and capital markets, offset by lower payments as revenues declined in securities related and corporate finance activities.

Non-staff costs grew by US$502 million (of which US$303 million related to CCF) to US$3,061 million, including an increase in information technology-related expenditure and an increase in the cost of services contracted out, primarily relating to the outsourcing of HSBC Bank plc's cash and cheque processing services.

Higher costs in Greece and Turkey reflected the acquisition of additional branches and in Turkey of Demirbank.

The charge for bad and doubtful debts was US$110 million, or 33 per cent, higher at US$441 million. Of this US$81 million was attributable to CCF. In UK Banking the charge for bad and doubtful debts was US$57 million, or 15 per cent, lower than in 2000. New specific provisions, recoveries and releases were in line with 2000 as underlying credit quality remained stable. Lower levels of new specific provisions were raised for First Direct and on credit card advances but new provisions for commercial loans were slightly higher and reflected problems seen in the manufacturing sector and weakening in business confidence.

In HSBC Republic Suisse, an increase in new provisions against a corporate exposure in the Channel Islands was offset by the release of general provisions. This release reflects the reassessment of the historical risk factors associated with higher quality private bank lending.

CCF's charge for bad and doubtful debts of US$77 million (2000: US$4 million release for five months) remains at a moderate level illustrating the good quality of CCF loan book in spite of some deterioration in the airline industry.

Provisions for contingent liabilities were US$36 million lower at US$30 million. The 2000 comparative included a charge in UK Banking for the amount of redress potentially payable to customers who may have been disadvantaged when transferring from or opting out of occupational pension schemes.

Amounts written off fixed asset investments of US$90 million arose mainly from venture capital investments and holdings of emerging technology stocks.

The share of operating losses in joint ventures primarily reflected HSBC's share of losses in Merrill Lynch HSBC's European operations. The 2000 comparatives for the share of operating losses in associated undertakings included losses of US$76 million in respect of HSBC Bank plc's 20 per cent shareholding in BiB.

Gains on disposal of fixed assets of US$441 million included the US$200 million profit in the first half of 2001, on the sale of HSBC Bank plc's 20 per cent shareholding in BiB. HSBC's European results were also bolstered by gains on disposal of the stake in Quilter and by profits in Germany on the sale of our fledgling internet broker Pulsiv and ERGO.

Year ended 31 December 2000 compared with year ended 31 December 1999

European operations contributed US$3,658 million to HSBC's profit before tax in 2000 and represented 37 per cent of pre-tax profits. Cash earnings were US$4,021 million in 2000, US$690 million, or 21 per cent, higher than in 1999. At constant exchange rates, cash earnings were US$925 million higher than 1999, of which CCF contributed US$169 million, HSBC Republic Suisse, US$290 million and RNYC and SRH, US$197 million. The following commentary on Europe's results is based on constant exchange rates.

Net interest income was US$1,040 million, or 26 per cent, higher at US$4,998 million of which some US$800 million was attributable to the recent acquisitions. The underlying increase was principally attributable to growth in UK Banking and income earned on funds raised in anticipation of the CCF acquisition, together with smaller increases in Offshore Banking and Turkey, the latter due to increased spreads reflecting local market conditions. These increases were partly offset by a US$147 million, or 40 per cent, decrease in Treasury and Capital Markets' money market business caused by a flattening of the yield curve and higher short-term funding costs, together with the maturing of high yielding assets.

In UK Banking, net interest income at US$3,222 million was 6 per cent higher than 1999 reflecting balance growth in personal and commercial current accounts, personal savings and personal and commercial lending. HSBC Bank plc's repricing of variable rate mortgages contributed to mortgage growth of US$1.7 billion, with a decline in mortgage spread. Spread was also reduced on savings products reflecting competitive pricing. The effect on UK Banking's margin of the reduction in spread was partly mitigated by a greater benefit from free funds.

Other operating income was US$1,335 million, or 29 per cent, higher than in 1999 of which recent acquisitions accounted for some US$750 million. The underlying increase reflected growth in UK Banking, Treasury and Capital Markets and Investment Banking, together with smaller increases in Offshore Banking, due to the successful launches of funds products, and HSBC Trinkaus & Burkhardt KGaA largely due to increased commission income on equity transactions.

In UK Banking, other operating income at US$3,001 million was 8 per cent higher than 1999, primarily reflecting growth in wealth management income and higher fee income from cards, corporate banking and global safe custody fees. Wealth management income showed a significant increase compared with 1999, up 14 per cent, from US$673 million to US$764 million. Within this, general insurance income increased by 7 per cent and private client income by 18 per cent. Life, pension and investment income increased by US$56 million, or 16 per cent, of which US$15 million was the benefit of a reduction in the discount rate, used to calculate the net present value of future earnings inherent in policies in force, from 12.5 per cent to 11.5 per cent. Global safe custody fee income increased by 36 per cent compared with 1999, benefiting from high transaction volumes in 2000, the acquisition of new customers and growth in assets under custody. Higher fee and other income was also generated by growth in personal current account and overdraft fees, increased card income and higher corporate banking fee income, mainly due to HSBC Bank plc's involvement in a buoyant mergers and acquisitions market.

In Treasury and Capital Markets, other operating income was US$386 million, 61 per cent higher than 1999. Foreign exchange income increased by 45 per cent reflecting higher volumes, particularly in respect of customer activities. Much of this was realised from an increase in business in the regional treasury centres, where income increased by 40 per cent. Fixed income results also improved notably in gilts and derivatives activity, linking with an increase in debt origination. The currency options business also expanded during 2000 with an increased presence in the euro zone following the absorption of RNYC's trading activities.

In Investment Banking, there were higher equity commissions reflecting increased global equity volumes. Fee income also rose, reflecting growth in Corporate Finance where business transacted with HSBC's corporate client base increased significantly.

Operating expenses, excluding goodwill amortisation, were US$1,073 million, or 20 per cent, higher than in 1999 of which some US$947 million was due to the recent acquisitions.

In UK Banking, operating expenses increased by US$258 million, or 8 per cent, to US$3,510 million and the cost:income ratio remained at 56.4 per cent. Staff costs increased by US$127 million, or 7 per cent, to US$1,935 million, reflecting growth in staff numbers to support growth in the wealth management business and increased business volumes, in addition to the effect of annual pay increases and incentive costs. Additional IT staff have supported development projects integral to the continued improvement in customer service,

Financial Review (continued)

particularly in relation to new delivery channels. As a result of business growth, HSBC Bank plc employed 3 per cent more staff on average during 2000. Non-staff costs increased by US$130 million, or 9 per cent. They were incurred primarily to support business development, including internet banking initiatives and continued branch services improvement. Increased business volumes also contributed to higher expenditure, including IT processing capacity. Increased marketing costs included higher card loyalty scheme costs.

Operating expenses also increased in Investment Banking, where profit-related remuneration reflected the improved performance, and in Offshore Banking, which reflected increased staff numbers in support of expansion. These increases were partly offset by a US$255 million, or 5 per cent, reduction in Treasury and Capital Markets due to improved operating efficiencies in the front and back offices.

The charge for bad and doubtful debts was US$62 million lower than 1999 at US$348 million. In UK Banking, the charge for bad and doubtful debts was US$397 million, US$73 million, or 16 per cent, lower than in 1999. There was a reduction of US$129 million in new provisions, with lower provisioning against corporate lending, mainly due to a small number of large provisions in 1999. Provisions were also lower against card balances and in First Direct. General provisions increased by US$42 million due to balance sheet growth. The credit environment remains satisfactory, but a small number of business and personal customers continue to face difficulties from market pressures and unforeseen changes in financial circumstances.

Provisions for contingent liabilities were US$37 million lower at US$67 million partly due to a lower charge in UK Banking for the amount of redress potentially payable to customers who may have been disadvantaged when transferring from or opting out of occupational pensions schemes.

The US$47 million share of operating losses in joint ventures principally reflects start-up costs of the new joint venture with Merrill Lynch to establish an online, investment led, broking and banking service for the mass affluent.

The net US$49 million share of operating losses in associated undertakings include losses of US$76 million reflecting HSBC Bank plc's 20 per cent shareholding in British Interactive Broadcasting ('BiB') and the associated investment in building its digital interactive television services, 'Open....'. In July 2000, HSBC Bank plc agreed to sell its investment in BiB to BSkyB.

Hong Kong

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Net interest income	**4,165**	3,997	3,735
Dividend income	**26**	34	39
Net fees and commissions	**1,172**	1,168	964
Dealing profits	**218**	229	211
Other income	**436**	359	338
Other operating income	**1,852**	1,790	1,552
Total operating income	**6,017**	5,787	5,287
Staff costs	**(1,279)**	(1,166)	(1,145)
Premises and equipment	**(234)**	(218)	(262)
Other	**(428)**	(412)	(299)
Depreciation	**(199)**	(190)	(190)
	(2,140)	(1,986)	(1,896)
Goodwill amortisation	**–**	(1)	–
Operating expenses	**(2,140)**	(1,987)	(1,896)
Operating profit before provisions	**3,877**	3,800	3,391
Provisions for bad and doubtful debts	**(197)**	(248)	(585)
Provisions for contingent liabilities and commitments	**6**	(10)	2
Amounts written off fixed asset investments	**(18)**	(9)	(5)
Operating profit	**3,668**	3,533	2,803
Share of operating profit in associated undertakings	**17**	21	15
Gains on disposal of investments and tangible fixed assets	**198**	137	236
Profit on ordinary activities before tax	**3,883**	3,691	3,054
Share of HSBC's pre-tax profits (cash basis) (per cent)	**44.1**	35.9	38.1
Share of HSBC's pre-tax profits (per cent)	**48.5**	37.8	38.3
Cost:income ratio (excluding goodwill amortisation) (per cent)	**35.6**	34.3	35.9
Period-end staff numbers (full-time equivalent)	**24,654**	24,204	23,932

Bad and doubtful debts

Figures in US$m	Year ended 31 December 2001	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**449**	454	720
releases and recoveries	**(243)**	(207)	(101)
	206	247	619
– general (release)/charge	**(9)**	1	(34)
Customer bad and doubtful debt charge	**197**	248	585
Total bad and doubtful debt charge	**197**	248	585
Customer bad debt charge as a percentage of closing gross loans and advances	**0.29%**	0.37%	0.90%

Figures in US$m	At 31 December 2001	At 31 December 2000
Assets		
Loans and advances to customers (net)	**67,359**	64,369
Loans and advances to banks (net)	**42,516**	57,154
Debt securities, treasury bills and other eligible bills	**49,625**	38,913
Total assets (excluding Hong Kong SAR Government certificates of indebtedness)	**175,652**	176,545
Liabilities		
Deposits by banks	**3,271**	2,220
Customer accounts	**146,544**	146,394

Year ended 31 December 2001 compared with year ended 31 December 2000

Despite large interest rate cuts, the Hong Kong economy contracted through most of 2001 as consumer spending was hit by rising unemployment and a weak property market. The ongoing deflation kept demand for consumption and investment loans weak.

Hong Kong's operations contributed US$3,883 million to HSBC's cash basis profit before tax, an increase of US$191 million, or 5 per cent, compared with 2000, and represented 48.5 per cent of HSBC's cash basis profit before tax.

Net interest income increased by US$168 million, or 4 per cent, to US$4,165 million in 2001, primarily reflecting a switch from interbank lending to corporate bonds, the placement of increased average customer deposits in debt securities and increased spreads on treasury activities. In addition, successful marketing campaigns to target growth in credit card loans and wider spreads on foreign currency customer deposits also contributed to the increase in net interest income. This was partly offset by reduced spreads on residential mortgages and Hong Kong dollar deposits and subdued corporate loan demand. The combination of increased market liquidity and shortage of quality lending opportunities reduced margins earned on corporate loans.

Driven by continued growth in average customer deposits, average interest-earning assets in Hong Kong increased by 6 per cent. However with little demand for new lending, these deposits together with the switch from interbank lending, funded a significant increase in debt securities. Despite intense mortgage price competition and subdued demand for corporate loans, there was a small increase in average customer loans principally credit card advances, term lending and residential mortgages. The success of focused marketing initiatives was reflected in an increase of over 23 per cent in average credit card advances, with the number of credit cards now in issue increasing from 2.5 million to some 2.7 million at 31 December 2001.

For The Hongkong and Shanghai Banking Corporation in Hong Kong the net interest margin at 2.48 per cent (one basis point higher) was largely unchanged from 2000. Spread improved by 18 basis points mainly due to a combination of reduced funding costs on treasury activities, increased higher-yielding credit card balances and widening of spreads on foreign currency deposits. In addition, a reduction in the level of suspended interest, net of releases and recoveries, accounted for six basis points of the improvement in spread. This was partly offset by reduced spreads on Hong Kong dollar savings and time deposits and residential mortgage loans. The contribution from net free funds fell by 17 basis points due to lower average interest rates during the year.

In Hang Seng Bank, the net interest margin decreased to 2.56 per cent, 12 basis points lower than 2000. Spread improved by nine basis points mainly due to the benefits of a higher spread on increased holdings of fixed rate investment securities, growth in lower-cost customer deposits and a wider gap between the Hong Kong best lending rate ('BLR') and interbank rates. These positive effects were partly offset by a further decline in mortgage yields and reduced spreads on term deposits. The contribution from net free funds fell by 21 basis points due to lower average interest rates during the year.

Financial Review (continued)

Continued price competition in the residential loan market resulted in further reductions in the average yield on the residential mortgage portfolio. Excluding Government Home Ownership Scheme loans and staff loans, the average yield earned by The Hongkong and Shanghai Banking Corporation in Hong Kong on this portfolio fell to 86 basis points below BLR in 2001, before accounting for the effect of cash incentive payments, compared with 27 basis points below BLR in 2000. Hang Seng Bank saw its average yield on the residential mortgage portfolio fall to 84 basis points below BLR in 2001, compared with 26 basis points below BLR in 2000.

Other operating income was US$62 million, or 3 per cent, higher than 2000. Within other operating income, insurance income increased by US$48 million, or 28 per cent, reflecting significant growth in new life insurance business. HSBC's operations in Hong Kong increased market share with growth of over 90 per cent in individual life insurance premiums. The Mandatory Provident Fund ('MPF') products launched in December 2000 now provide MPF services to over 770,000 individuals. Dealing profits were US$11 million lower than in 2000 as increased profits on interest rate derivatives trading were offset by losses on the mark-to-market of corporate debt securities as credit spreads widened in the latter part of 2001 on the back of reduced corporate earnings in the current economic environment.

Net fees and commissions at US$1,172 million were slightly higher when compared with US$1,168 million in 2000. Securities and stockbroking fee income fell sharply by US$59 million, or 28 per cent, due to lower stock market volumes reflecting the poor market sentiment. In addition, stock market-related revenues were also affected by an increase in the volume of customer trades being executed via the internet. Over 60 per cent of all trades are now transacted through this low cost channel. There was an encouraging increase in fee income from the sale of unit trust products, reflecting the successful sale of capital guaranteed funds during 2001. Fee income from sales of unit trusts in HSBC's Hong Kong operations increased by US$71 million, or over 140 per cent, compared to 2000. In addition, fee income from cards increased by US$13 million, or 6 per cent following the increase in number of cards in issue in Hong Kong.

Operating expenses excluding goodwill increased by US$154 million, or 8 per cent, compared with 2000. Staff costs increased by US$113 million, or 10 per cent. The increase in staff numbers in Hong Kong of 450 to 24,654 at 31 December 2001, which supported business expansion in credit card advances and Mandatory Provident Fund products and salary increments were the main contributors to this increase. In addition, US$42 million of the increased staff costs related to higher retirement benefit costs mainly in Hang Seng Bank where additional payments were made to maintain the fully funded position of the staff retirement benefit scheme. Operating expenses, other than staff costs, increased by US$41 million, or 5 per cent, mainly in advertising and marketing expenses to support various initiatives, including the promotion of credit cards, launch of capital guaranteed funds and other personal banking products and development costs relating to e-banking initiatives.

The charge for provisions for bad and doubtful debts decreased by US$51 million compared with 2000. The charge for new specific provisions was largely unchanged. An increase in new provision levels for personal customers, to reflect the underlying risks within the consumer portfolio as targeted growth in personal lending led to an expected and corresponding increase in delinquencies, was offset by lower charges against corporate customers. Mortgage delinquency rates however remained low in absolute terms. Releases and recoveries of specific provisions were higher than 2000 mainly in The Hongkong and Shanghai Banking Corporation in Hong Kong.

Non-performing advances as a percentage of total advances improved to 2.9 per cent, compared with 3.8 per cent at the end of 2000.

Gains on disposal of investments and tangible fixed assets amounted to US$198 million, an increase of US$61 million compared with 2000. During the first half of 2001, HSBC's operations in Hong Kong disposed of their interest in Modern Terminals and a 50 per cent shareholding in Central Registration. These were augmented by gains on disposals of other investment securities throughout 2001.

Year ended 31 December 2000 compared with year ended 31 December 1999

Hong Kong's economy registered double-digit growth in the first three quarters of 2000. High real interest rates depressed domestic activity and the local property market and, with loan demand remaining sluggish, there was intense competition in the residential mortgage sector leading to exceptional levels of remortgaging.

Hong Kong operations contributed US$3,691 million to HSBC's profit before tax. On a cash basis, Hong Kong operations contributed US$3,692 million to HSBC's cash basis profit before tax, an increase of 21 per cent compared with 1999, and represented 36 per cent of HSBC's cash basis profit before tax.

Net interest income increased by US$262 million, or 7 per cent, to US$3,997 million, which primarily reflected the placement of increased customer deposits.

Driven by continued growth in customer deposits, there were increases in most categories of average interest-earning assets particularly debt securities and other liquid assets. For the bank in Hong Kong, average advances to customers fell by 4 per cent due to a reduction in residential mortgages as a result of intense price competition and also due to muted demand for corporate loans. Hang Seng Bank achieved growth of 7 per cent in average customer advances, reflecting the success of its efforts to increase corporate and personal lending. The success of focused marketing initiatives by both banks was reflected in strong growth in average card balances which grew by 27 per cent in the bank in Hong Kong and 14 per cent in Hang Seng Bank. Average customer deposits in Hong Kong grew by 9 per cent in the bank in Hong Kong and 10 per cent in Hang Seng Bank in 2000.

For the bank in Hong Kong, net interest margin for 2000 remained unchanged at 2.47 per cent. Spread narrowed by five basis points largely due to the adverse effect of reduced mortgage spreads and the increased commercial surplus which was placed in lower yielding debt securities and money market loans. These factors were partly offset by the positive effect of a reduction in suspended interest, net of releases and recoveries, which accounted for an improvement of five basis points in spread, and wider Hong Kong dollar time deposit spreads. Cash incentive payments on new mortgage loans, which amounted to US$14 million in 2000, an increase of US$8 million compared to 1999, have been written off as deductions from net interest income. The contribution from net free funds increased by five basis points as a result of both increased net free funds and higher average interest rates.

In Hang Seng Bank, the net interest margin reduced by 19 basis points compared with 1999 to 2.68 per cent. Spread narrowed by 17 basis points as pressure on mortgage spreads and a fall in the average advances-to-deposits ratio more than outweighed the benefits of growth in lower cost savings accounts, an improvement in the spreads earned on time deposits, and the widening of the gap between the Hong Kong best lending rate ('BLR') and interbank rates.

Continued price competition in the residential mortgage market throughout the year resulted in a reduction in the average yield of the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans, in the bank in Hong Kong to 27 basis points below BLR in 2000, compared with 58 basis points above BLR in 1999 (before accounting for the effect of cash incentive payments). Similarly the average yield on the residential mortgage portfolio in Hang Seng Bank was 26 basis points below BLR in 2000, compared with 49 basis points above BLR in 1999. In aggregate, US$171 million of income on the mortgage product in 2000 was foregone as a result of this repricing.

Other operating income increased by US$238 million, or 15 per cent. Within other operating income, the success of initiatives to expand fee generating services led to an increase in net fees and commissions of US$204 million, or 21 per cent, over 1999. This included a marked increase in income from wealth management initiatives. Total operating income from the insurance businesses and commissions on sale of retail investment funds and on securities transactions executed for personal customers increased by 32 per cent compared with 1999. Fees from credit facilities increased by US$43 million, or 40 per cent, to US$151 million with good growth in both the bank in Hong Kong and in Hang Seng Bank. Fee income from securities and stockbroking increased by US$46 million, or 28 per cent, to US$213 million largely as a result of the buoyant Hong Kong stock market in the first part of 2000. Additionally, there was an increase of US$26 million, or 15 per cent, in fee income from cards as a result of successful marketing initiatives which led to a net increase in the card base in Hong Kong of 32 per cent during 2000. Dealing profits were US$18 million, or 9 per cent, higher than 1999, principally attributable to the release of provisions against

Financial Review (continued)

Korean bonds which had been provided for in the investment bank in 1999 and higher foreign exchange profits as a result of increased corporate business volumes, partly offset by mark-to-market losses on bonds in the Investment Bank and the bank in Hong Kong.

Operating expenses increased by US$91 million, or 5 per cent, and included US$87 million in costs, mainly attributable to staff costs and advertising and promotion expenses relating to the launch of the Mandatory Provident Fund in Hong Kong. This represented an increase of US$65 million compared with 1999.

Staff costs were held broadly at the same level as last year. Increases in staff costs in the investment bank, due to higher profit-related remuneration, and in HBSC Insurance, due to the launch of the Mandatory Provident Fund, were offset by a reduction in Hang Seng Bank as a result of lower headcount and reductions in pension costs in the bank. Operating expenses, other than staff costs, increased by US$70 million, or 9 per cent, mainly in advertising and marketing expenses and development costs relating to HSBC's e-banking initiatives. Premises and equipment expenses were reduced compared with 1999, reflecting lower rental expenses.

Provisions for bad and doubtful debts decreased significantly by US$337 million, or 58 per cent. The charge for new specific provisions decreased by US$266 million to US$454 million whilst releases and recoveries increased by US$106 million to US$207 million, the latter mainly in respect of corporate customers. The net bad debt charge for the year fell from 90 basis points of advances in 1999 to 37 basis points in 2000.

There was a small net release of provisions for bad and doubtful debts in respect of lending to mainland China related companies booked in Hong Kong in 2000 compared with a charge of US$142 million in 1999. The net charge for specific provisions for personal lending in Hong Kong decreased reflecting the improved economic conditions: increased provisions for residential mortgages were more than offset by decreased provisions for other personal lending. Delinquency rates for residential mortgages in 2000 remained low.

Non-performing advances as a percentage of total advances decreased from 4.8 per cent at 31 December 1999 to 3.8 per cent at 31 December 2000 as a result of a reduction in non-performing advances, due to a combination of write-offs, upgrades and recoveries, and an increase in total advances to customers.

Rest of Asia-Pacific (including the Middle East)

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Net interest income	**1,482**	1,367	1,240
Dividend income	**3**	3	2
Net fees and commissions	**681**	710	645
Dealing profits	**395**	324	300
Other income	**58**	48	36
Other operating income	**1,137**	1,085	983
Total operating income	**2,619**	2,452	2,223
Staff costs	**(771)**	(733)	(642)
Premises and equipment	**(143)**	(137)	(127)
Other	**(401)**	(343)	(309)
Depreciation	**(82)**	(79)	(70)
	(1,397)	(1,292)	(1,148)
Goodwill amortisation	**'(8)**	(5)	(14)
Operating expenses	**(1,405)**	(1,297)	(1,162)
Operating profit before provisions	**1,214**	1,155	1,061
Provisions for bad and doubtful debts	**(172)**	15	(809)
Provisions for contingent liabilities and commitments	**(43)**	5	(30)
Amounts written off fixed asset investments	**(11)**	(3)	(1)
Operating profit	**988**	1,172	221
Share of operating loss in joint venture	**(5)**	–	–
Share of operating profit in associates	**99**	100	94
Gains/(losses) on disposal of investments and tangible fixed assets	**6**	(7)	14
Profit on ordinary activities before tax	**1,088**	1,265	329
Share of HSBC's pre-tax profits (cash basis) (per cent)	**12.4**	12.3	4.3
Share of HSBC's pre-tax profits (per cent)	**13.6**	12.9	4.1
Cost:income ratio (excluding goodwill amortisation) (per cent)	**53.3**	52.7	51.6
Period-end staff numbers (full-time equivalent)	**26,259**	22,919	21,375

Bad and doubtful debts

Figures in US$m	Year ended 31 December 2001	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**577**	543	1,084
releases and recoveries	**(406)**	(370)	(259)
	171	173	825
– general release	**1**	(188)	(14)
Customer bad and doubtful debt (release)/charge	**172**	(15)	811
Loans and advances to banks – net specific (releases)	**–**	–	(2)
Total bad and doubtful debt charge/(release)	**172**	(15)	809
Customer bad debt charge as a percentage of closing gross loans and advances	**0.52%**	–	2.55%

Figures in US$m	At 31 December 2001	At 31 December 2000
Assets		
Loans and advances to customers (net)	**30,666**	28,641
Loans and advances to banks (net)	**11,253**	11,197
Debt securities, treasury bills and other eligible bills	**13,623**	11,705
Total assets	**62,151**	56,676
Liabilities		
Deposits by banks	**4,010**	4,080
Customer accounts	**45,498**	42,516

Year ended 31 December 2001 compared with year ended 31 December 2000

Growth slowed sharply across most of the Asia-Pacific region in the first half of the year as exports and investment were hit by the global downturn, in electronics in particular. Inflationary pressures continued to ease and interest rates were generally declining. By the end of the year there were signs that the worst of the industrial downturn was over, particularly in the high-tech exposed countries such as Korea. While growth in China has also slowed modestly, it continued to outperform the rest of the region by a large margin with GDP growth of 7.3 per cent. India was the next strongest economy in the region with growth of about 5 per cent.

HSBC's operations in the rest of the Asia-Pacific region contributed US$1,096 million of HSBC's cash basis profit before tax, a decrease of US$174 million, or 14 per cent, compared with 2000. At constant exchange rates, cash basis profit before tax was 10 per cent lower than 2000. The fall in profits mainly resulted from a net release of customer bad and doubtful debt provisions in 2000 which benefited from the release of US$174 million from the special general provision. At constant exchange rates, cash basis operating profits before provisions were 11 per cent higher than in 2000.

Net interest income was US$115 million, or 8 per cent (at constant exchange rates 13.7 per cent) higher than in 2000. The increase reflected growth in higher-yielding personal lending, increased spreads on treasury activities and recoveries of previously suspended interest. There was solid growth in personal lending, reflecting the successful development of wealth management businesses in several countries, with increases in Taiwan, Singapore, Korea, India, New Zealand, Brunei, Malaysia and Australia. Spreads widened in Singapore and Japan mainly due to strong treasury performance and in mainland China as a result of previously suspended interest. Subdued corporate loan demand and intense competition for the limited quality lending opportunities available in some countries in the region resulted in reduced net interest margins as excess deposit-driven growth in average interest-earning assets was placed in lower-yielding money market loans and debt securities.

Other operating income increased by US$52 million, or 5 per cent, (at constant exchange rates by 13 per cent) compared to 2000. Net fees and commissions were US$29 million lower than in 2000 (but 3 per cent higher at constant exchange rates). The focus on expanding HSBC's personal banking operations, most notably in the Philippines, Taiwan, India, Indonesia and the Middle East, resulted in an increase of 23 per cent at constant exchange rates (or 16 per cent on a reported basis) in credit card fee income. Securities and stockbroking income fell by some 26 per cent (at constant exchange rates some 18 per cent) reflecting subdued stock market activity across the region. Dealing profits increased by US$71 million due to increased profits on interest rate derivatives (which benefited from increased volatility in interest rates), particularly in India, Indonesia, Singapore, the Philippines, Japan, and Thailand. There were also increased profits on debt securities trading in Singapore and India.

Operating expenses on a cash basis increased by US$105 million, or 8 per cent, (at constant exchange rates by 16 per cent) compared with 2000. The growth in staff costs (at constant exchange rates 12 per cent) reflected increased staff numbers to support business expansion and notably increased transfer of back office processing from overseas to premises in

Hyderabad and Guangzhou. Over the past year, HSBC has expanded its operations in Australia, the Philippines, Egypt, Taiwan and Brunei through acquisitions and opened some 13 new branches in seven countries in the rest of the Asia-Pacific region. The growth in other expenses (20 per cent, at constant exchange rates) reflected acquisitions and increased marketing expenditure promoting personal banking products. In aggregate recent acquisitions accounted for some US$31 million of the increase in operating expenses.

The significant change in the net charge for customer bad and doubtful debt provisions is accounted for by the impact of the release of the Asian special general provision in 2000. New specific provisions reflected further provisioning on existing non-performing loans in Indonesia due to heightened current political and economic uncertainties, and on an energy sector related corporate exposure in India. Offsetting these items were falls in the level of new specific provisions required in Malaysia, mainland China and the Middle East. Releases and recoveries were US$36 million higher than in 2000, mainly as a result of the liquidation of security held against a loan to Olympia and York.

This recovery helped boost the pre-tax profit of HSBC's operations in Singapore to US$270 million, US$51 million, or 23 per cent, higher than 2000. Net interest income was US$12 million higher than in 2000. This resulted from the combination of an improved net interest margin as spreads on deposits widened and surplus deposits were placed in higher-earning investment securities together with a good performance by treasury. Fee income was only slightly lower than 2000 as fees from advisory services and the sale of capital protected funds partially offset the fall in stockbroking and credit facilities income. Higher profits from bond trading resulted in a 23 per cent increase in dealing profits. Operating expenses reflecting higher performance related bonus provisions, salary increments, the costs of the voluntary severance scheme and increased contributions to the central provident fund were US$32 million higher.

In India, pre-tax profits were in line with those earned in 2000. Dealing profits increased by US$19 million, or 49 per cent, as anticipated movements in interest rates increased dealing profits from debt securities and interest rate derivatives. Fee income was 2 per cent higher as growth in credit card fees offset falls in securities and stockbroking income from subdued stock market activities. Operating expenses were US$23 million higher, reflecting the expansion of the development of the Group's global processing operations in Hyderabad together with higher performance related staff costs. Costs in respect of the former were largely offset by other operating income received for these services. The opening of two new branches, together with the expansion of the processing centre in Hyderabad resulted in an increased headcount of some 1,000 during the year. Bad and doubtful debt provisions increased by US$12 million mainly due to exposure to an energy sector related company. Advances to customers grew by US$125 million, or 9 per cent, with strong growth in personal lending and to the commercial and industrial and public sectors.

In mainland China, HSBC's operations returned to profitability reporting pre-tax profit of US$33 million for 2001 compared with a loss of US$26 million in 2000. The receipt of previously suspended interest resulted in a significant increase in net interest income. Increased operating expenses reflected increased headcount arising on business expansion in personal financial services preparing for opportunities which will arise as China's banking markets open post its accession to the World Trade Organisation together with expansion of the global processing centre in Guangzhou. Costs in respect of the latter were largely offset by other operating income received for these services. Business expansion together with development of the processing centre at Guangzhou resulted in an increased headcount of some 500 during the year. Consistent with the recovery of suspended interest there was a net release in bad debt provisions for 2001 compared with a charge of US$24 million in 2000.

In Malaysia, HSBC Bank Malaysia reported profits before tax of US$131 million, an increase of US$15 million, 13 per cent higher than in 2000. This was largely attributable to a lower level of provisions for bad and doubtful debts.

Against a backdrop of subdued corporate loan demand, intense price competition and reduced lending margins net interest income of US$171 million was slightly lower than in 2000. However HSBC Bank Malaysia exceeded targeted growth in residential mortgages (up US$569 million, an increase of 91 per cent) and in credit card loans (up US$70 million and reflecting a 50 per cent increase in the number of credit cards in issue) following successful promotional campaigns. As a consequence the net interest margin improved by 5 basis points to 2.76 per cent. Spread widened by 17 basis points mainly due to the impact of higher yielding residential mortgage and credit card loans and lower cost of funds in a falling interest rate environment. The contribution from net free funds fell by 12 basis points reflecting lower interest rates and a reduced volume of interest free account balances as foreign investors repatriated surplus funds.

Other operating income of US$91 million was US$7 million higher than in 2000. The continuing focus on expanding HSBC's personal banking operations generated a 15 per cent increase in credit card fee income to US$26 million. Higher profits from bond trading and higher volumes of foreign exchange transactions resulted in a 13 per cent increase in dealing profits to US$34 million. Operating expenses at US$134 million were US$15 million higher than 2000.

Operating expenses, other than staff costs increased by 31 per cent mainly due to an increase in marketing initiatives to support strategic repositioning to focus more on Personal Financial Services.

Provisions for bad and doubtful debts decreased by US$26 million to US$7 million. Non-performing customer loans have decreased by US$126 million or 18 per cent since 31 December 2000 as a result of a combination of credit upgrades following loan restructurings, recoveries and write-offs.

The Middle Eastern operations of HSBC Bank Middle East benefited from the expansion of fee income from personal banking business and a lower charge for bad and doubtful debt provisions. Cash basis pre-tax profits were US$40 million, 23 per cent higher than in 2000.

Net interest income was in line with 2000 as the benefit of increased levels of average interest-earning assets offset a fall in net interest margin. Intense competition for the limited quality lending opportunities resulted in a fall in average customer advances as scheduled repayments were received. As a result growth in average interest-earning assets of US$301 million or 4 per cent, was deposit-driven and was placed in lower-yielding money market loans. The 12 basis point fall in net interest margin to 3.84 per cent reflected the more liquid balance sheet and a lower contribution from net free funds in the falling interest rate environment.

Anticipating the pressure on lending income growth HSBC Bank Middle East focused marketing activity on fee based products generating net fee income US$15 million, or 19 per cent, higher than 2000 as a result of growth in personal banking products. This was the major contributor to growth in other operating income of US$20 million, or 17 per cent higher than in 2000. HSBC's financial planning management service (which provides savings, retirement, education and protection planning services in six countries in the region) contributed US$10 million of net fees in its first full year of operations, an increase of US$7 million. Credit card fee income increased by US$3 million, or 15 per cent, following fresh promotion of credit card products, backed by the launch of a new loyalty programme and a virtual card which facilitates secure financial internet transactions. The number of credit cards in issue increased by 25 per cent and average outstanding credit card advances were 18 per cent higher. Funds sold to customers rose by 51 per cent to US$272 million compared with 2000. A wider range of trade, cash management and institutional products also contributed to the increase in other operating income.

The expansion of the personal banking sales teams and the related strengthening of the credit function across the region drove staff costs higher and was the principal contributor to operating expenses being US$19 million, or 11 per cent, higher than in 2000. Investment in new products (including the card loyalty programme), costs associated with centralisation of regional back office processes in Dubai and investment in internet service capabilities also contributed to increased operating expenses. The bank's new internet service was soft launched in the United Arab Emirates in November 2001and a full regional launch to customers is planned for the second half of 2002.

The individually significant bad debt provisions which burdened HSBC Bank Middle East in 2000 were not repeated and as a result the charge for bad and doubtful debt provisions was 30 per cent lower. This also reflected an increased level of recoveries following investment in strengthening the credit systems and collection processes.

Elsewhere, HSBC operations in Korea and Thailand each contributed in excess of US$50 million to pre-tax profits and HSBC's operations in

Financial Review (continued)

Taiwan, the Philippines and Mauritius each contributed in excess of US$25 million to pre-tax profits. Following investment to take HSBC's stake in HSBC Bank Egypt from 40 per cent to 94.5 per cent HSBC's return on a pre-tax basis grew to US$19 million. HSBC's associates, The Saudi British Bank and British Arab Commercial Bank, contributed US$96 million to cash basis pre-tax profits.

In Lebanon, losses of US$31 million were suffered on an operation which has subsequently been closed. In addition, increased levels of credit provisions raised against a small number of customers reduced the contribution from operations in Australia and resulted in losses being reported in Indonesia.

Year ended 31 December 2000 compared with year ended 31 December 1999

Some countries in the region experienced economic or political uncertainties, while other Asian economies such as South Korea and Singapore continued to rebound on strong overseas demand. China also performed strongly, especially on the trade front.

Our operations in the rest of Asia-Pacific contributed US$1,270 million, or 12 per cent, of HSBC's cash basis profit before tax.

The marked improvement in profitability was largely as a result of lower bad debt charges. Evidence of continuing improvement in economic conditions in the region in both halves of 2000 led to the release of US$174 million, or 60 per cent, of the special general provision made in 1997 against Asian risk. In view of the slowdown in the US economy and its implications for the Asian economies as a whole, the balance remaining has now been transferred to augment the general provision for bad and doubtful debts.

Net interest income was US$127 million higher than in 1999. This increase reflected contributions from the former RNYC operations in Singapore and Australia, lower levels of suspended interest and growth in higher yielding personal lending. There was solid growth in average interest-earning assets in several countries, most notably Korea, India and Taiwan due to the expansion of our personal banking business.

Other operating income was US$102 million, or 10 per cent, higher than 1999. Improved economic conditions and expanded personal business in several countries, notably Korea, India and Taiwan, led to an increase of 10 per cent in fee income, with fees from cards and account services 22 per cent and 30 per cent higher than 1999, respectively. Fee income from securities was US$22 million, or 13 per cent, lower than 1999 mainly in the bank in Indonesia, the Philippines and Thailand, reflecting subdued stock market activity.

Operating expenses increased by US$135 million, or 12 per cent, over 1999 reflecting higher headcount and continued investment to support business expansion. Staff costs per employee increased by 11 per cent to US$34,000 mainly due to higher variable bonus provisions and pay rises in a number of countries around the region.

There was a net release of US$15 million of provisions for bad and doubtful debts in 2000 compared with a net charge of US$809 million in 1999, due to both a significantly lower charge for new specific provisions and the release of 60 per cent of the special general provision which had been made at the end of 1997. Our operations in Thailand and Indonesia, the two countries which suffered the largest bad debt losses in 1998, both had net releases of provisions in 2000, as did Singapore.

The pre-tax profits of our operations in Singapore at US$219 million, were US$90 million, or 70 per cent, better than 1999. There was a net release of bad debt provisions of US$11 million in 2000 compared with a charge of US$48 million in 1999. The improvement in the regional economy has resulted in a substantial reduction in the level of new specific provisions and increased releases of bad and doubtful debt provisions. Loan demand remained subdued, although there was encouraging growth in corporate deposits.

In India, our operations benefited from the expansion of the personal banking business. Pre-tax profits at US$87 million were US$38 million, or 76 per cent, higher than 1999. Net interest income increased by US$27 million, or 38 per cent, from 1999 largely as a result of a sharp increase in higher yielding personal lending. Total personal lending grew by 94 per cent since the end of 1999 with residential mortgages increasing by 166 per cent following an intensive marketing campaign. Additionally, net interest income benefited from higher net free funds as a result of increased interest-free balances from corporate customers in the securities custody and clearing business. Dealing profits improved by US$12 million, or 44 per cent, with higher profits on interest rate derivatives trading and foreign exchange. Operating expenses rose by US$17 million, or 24 per cent, as a result of continued investment required to support the growth in business.

In mainland China, the pre-tax loss of US$26 million was US$101 million lower than last year. Provisions for bad and doubtful debts and the costs of opening new branches continued to be the main factors affecting results during the year. The net charge for bad and doubtful debts in 2000 against mainland China related companies booked in branches in Hong Kong, China and Macau was only 1 per cent of the charge made in 1999.

In Malaysia, HSBC Bank Malaysia reported profits before tax of US$116 million compared to a pre-tax loss of US$125 million in 1999. The charge for bad and doubtful debts and contingent liability provisions was US$243 million, or 91 per cent, lower than in 1999.

Net interest income was slightly lower as intense competition for the limited quality lending opportunities restricted growth in average interest-earning assets and reduced lending margins. The net interest margin was slightly worse than in 1999 as a 5 basis point fall in interest spread was almost completely offset by an increased contribution from higher levels of net free funds. The narrowing in the interest spread was caused by a combination of pressure on lending margins and a change in asset mix as surplus funds were placed at lower yields with the Central Bank and invested through the money market.

Other operating income was 5 per cent higher than in 1999. An improving economic environment, together with a focus on expanding our personal banking operations, resulted in a 29 per cent increase in card fee income. In addition, higher dealing profits from the sale of debt securities as bond prices rose also contributed to the increase.

Operating expenses were in line with those in 1999.

The Middle Eastern operations of HSBC Bank Middle East reported an increase in pre-tax profits of US$19 million, 12 per cent higher than in 1999. Growth in personal lending, credit card advances and commercial overdrafts contributed to an overall increase in net interest income of 6 per cent during the year. However, strong growth in customer deposits, combined with a marginal increase in personal lending opportunities, contributed to an overall fall in interest margin to 3.95 per cent as surplus funds were deployed in the interbank market and funding costs increased.

Growth in personal banking and trade related fee income contributed to an 8 per cent growth in net fees. Dealing profits were slightly lower as foreign trade flows in the region reduced opportunities in both retail and commercial foreign exchange dealings. Other income was sharply higher than in 1999 following the receipt of income from Saudi British Bank.

Operating expenses, particularly staff costs, were 8 per cent higher than in 1999. The increase in staff costs reflected increased headcount resulting from the expansion of personal banking direct sales teams around the region and the introduction of qualified personal financial planning staff in the UAE as part of HSBC's wealth management strategy.

The charge for bad and doubtful debts during the year was sharply lower than in 1999 reflecting a smaller number of significant individual provisions, and an improvement in vehicle finance delinquencies in the UAE.

Elsewhere, operations in Indonesia, Korea and Thailand each contributed in excess of US$50 million pre-tax profits. In addition, operations in Taiwan, the Philippines and Australia, each contributed in excess of US$25 million to pre-tax profits.

North America

Cash basis profit before tax

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
HSBC Bank USA (excl Princeton)	**1,273**	871	682
HSBC Markets USA	**(6)**	35	8
Other USA operations	**13**	5	8
USA operations	**1,280**	911	698
Canadian operations	**230**	236	165
	1,510	1,147	863
Princeton Note settlement	**(575)**	–	–
Group internet development – *hsbc.com*	**(161)**	–	–
Intermediate holding companies	**(151)**	(154)	99
	623	993	962

Financial Review (continued)

Figures in US$m	Year ended 31 December 2001	2000	1999
Net interest income	**2,402**	2,152	1,687
Dividend income	**29**	68	12
Net fees and commissions	**898**	853	593
Dealing profits	**324**	218	181
Other income	**205**	178	163
Other operating income	**1,456**	1,317	949
Total operating income	**3,858**	3,469	2,636
Staff costs	**(1,412)**	(1,390)	(884)
Premises and equipment	**(317)**	(307)	(247)
Other	**(640)**	(552)	(382)
Depreciation	**(119)**	(114)	(69)
	(2,488)	(2,363)	(1,582)
Goodwill amortisation	**(142)**	(143)	(3)
Operating expenses	**(2,630)**	(2,506)	(1,585)
Operating profit before provisions	**1,228**	963	1,051
Provisions for bad and doubtful debts	**(287)**	(147)	(108)
Provisions for contingent liabilities and commitments			
– other	**(7)**	1	(1)
– Princeton Note settlement	**(575)**	–	–
Amounts written off fixed asset investments	**(5)**	–	–
Operating profit	**354**	817	942
Share of operating losses in joint venture	**(7)**	–	–
Share of operating profit/(losses) in associates	**5**	(2)	4
Gains on disposal of investments and tangible fixed assets	**129**	35	13
Profit on ordinary activities before tax	**481**	850	959
Share of HSBC's pre-tax profits (cash basis) (per cent)	**7.1**	9.6	12.0
Share of HSBC's pre-tax profits (cash basis excl. Princeton) (per cent)	**13.8**	9.6	12.0
Share of HSBC's pre-tax profits (per cent)	**6.0**	8.7	12.0
Cost:income ratio (excluding goodwill amortisation) (per cent)	**64.5**	68.1	60.0
Period-end staff numbers (full-time equivalent basis)	**18,518**	18,965	19,498

Bad and doubtful debts

Figures in US$m	Year ended 31 December 2001	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**402**	387	231
releases and recoveries	**(98)**	(102)	(100)
	304	285	131
– general (release)	**(17)**	(138)	(23)
Customer bad and doubtful debt charge	**287**	147	108
Total bad and doubtful debt charge	**287**	147	108
Customer bad debt charge as a percentage of closing gross loans and advances	**0.39%**	0.24%	0.20%

Figures in US$m	At 31 December 2001	At 31 December 2000
Assets		
Loans and advances to customers (net)	**72,064**	60,835
Loans and advances to banks (net)	**7,864**	9,279
Debt securities, treasury bills and other eligible bills	**45,200**	36,770
Total assets	**136,526**	118,053
Liabilities		
Deposits by banks	**7,602**	7,221
Customer accounts	**80,022**	68,389

Year ended 31 December 2001 compared with year ended 31 December 2000

The United States economy continued to deteriorate in 2001 with investment spending significantly down, particularly in the technology sectors. Despite rising unemployment, consumer spending remained resilient, boosted by lower interest rates as the Federal Reserve Bank cut short-term interest rates 11 times during the year. Although these sharply lower interest rates led to rising consumer debt, demand for corporate loans continued to weaken. For 2001 as a whole, GDP growth slowed to 1.1 per cent compared to growth of 4.1 per cent in 2000. Weaker growth and lower oil prices resulted in a sustained decline in inflation to just 1.5 per cent by the end of 2001. In New York State, unemployment has risen from a cyclical low of 4 per cent early in 2001 to 6 per cent by the end of 2001.

The year was marked by the tragic events on 11 September. In New York City, HSBC responded immediately to the tragedy with a number of donations and programs to assist with the rebuilding of the community. Although HSBC Bank USA's branch at Five World Trade Center was destroyed we were fortunate that none of our employees was killed or injured. As contingency plans were activated, communications and business activities were resumed and the resilience of New York as a city and its inhabitants was awe-inspiring to observe. Although the direct impact on HSBC's profitability was small the effect of 11 September will remain with our staff and the Group owes a large debt of gratitude for the exemplary way they have continued to deal with our customers and the broader community in New York.

Unsurprisingly, given Canada's extremely high dependence on the US economy for trade and investment flows, Canada also registered weaker activity in 2001. Aggressive interest rate cuts limited the extent of the downturn but rising unemployment fed through into weaker consumer spending and poor corporate profits which kept investment spending weak. The Canadian dollar was slightly weaker relative to the US dollar at the end 2001.

HSBC's operations in North America contributed US$1,510 million to cash basis profit before tax; US$363 million, or 32 per cent, higher than in 2000. Non-trading items most notably the cost of the Princeton Note settlement and development costs of US$164 million incurred on HSBC's 'e' commerce platform *hsbc.com* in its development centre in New York caused reported profit before tax to fall by US$369 million, or 43 per cent, to US$481 million.

HSBC Bank USA's operations in the United States reported an increase of US$402 million, or 46 per cent, in cash basis profit before tax (excluding the provision for Princeton Note settlement) in 2001, due largely to increased levels of net interest income and gains on disposal of securities, principally mortgage-backed. HSBC's Canadian operations cash basis pre-tax profit of US$230 million in 2001 was US$6 million lower compared with 2000. At constant exchange rates, HSBC's Canadian operations cash basis pre-tax profits were US$3 million higher than in 2000 as increased levels of net interest income offset higher charges for bad and doubtful debts and the losses incurred by the Canadian operations of the Merrill Lynch HSBC joint venture.

Net interest income increased by US$250 million, or 12 per cent to US$2,402 million when compared to 2000. In the United States net interest income was US$222 million higher than in 2000. The increase in net interest income in HSBC Bank USA's domestic operations of US$269 million, or 15 per cent, was partly offset by a decline in HSBC Markets USA. HSBC Bank USA's domestic operations average interest-earning assets increased by US$4.4 billion, of which US$2.6 billion reflected strong growth in residential mortgages as home-owners took the opportunity, as interest rates fell, to re-mortgage at lower rates. Spreads on residential mortgages however widened as the steeper yield curve allowed the increase in average-interest earning assets to be funded with low costing customer deposits. In addition, spreads on treasury investment operations widened due to higher levels of available net free funds and the effects of the 11 interest rate cuts during the year. However, the net interest income decline in HSBC Markets USA reflected the impact of trading strategies during the year where funding costs were incurred as part of arbitrage operations. Net interest income was lower by US$50 million while dealing profits rose by US$86 million. Net interest income in Canada was US$28 million, or 6 per cent, higher than in 2000 (10.6 per cent at constant exchange rates) and reflected the effects of the combination of higher levels of average interest-earning assets, primarily residential mortgages, and a widening in interest spread.

Other operating income was US$139 million higher than in 2000 with a solid increase in dealing profits. Dealing profits at US$324 million were US$106 million, or 49 per cent, higher than in 2000. As noted above HSBC Markets USA reported a US$86 million, or 92 per cent, increase in profits on debt securities and US treasury activities over 2000. In addition, HSBC Bank USA reported increased profits on foreign exchange trading. The dealing profits in HSBC's Canadian operations were lower than in 2000 as operations were scaled back in the unsettled market conditions.

Fee income at US$898 million was US$45 million higher than in 2000. In the United States, the harmonisation of product lines between HSBC and the former Republic Bank of New York, the volume of annuities sold (a product which is especially attractive in a low rate environment) and other wealth management initiatives all contributed to a 15.2 per cent increase in fee income. There was also a 44 per cent increase in insurance revenue when compared to 2000. Fee income in Canada, excluding the contribution to 2000 of HSBC Invest Direct (Canada) Inc (which was transferred to the Merrill Lynch HSBC joint venture in the fourth quarter of

2000), was US$16 million lower than in 2000 as a 13 per cent increase in personal and commercial services revenues only partly offset lower levels of broking and capital market fees in weaker equity stock markets.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA now offers a comprehensive Internet Banking service. At 31 December 2001, more than 275,000 customers had registered for the service, up from approximately 80,000 at year-end 2000. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives over 37,000 visits daily.

During 2001, HSBC's second generation strategic internet banking platform being developed in the United States *hsbc.com* launched its first business applications. The *hsbc.com* program has been designed to maximise the ability to offer any or all of our services to any or all of our customers. *hsbc.com* provides a common presentation and browser capability. By adopting this approach, we enhance the choices our customers have in selecting how they want to do business with us, while reducing our cost of providing the services. All the key systems, which provide our core services, are planning on integrating with *hsbc.com* over the next five years.

Operating expenses, excluding goodwill amortisation, of US$2,488 million in 2001 were US$125 million, or 5 per cent higher than for 2000. Of this increase, US$164 million related to development costs associated with *hsbc.com*. Excluding these costs and adjusting for the transfer of HSBC InvestDirect (Canada) Inc, underlying costs were US$29 million, or 1 per cent, lower than in 2000. HSBC Markets USA's operating expenses increased by US$58 million all of which related to higher staff costs reflecting higher levels of performance-related bonuses on improved trading revenues together with additional headcount building on the successful trading platform in place. Operating expenses in the domestic operations of HSBC Bank USA were 2 per cent lower compared to 2000. A reduced level of acquisition related restructuring charges in 2001 was offset by business expansion in treasury, wealth management and e-commerce, and increased marketing expenses. Higher depreciation expense resulting from infrastructure improvements represents a delayed restructuring charge. In Canada, excluding HSBC Invest Direct Inc's costs in 2000, operating expenses were US$29 million lower, or 6 per cent, of which US$24 million related to lower staff costs mainly lower performance related bonuses as a result of lower levels of trading revenues in the scaled back equity operations. Lower volumes of transaction-driven costs and continuing efforts to improve operational efficiencies reduced other operating expenses by US$5 million.

Credit quality deteriorated modestly during 2001. In the United States new specific provisions of US$313 million, were US$25 million lower than in 2000 and took into account requirements against an exposure to a corporate customer in the energy sector. An increase in new specific provisions in Canada of US$40 million related to the deterioration of a small number of commercial facilities, notably in the telecommunications sector. Releases and recoveries were consistent with 2000 and the net increase in the bad and doubtful debt charge of US$140 million reflects the release of general provision in the United States in 2000 not repeated in 2001.

In terms of non-performing loans overall credit quality remained stable in 2001 with non-performing loans at 31 December 2001 at US$627 million compared with US$643 million at 31 December 2000. It is, however, still too early to determine the medium to longer-term effect that the events of 11 September, the impact on market liquidity of the Enron collapse and the general economic slowdown may have on the overall credit portfolio.

Gains on disposal of investments amounted to US$129 million, an increase of US$94 million compared with 2000. During the year, but substantially in the first half, HSBC's operations in the United States sold mortgage-backed securities to reduce exposure to refinancing mortgages in a declining interest rate environment.

Year ended 31 December 2000 compared with year ended 31 December 1999

Economic growth in the United States in 2000 was strong at 5 per cent with inflation at 3.4 per cent. In New York State, where the majority of HSBC's business is done, personal incomes grew 4.8 per cent in the first three quarters of 2000, compared to 6.7 per cent for the national economy.

The Canadian economy remained strong in 2000 as GDP increased 5.0 per cent in real terms. The unemployment rate was 6.8 per cent (nearly a 25 year low) and inflation rose slightly to 2.7 per cent. The Canadian dollar was slightly higher relative to the US dollar at year-end 2000.

HSBC's operations in North America contributed US$850 million, or 9 per cent, to HSBC's profit before tax compared with US$959 million in 1999. The decrease is mainly due to the funding cost of debt injected into the United States as part of the financing of the RNYC acquisition and the related goodwill amortisation charge. In addition, US$271 million profits of RNYC are reported in other geographical segments. Cash earnings were US$993 million in 2000 compared with US$962 million in 1999.

In the United States, following the acquisition of RNYC on 31 December 1999, the year 2000 was largely one of efficiently integrating RNYC within HSBC's existing operations. During 2000, HSBC Bank USA emphasised customer retention and the growth of its wealth management business. Customer deposits in HSBC Bank USA were up 5 per cent compared with 31 December 1999 and funds under management were up US$3.6 billion, or 14 per cent, to US$30.3 billion at 31 December 2000. Total customer holdings, both on and off balance sheet, for International Private Banking increased by more than 18 per cent compared with 31 December 1999.

Canadian operations reported cash basis pre-tax profits 43 per cent higher in 2000 than in 1999.

Net interest income increased by US$465 million, or 28 per cent, compared with 1999. In the United States, interest-earning assets more than doubled following the RNYC acquisition. The benefit of this increase was partly offset by a reduced margin due to the dilutive impact of RNYC's lower margin but high quality balance sheet and the funding costs of the acquisition. In Canada, net interest income was US$85 million, or 23 per cent, higher compared with 1999. This was achieved through continued loan growth, especially in commercial advances, and an improved net interest margin together with the benefit of the acquisition of the former RNYC operations in Canada. The improvement in net interest margin in Canada resulted from the continued focus on loan pricing, asset repricing ahead of deposits as prime base rates increased in the first half, and the benefit of lower funding costs as less reliance was placed on wholesale deposits.

Other operating income at US$1,317 million in 2000 was US$368 million, or 39 per cent, higher than 1999. In the United States, revenues from domestic wealth management exceeded US$200 million during 2000, up 18 per cent compared with the combined results of the two organisations in 1999. Life insurance revenues in 2000 more than doubled compared with 1999. Aside from wealth management, other fees and commissions were stable. In Canada, other operating income increased by US$37 million, or 15 per cent, compared with 1999. This increase was mainly driven by higher securities commissions generated by retail client transactions, particularly in the strong equity markets in the first half of the year. Mutual fund fee income also increased due to higher net sales volumes and increases in market values. Corporate finance fees also benefited from the favourable market conditions in 2000. A lower contribution from structured equity transactions led to lower dealing profits in Canada compared with 1999.

Operating expenses increased by US$921 million in 2000 compared with 1999. In the United States, operating costs were US$871 million higher than in 1999 principally due to the acquisition of RNYC. Acquisition related cost savings were realised in most support and administrative areas and to a lesser extent in certain front line businesses. Approximately 75 per cent of the targeted domestic savings as a result of the merger were realised and another 15 per cent identified. In conjunction with the rationalisation efforts of both front and back office operations, investments were made in employee compensation and benefit programmes and in operations and technology. Year-end 2000 results included US$74 million of restructuring costs. Consolidation of most premises and a majority of systems took place throughout 2000, but it is anticipated that some further restructuring costs will be incurred in 2001 and additional related cost savings will be realised. Operating expenses in Canada were US$55 million, or 12 per cent, higher in 2000 compared with 1999. The increase was primarily attributable to RNYC operations and performance-related compensation and volume driven expenses reflecting the increased securities commission income. The cost:income ratio, excluding amortisation of goodwill and intangible assets, fell to 65.6 per cent, an improvement of 4.4

Financial Review (continued)

per cent over 1999.

Provisions for bad and doubtful debts were US$39 million higher than in 1999. In the United States, provisions were made in 2000 of US$138 million, compared with US$90 million in 1999, partly attributable to some deterioration in the quality of leveraged credits which constitute a small portion of outstanding advances. The allowance for credit losses of over US$500 million represents coverage against non-accrual loans of 124 per cent. In Canada, due to the continuing strong economy and good credit quality, provisions for credit losses remained low.

Latin America

Cash basis profit before tax

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Brazil	**136**	208	244
Argentina	**(1,152)**	112	65
Chile	**17**	8	12
Mexico	**14**	9	–
Panama	**11**	2	5
Other	**(3)**	(15)	2
	(977)	324	328

	Year ended 31 December		
Figures in US$m	**2001**	2000	1999
Net interest income	**1,113**	1,219	1,097
Dividend income	**12**	8	11
Net fees and commissions	**509**	480	391
Dealing profits	**40**	68	64
Other income	**358**	397	324
Other operating income	**919**	953	790
Total operating income	**2,032**	2,172	1,887
Staff costs	**(864)**	(906)	(801)
Premises and equipment	**(159)**	(167)	(148)
Other	**(448)**	(495)	(415)
Depreciation	**(78)**	(67)	(76)
	(1,549)	(1,635)	(1,440)
Goodwill amortisation	**(17)**	(13)	(10)
Operating expenses	**(1,566)**	(1,648)	(1,450)
Operating profit before provisions	**466**	524	437
Provisions for bad and doubtful debts	**(940)**	(204)	(133)
Loss from foreign currency redenomination in Argentina	**(520)**	–	–
Amounts written off fixed asset investments	**(1)**	(1)	(2)
Operating (loss)/profit	**(995)**	319	302
Share of operating profit in associated undertakings	**1**	1	11
Gains/(losses) on disposal of investments and tangible fixed assets	**–**	(9)	5
(Loss)/profit on ordinary activities before tax	**(994)**	311	318
Share of HSBC's pre-tax profits (cash basis) (per cent)	**(11.1)**	3.2	4.1
Share of HSBC's pre-tax profits (per cent)	**(12.4)**	3.2	4.0
Cost:income ratio (excluding goodwill amortisation) (per cent)	**76.2**	75.3	76.3
Period-end staff numbers (full-time equivalent)	**28,292**	25,907	27,181

Bad and doubtful debts

Figures in US$m	Year ended 31 December 2001	2000	1999
Loans and advances to customers			
– specific charge			
new provisions	**440**	302	194
releases and recoveries	**(134)**	(100)	(66)
	306	202	128
– additional general charge for Argentine exposure	**600**	–	–
– general charge/(release)	**34**	2	5
Customer bad and doubtful debt charge	**940**	204	133
Total bad and doubtful debt charge	**940**	204	133
Customer bad debt charge as a percentage of closing gross loans and advances	**15.03%**	2.75%	2.25%

Figures in US$m	At 31 December 2001	At 31 December 2000
Assets		
Loans and advances to customers (net)	**5,180**	6,849
Loans and advances to banks (net)	**2,367**	3,362
Debt securities, treasury bills and other eligible bills	**3,847**	5,281
Total assets	**15,210**	19,073
Liabilities		
Deposits by banks	**1,849**	2,644
Customer accounts	**8,556**	10,265

Year ended 31 December 2001 compared with year ended 31 December 2000

The main focus in Latin America has been Argentina, where following the inability to secure a financing package from the International Monetary Fund ('IMF'), the Argentine government introduced measures to restrict the withdrawal of US dollar denominated deposits and the transfer of monies abroad. Following the declaration of a state of siege by the Argentine government, in late December, the president and the three subsequent incumbents resigned within a space of two weeks. In January 2002 the new president, Eduardo Dulhalde, formally announced that Argentina would default on its sovereign debt and at the same time announced the "pesification" of certain in-country US dollar denominated assets and liabilities. In addition, after a brief period of dual exchange rates (with a floating rate for financial transactions and a fixed rate for trade), the fixed exchange rate policy of one-to-one parity with the US dollar was abandoned and the peso moved to a freely floating basis. Against this background of uncertainty and turmoil the Argentine economy contracted by around 5 per cent in 2001, the third successive year of recession. This economic downturn is forecast to worsen during 2002.

Encouragingly, despite the Argentine crisis, the Brazilian economy remained relatively stable. Initially the Argentine crisis prompted a sharp devaluation of the real which prompted the Central bank to raise interest rates by 375 basis points, between January 2001 and July 2001, to control inflationary pressures and dampen domestic demand. In the fourth quarter, a combination of sharp cuts in US interest rates and an improved Brazilian current account balance resulted in the real recovering to be only 15.6 per cent lower against the US dollar over the course of 2001. It is anticipated that GDP growth in 2001 was around 2 per cent (compared to forecast growth of 4 per cent) with inflation slightly higher at 7.7 per cent compared with 5.97 per cent in 2000.

HSBC's operations in Latin America reported a cash basis pre-tax loss of US$977 million in 2001 compared with a cash basis pre-tax profit of US$324 million in 2000. In view of the continuing unsettled and deteriorating economic environment in Argentina, the bad debt charge arising on HSBC's Argentine exposure was US$737 million, US$681 million higher than that in 2000, and included a US$600 million additional general provision charge raised against this exposure. In addition, the 2001 pre-tax loss included a loss of US$520 million arising from the pesification of HSBC Argentina's US dollar assets and liabilities at mandatory differing rates of exchange which destroyed capital in the Argentine banking system. In Brazil, cash basis profit before tax of US$136 million, US$72 million lower than in 2000, reflected curtailment in the rate of credit expansion during 2001 as a consequence of volatility in foreign exchange and interest rate markets reflecting concerns over the Argentine economy, energy shortages and political uncertainties. At constant exchange rates, cash basis pre-tax profits in Brazil were only US$28 million lower than in 2000.

The following commentary on Latin America's results is based on constant exchange rates.

Net interest income in Latin America at US$1,113 million was US$86 million higher than in 2000. In Brazil net interest income was US$98 million, or 14 per cent, higher than in 2000 reflecting increased levels of corporate and retail lending (principally arising from the full years contribution from CCF's Brazilian operations) and holdings of US dollar linked securities to take advantage of wider spreads from lower funding costs. This was partly offset by a decline in HSBC Bank Brasil's net

Financial Review (continued)

interest margin reflecting a change in asset mix to an increase in the proportion of less risky but lower-yielding assets. In Argentina, net interest income was US$17 million lower than in 2000 and reflected higher funding costs on rising interest rates. In Panama, net interest income, following the acquisition in the second half of 2000 of Chase Manhattan Bank branches, was US$29 million higher than in 2000.

Other operating income of US$919 million was US$89 million, or 10.7 per cent, higher than in 2000 with an increase of US$109 million in fee income. In Brazil, fee income increased by US$79 million, or 27.6 per cent, as the HSBC Brazilian operation continued to develop wealth management business, particularly asset management activities, and the successful cross-sales of products to existing customers through the retail branch network. Fees from asset management grew by 48 per cent compared to 2001 and at 31 December 2001 funds under management stood at US$9.0 billion (US$3.9 billion of which arose from the acquisition of CCF Brasil). In total, funds under management by our Brazilian operations now rank fifth largest in Brazil. Life insurance premia grew by 24 per cent and now represent 36 per cent (34 per cent in 2000) of total insurance premia. In Argentina, fee income was US$30 million, or 32.6 per cent, higher than in 2000. Initiatives taken to improve revenue mix were reflected in higher levels of fees from credit cards and asset management. In addition, fee income reflected fees earned from being an arranger and market-maker for Argentine government bond auctions.

The increased contribution from fee income was partly offset by lower levels of dealing profits. Brazil's dealing profits of US$20 million were US$7 million lower than in 2000 as losses were incurred on interest rate trading positions as interest rates rose. These losses were only partly offset by higher levels of dealing profits on foreign exchange and debt securities trading. Argentina reported dealing losses of US$6 million compared to dealing profits of US$16 million in 2000. This resulted from difficult trading conditions as a result of volatility in foreign exchange rates and losses on bond positions. HSBC's Argentine pensions, healthcare and life insurance businesses also reported falls in income as rising unemployment and collapsing economic conditions led to a 6 per cent fall in healthcare membership, reduced contributions to pensions funds and a reduction in annuities business.

Operating expenses, excluding goodwill amortisation, of US$1,549 million were US$152 million, or 10 per cent, higher than 2000. In Brazil operating expenses of US$1,023 million, were higher by US$141 million reflecting the acquisition of CCF Brasil and restructuring provisions. As economic conditions became less certain cost controls were put in place to restrain operating expense growth with a number of contracts renegotiated. Investment in electronic distribution channels continued and HSBC Bank Brasil's internet and wireless banking services expanded with a twofold increase in the number of registered Internet Bank users since December 2000, to 420,000 performing on average 1.9 million on-line transactions a month. The newer Wireless Services, which encompass e-mail, Cellular and Palm Banking, have 24,000 users, a 40 per cent increase since June 2001. In Argentina, cost controls were rigorously enforced and the increase in operating expenses of US$11 million was due mainly to the write-down to market value of certain properties now considered to be permanently impaired.

Provisions for bad and doubtful debts of US$940 million increased by US$768 million compared to 2000. In Brazil, the significant increase in provisioning requirements of US$80 million reflected a change in the lending portfolio mix. Targeted growth in the high margin personal lending portfolio led to an expected and corresponding increase in delinquencies and provisioning levels rose to reflect the underlying risks within the consumer portfolio. In Argentina, provisions for bad and doubtful debts rose substantially to reflect the disastrous economic conditions and financial uncertainties. This is reflected in the US$681 million increase in the bad and doubtful debt provisions to US$737 million compared to US$56 million in 2000.

Year ended 31 December 2000 compared with year ended 31 December 1999

HSBC's operations in Latin America contributed US$324 million to HSBC's cash basis profit before tax in 2000, in line with 1999, which included exceptional profits earned from the volatility in the Brazilian financial markets in the first half of 1999. On 1 August, HSBC Bank USA completed the acquisition of Chase Manhattan's branch operations in Panama. The 11 branches acquired added US$752 million of assets.

In Brazil, a more favourable economic

background in 2000, coupled with the focus on delivering HSBC's Global Strategic goals in Brazil, resulted in a strong performance in 2000. Brazilian operations (excluding Banco CCF Brasil S.A.) contributed US$206 million to pre-tax profits in 2000. Second half pre-tax profits of US$84 million were US$38 million lower than the first half reflecting higher credit costs and restructuring charges of US$17 million incurred to achieve further operational efficiencies and to integrate Banco CCF Brazil.

The economic environment in the second half of 2000 was characterised by concerns over the Argentinian economy and a greater perceived likelihood of a sharp US slowdown. Despite volatility in the Brazilian foreign exchange and interest rate markets, Brazil's economic fundamentals remained steady with GDP growth of 4 per cent and inflation at 5.97 per cent, in line with the Government's target for 2000, and an improvement on 8.64 per cent inflation in 1999. The improved economic environment allowed interest rates to fall by nearly 300 basis points from December 1999.

HSBC's strategy of embracing internet technology in the delivery of its services has developed rapidly in Brazil. HSBC Brasil has offered internet banking since 1998 to its personal and small business customers and has 200,000 registered users. As of November 2000, internet based services were extended to include WAP access through Brazil's cellular phone network.

In Argentina, a negative economic environment, exacerbated by higher oil prices and US economic uncertainty, produced an increase in the Argentine risk premium of up to 10 per cent. Since the end of the year, the spread on Argentinian government paper has fallen by 90 basis points.

Although GDP growth for the year ended 31 December 2000 improved markedly over 1999, when it fell by 4 per cent, it was still negative and thus adversely impeded opportunities for growth. Nevertheless, the bank in Argentina continued to follow its strategy of creating an integrated financial services group and, despite the economic recession, HSBC's Argentinian operations achieved pre-tax profits of US$107 million compared to US$67 million in 1999.

Net interest income in Latin America at US$1,219 million in 2000 was US$122 million higher than in 1999 with the largest increases in Brazil and Argentina, together with smaller increases due to the Panama acquisition and the former RNYC operations in Mexico and Uruguay. In Brazil, net interest income was US$886 million, 5 per cent higher than in 1999. This reflected a 20 per cent increase in average interest-earning assets with robust growth achieved in interest-earning commercial and retail assets, particularly in the areas of consumer credit and corporate working capital loans. There was a decline in the net interest margin of 168 basis points principally due to lower interest rates. In Argentina, net interest income was US$262 million, US$16 million higher than 1999, principally as a result of higher volumes of investment securities than in 1999. The economic uncertainty had an impact on both the volume of the lending portfolio and overall rates. The funding base continued to grow, but this growth was largely deployed in liquid assets causing spreads to drop from 5.54 per cent to 4.95 per cent because of a more liquid asset mix and increased borrowing rates.

Other operating income was US$163 million higher than 1999 with Argentina contributing US$77 million and Brazil US$53 million to the increase. In Argentina, initiatives taken to improve both the volume and quality of the earnings stream included cross selling marketing campaigns, the launch of an incentives and rewards programme and a drive to improve service quality, in particular for bancassurance and HSBC Premier clients. Actions taken in prior years to curtail unprofitable motor portfolios and increase the use of scoring in sales of new products helped La Buenos Aires, the general insurance business, to achieve an improved underwriting profit of US$2.4 million despite weak market conditions. An improved result was also reported in the life assurance and annuity business. Total funds under management grew by some 39 per cent from 1999 to 2000, from US$3.1 billion to US$4.3 billion, principally within the pension plan administrator, Maxima. Mutual funds also grew and, despite the economic recession, market share improved from 5.9 per cent to 6.1 per cent reaching fifth position in the rankings.

Brazilian operations continued to develop their wealth management business, in the form of insurance and asset management products, and growing commercial and retail business. Asset Management operations in Brazil also continued to expand as a result of organic growth and the addition

Financial Review (continued)

of Banco CCF Brasil SA ('CCF Brasil'). Funds under management stood at US$10.8 billion as at December 2000, compared with US$4.1 billion as at the end of 1999. CCF Brasil contributed US$5.6 billion of this increase. In total, funds under management by our Brazilian operations now rank fourth largest in Brazil, as at June 2000, compared to tenth at December 1999.

Operating expenses at US$1,648 million in 2000 were US$198 million higher than in 1999. Operating expenses in Brazil were US$56 million higher than in 1999. Cost increases reflected business growth and restructuring to achieve operating efficiencies and integrate CCF Brasil with HSBC's existing operations in Brazil. In Argentina, expenses rose by US$55 million to US$445 million. Staff costs grew by US$48 million as a result of a higher headcount and an increase in average salaries and bonuses. Controls were put in place to restrain operating expense growth with a number of contracts renegotiated in areas such as communications and mailing and marketing campaigns. These initiatives together with other one off impacts partially offset the higher staff costs. The cost:income ratio improved slightly to 73 per cent.

Provisions for bad and doubtful debts increased by US$71 million compared with 1999. In Brazil, there was a significant increase in provisioning requirements in the second half of the year reflecting changes in asset mix. Strong growth in the consumer book brought with it a corresponding increase in delinquencies and provisioning levels rose to reflect the underlying risks within the consumer portfolio. Provisioning on consumer lending was adequately covered by the interest revenue earned on these products and it is HSBC policy to make a full provision for delinquent consumer credit after 180 days. In Argentina, provisions for bad and doubtful debts in 2000 of US$56 million represented 2.1 per cent of average loans and advances to customers and were US$18 million lower than 1999 although still impacted by the weak economic environment. Non-performing loans at US$579 million were US$215 million higher than December 1999 reflecting the weak economy.

Consistent with HSBC's strong focus on capital management, Brazil paid dividends and capital repatriations of US$179 million during the year, bringing total dividends and remitted capital since December 1998 to US$373 million.

CCF Brasil made a small contribution to HSBC pre-tax profits.

Analysis by line of business

The data presented on pages 73 and 74 reflects an analysis of HSBC's results and of certain key balance sheet amounts, according to the lines of business described on pages 20 to 24. This provides additional and complementary analysis to HSBC's segmental reporting by geographic region.

The results are presented in accordance with the accounting policies used in the preparation of HSBC's consolidated financial statements. HSBC's operations are closely integrated and, accordingly, the presentation of line of business data includes internal allocations of certain items of income and expenses. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic basis they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-company and inter-business line transactions. Such transactions are generally undertaken on arm's-length terms. Inter-business line funding and placement of surplus funds is generally undertaken at market interest rates.The reported results of each line of business include the funding benefit of the shareholders' funds allocated to that business. Shareholders' funds are generally allocated to lines of business on the basis of economic capital measures including the relative risk weighted assets of each operation.

Key balance sheet data is presented below.

Comparative data for line of business reporting is presented for 2000 only, as it is not practicable to produce this data for 1999. The data previously presented analysing HSBC's performance between commercial and investment banking is no longer presented, as this does not reflect the way that HSBC now analyses its business.

In the analysis of profit by line of business which follows, total operating income and operating expenses include intra-HSBC items of US$1,083 million in 2001 and US$940 million in 2000. These amounts represent the other operating income and expenses arising from inter-company transactions within and between HSBC's geographic regions.

These items have been eliminated in arriving at total amounts for other income and operating expenses in the tables below. Accordingly the total amounts for these lines are less than the sum of the reported business lines.

Profit on ordinary activities before tax – cash basis

Figures in US$m **Year ended 31 December 2001**	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Net interest income	6,876	3,821	3,418	530	80	14,725
Dividend income	5	7	138	4	32	186
Net fees and commissions	2,962	1,671	2,117	596	124	7,470
Dealing profits	53	103	1,411	124	(6)	1,685
Other income	856	422	568	63	996	1,822
Other operating income	3,876	2,203	4,234	787	1,146	11,163
Total operating income	10,752	6,024	7,652	1,317	1,226	25,888
Operating expenses (excluding goodwill amortisation)	(6,608)	(3,036)	(3,899)	(891)	(1,254)	(14,605)
Operating profit before provisions	4,144	2,988	3,753	426	(28)	11,283
Provisions for bad and doubtful debts	(772)	(662)	(34)	29	2	(1,437)
Argentine general provision	–	–	–	–	(600)	(600)
Provisions for contingent liabilities and commitments	(17)	16	(14)	(46)	(13)	(74)
Princeton Note provision	–	–	–	–	(575)	(575)
Loss from currency redenomination in Argentina	–	–	–	–	(520)	(520)
Amounts written off fixed asset investments	(5)	(1)	(72)	(2)	(45)	(125)
Operating profit	3,350	2,341	3,633	407	(1,779)	7,952
Share of operating profit/(loss) in joint ventures and associates	(56)	34	43	–	60	81
Gains on disposal of investments and tangible fixed assets	210	10	354	5	195	774
Profit/(loss) on ordinary activities before tax (cash basis)	3,504	2,385	4,030	412	(1,524)	8,807
Share of HSBC's pre-tax profits (cash basis) (per cent)	39.8%	27.1%	45.8%	4.7%	(17.4%)	100.0%
Cost:income ratio (excluding goodwill amortisation) (per cent)	61.5%	50.4%	51.0%	67.7%	102.3%	56.4%

Year ended 31 December 2001	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Europe	1,091	986	1,438	310	357	4,182
Hong Kong	1,631	726	1,244	84	198	3,883
Rest of Asia-Pacific	80	277	725	(16)	30	1,096
North America	653	372	438	37	(877)	623
Latin America	49	24	185	(3)	(1,232)	(977)
Profit/(loss) on ordinary activities before tax (cash basis)	3,504	2,385	4,030	412	(1,524)	8,807

Selected balance sheet data (third party items only) at 31 December 2001

Figures in US$m	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Loans and advances to customers (net)	114,982	81,999	99,254	11,005	1,409	308,649
Customer deposits	229,903	81,038	88,612	50,233	205	449,991
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets						
Loans and advances to banks (net)			83,312			
Debt securities, treasury bills and other eligible bills			155,330			
Deposits by banks			49,785			

Financial Review (continued)

Profit on ordinary activities before tax – cash basis

Figures in US$m Year ended 31 December 2000	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Net interest income	6,530	3,541	2,849	547	256	13,723
Dividend income	1	3	148	2	43	197
Net fees and commissions	2,753	1,579	2,287	541	151	7,311
Dealing profits	97	82	1,370	110	(33)	1,626
Other income	760	368	610	50	868	1,716
Other operating income	3,611	2,032	4,415	703	1,029	10,850
Total operating income	10,141	5,573	7,264	1,250	1,285	24,573
Operating expenses (excluding goodwill amortisation)	(6,390)	(2,636)	(3,814)	(714)	(963)	(13,577)
Operating profit before provisions (cash basis)	3,751	2,937	3,450	536	322	10,996
Provisions for bad and doubtful debts	(602)	(202)	(146)	(6)	24	(932)
Provisions for contingent liabilities and commitments	(31)	5	(10)	–	(35)	(71)
Amounts written off fixed asset investments	–	2	(33)	(4)	(1)	(36)
Operating profit (cash basis)	3,118	2,742	3,261	526	310	9,957
Share of operating profit/(loss) in joint ventures and associates	(96)	26	59	2	48	39
Gains on disposal of investments and tangible fixed assets	15	12	243	19	15	304
Profit on ordinary activities before tax (cash basis)	3,037	2,780	3,563	547	373	10,300
Share of HSBC's pre-tax profits (cash basis) (per cent)	29.5%	27.0%	34.6%	5.3%	3.6%	100.0%
Cost:income ratio (excluding goodwill amortisation) (per cent)	63.0%	47.3%	52.5%	57.1%	74.9%	55.3%

Year ended 31 December 2000	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Europe	624	1,139	1,501	406	351	4,021
Hong Kong	1,680	781	1,012	85	134	3,692
Rest of Asia-Pacific	189	376	666	(1)	40	1,270
North America	507	376	213	49	(152)	993
Latin America	37	108	171	8	–	324
Profit on ordinary activities before tax (cash basis)	3,037	2,780	3,563	547	373	10,300

Selected balance sheet data (third party items only) at 31 December 2000

Figures in US$m	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Loans and advances to customers (net)	104,655	79,103	92,845	11,182	2,052	289,837
Customer deposits	216,454	82,113	80,417	47,611	474	427,069
The following assets and liabilities were also significant to the Corporate, Investment Banking and Markets						
Loans and advances to banks (net)			100,073			
Debt securities, treasury bills and other eligible bills			134,823			
Deposits by banks			55,700			

Year ended 31 December 2001 compared with year ended 31 December 2000

All commentary is made on a cash basis, that is excluding the impact of goodwill amortisation.

Personal Financial Services

Personal Financial Services contributed US$3,504 million to pre-tax profits in 2001 and represented 39.8 per cent of such profits. Growth in pre-tax profits over 2000 amounted to US$467million, an increase of 15 per cent. This was driven by good growth in operating profits before provisions with revenues rising 6 per cent against cost growth of 3 per cent. Reflecting significant growth in personal lending, provisions for bad and doubtful debts rose US$170 million an increase of 28 per cent. Disposal gains were exceptionally high as a result of the disposal of the Group's interest in British Interactive Broadcasting.

Net interest income increased by US$346 million or 5 per cent. Within this, net interest income in Europe rose by US$217 million, mainly reflecting the inclusion of a full year's income for CCF in 2001. Excluding the impact of CCF, net interest income in Europe was effectively flat. In the UK, the benefit of customer deposit growth was offset by the impact on margins of competitive pricing initiatives in mortgages and savings accounts.

In Hong Kong net interest income rose by US$41 million as the benefits of increased credit card lending and wider spreads on non-Hong Kong dollar lending were largely offset by lower spreads on Hong Kong Dollar savings and deposit accounts and on residential mortgages.

Net interest income for the Rest of Asia-Pacific rose by US$53 million with encouraging growth in most entities in the region. In North America increased net interest income of US$96m reflected wider margins as funding costs fell more quickly than lending, particularly mortgage lending, repriced. The decline in funding costs was further helped by a switch by depositors away from fixed rate CDs to lower-paying savings and current accounts.

Net fees and commissions rose by US$209 million or 8 per cent on the year. US$128 million of this rise was in Europe, again mainly reflecting the inclusion of a full year of results for CCF. Fees in the UK fell slightly as lower overdraft fees and the effect of removing ATM fees on the LINK network and mortgage valuation fees were only partially offset by growth in wealth management income and fees on investment products. Net fees in Hong Kong were up by US$76 million, with outstanding success in fees earned from sales of capital-guaranteed funds.

In North America fee income was effectively unchanged; strongly rising wealth management income and fees from high levels of mortgage augmentation were offset by increased write-offs of mortgage servicing rights as mortgage prepayments rose in response to falling interest rates. The mortgage business also suffered losses on instruments held as hedges against the value of mortgage servicing rights; such losses are reflected in dealing profits. Overall the mortgage business generated positive net interest and non-interest income.

Other income rose by US$96 million, primarily in Hong Kong due to strong growth in life insurance income fees and the growth in embedded value in this business.

Operating expenses increased by US$218 million or 3 per cent, mainly reflecting a US$139 million rise in staff costs and US$43 million of increased premises and equipment expenses. In Europe, expenses rose by US$229 million, mainly due to the inclusion of a full year's costs for CCF. Excluding this increase, costs in Europe were down. In constant currency terms, the UK bank's staff costs rose 4 per cent due to annual pay rises and increased headcount in wealth management and customer telephone services.

Costs in Hong Kong increased by US$147 million, reflecting increased marketing and IT costs, together with the impact of annual salary increments and expansion of the cards business and Mandatory Provident Fund services. In the rest of Asia-Pacific, a US$96 million rise in costs included increased costs following acquisitions and branch openings, higher costs associated with the expansion of wealth management services, costs of mortgage incentives in Malaysia and branch expansion in a number of countries.

Operating costs declined by US$72 million in North America mainly due to the non-recurrence of restructuring costs associated with the RNYC acquisition in 2000, partly offset by increased wealth management expenses together with lower performance-based salaries in Canada. Costs in Latin

Financial Review (continued)

America were lower by US$182 million, mainly due to the effect of exchange rate changes in Brazil. Local currency costs were up slightly in Brazil, reflecting higher transactional taxes.

Provisions for bad and doubtful debts rose from US$602 million to US$772 million. In Europe lower provisions (down by US$58 million), partly reflected improved recovery procedures in First Direct and the cards portfolio.

Provisions in Hong Kong rose by US$94 million as the weakening economic environment led to an increase in personal bankruptcies and this, together with a rise in card lending, resulted in increased provisions on credit cards. Provisions in the Rest of Asia-Pacific rose by US$84 million, with higher charges in Taiwan and the non-recurrence of the benefit seen in 2000 from the release of part of the Asia special general provision. Latin American loan losses rose by US$37 million, including US$11 million in Argentina due to the economic situation in the country. Latin American provisioning excludes the exceptional provision taken against 2001 results following the formal default of sovereign debt and the pesification of the banking system. Brazil's growing provisioning requirements reflected planned expansion of the personal lending portfolio in 2000.

Provisions for contingent liabilities and commitments saw a US$17 million charge in the year, compared with US$31 million in 2000, all of which arose in Europe. The 2001 charge included US$13 million relating to CCF.

Losses from associated undertakings reduced by US$40 million, mainly reflecting the sale of British Interactive Broadcasting which also contributed US$202 million to profit on disposal of fixed asset investments. In other associates and joint ventures, an improved performance in Cyprus partly offset higher losses in Merrill Lynch HSBC and lower profits in the personal banking business of Saudi British Bank.

Commercial

The commercial line of business contributed US$2,385 million to pre-tax profits in 2001 and represented 27.1 per cent of such profits. Pre-tax profits were US$395 million lower, a decline of 14 per cent reflecting higher net provisions for bad and doubtful debts as recoveries fell and the impact of the release of the Asian special general provision in 2000 was not repeated. Operating profits before provisions were up slightly, by US$51 million or 2 per cent.

Net interest income increased by US$280 million or 8 per cent. Net interest income in Europe rose by US$254 million, mainly reflecting the inclusion of a full year's income for CCF in 2001. Excluding the impact of CCF, net interest income in Europe was down slightly, mainly due to foreign exchange movements. Underlying net interest income in the UK was broadly unchanged, as significant growth in UK commercial loans and deposits was offset by falling margins due to lower base rates and increased competitive pressures. Net interest income in Hong Kong fell slightly, by US$44 million, due to lower margins on current account deposits. The Rest of Asia-Pacific saw a small rise in net interest income as the benefit of lower funding costs in the Middle East offset lower margins in Singapore.

North America saw strong growth in net interest income, which rose by US$82 million reflecting organic growth, increased commercial deposit levels and improved margins in commercial real estate lending.

Net fees and commissions rose by US$92 million or 6 per cent against 2000. The main part of this rise was in Europe, again mainly reflecting the impact of including a full year of results for CCF. Fees in the UK were broadly flat in constant currency terms.

Operating expenses increased by US$400 million or 15 per cent, within which US$227 million reflected a rise in staff costs and US$64 million increased premises and equipment. Again, the inclusion of a full impact for CCF was the main contributor.

Provisions for bad and doubtful debts rose sharply from US$202 million to US$662 million. Of the increase in Europe (up by US$171 million), US$60 million related to CCF, with the remainder mainly reflecting higher provisions in the UK due to the less favourable economic environment and pressures on UK manufacturing industry. Provisions in the Rest of Asia-Pacific rose by US$123 million, notably due to further charges in Indonesia and the non-recurrence of the benefit seen in 2000 from the release of the special general provision.

In North America provisions rose by US$98 million, reflecting losses in receivables lending and equipment lending. Canada also experienced increased loan losses, particularly to one name in the telecommunications sector. Latin American loan losses rose by US$68 million, including US$58 million in Argentina, with increased losses in Brazil.

Corporate, Investment Banking and Markets

Corporate, Investment Banking and Markets contributed US$4,030 million of pre-tax profits in 2001 representing 45.8 per cent of such profits. Compared with 2000, pre-tax profits were US$467 million higher, an increase of 13 per cent, driven by lower bad debt charges and a substantial increase in net interest income in the markets business in the falling interest rate environment.

Net interest income increased by US$569 million or 20 per cent. The increase reflected a number of factors; money market income was strong, as treasury was positioned to take advantage of falling rates, treasury also improved its yield by shifting part of its holding of liquid assets from government bonds to high quality corporate bonds. Increased equity swap activity generated additional cash deposits and in a number of emerging markets, notably Turkey, treasury operations benefited from high interest rates and volatile market conditions in 2001.

Net fees and commissions declined by US$170 million or 7 per cent on the year. A year of severely adverse conditions in global new equity issues and financial advisory markets and lower turnover on the world's stock exchanges significantly reduced revenues in these areas. However, in debt capital markets progress in the continuing alignment of client service teams, and from the combination of strengths of CCF with HSBC in euro and sterling markets, generated stronger revenues from a much improved market position.

Dealing profits rose by US$41 million with foreign exchange and interest rate products compensating for lower revenues in equities and equity derivatives trading.

Dealing profits in North America were particularly strong, up by US$172 million, reflecting investment to strengthen the Group's capabilities in a number of areas, including foreign exchange, interest rate derivatives and structured products. Latin America's dealing profits were down by US$54 million, mainly reflecting lower profits in Argentina and the impact of foreign currency translation movements on the profits reported by Brazil.

In regional markets outside the major centres, India, Turkey, Japan, Thailand and the Philippines all produced strong results.

Operating expenses increased by US$85 million or 2 per cent, essentially reflecting the inclusion of a full year's results for CCF offset by currency translation impacts.

Provisions for bad and doubtful debts fell by US$112 million to US$34 million. Higher provisions in the United States were offset by lower requirements in Hong Kong, together with a large write-back of provisions held against the historical Olympia and York exposure as the security held against this investment was sold.

Amounts written off fixed asset investments amounted to US$72 million, reflecting write-downs of private equity and other investments.

The significant increase in profits on disposal of investments from US$243 million to US$354 million reflected a number of disposals in Europe including Quilter by CCF and Pulsiv and ERGO by HSBC Trinkaus.

In Hong Kong, disposal profits in 2001 included the Group's investment in Hong Kong Central Registration and certain investment securities.

In North America, the business sought to reduce its exposure to future interest rate movements by realising mortgage-backed and other investment debt securities which resulted in a large increase in disposal profit, from US$33 million in 2000 to US$133 million in 2001.

Private Banking

Private Banking contributed US$412 million to pre-tax profits in 2001 which represented 4.7 per cent of such profits. These profits were US$135 million or 25 per cent lower than in 2000, reflecting a decline in customer activity, lower disposal gains and costs associated with restructuring the business.

Net interest income declined by US$17 million or 3 per cent. Offsetting the effect of a full year's income from CCF entities, the underlying change mainly reflects a switch to lower yielding assets and a lower benefit from free capital as interest rates fell and a more conservative risk profile was taken.

Net fees and commissions rose by US$55

million or 10 per cent on the year. US$40 million of this rise occurred in Europe again mainly due to the impact of including a full year of results for CCF. North America increased fee income by US$25 million on fees generated from increased assets under management.

Operating expenses increased by US$177 million or 25 per cent and included a US$144 million rise in staff costs and US$33 million of increased premises and equipment expenses. The greatest increase in costs was in Europe, where expenses rose by US$139 million, mainly due to the inclusion of a full year's costs for CCF. Excluding CCF, costs in Europe were up by US$51 million, in part relating to the cost of restructuring the Group's private banking operations during 2001 and the expansion of headcount as part of business growth.

There was a net write-back of provisions for bad and doubtful debts, amounting to US$29 million, against a net charge of US$6 million in 2000. The reduction reflected a write-back of general provisions in Switzerland following a review of the level of provisions held in the light of historical loan loss experience.

The US$46 million of provisions for contingent liabilities and commitments included US$31 million relating to CCF's operation in Lebanon, now closed, and smaller amounts relating to a number of individual items of litigation.

Private Banking achieved US$5 million of gains on the disposal of fixed asset investments, compared with US$19 million in 2000.

Other

The main items reported under Other are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC's holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. A number of exceptional items are also reported in this segment including the impact of the Princeton Note provision and exceptional bad debt provisions and currency redenomination losses in Argentina.

Net fees and commissions and other income of the Group's wholesale insurance operations amounted to US$321 million in 2001 and US$281 million in 2000.

UK GAAP compared with US GAAP

Under US GAAP, HSBC's net income was US$4,911 million in 2001, US$6,236 million in 2000 and US$4,889 million in 1999, compared with US$5,406 million in 2001, US$6,628 million in 2000 and US$5,408 million in 1999 under UK GAAP. Under US GAAP, shareholders' equity as at 31 December was US$48,444 million in 2001, US$48,072 million in 2000 and US$35,930 million in 1999, compared with US$45,979 million in 2001, US$45,570 million in 2000 and US$33,408 million in 1999 under UK GAAP. Differences result from the different treatment of lease financing, debt swaps, shareholders' interest in long-term assurance fund, pension costs, stock-based compensation, goodwill, internal software costs, revaluation of property, purchase accounting adjustments, accruals accounted derivatives, foreign exchange gains on investment securities, fair value adjustment for securities available-for-sale, dividends payable, own shares held and deferred taxation. See Note 50 of the 'Notes on the Accounts'.

Future accounting developments

The Accounting Standards Board (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become effective in future financial statements. HSBC is currently reviewing the likely impact of these statements.

UK GAAP

FRS 17 'Retirement benefits' was issued in December 2000 and will be fully effective for HSBC's 2003 financial statements. FRS 17 when applied in full will replace SSAP 24 'Accounting for pension costs', UITF Abstract 6 'Accounting for post-retirement benefits other than pensions' and UITF Abstract 18 'Pension costs following the 1997 tax changes in respect of dividend income'. There are also amendments to other accounting standards and UITF Abstracts.

FRS 17 prescribes the following:

- the accounting for defined contribution schemes remains unchanged;
- in respect of defined benefit schemes, financial statements reflect at fair value the assets and, at actuarial valuation using the projected unit method, the liabilities arising from an employer's retirement benefit obligations and any related funding;
- in respect of defined benefit schemes, the operating costs of providing retirement benefits to employees are recognised in the accounting period(s) in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and
- the financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities.

FRS 17 requires additional disclosure in HSBC's 2001 year-end financial statements with regard to the closing balance sheet position under the standard. Additional disclosure required in HSBC's 2002 year-end financial statements relates to the opening and closing balance sheet position under FRS 17 together with the performance statement items. The profit and loss account items comprise the current service cost, expected rate of return on assets and interest cost. Actuarial gains and losses will be recognised in reserves through the Statement of Total Consolidated Recognised Gains and Losses. The primary statement impact will be recognised initially from 1 January 2003.

FRS 19 'Deferred tax' was issued in December 2000 and will be effective for HSBC's 2002 financial statements. FRS 19 replaces SSAP 15 'Accounting for deferred tax' and there are some amendments to other accounting standards.

The objective of FRS 19 is to ensure that future tax consequences of past transactions and events are recognised as liabilities or assets in the financial statements and that the financial statements disclose any other special circumstances that may have an effect on future tax charges.

In practice deferred tax will generally be provided in the accounts for all timing differences, subject to recoverability of deferred tax assets. Currently deferred tax assets and liabilities are recognised only to the extent they are expected to crystallise.

The adoption of FRS 19 represents a change of accounting policy. Therefore, a prior year adjustment will be required in the 2002 financial statements to restate the comparative figures as if FRS 19 had always been applicable. The effect on the balance sheet as at 31 December 2001 and 2000 will be as follows:

	2001 US$m	2000 US$m
Assets and liabilities		
To increase deferred tax assets by	535	501
To (increase)/decrease deferred tax liabilities by	(36)	505
To decrease net deferred tax liabilities by	499	1,006
Reserves		
To increase profit and loss account by	290	797
To decrease goodwill by	209	209
	499	1,006

The effect on the profit and loss account for the years ended 31 December 2001 and 31 December 2000 will be as follows:

	2001 US$m	2000 US$m
To increase the taxation charge by	507	106

The effect on goodwill amortisation is immaterial.

The increase in HSBC's tax charge for 2001 as restated above can be explained as follows:

- reversal of a benefit taken in 2001 under SSAP 15 in respect of deferred tax assets attributable to prior years under FRS19;
- reversal of a benefit taken in 2001 under SSAP 15 in respect of the release of a provision for additional UK tax on remittances from overseas attributable to prior years under FRS 19; and
- establishment of a provision required under FRS19 in respect of a possible clawback of capital allowances.

US GAAP

SFAS 141 'Business Combinations' requires that all business combinations initiated after 30 June 2001 be accounted for under the purchase method of accounting; the use of the pooling-of-interests method of accounting is eliminated. SFAS 141 also establishes how the purchase method is to be applied for business combinations completed after 30 June 2001. This guidance is similar to previous US GAAP, however, SFAS 141 establishes additional disclosure requirements for transactions occurring after its effective date.

SFAS 141 will also require HSBC to evaluate, at 1 January 2002, its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria for recognition apart from goodwill. This review is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 142 'Goodwill and Other Intangible assets' was issued in July 2001. The Statement is effective for fiscal years beginning after 15 December 2001 and may not be retroactively applied to financial statements of prior periods. During a transition period from 1 July to 31 December 2001 goodwill associated with business combinations completed before 1 July 2001 will continue to be amortised. SFAS 142 requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test. Goodwill will no longer be tested for impairment under SFAS 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of'.

HSBC will adopt SFAS 142 on 1 January 2002, at which time approximately US$20 billion goodwill at cost will be held with an unamortised net book value of US$17 billion. The estimated increase in net income for the year ended 31 December 2002 due to the non-amortisation of goodwill under SFAS 142 is US$1,005 million.

The increase in net income due to the non-amortisation of goodwill would have been US$1.3 billion for the year ended 31 December 2001. HSBC is currently reviewing the impact of applying impairment testing in accordance with SFAS 142.

SFAS 143 'Accounting for Asset Retirement Obligations' was issued in August 2001. The Statement is effective for fiscal years beginning after June 15 2002 although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognised in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 144 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' was issued in October 2001. The Statement supersedes SFAS 121 and is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS 144 retains many of the fundamental principles of SFAS 121 but differs from it in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

Average balance sheet and net interest income

Average balances and the related interest are shown for the domestic operations of HSBC's principal commercial banks by geographic region with all other commercial banking and investment banking balances and transactions included in 'Other operations'. Additional information on the basis of preparation is set out in the notes on page 89.

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
Assets		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Short-term funds and loans to banks										
Europe	HSBC Bank plc (i)	**13,841**	**803**	**5.80**	18,667	1,084	5.81	16,278	772	4.74
	HSBC Republic Holdings (Suisse)	**10,529**	**488**	**4.63**	8,927	520	5.83	–	–	–
	Crédit Commercial de France	**12,600**	**787**	**6.25**	7,368	471	6.39	–	–	–
Hong Kong	Hang Seng Bank	**19,285**	**905**	**4.69**	20,862	1,317	6.31	19,706	1,108	5.62
	The Hongkong and Shanghai Banking Corporation Limited	**23,455**	**1,129**	**4.81**	27,352	1,906	6.97	25,825	1,608	6.23
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**5,710**	**268**	**4.69**	6,350	351	5.53	7,086	367	5.18
	HSBC Bank Malaysia Berhad	**1,346**	**43**	**3.19**	1,842	57	3.09	1,373	51	3.70
	HSBC Bank Middle East	**1,846**	**78**	**4.23**	1,432	91	6.35	1,339	69	5.17
North America	HSBC USA Inc	**3,845**	**179**	**4.66**	4,141	247	5.96	3,080	154	4.99
	HSBC Bank Canada	**1,574**	**64**	**4.07**	1,395	83	5.95	1,217	57	4.69
	HSBC Markets Inc	**3,136**	**85**	**2.71**	3,198	147	4.60	1,790	78	4.38
Latin America	HSBC Bank Brasil	**1,306**	**206**	**15.77**	1,039	159	15.30	672	116	17.23
	HSBC Bank Argentina S.A.	**746**	**39**	**5.23**	824	51	6.19	748	39	5.18
Other operations		**10,977**	**710**	**6.47**	11,295	881	7.80	12,899	782	6.06
		110,196	**5,784**	**5.25**	114,692	7,365	6.42	92,013	5,201	5.65
Loans and advances to customers										
Europe	HSBC Bank plc (i)	**89,987**	**6,056**	**6.73**	87,684	6,721	7.67	82,135	6,007	7.31
	HSBC Republic Holdings (Suisse)	**2,695**	**112**	**4.16**	2,728	139	5.10	–	–	–
	Crédit Commercial de France	**25,559**	**1,705**	**6.67**	11,679	776	6.64	–	–	–
Hong Kong	Hang Seng Bank	**28,673**	**1,688**	**5.89**	27,515	2,279	8.28	25,859	2,112	8.17
	The Hongkong and Shanghai Banking Corporation Limited	**37,142**	**2,324**	**6.26**	34,863	3,095	8.88	38,189	3,066	8.03
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**20,343**	**1,351**	**6.64**	19,149	1,483	7.74	20,592	1,361	6.61
	HSBC Bank Malaysia Berhad	**3,829**	**242**	**6.32**	3,702	237	6.41	4,206	296	7.03
	HSBC Bank Middle East	**4,668**	**410**	**8.78**	4,854	464	9.56	4,475	420	9.39
North America	HSBC USA Inc	**41,457**	**2,815**	**6.79**	37,626	2,983	7.93	23,401	1,833	7.83
	HSBC Bank Canada	**14,731**	**988**	**6.71**	14,170	1,056	7.45	12,930	872	6.75
	HSBC Markets Inc	**7,197**	**183**	**2.54**	5,821	277	4.76	3,957	153	3.87
Latin America	HSBC Bank Brasil	**2,879**	**896**	**31.12**	2,706	908	33.56	1,800	658	36.55
	HSBC Bank Argentina S.A.	**2,122**	**371**	**17.48**	2,263	350	15.47	2,723	373	13.70
Other operations		**15,222**	**745**	**4.89**	15,233	761	4.99	12,925	987	7.64
		296,504	**19,886**	**6.71**	269,993	21,529	7.97	233,192	18,138	7.78

Financial Review (continued)

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
Assets *(continued)*		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Trading securities										
Europe	HSBC Bank plc (i)	**18,352**	**963**	**5.25**	7,380	467	6.33	12,760	655	5.13
	HSBC Republic Holdings (Suisse)	**–**	**–**	**–**	179	11	6.15	–	–	–
	Crédit Commercial de France	**13,275**	**508**	**3.83**	3,135	218	6.95	–	–	–
Hong Kong	Hang Seng Bank	**761**	**40**	**5.26**	210	13	6.41	68	4	5.88
	The Hongkong and Shanghai Banking Corporation Limited	**10,667**	**545**	**5.11**	6,742	450	6.67	2,201	147	6.66
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**2,042**	**113**	**5.53**	1,433	99	6.91	1,078	73	6.73
	HSBC Bank Malaysia Berhad	**223**	**7**	**3.14**	195	7	3.64	76	4	4.72
North America	HSBC USA Inc	**3,898**	**181**	**4.64**	1,826	105	5.75	907	51	5.58
	HSBC Bank Canada	**475**	**19**	**4.00**	188	11	5.85	174	8	4.61
	HSBC Markets Inc	**17,439**	**877**	**5.03**	10,879	660	6.07	10,526	572	5.43
Latin America	HSBC Bank Brasil	**104**	**8**	**7.69**	95	23	24.21	173	50	28.66
	HSBC Bank Argentina S.A.	**116**	**16**	**13.79**	192	21	10.94	68	6	8.86
Other operations		**1,974**	**135**	**6.84**	2,009	153	7.61	2,526	128	5.07
		69,326	**3,412**	**4.92**	34,463	2,238	6.49	30,557	1,698	5.56
Investment securities										
Europe	HSBC Bank plc (i)	**14,939**	**851**	**5.70**	20,573	1,231	5.98	18,610	1,057	5.68
	HSBC Republic Holdings (Suisse)	**11,376**	**611**	**5.37**	8,424	593	7.04	–	–	–
	Crédit Commercial de France	**2,425**	**130**	**5.36**	3,285	180	5.48	–	–	–
Hong Kong	Hang Seng Bank	**8,529**	**453**	**5.31**	6,003	395	6.59	5,249	307	5.85
	The Hongkong and Shanghai Banking Corporation Limited	**24,937**	**1,173**	**4.70**	18,026	974	5.40	12,660	595	4.70
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**8,587**	**475**	**5.53**	6,203	418	6.74	4,184	314	7.52
	HSBC Bank Malaysia Berhad	**733**	**28**	**3.82**	676	29	4.26	688	37	5.36
	HSBC Bank Middle East	**755**	**48**	**6.36**	692	55	7.95	604	54	8.94
North America	HSBC USA Inc	**19,244**	**1,232**	**6.40**	19,952	1,403	7.03	4,461	263	5.90
	HSBC Bank Canada	**2,105**	**99**	**4.70**	2,209	127	5.75	2,327	131	5.64
	HSBC Markets Inc	**17**	**1**	**5.88**	16	1	6.25	16	1	8.31
Latin America	HSBC Bank Brasil	**2,745**	**462**	**16.83**	2,781	467	16.79	3,026	697	23.05
	HSBC Bank Argentina S.A.	**949**	**113**	**11.91**	808	86	10.64	462	45	9.85
Other operations		**5,481**	**365**	**6.66**	6,678	492	7.37	10,658	561	5.26
		102,822	**6,041**	**5.88**	96,326	6,451	6.70	62,945	4,062	6.45

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
Assets *(continued)*		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Other interest-earning assets										
Europe	HSBC Bank plc (i)	**2,981**	**218**	**7.31**	2,522	183	7.26	5,496	293	5.33
	HSBC Republic Holdings (Suisse)	**287**	**85**	**29.62**	1,915	124	6.48	–	–	–
	Crédit Commercial de France	**1,586**	**82**	**5.17**	45	3	6.67	–	–	–
Hong Kong	Hang Seng Bank	**1,081**	**56**	**5.18**	1,335	92	6.89	1,459	87	5.95
	The Hongkong and Shanghai Banking Corporation Limited	**7,958**	**353**	**4.44**	9,890	487	4.92	8,351	426	5.10
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**4,799**	**181**	**3.77**	5,599	201	3.59	2,837	130	4.59
	HSBC Bank Malaysia Berhad	**72**	**4**	**5.56**	30	3	11.52	16	1	8.18
	HSBC Bank Middle East	**915**	**46**	**5.03**	905	60	6.63	844	47	5.57
North America	HSBC USA Inc	**665**	**46**	**6.92**	1,159	96	8.28	145	7	5.18
	HSBC Bank Canada	**–**	**3**	**–**	–	3	–	–	–	–
	HSBC Markets Inc	**54**	**2**	**3.70**	153	8	5.23	311	16	4.98
Latin America	HSBC Bank Brasil	**370**	**20**	**5.41**	302	31	10.26	140	25	18.00
	HSBC Bank Argentina S.A	**50**	**5**	**10.00**	4	1	25.00	–	–	–
Other operations		**(20,001)**	**(963)**	**4.81**	(23,148)	(1,129)	4.88	(19,081)	(927)	4.86
		817	**138**	**16.89**	711	163	22.93	518	105	20.27
Total interest-earning assets										
Europe	HSBC Bank plc (i)	**140,100**	**8,891**	**6.35**	136,826	9,686	7.08	135,279	8,784	6.49
	HSBC Republic Holdings (Suisse)	**24,887**	**1,296**	**5.21**	22,173	1,387	6.26	–	–	–
	Crédit Commercial de France	**55,445**	**3,212**	**5.79**	25,512	1,648	6.46	–	–	–
Hong Kong	Hang Seng Bank	**58,329**	**3,142**	**5.39**	55,925	4,096	7.32	52,341	3,618	6.91
	The Hongkong and Shanghai Banking Corporation Limited	**104,159**	**5,524**	**5.30**	96,873	6,912	7.13	87,226	5,842	6.70
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**41,481**	**2,388**	**5.76**	38,734	2,552	6.59	35,777	2,245	6.28
	HSBC Bank Malaysia Berhad	**6,203**	**324**	**5.22**	6,444	333	5.17	6,359	389	6.11
	HSBC Bank Middle East	**8,184**	**582**	**7.11**	7,883	670	8.50	7,262	590	8.13
North America	HSBC USA Inc	**69,109**	**4,453**	**6.44**	64,704	4,834	7.47	31,994	2,308	7.21
	HSBC Bank Canada	**18,885**	**1,173**	**6.21**	17,962	1,280	7.13	16,648	1,068	6.42
	HSBC Markets Inc	**27,843**	**1,148**	**4.12**	20,067	1,093	5.45	16,600	820	4.94
Latin America	HSBC Bank Brasil	**7,404**	**1,592**	**21.50**	6,923	1,588	22.94	5,811	1,546	26.60
	HSBC Bank Argentina S.A.	**3,983**	**544**	**13.66**	4,091	509	12.44	4,001	463	11.58
Other operations		**13,653**	**992**	**7.27**	12,068	1,158	9.60	19,927	1,531	7.68
		579,665	**35,261**	**6.08**	516,185	37,746	7.31	419,225	29,204	6.97
Summary										
Total interest-earning assets		**579,665**	**35,261**	**6.08**	516,185	37,746	7.31	419,225	29,204	6.97
Provisions for bad and doubtful debts		**(7,816)**			(7,980)			(7,060)		
Non interest-earning assets		**124,900**			107,480			83,137		
Total assets & interest income		**696,749**	**35,261**	**5.06**	615,685	37,746	6.13	495,302	29,204	5.90

Financial Review (continued)

		Year ended 31 December 2001	Year ended 31 December 2000	Year ended 31 December 1999
		%	%	%
Assets *(continued)*				
Distribution of average total assets:				
Europe	HSBC Bank plc (i)	**25.1**	27.9	33.1
	HSBC Republic Holdings (Suisse)	**3.8**	3.8	–
	Crédit Commercial de France	**10.1**	4.8	–
Hong Kong	Hang Seng Bank	**8.8**	9.6	11.1
	The Hongkong and Shanghai Banking Corporation Limited	**19.3**	20.5	23.9
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**6.9**	7.0	7.9
	HSBC Bank Malaysia Berhad	**0.9**	1.0	1.3
	HSBC Bank Middle East	**1.2**	1.4	1.6
North America	HSBC USA Inc	**12.3**	12.5	7.0
	HSBC Bank Canada	**2.9**	3.1	3.6
	HSBC Markets Inc	**5.5**	3.9	4.1
Latin America	HSBC Bank Brasil	**1.4**	1.4	1.5
	HSBC Bank Argentina S.A.	**0.7**	0.8	0.9
Other operations (including consolidation adjustments)		**1.1**	2.3	4.0
		100.0	100.0	100.0

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest expense	Cost	Average balance	Interest Expense	Cost	Average balance	Interest expense	Cost
Liabilities and shareholders' funds		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Deposits by banks *										
Europe	HSBC Bank plc (i)	**13,890**	**451**	**3.25**	12,725	668	5.25	13,796	482	3.49
	HSBC Republic Holdings (Suisse)	**1,708**	**66**	**3.86**	2,158	103	4.77	–	–	–
	Crédit Commercial de France	**17,393**	**1,136**	**6.53**	11,534	644	5.58	–	–	–
Hong Kong	Hang Seng Bank	**256**	**9**	**3.52**	632	37	5.79	859	43	5.03
	The Hongkong and Shanghai Banking Corporation Limited	**1,933**	**70**	**3.62**	1,911	113	5.93	2,277	111	4.86
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**2,757**	**146**	**5.30**	1,956	109	5.57	2,578	108	4.18
	HSBC Bank Malaysia Berhad	**32**	**1**	**3.13**	51	1	2.26	57	3	4.66
	HSBC Bank Middle East	**315**	**14**	**4.44**	326	21	6.44	235	14	5.82
North America	HSBC USA Inc	**3,702**	**100**	**2.70**	2,776	102	3.67	1,061	43	4.05
	HSBC Bank Canada	**439**	**18**	**4.10**	374	21	5.61	1,053	54	5.14
	HSBC Markets Inc	**3,654**	**114**	**3.12**	2,791	131	4.69	1,842	87	4.72
Latin America	HSBC Bank Brasil	**1,177**	**106**	**9.01**	920	101	10.98	705	101	14.39
	HSBC Bank Argentina S.A.	**432**	**29**	**6.71**	425	35	8.24	472	22	4.73
Other operations		**5,506**	**199**	**3.61**	5,664	270	4.76	5,623	181	3.22
		53,194	**2,459**	**4.62**	44,243	2,356	5.33	30,558	1,249	4.09
Customer accounts *										
Europe	HSBC Bank plc (i)	**90,055**	**3,300**	**3.66**	88,360	4,037	4.57	84,554	3,292	3.89
	HSBC Republic Holdings (Suisse)	**20,839**	**937**	**4.50**	16,421	965	5.88	–	–	–
	Crédit Commercial de France	**12,174**	**665**	**5.46**	7,181	421	5.86	–	–	–
Hong Kong	Hang Seng Bank	**49,842**	**1,502**	**3.01**	47,432	2,397	5.05	43,835	1,962	4.48
	The Hongkong and Shanghai Banking Corporation Limited	**81,484**	**2,219**	**2.72**	75,534	3,651	4.83	69,255	3,040	4.39
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**25,581**	**969**	**3.79**	22,994	1,117	4.86	20,658	934	4.52
	HSBC Bank Malaysia Berhad	**4,456**	**145**	**3.25**	4,360	146	3.35	4,290	175	4.07
	HSBC Bank Middle East	**6,311**	**250**	**3.96**	5,937	331	5.58	5,412	272	5.03
North America	HSBC USA Inc	**45,817**	**1,609**	**3.51**	41,966	1,951	4.65	11,737	290	2.47
	HSBC Bank Canada	**12,876**	**474**	**3.68**	12,314	593	4.82	11,177	464	4.16
	HSBC Markets Inc	**7,820**	**295**	**3.77**	4,427	234	5.29	5,333	253	4.74
Latin America	HSBC Bank Brasil	**4,086**	**598**	**14.64**	4,275	553	12.94	3,715	559	15.05
	HSBC Bank Argentina S.A.	**2,689**	**226**	**8.40**	2,854	191	6.69	2,690	170	6.34
Other operations		**23,919**	**1,062**	**4.44**	22,972	1,168	5.08	21,083	1,196	5.67
		387,949	**14,251**	**3.67**	357,027	17,755	4.97	283,739	12,607	4.44

* *Further analysis is given on pages 123 and 124.*

Financial Review (continued)

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest Expense	Cost	Average balance	Interest expense	Cost	Average Balance	Interest expense	Cost
Liabilities and shareholders' funds *(continued)*		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
CDs and other money market instruments *										
Europe	HSBC Bank plc (i)	**1,257**	**65**	**5.17**	1,284	79	6.15	4,617	280	6.06
	HSBC Republic Holdings (Suisse)	**–**	**–**	**–**	–	–	–	–	–	–
	Crédit Commercial de France	**5,547**	**262**	**4.72**	2,489	136	5.46	–	–	–
Hong Kong	Hang Seng Bank	**2,040**	**94**	**4.61**	2,195	147	6.71	1,511	98	6.52
	The Hongkong and Shanghai Banking Corporation Limited	**3,851**	**242**	**6.28**	3,933	291	7.39	4,203	260	6.18
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**1,298**	**67**	**5.16**	1,397	82	5.87	1,605	81	5.08
	HSBC Bank Malaysia Berhad	**121**	**6**	**4.96**	175	8	4.29	148	9	6.08
	HSBC Bank Middle East	**–**	**–**	**–**	–	–	–	47	3	6.38
North America	HSBC USA Inc	**2,030**	**92**	**4.53**	2,192	72	3.28	9,571	477	4.98
	HSBC Bank Canada	**2,193**	**104**	**4.74**	1,589	91	5.73	1,321	67	5.04
Latin America	HSBC Bank Brasil	**29**	**4**	**13.79**	53	5	9.43	4	–	7.83
	HSBC Bank Argentina S.A.	**284**	**21**	**7.39**	113	10	8.85	–	–	–
Other operations		**475**	**3**	**0.63**	539	22	4.17	376	18	4.79
		19,125	**960**	**5.02**	15,959	943	5.91	23,403	1,293	5.52
Loan capital										
Europe	HSBC Bank plc (i)	**10,136**	**625**	**6.17**	9,445	668	7.07	9,148	589	6.44
	HSBC Republic Holdings (Suisse)	**–**	**–**	**–**	91	8	8.79	–	–	–
	Crédit Commercial de France	**2,939**	**163**	**5.55**	1,093	58	5.31	–	–	–
Hong Kong	The Hongkong and Shanghai Banking Corporation Limited	**1,805**	**99**	**5.48**	1,820	121	6.64	1,862	107	5.74
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**47**	**6**	**12.77**	107	13	12.15	109	12	10.93
North America	HSBC USA Inc	**3,969**	**280**	**7.05**	5,271	462	8.76	1,826	109	5.96
	HSBC Bank Canada	**1,272**	**80**	**6.29**	1,628	107	6.57	1,360	90	6.58
Latin America	HSBC Bank Brasil	**208**	**11**	**5.29**	72	8	11.11	82	9	10.67
	HSBC Bank Argentina S.A.	**245**	**24**	**9.80**	281	27	9.61	272	24	9.01
Other operations		**5,952**	**264**	**4.44**	4,771	322	6.75	3,898	279	7.16
		26,573	**1,552**	**5.84**	24,579	1,794	7.30	18,557	1,219	6.57

* *Further analysis is given on page 125.*

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
Liabilities and shareholders' funds *(continued)*		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Other interest-bearing liabilities										
Europe	HSBC Bank plc (i)	**10,273**	**525**	**5.11**	10,849	582	5.36	8,601	461	5.36
	HSBC Republic Holdings (Suisse)	**1,152**	**69**	**5.99**	840	30	3.57	–	–	–
	Crédit Commercial de France	**6,496**	**92**	**1.42**	118	6	5.08	–	–	–
Hong Kong	Hang Seng Bank	**869**	**42**	**4.83**	251	14	5.67	223	11	4.75
	The Hongkong and Shanghai Banking Corporation Limited	**7,367**	**309**	**4.19**	6,009	342	5.78	3,048	170	5.59
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**7,433**	**273**	**3.67**	8,153	385	4.72	7,158	362	5.05
	HSBC Bank Malaysia Berhad	**40**	**1**	**2.50**	80	4	4.86	443	29	6.44
	HSBC Bank Middle East	**46**	**4**	**8.70**	96	6	6.25	127	7	5.51
North America	HSBC USA Inc	**7,425**	**462**	**6.22**	9,767	603	6.17	3,673	175	4.76
	HSBC Bank Canada	**374**	**16**	**4.28**	406	20	4.93	479	25	5.22
	HSBC Markets Inc	**16,568**	**740**	**4.47**	12,634	681	5.39	9,517	486	5.11
Latin America	HSBC Bank Brasil	**633**	**133**	**21.01**	261	49	18.77	422	46	11.02
	HSBC Bank Argentina S.A.	**80**	**19**	**23.75**	102	19	18.63	187	24	12.83
Other operations		**(30,800)**	**(1,371)**	**4.45**	(30,359)	(1,566)	5.16	(20,851)	(950)	4.56
		27,956	**1,314**	**4.70**	19,207	1,175	6.12	13,027	846	6.49

Financial Review (continued)

		Year ended 31 December 2001			Year ended 31 December 2000			Year ended 31 December 1999		
		Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
Liabilities and shareholders' funds *(continued)*		**US$m**	**US$m**	**%**	US$m	US$m	%	US$m	US$m	%
Total interest-bearing liabilities										
Europe	HSBC Bank plc (i)	**125,611**	**4,966**	**3.95**	122,663	6,034	4.92	120,716	5,104	4.23
	HSBC Republic Holdings (Suisse)	**23,699**	**1,072**	**4.52**	19,510	1,106	5.67	–	–	–
	Crédit Commercial de France	**44,549**	**2,318**	**5.20**	22,415	1,265	5.64	–	–	–
Hong Kong	Hang Seng Bank	**53,007**	**1,647**	**3.11**	50,510	2,595	5.14	46,428	2,114	4.55
	The Hongkong and Shanghai Banking Corporation Limited	**96,440**	**2,939**	**3.05**	89,207	4,518	5.08	80,647	3,688	4.57
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**37,116**	**1,461**	**3.94**	34,607	1,706	4.93	32,108	1,497	4.66
	HSBC Bank Malaysia Berhad	**4,649**	**153**	**3.29**	4,666	159	3.40	4,938	215	4.35
	HSBC Bank Middle East	**6,672**	**268**	**4.02**	6,359	358	5.63	5,822	296	5.08
North America	HSBC USA Inc	**62,943**	**2,543**	**4.04**	61,972	3,190	5.15	27,868	1,094	3.93
	HSBC Bank Canada	**17,154**	**692**	**4.03**	16,311	832	5.10	15,390	701	4.56
	HSBC Markets Inc.	**28,042**	**1,149**	**4.10**	19,852	1,046	5.27	16,692	826	4.95
Latin America	HSBC Bank Brasil	**6,133**	**852**	**13.89**	5,581	716	12.83	4,928	716	14.53
	HSBC Bank Argentina S.A.	**3,730**	**319**	**8.55**	3,775	282	7.47	3,619	241	6.67
Other operations		**5,052**	**157**	**3.11**	3,587	216	6.03	10,128	722	7.13
		514,797	**20,536**	**3.99**	461,015	24,023	5.21	369,284	17,214	4.66
Total interest-bearing liabilities		**514,797**	**20,536**	**3.99**	461,015	24,023	5.21	369,284	17,214	4.66
Non interest-bearing current accounts		**36,090**			27,199			21,976		
Shareholders' funds & other non interest-bearing liabilities		**145,862**			127,471			104,042		
Total liabilities & interest expense		**696,749**	**20,536**	**2.95**	615,685	24,023	3.90	495,302	17,214	3.48

Net interest margin		Year ended 31 December 2001 %	Year ended 31 December 2000 %	Year ended 31 December 1999 %
Europe	HSBC Bank plc (i)	**2.80**	2.67	2.72
	HSBC Republic Holdings (Suisse)	**0.90**	1.27	–
	Crédit Commercial de France	**1.61**	1.50	–
Hong Kong	Hang Seng Bank	**2.56**	2.68	2.87
	The Hongkong and Shanghai Banking Corporation Limited	**2.48**	2.47	2.47
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**2.23**	2.18	2.09
	HSBC Bank Malaysia Berhad	**2.76**	2.71	2.73
	HSBC Bank Middle East	**3.84**	3.96	4.06
North America	HSBC USA Inc	**2.76**	2.54	3.79
	HSBC Bank Canada	**2.55**	2.49	2.21
	HSBC Markets Inc	**0.00**	0.23	(0.04)
Latin America	HSBC Bank Brasil	**9.99**	12.60	14.29
	HSBC Bank Argentina S.A.	**5.65**	5.55	5.55
Other operations		**6.12**	7.80	4.06
HSBC margin		**2.54**	2.66	2.86

Notes

(i) *Excluding HSBC Republic Holdings (Suisse) and Crédit Commercial de France.*

(ii) *Average balances are based on daily averages for the principal areas of HSBC's banking activities with monthly or less frequent averages used elsewhere.*

(iii) *'Loans accounted for on a non-accrual basis' and 'Loans on which interest has been accrued but suspended' have been included in 'Loans and advances to banks' and 'Loans and advances to customers'. Interest income on such loans is included in the consolidated profit and loss account to the extent it has been received.*

(iv) *Balances and transactions with fellow subsidiaries are reported gross in the principal commercial banking entities within 'Other interest-earning assets' and 'Other interest bearing-liabilities' as appropriate and the elimination entries included within 'Other operations' in those two categories.*

(v) *Other than as noted in (iv) above, 'Other operations' comprise the operations of the principal commercial banking entities outside their domestic markets and all other banking operations.*

(vi) *Non-equity minority interests are included within shareholders' funds and other non interest-bearing liabilities and the related coupon payments are included within minority interests in the profit and loss account.*

Financial Review (continued)

Analysis of changes in net interest income

The following table allocates changes in net interest income between volume and rate for 2001 compared with 2000, and for 2000 compared with 1999. Changes due to a combination of volume and rate are allocated to rate.

		2001 compared with 2000 Increase/(decrease)			2000 compared with 1999 Increase/(decrease)			
Interest income		**2001 US$m**	**Volume US$m**	**Rate US$m**	2000 US$m	Volume US$m	Rate US$m	1999 US$m
Short-term funds and loans to banks								
Europe	HSBC Bank plc (i)	**803**	**(280)**	**(1)**	1,084	113	199	772
	HSBC Republic Holdings (Suisse)	**488**	**93**	**(125)**	520	520	–	–
	Crédit Commercial de France	**787**	**334**	**(18)**	471	471	–	–
Hong Kong	Hang Seng Bank	**905**	**(100)**	**(312)**	1,317	65	144	1,108
	The Hongkong and Shanghai Banking Corporation Limited	**1,129**	**(272)**	**(505)**	1,906	95	203	1,608
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**268**	**(35)**	**(48)**	351	(38)	22	367
	HSBC Bank Malaysia Berhad	**43**	**(15)**	**1**	57	17	(11)	51
	HSBC Bank Middle East	**78**	**26**	**(39)**	91	5	17	69
North America	HSBC USA Inc.	**179**	**(18)**	**(50)**	247	53	40	154
	HSBC Bank Canada	**64**	**11**	**(30)**	83	8	18	57
	HSBC Markets Inc	**85**	**(3)**	**(59)**	147	62	7	78
Latin America	HSBC Bank Brasil	**206**	**41**	**6**	159	63	(20)	116
	HSBC Bank Argentina S.A.	**39**	**(5)**	**(7)**	51	4	8	39
Other operations		**710**	**(25)**	**(146)**	881	(97)	196	782
		5,784	**(289)**	**(1,292)**	7,365	1,282	882	5,201
Loans and advances to customers								
Europe	HSBC Bank plc (i)	**6,056**	**177**	**(842)**	6,721	406	308	6,007
	HSBC Republic Holdings (Suisse)	**112**	**(2)**	**(25)**	139	139	–	–
	Crédit Commercial de France	**1,705**	**922**	**7**	776	776	–	–
Hong Kong	Hang Seng Bank	**1,688**	**96**	**(687)**	2,279	135	32	2,112
	The Hongkong and Shanghai Banking Corporation Limited	**2,324**	**202**	**(973)**	3,095	(267)	296	3,066
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**1,351**	**92**	**(224)**	1,483	(95)	217	1,361
	HSBC Bank Malaysia Berhad	**242**	**8**	**(3)**	237	(35)	(24)	296
	HSBC Bank Middle East	**410**	**(18)**	**(36)**	464	36	8	420
North America	HSBC USA Inc.	**2,815**	**304**	**(472)**	2,983	1,114	36	1,833
	HSBC Bank Canada	**988**	**42**	**(110)**	1,056	84	100	872
	HSBC Markets Inc	**183**	**65**	**(159)**	277	72	52	153
Latin America	HSBC Bank Brasil	**896**	**58**	**(70)**	908	331	(81)	658
	HSBC Bank Argentina S.A.	**371**	**(22)**	**43**	350	(63)	40	373
Other operations		**745**	**(1)**	**(15)**	761	176	(402)	987
		19,886	**2,114**	**(3,757)**	21,529	2,862	529	18,138

Interest income *(continued)*		2001 compared with 2000 Increase/(decrease) 2001 US$m	Volume US$m	Rate US$m	2000 compared with 1999 Increase/(decrease) 2000 US$m	Volume US$m	Rate US$m	1999 US$m
Trading securities								
Europe	HSBC Bank plc (i)	**963**	**694**	**(198)**	467	(276)	88	655
	HSBC Republic Holdings (Suisse)	**–**	**(11)**	**–**	11	11	–	–
	Crédit Commercial de France	**508**	**705**	**(415)**	218	218	–	–
Hong Kong	Hang Seng Bank	**40**	**34**	**(7)**	13	8	1	4
	The Hongkong and Shanghai Banking Corporation Limited	**545**	**262**	**(167)**	450	302	1	147
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**113**	**42**	**(28)**	99	24	2	73
	HSBC Bank Malaysia Berhad	**7**	**1**	**(1)**	7	6	(3)	4
North America	HSBC USA Inc	**181**	**119**	**(43)**	105	51	3	51
	HSBC Bank Canada	**19**	**17**	**(9)**	11	1	2	8
	HSBC Markets Inc	**877**	**398**	**(181)**	660	19	69	572
Latin America	HSBC Bank Brasil	**8**	**2**	**(17)**	23	(22)	(5)	50
	HSBC Bank Argentina S.A.	**16**	**(8)**	**3**	21	11	4	6
Other operations		**135**	**(3)**	**(15)**	153	(26)	51	128
		3,412	**2,264**	**(1,090)**	2,238	217	323	1,698
Investment securities								
Europe	HSBC Bank plc (i)	**851**	**(337)**	**(43)**	1,231	111	63	1,057
	HSBC Republic Holdings (Suisse)	**611**	**208**	**(190)**	593	593	–	–
	Crédit Commercial de France	**130**	**(47)**	**(3)**	180	180	–	–
Hong Kong	Hang Seng Bank	**453**	**166**	**(108)**	395	44	44	307
	The Hongkong and Shanghai Banking Corporation Limited	**1,173**	**373**	**(174)**	974	252	127	595
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**475**	**161**	**(104)**	418	152	(48)	314
	HSBC Bank Malaysia Berhad	**28**	**2**	**(3)**	29	(1)	(7)	37
	HSBC Bank Middle East	**48**	**5**	**(12)**	55	8	(7)	54
North America	HSBC USA Inc	**1,232**	**(50)**	**(121)**	1,403	914	226	263
	HSBC Bank Canada	**99**	**(6)**	**(22)**	127	(7)	3	131
	HSBC Markets Inc	**1**	**–**	**–**	1	–	–	1
Latin America	HSBC Bank Brasil	**462**	**(6)**	**1**	467	(56)	(174)	697
	HSBC Bank Argentina S.A.	**113**	**15**	**12**	86	34	7	45
Other operations		**365**	**(88)**	**(39)**	492	(210)	141	561
		6,041	**435**	**(845)**	6,451	2,154	235	4,062

Financial Review (continued)

Interest expense		2001 compared with 2000 Increase/(decrease) 2001 US$m	Volume US$m	Rate US$m	2000 compared with 1999 Increase/(decrease) 2000 US$m	Volume US$m	Rate US$m	1999 US$m
Deposits by banks								
Europe	HSBC Bank plc (i)	**451**	**61**	**(278)**	668	(37)	223	482
	HSBC Republic Holdings (Suisse)	**66**	**(21)**	**(16)**	103	103	–	–
	Crédit Commercial de France	**1,136**	**327**	**165**	644	644	–	–
Hong Kong	Hang Seng Bank	**9**	**(22)**	**(6)**	37	(11)	5	43
	The Hongkong and Shanghai Banking Corporation Limited	**70**	**1**	**(44)**	113	(18)	20	111
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**146**	**45**	**(8)**	109	(26)	27	108
	HSBC Bank Malaysia Berhad	**1**	**–**	**–**	1	–	(2)	3
	HSBC Bank Middle East	**14**	**(1)**	**(6)**	21	5	2	14
North America	HSBC USA Inc.	**100**	**34**	**(36)**	102	69	(10)	43
	HSBC Bank Canada	**18**	**4**	**(7)**	21	(35)	2	54
	HSBC Markets Inc	**114**	**41**	**(58)**	131	45	(1)	87
Latin America	HSBC Bank Brasil	**106**	**28**	**(23)**	101	31	(31)	101
	HSBC Bank Argentina S.A.	**29**	**1**	**(7)**	35	(2)	15	22
Other operations		**199**	**(8)**	**(63)**	270	1	88	181
		2,459	**477**	**(374)**	2,356	560	547	1,249
Customer accounts								
Europe	HSBC Bank plc (i)	**3,300**	**77**	**(814)**	4,037	148	597	3,292
	HSBC Republic Holdings (Suisse)	**937**	**260**	**(288)**	965	965	–	–
	Crédit Commercial de France	**665**	**293**	**(49)**	421	421	–	–
Hong Kong	Hang Seng Bank	**1,502**	**122**	**(1,017)**	2,397	161	274	1,962
	The Hongkong and Shanghai Banking Corporation Limited	**2,219**	**288**	**(1,720)**	3,651	276	335	3,040
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**969**	**126**	**(274)**	1,117	106	77	934
	HSBC Bank Malaysia Berhad	**145**	**3**	**(4)**	146	3	(32)	175
	HSBC Bank Middle East	**250**	**21**	**(102)**	331	26	33	272
North America	HSBC USA Inc.	**1,609**	**179**	**(521)**	1,951	747	914	290
	HSBC Bank Canada	**474**	**27**	**(146)**	593	47	82	464
	HSBC Markets Inc	**295**	**179**	**(118)**	234	(43)	24	253
Latin America	HSBC Bank Brasil	**598**	**(24)**	**69**	553	84	(90)	559
	HSBC Bank Argentina S.A.	**226**	**(11)**	**46**	191	10	11	170
Other operations		**1,062**	**48**	**(154)**	1,168	107	(135)	1,196
		14,251	**1,538**	**(5,042)**	17,755	3,254	1,894	12,607

Interest expense		2001 compared with 2000 Increase/(decrease) 2001 US$m	Volume US$m	Rate US$m	2000 compared with 1999 Increase/(decrease) 2000 US$m	Volume US$m	Rate US$m	1999 US$m
CDs and other money market instruments								
Europe	HSBC Bank plc (i)	**65**	**(2)**	**(12)**	79	(202)	1	280
	Crédit Commercial de France	**262**	**167**	**(41)**	136	136	–	–
Hong Kong	Hang Seng Bank	**94**	**(10)**	**(43)**	147	45	4	98
	The Hongkong and Shanghai Banking Corporation Limited	**242**	**(6)**	**(43)**	291	(17)	48	260
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**67**	**(6)**	**(9)**	82	(11)	12	81
	HSBC Bank Malaysia Berhad	**6**	**(2)**	**–**	8	2	(3)	9
	HSBC Bank Middle East	**–**	**–**	**–**	–	(3)	–	3
North America	HSBC USA Inc	**92**	**(5)**	**25**	72	(367)	(38)	477
	HSBC Bank Canada	**104**	**35**	**(22)**	91	14	10	67
Latin America	HSBC Bank Brasil	**4**	**(2)**	**1**	5	4	1	–
	HSBC Bank Argentina S.A.	**21**	**15**	**(4)**	10	10	–	–
Other operations		**3**	**(3)**	**(16)**	22	8	(4)	18
		960	**187**	**(170)**	943	(411)	61	1,293
Loan capital								
Europe	HSBC Bank plc (i)	**625**	**49**	**(92)**	668	19	60	589
	HSBC Republic Holdings (Suisse)	**–**	**(8)**	**–**	8	8	–	–
	Crédit Commercial de France	**163**	**98**	**7**	58	58	–	–
Hong Kong	The Hongkong and Shanghai Banking Corporation Limited	**99**	**(1)**	**(21)**	121	(2)	16	107
Rest of Asia-Pacific	The Hongkong and Shanghai Banking Corporation Limited	**6**	**(7)**	**–**	13	–	1	12
North America	HSBC USA Inc	**280**	**(114)**	**(68)**	462	205	148	109
	HSBC Bank Canada	**80**	**(23)**	**(4**	107	18	(1)	90
Latin America	HSBC Bank Brasil	**11**	**15**	**(12)**	8	(1)	–	9
	HSBC Bank Argentina S.A.	**24**	**(3)**	**–**	27	1	2	24
Other operations		**264**	**80**	**(138)**	322	62	(19)	279
		1,552	**146**	**(388)**	1,794	396	179	1,219

(i) *Excluding HSBC Republic Holdings (Suisse) and Crédit Commercial de France.*

Risk management

All of HSBC's activities involve analysis, evaluation and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

HSBC's risk management policy is designed to identify and analyse credit risk, liquidity and market risk, operational risk and other risks, to set appropriate risk limits, and to monitor these risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products. Training, individual responsibility and accountability and a disciplined cautious and conventional culture of control lie at the heart of HSBC's management of risk.

The Group Executive Committee, comprising executive Directors and Group General Managers appointed by the Board of Directors, formulates risk management policy, monitors risk and regularly reviews the effectiveness of HSBC's risk management policies.

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with HSBC. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

Within Group Head Office, Group Credit and Risk is mandated to provide high level centralised management of credit risk for HSBC on a global basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

- Formulation of high level credit policies. These are embodied in HSBC standards with which all HSBC subsidiaries are required to comply in formulating their own more detailed credit policies and procedures, which are written in each HSBC subsidiary's dedicated credit policy manuals. The credit policies and procedures are monitored by Group Credit and Risk.
- Establishment and maintenance of HSBC's large credit exposure policy which sets controls at the HSBC level on exposures to customers and customer groups and on other risk concentrations. HSBC's policy, which is designed to be more conservative than the internationally accepted regulatory standards, is required to be adopted by all the banking subsidiaries within HSBC.
- Issue of lending guidelines which provide HSBC subsidiaries with clear guidance on HSBC's attitude towards and appetite for lending to, amongst others, different market sectors, industries and products. Each HSBC subsidiary and major business unit is required to produce its own lending guidelines which conform with the HSBC guidelines and which are regularly updated and provided to all credit and marketing executives.
- An independent review and objective assessment of risk. Group Credit and Risk undertakes an independent assessment of all commercial non-bank credit facilities over designated limits originated by all HSBC's subsidiaries, prior to the facilities being offered to the customer. The business may not proceed without the concurrence of Group Credit and Risk. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to review by and concurrence of Group Credit and Risk.
- Control of exposures to banks and financial institutions. HSBC's credit and settlement risk limits to counterparties in the financial and government sectors are approved centrally to optimise the use of credit availability and to avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes. Full authority is devolved to this unit by the respective HSBC subsidiaries.
- Control of cross-border exposures. Control of country and cross-border risk is also managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are

determined by taking into account economic and political factors, together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis.

- Control of exposure to certain industries. Group Credit and Risk controls HSBC's exposure to the shipping and aviation industries, and closely monitors exposures to other industries or products such as telecoms and commercial real estate. Controls, such as restrictions on new business or the capping of exposure within HSBC subsidiaries, may be introduced where necessary.

- Maintenance of HSBC's universal facility grading process. HSBC's grading structure contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. In the case of banks, the grading structure involves 9 tiers, five of which cover satisfactory risk. It is the responsibility of the final approving executive to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly.

- Review of efficiency and effectiveness of subsidiaries' credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of the local portfolios and corrective action is taken where necessary.

- Reporting to senior executives on aspects of the HSBC loan portfolio. Reports are produced for senior management, including the Group Executive Committee, Group Audit Committee and the Board, covering:

  - risk concentrations and exposures to industry sectors;
  - large customer group exposures;
  - emerging market debt and provisioning;
  - large non-performing accounts and provisions;
  - specific segments of the portfolio: commercial real estate, telecoms, aviation, shipping, credit cards, as well as ad hoc reviews as necessary; and
  - country limits and cross-border exposures.

- Management and direction of credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is currently rolling out a new standard corporate credit application system.

- Provision of advice and guidance to HSBC's subsidiaries. In order to promote best practice throughout HSBC, advice is given and procedures approved where necessary on numerous credit-related issues such as:

  - regulatory issues;
  - environmental policy;
  - credit scoring;
  - new products;
  - training courses; and
  - credit-related reporting.

- Primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England and the UK Financial Services Authority ('FSA'), the rating agencies and corporate analysts and counterparts in the world's major banks and non-bank financial institutions.

In each of HSBC's subsidiaries, local management is responsible for the quality of its credit portfolio. Each major subsidiary has an appointed Chief Credit Officer, who reports to the local Chief Executive Officer, with a functional reporting line to the Group General Manager, Group Credit and Risk. Each subsidiary has established a credit process involving credit policies, procedures and lending guidelines conforming with HSBC requirements, and credit approval authorities delegated from the Board of Directors of HSBC Holdings to the local Chief Executive Officer. The objective is to build and maintain risk assets of high quality where risk and return are commensurate.

Each subsidiary is responsible for the assets in its portfolio, including any subject to central control by Group Credit and Risk, and for managing its own risk concentrations on a market sector, geographical and product basis. Each HSBC subsidiary has systems in place to control and monitor its exposures at the customer and counterparty level.

Special attention is paid to the management of problem loans. Where deemed appropriate, specialist units are established by HSBC subsidiaries to provide intensive management and control in order to maximise recoveries of doubtful debts.

Regular audits of subsidiaries' credit processes are undertaken by HSBC's Internal Audit function.

Such audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, together with an in-depth analysis of a representative sample of accounts in the portfolio to assess the quality of the loan book and other exposures. Individual accounts are reviewed to ensure that the facility grade is appropriate, that credit procedures have been properly followed and that where an account is non-performing, provisions raised are adequate. Internal Audit will discuss any facility grading they consider should be revised at the end of the audit and their subsequent recommendations for revised grades must then be assigned to the facility.

Loan portfolio

Loans and advances to customers are spread across the various industrial sectors, as well as geographically.

At constant exchange rates, loans and advances to customers (excluding the finance sector and settlement accounts) grew by 6.2 per cent during 2001. Within this growth, personal lending grew by 10.0 per cent and loans and advances to the commercial and corporate customer base grew by 3.3 per cent.

Residential mortgages increased by US$6.5 billion to US$78.2 billion and comprised 25 per cent of total gross customer loans at 31 December 2001. Residential mortgages in Europe increased by US$3.2 billion, of which US$2.9 billion arose in UK Banking on the back of increased market share. Residential mortgage lending in Hong Kong reversed the decline seen in the last 3 years and was in line with 2000 as HSBC captured a greater share of the remortgaging market. Residential mortgage loans made under the Hong Kong SAR Government Home Ownership Scheme ('GHOS') increased by US$0.8 billion substantially in the first half of 2001. The level of new GHOS mortgage lending will be lower in future years as the Government of Hong Kong has temporarily suspended the construction of new homes under this scheme. In the Rest of Asia-Pacific, residential mortgages grew by US$1.4 billion with strong growth in Malaysia, Taiwan, Singapore, Korea and India supplemented by acquisition related growth in Australia following the purchase of the NRMA Building Society Limited. In North America, residential mortgage lending grew strongly by US$2.2 billion as mortgage volumes soared as interest rates fell.

Other personal lending increased to approximately 12.3 per cent of the overall loan portfolio. Personal lending grew by US$1.3 billion in Hong Kong. Strong growth was also achieved in consumer lending in the United Kingdom, in France by both organic growth and from acquisitions, and in personal lending in Singapore and several other countries in Asia-Pacific. These increases reflected the greater focus on this sector of the market.

Commercial lending grew in Europe mainly due to the acquisition of Banque Hervet. In Hong Kong, the Rest of Asia-Pacific and North America corporate loan demand was muted

Areas of special interest

Telecoms industry exposure

The table below sets out HSBC's exposure to the telecoms industry in terms of outstanding advances. Telecoms industry exposure is a designated special category of exposure and is controlled under agreed caps. The exposure analysed below is well spread across geographical markets reflecting HSBC's international footprint.

Telecoms exposure as a percentage of total loans and advances was 2.1 per cent as at 31 December 2001 as compared with 2.2 per cent as at 31 December 2000. This exposure had the following characteristics:

	Percentage of telecoms industry exposure	
	At 31 December 2001	At 31 December 2000
Investment grade under HSBC gradings	**85**	95
Under one year remaining maturity	**47**	73
Telecom operators	**70**	81
Telecom manufacturers	**30**	19
Non-performing accounts	**2**	1
of which provided	**55**	66

The slight deterioration in the credit quality of the telecoms industry portfolio is mainly due to the downgrading of two accounts.

Argentina

HSBC's banking operations' exposure to Argentina as at 31 December 2001 amounted to US$3.3 billion.

Of this amount, US$2.8 billion was in-country exposure, including US$0.8 billion of loan exposures to the Argentine Government received in exchange for debt securities. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC's insurance subsidiaries' exposures to Argentina as at 31 December 2001 amounted to total assets of US$0.7 billion, of which US$0.4 billion related to long-term assurance assets attributable to policyholders, mainly comprising loans to the Argentine Government received in exchange for debt securities. Non-performing loans net of suspended interest were US$313 million, against which specific provisions outstanding were US$191 million. Additional general provisions of US$600 million were raised at the end of 2001 to take account of the substantially increased risk within the portfolio subsequent to the collapse in economic conditions in Argentina following its default on sovereign debt.

HSBC will continue to closely monitor developments in Argentina and their effects on other economies in the region. At present, HSBC expects to continue to operate in Argentina although political events may cause it to reassess its present policy and may require it to take additional actions, including significant restructuring of its Argentine operations. Further deterioration in the Argentine economic and political situation, could also lead to further provisions and losses in the region for HSBC.

Analysis of loans and advances to customers by geographical region and by type of customer

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the lending branch.

	Europe	Hong Kong	Rest of Asia-Pacific †	North America	Latin America †	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans	Provisions for bad and doubtful debts
	US$m	US$m	US$m	US$m	US$m	US$m	%	US$m
31 December 2001								
Personal:								
Residential mortgages	27,282	23,125	5,134	21,809	865	78,215	24.7	(248)
Hong Kong SAR Government Home Ownership Scheme	–	8,123	–	–	–	8,123	2.6	–
Other personal	21,065	6,227	4,280	6,113	1,440	39,125	12.3	(1,208)
Total personal	48,347	37,475	9,414	27,922	2,305	125,463	39.6	(1,456)
Corporate and commercial:								
Commercial, industrial and international trade	38,476	9,662	11,282	8,600	2,138	70,158	22.1	(2,262)
Commercial real estate	9,475	8,474	2,412	5,826	128	26,315	8.3	(235)
Other property-related	3,630	4,710	2,174	3,990	90	14,594	4.6	(315)
Government	2,393	543	900	725	778	5,339	1.7	(18)
Other commercial*	20,510	6,349	5,559	4,203	644	37,265	11.7	(1,008)
Total corporate and commercial	74,484	29,738	22,327	23,344	3,778	153,671	48.4	(3,838)
Financial:								
Non-bank financial institutions	11,329	1,546	908	12,524	166	26,473	8.3	(206)
Settlement accounts	2,361	223	189	8,984	4	11,761	3.7	–
Total financial	13,690	1,769	1,097	21,508	170	38,234	12.0	(206)
Total gross loans and advances to customers	136,521	68,982	32,838	72,774	6,253	317,368	100.0	(5,500)
General provisions								(2,661)
Suspended interest						(558)		
Total						316,810		(8,161)

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *Further analysis is given on page 100.*

Financial Review (continued)

	Europe †	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Gross loans and advances to customers †	Gross loans by customer type as a % of total gross loans	Provisions for bad and doubtful debts
	US$m	US$m	US$m	US$m	US$m	US$m	%	US$m
31 December 2000								
Personal:								
Residential mortgages	24,048	23,121	3,723	19,641	1,099	71,632	24.0	(324)
Hong Kong SAR Government Home Ownership Scheme	–	7,353	–	–	–	7,353	2.5	–
Other personal	20,537	4,923	3,860	6,694	1,517	37,531	12.5	(1149)
Total personal	44,585	35,397	7,583	26,335	2,616	116,516	39.0	(1,473)
Corporate and commercial:								
Commercial, industrial and international trade	38,012	9,584	11,644	8,831	3,246	71,317	23.9	(2,663)
Commercial real estate	10,053	8,293	2,773	6,865	127	28,111	9.4	(307)
Other property-related	3,121	3,850	1,816	4,053	175	13,015	4.4	(376)
Government	2,572	130	574	710	55	4,041	1.4	(44)
Other commercial*	19,570	7,459	5,516	3,710	980	37,235	12.4	(924)
Total corporate and commercial	73,328	29,316	22,323	24,169	4,583	153,719	51.5	(4,314)
Financial:								
Non-bank financial institutions	10,374	1,664	683	8,593	188	21,502	7.2	(278)
Settlement accounts	3,946	142	361	2,464	41	6,954	2.3	–
Total financial	14,320	1,806	1,044	11,057	229	28,456	9.5	(278)
Total gross loans and advances to customers	132,233	66,519	30,950	61,561	7,428	298,691	100.0	(6,065)
General provisions								(2,102)
Suspended interest						(687)		
Total						298,004		(8,167)
31 December 1999								
Personal:								
Residential mortgages	22,047	23,614	3,028	16,942	766	66,397	25.3	(228)
Hong Kong SAR Government Home Ownership Scheme	–	6,565	–	–	–	6,565	2.5	–
Other personal	16,668	4,409	3,748	5,857	1,024	31,706	12.1	(921)
Total personal	38,715	34,588	6,776	22,799	1,790	104,668	39.9	(1,149)
Corporate and commercial:								
Commercial, industrial and international trade	27,380	9,762	12,317	8,914	2,470	60,843	23.2	(2,468)
Commercial real estate	6,519	8,987	3,353	5,709	255	24,823	9.5	(248)
Other property-related	2,020	2,093	2,034	4,097	168	10,412	3.1	(319)
Government	3,405	140	749	726	153	5,173	2.0	(90)
Other commercial*	17,982	6,874	5,349	4,466	867	35,538	14.4	(1,143)
Total corporate and commercial	57,306	27,856	23,802	23,912	3,913	136,789	52.2	(4,268)
Financial:								
Non-bank financial institutions	7,227	2,262	1,047	6,380	209	17,125	6.5	(275)
Settlement accounts	2,827	114	200	619	9	3,769	1.4	–
Total financial	10,054	2,376	1,247	6,999	218	20,894	7.9	(275)
Total gross loans and advances to customers	106,075	64,820	31,825	53,710	5,921	262,351	100.0	(5,692)
General provisions								(2,304)
Suspended interest						(788)		
Total						261,563		(7,996)

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *The figures for 31 December 2000 have been presented on a consistent basis with 31 December 2001 for residential mortgages and other personal lending.*

	Europe	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans	Provisions for bad and doubtful debts
	US$m	US$m	US$m	US$m	US$m	US$m	%	US$m
31 December 1998								
Personal:								
Residential mortgages	20,716	25,051	2,746	13,059	640	62,212	25.7	(156)
Hong Kong SAR Government Home Ownership Scheme	–	6,291	–	–	–	6,291	2.6	–
Other personal	12,000	4,257	3,322	5,265	888	25,732	10.6	(789)
Total personal	32,716	35,599	6,068	18,324	1,528	94,235	38.9	(945)
Corporate and commercial:								
Commercial, industrial and international trade	28,224	10,952	13,189	6,444	2,602	61,411	25.3	(1,973)
Commercial real estate	6,418	9,420	3,601	4,615	62	24,116	9.9	(232)
Other property-related	2,110	2,248	2,126	1,591	174	8,249	3.4	(194)
Government	3,381	551	567	651	135	5,285	2.2	(141)
Other commercial*	15,200	7,377	5,071	3,934	885	32,467	13.4	(967)
Total corporate and commercial	55,333	30,548	24,554	17,235	3,858	131,528	54.2	(3,507)
Financial:								
Non-bank financial institutions	4,638	2,259	1,527	3,238	101	11,763	4.9	(156)
Settlement accounts	877	78	231	3,734	43	4,963	2.0	–
Total financial	5,515	2,337	1,758	6,972	144	16,726	6.9	(156)
Total gross loans and advances to customers	93,564	68,484	32,380	42,531	5,530	242,489	100.0	(4,608)
General provisions								(2,019)
Suspended interest						(567)		
Total						241,922		(6,627)
31 December 1997								
Personal:								
Residential mortgages	19,133	24,364	2,233	13,858	414	60,002	24.4	(58)
Hong Kong SAR Government Home Ownership Scheme	–	4,631	–	–	–	4,631	1.9	–
Other personal	10,236	4,367	3,187	5,597	788	24,175	9.8	(509)
Total personal	29,369	33,362	5,420	19,455	1,202	88,808	36.1	(567)
Corporate and commercial:								
Commercial, industrial and international trade	28,277	11,947	14,464	5,601	2,267	62,556	25.4	(1,047)
Commercial real estate	6,092	10,424	3,660	4,955	14	25,145	10.2	(240)
Other property-related	2,023	2,569	1,757	1,585	148	8,082	3.3	(102)
Government	3,530	120	277	576	11	4,514	1.8	(148)
Other commercial*	13,943	7,649	5,171	3,811	786	31,360	12.7	(923)
Total corporate and commercial	53,865	32,709	25,329	16,528	3,226	131,657	53.4	(2,460)
Financial:								
Non-bank financial institutions	5,569	5,283	1,632	8,230	649	21,363	8.7	(84)
Settlement accounts	1,248	182	211	2,644	54	4,339	1.8	–
Total financial	6,817	5,465	1,843	10,874	703	25,702	10.5	(84)
Total gross loans and advances to customers	90,051	71,536	32,592	46,857	5,131	246,167	100.0	(3,111)
General provisions								(2,021)
Suspended interest						(614)		
Total						245,553		(5,132)

Financial Review (continued)

Customer loans and advances by principal area within rest of Asia-Pacific and Latin America

	Residential mortgages	Other Personal	Property-related	Commercial, industrial and international trade and other	Total
	US$m	US$m	US$m	US$m	US$m
31 December 2001					
Loans and advances to customers (gross)					
Singapore	**536**	**879**	**916**	**3,025**	**5,356**
Australia and New Zealand	**1,539**	**281**	**1,225**	**2,109**	**5,154**
Malaysia	**1,196**	**435**	**455**	**2,400**	**4,486**
Middle East	**31**	**1,415**	**920**	**2,934**	**5,300**
Indonesia	**5**	**48**	**31**	**757**	**841**
South Korea	**597**	**56**	**14**	**516**	**1,183**
Thailand	**32**	**56**	**35**	**659**	**782**
Japan	**1**	**53**	**288**	**1,119**	**1,461**
Mainland China	**22**	**–**	**384**	**1,456**	**1,862**
India	**125**	**254**	**18**	**1,161**	**1,558**
Taiwan	**843**	**364**	**3**	**931**	**2,141**
Other	**207**	**439**	**297**	**1,771**	**2,714**
Total of rest of Asia-Pacific	**5,134**	**4,280**	**4,586**	**18,838**	**32,838**
Brazil	**276**	**1,140**	**57**	**1,484**	**2,957**
Argentina	**263**	**140**	**59**	**1,584***	**2,046**
Panama	**317**	**159**	**57**	**386**	**919**
Other	**9**	**1**	**45**	**276**	**331**
Total of Latin America	**865**	**1,440**	**218**	**3,730**	**6,253**

* *includes US$774 million of loan exposures to the Argentine Government received in exchange for debt securities.*

	Residential mortgages	Other Personal	Property-related	Commercial, industrial and international trade and other	Total
	US$m	US$m	US$m	US$m	US$m
31 December 2000					
Loans and advances to customers (gross)					
Singapore	497	770	1,069	3,077	5,413
Australia and New Zealand	1,064	101	1,243	2,157	4,565
Malaysia	627	368	540	2,455	3,990
Middle East	29	1,602	666	2,750	5,047
Indonesia	3	17	34	821	875
South Korea	485	47	28	698	1,258
Thailand	34	49	48	753	884
Japan	4	92	265	1,332	1,693
Mainland China	29	–	332	1,226	1,587
India	85	214	15	1,119	1,433
Taiwan	696	298	7	790	1,791
Other	170	302	342	1,600	2,414
Total of rest of Asia-Pacific	3,723	3,860	4,589	18,778	30,950
Brazil	344	1,076	63	2,008	3,491
Argentina	459	285	145	1,808	2,697
Panama	290	153	48	444	935
Other	6	3	46	250	305
Total of Latin America	1,099	1,517	302	4,510	7,428

Analysis of loans and advances to banks by geographical region

	Europe	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Gross loans and advances to banks	Provisions for bad and doubtful debts
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
31 December 2001	**40,665**	**42,516**	**11,253**	**7,864**	**2,367**	**104,665**	**(22)**
Suspended interest						**(2)**	
Total						**104,663**	
31 December 2000	45,072	57,154	11,197	9,279	3,362	126,064	(30)
Suspended interest						(2)	
Total						126,062	
31 December 1999	29,395	53,778	10,024	4,503	2,402	100,102	(24)
Suspended interest						(1)	
Total						100,101	
31 December 1998	22,713	44,938	11,433	4,523	1,740	85,347	(31)
Suspended interest						(1)	
Total						85,346	
31 December 1997	22,471	36,725	11,993	10,563	4,827	86,579	(46)
Suspended interest						(11)	
Total						86,568	

Provisions for bad and doubtful debts

It is HSBC's policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. Generally this policy results in provisioning that matches or exceeds the requirements of all relevant regulatory bodies.

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest will be suspended (see below) and a specific provision raised if required.

However, the suspension of interest may be deferred for up to 12 months in either of the following situations:

- where cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or
- where the value of net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments. This exception is used infrequently.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed on a case-by-case basis. The amount of specific provision raised is HSBC's estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value and, in reaching a decision, consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of HSBC's other commitments to the same customer;
- the realisable value of any security for the loan;
- the costs associated with obtaining repayment and realisation of the security; and

Financial Review (continued)

- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on a portfolio basis are credit cards and other unsecured consumer lending products. HSBC has in place a minimum provisioning standard for all consumer lending products based on time of delinquency. For portfolios of non-mortgage personal lending, the policy, which is based on historical loss experience, is to have provided 100 per cent after 180 days delinquency.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires operating companies to maintain a general provision which is determined taking into account the structure and risk characteristics of each company's loan portfolio. Historical levels of latent risk are regularly reviewed by each operating company to determine that the level of general provisioning continues to be appropriate. Where entities operate in a significantly higher risk environment, an increased level of general provisioning will apply, taking into account local market conditions and economic and political factors.

General provisions are deducted from loans and advances to customers in the balance sheet but, unlike specific provisions, are included in tier 2 capital when calculating HSBC's capital base for regulatory purposes.

Loans on which interest is suspended

Provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer's account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet which is netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

Outstanding provisions

Aggregate customer bad and doubtful debt provisions at 31 December 2001 were in line with 31 December 2000 and at US$8.2 billion represented 2.57 per cent of gross customer advances compared with 2.73 per cent at 31 December 2000. In Hong Kong and the Rest of Asia-Pacific, continuing resolution of previously provided debt contributed to outstanding provisions falling by US$533 million as amounts were charged off. This fall was offset in Latin America where the stock of provisions rose by US$492 million, in essence reflecting the US$600 million additional provision raised in respect of Argentine risk.

Excluding Argentina, general provisions reduced slightly to 0.71 per cent of gross customer lending (excluding reverse repo transactions and settlement accounts). In Argentina, general provisions were augmented by US$600 million in view of the severe economic conditions and political turmoil culminating in the declaration of a default by the Government. Following this substantial increase general provision coverage stood at 30.7 per cent of customer lending at 31 December 2001 or 49.7 per cent of customer lending excluding the loans outstanding from the Argentine Government which arose as a result of a swap of Government bonds from domestic creditors.

The following tables show details of the movements in HSBC's provisions for bad and doubtful debts by location of lending office for each of the past five years. A discussion of the material movements in the charge for provisions by region is included within the analysis of results for geographical segments on pages 48 to 72.

2001	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	Latin America US$m	Total US$m
Provisions at 1 January	3,025	1,802	2,091	723	556	8,197
Amounts written off:						
Banks	(5)	–	–	–	–	(5)
Commercial, industrial and international trade	(123)	(238)	(256)	(103)	(33)	(753)
Real estate	(27)	(29)	(18)	(10)	(4)	(88)
Non-bank financial institutions	(5)	(53)	(5)	(3)	(1)	(67)
Governments	–	–	–	–	–	–
Other commercial	(54)	(34)	(48)	(107)	(215)	(458)
Residential mortgages	(4)	(121)	(7)	(2)	(13)	(147)
Other personal	(224)	(155)	(93)	(93)	(95)	(660)
Total amounts written off	(442)	(630)	(427)	(318)	(361)	(2,178)
Recoveries of amounts written off in previous years:						
Commercial, industrial and international trade	12	1	11	18	3	45
Real estate	1	2	1	–	–	4
Non-bank financial institutions	–	3	1	–	–	4
Governments	–	–	–	–	–	–
Other commercial	17	12	99	11	1	140
Residential mortgages	1	5	–	–	–	6
Other personal	34	8	26	14	4	86
Total recoveries	65	31	138	43	8	285
Charge to profit and loss account:						
Banks	(1)	–	–	–	–	(1)
Commercial, industrial and international trade	164	15	157	91	57	484
Real estate	(35)	16	(6)	2	7	(16)
Non-bank financial institutions	(2)	(20)	(14)	2	–	(34)
Governments	(2)	–	–	(3)	–	(5)
Other commercial	143	(84)	(58)	141	100	242
Residential mortgages	(47)	111	10	1	17	92
Other personal	257	168	82	70	125	702
General provisions	(36)	(9)	1	(17)	634	573
Total charge	441	197	172	287	940	2,037
Foreign exchange and other movements	(22)	8	(22)	(27)	(95)	(158)
Provisions at 31 December	3,067	1,408	1,952	708	1,048	8,183
Provisions against banks:						
Specific provisions	22	–	–	–	–	22
Provisions against customers:						
Specific provisions	2,204	856	1,786	275	379	5,500
General provisions*	841	552	166	433	669	2,661
Provisions at 31 December	3,067	1,408	1,952	708	1,048	8,183
Provisions against customers as a % of gross loans and advances to customers:						
Specific provisions	1.61	1.24	5.44	0.38	6.06	1.73
General provisions	0.62	0.80	0.51	0.59	10.70†	0.84
Total	2.23	2.04	5.95	0.97	16.76	2.57

* *General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.*

† *Includes US$600 million of additional general provisions held against Argentine loans.*

Financial Review (continued)

2000	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	Latin America US$m	Total US$m
Provisions at 1 January	2,153	1,887	2,686	857	437	8,020
Amounts written off:						
Banks	(9)	–	–	–	–	(9)
Commercial, industrial and international trade	(154)	(202)	(191)	(96)	(37)	(680)
Real estate	(27)	(9)	(58)	(13)	(3)	(110)
Non-bank financial institutions	(2)	(8)	(3)	–	–	(13)
Governments	(37)	–	–	–	–	(37)
Other commercial	(68)	(68)	(149)	(97)	(15)	(397)
Residential mortgages	(5)	(82)	(5)	(4)	(7)	(103)
Other personal	(181)	(73)	(88)	(90)	(30)	(462)
Total amounts written off	(483)	(442)	(494)	(300)	(92)	(1,811)
Recoveries of amounts written off in previous years:						
Commercial, industrial and international trade	4	3	3	1	2	13
Real estate	7	–	2	3	–	12
Non-bank financial institutions	3	–	2	1	–	6
Governments	3	–	–	–	–	3
Other commercial	4	4	23	11	1	43
Residential mortgages	1	1	–	–	1	3
Other personal	32	8	19	15	6	80
Total recoveries	54	16	49	31	10	160
Charge to profit and loss account:						
Banks	2	–	–	–	–	2
Commercial, industrial and international trade	87	81	107	84	48	407
Real estate	(9)	40	19	10	5	65
Non-bank financial institutions	1	–	(3)	(2)	2	(2)
Governments	(19)	–	–	–	–	(19)
Other commercial	(3)	(30)	(18)	75	26	50
Residential mortgages	1	101	5	9	12	128
Other personal	245	55	63	109	109	581
General provisions	43	1	(188)	(138)	2	(280)
Total charge	348	248	(15)	147	204	932
Foreign exchange and other movements†	953	93	(135)	(12)	(3)	896
Provisions at 31 December	3,025	1,802	2,091	723	556	8,197
Provisions against banks:						
Specific provisions	30	–	–	–	–	30
Provisions against customers:						
Specific provisions	2,135	1,241	1,929	262	498	6,065
General provisions*	860	561	162	461	58	2,102
Provisions at 31 December	3,025	1,802	2,091	723	556	8,197
Provisions against customers as a % of gross loans and advances to customers:						
Specific provisions	1.61	1.87	6.23	0.43	6.70	2.03
General provisions	0.65	0.84	0.53	0.75	0.78	0.70
Total	2.26	2.71	6.76	1.18	7.48	2.73

* *General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.*

† *Other movements include amounts transferred in on the acquisition of CCF of US$882 million.*

1999	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	Latin America US$m	Total US$m
Provisions at 1 January	1,932	1,554	2,181	594	397	6,658
Amounts written off:						
Commercial, industrial and international trade	(89)	(146)	(130)	(33)	(36)	(434)
Real estate	(25)	(14)	(32)	(2)	(1)	(74)
Non-bank financial institutions	(1)	–	(35)	(2)	–	(38)
Governments	–	–	–	–	–	–
Other commercial	(43)	(15)	(49)	(12)	(14)	(133)
Residential mortgages	(2)	(3)	(5)	(10)	(4)	(24)
Other personal	(222)	(78)	(62)	(106)	(15)	(483)
Total amounts written off	(382)	(256)	(313)	(165)	(70)	(1,186)
Recoveries of amounts written off in previous years:						
Banks	–	–	1	–	–	1
Commercial, industrial and international trade	15	1	1	3	2	22
Real estate	2	–	2	13	–	17
Non-bank financial institutions	20	–	–	–	–	20
Governments	11	–	–	–	–	11
Other commercial	10	1	1	9	–	21
Other personal	32	8	13	19	1	73
Total recoveries	90	10	18	44	3	165
Charge to profit and loss account:						
Banks	(2)	–	(2)	–	–	(4)
Commercial, industrial and international trade	155	273	414	59	45	946
Real estate	(14)	96	86	(18)	4	154
Non-bank financial institutions	11	45	75	1	–	132
Governments	(62)	–	–	(2)	–	(64)
Other commercial	19	42	169	11	33	274
Residential mortgages	–	86	7	1	8	102
Other personal	312	77	74	79	38	580
General provisions	19	(34)	(14)	(23)	5	(47)
Total charge	438	585	809	108	133	2,073
Foreign exchange and other movements	75	(6)	(9)	276	(26)	310
Provisions at 31 December	2,153	1,887	2,686	857	437	8,020
Provisions against banks:						
Specific provisions	24	–	–	–	–	24
Provisions against customers:						
Specific provisions	1,411	1,428	2,221	254	378	5,692
General provisions*	718	459	465	603	59	2,304
Provisions at 31 December	2,153	1,887	2,686	857	437	8,020
Provisions against customers as a % of gross loans and advances to customers:						
Specific provisions	1.33	2.20	6.98	0.47	6.38	2.17
General provisions	0.68	0.71	1.46	1.12	1.00	0.88
Total	2.01	2.91	8.44	1.59	7.38	3.05

* *General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong.*

Financial Review (continued)

1998	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	Latin America US$m	Total US$m
Provisions at 1 January	2,076	934	1,300	629	239	5,178
Amounts written off:						
Banks	(24)	–	(4)	–	–	(28)
Commercial, industrial and international trade	(147)	(34)	(19)	(32)	(3)	(235)
Real estate	(54)	(10)	(18)	(13)	–	(95)
Non-bank financial institutions	(2)	–	–	–	–	(2)
Governments	(10)	–	–	–	–	(10)
Other commercial	(203)	(50)	(300)	(19)	(4)	(576)
Residential mortgages	(3)	–	(1)	(10)	–	(14)
Other personal	(190)	(47)	(55)	(122)	(24)	(438)
Total amounts written off	(633)	(141)	(397)	(196)	(31)	(1,398)
Recoveries of amounts written off in previous years:						
Commercial, industrial and international trade	28	1	6	3	–	38
Real estate	25	–	1	21	–	47
Non-bank financial institutions	1	–	–	1	–	2
Governments	1	–	–	–	–	1
Other commercial	4	3	–	14	–	21
Other personal	27	5	9	22	–	63
Total recoveries	86	9	16	61	–	172
Charge to profit and loss account:						
Banks	4	–	5	–	–	9
Commercial, industrial and international trade	67	361	679	48	70	1,225
Real estate	(54)	105	113	(45)	2	121
Non-bank financial institutions	(1)	45	43	–	–	87
Governments	–	–	–	1	–	1
Other commercial	60	107	272	4	26	469
Residential mortgages	–	59	27	8	9	103
Other personal	245	88	88	129	62	612
General provisions	48	(18)	(8)	(36)	24	10
Total charge	369	747	1,219	109	193	2,637
Foreign exchange and other movements	34	5	43	(9)	(4)	69
Provisions at 31 December	1,932	1,554	2,181	594	397	6,658
Provisions against banks:						
Specific provisions	28	–	3	–	–	31
Provisions against customers:						
Specific provisions	1,286	1,059	1,701	223	339	4,608
General provisions*	618	495	477	371	58	2,019
Provisions at 31 December	1,932	1,554	2,181	594	397	6,658
Provisions against customers as a % of gross loans and advances to customers:						
Specific provisions	1.37	1.55	5.26	0.53	6.13	1.90
General provisions	0.66	0.72	1.47	0.87	1.05	0.83
Total	2.03	2.27	6.73	1.40	7.18	2.73

* *General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong*

1997	Europe US$m	Hong Kong US$m	Rest of Asia-Pacific US$m	North America US$m	Latin America US$m	Total US$m
Provisions at 1 January	2,412	763	844	739	–	4,758
Acquisition of subsidiaries	–	–	–	–	228	228
Amounts written off:						
Banks	(1)	–	–	–	–	(1)
Commercial, industrial and international trade	(113)	(34)	(30)	(24)	(17)	(218)
Real estate	(91)	–	(5)	(31)	–	(127)
Non-bank financial institutions	(1)	–	–	–	–	(1)
Governments	–	–	–	(19)	–	(19)
Other commercial	(10)	–	(1)	(21)	–	(32)
Residential mortgages	(1)	–	(1)	(10)	–	(12)
Other personal	(138)	(29)	(19)	(156)	–	(342)
Total amounts written off	(355)	(63)	(56)	(261)	(17)	(752)
Recoveries of amounts written off in previous years:						
Banks	1	–	–	–	–	1
Commercial, industrial and international trade	29	5	2	11	–	47
Real estate	12	–	1	12	–	25
Non-bank financial institutions	14	–	12	–	–	26
Governments	–	–	–	1	–	1
Other commercial	3	–	–	15	–	18
Other personal	28	3	5	19	–	55
Total recoveries	87	8	20	58	–	173
Charge to profit and loss account:						
Banks	(4)	–	–	–	–	(4)
Commercial, industrial and international trade	119	72	116	(12)	1	296
Real estate	(33)	7	13	(16)	–	(29)
Non-bank financial institutions	(22)	2	23	(2)	–	1
Governments	(151)	–	–	(17)	–	(168)
Other commercial	5	7	28	9	1	50
Residential mortgages	5	–	7	4	–	16
Other personal	165	30	31	141	4	371
General provisions*	(15)	105	397	(28)	22	481
Total charge	69	223	615	79	28	1,014
Foreign exchange and other movements	(137)	3	(123)	14	–	(243)
Provisions at 31 December	2,076	934	1,300	629	239	5,178
Provisions against banks:						
Specific provisions	45	–	1	–	–	46
Provisions against customers:						
Specific provisions	1,455	423	812	218	203	3,111
General provisions†	576	511	487	411	36	2,021
Provisions at 31 December	2,076	934	1,300	629	239	5,178
Provisions against customers as a % of gross loans and advances to customers:						
Specific provisions	1.62	0.59	2.49	0.46	3.96	1.26
General provisions	0.64	0.72	1.50	0.88	0.70	0.82
Total	2.26	1.31	3.99	1.34	4.66	2.08

* *Includes a special general provision of US$290 million reflecting the unsettled economic environment in the Asia-Pacific region.*

† *General provisions are allocated to geographical segments based on the location of the office booking the provision. Consequently, the general provision booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in the rest of Asia-Pacific, as well as those booked in Hong Kong*

Financial Review (continued)

Provisions against loans and advances to customers

	31 December 2001	31 December 2000
	%	%
Total provisions to gross lending*		
Specific provisions	**1.90**	2.17
General provisions		
– held against Argentine risk	**0.21**	–
– other	**0.71**	0.75
Total provisions	**2.82**	2.92

* *Net of suspended interest, reverse repo transactions and settlement accounts.*

Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

- loans accounted for on a non-accrual basis;
- accruing loans contractually past due 90 days or more as to interest or principal; and
- troubled debt restructurings not included in the above.

HSBC, however, classifies loans in accordance with UK accounting practice which differs from US practice as follows:

Suspended interest
Under the UK Statement of Recommended Practice on Advances, UK banks continue to charge interest on doubtful debts where there is a realistic prospect of recovery. This interest is credited to a suspense account and is not included in the profit and loss account. In the United States, loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

Assets acquired in exchange for advances
Under US GAAP, assets acquired in exchange for advances in order to achieve an orderly realisation are usually reported in a separate balance sheet category, 'Owned Real Estate'. Under UK GAAP, these assets are reported within loans and advances.

Troubled debt restructurings
US GAAP requires separate disclosure of any loans whose terms have been modified due to problems with the borrower. Such disclosures may be discontinued after the first year if the new terms were in line with market conditions at the time of the restructuring and the borrower has remained current with the new terms.

In addition, US banks typically write off problem lending more quickly than is the practice in the United Kingdom. This practice means that HSBC's reported level of credit risk elements is likely to be higher than for a comparable US bank.

Potential problem loans
Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers' ability to comply with the loan repayment terms. At 31 December 2001, all loans and advances in Argentina, and all cross-border loans to Argentina, which were not included as part of total risk elements have been designated as potential problem loans. There were no other significant potential problem loans at 31 December 2001.

	31 December 2001	31 December 2000
	US$m	US$m
Non-performing loans and advances*		
Banks	**9**	23
Customers	**9,649**	10,372
Total non-performing loans and advances	**9,658**	10,395
Total provisions cover as a percentage of non-performing loans and advances	**84.7%**	78.9%

* *Net of suspended interest.*

Total non-performing loans to customers decreased by US$723 million during 2001. At 31 December 2001, non-performing loans represented 3.0 per cent of total lending compared with 3.5 per cent at 31 December 2000.

Underlying credit quality remained stable both in the UK and in France although there was some weakening of business confidence.

In Hong Kong, non-performing loans decreased by US$494 million during 2001. This reflected the impact of write-offs and recoveries, some improvement in the corporate loan book offset partially by an increase in delinquency in personal lending.

In the Rest of Asia-Pacific, non-performing loans decreased by US$356 million during 2001, mainly due to the recovery achieved on the historical Olympia & York loans.

The level of non-performing loans in North America remained largely unchanged notwithstanding a weaker economic environment.

In Latin America, there was an increase in non-performing loans in 2001 in local currency terms in Brazil reflecting both targeted growth in consumer lending and a generally weaker economy. In Argentina, there was an increase in non-performing loans in local currency terms during the year due to the economic deterioration although this was offset by all fully provided loans being written off. As at 31 December 2001, the impact of the economic crisis had not yet caused individual accounts to become non-performing against contractual terms. Recognising the likely deterioration in the portfolio all exposure not already classified as non-performing has been classified as 'potential problem loans' against which an additional US$600 million provision was raised.

The following table provides an analysis of risk elements in the loan portfolios as at 31 December for the past five years:

	31 December 2001 US$m	31 December 2000 US$m	31 December 1999 US$m	31 December 1998 US$m	31 December 1997 US$m
Loans accounted for on a non-accrual basis:					
Europe	**2,052**	1,985	1,176	1,092	1,064
Hong Kong	**213**	236	163	77	22
Rest of Asia-Pacific	**195**	429	435	344	181
North America	**593**	606	550	546	564
Latin America	**429**	571	447	355	260
Total non-accrual loans	**3,482**	3,827	2,771	2,414	2,091
Loans on which interest has been accrued but suspended:					
Europe	**1,553**	1,389	1,514	1,243	1,558
Hong Kong	**1,795**	2,259	2,898	2,443	597
Rest of Asia-Pacific	**2,497**	2,627	3,097	2,691	1,076
North America	**20**	18	18	24	39
Latin America	**162**	181	149	48	–
Total suspended interest loans	**6,027**	6,474	7,676	6,449	3,270
Assets acquired in exchange for advances:					
Europe	**84**	25	27	28	72
Hong Kong	**19**	26	72	–	–
Rest of Asia-Pacific	**32**	24	2	–	–
North America	**14**	19	17	22	35
Total assets acquired in exchange for advances	**149**	94	118	50	107
Total non-performing loans	**9,658**	10,395	10,565	8,913	5,468
Troubled debt restructurings:					
Europe	**–**	–	–	22	98
Hong Kong	**381**	395	266	187	6
Rest of Asia-Pacific	**131**	231	138	68	38
North America	**3**	5	9	1	6
Latin America	**144**	144	146	18	–
Total troubled debt restructurings	**659**	775	559	296	148
Accruing loans contractually past due 90 days or more as to principal or interest:					
Europe	**15**	11	21	1	49
Hong Kong	**98**	76	84	121	91
Rest of Asia-Pacific	**38**	66	54	69	79
North America	**44**	64	59	30	57
Latin America	**55**	82	58	67	57
Total accruing loans contractually past due 90 days or more	**250**	299	276	288	333
Total risk elements:					
Europe	**3,704**	3,410	2,738	2,386	2,841
Hong Kong	**2,506**	2,992	3,483	2,828	716
Rest of Asia-Pacific	**2,893**	3,377	3,726	3,172	1,374
North America	**674**	712	653	623	701
Latin America	**790**	978	800	496	317
Total risk elements	**10,567**	11,469	11,400	9,497	5,949
Provisions for bad and doubtful debts as a % of total risk elements	**77.4**	71.5	70.3	70.1	87.0

As at 31 December 2001, there were potential problem loans of US$2,604 million in respect of Argentine loans.

Financial Review (continued)

Interest forgone on non-performing lendings
Interest income that would have been recognised under the original terms of the non-accrual, suspended interest and restructured loans, amounted to approximately US$640 million in 2001 compared with US$955 million in 2000, US$946 million in 1999, US$811 million in 1998 and US$411 million in 1997. Interest income of approximately US$261 million from such loans was recorded in 2001, compared with US$324 million in 2000, US$328 million in 1999, US$192 million in 1998 and US$232 million in 1997.

Non-performing customer loans* and related specific provisions outstanding by geographical segment

	Non-performing loans 2001	Specific provisions 2001	Non-performing loans 2000	Specific provisions 2000
	US$m	US$m	US$m	US$m
Europe	3,682	2,204	3,376	2,135
Hong Kong	2,028	856	2,521	1,241
Rest of Asia-Pacific	2,723	1,786	3,081	1,929
North America	625	275	642	262
Latin America	591	379	752	498
	9,649	5,500	10,372	6,065

* *Net of suspended interest.*

Country distribution of outstandings and cross-border exposures

HSBC controls the risks associated with cross-border lending, essentially the risk of foreign currency required for payments not being available to local residents, through a central process of internal country limits which are determined by taking into account both economic and political risks. Exposure to individual countries and cross-border exposure in aggregate is kept under continuous review.

The following tables analyse in-country foreign currency and cross-border outstandings by type of borrower to countries which individually represent in excess of 1 per cent of HSBC's total assets. Classification is based upon the country of residence of the borrower but recognises the transfer of country risk in respect of third party guarantees or residence of the head office where the borrower is a branch. In accordance with the Bank of England Country Exposure Report (Form C1) guidelines, outstandings comprise loans and advances (excluding settlement accounts), amounts receivable under finance leases, acceptances, commercial bills, certificates of deposit and debt and equity securities (net of short positions), and exclude accrued interest and intra-HSBC exposures. Outstandings to counterparties in the United Kingdom, HSBC Holdings' country of domicile, are not recorded on Form C1 and have not been disclosed below.

	Banks	Government and official institutions	Other	Total
31 December 2001	**US$bn**	**US$bn**	**US$bn**	**US$bn**
Germany	**22.0**	**2.1**	**2.4**	**26.5**
United States	**5.1**	**9.8**	**9.6**	**24.5**
France	**8.1**	**1.5**	**4.1**	**13.7**
The Netherlands	**6.9**	**0.3**	**3.4**	**10.6**
Hong Kong	**0.8**	**0.7**	**9.0**	**10.5**
Italy	**8.3**	**1.5**	**0.6**	**10.4**
Canada	**5.6**	**2.2**	**1.5**	**9.3**
Japan	**3.4**	**4.4**	**0.8**	**8.6**

31 December 2000	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
United States	6.3	10.3	6.0	22.6
Germany	18.4	0.9	1.3	20.6
France	10.0	1.9	3.8	15.7
Italy	7.3	3.8	0.7	11.8
Hong Kong	1.0	0.6	10.0	11.6
Canada	7.7	2.2	1.4	11.3
The Netherlands	7.1	0.1	2.1	9.3
Japan	4.5	2.6	0.5	7.6

31 December 1999	Banks	Government and official institutions	Other	Total
	US$bn	US$bn	US$bn	US$bn
United States	6.5	12.7	5.7	24.9
Germany	19.0	(0.3)	1.6	20.3
France	9.8	2.4	1.4	13.6
Hong Kong	0.8	0.2	10.4	11.4
Japan	3.9	4.8	0.4	9.1
Canada	6.1	0.8	1.2	8.1
The Netherlands	6.7	—	1.2	7.9
Italy	5.7	0.1	0.3	6.1

As at 31 December 2001, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia of between 0.75% and 1% of total assets. The aggregate in-country foreign currency and cross-border outstandings were US$6.0 billion.

As at 31 December 2000, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia, and Switzerland of between 0.75% and 1% of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia: US$6.5 billion; and Switzerland: US$6.0 billion.

As at 31 December 1999, HSBC had in-country foreign currency and cross-border outstandings to counterparties in Australia, Belgium and Switzerland of between 0.75% and 1% of total assets. The aggregate in-country foreign currency and cross-border outstandings were: Australia: US$5.4 billion; Belgium: US$4.4 billion; and Switzerland: US$4.4 billion.

Financial Review (continued)

Liquidity management

Liquidity relates to the ability of a company to meet its obligations as they fall due. Management of liquidity in HSBC therefore is carried out at local level in individual companies instead of on a consolidated basis because the range of currencies, markets and time zones across which HSBC operates means that resources may not readily be transferred across HSBC to meet liquidity needs.

HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity structure of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

It is the responsibility of local management to ensure compliance with local regulatory and Group Executive Committee requirements. Liquidity is managed on a daily basis by local treasury functions, with the larger regional treasury sites providing support to smaller entities where required.

Compliance with liquidity requirements is monitored by local Asset and Liability Policy Committees which report to Group Head Office on a regular basis. This process includes:

- projecting cash flows by major currency and a consideration of the level of liquid assets in relation thereto;
- maintenance of strong balance sheet liquidity ratios;
- monitoring of depositor concentration both in terms of the overall funding mix and to avoid undue reliance on large individual depositors; and
- maintenance of liquidity contingency plans. These plans include the identification of early indicators of liquidity problems and actions which are to be taken to improve the liquidity position at this stage, together with the actions which the entity can take to maintain liquidity in a crisis situation while minimising the long-term impact on its business.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC's overall funding. HSBC places considerable importance on the stability of these deposits, which is achieved through HSBC's diverse geographical retail banking activities and by maintaining depositor confidence in HSBC's capital strength. Professional markets are accessed for the purposes of providing additional funding, maintaining a presence in local money markets and optimising asset and liability maturities.

HSBC

HSBC funds itself essentially by raising customer deposits in local markets and makes limited use of wholesale market funding; indeed HSBC is a liquidity provider to financial markets placing significantly more funds with other banks than it borrows.

While consolidated figures are not useful for management purposes, they do provide a broad overview of the nature of HSBC's liquidity position.

Of total liabilities of US$696 billion, funding from customers amounted to US$450 billion, of which US$441 billion was contractually repayable within one year. However in practice, although many customer accounts are contractually repayable on demand or at short notice, deposit balances remain stable as in the normal course deposits and withdrawals will offset each other as long as customers have no doubts that their funds will be available when required. Other liabilities include US$54 billion deposits by banks (US$51 billion repayable within one year), US$32 billion of short positions in securities and US$27 billion of securities in issue. Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$199 billion), include cash, central bank balances, items in course of collection and treasury and other bills (US$30 billion); loans to banks (US$105 billion – including US$102 billion repayable within one year) and loans to customers (US$309 billion – including US$152 billion repayable within one year). A proportion of customer loans contractually repayable within one year will be extended in the normal course of business. In addition, HSBC held US$161 billion of debt securities marketable at that value. Of these assets, some US$31 billion of debt securities and treasury and other bills have been pledged to secure liabilities. HSBC's ability to sell securities together with its access to alternative funding sources such as inter-bank markets or securitisation, would be the routes through which HSBC would meet unexpected outflows in excess of available liquid assets.

Asset, deposits and advances (US$bn)



700
600
500
400
300
200
100
0
265.2
308.6
450.0
258.8
289.8
427.1
210.1
253.6
360.0
2001
2000
1999

Debt securities and loans and advances to banks
Customer accounts
Loans and advances to customers
Total assets

HSBC's strong liquidity is demonstrated by the surplus of its lending to other banks over its borrowings from banks. As HSBC is a net lender to the inter-bank market, which is much more sensitive than customers to credit ratings, a limited credit rating downgrade of HSBC should not significantly impair its liquidity.

HSBC does not use securitisations as a material source of off-balance-sheet funding for its ongoing businesses.

Other than in respect of its operations in Argentina, HSBC is not aware of any conditions that are reasonably likely to negatively affect the liquidity of individual group companies. The actions taken by HSBC's operations in Argentina to manage its liquidity are detailed in the discussion of Argentina on pages 96 and 97.

Customer accounts and deposits by banks 2001

	%	*US$bn*
Deposits by banks	10.7	**53.6**
Current	34.1	**171.8**
Savings and other deposits	55.2	**278.2**
Total	100.0	**503.6**



Customer accounts and deposits by banks 2000

	%	*US$bn*
Deposits by banks	12.3	60.1
Current	30.5	148.6
Savings and other deposits	57.2	278.5
Total	100.0	487.2



HSBC Holdings

HSBC Holdings' primary source of cash is dividends from its directly and indirectly held subsidiaries. The ability of these subsidiaries to pay dividends or loan or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and their financial and operating performance. The diversity of HSBC's activities means that HSBC Holdings is not dependent on a single source of profits to generate dividends. HSBC Bank plc and The Hongkong and Shanghai Banking Corporation, which currently provide most of the cash paid up to HSBC Holdings, are themselves diversified banking businesses.

At 31 December 2001, the short term liabilities of HSBC Holdings plc totalled US$4.5 billion, including US$2.7 billion in respect of the proposed second interim dividend for 2001. In practice, shareholders may elect to receive their dividend entitlement in scrip rather than cash so that the full amount of the proposed dividend is not paid out. Short term assets of US$5.5 billion, consisting mainly of cash at bank and money market deposits of US$3.4 billion, and other amounts due from HSBC undertakings (including dividends) of US$1.8 billion, exceeded short term liabilities and no additional funding was required.

HSBC Holdings actively manages the cash flows from its subsidiaries to maximise the amount of cash held at the holding company and non-trading subsidiary levels and expects to continue to do so in the future. With its accumulated liquid assets, HSBC Holdings believes that dividends from subsidiaries, coupled with debt and equity financing, will enable it to meet anticipated cash obligations.

Financial Review (continued)

Market risk management

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to HSBC. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accruals basis).

Trading positions are valued on a marked to market basis.

In liquid portfolios, the market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at that price. In those instances where markets are less liquid and/or where positions have been held for extended periods, portfolios will be valued by reference to bid or offer prices as appropriate.

In relation to certain products, such as over-the counter derivative instruments, there are no independent prices quoted in the markets. In these circumstances market values are determined by reference to standard industry models, which typically utilise discounted cash flow techniques to derive the market value. The models may be in-house developed or software vendor packages.

In valuing transactions, prices may be amended in respect of those positions considered illiquid, having recognition of the size of the position vis-a-vis the normal market trading volume in that product.

The main valuation sources are securities prices, foreign exchange rates, and interest rate yield curves.

In excess of 95 per cent of HSBC's derivative transactions are in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where the marked to market values are readily determinable by reference to independent prices and valuation quotes, as described above.

In the limited number of circumstances, where standard industry models are not available, and where there is no directly relevant market quotation, HSBC has developed its own proprietary models for the purposes of performing valuations. Such circumstances normally would be where HSBC has tailored a transaction to meet a specific customer need. The models used are checked by Finance and Operations departments and are subject to audit review on an ongoing basis to ensure that the model assumptions are, and remain, valid over the transaction life which is generally less than five years.

HSBC makes markets in exchange rate and interest rate instruments, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking.

HSBC manages market risk through risk limits approved by the Group Executive Committee. Traded Markets Development and Risk, an independent unit within the Investment Banking and Markets operation, develops risk management policies and measurement techniques, and reviews limit utilisation on a daily basis.

Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Only those offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level. Similarly, options risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option's value.

Trading VAR

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

HSBC's VAR, predominantly calculated on a variance/co-variance basis, uses historical movements in market rates and prices, a 99 per cent confidence level, a 10-day holding period and takes account of correlations between different markets and rates within the same risk type and is calculated daily. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

HSBC's VAR should be viewed in the context of the limitations of the methodology used. These include:

- the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements;
- the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising from times of severe illiquidity, when a 10-day holding period may be insufficient to fully liquidate or hedge all positions;
- the use of a 99 per cent confidence level does not take account of any losses that might occur beyond this level of confidence;
- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
- the assumption of independence between risk types may not always hold and therefore result in VAR not fully capturing market risk where correlation between variables is exhibited;
- VAR is calculated at the close of business, with intra-day exposures not being subject to intra-day VAR calculations on an HSBC basis; and
- VAR does not necessarily capture all of the higher order market risks and may underestimate real market risk exposure.

HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC's stress testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC for 2001 was:

	At 31 December 2001	Minimum during the year end 2001	Maximum during the year end 2001	Average for the year end 2001	At 31 December 2000
	US$m	US$m	US$m	US$m	US$m
Total trading activities	122.0	60.8	173.4	102.2	75.0
Foreign exchange trading positions	13.3	1.8	50.6	22.1	19.1
Interest rate trading positions	111.7	48.1	160.2	86.7	58.9
Equities trading positions	45.5	27.4	79.6	41.9	39.9

Trading VAR for HSBC for 2000 was:

	Combined HSBC	Excluding former Republic operations			
	At 31 December 2000	At 31 December 2000	Minimum during The year	Maximum during The year	Average For the year
	US$m	US$m	US$m	US$m	US$m
Total trading activities	75.0	64.8	44.5	83.7	63.1
Foreign exchange trading positions	19.1	17.2	8.9	26.8	16.6
Interest rate trading positions	58.9	45.0	32.2	66.4	46.9
Equities trading positions	39.9	39.9	23.6	53.4	36.2

Trading VAR for CCF is included in the above table from the date of acquisition.

Trading VAR for the former Republic operations at 31 December 2000 was US$23.2 million on a variance/co-variance basis. On a historical simulation approach, trading VAR for the former Republic operations at 31 December 2000 was US$11.7 million, the maximum during 2000 was US$37.1 million, the minimum US$9.3 million and the average US$18.8 million. The scope of calculation of VAR on the former Republic operations was refined at 30 June 2000, following a review of its basis, to be more consistent with that of the rest of HSBC. The maximum, minimum and average on a historical simulation approach for each half year are set out below:

	Former Republic operations Total trading	
	First half 2000	Second half 2000
	US$m	US$m
Maximum in the half-year	37.1	19.1
Minimum in the half-year	12.5	9.3
Average for the half-year	22.7	13.6

The average daily revenue earned from market risk-related treasury activities in 2001, including accrual book net interest income and funding related to dealing positions, was US$13.9 million, compared with US$10.0 million for 2000. The standard deviation of these daily revenues was US$7.7 million compared with US$4.4 million in 2000. An analysis of the frequency distribution of daily revenues shows that there were eleven days with negative revenues during 2001. The most frequent result was a daily revenue of between US$18 million and US$19 million with 20 occurrences. The highest daily revenue was US$41 million.

Financial Review (continued)

Daily distribution of market risk revenues in 2001


Number of days
60
50
40
30
20
10
0
11
16
28
46
59
52
22
16
7
0
1
1
-4
0
4
8
12
16
20
24
28
32
36
40
44
Revenues (US$m)
Profit and loss frequency

Daily distribution of market risk revenues 2000


Number of days
50
40
30
20
10
0
6
12
27
46
46
48
33
16
11
5
6
1
0
0
1
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
Revenues (US$m)
Profit and loss frequency

Foreign exchange exposure

HSBC's foreign exchange exposures comprise trading exposures and structural foreign currency translation exposure.

Trading exposure

Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury, and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee. VAR on foreign exchange trading positions is shown in the table on page 115.

The average one-day foreign exchange revenue in 2001 was US$3.0 million compared with US$2.8 million in 2000.

Structural currency exposure

HSBC's main operations are in the United Kingdom, Hong Kong, France, the United States and Brazil, although it also has operations elsewhere in Europe, the rest of Asia-Pacific, North America and Latin America. The main operating (or functional) currencies in which HSBC's business is transacted are, therefore, sterling, Hong Kong dollars, euros, US dollars and Brazilian reais.

Since the currency in which HSBC Holdings prepares its consolidated financial statements is US dollars, HSBC's consolidated balance sheet is affected by movements in the exchange rates between these functional currencies and the US dollar. These currency exposures are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses. These exposures are represented by the net asset value of the foreign currency equity and subordinated debt investments in subsidiaries, branches and associated undertakings.

HSBC's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates. This is usually achieved by holding qualifying tier 1 capital broadly in proportion to the corresponding foreign-currency-denominated risk-weighted assets at a subsidiary bank level. HSBC considers hedging structural foreign currency exposures only in limited circumstances, to protect the tier 1 capital ratio or the US dollar value of capital invested. Such hedging would be undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved.

As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, HSBC's foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the year. Selective hedges were, however, transacted during 2001. There was no material effect from foreign currency exchange rate movements on HSBC or, outside of Argentina, subsidiary tier 1 capital ratios during the year. In Argentina the mandatory pesification of formerly US dollar denominated assets and liabilities at differing exchange rates destroyed capital within the banking system and in the case of HSBC Argentina created a structured loss of US$520 million. Discussions are taking place with the Government of Argentina regarding compensation for this loss but it is currently unclear how, to what extent and in what timescale such compensation might be delivered.

Details of HSBC's structural foreign currency exposures are given in Note 40 in the 'Notes on the Financial Statements'.

Interest rate exposure

HSBC's interest rate exposures comprise those originating in its treasury trading activities and structural interest rate exposures; both are managed under limits described on page 114. Interest rate risk arises on both trading positions and accrual books.

The average daily revenues earned from treasury-related interest rate activities for 2001 were US$10.3 million compared with US$6.5 million for 2000. The interest rate risk on interest rate trading positions is set out in the trading VAR table on page 115.

Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts. Each operating entity assesses the structural interest rate risks which arise in its business and either transfers such risks to its local treasury unit for management or transfers the risks to separate books managed by the local asset and liability management committee ('ALCO'). Local ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with HSBC Holdings. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify and assess the potential net interest income and market value effects of these interest rate positions in different interest rate scenarios. The primary objective of such interest rate risk management is to limit potential adverse effects of interest rate movements on net interest income.

Assuming no management action in response to interest rate movements, an immediate hypothetical 100 basis points parallel fall in all yield curves worldwide on 1 January 2002 would decrease planned net interest income for the 12 months to 31 December 2002 by US$196 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$200 million.

Rather than assuming that all interest rates move together, HSBC's interest rate exposures can be grouped into currency blocs whose interest rates are considered more likely to move together. The sensitivity of net interest income for 2002 can then be described as follows:

Figures in US$ m	US dollar bloc	Sterling bloc	Asian bloc	Latin American bloc	Euro bloc	Total 2002	Total 2001
Change in 2002 projected net interest income							
+100 basis points shift in yield curves	**18**	**(47)**	**(140)**	**(1)**	**(30)**	**(200)**	(139)
−100 basis points shift in yield curves	**(165)**	**12**	**(78)**	**5**	**30**	**(196)**	92

The change in HSBC's sensitivity to a fall of 100 basis points is mainly because further interest rate cuts in the US dollar and Asian blocs at 31 December 2001 would not offer scope to reduce rates on current and savings accounts by as much as the full 100 basis points in view of the already low rates payable on these liabilities, so compressing the margins on these products.

The projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including an assumption that all positions run to maturity. In practice, these exposures are actively managed.

Equities exposure

HSBC's equities exposure comprises trading equities, forming the basis of VAR, and long-term equity investments. The latter are reviewed annually by the Group Executive Committee and regularly monitored by the subsidiaries' ALCOs. VAR on equities trading positions is set out in the trading VAR table on page 115.

Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit and peer benchmarking studies which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry. With effect from the beginning of 2001, operational risk losses are formally monitored quarterly. In each of HSBC's subsidiaries local management is responsible for establishing an effective and efficient operational control environment in accordance with HSBC standards so that HSBC's assets are adequately protected, and whereby the operational risks have been identified and adequate risk management procedures maintained to control those risks.

HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist events of 11 September 2001 to incorporate lessons learned in the operational recovery from those circumstances. Insurance cover is arranged to mitigate potential losses associated with certain operational risk events.

Capital management and allocation

Capital measurement and allocation

The Financial Services Authority ('FSA') is the supervisor of HSBC on a consolidated basis and, in this capacity, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by the appropriate local banking supervisors, which set and monitor capital adequacy requirements for them. Similarly, non-banking subsidiaries may be subject to supervision and capital requirements of relevant local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC's major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework.

Under the European Union's Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets. The method the FSA uses to assess the capital adequacy of banks and banking groups has been modified as a result of its implementation of the European Union's Amending Directive (Directive 98/31/EC) to the Capital Adequacy Directive ('CAD2'). This modification allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

Capital adequacy is measured by the ratio of HSBC's capital to risk-weighted assets, taking into account both balance sheet assets and off-balance-sheet transactions.

HSBC's capital is divided into two tiers: tier 1, comprising shareholders' funds excluding revaluation reserves, innovative tier 1 securities and minority interests in tier 1 capital; and tier 2, comprising general loan loss provisions, property revaluation reserves, qualifying subordinated loan capital and minority interests in tier 2 capital. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. Deductions in respect of goodwill and intangible assets are made from tier 1 capital, and in respect of unconsolidated investments, investments in the capital of banks and other regulatory deductions are made from total capital.

Under CAD2, banking operations are categorised as either trading book (broadly, marked-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks, such as foreign exchange, interest rate and equity position risks, as well as counterparty risk.

HSBC capital management

It is HSBC's policy to maintain a strong capital base to support the development of HSBC's business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital to support planned business growth and to meet local regulatory capital requirements. Capital generated in excess of planned requirements is paid up to HSBC Holdings normally by way of dividends and represents a source of strength for HSBC.

It is HSBC policy that HSBC Holdings is primarily a provider of equity capital to its subsidiaries with such equity investment substantially funded by HSBC Holdings own equity issuance. Non-equity tier 1 and subordinated debt requirements of major subsidiaries are normally met by their own market issuance within HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the components and maturity profile of HSBC capital. Subordinated debt requirements of other HSBC companies are provided internally.

HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment HSBC uses a benchmark tier 1 capital ratio of 8 per cent in considering its long term capital planning.

Source and application of tier 1 capital

	2001 US$m	2000 US$m
Movement of tier 1 capital		
Opening tier 1 capital	**34,620**	28,533
Attributable profits	**5,406**	6,628
add back: goodwill amortisation	**807**	525
Dividends	**(4,467)**	(4,010)
add back: shares issued in lieu of dividends	**866**	944
Other movement in goodwill deducted	**(199)**	(9,372)
Shares issued	**112**	8,794
Issue of innovative tier 1 capital	**–**	3,512
Redemption of preference shares	**(825)**	–
Other (including exchange movements)	**(1,247)**	(934)
Closing tier 1 capital	**35,073**	34,620
Movement in risk-weighted assets		
Opening risk-weighted assets	**383,687**	336,126
Movements	**7,791**	47,561
Closing risk-weighted assets	**391,478**	383,687

Capital structure

The table below sets out the analysis of regulatory capital at the end of 2001 and 2000.

	2001 US$m	2000 US$m
Composition of capital		
Tier 1:		
Shareholders' funds	**45,979**	45,570
Minority interests	**3,515**	4,419
Innovative tier 1 securities	**3,467**	3,512
Less : property revaluation reserves	**(2,271)**	(2,611)
goodwill capitalised and intangible assets	**(14,989)**	(15,597)
own shares held*	**(628)**	(673)
Total qualifying tier 1 capital	**35,073**	34,620
Tier 2:		
Property revaluation reserves	**2,271**	2,611
General provisions	**2,091**	2,132
Perpetual subordinated debt	**3,338**	3,531
Term subordinated debt	**9,912**	10,224
Minority interest in tier 2 capital	**693**	697
Total qualifying tier 2 capital	**18,305**	19,195
Unconsolidated investments	**(1,781)**	(1,463)
Investments in other banks	**(627)**	(1,241)
Other deductions	**(116)**	(147)
Total capital	**50,854**	50,964
Total risk-weighted assets	**391,478**	383,687
Capital ratios (per cent):		
Total capital	**13.0**	13.3
Tier 1 capital	**9.0**	9.0

* *This principally reflects shares held in trust available to fulfil HSBC's obligations under employee share option plans.*

The above figures were computed in accordance with the EU Banking Consolidation Directive.

Financial Review (continued)

Tier 1 capital increased by US$0.5 billion. Retained profits on a cash basis (excluding goodwill amortisation) contributed US$1.7 billion. Part of this capital generation was utilised to redeem preference shares outstanding in HSBC Bank plc which had become uneconomic in the current low interest rate environment. These redemptions are reflected in the reduction of minority interests and amounted to US$0.8 billion.

Tier 2 capital fell by US$0.9 billion. US$0.5 billion of this reduction reflected net redemptions and regulatory amortisation of term and perpetual subordinated debt. Property revaluation reserves were also lower by US$0.3 billion.

Total risk-weighted assets increased by US$7.8 billion in 2001 substantially reflecting loan growth and a switch in the deployment of surplus liquidity from interbank placement to corporate bonds. Additionally, the acquisitions of Banque Hervet, NRMA Building Society and Demirbank added to risk-weighted asset growth.

Risk-weighted assets by principal subsidiary

In order to give an indication as to how HSBC's capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	2001 US$m	2000 US$m
Hang Seng Bank Limited	**31,992**	31,775
The Hongkong and Shanghai Banking Corporation Limited and other subsidiaries	**80,492**	77,107
The Hongkong and Shanghai Banking Corporation Limited and subsidiaries	**112,484**	108,882
HSBC Bank plc (excluding CCF and HSBC Private Banking Holdings (Suisse) S.A.)	**113,643**	113,778
HSBC Private Banking Holdings (Suisse) S.A.*	**14,611**	10,433
CCF	**35,706**	35,460
HSBC Bank plc	**163,960**	159,671
HSBC USA Inc	**53,945**	54,220
HSBC Bank Middle East	**5,699**	5,243
HSBC Bank Malaysia Berhad	**4,215**	4,041
HSBC Bank Canada	**14,400**	14,241
HSBC Latin American operations	**8,044**	9,470
HSBC Holdings sub-group ...	**966**	420
Other	**27,765**	27,499
HSBC risk-weighted assets ...	**391,478**	383,687

* *The comparative figures for 31 December 2000 relate to HSBC Republic. The private banking businesses of HSBC were restructured during the period and the risk-weighted assets reported for HSBC Private Banking Holdings (Suisse) S.A. are not directly comparable to figures previously reported under HSBC Republic.*

Other information

Loan maturity and interest sensitivity analysis

There follows a geographic analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis as at 31 December 2001. All amounts are net of suspended interest.

	Europe	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*
	US$m	**US$m**	**US$m**	**US$m**	**US$m**	**US$m**
Maturity of 1 year or less						
Loans and advances to banks*	38,917	42,503	10,785	7,798	2,351	102,354
Commercial loans to customers						
– Commercial, industrial and international trade	23,762	7,135	9,271	5,240	1,704	47,112
– Real estate and other property related	5,842	4,677	2,686	3,228	132	16,565
– Non-bank financial institutions	9,554	891	752	12,090	136	23,423
– Governments	400	32	368	551	1	1,352
– Other commercial	13,368	2,207	3,622	11,638	444	31,279
	52,926	14,942	16,699	32,747	2,417	119,731
Hong Kong SAR Government Home Ownership Scheme	–	522	–	–	–	522
Residential mortgages and other personal loans	12,838	8,126	3,376	5,751	1,373	31,464
Loans and advances to customers	65,764	23,590	20,075	38,498	3,790	151,717
Total loans maturing in one year or less	104,681	66,093	30,860	46,296	6,141	254,071
Maturity after 1 year but within 5 years						
Loans and advances to banks	1,331	13	450	39	16	1,849
Commercial loans to customers						
– Commercial, industrial and international	10,101	2,168	1,686	2,835	367	17,157
– Real estates and other property related	4,768	6,873	1,417	4,041	58	17,157
– Non-bank financial institutions	1,201	628	140	317	27	2,313
– Governments	892	508	341	66	91	1,898
– Other commercial	5,035	2,878	1,665	1,272	153	11,003
	21,997	13,055	5,249	8,531	696	49,528
Hong Kong SAR Government Home	–	1,840	–	–	–	1,840
Residential mortgages and other personal loans	12,132	8,080	2,480	8,283	468	31,443
Loans and advances to customers	34,129	22,975	7,729	16,814	1,164	82,811
Total loans maturing after 1 year but within 5 years	35,460	22,988	8,179	16,853	1,180	84,660

* *Excludes sight balances with central banks*

Other information (continued)

	Europe	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Maturity after 1 year but within 5 years *(continued)*						
Interest rate sensitivity of loans and advances to banks and commercial loans to customers:						
– Fixed interest rate	5,121	133	2,399	3,559	200	11,412
– Variable interest rate	18,210	12,936	3,299	5,010	512	39,967
Total	23,331	13,069	5,698	8,569	712	51,379
Maturity after 5 years						
Loans and advances to banks	415	–	18	27	–	460
Commercial loans to customers						
– Commercial, industrial and international trade	4,569	272	204	526	62	5,633
– Real estate and other property related	2,484	1,576	439	2,547	27	7,073
– Non-bank financial institutions	565	23	9	117	4	718
– Governments	1,101	3	191	'108	686	2,089
– Other commercial	4,449	1,463	418	275	38	6,643
	13,168	3,337	1,261	3,573	817	22,156
Hong Kong SAR Government Home Ownership Scheme	–	4,990	–	–	–	4,990
Residential mortgages and other personal loans	23,361	13,883	3,545	13,889	458	55,136
Loans and advances to customers	36,529	22,210	4,806	17,462	1,275	82,282
Total loans maturing after 5 years	36,944	22,210	4,824	17,489	1,275	82,742
Interest rate sensitivity of loans and advances to banks and commercial loans to customers:						
– Fixed interest rate	3,777	39	411	2,282	68	6,577
– Variable interest rate	9,806	3,298	869	1,317	749	16,039
Total	13,583	3,337	1,280	3,599	817	22,616

Deposits

The following table analyses the average amount of bank and customer deposits and certificates of deposit ('CDs') and other money market instruments (which are included within 'debt securities in issue' in the balance sheet) together with the average interest rates paid thereon for each of the past three years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The 'Other' category includes securities sold under agreements to repurchase.

	Year ended 31 December					
	2001		2000		1999	
	Average Balance	Average Rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%
Deposits by banks						
Europe						
Demand and other – non-interest bearing	**8,184**	**–**	3,842	–	4,406	–
Demand – interest bearing	**5,130**	**3.4**	6,402	4.5	3,593	2.2
Time	**20,672**	**5.5**	14,981	5.9	8,654	3.5
Other	**10,437**	**3.9**	8,895	4.3	5,814	3.9
Total	**44,423**		34,120		22,467	
Hong Kong						
Demand and other – non-interest bearing	**1,085**	**–**	945	–	988	–
Demand – interest bearing	**1,740**	**3.6**	1,581	5.7	2,133	4.7
Time	**495**	**4.1**	1,075	6.4	1,015	5.4
Other	**43**	**3.2**	12	9.8	11	3.9
Total	**3,363**		3,613		4,147	
Rest of Asia-Pacific						
Demand and other – non-interest bearing	**596**	**–**	692	–	411	–
Demand – interest bearing	**600**	**4.4**	525	4.0	537	2.7
Time	**2,820**	**5.7**	2,485	6.7	2,966	4.1
Other	**556**	**4.3**	252	5.6	310	6.1
Total	**4,572**		3,954		4,224	
North America						
Demand and other – non-interest bearing	**1,438**	**–**	722	–	483	–
Demand – interest bearing	**2,954**	**2.5**	2,323	3.4	1,024	4.0
Time	**1,557**	**3.6**	875	5.1	1,136	5.1
Other	**3,895**	**3.2**	2,984	4.8	2,029	4.8
Total	**9,844**		6,904		4,672	
Latin America						
Demand and other – non-interest bearing	**158**	**–**	200	–	146	–
Demand – interest bearing	**924**	**10.8**	810	12.1	524	7.1
Time	**1,031**	**4.5**	862	6.9	553	8.0
Other	**341**	**12.5**	181	13.6	259	19.6
Total	**2,454**		2,053		1,482	
Total						
Demand and other – non-interest bearing	**11,461**	**–**	6,401	–	6,434	–
Demand – interest bearing	**11,348**	**3.9**	11,641	4.9	7,811	3.5
Time	**26,575**	**5.4**	20,278	6.0	14,324	4.1
Other	**15,272**	**3.9**	12,324	4.6	8,423	4.7
Total	**64,656**		50,644		36,992	

Other information (continued)

	Year ended 31 December					
	2001		2000		1999	
	Average Balance	Average Rate	Average balance	Average rate	Average balance	Average rate
	US$m	%	US$m	%	US$m	%
Customer accounts						
Europe						
Demand and other – non-interest bearing	**26,084**	–	19,521	–	14,471	–
Demand – interest bearing	**62,475**	**3.0**	55,269	3.6	48,235	2.9
Savings	**24,305**	**4.5**	21,204	5.7	17,426	4.9
Time	**43,637**	**4.8**	45,587	5.9	30,381	5.1
Other	**5,177**	**8.6**	1,440	5.6	538	3.7
Total	**161,678**		143,021		111,051	
Hong Kong						
Demand and other – non-interest bearing	**5,804**	–	5,465	–	4,760	–
Demand – interest bearing	**53,470**	**2.0**	46,208	4.2	41,960	3.6
Savings	**76,277**	**3.3**	76,503	5.2	71,251	4.9
Time	**8,361**	**3.8**	6,477	5.8	5,421	4.7
Other	**434**	**4.5**	353	7.0	393	4.6
Total	**144,346**		135,006		123,785	
Rest of Asia-Pacific						
Demand and other – non-interest bearing	**4,328**	–	4,301	–	3,506	–
Demand – interest bearing	**10,930**	**2.1**	8,749	3.0	6,827	2.9
Savings	**22,023**	**4.5**	20,128	5.3	18,122	5.0
Time	**6,006**	**4.3**	7,141	5.6	7,302	4.5
Other	**1,008**	**2.9**	775	4.8	632	3.2
Total	**44,295**		41,094		36,389	
North America						
Demand and other – non-interest bearing	**14,133**	–	7,947	–	5,785	–
Demand – interest bearing	**5,314**	**4.1**	3,765	5.4	2,045	3.3
Savings	**42,588**	**3.2**	38,707	3.9	18,531	2.9
Time	**7,348**	**5.2**	7,841	7.4	1,615	5.8
Other	**11,579**	**3.7**	8,818	5.6	6,500	9.5
Total	**80,962**		67,078		34,476	
Latin America						
Demand and other – non-interest bearing	**1,288**	–	1,071	–	608	–
Demand – interest bearing	**1,643**	**13.9**	932	15.8	463	18.2
Savings	**5,908**	**10.7**	6,391	9.5	5,590	11.1
Time	**364**	**3.6**	360	11.1	169	5.2
Other	**518**	**5.9**	379	6.7	338	9.2
Total	**9,721**		9,133		7,168	
Total						
Demand and other – non-interest bearing	**51,637**	–	38,305	–	29,130	–
Demand – interest bearing	**133,832**	**2.7**	114,923	4.0	99,530	3.3
Savings	**171,101**	**3.9**	162,933	5.2	130,920	4.9
Time	**65,716**	**4.7**	67,406	6.1	44,888	4.9
Other	**18,716**	**5.1**	11,765	5.7	8,401	8.4
Total	**441,002**		395,332		312,869	
CDs and other money market instruments						
Europe	**6,828**	**4.8**	3,821	6.5	4,709	6.0
Hong Kong	**5,902**	**5.1**	6,163	6.4	5,714	6.3
Rest of Asia-Pacific	**1,653**	**5.4**	1,890	5.8	2,075	5.1
North America	**4,223**	**4.6**	3,781	4.3	10,898	5.0
Latin America	**520**	**8.6**	304	9.9	7	10.9
Total	**19,126**	**5.0**	15,959	5.9	23,403	5.5

Certificates of deposit and other time deposits

At 31 December 2001 the maturity analysis of certificates of deposit and other wholesale time deposits, by remaining maturity, was as follows:

	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
	US$m	US$m	US$m	US$m	US$m
Europe					
Certificates of deposit	4,318	230	99	4	4,651
Time deposits:					
– banks	16,586	1,706	723	1,180	20,195
– customers	38,256	1,476	1,157	3,473	44,362
Total	59,160	3,412	1,979	4,657	69,208
Hong Kong					
Certificates of deposit	1,094	269	1,123	3,811	6,297
Time deposits:					
– banks	476	6	–	6	488
– customers	7,828	342	44	44	8,258
Total	9,398	617	1,167	3,861	15,043
Rest of Asia-Pacific					
Certificates of deposit	602	138	41	123	904
Time deposits:					
– banks	1,488	357	191	543	2,579
– customers	5,628	179	81	314	6,202
Total	7,718	674	313	980	9,685
North America					
Certificates of deposit	–	–	–	–	–
Time deposits:					
– banks	1,525	247	371	–	2,143
– customers	5,749	315	180	130	6,374
Total	7,274	562	551	130	8,517
Latin America					
Certificates of deposit	224	4	–	–	228
Time deposits:					
– banks	446	254	68	1	769
– customers	164	20	35	–	219
Total	834	278	103	1	1,216
Total					
Certificates of deposit	6,238	641	1,263	3,938	12,080
Time deposits:					
– banks	20,521	2,570	1,353	1,730	26,174
– customers	57,625	2,332	1,497	3,961	65,415
Total	84,384	5,543	4,113	9,629	103,669

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies. The majority of certificates of deposit and time deposits are in amounts of US$100,000 and over or the equivalent in other currencies.

Other information (continued)

Short-term borrowings

HSBC includes short-term borrowings within customer accounts, deposits by banks and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the SEC as Federal funds purchased and securities sold under agreements to repurchase, commercial paper and other short-term borrowings. Securities sold under agreements to repurchase are the only significant short-term borrowings of HSBC. The following table provides additional information with respect to HSBC's securities sold under agreements to repurchase for each of the past three years.

	Year ended 31 December		
	2001	2000	1999
	US$m	US$m	US$m
Outstanding at 31 December	**16,882**	16,312	13,139
Average amount outstanding during the year	**23,850**	15,374	14,669
Maximum quarter-end balance outstanding during the year	**24,901**	16,313	13,139
Weighted average interest rate during the year	**4.9%**	7.5%	7.4%
Weighted average interest rate at the year-end	**5.1%**	6.6%	6.4%

Board of Directors and Senior Management

Directors

Sir John Bond, *Group Chairman*

Age 60. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; an executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1988 to 1992. Chairman of HSBC Bank plc, HSBC USA Inc., HSBC Bank USA and HSBC Bank Middle East and a Director of The Hongkong and Shanghai Banking Corporation Limited. Chairman of the Institute of International Finance and a Director of Ford Motor Company. A member of the Court of the Bank of England.

* **The Baroness Dunn,** DBE, *Deputy Chairman and senior non-executive Director*

Age 62. Executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited and Marconi p.l.c. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. Former Senior Member of the Hong Kong Executive Council and Legislative Council.

† **Sir Brian Moffat,** OBE, *Deputy Chairman and senior independent non-executive Director*

Age 63. Chairman of Corus Group plc. A non-executive Director since 1998. A member of the Court of the Bank of England and a non-executive Director of Enterprise Oil plc.

K R Whitson

Age 58. Group Chief Executive. An executive Director since 1994. A Director of HSBC Bank plc since 1992, Chief Executive from 1994 to 1998 and Deputy Chairman since 1998. Joined HSBC in 1961. Chairman of Merrill Lynch HSBC Limited, HSBC Bank A.S. and Deputy Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC USA Inc. and HSBC Bank Canada. A non-executive Director of the Financial Services Authority.

† **The Lord Butler,** GCB, CVO

Age 64. Master, University College, Oxford and a non-executive Director of Imperial Chemical Industries plc. A non-executive Director since 1998. Chairman of HSBC in the Community Advisory Panel. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

† **R K F Ch'ien,** CBE

Age 50. Executive Chairman of chinadotcom corporation and its subsidiary, hongkong.com corporation. A non-executive Director since 1998. Chairman of HSBC Private Equity (Asia) Limited and a Director of MTR Corporation Limited, Inchcape plc and Inmarsat Ventures Plc. A member of the Executive Council of the Hong Kong SAR. Chairman of the Hong Kong/Japan Business Co-operation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997.

C F W de Croisset

Age 58. An executive Director since 2000. Chairman and Chief Executive Officer of Crédit Commercial de France S.A. Joined Crédit Commercial de France S.A. in 1980 having previously held senior appointments in the French civil service. A Director of HSBC Bank plc.

W R P Dalton

Age 58. An executive Director since 1998. Director and Chief Executive of HSBC Bank plc since 1998. Joined HSBC in 1980. President and Chief Executive Officer, HSBC Bank Canada from 1992 to 1997. Deputy Chairman of Merrill Lynch HSBC Limited and a Director of Crédit Commercial de France S.A., HSBC Investment Bank Holdings plc, HSBC Private Banking Holdings (Suisse) S.A. and HSBC Bank Malta p.l.c. Vice-President of the Chartered Institute of Bankers. A non-executive Director of MasterCard International Inc. and a non-executive Director and Chairman of Young Enterprise Limited.

D G Eldon

Age 56. An executive Director since 1999. Joined HSBC in 1968. Appointed an executive Director and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in 1996; Chairman since 1999. Non-executive Chairman of Hang Seng Bank Limited and a non-executive Director of Swire Pacific Limited and MTR Corporation Limited.

Board of Directors and Senior Management (continued)

D J Flint

Age 46. Group Finance Director. An executive Director since 1995. A Director of HSBC Investment Bank Holdings plc, HSBC Bank Malaysia Berhad, HSBC USA Inc. and HSBC Bank USA. A member of The Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Committee Foundation. A former partner in KPMG.

† W K L Fung, OBE

Age 53. Group Managing Director and Chief Executive Officer of Li & Fung Limited. A non-executive Director since 1998. Past Chairman of the Hong Kong General Chamber of Commerce. A member of the Economic Advisory Committee to the Financial Secretary of the Hong Kong SAR and Chairman of the Hong Kong Committee for Pacific Economic Co-operation. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995.

S K Green

Age 53. Executive Director Investment Banking and Markets. An executive Director since 1998. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Investment Bank Holdings plc and a Director of HSBC Bank plc, Crédit Commercial de France S.A., HSBC Guyerzeller Bank AG, HSBC USA Inc., HSBC Bank USA, HSBC Private Banking Holdings (Suisse) S.A. and HSBC Trinkaus & Burkhardt KGaA.

† S Hintze

Age 57. Independent consultant. Former Chief Operating Officer of Barilla S.P.A. and former Senior Vice President of Nestlé S.A. A non-executive Director since 1 March 2001. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey.

A W Jebson

Age 52. Group IT Director. An executive Director since 2000. Joined HSBC in 1978. A Director of Merrill Lynch HSBC Limited. Non-executive Deputy Chairman of CLS Services Limited.

† Sir John Kemp-Welch

Age 65. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000.

† The Lord Marshall

Age 68. Chairman of British Airways Plc and Invensys plc. A non-executive Director since 1993. A non-executive Director of HSBC Bank plc from 1989 to 1994.

† Sir Mark Moody-Stuart, KCMG

Age 61. Director and former Chairman of The 'Shell' Transport and Trading Company, plc. Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A Director of Accenture, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Member of the UN Secretary General's Advisory Council for the Global Compact. A non-executive Director since 1 March 2001.

† M Murofushi

Age 70. Chairman of ITOCHU Corporation. A non-executive Director since 1992. Honorary Chairman of the Japan Foreign Trade Council. Special Advisor to the Chairman of the Japan Chamber of Commerce and Industry. Vice Chairman of the Tokyo Chamber of Commerce and Industry. Chairman of the Japan-Brazil Economic Committee of Keidanren (Japan Federation of Economic Organizations). A member of the Foreign Investment Advisory Council of the Russian Federation.

† C E Reichardt

Age 70. Currently Vice Chairman and Chairman of the Finance Committee of Ford Motor Company. Retired Chairman and Chief Executive of Wells Fargo & Company. A non-executive Director since 1996. In addition to Ford Motor Company, a Director of HCA – The Healthcare Company; ConAgra, Inc.; McKesson HBOC, Inc.; Newhall Management Corporation and PG&E Corporation.

* H Sohmen, OBE

Age 62. Chairman of World-Wide Shipping Agency Limited, World-Wide Shipping Group Limited, World Maritime Limited, World Shipping and Investment Company Limited and World Finance

International Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

† Sir Adrian Swire

Age 70. Executive Director and Honorary President of John Swire & Sons Limited and a Director of Swire Pacific Limited and Cathay Pacific Airways Limited. A non-executive Director since 1995. Former Chairman of the International Chamber of Shipping and former President of the General Council of British Shipping.

* *Non-executive Director*

† *Independent non-executive Director*

Adviser to the Board

D J Shaw

Age 55. An Adviser to the Board since 1998. Solicitor. A partner of Norton Rose from 1973 to 1998. A Director of HSBC Investment Bank Holdings plc and HSBC Private Banking Holdings (Suisse) S.A.

Senior Management

R J Arena

Age 53. Group General Manager, Global e-business. Joined HSBC in 1999. Appointed a Group General Manager in 2000.

D W Baker

Age 59. Chief Operating Officer and Director, HSBC Bank plc. Joined HSBC in 1962. Appointed a Group General Manager in 1999.

C C R Bannister

Age 43. Chief Executive Officer, Group Private Banking. Joined HSBC in 1994. Appointed a Group General Manager in August 2001.

R G Barber

Age 51. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

D Beath

Age 63. Group General Manager, Internal Audit. Joined HSBC in 1960. Appointed a Group General Manager in 1993.

R E T Bennett

Age 50. Group General Manager, Legal and Compliance. Joined HSBC in 1979. Appointed a Group General Manager in 1998.

Z J Cama

Age 54. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, India. Joined HSBC in 1968. Appointed a Group General Manager in August 2001.

V H C Cheng, OBE

Age 53. Executive Director, The Hongkong and Shanghai Banking Corporation Limited and Chief Executive Officer, Hang Seng Bank Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995.

A Dixon, OBE

Age 57. Deputy Chairman, HSBC Bank Middle East. Joined HSBC in 1965. Appointed a Group General Manager in 1995.

C-H Filippi

Age 49. Group General Manager and Global Head of Corporate and Institutional Banking. Joined HSBC in 1987. Appointed a Group General Manager in November 2001.

M F Geoghegan

Age 48. President and Chief Executive Officer, HSBC Bank Brasil S.A.-Banco Múltiplo. Joined HSBC in 1973. Appointed a Group General Manager in 1997.

Board of Directors and Senior Management (continued)

E W Gill

Age 55. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, Singapore. Joined HSBC in 1968. Appointed a Group General Manager in 2000.

M J G Glynn

Age 50. President and Chief Executive Officer, HSBC Bank Canada. Joined HSBC in 1982. Appointed a Group General Manager in August 2001.

S T Gulliver

Age 42. Group General Manager, Treasury and Capital Markets, Investment Banking, Asia-Pacific. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

A P Hope

Age 55. Group General Manager, Insurance. Joined HSBC in 1971. Appointed a Group General Manager in 1996.

D D J John

Age 51. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

M B McPhee

Age 60. Group General Manager, Credit and Risk. Joined HSBC in 1984. Appointed a Group General Manager in 1997.

A Mehta

Age 55. Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1968. Appointed a Group General Manager in 1991.

Y A Nasr

Age 47. President and Chief Executive Officer, HSBC USA Inc. and HSBC Bank USA. Joined HSBC in 1976. Appointed a Group General Manager in 1998.

T W O'Brien, OBE

Age 54. Group General Manager, Strategic Development. Joined HSBC in 1969. Appointed a Group General Manager in 1992.

R C F Or

Age 52. General Manager, The Hongkong and Shanghai Banking Corporation Limited. Joined HSBC in 1972. Appointed a Group General Manager in 2000.

K Patel

Age 53. Chairman, Global Investment Banking Division, HSBC Investment Bank plc. Joined HSBC in 1984. Appointed a Group General Manager in 2000.

R C Picot

Age 44. Joined HSBC in 1993. Group Chief Accountant since 1995.

J C S Rankin

Age 60. Group General Manager, Human Resources. Joined HSBC in 1960. Appointed a Group General Manager in 1990.

Dr S Rometsch

Age 63. Chairman of the Managing Partners, HSBC Trinkaus & Burkhardt KGaA. Joined HSBC in 1983. Appointed a Group General Manager in August 2001.

M R P Smith, OBE

Age 45. Chairman and Chief Executive Officer, HSBC Argentina Holdings S.A. Joined HSBC in 1978. Appointed a Group General Manager in 2000.

I A Stewart

Age 43. Head of Investment Banking and Markets, Americas. Joined HSBC in 1980. Appointed a Group General Manager in 2000.

P E Stringham

Age 52. Group General Manager, Marketing. Joined HSBC in January 2001 as Head of Group Marketing. Appointed a Group General Manager in August 2001.

Report of the Directors

Results for 2001

HSBC reported operating profit before provisions was in line with 2000 at US$10,484 million. HSBC's profit for the year attributable to shareholders of HSBC Holdings was US$5,406 million, an 11.4 per cent return on shareholders' funds.

A first interim dividend of US$0.19 per ordinary share was paid on 9 October 2001. The Directors have declared a second interim dividend of US$0.29 per ordinary share in lieu of a final dividend, making a total distribution for the year of US$4,467 million. The second interim dividend will be payable on 7 May 2002 in cash in United States dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 29 April 2002, with a scrip dividend alternative. The reserves available for distribution before accounting for the second interim dividend of US$2,700 million are US$7,925 million.

Further information about the results is given in the consolidated profit and loss account on page 160.

Principal activities and business review

Through its subsidiary and associated undertakings, HSBC provides a comprehensive range of banking and related financial services through an international network of some 7,000 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. Taken together, the five largest customers of HSBC do not account for more than 2 per cent of HSBC's income.

On 3 March 2001, HSBC completed the acquisition of 89.6 per cent of Banque Hervet, a Paris based specialist commercial and consumer bank, for €473 million (US$443 million) from the French Finance Ministry. An additional 8.3 per cent was acquired in July for €42 million (US$38 million).

On 30 October 2001, HSBC completed the purchase of Demirbank T.A.S from the Savings Deposits Insurance Fund in Turkey for US$353 million in cash.

On 29 December 2001, an agreement to acquire an eight per cent equity stake in the Bank of Shanghai for RMB517.92 million (US$62.6 million) was signed.

A review of the development of the business of HSBC undertakings during the year, and an indication of likely future developments are given in the 'Description of Business' on pages 7 to 32.

HSBC's five-year strategy, launched in December 1998, is designed to focus on shareholder value. The results of the first three years of the strategy reflect solid progress in implementing 'Managing for Value'. HSBC Holdings' governing objective is to exceed the total shareholder return of a benchmark comprising a peer group of financial institutions, with a minimum objective of doubling shareholder return over the five-year period. Total shareholder return for the first three years was 173 per cent, compared to 125 per cent for the benchmark (starting point 100 per cent on 31 December 1998). An explanation of the basis of calculation of total shareholder return can be found on page 146.

Capital and reserves

The following events occurred during the year:

Scrip dividends

1. 62,155,303 ordinary shares of US$0.50 each were issued at par on 2 May 2001 to shareholders who elected to receive new shares in lieu of the 2000 second interim dividend. The market value per share used to calculate shareholders' entitlements to new shares was US$11.8617, being the United States dollar equivalent of £8.292.
2. 10,766,892 ordinary shares of US$0.50 each were issued at par on 9 October 2001 to shareholders who elected to receive new shares in lieu of the 2001 first interim dividend. The market value per share used to calculate shareholders' entitlements to new shares was US$11.9717, being the United States dollar equivalent of £8.228.

All-Employee share plans

3. 2,312,407 ordinary shares of US$0.50 each were issued at prices ranging from £1.8060 to £6.7536 per share in connection with the exercise of options under the HSBC Holdings Savings-Related Share Option Plan. Options over 7,092,927 ordinary shares of US$0.50 each lapsed.
4. 1,514,682 ordinary shares of US$0.50 each were issued at prices ranging from £3.2530 to

£6.5187 per share in connection with the exercise of options under the HSBC Holdings Savings-Related Share Option Scheme: USA Section.

5. The HSBC Qualifying Employee Share Ownership Trust ("the QUEST") was established in 1999 to satisfy options exercised by UK participants of the HSBC Holdings Savings-Related Share Option Plan. At 1 January 2001, the QUEST held 10,337,081 ordinary shares of US$0.50 each. During 2001, HSBC QUEST Trustee (UK) Limited, the corporate trustee of the QUEST, subscribed for 3,343,173 ordinary shares of US$0.50 each at market values ranging from £6.65 to £10.84, using funds from those employees who exercised options under the HSBC Holdings Savings-Related Share Option Plan. In addition, 8,774,315 ordinary shares were transferred from the QUEST to employees who exercised options under the HSBC Holdings Savings-Related Share Option Plan. At 31 December 2001, the QUEST held 4,905,939 ordinary shares of US$0.50 each.

6. Under the authority granted by shareholders at the Annual General Meeting in 2000, 2,947,120 ordinary shares of US$0.50 each were issued at €11.6611 in connection with a Plan d'Epargne Entreprise for the benefit of non-UK resident employees of CCF and its subsidiaries.

7. Options over 28,831,641 ordinary shares of US$0.50 each were awarded at nil consideration on 11 April 2001 to 57,874 HSBC employees resident in 53 countries and territories under the HSBC Holdings Savings-Related Share Option Plan. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contracts on 1 August 2001 at a price of £6.7536 per share, a 20 per cent discount to the average market value over the five business days immediately preceding the date of the invitation.

Discretionary share incentive plans

8. 3,387,580 ordinary shares of US$0.50 each were issued at prices ranging from £2.1727 to £7.7984 per share in connection with the exercise of options under the HSBC Holdings Executive Share Option Scheme. Options over 3,599,388 ordinary shares of US$0.50 each lapsed.

9. Options over 50,973,462 ordinary shares of US$0.50 each were awarded at nil consideration on 23 April 2001 under the HSBC Holdings Group Share Option Plan. The options are exercisable between the third and 10th anniversaries of the award at a price of £8.7120 per share, the average market value over the five business days immediately preceding the date of the award.

10. Options over 383,505 ordinary shares of US$0.50 each were awarded at nil consideration on 30 August 2001 under the HSBC Holdings Group Share Option Plan. The options are exercisable between the third and 10th anniversaries of the award at a price of £8.228 per share, the average market value over the five business days immediately preceding the date of the award. Options over 986,972 ordinary shares of US$0.50 each lapsed.

Authority to repurchase shares

11. At the Annual General Meeting in 2001 shareholders gave authority for the Company to make market repurchases of up to 926,985,000 ordinary shares of US$0.50 each. Your Directors have not exercised this authority.

Employee share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as "continuous contracts" for the purposes of the Hong Kong Employment Ordinance. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. The total number of new HSBC Holdings shares that may be issued or become issuable under all the share option plans in any ten year period is 848,847,000 ordinary shares of US$0.50 each (approximately 9 per cent of HSBC Holdings issued ordinary share capital on 4 March 2002). Within this limit not more than 5 per cent of the issued ordinary share capital of HSBC Holdings from time to time may be put under option under the HSBC Holdings Group Share Option Plan and the HSBC Holdings Restricted Share Plan 2000 in any ten year period (approximately 467,750,000 ordinary shares of US$0.50 each on 4 March 2002). Particulars of options held by Directors of HSBC Holdings are set out on pages 152 and 153.

All-Employee share plans

The HSBC Holdings Savings-Related Share Option Plan, HSBC Holdings Savings-Related Share Option Plan: Overseas Section, and previously the HSBC Holdings Savings-Related Share Option Scheme: USA Section, are all-employee share plans under which eligible HSBC employees (those with six months continuous service from July to December of the year preceding the date of grant) are granted options (at nil consideration) to acquire HSBC Holdings ordinary shares of US$0.50 each. Employees may make monthly contributions up to £250 (or equivalent) over a period of three or five years which may be used, on the third or fifth anniversary of completion of the relevant savings contract, to exercise the options; alternatively the employee may elect to have the savings (plus interest) repaid in cash. The options are exercisable within six months following the third or fifth anniversary of the commencement of the relevant savings contract. In the case of redundancy, retirement on grounds of injury or ill health, retirement at age 50 or over, the transfer of employing business to another party, or a change of control of employing company, options may be exercised before completion of the relevant savings contract.

Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: Overseas Section the option exercise price is determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of up to 20 per cent. The Plans will terminate on 26 May 2010 unless the Directors resolve to terminate the Plans at an earlier date.

HSBC Holdings Savings-Related Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until	Options at 1 January 2001	Options awarded during year[1]	Options exercised during year[2]	Options lapsed during year	Options at 31 December 2001
10 Apr 1995	1.8060	1 Aug 2000	31 Jan 2001	174,885	–	144,502	30,383	–
3 Apr 1996	3.0590	1 Aug 2001	31 Jan 2002	8,401,212	–	8,280,796	47,897	72,519
9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	9,105,269	–	153,839	229,941	8,721,489
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	10,126,329	–	98,112	418,521	9,609,696
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	13,404,231	–	95,889	627,143	12,681,199
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	17,017,874	–	45,156	1,097,009	15,875,709
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	–	4,508,903	1,798	255,189	4,251,916
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	–	9,420,599	411	199,078	9,221,110

1 *The closing price per share on 10 April 2001 was £8.42.*

2 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.175.*

Report of the Directors (continued)

HSBC Holdings Savings-Related Share Option Plan: Overseas Section

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until	Options at 1 January 2001	Options awarded during year[1]	Options exercised during year[2]	Options lapsed during year	Options at 31 December 2001
10 Apr 1995	1.8060	1 Aug 2000	31 Jan 2001	368,277	–	367,416	861	–
3 Apr 1996	3.0590	1 Aug 2001	31 Jan 2002	1,730,415	–	1,647,006	37,926	45,483
9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	5,934,075	–	83,277	154,692	5,696,106
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	3,606,515	–	30,313	182,354	3,393,848
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	13,742,217	–	74,696	797,338	12,870,183
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	30,072,891	–	62,166	2,236,726	27,773,999
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	–	11,441,215	1,345	777,869	10,662,001
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	–	3,460,924	–	–	3,460,924

1 *The closing price per share on 10 April 2001 was £8.42.*

2 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.585.*

HSBC Holdings Savings-Related Share Option Scheme: USA Section

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year[1]	Options at 31 December 2001
16 Aug 1996	3.2530	1 Jul 2001	31 Dec 2001	2,380,633	1,499,434	881,199
12 Aug 1997	6.5187	1 Jul 2002	31 Dec 2002	1,329,944	9,356	1,320,588
24 Aug 1998	3.7768	1 Jul 2003	31 Dec 2003	2,414,761	2,880	2,411,881
10 Aug 1999	6.3078	1 Jul 2004	31 Dec 2004	1,502,733	3,012	1,499,721

No options were awarded or lapsed during the year.

1 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.165.*

Discretionary share incentive plans

The HSBC Holdings Group Share Option Plan, and previously the HSBC Holdings Executive Share Option Scheme, are discretionary share incentive plans under which HSBC employees, based on performance criteria and potential, are granted options (at nil consideration) to acquire HSBC Holdings ordinary shares of US$0.50 each. Since 1996 the vesting of these awards has been subject to the attainment of pre-determined performance criteria, except within CCF (which was acquired in 2000) where performance criteria will be phased in. The maximum value of options which may be granted to an employee in any one year (together with any Performance Share Awards under the HSBC Holdings Restricted Share Plan 2000) is 150 per cent of the employee's annual salary at the date of grant plus any bonus paid for the previous year. In exceptional circumstances this could be raised to 225 per cent. Subject to achievement of the performance condition, options are exercisable between three and ten years from the date of grant. Employees of a subsidiary that is sold or transferred out of HSBC may exercise options awarded under the HSBC Holdings Group Share Option Plan within six months regardless of whether the performance condition is met.

The terms of the HSBC Holdings Group Share Option Plan were amended in 2001 so that the exercise price of options granted under the Plan in 2002 and beyond would be the higher of the average market value of the ordinary shares on the five business days prior to the grant of the option or the market value of the ordinary shares on the date of grant of the option. The HSBC Holdings Group Share Option Plan will terminate on 26 May 2005 unless the Directors resolve to terminate the Plan at an earlier date.

HSBC Holdings Executive Share Option Scheme

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year[1]	Options lapsed during year	Options at 31 December 2001
12 Oct 1993	2.4062	12 Oct 1996	12 Oct 2003	101,409	24,216	45,408	31,785
8 Mar 1994	2.8376	8 Mar 1997	8 Mar 2004	453,678	127,137	75,681	250,860
7 Mar 1995	2.1727	7 Mar 1998	7 Mar 2005	957,000	348,000	24,750	584,250
1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	2,212,812	495,102	73,500	1,644,210
13 Aug 1996	3.8270	13 Aug 1999	13 Aug 2006	16,500	16,500	–	–
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	2,413,960	411,769	114,200	1,887,991
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	35,250	5,625	15,000	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	4,182,900	842,026	185,850	3,155,024
29 Mar 1999	6.3754	29 Mar 2002	29 Mar 2009	67,624,872	841,557	2,136,159	64,647,156
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	280,500	–	15,750	264,750
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2004	3 Apr 2010	31,696,502	275,648	913,090	30,507,764

1 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.60.*

The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until	Options at 1 January 2001	Options awarded during year	Options exercised during year	Options lapsed during year	Options at 31 December 2001
4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	455,299	–	–	11,777	443,522
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	–	50,973,462[1]	–	967,095	50,006,367
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	–	383,505[2]	–	8,100	375,405

1 *The closing price per share on 20 April 2001 was £8.765.*

2 *The closing price per share on 29 August 2001 was £8.25.*

Crédit Commercial de France S.A. and subsidiary company plans

The following are outstanding options, granted at nil consideration (unless otherwise indicated), to acquire shares in CCF and its subsidiaries. CCF was acquired on 28 July 2000. During 2001, 441,000 options over CCF shares were exercised and the resultant shares exchanged for cash. On exercise of all remaining options held by CCF employees, the CCF shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each. Further details are given in Note 35 of the 'Notes on the Financial Statements'. With the exception of Banque Eurofin and Banque du Louvre (as set out below), no subsidiary company granted options over its own shares during the year.

Report of the Directors (continued)

Crédit Commercial de France

shares of €5 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
4 May 1993	33.69	4 May 1995	4 May 2003	725	625	–	100
23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	15,000	–	–	15,000
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	87,300	29,000	–	58,300
9 May 1996	35.52	9 May 1998	9 May 2006	610,000	488,174	–	121,826
7 May 1997	37.05	7 Jun 2000	7 May 2007	555,000	1,000	–	554,000
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	673,400	–	–	673,400
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	796,700	2,000	–	794,700
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	907,500	–	47,000	860,500

Crédit Commercial du Sud Ouest

shares of €15.25 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
1 Oct 1996	80.49	1 Oct 2001	1 Apr 2002	7,500	–	1,125	6,375
7 Nov 1997	85.68	7 Nov 2002	7 Nov 2003	5,625	–	–	5,625
8 Jul 1998	90.25	8 Jul 2003	8 Jan 2004	7,500	–	–	7,500
9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	–	–	7,500
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	–	–	7,500

Banque Chaix

shares of €16 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
20 Dec 1996	82.78	20 Dec 2000	20 Mar 2002	10,000	10,000	–	–
28 Oct 1997	88.73	28 Oct 2001	28 Jan 2003	10,000	–	–	10,000
10 Jul 1998	94.52	10 Jul 2002	10 Oct 2003	10,000	–	–	10,000
21 Jun 1999	100.31	21 Jun 2004	21 Dec 2004	10,000	–	–	10,000
7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	–	–	10,000

Banque Dupuy de Parseval

shares of €20 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
3 Mar 1997	32.01	3 Mar 2002	3 Jun 2002	5,000	–	–	5,000
1 Jul 1998	33.31	1 Jul 2003	1 Oct 2003	5,000	–	–	5,000
1 Jul 1999	34.76	1 Jul 2004	1 Oct 2004	5,000	–	–	5,000
3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	–	–	5,000
8 Jun 2000	39.48	8 Jun 2005	8 Sept 2005	5,000	–	–	5,000

Union de Banques a Paris

shares of €16 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
3 Jul 1997	19.06	3 Jul 2002	3 Jan 2003	47,850	–	–	47,850
25 Nov 1998	19.97	25 Nov 2003	25 May 2004	27,900	–	–	27,900
22 Nov 1999	33.54	22 Nov 2004	22 May 2005	27,900	–	–	27,900
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	28,400	–	–	28,400

Banque de Savoie

shares of €16 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
24 Dec 1998	61.85	24 Dec 2003	24 Jun 2004	5,000	–	–	5,000
9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	–	–	5,000
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	–	–	5,100

Banque de Baecque Beau

shares of no par value

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
17 Oct 1997	32.88	17 Oct 2002	17 Oct 2003	28,500	–	–	28,500
22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	–	–	11,500

Netvalor

shares of €415 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	–	2,410
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	4,180	–	700	3,480

CCF Banque Privee Internationale

shares of no par value

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercised during year	Options lapsed during year	Options at 31 December 2001
9 Mar 2000	116.93	9 March 2005	31 Dec 2010	18,000	–	–	18,000

Banque Eurofin

shares of €16 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options awarded during year	Options exercised during year	Options lapsed during year	Options at 31 December 2001
30 Nov 1998[1]	25.92	30 Nov 2001	29 Nov 2003	143,483	–	136,283	–	7,200
21 Dec 1999	48.78	21 Dec 2000	21 Dec 2009	66,000	–	–	–	66,000
15 May 2001	93.60	15 May 2002	15 May 2011	–	60,000	–	–	60,000

1 *Consideration of €1.52 per share paid on grant of option.*

Report of the Directors (continued)

Banque du Louvre
shares of no par value

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options awarded during year	Options exercised during year	Options lapsed during year	Options at 31 December 2001
31 Mar 1999	68.65	1 Jul 2000	31 Mar 2009	43,750	–	20,750	5,400	17,600
7 Sep 2001	154.75	7 Sep 2005	7 Oct 2007	–	78,600	–	–	78,600

Sinopia Asset Management
shares of €0.5 each

Date of award	Exercise price(€)	Exercisable from	Exercisable until	Options at 1 January 2001	Options exercisable during year	Options lapsed during year	Options at 31 December 2001
24 Jun 1997	6.13	24 Jun 2002	24 Dec 2002	91,200	–	–	91,200
18 Mar 1998	8.61	18 Mar 2003	18 Sep 2003	94,400	–	–	94,400
22 Mar 1999	21.85	22 Mar 2004	22 Sep 2004	87,500	–	6,500	81,000
15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	45,000	–	–	45,000
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	126,000	–	5,500	120,500

Valuation of freehold and leasehold land and buildings

HSBC's freehold and long leasehold properties, together with all leasehold properties in the Hong Kong SAR, were revalued in September 2001 in accordance with HSBC's policy of annual valuation. As a result of this revaluation, the net book value of land and buildings has decreased by US$271 million.

Further details are included in Note 25 of the 'Notes on the Financial Statements'.

Board of Directors

The objectives of the management structures within HSBC, headed by the Board of Directors of HSBC Holdings and led by the Group Chairman, are to deliver sustainable value to shareholders. Implementation of the strategy set by the Board is delegated to the Group Executive Committee under the leadership of the Group Chief Executive.

The Board meets regularly and Directors receive information between meetings about the activities of committees and developments in HSBC's business. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary.

The Directors who served during the year were Sir John Bond, Baroness Dunn, Sir Brian Moffat, Sir Peter Walters, K R Whitson, Lord Butler, R K F Ch'ien, D E Connolly, C F W de Croisset, W R P Dalton, D G Eldon, D J Flint, W K L Fung, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, Lord Marshall, C Miller Smith, Sir Mark Moody-Stuart, M Murofushi, C E Reichardt, H Sohmen and Sir Adrian Swire.

Sir Peter Walters and D E Connolly retired on 25 May 2001; C Miller Smith retired on 31 December 2001.

S Hintze and Sir Mark Moody-Stuart were appointed Directors on 1 March 2001.

Sir John Bond, D G Eldon, D J Flint, Lord Marshall, M Murofushi, C E Reichardt and Sir Adrian Swire will retire by rotation at the forthcoming Annual General Meeting. With the exception of M Murofushi, C E Reichardt and Sir Adrian Swire, who will retire, they offer themselves for re-election.

Brief biographical particulars for each Director are set out on pages 127 to 129.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with HSBC Holdings or any of its subsidiary undertakings.

Board Committees

The Board has appointed a number of committees consisting of certain Directors and Group General Managers. The following are the principal committees:

Group Executive Committee

The Group Executive Committee meets regularly and operates as a general management committee under the direct authority of the Board. The members of the Group Executive Committee are K R Whitson (Chairman), Sir John Bond, C F W de Croisset, W R P Dalton, D G Eldon, D J Flint, S K Green and A W Jebson, all of whom are executive Directors, and R J Arena, C-H Filippi, A P Hope, M B McPhee, A Mehta and Y A Nasr, all of whom are Group General Managers.

Group Audit Committee

The Group Audit Committee meets regularly with HSBC's senior financial, internal audit, legal and compliance management and the external auditor to consider HSBC Holdings financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Group Audit Committee are Sir Brian Moffat (Chairman), R K F Ch'ien, Sir John Kemp-Welch, and C E Reichardt, all of whom are independent non-executive Directors.

Remuneration Committee

The Remuneration Committee meets regularly to consider human resource issues, particularly terms and conditions of employment, remuneration, retirement benefits, development of high potential employees and key succession planning. The members of the Remuneration Committee are Lord Marshall (Chairman), W K L Fung, Sir John Kemp-Welch and Sir Mark Moody-Stuart, all of whom are independent non-executive Directors. Lord Marshall succeeded Sir Peter Walters as Chairman of the Remuneration Committee in May 2001. He will step down from the Committee at the year end.

Nomination Committee

The Nomination Committee carries out the process of nominating candidates to fill vacancies on the Board of Directors. Nominations are considered by the Board. All Directors are subject to election by shareholders at the Annual General Meeting following their appointment and to re-election at least every three years. The members of the Nomination Committee are Baroness Dunn (Chairman), Sir John Bond, H Sohmen and Sir Brian Moffat.

Corporate Governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the year with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

Internal control

The Directors are responsible for internal control in HSBC and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material errors, losses or fraud. The procedures also enable HSBC Holdings to discharge its obligations under the Handbook of Rules and Guidance issued by the Financial Services Authority, HSBC's lead regulator, which came into effect on 1 December 2001.

The key procedures that the Directors have established are designed to provide effective internal control within HSBC and accord with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout the year and up to 4 March 2002, the date of approval of the *Annual Report and Accounts*. In the case of companies acquired during the year, including Demirbank T.A.S, which has been integrated into HSBC Bank A.S., the internal controls in place have been reviewed against HSBC's benchmarks since the companies were acquired and they are being integrated into HSBC's systems. HSBC's key internal control procedures include the following:

- Authority to operate the various subsidiaries is delegated to their respective chief executive officers within limits set by the Board of Directors of HSBC Holdings or by the Group Executive Committee under powers delegated by the Board. Sub-delegation of authority from

Report of the Directors (continued)

the Group Executive Committee to individuals requires these individuals, within their respective delegation, to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of controls appropriate to the business. The appointment of executives to the most senior positions within HSBC requires the approval of the Board of Directors of HSBC Holdings.

- Functional, operating, financial reporting and certain management reporting standards are established by Group Head Office management for application across the whole of HSBC. These are supplemented by operating standards set by the local management, as required for the type of business and geographical location of each subsidiary.

- Systems and procedures are in place in HSBC to identify, control and report on the major risks including credit, changes in the market prices of financial instruments, liquidity, operational error, unauthorised activities and fraud. Exposure to these risks is monitored by asset and liability committees and executive committees in subsidiaries and by the Group Executive Committee for HSBC as a whole.

- Comprehensive annual financial plans are prepared by subsidiaries and are reviewed and approved at Group Head Office. Results are monitored regularly and reports on progress as compared with the related plan are prepared throughout HSBC each quarter. A strategic plan is prepared by major operating subsidiaries every three years.

- Centralised functional control is exercised over all computer system developments and operations. Common systems are employed where possible for similar business processes. Credit and market risks are measured and reported on in subsidiaries and aggregated for review of risk concentrations on a group-wide basis.

- Responsibilities for financial performance against plans and for capital expenditure, credit exposures and market risk exposures are delegated with limits to line management in the subsidiaries. In addition, functional management in Group Head Office has been given responsibility to set policies, procedures and standards in the areas of finance; legal and regulatory compliance; internal audit; human resources; credit; market risk; operational risk; computer systems and operations; property management; and for certain global product lines.

- Policies and procedures to guide subsidiary companies and management at all levels in the conduct of business to avoid reputational risk are established by the Board of HSBC Holdings, the Group Executive Committee, subsidiary company boards, board committees or senior management. Reputational risks can arise from ethical, social or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC's good reputation depends upon the way in which it conducts its business but it can also be affected by the way in which clients, to which it provides financial services, conduct their business.

- The internal audit function, which is centrally controlled, monitors compliance with policies and standards and the effectiveness of internal control structures across the whole of HSBC. The work of the internal audit function is focused on areas of greatest risk to HSBC as determined by a risk management approach. The head of this function reports to the Group Chairman and the Group Audit Committee.

The Group Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board of Directors. The key processes used by the Committee in carrying out its reviews include regular reports from the heads of key risk functions; the production and regular updating of summaries of key controls applied by subsidiary companies measured against HSBC benchmarks which cover all internal controls, both financial and non-financial; annual confirmations from chief executives of principal subsidiary companies that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls; internal audit reports; external audit reports; prudential reviews; and regulatory reports.

The Directors, through the Group Audit Committee, have conducted an annual review of the effectiveness of HSBC's system of internal control covering all controls, including financial, operational and compliance controls and risk management.

Reputational, Strategic and Operational Risk

HSBC continues to develop its policies and procedures for safeguarding against reputational, strategic and operational risks. This is an evolutionary process in which account will be taken of The Association of British Insurers' recently issued guidance on best practice when responding to social, ethical and environmental (SEE) risks.

The safeguarding of HSBC's reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. HSBC has always believed in the highest standards of conduct and, as a matter of routine, takes account of reputational risks to its business. The training of Directors on appointment will include reputational matters.

Reputational risks, including SEE matters, are considered and assessed by the Board, Group Executive Committee, subsidiary company boards, board committees or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC or for individual subsidiary companies, businesses and functions. These policies, which form an integral part of the internal control systems, are communicated through manuals and statements of policy promulgated through internal communications. The policies include environmental, ethical and social policies and set out operational procedures in areas of reputational risk, ranging from the money laundering deterrence programme to health and safety rules. The policy manuals address risk issues in detail and co-operation between head office departments and businesses ensures a strong relationship between HSBC's risk management system and its corporate social responsibility practices.

Internal controls are an integral part of how HSBC conducts its business. HSBC's manuals and statements of policy are the foundation of these internal controls. There is a strong process to ensure controls operate effectively. Any significant failings are reported through the control mechanisms, internal audit and compliance functions to subsidiary company audit committees and the Group Audit Committee, which keeps under review the effectiveness of the system of internal controls and reports regularly to HSBC Holdings' Board. In addition, all Group businesses and major functions are required to review their control procedures and to make regular reports of losses arising from operational risks.

KPMG recently assisted HSBC in developing systems to quantify the key direct environmental impact of HSBC's principal UK operations. This third party scrutiny of the reporting system supports HSBC's internal risk management procedures. HSBC is a participant in the Dow Jones Sustainability, FTSE4Good and Business in Environment indices.

Health and Safety

The maintenance of appropriate health and safety standards throughout HSBC is a key responsibility of all managers and HSBC is committed to actively managing all health and safety risks associated with its business. HSBC's objectives are to identify, remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

Health and safety policies, Group standards and procedures are set by Group Fire and Safety and are implemented by Health Safety and Fire Co-ordinators based in each country in which HSBC operates.

Following the events of 11 September health and safety arrangements, including those to combat terrorist activity, were reviewed. As a result, enhanced procedures have been promulgated and levels of preparedness improved.

Communication with shareholders

Communication with shareholders is given high priority. Extensive information about HSBC's activities is provided in the *Annual Report and Accounts*, *Annual Review* and the *Interim Report* which are sent to shareholders. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and the business of HSBC are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss the progress of HSBC.

Remuneration

Policy

In common with most businesses, HSBC's performance depends on the quality and commitment of its people. Accordingly, the Board's stated strategy is to attract, retain and motivate the very best people.

In a business that is based on trust and relationships, HSBC's broad policy is to look for people who want to make a long-term career with the organisation because trust and relationships are built over time.

Remuneration is an important component in people's decisions on which company to join, but it is not the only one; it is HSBC's experience that people are attracted to an organisation with good values, fairness, the potential for success and the scope to develop a broad, interesting career.

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC including the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.

The Remuneration Committee applies the following key principles:

- to pay against a market of comparative organisations
- to offer fair and realistic salaries with an important element of variable pay based on relative performance
- to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan
- for new employees only, since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes.

Basic salary and benefits

Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice.

Annual performance-related payments

The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and the individual concerned. Key measures of success include achievement of financial goals, concerning both revenue generation and expense control; customer relationships; full utilisation of professional skills; and adherence to HSBC's ethical standards. HSBC has a long history of paying close attention to its customers in order to provide value for shareholders. This has been achieved by ensuring that the interests of HSBC and its staff are aligned with those of its shareholders and that HSBC's approach to risk management serves the interests of all. Closer alignment with the interests of shareholders is being achieved by extending employee participation in the existing share plans.

Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration.

Long-term share plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under the HSBC Holdings Group Share Option Plan and the HSBC Holdings savings-related share option plans. When share options are granted, which are to be satisfied by the issue of new shares, the impact on existing equity is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details being disclosed in Note 11 of the 'Notes on the Financial Statements'. The dilutive effect of exercising all outstanding share options would be only 0.5 per cent of basic earnings per share.

For the majority of employees, the vesting of share awards under the HSBC Holdings Group Share Option Plan is subject to the attainment of total shareholder return ('TSR') targets. Separate arrangements are currently in place for employees of CCF. The Remuneration Committee seeks to respond to the variety of environments and circumstances which are faced by different businesses in different markets at different times.

The HSBC Holdings Restricted Share Plan 2000 is intended to align the interests of executives with those of shareholders by linking executive awards to the creation of superior shareholder value. This is achieved by focusing on predetermined targets. The shares awarded are normally held under restrictions for five years and are transferred to the individuals only after attainment of a performance condition which demonstrates the sustained and above average financial performance of HSBC.

Executive Directors and Group General Managers have been eligible to receive conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan and the HSBC Holdings Restricted Share Plan 2000 since 1997. The award of Performance Shares under these plans was extended to other senior executives from 1999.

In appropriate circumstances, employees may receive awards under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan. Participants in these Plans are also eligible to participate in the HSBC Holdings savings-related share option plans on the same terms as other eligible employees.

As part of HSBC's strategy, the use of the existing share plans has been extended so that more employees participate in the success they help to create. In the UK, the HSBC Holdings UK Share Ownership Plan, which enables employees to purchase HSBC Holdings shares from pre-tax salary, was established during the year. In addition, employees in France may participate in a Plan d' Epargne Entreprise through which they may subscribe for HSBC Holdings shares.

Directors and Senior Management

HSBC Holdings' Board is currently composed of 13 non-executive Directors and eight executive Directors. With businesses in 81 countries and territories, HSBC aims to attract Directors with a variety of different experience, both in its key markets and internationally. The Board currently includes nationals of seven different countries. The eight executive Directors and 26 Group General Managers have in total more than 750 years of service with HSBC.

Directors' fees

Directors' fees are regularly reviewed and compared with other large international companies. The current basic fee of £35,000 per annum is at the median of HSBC Holdings' peer group. In addition, non-executive Directors receive the following fees for serving on certain Committees:

Chairman, Audit Committee	£10,000 p.a.
Member, Audit Committee	£7,500 p.a.

During 2001 five Audit Committee meetings were held. A Director's commitment to each meeting can be as much as 15 hours.

Chairman, Remuneration Committee	£10,000 p.a.
Member, Remuneration Committee	£5,000 p.a.

During 2001, seven meetings of the Remuneration Committee were held.

Chairman of the HSBC in the Community Advisory Panel	£5,000 p.a.

Executive Directors' remuneration

HSBC's operations are large, diverse and international; for example, less than 40 per cent of net income is derived from the United Kingdom.

The executive Directors are experienced executives with detailed knowledge of the financial services business in various countries. In many cases there has been a need to attract them from abroad to work in the United Kingdom.

It became clear to the Board over two years ago that executive Directors' total remuneration had fallen steadily behind the competition. This became apparent from 'league tables' in the press, surveys from remuneration consultants, comparisons with top executives in acquired companies such as Republic Bank of New York and CCF and, perhaps above all, from the fact that some of the next generation of top management, due to the need to retain market competitiveness in certain overseas locations, were already being paid more than the current executive Directors.

The Remuneration Committee has appointed Towers Perrin, who have wide experience of international companies, to conduct an annual top executive remuneration survey. Other consultants are used from time to time to validate their broad findings.

The survey conducted in 2000 confirmed the need to make major changes in order to bring total remuneration to the chosen competitive position for this group of executives, i.e. the 75th percentile of market comparators. Recent information shows that even with the action taken, total remuneration for this group remains below the 75th percentile in 2001.

Report of the Directors (continued)

There are four key components of executive Directors' remuneration:

i *Salary*

In 2001, all executive Directors' salaries, which had been consistently below market for some time, were raised substantially. Average increases for UK-based executive Directors in 2002 will be 2.45 per cent of basic salary.

ii *Annual Cash Bonus*

Cash bonuses for executive Directors and members of Senior Management are based on two key factors: individual performance taking account of, as appropriate, results against plan of the business unit or performance of the support function for which the individual has responsibility; and Group performance measured by operating profit before tax against plan. The Remuneration Committee has discretion to eliminate extraordinary items when assessing bonuses, if the main cause did not arise during the current bonus year.

Commencing in 2002, combining these two key performance factors will result in cash bonuses ranging from 35 per cent to 250 per cent of basic salary (against Group performance ranging from within 10 per cent of plan to 50 per cent above plan).

iii *Long Term Incentive Plan (LTIP)*

Executive Directors and members of Senior Management have been eligible to receive conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan and the HSBC Holdings Restricted Share Plan 2000 since 1997.

Full details of the 2002 conditional awards to executive Directors, together with vesting arrangements, are set out on page 146.

It is the Remuneration Committee's current intention that the annual value of awards to executive Directors and members of Senior Management will not as a general rule exceed 100 per cent of earnings (defined as base salary and bonus in respect of the previous performance year).

In appropriate circumstances, executive Directors and members of Senior Management may receive awards under the HSBC Holdings Restricted Share Plan 2000 and the HSBC Holdings Group Share Option Plan. Participants in these plans are also eligible to participate in the HSBC Holdings savings-related share option plans on the same terms as other eligible employees.

In line with prevailing practice in France and arrangements made at the time of the acquisition of CCF, C F W de Croisset will receive an award of options to acquire shares under the HSBC Holdings Group Share Option Plan, instead of an award under the HSBC Holdings Restricted Share Plan 2000; particulars are set out on page 146.

iv *Pension Arrangements*

The pension entitlements earned by the executive Directors during the year are set out on pages 149 and 150.

Directors' emoluments

The emoluments of the Directors of HSBC Holdings for 2001 were as follows:

	Fees £000	*Salary and other remuneration* £000	*Benefits in kind* £000	*Discretionary bonuses*[1] £000	*Total 2001* £000	*Total 2000* £000
Executive Directors						
Sir John Bond	35	984	1	800	1,820	1,600
C F W de Croisset	35	342	–	232	609	228
W R P Dalton	35	554	23	–[2]	612	546
D G Eldon[3]	22	389	643	150[4]	1,204	1,152
D J Flint	35	555	8	250	848	813
S K Green	35	454	8	300	797	767
AW Jebson	35	429	1	250	715	645
K R Whitson	35	767	13	700	1,515	1,342
Non-executive Directors						
Lord Butler	40	–	–	–	40	40
R K F Ch'ien[5]	164	–	–	–	164	158
D E Connolly[6]	18	–	–	–	18	43
Baroness Dunn	35	–	–	–	35	35
W K L Fung	62	–	–	–	62	62
S Hintze[7]	29	–	–	–	29	–
Sir John Kemp-Welch	44	–	–	–	44	12
Lord Marshall	43	–	–	–	43	40
C Miller Smith[8]	43	–	–	–	43	35
Sir Brian Moffat	45	–	–	–	45	45
Sir Mark Moody-Stuart[7]	31	–	–	–	31	–
M Murofushi	35	–	–	–	35	35
C E Reichardt	43	–	–	–	43	43
H Sohmen	28	–	–	–	28	27
– waived	(35)	–	–	–	(35)	(35)
Sir Adrian Swire	35	–	–	–	35	35
Sir Peter Walters[6]	19	–	–	–	19	45
Total (£)	981	4,474	697	2,682	8,834	7,748
Total (US$)	1,412	6,441	1,004	3,861	12,718	11,741

1 *These discretionary bonuses are in respect of 2001 and will be paid in 2002.*

2 *In return for the prior waiver of bonus, the employer contribution into the pension scheme has been increased by the amount (£300,000) which would otherwise have been paid.*

3 *The emoluments of D G Eldon include housing and other expatriate benefits in kind that are normal within the location in which he is employed.*

4 *Of the amount shown, 50 per cent has been awarded in cash and 50 per cent will be awarded in Restricted Shares with a three-year restricted period.*

5 *Includes fees as non-executive Chairman of HSBC Private Equity (Asia) Limited.*

6 *Retired on 25 May 2001.*

7 *Appointed on 1 March 2001.*

8 *Retired on 31 December 2001.*

Report of the Directors (continued)

H Sohmen has elected to waive any fees payable to him by HSBC Holdings.

Executive Directors are normally permitted to retain only one Directors' fee from HSBC. Executive Directors who are also Directors of The Hongkong and Shanghai Banking Corporation Limited may elect to receive a fee from either HSBC Holdings or The Hongkong and Shanghai Banking Corporation Limited.

The aggregate remuneration of Directors and Senior Management for the year ended 31 December 2001 was US$55,686,000.

A fee of £25,000 (2000: £25,000) was paid to Sir Wilfrid Newton, a former Director, in respect of his role as Chairman of the HSBC Bank plc committee overseeing the construction of the new HSBC headquarters.

Restricted Share Plan

The Remuneration Committee has proposed to the Trustee of the HSBC Holdings Restricted Share Plan 2000 that conditional awards of Performance Shares under the Plan should be made in 2002. The Trustee to the Plan will be provided with funds to acquire ordinary shares of US$0.50 each between 4 March and 15 March 2002. The 2002 awards proposed for executive Directors and members of Senior Management in respect of 2001 would have an aggregate value at the date of award of £9.585 million including awards to the following values to executive Directors:

	£000
Sir John Bond	950
W R P Dalton	600
D G Eldon	400
D J Flint	600
S K Green	750
A W Jebson	700
K R Whitson	750
Total	4,750

No share options will be granted under the HSBC Holdings Group Share Option Plan in respect of 2001 to the executive Directors listed above; they have not received share option awards since the HSBC Holdings Restricted Share Plan was introduced.

No award under the HSBC Holdings Restricted Share Plan 2000 will be made to C F W de Croisset in respect of 2001. Mr de Croisset will instead receive an award of options to acquire 206,000 ordinary shares of US$0.50 each under the Group Share Option Plan.

Purpose

The HSBC Holdings Restricted Share Plan 2000 is intended to reward the delivery of sustained financial growth of HSBC Holdings. So as to align the interests of the Directors and senior employees more closely with those of shareholders, the HSBC Holdings Restricted Share Plan 2000 links the vesting of 2002 awards to the attainment of predetermined TSR targets.

TSR is defined as the growth in share value and declared dividend income during the relevant period. In calculating TSR, dividend income is assumed to be reinvested in the underlying shares.

The vesting of awards made in 1997 and 1998 was linked to growth in earnings per share, details of which are set out in the 1996 and 1997 *Annual Report and Accounts*. Based on performance over the four-year period to December 2000, 50 per cent of Performance Shares awarded in 1997 vested in 2001 and 50 per cent were forfeited. The Performance Shares awarded in 1998 have not passed their performance condition and will be re-tested in 2003. From 1999, the vesting of awards was linked to the attainment of predetermined TSR targets. Particulars of the terms applicable in 2002 are set out below.

Particulars of executive Directors' interests in shares held in the Restricted Share Plan are set out on page 154.

Vesting schedule

Having regard to HSBC Holdings' size and status within the financial sector, a benchmark has been established which takes account of:

1. a peer group of nine banks (ABN AMRO Holding N.V., Citigroup Inc., Deutsche Bank A.G., J. P. Morgan Chase & Co., Lloyds TSB Group plc, Oversea-Chinese Banking Corporation Limited, Mitsubishi Tokyo Financial Group Inc., Standard Chartered PLC, The Bank of East Asia, Limited) weighted by market capitalisation;
2. the five largest banks from each of the United States, the United Kingdom, continental Europe

and the Far East, other than any within 1 above, weighted by market capitalisation; and

3. the banking sector of the Morgan Stanley Capital International World Index, excluding any within 1 and 2 above, weighted by market capitalisation.

By combining the above three elements and weighting the average so that 50 per cent is applied to 1, 25 per cent is applied to 2 and 25 per cent is applied to 3, an appropriate market comparator benchmark is determined.

The extent to which awards will vest will be determined by reference to HSBC Holdings' TSR measured against the benchmark TSR. The calculation of the share price component within HSBC Holdings' TSR will be the average market price over the 20 trading days commencing on the day when the annual results are announced, which in 2002 is 4 March. The starting point will be, therefore, the average over the period 4 March to 2 April inclusive. TSR for the benchmark constituents will be based on their published share prices for 2 April 2002.

If HSBC Holdings' TSR over the performance period exceeds the benchmark TSR, awards with a value at the date of grant of up to 100 per cent of an employee's earnings or less will vest. For higher value awards, the greater of 50 per cent of the award or the number of shares, the value of which at the date of grant equates to 100 per cent of the employee's earnings, will vest at this level of performance. If HSBC Holdings' TSR over the performance period places it within the upper quartile in the ranked list, these higher value awards will vest in full after five years. For performance between the median and the upper quartile, vesting will be on a straight line basis. The level of awards will continue to be determined by the Remuneration Committee.

The initial performance period will be three years. If the upper quartile performance target is achieved at the third anniversary of the date of grant, but not if it is achieved later, an additional award equal to 20 per cent of the initial performance share award will be made and will vest at the same time as the original award to which it relates. However, regardless of whether the upper quartile target is achieved on the third, fourth or fifth anniversary, full vesting and transfer of the shares will not generally occur until the fifth anniversary.

As a secondary condition, options and awards will only vest if the Remuneration Committee is satisfied that HSBC Holdings' financial performance has shown a sustained improvement in the period since the date of grant.

Awards will vest immediately in cases of death or if the business is no longer part of HSBC Holdings. The Remuneration Committee retains discretion to recommend early release of the shares to the Trustee in the event of redundancy, retirement on grounds of injury or ill health or retirement at age 50 or over. Awards will normally be forfeited if the participant is dismissed or resigns from HSBC.

Where events occur which cause the Remuneration Committee to consider that the performance condition has become unfair or impractical, the right is reserved to the Remuneration Committee to make such adjustments as in its absolute discretion it deems appropriate to make.

It will be determined in March 2002 whether the initial performance target for the Performance Shares awarded in 1999 has been met. The following chart shows HSBC's performance against the benchmark TSR to 31 December 2001.

Report of the Directors (continued)

Total Shareholder Return


200%
190%
180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
19 Mar 99
30 Apr 99
30 Jun 99
31 Aug 99
29 Oct 99
31 Dec 99
29 Feb 00
28 Apr 00
30 Jun 00
31 Aug 00
31 Oct 00
29 Dec 00
28 Feb 01
30 Apr 01
29 Jun 01
31 Aug 01
31 Oct 01
31 Dec 01
Benchmark TSR
HSBC TSR

Service contracts and terms of appointment

No executive Director has a service contract with HSBC Holdings or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year's salary and benefits in kind save as referred to below.

Sir John Bond, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 1 January 1993 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

C F W de Croisset has a contract of employment dated 7 January 1980 that was in force before he joined the Board of CCF. The contract has no set term but provides for three months' notice to be given by either party. Under the terms of the contract Mr de Croisset would be entitled to receive one month's salary for each year of service with CCF on termination of his employment with CCF. However, in accordance with French legal requirements and practice, this contract is suspended while he serves as an executive Director of CCF.

W R P Dalton is employed on a rolling contract dated 5 January 1998 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

D G Eldon, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 1 January 1968 which requires three months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

D J Flint, who is to stand for re-election at the forthcoming Annual General Meeting, is employed on a rolling contract dated 29 September 1995 which requires 12 months' notice to be given by the Company and nine months' notice to be given by Mr Flint. There are no provisions for compensation upon early termination of the contract.

S K Green is employed on a rolling contract dated 9 March 1998 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

A W Jebson is employed on a rolling contract dated 14 January 2000 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

K R Whitson is employed on a rolling contract dated 1 August 1992 which requires 12 months' notice to be given by either party. There are no provisions for compensation upon early termination of the contract.

Members of Senior Management are employed on service contracts which generally provide for a term of service expiring at the end of a period of up to two years, or the individual's sixtieth birthday, whichever is earlier.

Non-executive Directors are appointed for fixed terms not exceeding three years, subject to their re-election by shareholders at the intervening Annual General Meetings. Non-executive Directors' terms of appointment will expire in 2003 – Baroness Dunn and H Sohmen; and 2004 – Lord Butler, R K F Ch'ien, W K L Fung, S Hintze, Sir John Kemp-Welch, Lord Marshall, Sir Brian Moffat and Sir Mark Moody-Stuart. M Murofushi, C E Reichardt and Sir Adrian Swire will retire at the forthcoming Annual General Meeting.

Other directorships

Executive Directors, if so authorised by the Board, may accept appointments as non-executive Directors of suitable companies which are not part of HSBC. Executive Directors normally would be permitted to take on no more than two such appointments. Any remuneration receivable in respect of these appointments is paid to the HSBC company by which the executive Director is employed, unless otherwise approved by the Remuneration Committee.

Pensions

With three exceptions (see notes on C F W de Croisset, D J Flint and W R P Dalton), the executive Directors are members of defined benefit pension schemes, having joined HSBC at a time when these were the norm. There are separate schemes for UK-based and overseas-based employees; the UK scheme has a normal retirement age of 60; retirement ages for overseas schemes vary in accordance with local legislation and practice.

The pension arrangements for Sir John Bond, S K Green, A W Jebson and K R Whitson to contractual retirement age of 60 are provided under the HSBC Bank (UK) Pension Scheme. The pensions accrue at a rate of one-thirtieth of pensionable salary per year of pensionable service in the United Kingdom. In addition, supplementary provision is made for S K Green, via an employer contribution to a personal pension plan, with £1,123 having been made during 2001 (2000: £3,395).

C F W de Croisset is eligible for pension benefits which are supplementary to those accrued under the French State and Compulsory arrangements. The amount of this additional pension, payable from age 60, currently accrues at the rate of €6,098 per annum for each year of service (maximum 18 years) as an executive Director of CCF. The whole cost of this benefit is met by CCF.

The pension arrangements for W R P Dalton to contractual retirement age of 60 are provided on a defined benefit basis (details of which are set out in the table below) under the HSBC Canada Pension Plan A, at an accrual rate of one-thirtieth of pensionable salary per year of pensionable service until his transfer to the UK. Since taking up his appointment in the UK, he has joined the HSBC Holdings Overseas (No.1) Pension Plan on a defined contribution basis, with an employer contribution during 2001 (including a bonus waiver of £300,000) of £429,000 (2000: £453,511).

The pension arrangements for D J Flint to contractual retirement age of 60 are provided through an executive allowance paid to fund personal pension arrangements set at 30 per cent of basic salary. This is supplemented through the HSBC Holdings plc Funded Unapproved Retirement Benefits Scheme on a defined contribution basis with an employer contribution during 2001 of £78,150 (2000: £69,825). The intention of these arrangements is to provide benefits broadly comparable to an accrual rate of one-thirtieth of pensionable salary per year of pensionable service.

The pension arrangements for D G Eldon are provided under the HSBC International Staff Retirement Benefits Scheme. Pension accrues at a rate of one twenty-seventh of pensionable salary per year of pensionable service.

Report of the Directors (continued)

	Accrued annual pension at 31 December 2001 £000	Increase in accrued pension during 2001, excluding any increase for inflation £000	Personal contributions towards pension £000	Transfer value relating to increase in accrued pension £000[1]
Sir John Bond	270	74	–	1,395[2]
C F W de Croisset	48	3	–	32
W R P Dalton	251[3]	–	–	–
D G Eldon[4]	230	15	13	292
S K Green	140	27	–	353
A W Jebson	106	28	–	352
K R Whitson	221	63	–	1,093

1 *The transfer value represents a liability of HSBC's pension funds and not a sum paid or due to the individual; it cannot therefore meaningfully be added to annual remuneration.*

2 *On attaining age 60, Sir John Bond has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension. This immediate pension entitlement amounted to £257,000 per annum.*

3 *Entitlement unchanged at C$560,000 – difference over 2001 reflects movement in exchange rates only.*

4 *On attaining age 53, Mr Eldon has been able, under the terms of the scheme, to retire at any time with an immediate pension equal to his accrued pension. This immediate pension entitlement amounted to £211,000 per annum*

Only basic salary is pensionable. No other Director participated in any Group pension schemes and none of the Directors participating in Group 'approved' pension schemes is subject to the earnings cap introduced by the 1989 Finance Act.

Pension payments totalling £329,000 (2000: £319,000) were made to four former Directors of HSBC Holdings (B H Asher, R Delbridge, Sir Brian Pearse and Sir William Purves); of this £164,000 (2000: £159,000) was paid by HSBC Bank plc to two of them as former Directors of the bank. The aggregate amount set aside or accrued to provide pension, retirement or similar benefits for Directors and Senior Management for the year ended 31 December 2001 was US$3,449,000.

Directors' interests

According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 29 of the Securities (Disclosure of Interests) Ordinance, the Directors of HSBC Holdings at the year-end had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC:

	At 1 January 2001	At 31 December 2001				
		Personal	Family	Corporate	Other	Total
HSBC Holdings ordinary shares of US$0.50						
Sir John Bond[1]	265,767	270,676	3,165	–	–	273,841
R K F Ch'ien	23,116	23,671	–	–	–	23,671
C F W de Croisset[1]	32,847	34,170	–	–	–	34,170
W R P Dalton[1]	12,534	21,484	–	–	–	21,484
Baroness Dunn	127,316	107,477	–	—	24,000[2]	131,477
D G Eldon[1]	3,819	12,592	827	–	–	13,419
D J Flint[1]	19,643	29,321	852	–	–	30,173
W K L Fung	328,000	328,000	–	–	–	328,000
S K Green[1]	13,414	114,068	13,736	–	–	127,804
A W Jebson[1]	–	20,859	–	–	–	20,859
Sir John Kemp-Welch	256,800	25,000	–	–	306,800[2]	331,800
Lord Marshall	6,980	7,261	–	–	–	7,261
C Miller Smith[4]	452	452	–	–	–	452
Sir Brian Moffat	5,289	5,289	–	–	–	5,289
Sir Mark Moody-Stuart	5,840[3]	5,000	840	–	–	5,840
C E Reichardt	30,000	30,000	–	–	–	30,000
H Sohmen	2,715,144	–	372,656	2,442,488[5]	–	2,815,144
Sir Adrian Swire	44,000	–	20,000	–	24,000[2]	44,000
K R Whitson[1]	15,413	101,484	20,000	–	–	121,484
HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1						
Sir John Bond	500,000	500,000	–	–	–	500,000
A W Jebson	100,000	100,000	–	–	–	100,000
Lord Marshall	975	975	–	–	–	975

1 *Details of additional interests in ordinary shares of US$0.50 each under the share option plans and Restricted Share Plan are set out below.*
2 *Non-beneficial.*
3 *Interests at 1 March 2001 - date of appointment.*
4 *Retired on 31 December 2001.*
5 *Interests held by private investment companies.*

Sir John Bond has a personal interest in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the year.

D G Eldon has a personal interest in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the year.

S K Green has a personal interest in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the year.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1 and in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003,which he held throughout the year.

As Directors of Crédit Commercial de France S.A., C F W de Croisset, W R P Dalton and S K Green, each have a personal interest in 10 shares of €5 each in that company but have waived their rights to receive dividends. Mr Green and Mr Dalton acquired their interest in these shares during the year. On cessation of this directorship, the Directors have undertaken to transfer these shares to HSBC.

Report of the Directors (continued)

Share options

At 31 December 2001, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans in 2001 are exercisable at a 20 per cent discount to the market value at the date of award and those awarded before 2001 at a 15 per cent discount. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 31 December 2001 was £8.06. The highest and lowest market values during the period were £10.92 and £6.08. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

	Options held at 1 January 2001	*Options awarded during year*	*Options exercised during year*	*Options held at 31 December 2001*	*Exercise price in £*	*Date of award*	*Exercisable from*[1]	*Exercisable until*
Sir John Bond.......	75,000	–	–	75,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
C F W de Croisset	–	206,000[4]	–	206,000	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
W R P Dalton	22,704	–	–	22,704	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	30,273	–	–	30,273	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	36,000	–	–	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	36,000	–	–	36,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
D G Eldon	36,000	–	–	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	–	–	40,500[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
D J Flint	27,000	–	–	27,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	3,813	–	–	3,813[3]	4.5206	9 Apr 1997	1 Aug 2002	31 Jan 2003
S K Green............	24,216	–	24,216[5]	–	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	36,324	–	36,324[5]	–	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	45,000	–	45,000[5]	–	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	45,000	–	–	45,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	5,637[3]	–	5,637[6]	–	3.0590	3 Apr 1996	1 Aug 2001	31 Jan 2002
	–	2,498[3]	–	2,498	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
A W Jebson..........	15,000	–	15,000[7]	–	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	22,500	–	–	22,500[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	–	1,434[3]	–	1,434	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005
K R Whitson	37,839	–	37,839[8]	–	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	60,000	–	60,000[8]	–	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	60,000	–	–	60,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.*
3 *Options awarded under the HSBC Holdings Savings-Related Share Option Plan.*
4 *Options awarded under the HSBC Holdings Group Share Option Plan.*
5 *At the date of exercise, 1 March 2001, the market value per share was £9.04.*
6 *At the date of exercise, 23 August 2001, the market value per share was £8.13.*
7 *At the date of exercise, 16 August 2001, the market value per share was £8.30.*
8 *At the date of exercise, 14 March 2001, the market value per share was £8.22.*

Upon acquisition of CCF in 2000, HSBC Holdings ordinary shares of US$0.50 each were purchased by the HSBC Holdings General Employee Benefit Trust. These shares may be exchanged for CCF shares upon the exercise of CCF employee share options in the same ratio as the Exchange Offer for CCF (13 HSBC Holdings ordinary shares of US$0.50 for each CCF share). As a potential beneficiary of the Trust, C F W de Croisset has a technical interest in all of the shares held by the Trust. At 31 December 2001, the Trust held 38,788,413 HSBC Holdings plc ordinary shares of US$0.50 each.

At 31 December 2001, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. There are no performance criteria conditional upon which the outstanding options are exercisable.

CCF shares of €5 each

Options held at 1 January 2001	*Exercise price per share(€)*	*Options held at 31 December 2001*	*Equivalent HSBC Holdings ordinary shares of US$0.50 each at 31 December 2001*	*Date of award*	*Exercisable from*	*Exercisable until*
10,000	32.78	10,000	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000	390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000	390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000	390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000	390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000	364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000[1]	364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

1 *The exercise of this option was conditional upon continued employment with CCF until 1 January 2002 which has now been satisfied.*

No options over CCF shares of €5 each were awarded to or exercised by C F W de Croisset during the year.

At 31 December 2001, executive Directors and Senior Management held, in aggregate, options to subscribe for 1,866,530 ordinary shares of US$0.50 each in HSBC Holdings under the HSBC Holdings Executive Share Option Scheme, HSBC Holdings Group Share Option Plan and HSBC Holdings savings-related share option plans. These options are exercisable between 2002 and 2011 at prices ranging from £2.1727 to £8.712.

Report of the Directors (continued)

Restricted Share Plan

HSBC Holdings ordinary shares of US$0.50

	Awards held at 1 January 2001	Awards made during year	Monetary value of awards made during year (£000)	Awards vested during year[1]	Monetary value of awards vested during year[1] (£000)	Awards held at 31 December 2001[2]	Date of award	Year in which awards may vest
Sir John Bond	25,921	–	–	12,961	107	–	14 Mar 1997	–
	27,397	–	–	–	–	28,501	2 Mar 1998	2002 or 2003
	53,210	–	–	–	–	55,353	4 Mar 1999	2004
	78,624	–	–	–	–	81,791	10 Mar 2000	2005
	–	73,683	700	–	–	76,651	12 Mar 2001	2006
W R P Dalton.....	16,211	–	–	8,106	67	–	14 Mar 1997	–
	18,267	–	–	–	–	19,003	2 Mar 1998	2002 or 2003
	31,039	–	–	–	–	32,290	4 Mar 1999	2004
	35,739	–	–	–	–	37,178	10 Mar 2000	2005
	–	42,105	400	–	–	43,801	12 Mar 2001	2006
D G Eldon..........	19,453	–	–	9,727	80	–	14 Mar 1997	–
	21,917	–	–	–	–	22,799	2 Mar 1998	2002 or 2003
	31,039	–	–	–	–	32,290	4 Mar 1999	2004
	6,805	–	–	–	–	7,079[3]	3 Apr 2000	2003
	35,739	–	–	–	–	37,178	10 Mar 2000	2005
	–	42,105	400	–	–	43,801	12 Mar 2001	2006
	–	6,353	59	–	–	6,454[4]	30 Apr 2001	2004
D J Flint............	16,211	–	–	8,106	67	–	14 Mar 1997	–
	18,267	–	–	–	–	19,003	2 Mar 1998	2002 or 2003
	31,039	–	–	–	–	32,290	4 Mar 1999	2004
	32,164	–	–	–	–	33,460	10 Mar 2000	2005
	–	52,631	500	–	–	54,751	12 Mar 2001	2006
S K Green..........	19,453	–	–	9,727	80	–	14 Mar 1997	–
	21,917	–	–	–	–	22,799	2 Mar 1998	2002 or 2003
	31,039	–	–	–	–	32,290	4 Mar 1999	2004
	35,739	–	–	–	–	37,178	10 Mar 2000	2005
	–	73,683	700	–	–	76,651	12 Mar 2001	2006
A W Jebson.......	10,808	–	–	5,404	44	–	14 Mar 1997	–
	9,134	–	–	–	–	9,502	2 Mar 1998	2002 or 2003
	26,605	–	–	–	–	27,677	4 Mar 1999	2004
	28,590	–	–	–	–	29,742	10 Mar 2000	2005
	–	63,157	600	–	–	65,701	12 Mar 2001	2006
K R Whitson	19,453	–	–	9,727	80	–	14 Mar 1997	–
	21,917	–	–	–	–	22,799	2 Mar 1998	2002 or 2003
	44,342	–	–	–	–	46,128	4 Mar 1999	2004
	50,034	–	–	–	–	52,049	10 Mar 2000	2005
	–	57,894	550	–	–	60,226	12 Mar 2001	2006

Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the 1998, 1999 and 2000 Annual Report and Accounts *being satisfied.*

1 *Based on performance over the four-year period to 31 December 2000, 50 per cent of share awards vested and 50 per cent were forfeited. At the date of vesting, 14 March 2001, the market value per share was £8.22. The market value per share (adjusted for the share capital reorganisation implemented on 2 July 1999) on 14 March 1997, the date of award, was £5.28.*

2 *Includes additional shares arising from scrip dividends.*

3 *50 per cent of D G Eldon's 1999 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

4 *50 per cent of D G Eldon's 2000 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

Save as stated above, none of the Directors had an interest in any shares or debentures of any Group company at the beginning or at the end of the year and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the year. No options held by Directors lapsed during the year.

Subsequent to the end of the year, the beneficial interests of each of Sir John Bond, W R P Dalton, D J Flint, S K Green and K R Whitson increased following the acquisition by Computershare Trustee Limited of 31 HSBC Holdings ordinary shares of US$0.50 each through contributions to the HSBC UK Share Ownership Plan. There have been no other changes in Directors' interests from 31 December 2001 to the date of this Report. Any subsequent changes up to the last practicable date before the publication of the 'Notice of Annual General Meeting' will be set out in the notes to that Notice.

At 31 December 2001, Directors and Senior Management held, in aggregate, beneficial interests in 10,209,572 HSBC Holdings ordinary shares of US$0.50 each (0.11 per cent of the issued ordinary shares).

Employees' emoluments

Set out below is information in respect of the five individuals, who are not Directors of HSBC Holdings, whose emoluments (excluding commissions or bonuses related to the revenue or profits generated by employees individually or collectively with others engaged in similar activities) were the highest in HSBC for the year ended 31 December 2001.

	£000
Basic salaries, allowances and benefits in kind	1,108
Pension contributions	64
Bonuses paid or receivable	16,550
Compensation for loss of office	
– contractual	13,330
– other	–
Total (£)	31,052
Total (US$)	44,704

Their emoluments are within the following bands:

	Number of Employees
£4,300,001 – £4,400,000	1
£5,600,001 – £5,700,000	1
£6,000,001 – £6,100,000	1
£7,400,001 – £7,500,000	1
£7,500,001 – £7,600,000	1

Employee involvement

HSBC Holdings continues to regard communication with its employees as a key aspect of its policies. Information is given to employees about employment matters and about the financial and economic factors affecting HSBC's performance through management channels, in-house magazines and by way of attendance at internal seminars and training programmes. Employees are encouraged to discuss operational and strategic issues with their line management and to make suggestions aimed at improving performance. The involvement of employees in the performance of HSBC is further encouraged through participation in bonus and share option plans as appropriate.

About half of all HSBC employees now participate in one or more of HSBC's employee share plans.

Employment of disabled persons

HSBC Holdings continues to be committed to providing equal opportunities to employees. The employment of disabled persons is included in this commitment and the recruitment, training, career development and promotion of disabled persons is based on the aptitudes and abilities of the individual. Should employees become disabled during employment, every effort would be made to continue their employment and, if necessary, appropriate training would be provided.

Supplier Payment Policy

HSBC Holdings subscribes to the Better Payment Practice Code for all suppliers, the four principles of which are: to agree payment terms at the outset and stick to them; to explain payment procedures to suppliers; to pay bills in accordance with any contract agreed with the supplier or as required by law; and to tell suppliers without delay when an invoice is contested and settle disputes quickly. Copies of, and information about, the Code are available from: The Department of Trade and Industry, No. 1 Victoria Street, London SW1 0ET.

It is HSBC Holdings' practice to organise payment to its suppliers through a central accounts function operated by its subsidiary undertaking, HSBC Bank plc. Included in the balance with HSBC Bank plc is the amount due to trade creditors which, at 31 December 2001, represented 14 days' average daily purchases of goods and services received from such creditors, calculated in accordance with the Companies Act 1985, as amended by Statutory Instrument 1997/571.

Substantial interests in share capital

According to the register maintained under section 211 of the Companies Act 1985, the Hong Kong Special Administrative Region Government ('Hong Kong SAR Government') had an interest on 4 May 2001 in 374,358,891 HSBC Holdings ordinary shares of US$0.50, representing 4.01 per cent of the ordinary shares in issue at that date. In addition, the Hong Kong SAR Government had an interest in units in the Tracker Fund of Hong Kong ('TraHK'), which it holds with the intention of meeting its obligations to distribute loyalty bonus units to eligible investors under the terms of the Loyalty Bonus Scheme outlined in the prospectus for TraHK. As a consequence, the Hong Kong SAR Government has an undivided interest in all the ordinary shares of HSBC Holdings in TraHK's portfolio, but has no ability to exercise any voting rights in respect of those shares. To the best of the Hong Kong SAR Government's knowledge, TraHK's portfolio on 4 May 2001 held 87,439,636 HSBC Holdings ordinary shares, representing 0.94 per cent of the ordinary shares in issue at that date, giving the Hong Kong SAR Government a 4.95 per cent interest overall. The Hong Kong SAR Government first disclosed an interest in HSBC Holdings' ordinary shares under section 211 of the Companies Act 1985 on 1 September 1998, at which time it had an interest in 239,506,537 HSBC Holdings ordinary shares of HK$10 each, representing 13.23 per cent of the HK$10 ordinary shares in issue at that date.

No substantial interest, being 10 per cent or more, in any of the equity share capital is recorded in the register maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

Dealings in HSBC Holdings plc shares

Save for dealings by HSBC Investment Bank plc, trading as a intermediary in HSBC Holdings' shares in London, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the 12 months ended 31 December 2001.

Connected transactions

The following constituted connected transactions under the rules of The Stock Exchange of Hong Kong Limited.

In September 2001, HSBC CCF Asset Management Group SA, a subsidiary of HSBC Holdings, acquired 16.3 per cent of the capital of Sinopia Asset Management S.A. ('Sinopia') from three of its corporate directors for a consideration of €30.344 million, increasing HSBC Holdings' interest to 76.7 per cent. Other directors of Sinopia were able to participate in a cash public offer at the same price of €27.5 per share, which further increased HSBC Holdings' interest to 99.88 per cent.

In December 2001, CCF, a subsidiary of HSBC Holdings, acquired 25.1 per cent of the capital of Financière Groupe Dewaay S.A. from a corporate director for a consideration of €68.75 million, increasing HSBC Holdings' interest to 100 per cent.

HSBC in the Community

Since 1999 Lord Butler has, at the Board's request, taken a policy overview of *HSBC in the Community*, the principal objectives of which are to support primary and secondary education for the underprivileged and the Environment. In addition, Lord Butler is Chairman of the HSBC Education Trust, which began operation early in 2001.

Considerable progress continues to be made in these important areas.

On 21 February 2002, HSBC's five-year partnerships, called '*Investing in Nature*', with Botanic Gardens Conservation International, Earthwatch and WWF, were announced. *Investing in Nature* will breathe new life into rivers, protect endangered species, and fund conservation research and education around the world. HSBC has committed to providing US$50 million in funding over five years in supporting these partnerships.

Donations

During the year, HSBC made charitable donations totalling US$30,647,000. Of this amount, US$11,156,000 was given for charitable purposes in the United Kingdom.

No political donations were made during the year.

It is not proposed that HSBC's longstanding policy of not making contributions to any political party be changed but, as a precautionary measure in the light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, resolutions to permit HSBC Holdings and HSBC Bank plc to make political donations and incur political expenditure up to a maximum aggregate sum of £250,000 and £50,000 respectively will be proposed at the 2002 Annual General Meeting.

Annual General Meeting

The Annual General Meeting of HSBC Holdings will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 31 May 2002 at 11.00 am.

An informal meeting of shareholders will be held at Level 28, 1 Queen's Road Central, Hong Kong on Tuesday 28 May 2002 at 4.00 pm.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. From shortly after the conclusion of the Meeting until 30 June 2002 a recording of the proceedings will be available on www.hsbc.com.

Auditor

KPMG Audit Plc has expressed its willingness to continue in office and the Board recommends that it be reappointed. A resolution proposing the reappointment of KPMG Audit Plc as auditor of HSBC Holdings and giving authority to the Directors to determine its remuneration will be submitted to the forthcoming Annual General Meeting.

On behalf of the Board
R G Barber, *Secretary* 4 March 2002

Statement of Directors' Responsibilities in Relation to Financial Statements

The following statement, which should be read in conjunction with the Auditors' statement of their responsibilities set out in its report on page 159, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of HSBC Holdings plc together with its subsidiary undertakings as at the end of the financial year and of the profit or loss for the financial year. They are also required to present additional information for US shareholders. Accordingly, these financial statements are framed to meet both UK and US requirements, including those of the United States Securities and Exchange Commission, to give a consistent view to all shareholders. The Directors are required to prepare these financial statements on the going concern basis unless it is not appropriate. Since the Directors are satisfied that HSBC has the resources to continue in business for the foreseeable future, the financial statements continue to be prepared on the going concern basis. The Directors consider that in preparing the financial statements on pages 160 to 268, HSBC Holdings has used appropriate accounting policies, consistently applied, save as disclosed in the 'Notes on the Financial Statements', and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that HSBC Holdings keeps accounting records which disclose with reasonable accuracy the financial position of HSBC Holdings and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of HSBC and to prevent and detect fraud and other irregularities.

On behalf of the Board
R G Barber, *Secretary*

4 March 2002

Independent Auditors' Report to the Members of HSBC Holdings plc

We have audited the financial statements on pages 160 to 268.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and Annual Report on Form 20F. As described on page 158 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards; the Directors have also presented additional information under US requirements. Our responsibilities, as independent auditors, are established by statute in the United Kingdom, Auditing Standards generally accepted in the United Kingdom and the United States, the Listing Rules of the UK Financial Services Authority, the United States Securities and Exchange Commission and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if HSBC Holdings plc ('HSBC Holdings') has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding Directors' remuneration and transactions with HSBC Holdings together with its subsidiary undertakings ('HSBC') is not disclosed.

We review whether the statement on pages 139 to 141 reflects HSBC Holdings' compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of HSBC's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom and the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to HSBC's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit process provides a reasonable basis for our opinion.

United Kingdom opinion

In our opinion the financial statements give a true and fair view of the state of affairs of HSBC Holdings and HSBC as at 31 December 2001 and of the profit of HSBC for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HSBC and HSBC Holdings as at 31 December 2001 and 2000, and the results of HSBC's operations and cash flows for each of the years in the three-year period ended 31 December 2001, in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected HSBC's results of operations for each of the years in the three-year period ended 31 December 2001 and shareholders' equity as of 31 December 2001 and 2000 to the extent summarised in Note 50 of 'Notes on the Financial Statements'.

KPMG Audit Plc
Registered Auditor
Chartered Accountants, London

4 March 2002

Financial Statements

Consolidated profit and loss account for the year ended 31 December 2001

	Note	2001 US$m	2000 US$m	1999 US$m
Interest receivable				
– interest receivable and similar income arising from debt securities		**8,590**	7,458	4,373
– other interest receivable and similar income		**26,671**	30,288	24,831
Interest payable		**(20,536)**	(24,023)	(17,214)
Net interest income		**14,725**	13,723	11,990
Dividend income	3	**186**	197	157
Fees and commissions receivable		**8,756**	8,576	7,149
Fees and commissions payable		**(1,286)**	(1,265)	(1,132)
Dealing profits	4	**1,685**	1,626	1,299
Other operating income		**1,822**	1,716	1,539
Operating income	7	**25,888**	24,573	21,002
Administrative expenses	5,7	**(13,471)**	(12,496)	(10,350)
Depreciation and amortisation				
– tangible fixed assets	25	**(1,134)**	(1,081)	(963)
– goodwill	24	**(799)**	(510)	(36)
Operating profit before provisions		**10,484**	10,486	9,653
Provisions				
– provisions for bad and doubtful debts	17	**(2,037)**	(932)	(2,073)
– provisions for contingent liabilities and commitments	32	**(649)**	(71)	(143)
Loss from foreign currency redenomination in Argentina	6	**(520)**	–	–
Amounts written off fixed asset investments		**(125)**	(36)	(28)
Operating profit		**7,153**	9,447	7,409
Share of operating loss in joint ventures		**(91)**	(51)	–
Share of operating profit in associates		**164**	75	123
Gains on disposal of				
– investments		**754**	302	450
– tangible fixed assets		**20**	2	–
Profit on ordinary activities before tax	7	**8,000**	9,775	7,982
Tax on profit on ordinary activities	8	**(1,574)**	(2,238)	(2,038)
Profit on ordinary activities after tax		**6,426**	7,537	5,944
Minority interests:				
– equity		**(579)**	(558)	(460)
– non-equity		**(441)**	(351)	(76)
Profit attributable to shareholders		**5,406**	6,628	5,408
Dividends	10	**(4,467)**	(4,010)	(2,872)
Retained profit for the period		**939**	2,618	2,536
		US$	US$	US$
Basic earnings per ordinary share	11	**0.59**	0.76	0.65
Diluted earnings per ordinary share	11	**0.58**	0.75	0.65
Cash earnings per ordinary share	11	**0.67**	0.81	0.66
Dividends per ordinary share	10	**0.480**	0.435	0.340

Movements in reserves are set out in Note 36.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheet at 31 December 2001

	Note	2001 US$m	2000 US$m
ASSETS			
Cash and balances at central banks		**6,185**	5,006
Items in the course of collection from other banks		**5,775**	6,668
Treasury bills and other eligible bills	*12*	**17,971**	23,131
Hong Kong SAR Government certificates of indebtedness	*13*	**8,637**	8,193
Loans and advances to banks	*15*	**104,641**	126,032
Loans and advances to customers	*16*	**308,649**	289,837
Debt securities	*19*	**160,579**	132,818
Equity shares	*20*	**8,057**	8,104
Interests in joint ventures : gross assets		**2,168**	2,242
: gross liabilities		**(1,876)**	(1,959)
	21	**292**	283
Interests in associates	*22*	**1,056**	1,085
Other participating interests	*23*	**120**	126
Intangible fixed assets	*24*	**14,581**	15,089
Tangible fixed assets	*25*	**13,521**	14,021
Other assets	*27*	**38,247**	35,562
Prepayments and accrued income		**7,566**	7,859
Total assets		**695,877**	673,814
LIABILITIES			
Hong Kong SAR currency notes in circulation	*13*	**8,637**	8,193
Deposits by banks	*28*	**53,640**	60,053
Customer accounts	*29*	**449,991**	427,069
Items in the course of transmission to other banks		**3,798**	4,475
Debt securities in issue	*30*	**27,098**	27,956
Other liabilities	*31*	**72,623**	63,114
Accruals and deferred income		**7,149**	9,270
Provisions for liabilities and charges	*32*		
– deferred taxation		**1,109**	1,251
– other provisions for liabilities and charges		**3,883**	3,332
Subordinated liabilities	*33*		
– undated loan capital		**3,479**	3,546
– dated loan capital		**12,001**	12,676
Minority interests			
– equity		**2,199**	2,138
– non-equity	*34*	**4,291**	5,171
Called up share capital	*35*	**4,678**	4,634
Share premium account	*36*	**3,373**	3,305
Other reserves	*36*	**8,770**	8,786
Revaluation reserves	*36*	**2,271**	2,611
Profit and loss account	*36*	**26,887**	26,234
Shareholders' funds		**45,979**	45,570
Total liabilities		**695,877**	673,814
MEMORANDUM ITEMS			
Contingent liabilities	*39*		
– acceptances and endorsements		**4,219**	5,160
– guarantees and assets pledged as collateral security		**39,817**	33,968
– other contingent liabilities		**9**	14
		44,045	39,142
Commitments	*39*	**198,459**	182,716

Sir John Bond, *Group Chairman.*

The accompanying notes are an integral part of the Consolidated Financial Statements.

Financial Statements (continued)

HSBC Holdings balance sheet at 31 December 2001

	Note	2001 US$m	2000 US$m
FIXED ASSETS			
Tangible assets	25	**7**	10
Investments	26		
– shares in HSBC undertakings		**49,353**	46,395
– loans to HSBC undertakings		**4,172**	5,406
– other investments other than loans		**441**	289
– own shares		**555**	564
		54,528	52,664
CURRENT ASSETS			
Debtors			
– money market deposits with HSBC undertakings		**2,685**	2,650
– other amounts owed by HSBC undertakings		**1,794**	1,090
– amounts owed by HSBC undertakings (falling due after more than 1 year)		**301**	90
– other debtors		**8**	33
		4,788	3,863
Cash at bank and in hand			
– balances with HSBC undertakings		**728**	751
		5,516	4,614
CREDITORS: amounts falling due within 1 year			
Amounts owed to HSBC undertakings		**(973)**	(1,714)
Other creditors		**(184)**	(216)
Subordinated liabilities	33	**(599)**	–
Proposed dividend	10	**(2,700)**	(2,627)
		(4,456)	(4,557)
NET CURRENT ASSETS		**1,060**	57
TOTAL ASSETS LESS CURRENT LIABILITIES		**55,588**	52,721
CREDITORS: amounts falling due after more than 1 year			
Subordinated liabilities			
– owed to third parties	33	**(2,221)**	(2,860)
– owed to HSBC undertakings		**(3,856)**	(3,903)
Amounts owed to HSBC undertakings		**(3,434)**	(215)
PROVISIONS FOR LIABILITIES AND CHARGES			
Deferred taxation	32	**(98)**	(173)
NET ASSETS		**45,979**	45,570
CAPITAL AND RESERVES			
Called up share capital	35	**4,678**	4,634
Share premium account	36	**3,373**	3,305
Revaluation reserve	36	**32,172**	31,652
Reserve in respect of obligations under CCF share options	36	**480**	496
Profit and loss account	36	**5,276**	5,483
		45,979	45,570

Sir John Bond, *Group Chairman.*

The accompanying notes are an integral part of the Financial Statements.

Statement of total consolidated recognised gains and losses for the year ended 31 December 2001

	2001 US$m	2000 US$m	1999 US$m
Profit for the financial year attributable to shareholders	**5,406**	6,628	5,408
Unrealised (deficit)/surplus on revaluation of investment properties:			
– subsidiaries	**(18)**	6	(45)
– associates	**(5)**	8	(1)
Unrealised (deficit)/surplus on revaluation of land and buildings (excluding investment properties):			
– subsidiaries	**(227)**	357	371
– associates	**–**	4	–
Exchange and other movements	**(1,242)**	(1,064)	(622)
Total recognised gains and losses for the year	**3,914**	5,939	5,111

Reconciliation of movements in consolidated shareholders' funds for the year ended 31 December 2001

	2001 US$m	2000 US$m	1999 US$m
Profit for the financial year attributable to shareholders	**5,406**	6,628	5,408
Dividends	**(4,467)**	(4,010)	(2,872)
	939	2,618	2,536
Other recognised gains and losses relating to the year	**(1,492)**	(689)	(297)
New share capital subscribed, net of costs	**112**	488	3,273
New share capital issued in connection with the acquisition of CCF	**–**	8,629	–
Reserve in respect of obligations under CCF share options	**(16)**	496	–
Amounts arising on shares issued in lieu of dividends	**866**	944	679
Capitalised reserves arising on issue of shares to a qualifying employee share ownership trust ('QUEST')	**–**	(324)	(185)
Net addition to shareholders' funds	**409**	12,162	6,006
Shareholders' funds at 1 January	**45,570**	33,408	27,402
Shareholders' funds at 31 December	**45,979**	45,570	33,408

No note of historical cost profits and losses has been presented as there is no material difference between HSBC's results as disclosed in the consolidated profit and loss account and the results on an unmodified historical cost basis.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Financial Statements (continued)

Consolidated cash flow statement for the year ended 31 December 2001

	Note	2001 US$m	2000 US$m	1999 US$m
Net cash inflow from operating activities	41	**12,915**	15,223	21,544
Dividends received from associates		**113**	88	86
Returns on investments and servicing of finance:				
Interest paid on finance leases and similar hire purchase contracts		**(27)**	(26)	(25)
Interest paid on subordinated loan capital		**(1,116)**	(1,217)	(809)
Dividends paid to minority interests:				
– equity		**(472)**	(443)	(668)
– non-equity		**(599)**	(105)	(76)
Net cash (outflow) from returns on investments and servicing of finance		**(2,214)**	(1,791)	(1,578)
Taxation paid		**(2,106)**	(2,290)	(1,575)
Capital expenditure and financial investments:				
Purchase of investment securities		**(148,826)**	(175,176)	(108,376)
Proceeds from sale and maturities of investment securities		**145,361**	180,044	91,385
Purchase of tangible fixed assets		**(1,873)**	(1,663)	(1,169)
Proceeds from sale of tangible fixed assets		**557**	383	209
Net cash (outflow)/inflow from capital expenditure and financial investments		**(4,781)**	3,588	(17,951)
Acquisitions and disposals:				
Net cash (outflow)/inflow from acquisition of and increase in stake in subsidiary undertakings		**(834)**	687	725
Net cash inflow from disposal of subsidiary undertakings		**26**	333	–
Payment to Republic and Safra Republic shareholders		–	(9,733)	–
Purchase of interest in associated undertakings and other participating interests		**(154)**	(54)	(123)
Proceeds from disposal of associated undertakings and other participating interests		**79**	138	28
Net cash (outflow)/inflow from acquisitions and disposals		**(883)**	(8,629)	630
Equity dividends paid		**(3,528)**	(2,193)	(1,938)
Net cash (outflow)/inflow before financing		**(484)**	3,996	(782)
Financing:				
Issue of ordinary share capital		**112**	164	3,088
Issue of perpetual preferred securities		–	3,626	–
Own shares acquired by employee share ownership trust		–	(556)	–
Redemption of preference share capital		**(825)**	–	–
Subordinated loan capital issued		**456**	948	2,101
Subordinated loan capital repaid		**(965)**	(708)	(599)
Net cash (outflow)/inflow from financing	42	**(1,222)**	3,474	4,590
(Decrease)/increase in cash	43	**(1,706)**	7,470	3,808

The accompanying notes are an integral part of the Consolidated Financial Statements

Notes on the Financial Statements

1 Basis of preparation

(a) The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain investments and land and buildings, and in accordance with applicable accounting standards.

The consolidated financial statements are prepared in accordance with the special provisions of Part VII Chapter II of the UK Companies Act 1985 ('the Act') relating to banking groups. The consolidated financial statements comply with Schedule 9 and the financial statements of HSBC Holdings comply with Schedule 4 to the Act.

As permitted by Section 230 of the Act, no profit and loss account is presented for HSBC Holdings.

HSBC has adopted the provisions of the UK Financial Reporting Standard ('FRS') FRS 18 'Accounting Policies', and the transitional arrangements of FRS 17 'Retirement benefits', which require additional disclosures only. The accounts have been prepared in accordance with the Statements of Recommended Accounting Practice ('SORPs') issued by the British Bankers' Association ('BBA') and Irish Bankers' Federation ('IBF') and with the SORP 'Accounting issues in the asset finance and leasing industry' issued by the Finance & Leasing Association ('FLA').

The SORP issued by the Association of British Insurers ('ABI') 'Accounting for insurance business' does not address the present valuation of internally generated long-term assurance business. HSBC is primarily a banking group, rather than an insurance group, and, consistent with other banking groups preparing consolidated financial statements complying with Schedule 9 to the Act, values its long-term assurance businesses using the Embedded Value method. This method includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds.

(b) The preparation of financial information requires the use of estimates and assumptions about future conditions. This is particularly so in the development of provisions for bad and doubtful debts. Making reliable estimates of the ability of customers and other counterparties to repay is often difficult even in periods of economic stability and becomes more difficult in periods of economic volatility such as exists in several of HSBC's markets. Therefore, while management believes it has employed all available information to estimate adequate allowances for all identifiable risks in the current portfolios, there can be no assurance that the provisions for bad and doubtful debts or other provisions will prove adequate for all losses ultimately realised.

(c) The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiary undertakings. Financial statements of subsidiary undertakings are made up to 31 December. In the case of the principal banking and insurance subsidiaries of HSBC Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations, HSBC uses audited interim financial statements, drawn up to 31 December annually. The consolidated financial statements include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than six months prior to 31 December.

All significant intra-HSBC transactions are eliminated on consolidation.

(d) HSBC's financial statements are prepared in accordance with UK generally accepted accounting principles ('UK GAAP'), which differ in certain respects from US generally accepted accounting principles ('US GAAP'). For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation to US GAAP of certain amounts see Note 50. In addition, certain disclosures in the Notes on the Financial Statements have been made to comply with US reporting requirements.

2 Principal accounting policies

(a) *Income recognition*

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (Note 2 (b)).

Fee and commission income is accounted for in the period when receivable, except where it is charged to cover

Notes on the Financial Statements (continued)

the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

(b) *Loans and advances and doubtful debts*

It is HSBC's policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis.

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest will be suspended (see below) and a specific provision raised if required.

However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

- where cash collateral is held covering the total of principal and interest due and the right of set-off is legally sound; or
- where the value of net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed on a case by case basis. The amount of specific provision raised is HSBC's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of HSBC's other commitments to the same customer;
- the realisable value of any security for the loan;
- the costs associated with obtaining repayment and realisation of the security; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on this basis are credit cards and other consumer lending products.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires operating companies to maintain a general provision which is determined taking into account the structure and risk characteristics of each company's loan portfolio. Historical levels of latent risk are regularly reviewed by each operating company to determine that the level of general provisioning continues to be appropriate. Where entities operate in a significantly higher risk environment, an increased level of general provisioning will apply taking into account local market conditions and economic and political factors. General provisions are deducted from loans and advances to customers in the balance sheet.

Loans on which interest is being suspended

Provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer's account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet which is netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

(c) *Treasury bills, debt securities and equity shares*

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value.

Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the maturity is at the borrowers' option within a specified range of years, the maturity date which gives the more conservative result is adopted. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in 'Interest receivable'. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investments'.

Debt securities held for the purpose of hedging are valued on the same basis as the liabilities which are being hedged.

Other treasury bills, debt securities, equity shares and short positions in securities are included in the balance sheet at market value. Changes in the market value of such assets and liabilities are recognised in the profit and loss account as 'Dealing profits' as they arise. For liquid portfolios market values are determined by reference to independently sourced mid-market prices. In certain less liquid portfolios securities are valued by reference to bid or offer prices as appropriate. Where independent prices are not available, market values may be determined by discounting the expected future cash flows using an appropriate interest rate adjusted for the credit risk of the counterparty. In addition, adjustments are made for illiquid positions where appropriate.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain on the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised on the balance sheet and the consideration paid is recorded in 'Loans and advances to banks' or 'Loans and advances to customers'.

Notes on the Financial Statements (continued)

(d) *Subsidiary undertakings, joint ventures, associates and other participating interests*

(i) HSBC Holdings' investments in subsidiary undertakings are stated at net asset values, including attributable goodwill. Changes in net assets of subsidiary undertakings are accounted for as movements in the revaluation reserve.

(ii) Interests in joint ventures are stated at HSBC's share of gross assets, including attributable goodwill, less HSBC's share of gross liabilities.

(iii) Interests in associates are stated at HSBC's share of net assets, including attributable goodwill.

(iv) Other participating interests are investments in the shares of undertakings which are held on a long-term basis for the purpose of securing a contribution to HSBC's business, other than subsidiary undertakings, joint ventures or associates. Other participating interests are stated at cost less any permanent diminution in value.

(v) Goodwill arises on the acquisition of subsidiary undertakings, joint ventures or associates when the cost of acquisition exceeds the fair value of HSBC's share of separable net assets acquired. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in 'Intangible fixed assets' in respect of subsidiary undertakings, in 'Interests in joint ventures' in respect of joint ventures and in 'Interests in associates' in respect of associates. Capitalised goodwill is amortised over its estimated life on a straight-line basis. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition. Capitalised goodwill is tested for impairment when necessary by comparing the present value of the expected future cash flows from an entity with the carrying value of its net assets, including attributable goodwill.

At the date of disposal of subsidiary undertakings, joint ventures or associates, any unamortised goodwill or goodwill charged directly to reserves is included in HSBC's share of net assets of the undertaking in the calculation of the gain or loss on disposal of the undertaking.

(e) *Tangible fixed assets*

(i) Land and buildings are stated at valuation or cost less depreciation calculated to write off the assets over their estimated useful lives as follows:

- freehold land and land held on leases with more than 50 years to expiry are not depreciated;
- land held on leases with 50 years or less to expiry is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated on cost or valuation at the greater of 2% per annum on the straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

(ii) Equipment, fixtures and fittings are stated at cost less depreciation calculated on the straight-line basis to write off the assets over their estimated useful lives, which are generally between 5 years and 20 years.

(iii) HSBC holds certain properties as investments. No depreciation is provided in respect of such properties other than leaseholds with 20 years or less to expiry. Investment properties are included in the balance sheet at their open market value and the aggregate surplus or deficit, where material, is transferred to the investment property revaluation reserve.

(f) *Finance and operating leases*

(i) Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in 'Loans and advances to banks' or 'Loans and advances to customers'. Finance charges receivable are recognised over the periods of the leases so as to give a constant rate of return on the net cash investment in the leases, taking into account tax payments and receipts associated with the leases.

(ii) Where HSBC is a lessee under finance leases the leased assets are capitalised and included in 'Equipment, fixtures and fittings' and the corresponding liability to the lessor is included in 'Other liabilities'. Finance charges payable are recognised over the periods of the leases based on the interest rates implicit in the leases.

(iii) All other leases are classified as operating leases and, where HSBC is the lessor, are included in 'Tangible fixed assets'. The residual values of equipment on operating leases are regularly monitored. Provision is made to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Rentals payable and receivable under operating leases are accounted for on the straight-line basis over the periods of the leases and are included in 'Administrative expenses' and 'Other operating income' respectively.

(g) *Deferred taxation*

Deferred taxation is provided on timing differences, using the liability method, between the accounting and taxation treatment of income and expenditure. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise.

(h) *Pension and other post-retirement benefits*

HSBC operates a number of pension and other post-retirement benefit schemes throughout the world.

For UK defined benefit schemes annual contributions are made, on the advice of qualified actuaries, for funding of retirement benefits in order to build up reserves for each scheme member during the employee's working life and used to pay a pension to the employee or dependant after retirement. The costs of providing these benefits are charged to the profit and loss account on a regular basis.

Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and custom. The pension cost of the major overseas schemes is assessed in accordance with the advice of qualified actuaries so as to recognise the cost of pensions on a systematic basis over employees' service lives.

Since 1 January 1993, the cost of providing post-retirement health-care benefits, which is assessed in accordance with the advice of qualified actuaries, has been recognised on a systematic basis over employees' service lives. At 1 January 1993, there was an accumulated obligation in respect of these benefits relating to current and retired employees which is being charged to the profit and loss account in equal instalments over 20 years.

(i) *Foreign currencies*

(i) Assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange ruling at the year-end. The results of branches, subsidiary undertakings, joint ventures and associates not reporting in US dollars are translated into US dollars at the average rates of exchange for the year. Further information on the translation of assets and liabilities in Argentina is set out in Note 6.

(ii) Exchange differences arising from the retranslation of opening foreign currency net investments and the related cost of hedging and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in reserves.

(iii) Other exchange differences are recognised in the profit and loss account.

(j) *Off-balance-sheet financial instruments*

Off-balance-sheet financial instruments arise from futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off

Notes on the Financial Statements (continued)

exists. Mark-to-market assets and liabilities are presented gross, with netting shown separately.

Accounting for these instruments is dependent upon whether the transactions are undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions include transactions undertaken for market-making, to service customers' needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are marked-to-market value and the net present value of any gain or loss arising is recognised in the profit and loss account as 'Dealing profits', after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance-sheet trading transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily quoted prices, which predominantly relates to over the counter transactions, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

Assets, including gains, resulting from off-balance-sheet exchange rate, interest rate and equities contracts which are marked-to-market are included in 'Other assets'. Liabilities, including losses, resulting from such contracts, are included in 'Other liabilities'.

Non-trading transactions

Non-trading transactions are those which are held for hedging purposes as part of HSBC's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accruals based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within 'Dealing profits'.

(k) *Long-term assurance business*

The value placed on HSBC's interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in 'Other assets'.

Changes in the value placed on HSBC's interest in long-term assurance business are calculated on a post-tax basis and reported in the profit and loss account as part of 'Other operating income' after adjusting for taxation.

Long-term assurance assets and liabilities attributable to policyholders are recognised in HSBC's accounts in 'Other assets' and 'Other liabilities'.

3 Dividend income

	2001	2000	1999
	US$m	US$m	US$m
Income from equity shares	**184**	195	145
Income from participating interests other than joint ventures and associates	**2**	2	12
	186	197	157

4 Analysis of income from dealing in financial instruments

	2001			2000			1999		
	Dealing profits	Dividend and net interest income	Total	Dealing profits	Dividend and net interest income	Total	Dealing profits	Dividend and net interest income	Total
	US$m	**US$m**	**US$m**	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	**1,120**	**1**	**1,121**	965	18	983	797	21	818
Interest rate derivatives	**159**	**20**	**179**	57	16	73	67	7	74
Debt securities	**311**	**174**	**485**	281	161	442	197	81	278
Equities and other trading	**95**	**75**	**170**	323	52	375	238	66	304
	1,685	**270**	**1,955**	1,626	247	1,873	1,299	175	1,474

5 Administrative expenses

(a)

	2001	2000	1999
	US$m	US$m	US$m
Staff costs			
– wages and salaries	**7,329**	7,139	5,845
– social security costs	**613**	454	355
– other pension costs (Note 5(b) below)	**611**	464	492
	8,553	8,057	6,692
Premises and equipment (excluding depreciation)	**1,639**	1,480	1,329
Other administrative expenses	**3,279**	2,959	2,329
	13,471	12,496	10,350

Notes on the Financial Statements (continued)

The average number of persons employed by HSBC during the year was made up as follows:

	2001 Number	2000 Number	1999 Number
Europe	**77,435**	68,208	58,164
Hong Kong	**25,081**	24,446	24,391
Rest of Asia-Pacific	**25,142**	22,020	20,936
North America	**20,363**	20,737	16,070
Latin America	**28,661**	27,217	27,336
	176,682	162,628	146,897

(b) *Retirement benefits*

HSBC has continued to account for pensions in accordance with Statement of Standard Accounting Practice ('SSAP') 24 'Accounting for pension costs' and the disclosures given in (i) are those required by that standard. FRS 17 'Retirement benefits' was issued in November 2000 but will not be mandatory for HSBC until the year ended 31 December 2003. Prior to this, phased transitional disclosures are required from 31 December 2001. These disclosures, to the extent not given in (i), are set out in (ii).

(i) *HSBC Pension Schemes*

HSBC operates some 144 pension schemes throughout the world, covering 92% of HSBC's employees, with a total pension cost (including healthcare benefits) of US$611 million (2000: US$464 million; 1999: US$492 million;), of which US$371 million (2000: US$235 million; 1999: US$223 million) relates to overseas schemes. Of the overseas schemes, US$48 million (2000: US$49 million; 1999:US$25 million) has been determined in accordance with best practice and regulations in the United States and Canada.

The majority of the schemes are funded defined benefit schemes, which cover 51% of HSBC's employees, with assets, in the case of most of the larger schemes, held in trust or similar funds separate from HSBC. The pension cost relating to these schemes was US$428 million (2000: US$341 million; 1999: US$368 million) which is assessed in accordance with the advice of qualified actuaries. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. The actuarial assumptions used to calculate the projected benefit obligations of HSBC's pension schemes vary according to the economic conditions of the countries in which they are situated.

In the United Kingdom, the HSBC Bank (UK) Pension Scheme covers employees of HSBC Bank plc and certain other employees of HSBC. This scheme comprises a funded defined benefit scheme ('the principal scheme') and a defined contribution scheme which was established on 1 July 1996 for new employees. The latest valuation of the principal scheme was made at 31 December 1999 by C G Singer, Fellow of the Institute of Actuaries, of Watson Wyatt Partners. At that date, the market value of the principal scheme's assets was US$10,888 million. The actuarial value of the assets represented 104% of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting surplus amounted to US$346 million. The method adopted for this valuation was the projected unit method and the main assumptions used were a long-term investment return of 6.85% per annum, salary increases of 4.0% per annum, equity dividend increases and rental growth of 3.5% per annum, and post-retirement pension increases of 2.5% per annum.

In consultation with the actuary, the surplus has been used to reduce the employers' long-term contribution rate of 19.9% to 16.9% of pensionable salaries (1999: 16.1%). This is based on spreading the surplus over the expected future working lifetime of current members (13 years). However, in view of the volatility experienced in investment markets, HSBC is reviewing its funding plan in consultation with the independent Scheme Actuary. The next actuarial valuation is due as at 31 December 2002.

In Hong Kong, the HSBC Group Hong Kong Local Staff Retirement Benefit Scheme covers employees of The Hongkong and Shanghai Banking Corporation Limited and certain other employees of HSBC. The scheme comprises a funded defined benefit scheme and a defined contribution scheme. The latter was established on 1 January 1999 for new employees. The latest valuation of the defined benefit scheme was made at 31 December 2001 and was performed by E Chiu, Fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Limited, a subsidiary of HSBC Holdings. At that date, the market value of the defined benefit scheme's assets was US$815 million. On an ongoing basis, the actuarial value of the scheme's assets represented 112% of the benefits accrued to members, after allowing for expected future increases in salaries, and the resulting surplus amounted to US$90 million. On a wind-up basis, the actuarial value of the scheme's assets represents 120% of the members' vested benefits, based on current salaries, and the resulting surplus amounted to US$135 million. The actuarial method used was the projected unit credit method and the main assumptions used in this valuation were a long-term investment return of 7% per annum and salary increases of 6% per annum.

In the United States, the HSBC Bank USA Pension Plan (the 'principal scheme') covers employees of HSBC Bank USA and certain other employees of HSBC. The latest valuation of the principal scheme was made at 1 January 2001 by R G Gendron and K G Leister, Fellows of the Society of Actuaries, of Hewitt Associates LLC. At that date, the market value of the principal scheme's assets was US$850 million. The actuarial value of the assets represented 117% of the benefits accrued to members, after allowing for expected future increases in earnings, and the resulting surplus amounted to US$122 million. The method employed for this valuation was the projected unit credit method and the main assumptions used were a discount rate of 7.75% per annum and average salary increases of 5.15% per annum.

The HSBC Bank (UK) Pension Scheme, The HSBC Group Hong Kong Local Staff Retirement Benefits Scheme and the HSBC Bank USA Pension Plan cover 42% (2000: 45%, 1999: 46%) of HSBC's employees.

The pension cost for defined contribution schemes, which cover 41% (2000: 24%; 1999: 26%) of HSBC's employees, was US$144 million (2000: US$81 million; 1999: US$87 million).

(ii) *FRS 17 Retirement Benefits*

At 31 December 2001 the assumptions used to calculate scheme liabilities for HSBC's main defined benefit pension schemes under FRS 17 are:

	Discount rate	*Inflation assumption*	*Rate of increase for pensions in payment and deferred pension*	*Rate of pay increase*
	%	%	%	%
United Kingdom	**5.9**	**2.5**	**2.5**	**3.75**
Hong Kong	**6.5**	**4.0**	**N/A**	**6.0**
United States	**7.25**	**2.75**	**N/A**	**4.0**
Jersey	**5.9**	**2.5**	**2.5**	**4.25**
Brazil	**10.25**	**5.0**	**5.0**	**6.05**
France	**5.5**	**2.0**	**2.0**	**3.5**
Other	**4.5-6.25**	**1.5-2.0**	**1.5-2.0**	**2.5-3.5**

Notes on the Financial Statements (continued)

The assets in the defined benefit schemes and the expected rates of return are:

	HSBC Bank (UK) Pension Scheme		*Other Schemes*	
	Expected rate of return at 31 December 2001	Value at 31 December 2001	Expected rate of return at 31 December 2001	Value at 31 December 2001
	%	US$m	%	US$m
Equities	7.5	7,451	9.7	1,652
Bonds	5.1	1,329	6.0	1,212
Other	4.0	865	3.4	221
Total market value of assets		9,645		3,085
Present value of scheme liabilities		(10,736)		(3,739)
Deficit in the schemes		(1,091)		(654)*
Related deferred tax asset		327		166
Net pension liability		(764)		(488)
Less: net amounts provided in the balance sheet for unfunded schemes.				356
Net unprovided pension liability				(132)

* *Of the deficit in other schemes, US$738 million relates to schemes in deficit and US$84 million relates to schemes in surplus. Of the schemes in deficit, US$565 million relates to unfunded pension schemes in respect of which a provision, net of deferred tax, of US$356 million has been made. In relation to main schemes, there is a surplus of US$17 million in HSBC Group Hong Kong Local Staff Retirement Benefit Scheme and a deficit of US$48 million in HSBC Bank USA Pension Plan.*

The net pension liability will have a consequent effect on reserves when FRS17 is fully implemented.

HSBC Bank (UK) Pension Scheme

HSBC notes that the shortfall of assets represents 10 per cent of the value of the pension liabilities assessed by reference to the assumptions adopted for FRS 17 purposes. If the rate of return of the assets of the Scheme is around 0.6 per cent per annum above the assumed discount rate, that is the yield on a corporate bond rated AA, over the remaining lifetime of the Scheme, the shortfall revealed at 31 December 2001 will be removed by the asset outperformance. HSBC considers that, bearing in mind the investment policy being followed, this represents a relatively modest level of outperformance over the long-term. The funding policy for the Scheme is reviewed on a systematic basis in consultation with the independent Scheme Actuary in order to ensure that the funding contributions from the sponsoring employers are appropriate to meet the liabilities of the Scheme over the long-term. The current statutory minimum funding level is comfortably over 100%.

Most of the employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme. HSBC Holdings is unable to identify its share of the underlying assets and liabilities of this scheme attributable to its employees.

(iii) *Post-retirement healthcare benefits*

HSBC also provides post-retirement healthcare benefits under schemes, mainly in the United Kingdom and also in the United States, Canada and Brazil. The charge relating to these schemes, which are unfunded, is US$39 million for the year (2000: US$42 million; 1999: US$37 million). The latest full actuarial valuations of the liability were carried out at dates between 31 December 1999 and 31 December 2001 by independent qualified actuaries and have been updated to 31 December 2001 as necessary. This actuarial review (in accordance with FRS17) estimated the present value of the accumulated post-retirement benefit obligation at US$404 million (2000: US$411 million; 1999: US$379 million), of which US$269 million (2000: US$253 million; 1999: US$232 million) has been provided. The actuarial assumptions used to estimate this obligation vary according to the claims experience and economic conditions of the countries in which the schemes are situated. For the UK schemes, the main financial assumptions used at 31 December 2001 were price inflation of 2.5% per annum, health-care claims cost escalation of 7.5% per annum and a discount rate of 5.9% per annum. Under FRS 17, the deferred tax asset related to the unprovided liability of US$135 million would be US$47 million.

(c) *Directors' emoluments*

The aggregate emoluments of the Directors of HSBC Holdings, computed in accordance with Part I of Schedule 6 of the Act were:

	2001	2000	1999
	US$000	US$000	US$000
Fees	**1,412**	1,362	1,076
Salaries and other emoluments	**7,445**	6,525	5,024
Discretionary bonuses	**3,861**	3,854	1,107
	12,718	11,741	7,207
Gains on the exercise of share options	**1,990**	4,187	460
Vesting of Restricted Share Plan awards	**756**	491	0

In addition, there were payments under retirement benefit agreements with former Directors of US$472,000 (2000: US$483,000; 1999: US$435,000). The provision as at 31 December 2001 in respect of unfunded pension obligations to former Directors amounted to US$6,281,000 (2000: US$6,535,000; 1999: US$5,627,000).

During the year, aggregate contributions to pension schemes in respect of Directors were US$1,462,000 (2000: US$798,000; 1999: US$402,000).

Discretionary bonuses for Directors are based on a combination of individual and corporate performance and are determined by the Remuneration Committee. The cost of the conditional awards under the Restricted Share Plan is recognised through an annual charge based on the likely level of vesting of shares, apportioned over the period of service to which the award relates.

Details of Directors' remuneration, share options and conditional awards under the Restricted Share Plan are included in the 'Report of the Directors' on pages 142 to 154.

(d) *Auditors' remuneration*

Auditors' remuneration amounted to US$24.3 million (2000: US$25.8 million; 1999: US$19.9 million). In addition, US$13.3 million (2000: US$15.0 million; 1999: US$17.7 million) was paid by HSBC companies to the HSBC Holdings' auditor and its associates for non-audit work analysed as follows:

Notes on the Financial Statements (continued)

	2001 US$m	2000 US$m	1999 US$m
Independent attestation			
Audit reports for US and other non-UK reporting	**0.2**	0.1	0.2
Review of information for publication including work in connection with securities issuance	**0.4**	0.5	0.2
Reviews and reporting under regulatory requirements (including interim profits review)	**5.0**	3.7	5.3
	5.6	4.3	5.7
Financial advice			
Acquisition due diligence	**0.6**	5.2	7.3
Group reorganisations	**0.6**	0.5	–
Taxation services	**2.1**	2.1	3.2
Financial systems	**0.8**	0.3	0.1
Consultancy services	**1.9**	0.8	0.5
Other	**1.7**	1.8	0.9
	7.7	10.7	12.0
Total non-audit fees paid to auditors	**13.3**	15.0	17.7

Of fees paid to auditors for non-audit work, US$0.4 million were capitalised (2000: US$4.8 million; 1999: US$0.7 million).

6 Loss from foreign currency redenomination in Argentina

A loss of US$520 million arose on the redenomination by the Argentine Government of certain in-country US dollar assets and liabilities into pesos at mandatory but different rates of exchange. In December 2001, the Argentine Government announced that it was considering removing the fixed exchange rate of parity between the peso and the US dollar. The banking system was then effectively closed as a number of different proposals for currency and monetary reform were considered and rejected. In early January 2002, the Argentine Government presented proposals for a redenomination of certain US dollar customer loans, restrictions on access to customer deposits and introduced a dual exchange rate system. The foreign exchange market officially reopened on 11 January 2002 and the free market exchange rate on that date (US dollar 1: Peso 1.65) has been taken as providing the most relevant evidence of the value of the peso at the year-end. The original proposals for pesification of customer loans were, however, modified and on 3 February 2002, the Argentine Government announced that all US dollar-denominated customer loans would be converted to pesos at par. In addition, US dollar-denominated Argentine Government obligations and customer deposits were to be converted to pesos at a rate of 1.40. The relevant in-country Argentine US dollar-denominated assets and liabilities have been translated into pesos using these exchange rates as they provide the most relevant evidence of the conditions existing at the year-end.

The overall loss arises from the asymmetric treatment of assets and liabilities within Argentina most notably because US dollar assets converted at par were funded by either US dollar-denominated domestic deposits which were translated to pesos at a rate of 1.40 or through external US dollar liabilities raised offshore. Encompassed within the aggregate loss on redenomination is the effective impairment of the Argentine Government US dollar obligations (including those exchanged for loans in November 2001) which were redenominated to pesos at a rate of 1.40.

7 Profit on ordinary activities before tax

(a) Profit on ordinary activities before tax is stated after:

	2001 US$m	2000 US$m	1999 US$m
(i) *Income*			
Aggregate rentals receivable, including capital repayments, under			
– finance leases and hire purchase contracts	**3,458**	2,956	3,260
– operating leases	**465**	481	511
Income from listed investments	**4,761**	4,534	2,187
Profits less losses on debt securities and equities dealing	**347**	456	442
Gains on disposal of investment securities	**475**	324	439
(ii) *Charges*			
Charges incurred with respect to subordinated liabilities	**1,074**	1,216	826
Finance charges in respect of finance leases and similar hire purchase contracts	**27**	26	26
Hire of plant and machinery	**90**	92	75
Rentals payable on premises held under operating leases	**516**	467	442

Gains on the disposal of investments and tangible fixed assets attracted a tax charge of US$114 million (2000: US$82 million;1999: US$93 million). Of the after-tax amount, US$18 million (2000: US$11 million; 1999: US$6 million) is attributable to minority interests.

8 Tax on profit on ordinary activities

The charge for taxation comprises:

	2001 US$m	2000 US$m	1999 US$m
United Kingdom corporation tax charge	**956**	1,826	883
Relief for overseas taxation	**(540)**	(970)	(287)
	416	856	596
Overseas taxation	**1,570**	1,468	1,313
Deferred taxation (Note 32)	**(425)**	(78)	129
	1,561	2,246	2,038
Joint ventures	**(13)**	(7)	–
Associates	**26**	(1)	–
	1,574	2,238	2,038

Notes on the Financial Statements (continued)

HSBC Holdings and its subsidiary undertakings in the United Kingdom provide for UK corporation tax at 30.0% (2000: 30.0%;1999: 30.25%). Overseas tax includes Hong Kong profits tax of US$450 million (2000: US$478 million; 1999: US$367 million). Subsidiary undertakings in Hong Kong provide for Hong Kong profits tax at the rate of 16.0% (2000: 16.0%; 1999: 16.0%) on the profits for the year assessable in Hong Kong. Other overseas subsidiary undertakings and overseas branches provide for taxation at the appropriate rates in the countries in which they operate. The tax charge in 2001 benefited from increased tax-free gains in Hong Kong, a material capital gain in the UK covered by previously unrecognised capital losses, prior year tax credits as a result of settlement of prior year computations, and the release of valuation reserves against a number of potential deferred tax assets in light of a demonstrated record of relevant tax capacity. Offsetting this, no tax relief was assumed in respect of the exceptional charges in respect of Argentina.

Analysis of overall tax charge:

	2001	2000	1999
	US$m	US$m	US$m
Taxation at UK corporate tax rate of 30.0% (2000: 30.0%, 1999: 30.25%)	**2,400**	2,932	2,415
Impact of differently taxed overseas profits in principal locations	**(616)**	(498)	(418)
Unrecognised/(previously unrecognised) tax benefits	**(499)**	(137)	35
Tax free gains	**(102)**	(15)	–
Argentine losses	**336**	–	–
Goodwill amortisation	**263**	172	11
Other items	**(208)**	(216)	(5)
Overall tax charge	**1,574**	2,238	2,038

9 Profit of HSBC Holdings

	2001	2000	1999
	US$m	US$m	US$m
Profit on ordinary activities before tax	**3,211**	4,224	2,478
Tax credit on profit on ordinary activities	**183**	227	87
Profit for the financial year attributable to shareholders	**3,394**	4,451	2,565

Profit on ordinary activities before tax includes dividend income from subsidiary undertakings for the years ended 31 December as follows:

	2001	2000	1999
	US$m	US$m	US$m
Bank	**2,156**	1,727	1,776
Non-bank	**1,251**	2,598	742

10 Dividends

	2001		2000		1999	
	US$ per share	**US$m**	US$ per share	US$m	US$ per share	US$m
First interim	**0.190**	**1,767**	0.150	1,383	0.133	1,118
Second interim	**0.290**	**2,700**	0.285	2,627	0.207	1,754
	0.480	**4,467**	0.435	4,010	0.340	2,872

Of the first interim dividend for 2001, US$129 million (2000: US$476 million; 1999: US$229 million) was settled by the issue of shares. Of the second interim dividend for 2000, US$737 million; (1999: US$468 million, 1998: US$450 million) was settled by the issue of shares in 2001.

11 Earnings per ordinary share

Basic earnings per ordinary share was calculated by dividing the earnings of US$5,406 million (2000: US$6,628 million; 1999: US$5,408 million) by the weighted average number of ordinary shares, excluding own shares held, outstanding in 2001 of 9,237 million (2000: 8,777 million; 1999: 8,296 million).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of dilutive potential ordinary shares (being share options outstanding not yet exercised) in 2001 of 9,336 million (2000: 8,865 million; 1999: 8,374 million).

The effect of dilutive share options on the weighted average number of ordinary shares in issue is as follows:

	Number of shares (millions)		
	2001	2000	1999
Average number of shares in issue	**9,237**	8,777	8,296
Savings-Related Share Option Plan	**46**	57	63
Executive Share Option Scheme	**4**	5	5
Restricted Share Plan	**27**	17	10
CCF share options	**22**	9	–
Average number of shares in issue assuming dilution	**9,336**	8,865	8,374

Of the total number of employee share options existing at year-end, the following were not included in the dilution calculation above because they were antidilutive:

	Number of shares (millions)		
	2001	2000	1999
Antidilutive share options	**–**	–	79

The cash earnings per share was calculated by dividing the basic earnings, after adding back the amortisation of goodwill, by the weighted average number of ordinary shares outstanding, excluding own shares held. The Directors consider that this supplementary figure provides a useful additional indication of performance.

	2001	2000	1999
	US$	US$	US$
Basic earnings per ordinary share	**0.59**	0.76	0.65
Adjustments:			
Amortisation of goodwill	**0.08**	0.05	0.01
Cash earnings per ordinary share	**0.67**	0.81	0.66

The impact in 2001 of the Princeton Note Matter, the loss from the foreign currency redenomination in Argentina and the additional general provision on Argentine risk was to reduce both basic and cash earnings per ordinary share by the following amounts:

	US$
Princeton Note Matter	**0.03**
Loss from foreign currency redenomination in Argentina	**0.06**
Additional general provision on Argentine risk	**0.06**

Notes on the Financial Statements (continued)

12 Treasury bills and other eligible bills

	2001	2000
	US$m	US$m
Treasury bills and similar securities	**17,180**	19,373
Other eligible bills	**791**	3,758
	17,971	23,131

Of the total treasury and other eligible bills, US$12,902 million (2000: US$15,862 million) are non-trading book items; these are mainly short-term in maturity and are analysed below.

Investment securities:

	Cost and book value
	US$m
At 1 January 2001	**15,862**
Additions	**53,392**
Acquisition of subsidiaries	**92**
Disposals and amounts repaid	**(56,293)**
Amortisation of discounts and premiums	**466**
Exchange and other movements	**(617)**
At 31 December 2001	**12,902**

The book value of treasury bills and other eligible bills, analysed by type of borrower, is as follows:

Available-for-sale

	2001	2000
	US$m	US$m
US Treasury and Government agencies	**2,303**	2,165
UK Government	**3,013**	2,716
Hong Kong SAR Government	**2,181**	2,007
Other governments	**4,907**	7,416
Corporate debt and other securities	**498**	1,558
	12,902	15,862

The following tables provide an analysis of gross unrealised gains and losses for available-for-sale treasury bills and other eligible bills:

	Carrying value	*Gross unrealised gains*	*Gross unrealised losses*	*Market valuation*
31 December 2001	US$m	US$m	US$m	US$m
US Treasury and Government agencies	**2,303**	**1**	–	**2,304**
UK Government	**3,013**	**6**	–	**3,019**
Hong Kong SAR Government	**2,181**	**2**	–	**2,183**
Other governments	**4,907**	**7**	**(3)**	**4,911**
Corporate debt and other securities	**498**	–	–	**498**
	12,902	**16**	**(3)**	**12,915**

	Carrying value	Gross unrealised gains	Gross unrealised losses	Market valuation
	US$m	US$m	US$m	US$m
31 December 2000				
US Treasury and Government agencies	2,165	1	–	2,166
UK Government	2,716	–	(15)	2,701
Hong Kong SAR Government	2,007	–	–	2,007
Other governments	7,416	13	(6)	7,423
Corporate debt and other securities	1,558	–	(24)	1,534
	15,862	14	(45)	15,831

The maturities of available-for-sale treasury bills and other eligible bills at 31 December 2001 are analysed as follows:

	Carrying value	Market valuation
	US$m	**US$m**
1 year or less	**12,652**	**12,663**
5 years or less but over 1 year	**225**	**225**
10 years or less but over 5 years	**25**	**27**
	12,902	**12,915**

The following table provides an analysis of contractual maturities and weighted average yields of available-for-sale treasury bills and other eligible bills as at 31 December 2001.

	Within one year		After one but within five years		After five but within ten years	
	Amount	Yield	Amount	Yield	Amount	Yield
	US$m	**%**	**US$m**	**%**	**US$m**	**%**
US Treasury and Government agencies	**2,282**	**1.7**	–	–	**21**	**9.5**
UK Government	**3,013**	**3.7**	–	–	–	–
Hong Kong SAR Government	**2,181**	**2.2**	–	–	–	–
Other governments	**4,693**	**2.5**	**210**	**8.1**	**4**	–
Corporate debt and other securities	**483**	**5.2**	**15**	**6.7**	–	–
	12,652		**225**		**25**	

13 Hong Kong SAR currency notes in circulation

The Hong Kong Special Administrative Region currency notes in circulation are secured by the deposit of funds in respect of which the Government of the Hong Kong Special Administrative Region certificates of indebtedness are held.

14 Credit risk management

HSBC's credit risk management process is discussed in the 'Financial Review' section in the paragraph headed 'Credit risk management' on pages 94 to 96.

Notes on the Financial Statements (continued)

15 Loans and advances to banks

	2001 US$m	2000 US$m
Remaining maturity:		
– repayable on demand	**16,039**	19,332
– 3 months or less but not repayable on demand	**72,785**	90,546
– 1 year or less but over 3 months	**13,530**	13,650
– 5 years or less but over 1 year	**1,849**	1,797
– over 5 years	**460**	737
Specific bad and doubtful debt provisions (Note 17)	**(22)**	(30)
	104,641	126,032
Amounts include:		
Due from joint ventures		
– unsubordinated	**8**	–
Due from associates		
– unsubordinated	**147**	66

16 Loans and advances to customers

	2001 US$m	2000 US$m
Remaining maturity:		
– repayable on demand or at short notice	**51,980**	45,726
– 3 months or less but not repayable on demand or at short notice	**61,851**	58,556
– 1 year or less but over 3 months	**37,886**	37,123
– 5 years or less but over 1 year	**82,811**	77,201
– over 5 years	**82,282**	79,398
General and specific bad and doubtful debt provisions (Note 17)	**(8,161)**	(8,167)
	308,649	289,837
Amounts include:		
Subordinated advances	**149**	170
Securitised advances not qualifying for linked presentation under FRS 5 'Reporting the Substance of Transactions'	**678**	1,835
Due from joint ventures		
– unsubordinated	**879**	85
Due from associates		
– subordinated	**10**	–
– unsubordinated	**215**	239

Securitisation transactions

Loans and advances to customers include balances that have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5.

The non-recourse finance has been netted against customer loans as follows:

	2001 US$m	2000 US$m
Customer loans	**1,865**	–
Non-recourse finance	**(1,659)**	–
Funding provided by HSBC	**206**	–

HSBC has securitised a designated portion of its corporate loan portfolio. The transaction was effected through a declaration of trust in favour of Clover Securitisation Limited. Clover Securitisation Limited holds its beneficial interest in the trust for Clover Funding No. 1 plc, Clover Funding No. 2 plc, Clover Funding No. 3 plc (collectively 'Clover Funding') and HSBC.

To fund the acquisition of this beneficial interest, Clover Funding has issued US$1,865 million floating rate notes ('FRN'). The offering circulars for the FRNs stated that they are the obligations of Clover Funding only and are not guaranteed by, or the responsibility of, any other party. A linked presentation has been adopted in accordance with FRS 5. Non-returnable proceeds of US$1,659 million received by HSBC from Clover Funding have been deducted from 'Loans and advances to customers'. Clover Securitisation Limited has entered into swap agreements with HSBC under which Clover Securitisation Limited pays the floating rate of interest on the loans and receives interest linked to 3 month LIBOR. The proceeds generated from the loans are used in priority to meet the claims of the FRN holders, and amounts payable in respect of the interest rate swap arrangements, after the payment of trustee and administration expenses.

There is no provision whatsoever, either in the financing arrangements or otherwise, whereby HSBC has a right or obligation either to keep the loans and advances on repayment of the finance or to repurchase them at any time other than in certain circumstances where HSBC is in breach of warranty.

HSBC is not obliged to support any losses that may be suffered by the FRN holders and does not intend to provide such support.

HSBC has taken up US$51 million of subordinated FRNs that are repayable after payments in respect of senior FRNs, and has made subordinated loans to Clover Funding that are repayable after all other payments. Interest is payable on the subordinated FRNs and subordinated loans conditional upon Clover Funding having funds available.

Clover Securitisation Limited's entire share capital is held by Clover Holdings Limited. Clover Funding's entire share capital is held by Clover Holdings Limited. Clover Holdings Limited's entire share capital is held by trustees under the terms of a trust for charitable purposes.

HSBC recognised net income of US$3 million, which comprised interest receivable of US$45 million and interest payable and other expenses US$42 million, in respect of Clover Funding during the year.

Notes on the Financial Statements (continued)

17 Provisions for bad and doubtful debts

	Provisions against advances			
	Specific	*General*	*Total*	*Suspended interest*
	US$m	**US$m**	**US$m**	**US$m**
At 1 January 2001	**6,095**	**2,102**	**8,197**	**1,016**
Amounts written off	**(2,178)**	**–**	**(2,178)**	**(437)**
Recoveries of advances written off in previous years	**285**	**–**	**285**	**–**
Charge to profit and loss account	**1,464**	**573***	**2,037**	**–**
Interest suspended during the year	**–**	**–**	**–**	**542**
Suspended interest recovered	**–**	**–**	**–**	**(228)**
Acquisition of subsidiaries	**–**	**7**	**7**	**–**
Exchange and other movements	**(144)**	**(21)**	**(165)**	**(32)**
At 31 December 2001	**5,522**	**2,661**	**8,183**	**861**
Included in:				
Loans and advances to banks (Note 15)			**22**	
Loans and advances to customers (Note 16)			**8,161**	
			8,183	

* *includes an additional general provision of US$600 million for Argentinian exposures.*

	Provisions against advances			
	Specific	*General*	*Total*	*Suspended Interest*
	US$m	US$m	US$m	US$m
At 1 January 2000	5,716	2,304	8,020	1,073
Amounts written off	(1,811)	–	(1,811)	(370)
Recoveries of advances written off in previous years	160	–	160	–
Charge/(credit) to profit and loss account	1,212	(280)	932	–
Interest suspended during the year	–	–	–	689
Suspended interest recovered	–	–	–	(291)
Acquisition of subsidiaries	941	146	1,087	2
Exchange and other movements	(123)	(68)	(191)	(87)
At 31 December 2000	6,095	2,102	8,197	1,016
Included in:				
Loans and advances to banks (Note 15)			30	
Loans and advances to customers (Note 16)			8,167	
			8,197	

	Provisions against advances			
	Specific	*General*	*Total*	*Suspended Interest*
	US$m	US$m	US$m	US$m
At 1 January 1999	4,639	2,019	6,658	768
Amounts written off	(1,186)	–	(1,186)	(162)
Recoveries of advances written off in previous years	165	–	165	–
Charge/(credit) to profit and loss account	2,120	(47)	2,073	–
Interest suspended during the year	–	–	–	723
Suspended interest recovered	–	–	–	(251)
Acquisition of subsidiaries	37	329	366	–
Exchange and other movements	(59)	3	(56)	(5)
At 31 December 1999	5,716	2,304	8,020	1,073
Included in:				
Loans and advances to banks			24	
Loans and advances to customers			7,996	
			8,020	

The total of customer advances, net of suspended interest, on which interest is being placed in suspense, is as follows:

	2001	2000	1999
	US$m	US$m	US$m
Gross	**6,022**	6,464	7,666
Net of specific provisions	**2,936**	2,964	3,571

Notes on the Financial Statements (continued)

18 Concentrations of exposure

HSBC has the following concentrations of gross loans and advances to customers:

	Europe†	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*†
	US$m	US$m	US$m	US$m	US$m	US$m
Total gross advances to customers:						
Residential mortgages	**27,282**	**23,125**	**5,134**	**21,809**	**865**	**78,215**
Hong Kong SAR Government Home Ownership Scheme	–	**8,123**	–	–	–	**8,123**
Other personal	**21,065**	**6,227**	**4,280**	**6,113**	**1,440**	**39,125**
Total personal	**48,347**	**37,475**	**9,414**	**27,922**	**2,305**	**125,463**
Commercial, industrial and international trade	**38,476**	**9,662**	**11,282**	**8,600**	**2,138**	**70,158**
Commercial real estate	**9,475**	**8,474**	**2,412**	**5,826**	**128**	**26,315**
Other property related	**3,630**	**4,710**	**2,174**	**3,990**	**90**	**14,594**
Government	**2,393**	**543**	**900**	**725**	**778**	**5,339**
Other commercial*	**20,510**	**6,349**	**5,559**	**4,203**	**644**	**37,265**
Total corporate and commercial	**74,484**	**29,738**	**22,327**	**23,344**	**3,778**	**153,671**
Non-bank financial institutions	**11,329**	**1,546**	**908**	**12,524**	**166**	**26,473**
Settlement accounts	**2,361**	**223**	**189**	**8,984**	**4**	**11,761**
Total financial	**13,690**	**1,769**	**1,097**	**21,508**	**170**	**38,234**
At 31 December 2001	**136,521**	**68,982**	**32,838**	**72,774**	**6,253**	**317,368**
Residential mortgages	24,048	23,121	3,723	19,641	1,099	71,632
Hong Kong SAR Government Home Ownership Scheme	–	7,353	–	–	–	7,353
Other personal	20,537	4,923	3,860	6,694	1,517	37,531
Total personal	44,585	35,397	7,583	26,335	2,616	116,516
Commercial, industrial and international trade	38,012	9,584	11,644	8,831	3,246	71,317
Commercial real estate	10,053	8,293	2,773	6,865	127	28,111
Other property related	3,121	3,850	1,816	4,053	175	13,015
Government	2,572	130	574	710	55	4,041
Other commercial*	19,570	7,459	5,516	3,710	980	37,235
Total corporate and commercial	73,328	29,316	22,323	24,169	4,583	153,719
Non-bank financial institutions	10,374	1,664	683	8,593	188	21,502
Settlement accounts	3,946	142	361	2,464	41	6,954
Total financial	14,320	1,806	1,044	11,057	229	28,456
At 31 December 2000	132,233	66,519	30,950	61,561	7,428	298,691

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *The figures for 31 December 2000 have been presented on a consistent basis with 31 December 2001 for residential mortgages and other personal lending.*

The geographical information shown above has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA, by location of the branch responsible for advancing the funds.

19 Debt securities

	2001		2000	
	Book value	*Market valuation*	*Book value*	*Market valuation*
	US$m	**US$m**	US$m	US$m
Issued by public bodies				
Investment securities				
– government securities and US government agencies	**39,943**	**40,470**	37,955	38,535
– other public sector securities	**4,908**	**5,014**	3,261	3,337
	44,851	**45,484**	41,216	41,872
Other securities				
– government securities and US government agencies	**27,366**		22,134	
– other public sector securities	**1,091**		545	
	73,308		63,895	
Issued by other bodies				
Investment securities				
– bank and building society certificates of deposit	**6,782**	**6,800**	13,745	13,759
– other debt securities	**41,633**	**42,030**	31,993	32,113
	48,415	**48,830**	45,738	45,872
Other securities				
– bank and building society certificates of deposit	**10,893**		852	
– other debt securities	**27,963**		22,333	
	87,271		68,923	
	160,579		132,818	
Due within 1 year	**43,803**		44,731	
Due 1 year and over	**116,776**		88,087	
	160,579		132,818	
Amounts include:				
Subordinated debt securities	**241**		584	
Unamortised net discounts on investment securities	**(102)**		(761)	

Notes on the Financial Statements (continued)

	2001		2000	
	Book value	*Market valuation*	*Book value*	*Market valuation*
Investment securities				
– listed on a recognised UK exchange	**13,769**	**13,877**	9,514	9,564
– listed in Hong Kong	**915**	**959**	795	830
– listed elsewhere	**45,750**	**46,327**	40,884	41,392
– unlisted	**32,832**	**33,151**	35,761	35,958
	93,266	**94,314**	86,954	87,744
Other securities				
– listed on a recognised UK exchange	**6,525**		5,309	
– listed in Hong Kong	**1,828**		1,788	
– listed elsewhere	**35,597**		26,923	
– unlisted	**23,363**		11,844	
	160,579		132,818	

Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

The above market valuations do not take account of transactions entered into to hedge the value of HSBC's investment securities. If the effect of these transactions was included, the market valuation of investment securities would be US$94,100 million (2000: US$87,665 million).

Investment securities:

	Cost	*Provisions*	*Book Value*
	US$m	**US$m**	**US$m**
At 1 January 2001	**87,034**	**(80)**	**86,954**
Additions	**94,214**	**–**	**94,214**
Acquisition of subsidiaries	**950**	**–**	**950**
Disposals and amounts repaid	**(87,447)**	**–**	**(87,447)**
Provisions made	**–**	**(24)**	**(24)**
Amortisation of discounts and premiums	**174**	**–**	**174**
Exchange and other movements	**(1,580)**	**25**	**(1,555)**
At 31 December 2001	**93,345**	**(79)**	**93,266**

The book value of investment securities, analysed by type of borrower, is as follows:

Available-for-sale	**2001**	2000
	US$m	US$m
US Treasury and Government agencies	**17,452**	18,381
UK Government	**1,880**	3,276
Hong Kong SAR Government	**490**	306
Other governments	**16,212**	12,302
Asset-backed securities	**4,535**	4,497
Corporate debt and other securities	**48,021**	43,754
	88,590	82,516
Held-to-maturity		
US Treasury and Government agencies	**3,907**	3,690
Obligations of US state and political sub-divisions	**769**	718
Corporate debt and other securities	**–**	30
	4,676	4,438

The following table provides an analysis of gross unrealised gains and losses for investment securities by instrument type as at 31 December for the past two years:

Available-for-sale	*Carrying value*	*Gross unrealised gains*	*Gross unrealised losses*	*Market valuation*
	US$m	**US$m**	**US$m**	**US$m**
31 December 2001				
US Treasury and Government agencies	**17,452**	**237**	**(62)**	**17,627**
UK Government	**1,880**	**12**	**–**	**1,892**
Hong Kong SAR Government	**490**	**30**	**(2)**	**518**
Other governments	**16,212**	**311**	**(158)**	**16,365**
Asset-backed securities	**4,535**	**45**	**(6)**	**4,574**
Corporate debt and other securities	**48,021**	**604**	**(153)**	**48,472**
	88,590	**1,239**	**(381)**	**89,448**
31 December 2000				
US Treasury and Government agencies	18,381	347	(79)	18,649
UK Government	3,276	7	(1)	3,282
Hong Kong SAR Government	306	30	–	336
Other governments	12,302	187	(46)	12,443
Asset-backed securities	4,497	38	(10)	4,525
Corporate debt and other securities	43,754	323	(172)	43,905
	82,516	932	(308)	83,140
Held-to-maturity				
31 December 2001				
US Treasury and Government agencies	**3,907**	**168**	**(9)**	**4,066**
Obligations of US state and political sub-divisions	**769**	**32**	**(1)**	**800**
	4,676	**200**	**(10)**	**4,866**
31 December 2000				
US Treasury and Government agencies	3,690	136	–	3,826
Obligations of US state and political sub-divisions	718	31	(1)	748
Corporate debt and other securities	30	–	–	30
	4,438	167	(1)	4,604

The maturities of investment securities at 31 December 2001 are analysed as follows:

Available-for-sale	*Book value*	*Market valuation*
1 year or less	**20,948**	**20,975**
5 years or less but over 1 year	**43,982**	**44,357**
10 years or less but over 5 years	**8,364**	**8,631**
Over 10 years	**14,344**	**14,526**
No fixed maturity	**952**	**959**
	88,590	**89,448**

Notes on the Financial Statements (continued)

Held-to-maturity	*Book value*	*Market valuation*
1 year or less	**22**	**22**
5 years or less but over 1 year	**182**	**191**
10 years or less but over 5 years	**463**	**484**
Over 10 years	**4,009**	**4,169**
	4,676	**4,866**

The following table provides an analysis of contractual maturities and weighted average yields of investment debt securities as at 31 December 2001:

	Within one year		*After one but within five years*		*After five but within ten years*		*After ten years*		*No fixed maturity*	
	Amount	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*
Available-for-sale	**US$m**	**%**	**US$m**	**%**	**US$m**	**%**	**US$m**	**%**	**US$m**	**%**
US Treasury and Government agencies	**2,156**	**6.11**	**3,210**	**5.44**	**897**	**4.00**	**11,189**	**5.22**	–	–
UK Government	**1,569**	**6.48**	**311**	**5.73**	–	–	–	–	–	–
Hong Kong SAR Government	**6**	**6.06**	**345**	**4.40**	**139**	**9.41**	–	–	–	–
Other governments	**2,820**	**3.85**	**11,291**	**2.83**	**1,623**	**6.39**	**478**	**8.46**	–	–
Asset-backed securities	**67**	**3.57**	**1,554**	**3.64**	**1,517**	**2.82**	**1,397**	**2.91**	–	–
Corporate debt and other securities	**14,330**	**3.90**	**27,271**	**4.48**	**4,188**	**5.15**	**1,280**	**4.89**	**952**	**5.63**
	20,948		**43,982**		**8,364**		**14,344**		**952**	
Held-to-maturity										
US Treasury and Government agencies	**17**	**7.44**	**143**	**7.26**	**319**	**7.19**	**3,428**	**7.13**	–	–
Corporate debt and other securities	**5**	**7.30**	**39**	**7.47**	**144**	**5.79**	**581**	**5.59**	–	–
	22		**182**		**463**		**4,009**		–	

The maturity distributions of asset-backed securities are presented in the above table based upon contractual maturity dates. The weighted average yield for each range of maturities in the above table is calculated by dividing the annualised interest income for the year ended 31 December 2001 by the book amount of available-for-sale debt securities at that date. The yields do not include the effect of related derivatives.

Proceeds from the sale and redemption of investment securities were US$87,626 million (2000: US$109,300 million). Gross realised gains of US$359 million (2000: US$123 million) and gross realised losses of US$180 million (2000: US$58 million) were recorded on those sales. Realised gains and losses are computed using the weighted average cost method. There were no gains or losses recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2001 was US$94,214 million (2000: US$107,025 million).

20 Equity shares

	2001		2000	
	Book value	*Market valuation*	*Book value*	*Market valuation*
Investment securities				
– listed on a recognised UK exchange	**695**	**688**	722	1,005
– listed in Hong Kong	**245**	**564**	270	742
– listed elsewhere	**1,389**	**1,436**	1,247	1,382
– unlisted	**2,426**	**2,606**	2,399	2,644
	4,755	**5,294**	4,638	5,773
Other securities				
– listed on a recognised UK exchange	**713**		1,071	
– listed in Hong Kong	**74**		228	
– listed elsewhere	**2,405**		1,953	
– unlisted	**110**		214	
	8,057		8,104	

Where securities are carried at market value, and the market value is higher than cost, the difference between cost and market value is not disclosed as it cannot be determined without unreasonable expense.

Included within 'Investment securities – listed on a recognised UK exchange' are US$555 million (2000: US$564 million) shares in HSBC Holdings as explained in note 26(a).

Included in the above are 1,369,901 (2000: 5,871,062) shares in HSBC Holdings held by subsidiary undertakings as equity market-makers.

Investment securities:

	Cost	*Provisions*	*Book value*
	US$m	**US$m**	**US$m**
At 1 January 2001	**4,787**	**(149)**	**4,638**
Additions	**1,670**	**–**	**1,670**
Acquisition of subsidiaries	**12**	**–**	**12**
Disposals	**(1,578)**	**47**	**(1,531)**
Provisions made	**–**	**(58)**	**(58)**
Provisions written off	**(3)**	**3**	**–**
Exchange and other movements	**71**	**(47)**	**24**
At 31 December 2001	**4,959**	**(204)**	**4,755**

The following table provides an analysis of gross unrealised gains and losses as at 31 December for the past two years:

	Carrying value	*Gross unrealised gains*	*Gross unrealised losses*	*Market Valuation*
	US$m	US$m	US$m	US$m
31 December 2001	**4,755**	**669**	**(130)**	**5,294**
31 December 2000	4,638	1,183	(48)	5,773

Notes on the Financial Statements (continued)

Proceeds from the sale of investment securities were US$1,796 million (2000: US$1,259 million). Gross realised gains of US$290 million (2000: US$225 million) and gross realised losses of US$25 million (2000: US$20 million) were recorded on those sales. Realised gains and losses are computed using the weighted average cost method. There were no gains recorded on securities transferred from the investment book to the trading book.

The cost of investment securities purchased during the year ended 31 December 2001 was US$1,670 million (2000: US$1,822 million).

21 Interests in joint ventures

	2001 US$m
At 1 January 2001	**283**
Additions	**120**
Amortisation of goodwill	**(8)**
Retained profits and losses (Note 36)	**(78)**
Exchange and other movements	**(25)**
At 31 December 2001	**292**

	2001 US$m	2000 US$m
(a) Shares in banks	**51**	–
Other	**241**	283
	292	283

All shares are unlisted.

(b) The principal joint ventures of HSBC are:

	Country of incorporation	*Principal activity*	*HSBC's interest in equity capital*	*Issued equity capital*
Merrill Lynch HSBC Limited	England	Commercial banking	50%	US$395m
Framlington Group Limited	England	Asset management	51%	£3m
Loxxia Slibail	France	Leasing	49%	€32m

All of the above interests in joint ventures are owned by subsidiaries of HSBC Holdings. All of the above make their financial statements up to 31 December.

The principal countries of operation are the same as the countries of incorporation, except for Merrill Lynch HSBC Limited which operates in the UK, Australia and Canada.

(c) HSBC's share of total operating income in joint ventures is US$79 million (2000: US$29 million).

HSBC's share of contingent liabilities in joint ventures is US$56 million (2000: US$37 million). HSBC's share of commitments by joint ventures is US$ nil (2000: US$98 million).

(d) Included within HSBC's share of gross assets of joint ventures is goodwill as follows:

	Cost US$m
Goodwill	
At 1 January 2001	**190**
Exchange and other movements	**9**
Cost at 31 December 2001	**199**

	Accumulated amortisation US$m
Accumulated amortisation at 1 January 2001	**(4)**
Charge to the profit and loss account	**(8)**
Accumulated amortisation at 31 December 2001	**(12)**
Net book value at 31 December 2001	**187**
Net book value at 31 December 2000	186

22 Interests in associates

	2001 **US$m**
At 1 January 2001	**1,085**
Additions	**30**
Disposals	**(11)**
Amounts written off	**(7)**
Retained profits and losses (Note 36)	**39**
Exchange and other movements	**(80)**
At 31 December 2001	**1,056**

There was no goodwill included in the interests in associates at either 31 December 2001 or 2000.

	2001 **US$m**	2000 US$m
(a) Shares in banks	**718**	820
Other	**338**	265
	1,056	1,085
Listed shares (all listed outside the United Kingdom and Hong Kong)	**521**	517
Unlisted shares	**535**	568
	1,056	1,085

Notes on the Financial Statements (continued)

(b) The principal associates of HSBC are:

	Financial Statements made up to	*Country of incorporation*	*Principal activity*	*HSBC's interest in equity capital*	*Issued equity capital*
Barrowgate Limited	31.12.01	Hong Kong	Property Investment	24.64%	*
British Arab Commercial Bank Limited	31.12.01	England	Banking	46.51%	US$81m £32m fully paid, £5m nil paid
The Cyprus Popular Bank Limited†	31.12.01	Cyprus	Banking	21.74%	C£149m
Erisa	31.12.01	France	Insurance	50%	€65m
The Saudi British Bank	31.12.01	Saudi Arabia	Banking	40%	SR2,000m
Wells Fargo HSBC Trade Bank, N.A.	31.12.01	United States	Trade finance	20%	¶
World Finance International Limited	30.6.01	Bermuda	Shipping	50%	US$58m

* *issued equity capital is less than HK$1 million*
† *trading as Laiki Group*
¶ *issued equity capital is less than US$1 million.*

All the above interests in associates are owned by subsidiaries of HSBC Holdings.

The principal countries of operation are the same as the countries of incorporation except for World Finance International Limited which operates worldwide, and British Arab Commercial Bank Limited which operates in the Middle East.

(c) The associates listed above have no loan capital, except for British Arab Commercial Bank Limited which has issued US$43.2 million of subordinated unsecured loan stock in which HSBC has a 35.64% interest; Barrowgate Limited which has HK$845 million of loan capital in which HSBC has a 25% interest; and The Cyprus Popular Bank Limited which has issued C£21.7 million of convertible debentures in which HSBC has a 30.1% interest. HSBC also has a 100% interest in the issued preferred stock (less than US$1 million) of Wells Fargo HSBC Trade Bank, N.A. HSBC has a 40% economic interest in Wells Fargo HSBC Trade Bank, N.A. by virtue of the joint agreement under which HSBC's equity capital and preferred stock interests are held.

23 Other participating interests

	2001 US$m	2000 US$m
Listed other than on a recognised UK exchange or in Hong Kong	**–**	3
Unlisted	**120**	123
	120	126
Market value of listed securities	**1**	8
Other participating interests in banks	**91**	104

	Cost	Provisions	Carrying Value
	US$m	**US$m**	**US$m**
At 1 January 2001	**157**	(31)	**126**
Additions	**4**	–	**4**
Disposals	(7)	–	**(7)**
Provisions made	–	(22)	**(22)**
Exchange and other movements	**10**	9	**19**
At 31 December 2001	**164**	(44)	**120**

24 Intangible fixed assets

	Cost
	US$m
Goodwill	
At 1 January 2001	**15,645**
Additions	**749**
Exchange and other movements	**(427)**
Cost at 31 December 2001	**15,967**

	Accumulated amortisation
	US$m
Accumulated amortisation at 1 January 2001	**(556)**
Charge to the profit and loss account	**(799)**
Exchange and other movements	**(31)**
Accumulated amortisation at 31 December 2001	**(1,386)**
Net book value at 31 December 2001	**14,581**
Net book value at 31 December 2000	15,089

Additions represent goodwill arising on acquisitions of subsidiaries during 2001, which is being amortised over periods of between 5 and 20 years.

Notes on the Financial Statements (continued)

25 Tangible fixed assets

(a) *HSBC*

	Freehold land and buildings	Long leasehold land and buildings*	Short leasehold land and buildings	Equipment, fixtures and fittings	Equipment on operating leases	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Cost or valuation at 1 January 2001	3,108	3,692	3,172	4,516	3,555	18,043
Additions	237	65	77	984	510	1,873
Acquisition of subsidiaries	82	–	1	79	–	162
Disposals	(169)	(51)	(57)	(299)	(462)	(1,038)
Reclassification	–	(128)	128	–	–	–
Transfer of accumulated depreciation arising on revaluation	(65)	(46)	(65)	–	–	(176)
Impairment of land and buildings	(14)	–	–	–	–	(14)
Surplus/(deficit) on revaluation	27	(258)	(40)	–	–	(271)
Exchange and other movements	(176)	(29)	(135)	308	(115)	(147)
Cost or valuation at 31 December 2001	3,030	3,245	3,081	5,588	3,488	18,432
Accumulated depreciation at 1 January 2001	(43)	–	(506)	(2,639)	(834)	(4,022)
Disposals	3	–	45	236	217	501
Reclassification	–	15	(15)	–	–	–
Transfer of accumulated depreciation arising on revaluation	65	46	65	–	–	176
Charge to the profit and loss account	(51)	(51)	(121)	(668)	(229)	(1,120)
Exchange and other movements	(42)	(15)	15	(428)	24	(446)
Accumulated depreciation at 31 December 2001	(68)	(5)	(517)	(3,499)	(822)	(4,911)
Net book value at 31 December 2001	2,962	3,240	2,564	2,089	2,666	13,521
Net book value at 31 December 2000	3,065	3,692	2,666	1,877	2,721	14,021

* *Included in the cost and net book value of long leasehold land and buildings is a payment on account in respect of a long leasehold interest of US$773 million (2000: US$742 million).*

(b) *HSBC Holdings*

	Freehold land and buildings	Equipment, fixtures and fittings	Total
	US$m	US$m	US$m
Cost or valuation at 1 January 2001	7	4	11
Additions	–	1	1
Disposals	–	(1)	(1)
Deficit on revaluation	(3)	–	(3)
Cost or valuation at 31 December 2001	4	4	8
Accumulated depreciation at 1 January 2001	–	(1)	(1)
Disposals	–	1	1
Charge to the profit and loss account	–	(1)	(1)
Accumulated depreciation at 31 December 2001	–	(1)	(1)
Net book value at 31 December 2001	4	3	7
Net book value at 31 December 2000	7	3	10

(c) *Valuations*

	HSBC		*HSBC Holdings*	
	2001	2000	**2001**	2000
	US$m	US$m	**US$m**	US$m
Cost or valuation of freehold and long and short leasehold land and buildings (excluding investment properties):				
At 2001 valuation (2000: at 2000 valuation)	**7,103**	6,783	4	7
At cost	**1,697**	2,630	–	–
	8,800	9,413	4	7
On the historical cost basis, freehold and long and short leasehold land and buildings would have been included as follows (excluding investment properties):				
Cost	**7,538**	7,671	–	–
Accumulated depreciation	**(1,575)**	(1,356)	–	–
	5,963	6,315	–	–

HSBC values its non-investment properties on an annual basis. In September 2001, except as noted below, HSBC's freehold and long leasehold properties, together with all leasehold properties in Hong Kong, were revalued on an existing use basis or open market value as appropriate or, in the case of a few specialised properties, at depreciated replacement cost. The properties were valued either by professional external valuers or by professionally qualified staff and updated for any material changes at 31 December 2001.

As a result of the revaluation, the net book value of land and buildings (excluding investment properties) decreased by US$241 million (2000: increase US$385 million). A deficit of US$227 million (net of minority interest of US$14 million) (2000: surplus of US$357 million), net of minority interest of US$14 million (2000:US$28 million) was debited to reserves at 31 December 2001.

The property of HSBC Holdings was also valued by an independent, professionally qualified valuer at open market value. The deficit on revaluation of US$3 million has been debited to reserves at 31 December 2001 (2000: surplus US$1 million).

Included within 'Short leasehold land and buildings' are the following amounts in respect of assets classed as improvements to buildings, which are carried at depreciated historical cost:

	Cost	*Accumulated depreciation*
	US$m	**US$m**
At 1 January 2001	**627**	**(458)**
Additions	**42**	–
Disposals	**(51)**	–
Charge for the year	–	**(26)**
Exchange and other movements	**158**	**211**
At 31 December 2001	**776**	**(273)**
Net book value at 31 December 2001 (2000: US$169 million)	**503**	

Notes on the Financial Statements (continued)

(d) *Investment properties*

The valuation at which investment properties are included in tangible fixed assets, together with the net book value of these properties calculated under the historical cost basis, is as follows:

	2001		2000	
	At valuation	*At cost*	*At valuation*	*At cost*
	US$m	**US$m**	US$m	US$m
Freehold land and buildings	**80**	**80**	53	53
Short and long leasehold land and buildings	**476**	**145**	506	154
	556	**225**	559	207

Investment properties are valued on an open market value basis at 31 December annually by professional valuers. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent 89% by value of HSBC's properties subject to revaluation, were valued by Chesterton Petty. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. As a result of the revaluation, the net book value of investment properties has decreased by US$30 million (2000: surplus of US$12 million). A deficit of US$18 million, net of minority interests of US$12 million, has been credited to reserves at 31 December 2001.

HSBC Holdings had no investment properties at 31 December 2001 or 2000.

(e) *HSBC properties leased to customers*

HSBC properties leased to customers, none of which was held by HSBC Holdings, included US$522 million at 31 December 2001 (2000: US$518 million) let under operating leases, net of accumulated depreciation of US$27 million (2000: US$32 million).

(f) *Land and buildings occupied for own activities*

	2001	2000
	US$m	US$m
Net book value	**7,468**	7,961

The property owned by HSBC Holdings was unoccupied at 31 December 2001 (31 December 2000: occupied by another HSBC company).

(g) *Residual values of equipment on operating leases*

Included in the net book value of equipment on operating leases are residual values at the end of current lease terms, which will be recovered through re-letting or disposal in the following periods:

	2001	2000
	US$m	US$m
Within 1 year	**248**	155
Between 1-2 years	**386**	219
Between 2-5 years	**1,017**	1,308
More than 5 years	**527**	513
Total exposure	**2,178**	2,195

26 Investments

(a) *HSBC Holdings*

	Shares in HSBC Undertakings	*Loans to HSBC Undertakings*	*Other investments other than loans*	*Own shares*	*Total*
	US$m	**US$m**	**US$m**	**US$m**	**US$m**
At 1 January 2001	**46,395**	**5,406**	**289**	**564**	**52,654**
Additions	**3,396**	**150**	**389**	**17**	**3,952**
Repayments and redemptions	–	**(1,384)**	**(237)**	**(16)**	**(1,637)**
Amortisation	–	–	–	**(10)**	**(10)**
Transfers to other HSBC companies	**(934)**	–	–	–	**(934)**
Write-up of subsidiary undertakings to net asset value, including attributable goodwill (Note 36)	**496**	–	–	–	**496**
At 31 December 2001	**49,353**	**4,172**	**441**	**555**	**54,521**

'Loans to HSBC undertakings' includes qualifying or regulatory capital and similar financing which can only be repaid by the relevant HSBC undertaking with the consent of its local regulatory authority.

Included within 'Own shares' are:

(i) US$16 million, after amortisation, of HSBC Holdings' own shares (2000: US$10 million) held in trust for the purposes of conditional awards under the Restricted Share Plan, details of which are provided in the 'Report of the Directors' on pages 146 and 147. At 31 December 2001, the trust held 3,230,422 ordinary shares (2000: 2,030,652 ordinary shares) of US$0.50 each with a market value at that date of US$37,735,716 (2000: US$29,840,868) in respect of these conditional awards.

(ii) US$539 million of HSBC Holdings' own shares (2000: US$554 million) held in trust which may be used in respect of the exercise of share options. At 31 December 2001, the trust held 38,788,413 ordinary shares (2000: 39,838,800 ordinary shares) of US$0.50 each with a market value of US$453,101,339 (2000: US$ 585,439,731) in respect of these option holders.

In addition, HSBC Holdings' own shares were held in trust by other HSBC group companies for the purposes of conditional awards under the Restricted Share Plan. At 31 December 2001, such trusts held 3,455,821 shares (2000: 1,890,733) of nominal value US$0.50 with a market value at that date of US$40,368,700 (2000: US$27,784,727).

HSBC Holdings' own shares are included within 'Equity Shares' (Note 20) in the Consolidated Balance Sheet.

	2001	2000
	US$m	US$m
On the historical cost basis, shares in HSBC undertakings would have been included as follows:		
Cost less provisions of US$170 million (2000: US$170 million)	**40,391**	37,929

Notes on the Financial Statements (continued)

(b) The principal subsidiary undertakings of HSBC Holdings are:

	Country of incorporation or registration	*Principal activity*	*Issued equity capital*
Europe			
Crédit Commercial de France S.A. (99.99% owned)	France	Banking	€377m
HSBC Bank AS	Turkey	Banking	TRL277bn
HSBC Asset Finance (UK) Limited	England	Finance	£265m
HSBC Bank Malta p.l.c. (70.03% owned)	Malta	Banking	Lm9m
HSBC Bank Middle East	England	Banking	US$331m
HSBC Bank plc (directly owned)	England	Banking	£797m
HSBC Guyerzeller Bank AG (95.81% owned)[1]	Switzerland	Banking	SFr5m
HSBC Insurance Brokers Limited	England	Insurance	£3m
HSBC Investment Bank plc	England	Investment banking	£280m
HSBC Life (UK) Limited	England	Insurance	£14m
HSBC Republic Bank (Guernsey) Limited	Guernsey	Private banking	US$5m[2]
HSBC Republic Bank (Suisse) S.A	Switzerland	Private banking	SFr680m
HSBC Republic Bank (UK) Limited	England	Private banking	£112m
HSBC Trinkaus & Burkhardt KGaA (partnership limited by shares, 73.47% owned)	Germany	Banking	€70m
Hong Kong			
Hang Seng Bank Limited (62.14% owned)	Hong Kong	Banking	HK$9,559m
The Hongkong and Shanghai Banking Corporation Limited	Hong Kong	Banking	HK$16,254m
HSBC Insurance (Asia) Limited	Hong Kong	Insurance	HK$125m
HSBC Investment Bank Asia Limited	Hong Kong	Investment banking	HK$850m
HSBC Life (International) Limited	Bermuda	Retirement benefits and life assurance	HK$327m
Rest of Asia-Pacific			
HSBC Bank Egypt S.A.E. (formerly Egyptian British Bank S.A.E.) (94.53% owned)	Egypt	Banking	E£168m
HSBC Bank Australia Limited	Australia	Banking	A$560m
HSBC Bank Malaysia Berhad	Malaysia	Banking	RM$114m
HSBC Asset Management (Taiwan) Ltd (formerly China Securities Investment Trust Corporation) (97% owned)	Taiwan	Investment banking	TWD788m

1 *Indirect minority interest through HSBC Trinkaus & Burkhardt KGaA*
2 *HSBC also owns 100% of the issued redeemable preference share capital of US$17 million*

	Country of incorporation or registration	Principal activity	Issued equity capital
North America			
HSBC Bank Canada (99.99% owned)	Canada	Banking	C$935m
HSBC Bank USA	United States	Banking	US$205m
HSBC Securities (USA) Inc	United States	Investment banking	–[3]
HSBC USA Inc	United States	Holding company	–[3]
Latin America			
HSBC Bank Argentina S.A (99.92% owned)	Argentina	Banking	ARS237m
HSBC Bank Brasil S.A. – Banco Múltiplo	Brazil	Banking	BRL912m
HSBC Seguros (Brasil) S.A. (99.75% owned)	Brazil	Insurance	BRL244m
HSBC La Buenos Aires Seguros S.A. (formerly La Buenos Aires Compañia Argentina de Seguros S.A.) (99.32% owned)	Argentina	Insurance	ARS43m
Máxima S.A. AFJP (55.74% owned)	Argentina	Pension fund management	ARS87m[4]

3 *issued equity capital is less than US$1 million*
4 *HSBC has a 60% economic and voting interest in Máxima S.A. AFJP .*

Details of all HSBC companies will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

Except where indicated otherwise, the issued equity capital of the above undertakings is wholly-owned by HSBC and is held by subsidiaries of HSBC Holdings. All the above make their financial statements up to 31 December except for HSBC Bank Argentina S.A., HSBC La Buenos Aires Seguros S.A. and Maxima S.A. AFJP, whose financial statements are made up to 30 June annually.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East which operates mainly in the Middle East, and HSBC Life (International) Limited which operates mainly in Hong Kong. All the above subsidiaries are included in the consolidation.

(c) *Acquisitions*

HSBC made the following acquisitions of subsidiary undertakings or net assets and operations in 2001, which were accounted for on an acquisition basis:

i. On 3 March 2001, CCF, a 99.99 per cent owned subsidiary of HSBC, acquired 89.6 per cent of Banque Hervet and a further 8.3 per cent in July for a total cash consideration of US$481 million. Goodwill of US$269 million arose on this acquisition.

ii. On 22 March 2001, HSBC Finance (Brunei) Berhad, a wholly owned subsidiary of HSBC, acquired 100 per cent of IRB Finance Berhad for a cash consideration of US$32 million. Goodwill of US$9 million arose on this acquisition.

iii. On 30 March 2001, HSBC Bank plc, a wholly owned subsidiary of HSBC, acquired 100 per cent of the issued share capital of Intermediarios Financieros, Agencia de Valores y Bolsa, S.A. for a cash consideration of US$7 million. Goodwill of US$4 million arose on this acquisition.

iv. On 2 April 2001, HSBC Bank plc acquired the whole of Barclays branch network in Greece including the Greek fund management company Barclays AEDAK for a cash consideration of US$11 million. Goodwill of US$11 million arose on this acquisition.

v. On 1 June 2001, CCF acquired 100 per cent of the issued share capital of Reyers for a cash consideration of US$11 million. Goodwill of US$7 million arose on this acquisition.

Notes on the Financial Statements (continued)

vi. On 7 August 2001, HSBC Asset Management (Europe) Limited, a wholly owned subsidiary of HSBC, acquired 97 per cent of China Securities Investment Trust Corporation for a cash consideration of US$187 million. Goodwill of US$163 million arose on this acquisition.

vii. On 2 October 2001, HSBC Republic Bank (UK) Limited, a wholly owned subsidiary of HSBC, acquired 100 per cent of Property Vision for a cash consideration of US$30 million. Goodwill of US$27 million arose on this acquisition.

viii. On 30 October 2001, HSBC Bank plc acquired 100 per cent of the issued share capital of Demirbank TAS for a cash consideration of US$353 million. Goodwill of US$98 million arose on this acquisition.

ix. On 6 November 2001, HSBC Bank Australia Limited, a wholly owned subsidiary of HSBC, acquired 100 per cent of NRMA Building Society Limited for a cash consideration of US$80 million. Goodwill of US$44 million arose on this acquisition.

x. HSBC undertook certain other minor acquisitions in the year, which involved assets acquired of less than US$3 million in aggregate, on which goodwill of US$3 million arose, which are excluded from the table below.

xi. Increases in stake in a number of existing subsidiaries are excluded from the table below. On 31 March 2001, CCF increased its stake in Banque du Louvre from 83.3 per cent to 88.86 per cent for a cash consideration of US$6 million, on which goodwill of US$4 million arose. On 18 May 2001 and 8 June 2001, CCF increased its stake in Primecorp from 50.3 per cent to 100 per cent for cash consideration of US$12 million, on which goodwill of US$5 million arose. On 30 September 2001 and 4 December 2001, CCF increased its stake in Sinopia Asset Management from 60.4 per cent to 99.88 per cent for a cash consideration of US$58 million, on which goodwill of US$44 million arose. On 13 December 2001, HSBC Holdings BV increased its stake in HSBC Bank Egypt from 90.56 per cent to 94.53 per cent for a cash consideration of US$9 million, on which goodwill of US$7 million arose. On 21 December 2001, CCF increased its stake in Financiere Groupe Dewaay S.A. from 74.9 per cent to 100 per cent for cash consideration of US$61 million. Goodwill of US$54 million arose on this acquisition.

The assets and liabilities at the dates of acquisition and the total consideration paid are set out in the following table:

	Book value	Revaluations	Accounting policy alignments	Fair value
	US$m	US$m	US$m	US$m
At date of acquisition:				
Cash and balances at central banks	104	–	–	104
Items in course of collection from other banks	116	–	–	116
Treasury bills and other eligible bills	92	–	–	92
Loans and advances to banks	1,893	–	–	1,893
Loans and advances to customers	2,803	(63)	(6)	2,734
Debt securities	1,931	(4)	–	1,927
Equity shares	13	(1)	–	12
Tangible fixed assets	139	23	–	162
Other asset categories	293	21	90	404
Deposits by banks	(2,133)	–	–	(2,133)
Customer accounts	(3,123)	–	–	(3,123)
Items in the course of transmission to other banks	(151)	–	–	(151)
Debt securities in issue	(579)	–	–	(579)
Provisions for liabilities and charges	(67)	(5)	17	(55)
Subordinated liabilities	(24)	–	–	(24)
Other liability categories	(862)	49	(1)	(814)
	445	20	100	565
Less: minority interests – equity	(5)	–	–	(5)
Net assets acquired	440	20	100	560
Goodwill (Note 24)				632
Total consideration including costs of acquisition				1,192

The fair value adjustments in the above table represent the following:

Revaluations, reflecting the recognition of:

- the fair value of financial instruments acquired;
- the market value of acquired properties; and
- adjustments to provisions and other liabilities.

Accounting policy alignments reflecting HSBC's criteria for recognising deferred tax.

Notes on the Financial Statements (continued)

27 Other assets

	2001 US$m	2000 US$m
Bullion	**1,619**	837
Assets, including gains, resulting from off-balance-sheet interest rate, exchange rate and equities contracts which are marked to market	**15,575**	16,106
Current taxation recoverable	**287**	80
Deferred taxation (Note 32)	**730**	340
Long-term assurance assets attributable to policyholders (Note 31)	**9,712**	8,963
Other accounts	**10,324**	9,236
	38,247	35,562

The composition of the net tangible assets relating to long-term assurance and retirement funds is analysed as follows:

	2001 US$m	2000 US$m
Loans and advances to banks – with HSBC companies	**318**	458
Debt securities	**3,381**	3,245
Equity shares	**3,863**	3,569
Other assets	**2,298**	1,965
Prepayments and accrued income	**46**	55
Other liabilities	**(194)**	(329)
	9,712	8,963

Included in the above are 8,104,024 (2000: 7,913,880) shares in HSBC Holdings held by subsidiary undertakings, as part of their long-term assurance and retirement funds for the benefit of the policyholders.

28 Deposits by banks

	2001 US$m	2000 US$m
Repayable on demand	**18,132**	16,154
With agreed maturity dates or periods of notice, by remaining maturity:		
– 3 months or less but not repayable on demand	**27,845**	36,909
– 1 year or less but over 3 months	**5,234**	4,992
– 5 years or less but over 1 year	**1,808**	1,433
– over 5 years	**621**	565
	53,640	60,053
Due to joint ventures	**192**	–
Due to associates	**29**	123

The composition of deposits by banks on a geographical basis is set out below:

	2001			2000		
	Interest-bearing	*Non interest-bearing*	*Total*	*Interest-bearing*	*Non interest-bearing*	*Total*
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Europe	**32,998**	**3,910**	**36,908**	36,490	7,398	43,888
Hong Kong	**2,876**	**395**	**3,271**	1,880	340	2,220
Rest of Asia-Pacific	**3,640**	**370**	**4,010**	3,576	504	4,080
North America	**6,485**	**1,117**	**7,602**	6,370	851	7,221
Latin America	**1,801**	**48**	**1,849**	2,300	344	2,644
	47,800	**5,840**	**53,640**	50,616	9,437	60,053

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

29 Customer accounts

	2001	2000
	US$m	US$m
Repayable on demand	**209,634**	182,582
With agreed maturity dates or periods of notice, by remaining maturity:		
– 3 months or less but not repayable on demand	**205,231**	207,101
– 1 year or less but over 3 months	**26,591**	27,867
– 5 years or less but over 1 year	**7,519**	8,229
– over 5 years	**1,016**	1,290
	449,991	427,069
Amounts include:		
Due to joint ventures	**333**	869
Due to associates	**19**	31

The composition of customer accounts on a geographical basis is set out below:

	2001			2000		
	Interest-bearing	*Non interest-bearing*	*Total*	*Interest-bearing*	*Non interest-bearing*	*Total*
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Europe	**141,802**	**27,569**	**169,371**	133,557	25,948	159,505
Hong Kong	**140,097**	**6,447**	**146,544**	140,754	5,640	146,394
Rest of Asia-Pacific	**40,904**	**4,594**	**45,498**	37,883	4,633	42,516
North America	**63,017**	**17,005**	**80,022**	60,638	7,751	68,389
Latin America	**6,942**	**1,614**	**8,556**	8,523	1,742	10,265
	392,762	**57,229**	**449,991**	381,355	45,714	427,069

The geographical analysis of deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

Notes on the Financial Statements (continued)

30 Debt securities in issue

	2001 US$m	2000 US$m
Bonds and medium-term notes, by remaining maturity:		
– within 1 year	**2,351**	3,196
– between 1 and 2 years	**2,179**	2,259
– between 2 and 5 years	**2,511**	3,611
– over 5 years	**740**	1,530
	7,781	10,596
Other debt securities in issue, by remaining maturity:		
– 3 months or less	**10,437**	8,818
– 1 year or less but over 3 months	**3,103**	3,062
– 5 years or less but over 1 year	**4,810**	4,443
– over 5 years	**967**	1,037
	27,098	27,956

31 Other liabilities

	2001 US$m	2000 US$m
Short positions in securities:		
Treasury bills and other eligible bills	**1,613**	1,718
Debt securities		
– government securities	**25,250**	17,102
– other public sector securities	**235**	617
– other debt securities	**2,352**	2,030
Equity shares	**2,487**	1,573
	31,937	23,040
Liabilities, including losses, resulting from off-balance-sheet interest rate, exchange rate and equities contracts which are marked-to-market	**15,399**	17,201
Current taxation	**1,172**	1,448
Obligations under finance leases	**354**	364
Dividend payable by HSBC Holdings	**2,700**	2,627
Long-term assurance liabilities attributable to policyholders (Note 27)	**9,712**	8,963
Other liabilities	**11,349**	9,471
	72,623	63,114
Obligations under finance leases fall due as follows:		
– within 1 year	**58**	39
– between 1 and 5 years	**53**	46
– over 5 years	**243**	279
	354	364

Short positions in debt securities are generally in respect of unlisted securities maturing in over one year.

32 Provisions for liabilities and charges

(a) *Deferred taxation*

	HSBC US$m	*HSBC Holdings* US$m
At 1 January 2001	**911**	**173**
Credit to profit and loss account (Note 8)	**(425)**	**(75)**
Exchange and other movements	**(107)**	**–**
At 31 December 2001	**379**	**98**

	HSBC		*HSBC Holdings*	
	2001 **US$m**	2000 US$m	**2001** **US$m**	2000 US$m
Included in 'Provisions for liabilities and charges'	**1,109**	1,251	**98**	173
Included in 'Other assets' (Note 27)	**(730)**	(340)	**–**	–
Net deferred taxation provision	**379**	911	**98**	173
Comprising:				
Short-term timing differences	**(7)**	155	**–**	–
Leasing transactions	**1,004**	965	**–**	–
Relief for tax losses	**(102)**	(64)	**–**	–
Provision for additional UK tax on profit remittances from overseas	**24**	120	**–**	120
Other items	**(540)**	(265)	**98**	53
	379	911	**98**	173

There is no material deferred taxation liability not provided for.

(i) The distribution of the reserves of certain subsidiary undertakings, joint ventures and associates may give rise to additional tax liabilities. The US$304 million provision for potential UK tax on profit remittances from overseas established upon the acquisition of HSBC Bank plc was US$ nil at 31 December 2001 (2000: US$120 million).

(ii) No provision is made for deferred taxation on revalued premises. The Directors are of the opinion that, in respect of properties occupied for the purposes of HSBC's business, the likelihood of a material taxation liability arising is remote and no useful purpose would be served by attempting to quantify it. In respect of investment and other properties which have been revalued, no material taxation liability is judged likely to arise in the foreseeable future under management's current intentions for these properties.

(iii) At 31 December 2001, there were potential future tax benefits of US$220 million (2000: US$350 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax and capital losses which have not been recognised because recoverability of the potential benefits is not sufficiently certain.

Notes on the Financial Statements (continued)

(b) *Other provisions for liabilities and charges*

	Provisions for pension and other post-retirement obligations	*Provisions for contingent liabilities and commitments*	*Insurance provisions*	*Other provisions*	*Total*
	US$m	**US$m**	**US$m**	**US$m**	**US$m**
At 1 January 2001	**832**	**528**	**1,163**	**809**	**3,332**
Additional provisions/ increase in provisions *	**130**	**649**	**367**	**83**	**1,229**
Acquisition of subsidiaries	**26**	**26**	**–**	**5**	**57**
Provisions utilised	**(57)**	**(146)**	**(200)**	**(139)**	**(542)**
Exchange and other movements	**(3)**	**107**	**(145)**	**(152)**	**(193)**
At 31 December 2001	**928**	**1,164**	**1,185**	**606**	**3,883**

* *The increase in 'other provisions' includes unwinding of discounts of US$5 million(2000: US$7 million) in relation to vacant space provisions and US$1 million (2000: US$27 million) in relation to Brazilian labour claims provisions.*

Included within 'Provisions for contingent liabilities and commitments' are provisions for the costs of possible redress relating to the sales of certain personal pension plans of US$64 million (2000: US$143 million). This is the result of an actuarial calculation extrapolated from a sample of cases and the timing of the expenditure depends on settlement of the individual claims. This caption also includes US$665 million in connection with the Princeton Note Matter (Note 44) (2000: US$79 million). On 10 January 2002, US$569 million was paid out as settlement in connection with this matter.

Included within 'Other provisions' are:

(i) Provisions for onerous property contracts of US$144 million (2000: US$225 million), of which US$127 million (2000: US$127 million) relates to discounted future costs associated with leasehold properties that will become vacant as a consequence of HSBC's planned move to Canary Wharf in 2002. The provisions cover rent voids whilst finding new tenants, shortfalls in expected rent receivable compared to rent payable and costs of refurbishing the buildings to attract tenants. Uncertainties relate to movements in market rents, the delay in finding new tenants and the timing of rental reviews.

(ii) Labour, civil and fiscal litigation provisions in HSBC Bank Brasil S.A.- Banco Múltiplo of US$230 million (2000: US$331 million). This relates to labour and overtime litigation claims brought by employees after leaving the bank. The provision is based on the expected number of departing employees, their individual salaries and historical trends. Timing of settlement of these potential claims is uncertain.

33 Subordinated liabilities

	2001 US$m	2000 US$m
Undated subordinated loan capital:		
– HSBC Holdings	–	–
– Other HSBC	3,479	3,546
	3,479	3,546
Dated subordinated loan capital:		
– HSBC Holdings	2,820	2,860
– Other HSBC	9,181	9,816
	12,001	12,676
Total subordinated liabilities:		
– HSBC Holdings	2,820	2,860
– Other HSBC	12,660	13,362
	15,480	16,222
Dated subordinated loan capital is repayable:		
– within 1 year	1,393	953
– between 1 and 2 years	950	1,401
– between 2 and 5 years	2,165	2,263
– over 5 years	7,493	8,059
	12,001	12,676

Notes on the Financial Statements (continued)

The total subordinated borrowings of HSBC Holdings are as follows:

		2001 US$m	2000 US$m
Amounts owed to third parties: amounts falling due after more than 1 year:			
US$1,000m	7.5% subordinated notes 2009	**999**	999
£413m	11.69% subordinated bonds 2002	**–**	617
£250m	9.875% subordinated bonds 2018[1]	**357**	367
US$350m	Subordinated step-up coupon floating rate notes 2010[2]	**349**	348
€300m	5.5% subordinated notes 2009	**266**	279
US$250m	Subordinated collared floating rate notes 2008	**250**	250
		2,221	2,860
Amounts owed to third parties: amounts falling due within 1 year			
£413m	11.69% subordinated bonds 2002	**599**	–
		2,820	2,860
Amounts owed to HSBC undertakings:			
US$1,350m	9.547% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	**1,350**	1,350
US$900m	10.176% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Dollar 1) LP	**900**	900
£500m	8.208% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Sterling 1) LP	**725**	746
€600m	8.03% subordinated step-up cumulative notes 2040 – HSBC Capital Funding (Euro 1) LP	**531**	558
US$350m	7.525% subordinated loan 2003 – HSBC Finance Nederland B.V.	**350**	349
		3,856	3,903
		6,676	6,763

	2001 US$m	2000 US$m
HSBC Holdings' dated subordinated loan capital is repayable:		
– within 1 year	**599**	–
– between 1 and 2 years	**350**	617
– between 2 and 5 years	**–**	349
– over 5 years	**5,727**	5,797
	6,676	6,763

1 *The interest rate on the 9.875 per cent subordinated bonds 2018 changes in April 2013 to become the higher of i) 9.875 per cent or ii) the sum of the yield on the relevant benchmark treasury stock plus 2.5 per cent. The bonds may be redeemed in April 2013 at par and redemption has also been allowed from April 1998, subject to the prior consent of the Financial Services Authority, for an amount based on the redemption yields of the relevant benchmark treasury stocks.*

2 *The interest margin on the Subordinated Step-up coupon floating rate notes 2010 increases by 0.5 per cent from April 2005. The notes are repayable from their step up date at the option of the borrower, subject to the prior consent of the Financial Services Authority.*

At 31 December 2001, the other HSBC subordinated borrowings were as follows:

		2001 US$m	2000 US$m
US$1,200m	Primary capital subordinated undated floating rate notes	**1,200**	1,200
US$750m	Undated floating rate primary capital notes	**750**	750
US$500m	Undated floating rate primary capital notes	**500**	500
US$500m	7.625% subordinated notes 2006	**500**	500
£300m	6.5% subordinated notes 2023	**432**	448
US$400m	8.625% subordinated notes 2004	**400**	400
HK$3,000m	Subordinated collared (7% to 9%) floating rate notes 2003	**385**	385
US$375m	Subordinated step-up coupon floating rate notes 2009[1]	**375**	375
£250m	Subordinated unsecured floating rate notes 2001	**–**	373
US$350m	7.4% subordinated guaranteed notes 2003	**350**	350
£225m	6.25% subordinated notes 2041[2]	**323**	224
US$300m	Undated floating rate primary capital notes (Series 3)	**300**	300
US$300m	6.95% subordinated notes 2011	**300**	300
US$300m	7.65% subordinated notes 2025	**300**	300
US$300m	7% subordinated notes 2006	**299**	298
£200m	9% subordinated notes 2005	**290**	298
US$250m	7.25% subordinated notes 2002	**250**	249
US$250m	5.875% subordinated notes 2008	**226**	223
£150m	9.25% step-up undated subordinated notes[3]	**217**	224
£150m	8.625% step-up undated subordinated notes[4]	**217**	224
£150m	Subordinated step-up coupon floating rate notes 2007[1]	**217**	224
US$250m	7.20% subordinated debentures 2097	**215**	214
BRL472m	Subordinated debentures 2008[5]	**204**	–
US$200m	6.625% subordinated notes 2009	**200**	200
US$200m	7.808% capital securities 2026	**200**	200
US$200m	8.38% capital securities 2027	**200**	200
Other subordinated liabilities less than US$200m		**3,810**	4,403
		12,660	13,362

1 *The interest margins on the Subordinated Step-up coupon floating rate notes 2007 and 2009 increase by 0.5 per cent five years prior to their maturity dates. These notes are then repayable at the option of the borrower, subject to the prior consent of the Financial Services Authority.*

2 *A further issue of £75 million was made during the year. The proceeds from the issue of new notes by HSBC Bank plc were used to support development of HSBC Bank plc's capital base.*

3 *The interest rate on the 9.25 per cent Step-up Undated Subordinated Notes changes in December 2006 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 2.15 per cent. The notes are then repayable at the option of the borrower, subject to the prior consent of the Financial Services Authority.*

4 *The interest rate on the 8.625 per cent Step-up Undated Subordinated Notes changes in December 2007 to become, for each successive five year period, the rate per annum which is the sum of the yield on the then five year benchmark UK gilt plus 1.87 per cent. The notes are then repayable at the option of the borrower, subject to the prior consent of the Financial Services Authority.*

5 *The proceeds from the issue of new notes by HSBC S. Paulo Leasing Arrendamento Mercantil (Brasil) S.A. were used to support the development of the capital base of HSBC in Brazil.*

Subordinated loan capital is repayable at par on maturity, but some is repayable prior to maturity at the option of the borrower, generally with the consent of the Financial Services Authority, in certain cases at a premium over par. Interest rates on the floating rate loan capital are related to interbank offered rates. On the remaining subordinated loan capital, interest is payable at fixed rates up to 14%.

Notes on the Financial Statements (continued)

34 Minority interests – non-equity

Preference shares issued by subsidiaries:

		2001 US$m	2000 US$m
US$1,350m	9.547% Non-cumulative Step-up Perpetual Preferred Securities, Series 1	**1,337**	1,335
US$900m	10.176% Non-cumulative Step-up Perpetual Preferred Securities, Series 2	**891**	889
£500m	8.208% Non-cumulative Step-up Perpetual Preferred Securities	**717**	737
€600m	8.03% Non-cumulative Step-up Perpetual Preferred Securities	**526**	552
US$1m	Non-cumulative preference shares[1]	**50**	873
US$150m	Depositary shares each representing 25% interest in a share of adjustable rate cumulative preferred stock, Series D[2]	**150**	150
US$150m	Cumulative preferred stock[3]	**150**	150
US$125m	Dutch auction rate transferable securities preferred stock, Series A and B[4]	**125**	125
US$125m	7.20% Series A cumulative preference shares[5]	**125**	125
CAD125m	Non-cumulative redeemable class 1 preferred shares, Series A	**77**	81
DM105m	6.35% Series B cumulative preference shares	**68**	71
US$75m	Cumulative preferred stock	**75**	75
	Other issues	**–**	8
		4,291	5,171

Step-up Perpetual Preferred Securities

The four issues of Non-cumulative Step-up Perpetual Preferred Securities were issued by Jersey limited partnerships and are guaranteed, on a subordinated basis, by HSBC Holdings. The proceeds of the issue were on-lent to HSBC Holdings by the limited partnerships by issue of subordinated notes. The Preferred Securities qualify as innovative tier 1 capital for HSBC. The Preferred Securities, together with the guarantee, are intended to provide investors with rights to income and capital distributions and distributions upon liquidation of HSBC Holdings that are equivalent to the rights they would have had if they had purchased non-cumulative perpetual preference shares of HSBC Holdings.

The Preferred Securities are perpetual, but redeemable in 2010, 2030, 2015 and 2012, respectively, at the option of the general partners of the limited partnerships. If not redeemed the distributions payable step-up and become floating rate. There are limitations on the payment of distributions if prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC's capital adequacy requirements, or if HSBC Holdings has insufficient distributable reserves (as defined).

HSBC Holdings has covenanted that if it has been prevented under certain circumstances from paying distributions on the Preferred Securities in full, it will not pay dividends or other distributions in respect of its ordinary shares, or effect repurchase or redemption of its ordinary shares, until after a distribution has been paid in full.

If i) HSBC's total capital ratio falls below the regulatory minimum ratio required, or ii) in view of the deteriorating financial condition of HSBC Holdings, the Directors expect i) to occur in the near term, then the Preferred Securities will be substituted by Preference Shares of HSBC Holdings having economic terms which are in all material respects equivalent to those of the Preferred Securities and the guarantee taken together.

1 Non-cumulative preference shares

HSBC Bank plc redeemed preference shares with an aggregate amount of US$825 million, plus an additional premium on certain series of the shares of US$19 million, during 2001. The remaining preference shares are redeemable at the option of HSBC Bank plc at an aggregate amount of US$50 million from February 2002.

2 Adjustable rate cumulative preferred stock, Series D

The preferred stock is redeemable, at the option of HSBC USA Inc, in whole or in part on or after 1 July 1999 at par.

3 Cumulative preferred stock

The preferred stock is redeemable at the option of HSBC USA Inc., in whole or in part, at any time on or after 1 October 2007 at par.

4 Dutch auction rate transferable securities preferred stock, Series A and B

The preferred stock of each series is redeemable at the option of HSBC USA Inc., in whole or in part, on any dividend payment date at par.

5 7.20% Series A cumulative preference shares

The preference shares are redeemable at the option of HSBC Republic Holdings (Luxembourg) S.A., in whole but not in part, on any dividend date falling on or after 30 April 2003 at an aggregate amount of US$125 million.

The redemption of all preference shares is subject to the prior consent of the FSA and the relevant local banking regulator.

35 Called up share capital

Authorised:

The authorised ordinary share capital of HSBC Holdings at 31 December 2001 was US$7,500 million, (2000 and 1999: US$5,250 million) divided into 15,000 million (2000 and 1999: 10,500 million) ordinary shares of US$0.50 each, and £301,500 divided into 301,500 non-voting deferred shares of £1 each.

At 31 December 2001 and 2000, the authorised preference share capital of HSBC Holdings was 10 million non-cumulative preference shares of £0.01 each, 10 million non-cumulative preference shares of US$0.01 each, and 10 million non-cumulative preference shares of euro 0.01 each.

At 31 December 1999, the authorised preference share capital of HSBC Holdings was £500 million divided into 500 million non-cumulative preference shares of £1 each.

	Number of US$0.50 shares	US$m
Issued:		
At 1 January 2001	**9,268,200,364**	**4,634**
Shares issued to QUEST	**3,343,173**	**2**
Shares issued under other option schemes	**10,161,789**	**5**
Shares issued in lieu of dividends	**72,922,195**	**37**
At 31 December 2001	**9,354,627,521**	**4,678**
At 1 January 2000	8,458,101,569	4,230
Shares issued to QUEST	33,749,569	16
Shares issued under other option schemes	22,307,960	11
Shares issued in lieu of dividends	75,867,497	38
Shares issued on acquisition of CCF	678,173,769	339
At 31 December 2000	9,268,200,364	4,634

Notes on the Financial Statements (continued)

	Number of HK$10 shares	*Number of 75p shares*	*Number of US$0.50 shares*	US$m
Issued:				
At 1 January 1999	1,816,108,390	882,949,598	–	3,443
Shares issued to QUEST	–	–	19,564,285	10
Shares issued under other option schemes	–	842,995	12,199,762	7
Shares issued in lieu of dividends	10,237,488	4,338,031	18,908,016	28
Shares issued, placing	59,238,000	28,762,000	–	111
Shares cancelled on reorganisation	(1,885,583,878)	(916,892,624)	–	(3,515)
Shares issued on reorganisation	–	–	8,407,429,506	4,204
Exchange movements	–	–	–	(58)
At 31 December 1999	–	–	8,458,101,569	4,230

The 301,500 non-voting deferred shares are held by a subsidiary undertaking of HSBC Holdings.

Options outstanding to subscribe for HSBC Holdings' ordinary shares under the HSBC Holdings Group Share Option Plan, HSBC Holdings Executive Share Option Scheme, and HSBC Holdings Savings-Related Share Option Plans are as follows:

	Number of shares US$0.50	*Period of exercise*	*Exercise price*
31 December 2001	**284,267,280**	**2002 to 2011**	**£2.1727 to £9.642**
31 December 2000	231,746,943	2001 to 2010	£1.806 to £9.642
31 December 1999	201,926,373	2000 to 2009	£1.806 to £7.871

Following the acquisition of CCF in 2000, outstanding options over CCF shares granted (at nil consideration) to employees between 1993 and 2000 have vested. On exercise of the options, the CCF shares are exchangeable for HSBC Holdings ordinary shares of US$0.50 each in the same ratio as for the acquisition of CCF (13 HSBC Holdings shares for each CCF share). During 2001 76,799 (2000: 12,400) CCF shares were issued in connection with the exercise of employee share options and exchanged for 998,387 ordinary shares of US$0.50 each (2000: 161,200). A further 3,000 (2000: 15,500) CCF shares were issued in connection with the exercise of employee share options during 2001 and will be exchanged for ordinary shares of US$0.50 each on the fifth anniversary of the award of the options. During 2001 4,000 CCF shares previously issued in connection with the exercise of employee share options were exchanged for 52,000 ordinary shares of US$0.50 each. At 31 December 2001 10,500 CCF shares were in issue and will be exchanged for ordinary shares of US$0.50 each on the fifth anniversary of the award of the options. On 28 September 2001 441,000 CCF options were exercised and exchanged for cash. There are 3,077,826 CCF employee share options exchangeable for HSBC Holdings ordinary shares of US$0.50 each outstanding at 31 December 2001 (2000: 3,200,625). At 31 December 2001 HSBC Holdings General Employee Benefit Trust held 38,788,413 (2000: 39,838,800) ordinary shares of US$0.50 each which may be exchanged for CCF shares arising from the exercise of options.

CCF options, effectively outstanding on HSBC shares under this arrangement, and the effective exercise period and price are as follows:

	Number of CCF shares exchangeable for HSBC Holdings ordinary shares	*Period of exercise*	*Exercise price*
31 December 2001	**3,088,326**	**2002 to 2010**	€32.78 – €142.5
31 December 2000	3,204,625	2001 to 2010	€32.78 – €142.5

36 Reserves

	HSBC US$m	HSBC Holdings US$m	Associates US$m
Share premium account:			
At 1 January 2001	3,305	3,305	–
Shares issued to QUEST	37	37	–
Shares issued under other option schemes	68	68	–
Shares issued in lieu of dividends	(37)	(37)	–
At 31 December 2001	3,373	3,373	–
Other reserves:			
– Reserve in respect of obligations under CCF share options:			
At 1 January 2001	496	496	–
On exercise of CCF share options	(16)	(16)	–
At 31 December 2001	480	480	–
– Merger reserve:			
At 1 January and 31 December 2001	8,290	–	–
Total other reserves	8,770	480	–
Revaluation reserves:			
– Investment property revaluation reserve:			
At 1 January 2001	289	–	53
Unrealised deficit on revaluation of land and buildings	(23)	–	(5)
Transfer from revaluation reserve	8	–	–
Exchange and other movements	(5)	–	(2)
At 31 December 2001	269	–	46
– Revaluation reserve:			
At 1 January 2001	2,322	31,652	10
Realisation on disposal of properties	(7)	–	–
Unrealised deficit on revaluation of properties	(227)	(3)	–
Transfer of depreciation from profit and loss account reserve	(54)	–	–
Transfer to investment property revaluation reserve	(8)	–	(4)
Net increase in attributable net assets of subsidiary undertakings (Note 26(a))	–	496	–
Exchange and other movements	(24)	27	–
At 31 December 2001	2,002	32,172	6
Total revaluation reserves	2,271	32,172	52

Notes on the Financial Statements (continued)

	HSBC	*HSBC Holdings*	*Associates*
	US$m	**US$m**	**US$m**
Profit and loss account:			
At 1 January 2001	**26,234**	**5,483**	**189**
Retained profit for the year	**939**	**(1,073)**	**39**
Revaluation reserve realised on disposal of properties	**7**	–	–
Arising on shares issued in lieu of dividends	**866**	**866**	–
Transfer of depreciation to revaluation reserve	**54**	–	–
Exchange and other movements	**(1,213)**	–	**27**
At 31 December 2001	**26,887**	**5,276**	**255**

Included within the HSBC profit and loss account reserve at 31 December 2001 are retained losses of US$119 million (2000: US$41 million) attributable to interests in joint ventures.

	HSBC	*HSBC Holdings*	*Associates*
	US$m	US$m	US$m
Share premium account:			
At 1 January 2000	2,882	2,882	–
Shares issued to QUEST	372	372	–
Shares issued under other option schemes	89	89	–
Shares issued in lieu of dividends	(38)	(38)	–
At 31 December 2000	3,305	3,305	–
Other reserves:			
– Reserve in respect of obligations under CCF share options:			
At 1 January 2000	–	–	–
On acquisition of CCF	498	498	–
On exercise of CCF share options	(2)	(2)	–
At 31 December 2000	496	496	–
– Merger reserve:			
At 1 January 2000	–	–	–
On acquisition of CCF	8,290	–	–
At 31 December 2000	8,290	–	–
Total other reserves	8,786	496	–

	HSBC	HSBC Holdings	Associates
	US$m	US$m	US$m
Revaluation reserves:			
– Investment property revaluation reserve:			
At 1 January 2000	273	–	46
Unrealised surplus on revaluation of land and buildings	14	–	8
Transfer from revaluation reserve	8	–	–
Realisation on disposal of properties	(4)	–	–
Exchange and other movements	(2)	–	(1)
At 31 December 2000	289	–	53
– Revaluation reserve:			
At 1 January 2000	2,069	21,874	5
Realisation on disposal of properties	(36)	–	–
Unrealised surplus on revaluation of properties	361	1	4
Transfer of depreciation from profit and loss account reserve	(21)	–	–
Transfer to investment property revaluation reserve	(8)	–	–
Net increase in attributable net assets of subsidiary undertakings	–	9,821	–
Exchange and other movements	(43)	(44)	1
At 31 December 2000	2,322	31,652	10
Total revaluation reserves	2,611	31,652	63
Profit and loss account:			
At 1 January 2000	23,954	4,422	225
Retained profit for the year	2,618	441	5
Revaluation reserve realised on disposal of properties	40	–	–
Arising on shares issued in lieu of dividends	944	944	–
Capitalised on issue of shares to QUEST	(324)	(324)	–
Transfer of depreciation to revaluation reserve	21	–	–
Exchange and other movements	(1,019)	–	(41)
At 31 December 2000	26,234	5,483	189

	HSBC	HSBC Holdings	Associates
	US$m	US$m	US$m
Share premium account:			
At 1 January 1999	480	480	–
Shares issued to QUEST	247	247	–
Shares issued under other option schemes	41	41	–
Shares issued in lieu of dividends	(28)	(28)	–
Capitalised in share reorganisation	(689)	(689)	–
Shares issued in the year	2,887	2,887	–
Costs of shares issued in year	(30)	(30)	–
Exchange and other movements	(26)	(26)	–
At 31 December 1999	2,882	2,882	–

Notes on the Financial Statements (continued)

	HSBC	*HSBC Holdings*	*Associates*
	US$m	US$m	US$m
Revaluation reserves:			
– Investment property revaluation reserve:			
At 1 January 1999	328	–	48
Unrealised deficit on revaluation of land and buildings	(46)	–	(1)
Transfer to revaluation reserve	(6)	–	–
Realisation on disposal of properties	(1)	–	–
Exchange and other movements	(2)	–	(1)
At 31 December 1999	273	–	46
– Revaluation reserve:			
At 1 January 1999	1,792	19,566	8
Realisation on disposal of properties	(7)	–	–
Unrealised surplus on revaluation of properties	371	2	–
Transfer arising on redenomination of share capital	–	(271)	–
Transfer to profit and loss account reserve on disposal of subsidiary undertakings	–	(51)	–
Transfer of depreciation from profit and loss account reserve	(22)	–	–
Transfer from investment property revaluation reserve	6	–	–
Net increase in attributable net assets of subsidiary undertakings	–	2,588	–
Exchange and other movements	(71)	40	(3)
At 31 December 1999	2,069	21,874	5
Total revaluation reserves	2,342	21,874	51
Profit and loss account:			
At 1 January 1999	21,359	3,913	247
Retained profit/(deficit) for the year	2,536	(307)	123
Transfer arising on redenomination of share capital	–	271	–
Transfer from revaluation reserve on disposal of subsidiary undertakings	–	51	–
Transfer of depreciation to revaluation reserve	22	–	–
Revaluation reserve realised on disposal of properties	8	–	–
Arising on shares issued in lieu of dividends	679	679	–
Capitalised on issue of shares to QUEST	(185)	(185)	–
Exchange and other movements	(465)	–	(145)
At 31 December 1999	23,954	4,422	225

The accumulated foreign exchange translation adjustment as at 31 December 2001 reduced HSBC's reserves by US$3,370 million (2000: US$2,073 million; 1999: US$1,009 million).

Cumulative goodwill amounting to US$5,138 million (2000: US$5,138 million) has been charged against reserves in respect of acquisitions of subsidiary undertakings prior to 1 January 1998.

Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of CCF in 2000; in HSBC's consolidated accounts the fair value difference of US$8,290 million was transferred to a merger reserve.

Many of HSBC's banking subsidiary undertakings, joint ventures and associates operate under local regulatory jurisdictions which could potentially restrict the amount of reserves which can be remitted to HSBC Holdings plc in order to maintain local regulatory capital ratios. In addition, as stated in Note 32(a) above, the remittance of reserves may result in further taxation liabilities.

In 1999, HSBC established a qualifying employee share ownership trust (QUEST) to operate in conjunction with the Savings-Related Share Option Plan by acquiring shares in HSBC Holdings and using them to satisfy share options.

The HSBC QUEST has subscribed at market value for 3,343,173 ordinary shares at a total cost of US$39 million (2000: US$388 million). HSBC provided US$nil (2000: US$324 million) for this purpose.

8,774,315 ordinary shares (2000: 23,412,488 shares) were transferred from the HSBC QUEST to participants in HSBC's Savings-Related Share Option Plan in the UK on exercise of their options. US$39 million (2000: US$64 million) was received from the share option plan participants. The price paid by option holders, ranged from £1.806 to £6.7536 (2000: £1.806 to £6.0299) per ordinary share of US$0.50.

At 31 December 2001, the trust held 4,905,939 ordinary shares (2000: 10,337,081 shares) of US$0.50 with a market value of US$57,308,030 (2000: US$151,905,628) in respect of these options. Dividends on these shares are waived by the QUEST.

HSBC has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000) 'Employee share schemes'.

37 Analysis of total assets and total liabilities

(a) *Assets subject to sale and repurchase transactions*

	2001 US$m	2000 US$m
Total assets subject to sale and repurchase transactions	**28,973**	18,352

(b) *Assets leased to customers*

	2001 US$m	2000 US$m
Loans and advances to customers	**7,523**	6,934
Tangible fixed assets – equipment on operating leases (Note 25(a))	**2,666**	2,721
	10,189	9,655

The cost of assets acquired during 2001 for letting to customers under finance leases and hire purchase contracts by HSBC amounted to US$4,097 million (2000: US$3,203 million).

(c) *Assets charged as security for liabilities*

HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured	
	2001 **US$m**	2000 US$m
Deposits by banks	**290**	260
Customer accounts	**5,371**	4,903
Debt securities in issue	**1,692**	3,090
Other liabilities	**3,175**	3,544
	10,528	11,797

The amount of assets pledged to secure these amounts is US$32,757 million (2000: US$30,432 million). This is mainly made up of items included in 'Debt securities' and 'Treasury bills and other eligible bills' of US$30,682 million (2000: US$26,466 million).

Notes on the Financial Statements (continued)

(d) *HSBC Holdings*

HSBC Holdings' investment in and indebtedness of and to subsidiary undertakings at 31 December is as follows:

	2001			2000		
	Bank	*Non-bank*	*Total*	*Bank*	*Non-bank*	*Total*
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Investments in subsidiary undertakings*	**43,002**	**6,351**	**49,353**	43,489	2,906	46,395
Amounts owed by HSBC undertakings	**6,971**	**2,709**	**9,680**	6,495	3,492	9,987
Subordinated liabilities to HSBC undertakings	**–**	**3,856**	**3,856**	–	3,903	3,903
Other amounts owed to HSBC undertakings	**21**	**4,386**	**4,407**	21	1,908	1,929

* *Investments in subsidiary undertakings have been analysed on the basis of the business of the principal operating sub-group, i.e. banking sub-groups which include insurance companies have been categorised as banks.*

38 Financial instruments

(a) *Derivatives*

Off-balance-sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Transactions are negotiated directly with customers, with HSBC acting as a counterparty, or can be dealt through exchanges.

Nature and terms of derivatives

The following outlines the nature and terms of the most common types of derivatives used by HSBC.

Exchange rate contracts

Forward foreign exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

Cross currency swaps are agreements to exchange, and on termination of the swap re-exchange, principal amounts denominated in different currencies. Cross currency swaps may involve the exchange of interest payments in one specified currency for interest payments in another specified currency for a specified period.

Currency futures are typically exchange-traded agreements to buy or sell standard amounts of a specified currency at an agreed exchange rate on a standard future date.

Currency options give the buyer on payment of a premium the right, but not the obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

Interest rate contracts

Interest rate swaps involve the exchange of interest rate obligations with a counterparty for a specified period without exchanging the underlying (or notional) principal. HSBC may enter a swap transaction either as an intermediary or as a direct counterparty.

Interest rate futures are typically exchange-traded agreements to buy or sell a standard amount of a specified fixed income security or time deposit at an agreed interest rate on a standard future date.

Forward rate agreements give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the 'settlement date'). There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is calculated by reference to the difference between the contract rate and the market rate prevailing on the settlement date.

Interest rate options give the buyer on payment of a premium the right, but not the obligation, to fix the rate of interest on a future deposit or loan, for a specified period and commencing on a specified future date.

Interest rate caps and floors give the buyer the ability to fix the maximum or minimum rate of interest. There is no facility to deposit or draw down funds; instead the writer pays to the buyer the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of an interest rate cap and floor is known as an interest rate collar.

Equities contracts

Equities options give the buyer on payment of a premium the right, but not the obligation, to buy or sell a specified amount of equities or a basket of equities in the form of published indices.

Equities futures are typically exchange-traded agreements to buy or sell a standard quantity of a specific equity at a future date, at a price decided at the time the contract is made, and may be settled in cash or through delivery.

Credit derivatives

In addition to the above, HSBC selectively uses credit derivative contracts. Credit derivatives are off-balance-sheet financial instruments that typically permit one party to transfer the credit risk of a reference asset to another party without actually selling the asset. Credit derivative contracts are included in the following tables within 'other contracts'.

Uses of derivatives

Users of derivatives typically want to convert an unwanted risk generated by their business to a more acceptable risk, or cash. Derivatives provide an effective tool for companies to manage the financial risks associated with their business and, as a consequence, there has been a significant growth in derivatives transactions in recent years.

HSBC, through the dealing operations of its subsidiaries, acts as an intermediary between a broad range of users, structuring deals to produce risk management products to suit individual customer needs. As a result, HSBC can accumulate significant open positions in derivatives portfolios. These positions are managed constantly to ensure that they are within acceptable risk levels, with offsetting deals being undertaken to achieve this where necessary. As well as acting as a dealer, HSBC also uses derivatives (principally interest rate swaps) in the management of its own asset and liability portfolios and structural positions.

Risks associated with derivatives

Derivative instruments are subject to both market risk and credit risk.

Market risk

The market risk associated with derivatives can be significant since large positions can be accumulated with a substantially smaller initial outlay than required in cash markets. Recognising this, only certain offices within major subsidiaries with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. The management of market risk arising from derivatives business is monitored by Traded Markets Development and Risk, an independent unit within the Investment Banking and Markets operation, in combination with market risks arising from on-balance-sheet instruments (Note 40).

Notes on the Financial Statements (continued)

Credit risk

Unlike assets recorded on the balance sheet, where the credit risk is typically the full amount of the principal value, together with any unrealised interest accrued or mark-to-market gain (Note 14), the credit risk relative to a derivative is principally the replacement cost of any contract with a positive mark-to-market gain and an estimate for the potential future change in value, reflecting the volatilities affecting the contract. Credit risk on contracts having a negative mark-to-market value is restricted to the potential future change in value. Credit risk on derivatives is, therefore, small in relation to a comparable balance sheet risk. In addition, credit exposure with individual counterparties can be reduced by the receipt of collateral and close-out netting agreements which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. Such agreements are enforceable in the jurisdictions of the major market makers and HSBC has executed close-out netting agreements with the majority of its counterparties, notwithstanding the fact that HSBC deals only with the most creditworthy counterparties.

Derivatives used for trading purposes

The following tables summarise the contract amount, replacement cost, mark-to-market values and average mark-to-market values of third party and internal trading derivatives by product type. The replacement cost shown is the positive mark-to-market value and represents the accounting loss HSBC would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Because all derivative instruments used for trading purposes are marked to market, carrying values are equal to mark-to-market values. Mark-to-market values are determined by reference to market rates prevailing on the date of valuation or by discounting future cash flows and include netted internal positions, except where otherwise indicated.

	2001		2000	
	Contract amount	*Replacement cost**	*Contract amount*	*Replacement cost**
	US$m	US$m	US$m	US$m
Spot and forward foreign exchange	**685,674**	**7,770**	644,169	10,149
Currency swaps, futures and options purchased	**127,120**	**3,045**	90,278	2,342
Currency options written	**36,087**	**–**	21,165	–
Other contracts	**7,530**	**104**	3,935	108
Total exchange rate contracts	**856,411**	**10,919**	759,547	12,599
Interest rate swaps	**1,013,807**	**12,703**	839,671	8,748
Interest rate futures, forward rate agreements, collars and options purchased	**408,758**	**1,261**	363,737	863
Interest rate options written	**87,245**	**–**	63,037	–
Total interest rate contracts	**1,509,810**	**13,964**	1,266,445	9,611
Equities, futures and options purchased	**18,583**	**1,309**	22,203	2,094
Equities options written	**16,235**	**–**	20,920	–
Other contracts	**5,442**	**197**	2,361	51
Total equities contracts	**40,260**	**1,506**	45,484	2,145
Netting		**(11,156)**		(8,468)
Total	**2,406,481**	**15,233**	2,071,476	15,887

* *Third party contracts only*

		2001		2000	
		Mark-to-market values at year end	*Average mark-to-market values for the year*	*Mark-to-market values at year end*	*Average mark-to-market values for the year*
		US$m	**US$m**	US$m	US$m
Exchange rate	assets	**11,182**	**11,933**	12,824	11,214
	liabilities	**(11,113)**	**(12,298)**	(13,309)	(13,973)
Interest rate	assets	**14,043**	**12,790**	9,623	5,046
	liabilities	**(13,572)**	**(12,547)**	(10,013)	(6,551)
Equities	assets	**1,506**	**1,737**	2,145	2,170
	liabilities	**(1,871)**	**(1,813)**	(2,347)	(2,674)
Total	assets	**26,731**	**26,460**	24,592	18,430
	liabilities	**(26,556)**	**(26,658)**	(25,669)	(23,198)
Netting		**11,156**	**9,977**	8,468	4,562

The above amounts are stated after deducting cash collateral meeting the offset criteria of FRS5 as follows:

	2001	2000
Offset against assets	**367**	24
Offset against liabilities	**108**	14

Derivatives used for risk management purposes

The majority of the transactions undertaken for risk management purposes are between business units within HSBC, one of which is a trading desk, which then lays off the resulting position by trading in the external market. Internal positions are integral to HSBC's asset and liability management and are included within analyses of non-trading positions in the tables below.

The following table summarises the contract amount and replacement cost of derivatives used for risk management purposes by product type. The replacement cost shown represents the accounting loss HSBC would incur if the counterparty to a derivative contract failed to perform according to the terms of the contract and the collateral, if any, for the amount due proved to be of no value.

	2001		2000	
	Contract amount	*Replacement cost**	*Contract amount*	*Replacement cost**
	US$m	**US$m**	US$m	US$m
Spot and forward foreign exchange	**55,552**	**17**	73,668	67
Currency swaps, futures and options purchased	**10,832**	**52**	6,474	43
Total exchange rate contracts	**66,384**	**69**	80,142	110
Interest rate swaps	**174,194**	**541**	155,389	475
Interest rate futures, forward rate agreements, collars and options purchased	**8,091**	**3**	26,654	13
Total interest rate contracts	**182,285**	**544**	182,043	488
Equities, futures and options purchased	**333**	–	571	–
Other contracts	**297**	–	19	–
Total equities contracts	**630**	–	590	–

* *Third party contracts only*

Notes on the Financial Statements (continued)

The table below summarises the carrying value and mark-to-market value of derivative contracts held for risk management purposes. Mark-to-market values for assets and liabilities arising from derivatives held for non-trading purposes are determined in the same way as those set out for trading derivatives above, including internal positions.

		2001		2000	
		Carrying value	*Mark-to-market values*	*Carrying value*	*Mark-to-market values*
		US$m	**US$m**	US$m	US$m
Exchange rate	assets	**860**	**717**	374	566
	liabilities	**(547)**	**(289)**	(510)	(631)
Interest rate	assets	**1,332**	**3,325**	1,398	2,728
	liabilities	**(781)**	**(2,247)**	(608)	(1,594)
Equities	assets	**13**	**2**	32	96
	liabilities	**–**	**–**	–	–

Concentrations of credit risk

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities or activities in the same region or have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The following table analyses the replacement cost of all third party exchange rate, interest rate and equities contracts with positive mark-to-market gains, after netting where possible, by maturity and by category of counterparty at 31 December 2001 and 31 December 2000. The table shows that the replacement cost of derivatives is predominantly with banks and under five years.

	Residual maturity					
	Less than 1 year	*1-5 years*	*Over 5 years*	*Netting*	**2001** *Total*	2000 *Total*
Governments	**7**	**72**	**130**	**(64)**	**145**	143
Banks	**7,878**	**8,419**	**2,881**	**(9,339)**	**9,839**	10,735
Non-bank financial institutions						
– exchanges*	**270**	**64**	**4**	**(26)**	**312**	469
– other	**1,426**	**2,405**	**548**	**(868)**	**3,511**	2,871
Other sectors	**1,506**	**1,076**	**316**	**(859)**	**2,039**	2,267
Total 2001	**11,087**	**12,036**	**3,879**	**(11,156)**	**15,846**	
Total 2000	13,917	7,740	3,296	(8,468)		16,485

* *Exchanges with margining requirements.*

The following maturity profile of the notional principal values of third party derivative contracts outstanding as at 31 December 2001 and 31 December 2000 shows that the majority of contracts are executed over the counter and mature within one year.

	Residual Maturity				
	Less than 1 year	*1-5 years*	*Over 5 years*	**2001** *Total*	2000 *Total*
	US$m	**US$m**	**US$m**	**US$m**	US$m
Exchange rate, interest rate and equities contracts					
– exchanges*	**168,104**	**42,245**	**658**	**211,007**	270,617
– other contracts	**1,313,434**	**571,871**	**166,549**	**2,051,854**	1,670,339
Total 2001	**1,481,538**	**614,116**	**167,207**	**2,262,861**	
Total 2000	1,253,660	537,061	150,235		1,940,956

* *Exchanges with margining requirements.*

(b) *Other financial instruments*

(i) *Financial instruments held for trading purposes*

	2001 *Mark-to-market values*	2000 *Mark-to-market values*
	US$m	US$m
Assets:		
Treasury bills and other eligible bills	**5,069**	7,269
Loans and advances to banks and customers	**38,242**	28,830
Debt securities	**67,313**	45,864
Equity shares	**3,302**	3,466
	113,926	85,429
Liabilities:		
Short positions in securities	**31,937**	23,040
Debt securities in issue	**578**	477
Deposits by banks and customer accounts	**32,432**	22,561
	64,947	46,078

The net trading assets above are funded by liabilities whose fair value is not materially different from their carrying value.

Notes on the Financial Statements (continued)

(ii) *Financial instruments not held for trading purposes and for which a liquid and active market exists*

	2001		2000	
	Carrying value	*Mark-to-market values*	*Carrying value*	*Mark-to-market values*
	US$m	**US$m**	US$m	US$m
Assets:				
Treasury bills and other eligible bills..	**12,890**	**12,901**	15,862	15,831
Debt securities	**92,944**	**94,145**	86,954	87,744
Equity shares	**4,755**	**5,295**	4,638	5,773
	110,589	**112,341**	107,454	109,348
Liabilities:				
Debt securities in issue	**24,973**	**25,115**	27,479	27,630
Subordinated liabilities	**14,410**	**14,828**	16,222	16,168
Non-equity minority interests	**4,160**	**4,134**	5,171	5,535
	43,543	**44,077**	48,872	49,333

Where possible, mark-to-market values have been estimated using market prices for these financial instruments. Where market prices are not available, values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so.

The valuation techniques used are:

– *Treasury bills and other eligible bills*

Mark-to-market value approximates to carrying value because these are mainly short-term in maturity with a carrying value not materially different from mark-to-market value.

– *Loans and advances to banks and customers*

For variable rate loans and advances with no significant change in credit risk, the carrying value is considered to represent mark-to-market value. The mark-to-market values of other loans and advances are estimated by discounting future cash flows using market interest rates.

– *Debt securities and equity shares*

Listed securities are valued at middle-market prices and unlisted securities at management's valuation which takes into consideration future earnings streams, valuations of equivalent quoted securities and other relevant techniques.

– *Debt securities in issue, short positions in securities, subordinated liabilities and non-equity minority interests*

Mark-to-market values are estimated using quoted market prices at the balance sheet date.

– *Deposits by banks and customer accounts*

Deposits by banks and customer accounts which mature or reprice after six months are grouped by residual maturity. Fair value is estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar repricing maturities.

(c) *Gains and losses on hedges*

Unrecognised gains and losses

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. The unrecognised gains on instruments used for hedging as at 31 December 2001 were US$3,137 million (2000: US$1,797 million) and the unrecognised losses were US$2,506 million (2000: US$1,318 million).

Unrecognised gains of US$1,217 million and unrecognised losses of US$983 million are expected to be recognised in 2002.

Of the gains and losses included in the profit and loss account in 2001, US$887 million gains and US$603 million losses were unrecognised at 1 January 2001.

(d) *Liquidity management*

HSBC's liquidity management process is discussed in the 'Financial Review' section on page 112 from the paragraph under the heading Liquidity management to the bullet point 'maintenance of liquidity contingency plans'.

39 Memorandum Items

(a) *HSBC*

	2001			2000		
	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Contingent liabilities:						
Acceptances and endorsements	**4,219**	**2,840**	**2,792**	5,160	3,171	3,119
Guarantees and assets pledged as collateral security:						
– guarantees and irrevocable letters of credit	**39,817**	**30,428**	**24,700**	33,968	26,110	23,298
Other contingent liabilities	**9**	**9**	**9**	14	14	12
	44,045	**33,277**	**27,501**	39,142	29,295	26,429
Commitments:						
Documentary credits and short-term trade-related transactions	**5,580**	**1,917**	**1,125**	6,513	2,183	1,323
Forward asset purchases and forward forward deposits placed	**1,669**	**1,669**	**106**	655	655	294
Undrawn note issuing and revolving underwriting facilities	**381**	**156**	**191**	302	152	151
Undrawn formal standby facilities, credit lines and other commitments to lend:						
– over 1 year	**35,156**	**17,690**	**16,106**	36,567	18,284	17,070
– 1 year and under	**155,673**	**–**	**–**	138,679	–	–
	198,459	**21,432**	**17,528**	182,716	21,274	18,838

The table above gives the nominal principal amounts, credit equivalent amounts and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Financial Services Authority's guidelines which implement the 1988 Basel Capital Accord on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk

Notes on the Financial Statements (continued)

should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

(b) *HSBC Holdings*

HSBC Holdings had no contingent liabilities (2000: US$ nil). In addition, HSBC Holdings enters into guarantees and letters of support on behalf of other HSBC undertakings in the normal course of business.

(c) *Concentration of contingent liabilities and commitments*

HSBC has the following concentrations of exposure to contingent liabilities and commitments and these are determined on the basis set out in Note 47(a):

Contract amounts

	Europe	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*
	US$m	US$m	US$m	US$m	US$m	US$m
Contingent Liabilities						
2001	**20,763**	**9,260**	**5,576**	**7,523**	**923**	**44,045**
2000	19,534	6,827	5,728	6,410	643	39,142
Commitments						
2001	**72,397**	**50,743**	**26,191**	**45,245**	**3,883**	**198,459**
2000	68,750	47,888	24,498	38,300	3,280	182,716

40 Market risk management

HSBC's market risk management process is discussed in the 'Financial Review' section on pages 114 and 115 from the paragraph under the heading 'Market risk management' to the paragraph ended 'impact of extreme events on the market risk exposures of HSBC'.

(a) *Trading VAR*

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

Trading VAR for HSBC for 2001was:

	At 31 December 2001	Minimum during the year	Maximum during the year	Average for the year
	US$m	**US$m**	**US$m**	**US$m**
Total trading activities	**122.0**	**60.8**	**173.4**	**102.2**
Foreign exchange trading positions	**13.3**	**1.8**	**50.6**	**22.1**
Interest rate trading positions	**111.7**	**48.1**	**160.2**	**86.7**
Equities trading positions	**45.5**	**27.4**	**79.6**	**41.9**

Trading VAR for HSBC for 2000 was:

	Combined HSBC	Excluding former Republic operations			
	At 31 December 2000 US$m	At 31 December 2000 US$m	Minimum during the year US$m	Maximum during the year US$m	Average for the year US$m
Total trading activities	75.0	64.8	44.5	83.7	63.1
Foreign exchange trading positions	19.1	17.2	8.9	26.8	16.6
Interest rate trading positions..	58.9	45.0	32.2	66.4	46.9
Equities trading positions........	39.9	39.9	23.6	53.4	36.1

Trading VAR for CCF is included in the above table from the date of acquisition.

Trading VAR for the former Republic operations at 31 December 2000 was US$23.2 million on a variance/co-variance basis. On a historical simulation approach, trading VAR for the former Republic operations at 31 December 2000 was US$11.7 million, the maximum during 2000 was US$37.1 million, the minimum US$9.3 million and the average US$18.8 million. The scope of calculation of VAR on a historical simulation approach was refined at 30 June 2000, following a review of its basis, to be more consistent with that of the rest of HSBC. The maximum, minimum and average on a historical simulation approach for each half year are set out below:

	Former Republic operations Total trading	
	First half 2000 US$m	Second half 2000 US$m
Maximum for the half-year..	37.1	19.1
Minimum for the half-year..	12.5	9.3
Average for the half-year...	22.7	13.6

The VAR noted for foreign exchange positions excludes structural foreign currency exposures, since related gains or losses are taken through reserves.

(b) *Interest rate sensitivity gap table*

In accordance with FRS 13, the table below discloses the mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rate on a contractual basis or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, HSBC manages its interest rate risk on a different basis from that presented below, taking into account the behavioural characteristics of the relevant assets and liabilities.

Notes on the Financial Statements (continued)

31 December 2001	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non-interest bearing	Banking book total	Trading book total	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Assets									
Treasury bills and other eligible bills	10,421	1,469	818	194	–	–	12,902	5,069	17,971
Loans and advances to banks	75,585	6,068	4,001	648	275	2,768	89,345	15,296	104,641
Loans and advances to customers	200,329	17,426	13,429	34,637	17,224	2,658	285,703	22,946	308,649
Debt securities and equity shares	36,563	4,672	6,651	28,385	16,244	5,506	98,021	70,615	168,636
Other assets	1,432	–	–	–	–	75,310	76,742	19,238	95,980
Total assets	324,330	29,635	24,899	63,864	33,743	86,242	562,713	133,164	695,877
Liabilities									
Deposits by banks	(34,477)	(2,182)	(1,330)	(1,009)	(310)	(2,888)	(42,196)	(11,444)	(53,640)
Customer accounts	(354,944)	(12,976)	(10,422)	(3,833)	(614)	(46,214)	(429,003)	(20,988)	(449,991)
Debt securities in issue	(14,248)	(2,011)	(2,048)	(6,922)	(1,291)	–	(26,520)	(578)	(27,098)
Other liabilities	(32)	–	(6)	(285)	(32)	(48,334)	(48,689)	(48,510)	(97,199)
Loan capital and other subordinated liabilities	(5,016)	(1,286)	(1,062)	(2,517)	(5,599)	–	(15,480)	–	(15,480)
Minority interests and shareholders' funds	–	–	–	–	–	(51,005)	(51,005)	(1,464)	(52,469)
Internal funding of the trading book	41,005	2,437	2,755	4,309	76	(402)	50,180	(50,180)	–
Total liabilities	(367,712)	(16,018)	(12,113)	(10,257)	(7,770)	(148,843)	(562,713)	(133,164)	(695,877)
Off-balance-sheet items	(9,682)	2,436	(2,656)	10,712	(810)	–	–	–	–
Interest rate sensitivity gap	(53,064)	16,053	10,130	64,319	25,163	(62,601)	–	–	–
Cumulative interest rate sensitivity gap	(53,064)	(37,011)	(26,881)	37,438	62,601	–	–	–	–

The presentation of the interest rate sensitivity gap table has been changed to disclose trading balances to facilitate reconciliation with the balance sheet. Balances representing internal funding of trading activities have been moved from 'Other assets' and 'Other liabilities' to form a single line 'Internal funding of the trading book'.

A positive interest rate sensitivity gap exists where more assets than liabilities reprice during a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within repricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets reprice during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps, as described above.

31 December 2000	*Not more than three months*	*More than three months but not more than six months*	*More than six months but not more than one year*	*More than one year but not more than five years*	*More than five years*	*Non-interest bearing*	*Banking book total*	*Trading book total*	*Total*
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Assets									
Treasury bills and other eligible bills	11,107	2,603	1,969	175	8	–	15,862	7,269	23,131
Loans and advances to banks	97,675	6,652	4,364	440	107	4,203	113,441	12,591	126,032
Loans and advances to customers	189,088	16,310	11,975	33,056	15,587	7,582	273,598	16,239	289,837
Debt securities and equity shares	36,574	5,114	11,145	20,502	13,479	4,778	91,592	49,330	140,922
Other assets	1,433	–	–	–	–	73,999	75,432	18,460	93,892
Total assets	335,877	30,679	29,453	54,173	29,181	90,562	569,925	103,889	673,814
Liabilities									
Deposits by banks	(41,447)	(2,598)	(1,189)	(602)	(55)	(4,416)	(50,307)	(9,746)	(60,053)
Customer accounts	(342,611)	(13,551)	(11,947)	(4,443)	(673)	(41,029)	(414,254)	(12,815)	(427,069)
Debt securities in issue	(16,955)	(2,050)	(2,748)	(3,534)	(2,192)	–	(27,479)	(477)	(27,956)
Other liabilities	(45)	(6)	(12)	(178)	(121)	(49,057)	(49,419)	(40,216)	(89,635)
Loan capital and other subordinated liabilities	(5,171)	(1,415)	(261)	(3,140)	(6,233)	(2)	(16,222)	–	(16,222)
Minority interests and shareholders' funds	–	–	–	–	–	(50,102)	(50,102)	(2,777)	(52,879)
Internal funding of the trading book	39,418	(305)	(100)	(1,142)	(35)	22	37,858	(37,858)	–
Total liabilities	(366,811)	(19,925)	(16,257)	(13,039)	(9,309)	(144,584)	(569,925)	(103,889)	(673,814)
Off-balance-sheet items	(9,352)	4,588	(1,094)	5,364	494	–	–	–	–
Interest rate sensitivity gap	(40,286)	15,342	12,102	46,498	20,366	(54,022)	–	–	–
Cumulative interest rate sensitivity gap	(40,286)	(24,944)	(12,842)	33,656	54,022	–	–	–	–

Notes on the Financial Statements (continued)

(c) *Assets and liabilities denominated in foreign currency*

	2001 US$m	2000 US$m
Denominated in US dollars	**260,243**	232,918
Denominated in currencies other than US dollars	**435,634**	440,896
Total assets	**695,877**	673,814
Denominated in US dollars	**276,575**	260,551
Denominated in currencies other than US dollars	**419,302**	413,263
Total liabilities	**695,877**	673,814

(d) *Structural currency exposures*

HSBC's structural foreign currency exposure is represented by the net asset value of its foreign currency equity and subordinated debt investments in subsidiary undertakings, branches, joint ventures and associates. Gains or losses on structural foreign currency exposures are taken to reserves.

HSBC's management of structural foreign currency exposures is discussed in the 'Financial Review' section on pages 116 and 117.

HSBC's structural currency exposures as at the year-end were as follows:

2001 *Currency of structural exposure*	*Net investments in overseas operations*	*Currency hedges other than borrowings*	*Borrowings taken out in the functional currencies of the overseas operations in order to hedge the net investments in such operations*	*Remaining structural currency exposures*
	US$m	**US$m**	**US$m**	**US$m**
Euros	**13,944**	–	–	**13,944**
Hong Kong dollars	**9,407**	–	(3)	**9,404**
Sterling	**8,303**	**(120)**	–	**8,183**
Swiss francs	**1,241**	–	**(559)**	**682**
Canadian dollars	**959**	–	–	**959**
Brazilian reais	**454**	**(301)**	–	**153**
UAE dirham	**440**	–	–	**440**
Singapore dollars	**410**	**(97)**	–	**313**
Malaysian ringgit	**403**	–	–	**403**
Saudi riyals	**395**	–	–	**395**
Turkish lira	**395**	–	–	**395**
Indian rupees	**286**	–	–	**286**
Australian dollars	**272**	–	**(52)**	**220**
Korean won	**231**	–	–	**231**
Chilean pesos	**170**	–	–	**170**
Taiwanese dollars	**169**	–	–	**169**
Thai baht	**162**	–	–	**162**
Maltese lira	**155**	–	–	**155**
Cyprus pounds	**108**	–	–	**108**
Philippine pesos	**103**	–	–	**103**
Argentine pesos*	**(140)**	–	–	**(140)**
Others, less than US$100 million	**559**	**(64)**	–	**495**
Total	**38,426**	**(582)**	**(614)**	**37,230**

* *The negative net investment in Argentine pesos reflects the deficiency in domestic net assets following the pesification of certain balances formerly denominated in US dollars.*

2000 *Currency of structural exposure*	*Net investments in overseas operations*	*Currency hedges other than borrowings*	*Borrowings taken out in the functional currencies of the overseas operations in order to hedge the net investments in such operations*	*Remaining structural currency exposures*
	US$m	US$m	US$m	US$m
Euros	14,363	–	–	14,363
Hong Kong dollars	9,808	–	(3)	9,805
Sterling	7,993	(97)	(40)	7,856
Swiss francs	1,024	–	(136)	888
Canadian dollars	889	–	(10)	879
Singapore dollars	544	–	–	544
UAE dirham	454	–	–	454
Brazilian reais	449	–	–	449
Argentine pesos	448	–	–	448
Malaysian ringgit	378	–	–	378
Saudi riyals	360	–	–	360
Australian dollars	280	–	(46)	234
Indian rupees	232	–	–	232
Korean won	206	–	–	206
Chilean pesos	203	–	–	203
Maltese lira	144	–	–	144
Cyprus pounds	130	–	–	130
Thai baht	109	–	–	109
Others, less than US$100 million	416	(61)	–	355
Total	38,430	(158)	(235)	38,037

Notes on the Financial Statements (continued)

41 Reconciliation of operating profit to net cash flow from operating activities

	2001 US$m	2000 US$m	1999 US$m
Operating profit	**7,153**	9,447	7,409
Change in prepayments and accrued income	**452**	(772)	359
Change in accruals and deferred income	**(2,207)**	1,863	249
Interest on finance leases and similar hire purchase contracts	**27**	26	26
Interest on subordinated loan capital	**1,074**	1,216	826
Depreciation and amortisation	**1,933**	1,591	999
Amortisation of discounts and premiums	**(640)**	(727)	(112)
Provisions for bad and doubtful debts	**2,037**	932	2,073
Loans written off net of recoveries	**(1,893)**	(1,653)	(1,021)
Provisions for liabilities and charges	**1,229**	723	765
Provisions utilised	**(542)**	(510)	(478)
Amounts written off fixed asset investments	**125**	36	28
Net cash inflow from trading activities	**8,748**	12,172	11,123
Change in items in the course of collection from other banks	**1,009**	656	304
Change in treasury bills and other eligible bills	**2,200**	(826)	(2,007)
Change in loans and advances to banks	**19,601**	838	(5,832)
Change in loans and advances to customers	**(16,072)**	(10,265)	1,126
Change in other securities	**(20,307)**	(16,006)	11,293
Change in other assets	**(1,856)**	(1,858)	7,669
Change in deposits by banks	**(8,546)**	(2,333)	(4,700)
Change in customer accounts	**19,799**	42,153	10,269
Change in items in the course of transmission to other banks	**(827)**	(1,576)	559
Change in debt securities in issue	**(1,437)**	(17,019)	(2,324)
Change in other liabilities*	**9,179**	7,004	(4,618)
Elimination of exchange differences†	**1,424**	2,283	(1,318)
Net cash inflow from operating activities	**12,915**	15,223	21,544

* *The change in other liabilities excludes the creditor of US$9,733 million at 31 December 1999 in respect of the acquisitions of the former Republic and Safra Republic businesses, as this was a non-operating item. The settlement of this creditor was in January 2000 and is recorded under 'Acquisitions and disposals' in the Consolidated Cash Flow Statement.*

† *Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.*

42 Changes in financing during the year

	Subordinated loan capital	*Preference shares**	*Ordinary shares*	*Share premium*
	US$m	**US$m**	**US$m**	**US$m**
Balance at 1 January 2001	**16,222**	**5,171**	**4,634**	**3,305**
Shares issued in lieu of dividends	–	–	**37**	**(37)**
Acquisition of subsidiaries	**24**	–	–	–
Issued during the year	**456**	–	**7**	**105**
Repaid during the year	**(965)**	**(825)**	–	–
Net cash (outflow)/inflow from financing	**(509)**	**(825)**	**7**	**105**
Exchange and other movements	**(257)**	**(55)**	–	–
Balance as at 31 December 2001	**15,480**	**4,291**	**4,678**	**3,373**
Balance at 1 January 2000	15,423	1,583	4,230	2,882
Shares issued in lieu of dividends	–	–	38	(38)
Acquisition of subsidiaries	860	–	–	–
Shares issued on the acquisition of CCF	–	–	339	–
Issued during the year	948	3,626	13	151
Costs incurred with share issue	–	–	–	–
Repaid during the year	(708)	–	–	–
Own shares acquired by employee share ownership trust†	–	–	(20)	(536)
Net cash inflow/(outflow) from financing	240	3,626	(7)	(385)
Capitalised on issue of shares to QUEST	–	–	14	309
Own shares acquired by employee share Ownership trust†	–	–	20	536
Exchange and other movements	(301)	(38)	–	1
Balance as at 31 December 2000	16,222	5,171	4,634	3,305

* *Preference shares in issue are in subsidiary undertakings (Note 34).*

† *See Note 26(a).*

Notes on the Financial Statements (continued)

	Subordinated loan capital	*Preference shares**	*Ordinary shares*	*Share premium*
	US$m	US$m	US$m	US$m
Balance at 1 January 1999	10,844	870	3,443	480
Shares issued in lieu of dividends	–	–	28	(28)
Acquisition of subsidiaries	3,202	702	–	–
Issued during the year	2,101	–	128	2,990
Costs incurred with share issue	–	–	–	(30)
Repaid during the year	(599)	–	–	–
Net cash inflow from financing	1,502	–	128	2,960
Capitalised on issue of shares to QUEST	–	–	–	185
Shares cancelled on reorganisation	–	–	(3,515)	–
Shares issued on reorganisation	–	–	4,204	–
Exchange and other movements	(125)	11	(58)	(715)
Balance as at 31 December 1999	15,423	1,583	4,230	2,882

* *Preference shares in issue are in subsidiary undertakings (Note 34).*

43 Analysis of cash

HSBC is required to make deposits with central banks as a result of government regulations in the territories in which it operates. As at 31 December 2001, these amounted to US$2,030 million (2000: US$1,604 million; 1999: US$1,842 million).

(a) *Changes in cash during the year*

	2001	2000	1999
	US$m	US$m	US$m
Balance at 1 January	**24,338**	17,705	14,203
Net cash (outflow)/inflow before the effect of foreign exchange movements	**(1,706)**	7,470	3,808
Effect of foreign exchange movements	**(408)**	(837)	(306)
Balance at 31 December	**22,224**	24,338	17,705

(b) *Analysis of the balances of cash as classified in the consolidated balance sheet*

	2001	2000	1999
	US$m	US$m	US$m
Cash and balances at central banks	**6,185**	5,006	6,179
Loans and advances to banks	**16,039**	19,332	11,526
	22,224	24,338	17,705

44 Litigation

HSBC through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

On 17 December, 2001, HSBC USA Inc. announced that it had settled civil law suits brought by 51 of the 53 Japanese plaintiffs who have asserted claims arising from the involvement of its subsidiary, Republic New York Securities Corporation ('RNYSC'), with its customers Princeton Global Management Ltd. and affiliated entities and their Chairman Martin Armstrong (the 'Princeton Note Matter'). It also announced that it had resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. The Princeton Note Matter came to light prior to HSBC's acquisition of Republic New York Corporation, RNYSC's parent, in

December 1999.

As part of the resolution, RNYSC, now a dormant subsidiary, pleaded guilty in federal court in Manhattan to two federal criminal charges arising from the misconduct of certain of its former executives in assisting Martin Armstrong's scheme to defraud numerous purchasers of Princeton Notes, which Armstrong offered for sale in Japan. Following the acquisition by HSBC, RNYSC ceased active business during the year 2000, and the employment of all the RNYSC executives associated with RNYSC's misconduct was terminated.

The United States Attorney's Office in its public filing acknowledged HSBC's 'exemplary cooperation' and recommended to the Court that no criminal fine be imposed on RNYSC. Instead, RNYSC agreed to the imposition of a restitution order requiring it to make payments totalling approximately US$569 million to Princeton noteholders, as compensation for their out-of-pocket losses. Since RNYSC's capital was about US$81 million, HSBC USA Inc. agreed to pay the remaining amount of compensation due to the noteholders in exchange for their termination of the pending civil litigation against HSBC USA Inc. and RNYSC, and in connection with the United States Attorney's Office commitment not to pursue any claims against RNYSC's parent company or its banking affiliate. In addition, the settling Princeton noteholders can expect to receive payments totalling approximately US$72 million from assets held by Princeton's court-appointed receiver.

At hearings held on 7 and 9 January 2002 the court entered the restitution order agreed to by RNYSC and the US Attorney's Office and also approved the related settlement between HSBC and the Princeton Receiver. Promptly thereafter 17 lawsuits filed in the federal court in Manhattan by 51 Princeton noteholders against HSBC USA Inc., RNYSC and others were dismissed pursuant to the previously-announced settlements, terminating the plaintiffs' claims for damages arising from unpaid Princeton Notes with face amounts totalling approximately US$1 billion. RNYSC has also reached settlements with seven additional Princeton noteholders who did not file suit.

The after tax cost to date of the settlement is within the range of the price reduction taken by Republic's largest stockholders, companies controlled by the late Mr. Edmond Safra, at the time of HSBC's acquisition of Republic. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling approximately US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with RNYSC as calculated by the US Government.

Under the regulatory settlements RNYSC agreed with the Securities and Exchange Commission to the revocation of its broker-dealer registration and with the Commodity Futures Trading Commission to the revocation of various commodities-related licenses and the payment of a US$5 million civil monetary penalty. It is also expected that RNYSC will shortly reach an agreement with The New York Mercantile Exchange resolving Princeton-related matters.

45 Capital commitments

	2001	2000
	US$m	US$m
Expenditure contracted for	**592**	412
Expenditure authorised by Directors but not contracted for	**265**	110
	857	522

In addition, HSBC has committed to provide a further US$403 million (2000: US$523 million) of capital to its joint venture Merrill Lynch HSBC Limited.

Notes on the Financial Statements (continued)

46 Lease commitments

At the year-end, annual commitments under non-cancellable operating leases were:

	2001 US$m	2000 US$m
Leasehold land and buildings		
Operating leases which expire:		
– within 1 year	**37**	33
– between 1 and 5 years	**159**	146
– over 5 years	**164**	136
	360	315

	2001 US$m	2000 US$m
Equipment		
Operating leases which expire:		
– within 1 year	**–**	1
– between 1 and 5 years	**11**	10
	11	11

47 Segmental analysis

As HSBC is not required to disclose turnover, no segmental analysis of turnover is included. Turnover of non-banking businesses is included in other operating income above. The allocation of earnings reflects the benefit of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

In 2000, HSBC disclosed an analysis of its results by two classes of business, distinguishing the results of the commercial banking and investment banking operations. This analysis is not provided for the current year, since it no longer reflects the basis on which HSBC manages its business in practice as investment banking has increasingly been aligned with HSBC's major corporate business.

(a) *By geographical region*

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC's structure, the analysis of profits and net assets shown below includes intra-HSBC items between geographical regions. The 'Rest of Asia-Pacific' geographical segment includes the Middle East, India and Australasia.

Total assets:

	At 31 December 2001		At 31 December 2000		At 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
Europe*	**297,701**	**43.3**	295,274	44.4	211,222	37.7
Hong Kong	**175,652**	**25.6**	176,545	26.5	165,420	29.6
Rest of Asia-Pacific	**62,151**	**9.0**	56,676	8.5	55,291	9.9
North America*	**136,526**	**19.9**	118,053	17.7	110,120	19.7
Latin America*	**15,210**	**2.2**	19,073	2.9	17,181	3.1
	687,240	**100.0**	665,621	100.0	559,234	100.0
Add: Hong Kong SAR Government certificates of indebtedness	**8,637**		8,193		9,905	
Total assets	**695,877**		673,814		569,139	

* *In 2000 included within total assets in Europe, Latin America and the rest of Asia-Pacific are amounts of US$67,484 million, US$2,967 million and US$1,130 million, respectively in relation to businesses acquired that year.*

Net assets:

	At 31 December 2001		At 31 December 2000		At 31 December 1999	
	US$m	**%**	US$m	%	US$m	%
Europe	**28,609**	**62.2**	28,073	61.6	16,695	50.0
Hong Kong	**9,630**	**20.9**	8,709	19.1	8,960	26.8
Rest of Asia-Pacific	**3,165**	**6.9**	3,133	6.9	2,561	7.7
North America	**4,591**	**10.0**	4,313	9.5	3,730	11.1
Latin America	**(16)**	**0.0**	1,342	2.9	1,462	4.4
Total net assets	**45,979**	**100.0**	45,570	100.0	33,408	100.0

Notes on the Financial Statements (continued)

Profit on ordinary activities before tax:

	Europe	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*
	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2001						
Interest receivable	14,508	8,971	3,612	6,853	2,453	36,397
Interest payable	(8,945)	(4,806)	(2,130)	(4,451)	(1,340)	(21,672)
Net interest income	5,563	4,165	1,482	2,402	1,113	14,725
Dividend income	116	26	3	29	12	186
Fees and commissions receivable	5,013	1,358	810	1,052	640	8,873
Fees and commissions payable	(803)	(186)	(129)	(154)	(131)	(1,403)
Dealing profits	708	218	395	324	40	1,685
Other operating income	1,022	436	58	205	358	2,079
Operating income	11,619	6,017	2,619	3,858	2,032	26,145
Operating expenses	(7,920)	(2,140)	(1,405)	(2,630)	(1,566)	(15,661)
Operating profit before provisions	3,699	3,877	1,214	1,228	466	10,484
Provisions for bad and doubtful debts	(441)	(197)	(172)	(287)	(940)	(2,037)
Provisions for contingent liabilities and commitments	(30)	6	(43)	(582)	–	(649)
Loss from foreign currency redenomination in Argentina	–	–	–	–	(520)	(520)
Amounts written off fixed asset investments	(90)	(18)	(11)	(5)	(1)	(125)
Operating profit/(loss)	3,138	3,668	988	354	(995)	7,153
Share of operating loss in joint ventures	(79)	–	(5)	(7)	–	(91)
Share of operating profit in associates	42	17	99	5	1	164
Gains on disposal of investments and tangible fixed assets	441	198	6	129	–	774
Profit/(loss) on ordinary activities before tax	3,542	3,883	1,088	481	(994)	8,000

Profit on ordinary activities before tax:

	*Europe**	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*
	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 2000						
Interest receivable	14,257	11,447	3,930	7,290	2,480	39,404
Interest payable	(9,269)	(7,450)	(2,563)	(5,138)	(1,261)	(25,681)
Net interest income	4,988	3,997	1,367	2,152	1,219	13,723
Dividend income	84	34	3	68	8	197
Fees and commissions receivable	4,909	1,359	840	981	624	8,713
Fees and commissions payable	(809)	(191)	(130)	(128)	(144)	(1,402)
Dealing profits	787	229	324	218	68	1,626
Other operating income	951	359	48	178	397	1,933
Operating income	10,910	5,787	2,452	3,469	2,172	24,790
Operating expenses	(6,866)	(1,987)	(1,297)	(2,506)	(1,648)	(14,304)
Operating profit before provisions	4,044	3,800	1,155	963	524	10,486
Provisions for bad and doubtful debts	(348)	(248)	15	(147)	(204)	(932)
Provisions for contingent liabilities and commitments	(67)	(10)	5	1	–	(71)
Amounts written off fixed asset investments	(23)	(9)	(3)	–	(1)	(36)
Operating profit	3,606	3,533	1,172	817	319	9,447
Share of operating loss in joint ventures	(51)	–	–	–	–	(51)
Share of operating (loss)/profit in associates	(45)	21	100	(2)	1	75
Gains on disposal of investments and tangible fixed assets	148	137	(7)	35	(9)	304
Profit on ordinary activities before tax	3,658	3,691	1,265	850	311	9,775

* *Included within profit on ordinary activities before tax and goodwill amortisation in Europe is US$169 million in relation to businesses acquired during the year. Management estimates the contribution from acquisitions made at the end of 1999 to profits on ordinary activities before tax, restructuring charges, costs of funding and goodwill amortised in the year, to be US$850 million (of which approximately US$500 million is estimated to relate to Europe).*

Notes on the Financial Statements (continued)

Profit on ordinary activities before tax:

	Europe	*Hong Kong*	*Rest of Asia-Pacific*	*North America*	*Latin America*	*Total*
	US$m	US$m	US$m	US$m	US$m	US$m
Year ended 31 December 1999						
Interest receivable	10,298	9,814	3,486	4,679	2,081	30,358
Interest payable	(6,067)	(6,079)	(2,246)	(2,992)	(984)	(18,368)
Net interest income	4,231	3,735	1,240	1,687	1,097	11,990
Dividend income	93	39	2	12	11	157
Fees and commissions receivable	4,144	1,133	761	680	562	7,280
Fees and commissions payable	(720)	(169)	(116)	(87)	(171)	(1,263)
Dealing profits	543	211	300	181	64	1,299
Other operating income	876	338	36	163	324	1,737
Operating income	9,167	5,287	2,223	2,636	1,887	21,200
Operating expenses	(5,454)	(1,896)	(1,162)	(1,585)	(1,450)	(11,547)
Operating profit before provisions	3,713	3,391	1,061	1,051	437	9,653
Provisions for bad and doubtful debts	(438)	(585)	(809)	(108)	(133)	(2,073)
Provisions for contingent liabilities and commitments	(114)	2	(30)	(1)	–	(143)
Amounts written off fixed asset investments	(20)	(5)	(1)	–	(2)	(28)
Operating profit	3,141	2,803	221	942	302	7,409
Share of operating (loss)/profit in associates	(1)	15	94	4	11	123
Gains on disposal of investments and tangible fixed assets	182	236	14	13	5	450
Profit on ordinary activities before tax	3,322	3,054	329	959	318	7,982

Total interest receivable and total interest payable include intra-HSBC interest of US$1,136 million (2000: US$1,658 million; 1999: US$1,154 million). Fees and commissions receivable and fees and commissions payable include intra-HSBC items of US$117 million (2000: US$137 million; 1999: US$131 million). Other operating income and operating expenses include intra-HSBC items of US$257 million (2000: US$217 million; 1999: US$198 million).

(b) *By country of domicile*

HSBC Holdings is registered and domiciled in the United Kingdom.

(i) Profit on ordinary activities before tax in the United Kingdom

	2001	2000	1999
	US$m	US$m	US$m
Operating income	**8,394**	8,596	8,111
Profit on ordinary activities before tax	**3,147**	3,162	2,707

Operating income includes intra-HSBC income of US$517 million (2000: US$506 million; 1999: US$221 million). Profit on ordinary activities before tax includes profit arising on intra-HSBC transactions of US$488 million (2000: US$492 million; 1999: US$192 million).

(ii) Geographical analysis of tangible fixed assets

	2001	2000	1999
	US$m	US$m	US$m
United Kingdom	**5,270**	5,504	5,469
Other	**8,251**	8,517	7,399
Total	**13,521**	14,021	12,868

Other includes assets held in Hong Kong amounting to US$4,589 million (2000: US$4,954 million; 1999: US$4,733 million).

48 Related party transactions

(a) *Transactions, arrangements and agreements involving Directors and others*

Particulars of transactions, arrangements and agreements entered into by subsidiary undertakings of HSBC Holdings with Directors and connected persons and companies controlled by them and with officers of HSBC Holdings disclosed pursuant to section 232 of the Companies Act 1985 are as follows:

	2001		2000	
	Number	US$m	Number	US$m
Directors and connected persons and companies controlled by them:				
Loans and credit card transactions (including US$259,172 in credit card transactions (2000: US$319,000) and US$34,541,955 in guarantees (2000: US$6,706,000))	**150**	**716**	154	1,127
Officers:				
Loans and credit card transactions (including US$149,753 in credit card transactions (2000: US$140,000) and US$nil in guarantees (2000: US$ nil))	**27**	**13**	24	7

Particulars of Directors' transactions are recorded in a register held at the Registered Office of HSBC Holdings which is available for inspection by members. The transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.

(b) *Transactions with other related parties of HSBC*

Joint ventures

Information relating to joint ventures can be found in the 'Notes on the Financial Statements' where the following are disclosed:

- Notes 15 and 16: amounts due from joint ventures;
- Note 21: interests in joint ventures and principal joint ventures; and
- Note 28 and 29: amount due to joint ventures.

During the year HSBC charged HSBC Merrill Lynch US$146.0 million (2000: US$6.7 million) for services provided during the year.

Associates

Information relating to associates can be found in the 'Notes on the Financial Statements' where the following are disclosed:

Notes on the Financial Statements (continued)

- Notes 15 and 16: amounts due from associates;
- Note 22: interests in associates; principal associates and interests in loan capital; and
- Notes 28 and 29: amounts due to associates.

Pension funds

At 31 December 2001, US$12.5 billion (2000: US$14.0 billion) of HSBC pension fund assets were under management by HSBC companies of which US$1,167 million (2000: US$1,195 million) is included in HSBC's balance sheet under 'Other assets' in 'Long-term assurance assets attributable to policyholders'. Fees to HSBC companies in connection with such management amounted to US$27 million (2000: US$27 million). HSBC's pension funds had deposits of US$275 million (2000: US$303 million) with banking subsidiaries within HSBC.

49 UK and Hong Kong accounting requirements

The financial statements have been prepared in accordance with UK accounting requirements; there would be no material differences had they been prepared in accordance with Hong Kong Accounting Standards, except as set out below.

The presentation of the cash flow statement is in accordance with Financial Reporting Standard 1 (revised 1996) 'Cash Flow Statements' rather than Hong Kong Statement of Standard Accounting Practice 15 'Cash Flow Statements'.

In accordance with Financial Reporting Standard 11 'Impairment of Fixed Assets and Goodwill', no charge has been made in the profit and loss account in respect of those decreases in the valuation of HSBC properties that do not represent impairments. If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 17 'Property, plant and equipment', there would have been a net charge to the profit and loss account of US$38.9 million (2000: US$17 million) in respect of valuations below depreciated historical cost (of which a credit of US$1.4 million (2000: US$1.4 million) relates to minority interests).

If HSBC had prepared its financial statements under Hong Kong Statement of Standard Accounting Practice 24 'Accounting for Investments in Securities', US$419 million (2000: US$968 million) would have been credited to reserves in respect of changes in the fair value of its long-term equity investments.

In accordance with Statement of Standard Accounting Practice 17 'Post balance sheet events', HSBC has recorded dividends declared after the period end in the period to which they relate. If HSBC had prepared its financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 9 'Events after the balance sheet date', dividends would be recorded in the period in which they are declared and there would have been an increase in reserves at 31 December 2001 of US$2,700 million (at 31 December 2000: US$2,627 million).

HSBC Holdings has recorded its investment in HSBC undertakings at net asset value, including attributable goodwill. If HSBC Holdings had prepared its individual financial statements in accordance with Hong Kong Statement of Standard Accounting Practice 32 'Consolidated Financial Statements and Accounting for Investments in Subsidiaries', and recorded its investment in HSBC undertakings at cost, there would have been a reduction in the reserves of HSBC Holdings at 31 December 2001 of US$8,962 million (at 31 December 2000: US$8,466 million). There would have been no impact on the consolidated financial statements of HSBC.

50 Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles ('GAAP') which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

UK GAAP	US GAAP
Leasing	
Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.	Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but no account is taken of the tax flows generated by the lease.
Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standards ('SFAS') 13 'Accounting for Leases' are met.
Operating leased assets are depreciated over their useful lives such that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Rentals receivable under operating leases are accounted for on a straight-line basis over the lease term.	Operating leased assets are depreciated such that in each period the depreciation charge is at least equal to that which would have arisen on a straight-line basis.
Debt swaps	
Assets acquired in exchange for other advances in order to achieve an orderly realisation are reported as advances. The assets acquired are recorded at the carrying value of the advances disposed of at the date of the exchange, with any provision having been duly updated. Any subsequent deterioration in their value will be recorded as an additional provision.	Under SFAS No. 15 'Accounting by Debtors and Creditors for Troubled Debt Restructurings', debt securities and equity shares acquired in exchange for advances in order to achieve an orderly realisation are required to be accounted for at their fair value, usually their secondary market value, at the date of exchange. Under SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities', certain of these debt swaps qualify as securities and accordingly are classified as available-for-sale.
Shareholder's interest in the long-term assurance fund	
The shareholders' interest in the in-force life assurance and fund pensions policies of the long-term assurance fund are valued at the net present value of the profits inherent in such policies.	The net present value of these profits is not recognised. An adjustment is made to amortise acquisition costs and fees in accordance with SFAS 97 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments'.

Notes on the Financial Statements (continued)

UK GAAP

This value includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in 'Other assets'.

Pension costs

Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.

Share compensation schemes

For executive share option schemes, such options are granted at fair value and no compensation costs are recognised under the 'intrinsic value method'.

For Save-As-You-Earn schemes, employees are granted shares at a 20 per cent (15 per cent until 31 December 2000) discount to fair value at the date of grant. No compensation cost is recognised for such awards.

For longer term and other restricted share award schemes, the fair value of the shares awarded is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.

US GAAP

SFAS 87 'Employers' Accounting for Pensions' prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

SFAS 123 'Accounting for Stock Based Compensation' encourages a fair value based method of accounting for stock-based compensation plans. Under the fair value method, compensation cost is measured at date of grant based on the value of the award and its recognised over the service period, which is usually the vesting period.

UK GAAP

Costs of software for internal use

HSBC generally expenses costs of software developed for internal use. However, if it can be demonstrated that conditions for capitalisation are met under FRS 10 'Goodwill and intangible assets' or FRS 15 'Tangible fixed assets', the software should be capitalised as part of the cost of related hardware and amortised over its useful life.

Website design and content development costs should be capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised.

Goodwill

For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition.

In 1998, HSBC adopted FRS 10. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. FRS 10 allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not to reinstate such goodwill. HSBC considered whether reinstatement would materially assist the understanding of readers of its accounts who were already familiar with UK GAAP and decided that it would not.

Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value.

US GAAP

The American Institute of Certified Public Accountants' ('AICPA') Statement of Position ('SOP') 98-1 'Accounting for the costs of computer software developed or obtained for internal use' was issued in March 1998, to be effective for fiscal years beginning after 15 December 1998. It requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over the estimated useful life.

Goodwill acquired up to 30 June 2001 is capitalised and amortised over its estimated useful life but not more than 25 years. Under the transition requirements of SFAS 142 'Goodwill and Other Intangible Assets' goodwill acquired after 30 June 2001 is capitalised but not amortised, and is subject to annual impairment testing as required under APB 17 'Intangible Assets'. All goodwill will cease to be amortised from 31 December 2001.

US GAAP requires the recoverability of goodwill to be assessed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of goodwill relating to an entity is recognised if the sum of the estimated future cashflows (undiscounted and without interest charges) expected to be generated by that entity is less than its carrying amount. If impairment is assessed to exist, the amount recognised is the amount by which the carrying amount of the entity exceeds its fair value.

Notes on the Financial Statements *(continued)*

UK GAAP	US GAAP
At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC's share of total net assets of the undertaking in the calculation of the profit on disposal of the undertaking.	
Property	
HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on cost or the revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.	US GAAP does not permit revaluations of property although it requires recognition of asset impairment. Any realised surplus or deficit is therefore reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.
Investment securities	
Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities are purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from date of purchase to date of maturity and included in 'interest income'. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investment securities'. Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as 'Dealing profits'.	Under SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities' all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity debt securities are measured at amortised cost. Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders' funds. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders' funds.

UK GAAP

Sale and repurchase transactions ('repos') and reverse repos

Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within 'Deposits by banks' and 'Customer accounts' and reverse repos are included within 'Loans and advances to banks' or 'Loans and advances to customers'.

US GAAP

Under SFAS 140 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities', repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge the collateral give rise to the following adjustments and disclosures. For repos, where the transferee has the right to sell or repledge the collateral, the transferor would report the securities separately in the Financial Statements from other securities not so encumbered. For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee should not recognise the pledged asset but should disclose the fair value of the collateral and if the transferee sells collateral pledged to it, the proceeds from the sale and the transferee's obligation to return the collateral should be recognised.

UK GAAP

Accruals accounted derivatives

Non-trading derivatives are those which are held for hedging purposes as part of HSBC's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

US GAAP

SFAS 133 'Accounting for Derivative Instruments and for Hedging Activities' requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

- For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.
- For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a forecasted transaction, the derivative's gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion is reported in earnings immediately.

Notes on the Financial Statements (continued)

UK GAAP

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within 'Dealing profits'.

US GAAP

- For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedged item. The ineffective portion is reported in earnings immediately.

  For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

The effect of adoption of SFAS 133 is treated as a change in accounting principles.

Own shares held

UK GAAP	US GAAP
UK GAAP allows for the inclusion of own shares held within equity shares.	AICPA Accounting Research Bulletin 51 'Consolidated Financial Statements' requires a reduction in shareholders' equity for own shares held.

Dividends payable

UK GAAP	US GAAP
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

UK GAAP	US GAAP
Deferred taxation	
Deferred taxation is provided on timing differences using the liability method only to the extent that it is probable that an actual liability or asset will crystallise.	As provided by SFAS 109 'Accounting for Income Taxes', deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised.
Acceptances	
Acceptances outstanding are not included in the consolidated balance sheet.	Acceptances outstanding and the matching customer liabilities are included in the consolidated balance sheet.
Profit and loss presentation	
The following items are separately disclosed in the profit and loss account:	
Provisions for contingent liabilities and commitments.	Classified as 'Operating expenses'.
Amounts written off fixed asset investments.	Classified as 'Other operating income'.
Gains on disposal of investments and tangible fixed assets.	Classified as 'Other operating income'.

Notes on the Financial Statements (continued)

The following tables summarise the significant adjustments to consolidated net income and shareholders' equity which would result from the application of US GAAP.

	Note	2001		2000		1999	
		US$m	US$m	US$m	US$m	US$m	US$m
NET INCOME							
Attributable profit of HSBC (UK GAAP)			**5,406**		6,628		5,408
Lease financing			**(40)**		(53)		(53)
Debt swaps	*a*		**4**		97		(44)
Shareholders' interest in long-term assurance fund			**(152)**		(140)		(101)
Pension costs	*b*		**(26)**		(113)		(199)
Stock-based compensation	*c*		**(316)**		(234)		(133)
Goodwill	*d*		**(509)**		(363)		(296)
Internal software costs	*e*		**264**		185		137
Revaluation of property			**49**		69		34
Purchase accounting adjustments	*f*		**(49)**		68		130
Accruals accounted derivatives	*g*		**280**		116		–
Foreign exchange gains on investment securities			**312**		–		–
Taxation : US GAAP	*h*	**(186)**		(8)		(20)	
: on reconciling items		**(162)**		(32)		37	
			(348)		(40)		17
Minority interest in reconciling items			**36**		16		(11)
Estimated net income (US GAAP)			**4,911**		6,236		4,889
			US$		US$		US$
Per share amounts (US GAAP)							
Basic earnings per ordinary share	*l*		**0.53**		0.71		0.59
Diluted earnings per ordinary share	*l*		**0.53**		0.70		0.58

	Note	2001		2000	
		US$m	US$m	US$m	US$m
SHAREHOLDERS' EQUITY					
Shareholders' funds (UK GAAP)			**45,979**		45,570
Lease financing			**(300)**		(267)
Debt swaps	*a*		**–**		(4)
Shareholders' interest in long-term assurance fund			**(798)**		(662)
Pension costs	*b*		**(1,157)**		(1,151)
Goodwill	*d*		**1,944**		2,562
Internal software costs	*e*		**570**		313
Revaluation of property			**(2,681)**		(3,044)
Purchase accounting adjustments	*f*		**104**		198
Accruals accounted derivatives	*g*		**419**		116
Fair value adjustment for securities available-for-sale	*j*		**1,342**		1,316
Own shares held			**(608)**		(650)
Dividend payable			**2,700**		2,627
Taxation : US GAAP	*h*	**516**		737	
: on reconciling items		**57**		119	
			573		856
Minority interest in reconciling items			**357**		292
Estimated shareholders' equity (US GAAP)			**48,444**		48,072

The following table provides an estimated summarised balance sheet for HSBC, which incorporates the estimated adjustments arising from the application of US GAAP:

	2001 US$m	2000 US$m
Assets		
Cash and balances at central banks	**6,185**	5,006
Items in the course of collection from other banks	**5,775**	6,668
Treasury bills and other eligible bills	**17,941**	23,100
Hong Kong SAR Government certificates of indebtedness	**8,637**	8,193
Loans and advances to banks	**104,641**	126,032
Loans and advances to customers	**308,705**	289,870
Debt securities and equity shares	**169,284**	141,550
Interests in associated undertakings and other participating interests	**1,448**	1,432
Intangible and tangible fixed assets	**27,899**	29,019
Due from customers on acceptances	**4,219**	5,160
Other assets (including prepayments and accrued income)	**43,578**	44,046
Total assets	**698,312**	680,076
Liabilities		
Hong Kong SAR currency notes in circulation	**8,637**	8,193
Deposits by banks	**53,640**	60,053
Customer accounts	**449,991**	427,069
Items in the course of transmission to other banks	**3,798**	4,475
Debt securities in issue	**27,098**	27,956
Acceptances outstanding	**4,219**	5,160
Other liabilities (including accruals and deferred income)	**74,478**	70,602
Provisions for liabilities and charges deferred taxation		
– deferred taxation	**1,315**	705
– other provisions for liabilities and charges	**5,079**	4,552
Subordinated liabilities	**15,480**	16,222
Minority interests	**6,133**	7,017
Shareholders' funds	**48,444**	48,072
Total liabilities	**698,312**	680,076

Net assets arising due to reverse repo transactions of US$10,926 million (2000: US$12,341 million) and US$14,823 million (2000: US$12,158 million) are included under 'Loans and advances to banks' and 'Loans and advances to customers' respectively.

Net liabilities arising due to repo transactions of US$7,113 million (2000: US$5,827 million) and US$9,769 million (2000: US$10,485 million) are included in 'Deposits by banks' and 'Customer accounts' respectively. Average repo liabilities during the year were US$23,850 million (2000: US$15,374 million). The maximum quarter-end repo liability outstanding during the year was US$24,901 million (2000: US$16,313 million).

HSBC enters into repo and reverse repo transactions which are accounted for as secured borrowings. Under SFAS 140, securities pledged as collateral whereby the counterparty has the right to sell or repledge the collateral would be reclassified within 'Debt securities and equity shares' and 'Treasury bills and other eligible bills' as encumbered. As at 31 December 2001, the impact on 'Debt securities and equity shares' and 'Treasury bills and other eligible bills' would be to reclassify securities amounting to US$28,973 million as encumbered (2000: US$18,352 million).

As at 31 December 2001, collateral received under reverse repo transactions where HSBC has the right to sell or repledge the security obtained amounted to US$35,820 million gross (2000: US$30,832 million).

Notes on the Financial Statements (continued)

As at 31 December 2001, approximately US$34 billion of the collateral obtained from reverse repo transactions had been sold or pledged by HSBC in connection with repo transactions and securities sold not yet purchased (2000: approximately US$26 billion).

HSBC also enters into stock lending and borrowing transactions for which either cash or other securities may be received in exchange. At 31 December 2001, stock lending transactions where the securities lent are subject to sale or repledge amounted to US$3,966 million (2000: US$3,958 million). At 31 December 2001, stock borrowing transactions where the securities borrowed are subject to sale or repledge amounted to US$2,972 million (2000: US$6,718 million).

(a) *Debt swaps*

Under UK GAAP, assets acquired in exchange for advances in order to achieve an orderly realisation are included at the net book value of the advance disposed of at the date of exchange, with any provision having been duly updated. Under SFAS 15, such assets are included at the fair value at the date of acquisition. Under US GAAP, as the Group disposed of its remaining debt swaps accounted for under SFAS 15 during 2001 there would be no adjustment to shareholders' funds at 31 December 2001 (2000: decrease US$4 million). Profit before tax would increase by US$4 million (2000: increase US$97 million; 1999: decrease US$44 million) to show such assets at their fair value at the date of acquisition.

(b) *Pension costs*

For the purpose of the above reconciliations, the provisions of SFAS 87 'Employers' Accounting for Pensions' have been applied to HSBC's main pension plans, which make up approximately 95% of all HSBC's schemes in terms of plan assets. For non-US schemes, HSBC has applied SFAS 87 'Employers' Accounting for Pensions' with effect from 30 June 1992 as it was not feasible to apply it as of January 1989, the date specified in the standard.

The projected benefit obligation in excess of plan assets at 30 June 1992 for the HSBC Bank (UK) Pension Scheme has been recognised as a liability under the purchase accounting requirements of APB 16 'Business Combinations'. For other pension plans, the excess of the projected benefit obligation over plan assets at 30 June 1992 is recognised as a charge to pension expense over 15 years.

On 25 March 1998, HSBC Bank Brasil S.A. – Banco Múltiplo assumed liability for pension schemes which were previously the responsibility of Banco Bamerindus do Brasil. This transfer arose on completion of the intervention period. The projected benefit obligation in excess of plan assets at that date has been recognised as a liability under the purchase accounting adjustments of APB 16 'Business Combinations'.

Plan assets in excess of the projected benefit obligation at 31 December 1999 for Republic New York Corporation pension schemes have been recognised as assets under the purchase accounting requirements of APB 16 'Business Combinations'.

The projected benefit obligation in excess of plan assets at 28 July 2000 for Crédit Commercial de France has been recognised as a liability under the purchase accounting adjustments of APB 16 'Business Combinations.'

Estimated pension costs for these plans computed under SFAS 87 are as follows:

	2001	2000	1999
	US$m	US$m	US$m
Components of net periodic benefit cost			
Service cost	**447**	445	413
Interest cost	**801**	736	716
Expected return on plan assets	**(862)**	(764)	(633)
Amortisation of prior service cost	**4**	4	4
Amortisation of unrecognised net liability at 30 June 1992	**6**	4	4
Amortisation of recognised net actuarial (gain)	**(1)**	(47)	(13)
Net periodic pension cost	**395**	378	491
Employee contributions	**–**	(2)	(2)
Net periodic pension cost	**395**	376	489

The US GAAP pension cost of US$395 million (2000: US$376 million; 1999 US$489 million) compares with US$369 million for these plans under UK GAAP (2000: US$263 million; 1999: US$290 million) for the schemes included in the SFAS 87 calculation.

	2001 US$m	2000 US$m
Change in projected benefit obligation		
Projected benefit obligation as at 1 January	**14,481**	13,238
Service cost	**447**	445
Interest cost	**801**	736
Employee contributions	**1**	2
Net actuarial (gain)/loss	**(869)**	278
Acquisition	**21**	227
Transfers in[1]	**–**	1,009
Plan amendment	**2**	–
Benefits paid	**(443)**	(488)
Exchange movements	**(387)**	(966)
Projected benefit obligation as at 31 December	**14,054**	14,481
Change in plan assets		
Plan assets at fair value as at 1 January	**13,828**	12,971
Restatement of plan assets fair value as at 1 January	**30**	–
Actual return on plan assets	**(1,315)**	904
Transfers in[1]	**–**	1,009
Employer contributions	**339**	299
Employee contributions	**1**	2
Benefits paid	**(443)**	(488)
Exchange movements	**(343)**	(869)
Plan assets at fair value as at 31 December	**12,097**	13,828
Funded status	**(1,957)**	(653)
Unrecognised net obligation existing at 30 June 1992	**13**	19
Unrecognised net actuarial loss/(gain)	**492**	(809)
Unrecognised prior service cost	**23**	26
Accrued pension cost	**(1,429)**	(1,417)
Amounts recognised under US GAAP:		
Prepaid benefit cost	**268**	261
Accrued benefit liability	**(1,697)**	(1,678)
Accrued pension cost	**(1,429)**	(1,417)
US GAAP adjustment:		
Accrued net pension cost under US GAAP	**(1,429)**	(1,417)
Pension liability recognised for these schemes under UK GAAP	**272**	266
	(1,157)	(1,151)

1 *During 2000 the schemes of certain other HSBC entities were collectively merged into the HSBC Bank (UK) Pension Scheme. None of these schemes were individually significant.*

Notes on the Financial Statements (continued)

Plan asset valuations are as at 31 December with the exception of the 2000 HSBC Bank (UK) Pension Scheme plan assets which are valued as at 30 September.

In 2001, plans with an aggregate accumulated benefit obligation of US$11,406 million (2000: US$411 million) and assets with an aggregate fair value of US$10,508 million (2000: US$ nil) had an accumulated benefit obligation in excess of plan assets.

Plans with an aggregate projected benefit obligation of US$13,255 million (2000: US$12,949 million) and assets with an aggregate fair value of US$11,282 million (2000: US$12,210 million) had a projected benefit obligation in excess of plan assets.

Plan assets are invested primarily in equities, fixed interest securities and property.

The projected benefit obligation at 31 December 2001 and 30 September 2000 for the HSBC Bank (UK) Pension Scheme and at 31 December 2001 and 2000 for the remainder of HSBC's main pension plans has been calculated using the following financial assumptions:

		2001	2000
		% per annum	% per annum
Discount rate	United Kingdom	**5.9**	5.5
	Hong Kong	**6.5**	7.5
	Jersey	**5.9**	5.0
	Brazil	**10.25**	10.3
	United States	**7.25**	7.8
	France	**5.5**	5.0
Return on assets	United Kingdom	**6.8**	6.0
	Hong Kong	**8.0**	9.0
	Jersey	**6.3**	5.0
	United States	**9.5**	9.5
Rate of pay increase	United Kingdom	**3.75**	4.0
	Hong Kong	**6.0**	7.0
	Jersey	**4.25**	2.5
	Brazil	**6.05**	6.1
	United States	**4.0**	5.2
	France	**3.5**	2.5

(c) *Stock-based compensation*

HSBC has adopted SFAS 123 and accounts for share compensation schemes based on their estimated fair values at date of grant. The disclosure requirements are only applicable to options and other awards granted from 1 January 1995 onwards and, in the initial phase-in period, the amounts reported will not be representative of the effect on reported net income for future years.

The SFAS 123 charge for the fair value of options granted since 1 January 1997 is US$316 million (2000: US$234 million; 1999: US$133 million).

The Executive Share Option Scheme, Group Share Option Plan, Savings-Related Share Option Scheme and Restricted Share Plan fall within the scope of SFAS 123. The disclosures of options outstanding only relate to those granted from 1995 onwards.

Analysis of the movement in the number and weighted average exercise price of options is set out below.

Executive Share Option Scheme

The Executive Share Option Scheme is a long-term incentive scheme available to certain HSBC employees with grants usually made each year. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. No further grants will be made under the Scheme following the adoption of the Group Share Option Plan in 2000.

	2001		2000		1999	
	Number	***Weighted average exercise price***	*Number*	*Weighted average exercise price*	*Number*	*Weighted average exercise price*
	(000's)	**£**	(000's)	£	(000's)	£
Outstanding at beginning of year	**109,424**	**6.56**	84,765	6.10	15,093	4.45
Granted in the year	**–**	**–**	32,789	7.46	72,539	6.38
Exercised in the year	**(3,236)**	**5.34**	(4,059)	4.11	(1,207)	2.65
Less: Forfeited in the year	**(3,478)**	**6.53**	(4,071)	6.65	(1,660)	5.86
Outstanding at end of year	**102,710**	**6.60**	109,424	6.56	84,765	6.10

The weighted average fair value of options as at the date of grant during 2000 was £3.29 (1999: £2.57).

The weighted average exercise price of options granted in 1998 was £6.28 (1997: £5.04).

The number of options, weighted average exercise price and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

	2001		2000		1999	
Exercise price range (£)	**£2.17 - £6.00**	**£6.01 - £7.87**	£2.17 - £6.00	£6.01 - £7.87	£2.17 - £6.00	£6.01 - £7.87
Number ('000)	**4,116**	**98,594**	5,600	103,824	9,099	75,666
Weighted average exercise price (£)	**3.94**	**6.71**	3.86	6.71	3.81	6.37
Weighted average remaining contractual life (years)	**4.55**	**7.52**	5.49	8.51	6.46	9.18
Of which exercisable:						
Number ('000)	**4,116**	**3,170**	5,600	35	5,415	–
Weighted average exercise price (£)	**3.94**	**6.28**	3.86	7.80	2.99	–

Group Share Option Plan

The Group Share Option Plan is a long-term incentive plan available to certain HSBC employees that was adopted by HSBC during 2000. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

	2001		**2000**	
	Number	***Weighted average exercise price***	*Number*	*Weighted average exercise price*
	(000's)	**£**	(000's)	£
Outstanding at beginning of year	**455**	**9.64**	–	–
Granted in the year	**51,357**	**8.71**	460	9.64
Less: Forfeited in the year	**(987)**	**8.72**	(5)	9.64
Outstanding at end of year	**50,825**	**8.72**	455	9.64

The weighted average fair value of options granted in the year as at the date of grant was £2.35 (2000: £3.10).

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are below. None of these options were exercisable at 31 December 2001 or 2000.

Notes on the Financial Statements (continued)

	2001	2000
Exercise price range (£)	**£8.00 - £10.00**	£8.00 - £10.00
Number ('000)	**50,825**	455
Weighted average exercise price (£)	**8.72**	9.64
Weighted average remaining contractual life (years)	**9.30**	9.76

Savings-Related Share Option Schemes

The Savings-Related Share Option Schemes invite eligible employees to enter into savings contracts to save up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20 per cent (2000 and 1999: 15 per cent) discount to the market value at the date of grant.

	2001		2000		1999	
	Number	***Weighted average exercise price***	*Number*	*Weighted average exercise price*	*Number*	*Weighted average exercise price*
	(000's)	**£**	(000's)	£	(000's)	£
Outstanding at beginning of year	**121,312**	**5.25**	115,664	3.81	89,754	3.28
Granted in the year	**28,832**	**6.75**	48,195	6.03	31,261	5.44
Exercised in the year	**(12,601)**	**3.14**	(37,595)	1.84	(1,308)	2.23
Less: Forfeited in the year	**(7,093)**	**5.82**	(4,952)	5.08	(4,043)	4.28
Outstanding at end of year	**130,450**	**5.76**	121,312	5.25	115,664	3.81

The maximum term of options granted in the year is 5½ years from the date of grant (2000: 5½ years; 1999: 5½ years).

The weighted average fair value of options granted in the year as at the date of grant was £2.57 (2000: £2.72; 1999: £2.75).

The weighted average exercise price of options granted in 1998 was £5.22 (1997: £2.80).

The number of options, weighted average exercise price, and the weighted average remaining contractual life for options outstanding at the balance sheet date, analysed by exercise price range, are as follows:

	2001		2000		1999	
Exercise price range (£)	**£1.81 - £4.00**	**£4.01 - £6.52**	£1.81 - £4.00	£4.01 - £6.52	£1.81 - £4.00	£4.01 - £6.52
Number ('000)	**3,411**	**127,039**	15,470	105,842	53,292	62,372
Weighted average exercise price (£)	**3.62**	**5.81**	3.16	5.56	2.21	5.18
Weighted average remaining contractual life (years)	**1.16**	**2.47**	0.68	3.28	0.68	3.49
Of which exercisable:						
Number ('000)	**999**	–	543	–	–	–
Weighted average exercise price (£)	**3.23**	–	1.81	–	–	–

Fair values of share options, measured at the date of grant of the option, are calculated at the date of grant using a binomial model which produces similar results to the Black-Scholes model. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2001 are as follows:

	Group Share Option Plan	*3 year Savings-Related Share Option Schemes*	*5 year Savings-Related Share Option Schemes*
Risk-free interest rate (%)	5.65	5.40	5.50
Expected life (years)	10	3.5	5.5
Expected volatility (%)	30	30	30

Crédit Commercial de France

CCF granted share purchase and subscription offers to certain executives of CCF, directors and officers, as well as to certain senior executives of subsidiaries.

Options granted between 1994 and 1999 vested upon announcement of HSBC's intent to acquire CCF and were therefore included in the valuation of CCF.

CCF granted 909,000 options in 2000 after the public announcement of the acquisition and these options did not vest as a result of the change in control. The options were subject to continued employment and vested on 1 January 2002. The CCF shares obtained on exercise of the options are exchangeable for HSBC's ordinary shares of US$0.50 each in the same ratio as the Exchange Offer for Crédit Commercial de France shares (13 ordinary shares of US$0.50 for each CCF share). Options are granted at market value and are exercisable within 10 years of the vesting date.

	2001		2000	
	Number	***Weighted average exercise price***	*Number*	*Weighted average exercise price*
	(000's)	**£**	(000's)	£
Outstanding at beginning of year	**907,500**	**6.68**	–	–
Granted in the year	–	–	909,000	6.68
Less: Forfeited in the year	**(47,000)**	**6.68**	(1,500)	6.68
Outstanding at end of year	**860,500**	**6.68**	907,500	6.68

The weighted average exercise price of options granted during 2000 was £6.68, the fair value as at the date of grant was £41.88 and the weighted average remaining contractual life for options outstanding at the balance sheet date was 10 years.

Restricted Share Plan

Conditional awards under the Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. It is intended to align the interests of executives to the creation of shareholder value. This is achieved by setting certain Total Shareholder Return targets which must normally be attained in order for the awards to vest.

	2001	2000	1999
	Number	*Number*	*Number*
	(000's)	(000's)	(000's)
Outstanding at beginning of year	**4,092**	2,085	412
Additions during the year	**2,564**	2,085	1,673
Less: Released in the year	**(210)**	–	–
Less: Forfeited in the year	**(249)**	(78)	–
Outstanding at end of year	**6,197**	4,092	2,085

The weighted average purchase price for shares purchased by HSBC for conditional awards under the Restricted

Notes on the Financial Statements (continued)

Share Plan is £9.29 (2000: £7.06; 1999: £6.35).

The weighted average remaining vesting period as at 31 December 2001 was 3.29 years (2000: 3.25 years; 1999: 3.5 years).

The 2002 conditional awards from the Restricted Share Plan in respect of 2001 will have an aggregate value at the date of award of £10.49 million (2001 awards in respect of 2000: £8.86 million).

Other awards made under the Restricted Share Plan

Other awards are made to key employees under the Restricted Share Plan as part of their annual bonus. The awards vest from one to three years from the date of award.

	2001	2000	1999
	Number	*Number*	*Number*
	(000's)	(000's)	(000's)
Outstanding at beginning of year	**19,363**	10,747	8,601
Additions during the year	**17,109**	13,580	4,983
Less: Released in the year	**(5,389)**	(4,964)	(2,837)
Less: Forfeited in the year	**(2,034)**	–	–
Outstanding at end of year	**29,049**	19,363	10,747

The weighted average purchase price for shares purchased by HSBC for other awards under the Restricted Share Plan is £9.23 (2000: £7.26; 1999: £6.29).

The weighted average remaining vesting period as at 31 December 2001 was 1.25 years (2000: 2.35 years; 1999: 1.57 years).

(d) *Goodwill*

Goodwill arises on the acquisition of subsidiary or associated undertakings when the cost of acquisition exceeds the fair value of HSBC's share of separable net assets acquired.

Under UK GAAP, for acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in 'Intangible fixed assets' in respect of subsidiary undertakings, in 'Interests in associates' in respect of associates and in 'Interests in joint ventures' in respect of joint ventures. Capitalised goodwill is amortised over its estimated life on a straight-line basis. For acquisitions prior to 1 January 1998, goodwill was charged against reserves in the year of acquisition.

Under US GAAP, goodwill on acquisition both pre and post 1 January 1998 would have been capitalised and amortised over its estimated useful life. At 31 December 2001, the cost of goodwill acquired both pre and post 1 January 1998 on a US GAAP basis was US$20,172 million (2000: US$20,559 million; 1999: US$11,587 million) and accumulated amortised goodwill was US$3,319 million (2000: US$2,441 million; 1999: US$1,762 million). Amortisation periods which have been applied to purchased goodwill range from 5 to 20 years. Goodwill acquired post 30 June 2001 is not amortised as a result of the transitional provisions of SFAS 142.

HSBC evaluated the recoverability of the carrying amount of goodwill relating to HSBC Bank Argentina. As a result of this review US$258 million of goodwill relating to HSBC Bank Argentina was written off to the profit and loss account under US GAAP since the carrying amount of this goodwill was not supported by the present value of future cashflows. The write-down reflects the deterioration in the economic situation, and in future economic prospects for the Argentine economy.

(e) *Internal software costs*

Under UK GAAP, costs of software developed for internal use are generally expensed as they are incurred. Under US GAAP, costs incurred in the application development stage of internal software must be capitalised and amortised over its estimated useful life. HSBC recognises an adjustment in calculating its US GAAP net income, reflecting the impact of current year software development costs capitalised under US GAAP, offset by the US GAAP amortisation of these and previous years' costs and by any provisions for impairment of these costs.

hsbc.com, Inc., has been engaged, in development activities to provide a global website and web hosting services to HSBC companies. A provision of US$50 million was made in 2001 for impairment against the US GAAP capitalised amount of development costs.

(f) *Purchase accounting adjustments*

Under UK GAAP, certain costs which relate to either post-acquisition management decisions or decisions made prior to the acquisition are required to be expensed to the profit and loss account and cannot be capitalised as goodwill.

(g) *Accruals accounted derivatives*

Under UK GAAP, internal derivatives used to hedge banking book transactions may be accruals accounted but, under US GAAP, all derivatives are held at fair value. With the exception of certain subsidiaries in North America, HSBC has not elected to satisfy the more prescriptive hedge documentation requirements of SFAS 133 in respect of derivative contracts.

At 1 January 2001 contracts which had previously qualified as fair value hedges under US GAAP were marked to market with a corresponding revaluation of the hedged item. There was no material ineffectiveness of these hedges and therefore no adjustment was required to US GAAP reported income. There were no significant contracts at 1 January 2001 which had previously qualified as cash flow hedges under US GAAP.

Since 1 January 2001 further contracts which qualify as fair value hedges under SFAS 133 have been entered into by HSBC's North American subsidiaries. These are used to hedge the risk associated with the risk free component of the value of certain fixed rate investment securities. As above, since there was no material ineffectiveness of these hedges no adjustment is required to US GAAP reported net income.

In addition, since 1 January 2001 certain contracts which qualify as cash flow hedges under SFAS 133 have been entered into by HSBC Bank USA. These contracts are used to hedge the forecast repricing of certain deposit liabilities. The reduction in US GAAP reported equity due to such hedges at 31 December 2001 was US$38 million.

All other UK GAAP hedging derivatives have been marked to market for US GAAP purposes, giving rise to the increase to US reported net income of US$280 million (2000: US$116 million).

Notes on the Financial Statements (continued)

(h) *Taxation*

The components of the net deferred tax position calculated under SFAS 109 'Accounting for Income Taxes', are as follows:

	2001 US$m	2000 US$m
Deferred tax liabilities:		
Leasing transactions	**1,041**	995
Capital allowances	**79**	38
Provision for additional UK tax on overseas dividends	**24**	120
Reconciling items	**844**	430
Other	**448**	471
Total deferred tax liabilities	**2,436**	2,054
Deferred tax assets:		
Provisions for bad and doubtful debts	**743**	902
Tax losses	**1,014**	578
Reconciling items	**901**	577
Other	**892**	652
Total deferred tax assets before valuation allowance	**3,550**	2,709
Less: valuation allowance	**(920)**	(682)
Deferred tax assets less valuation allowance	**2,630**	2,027
Net deferred tax (asset)/liability under SFAS No. 109	**(194)**	27
Included within 'other assets' under US GAAP	**(1,509)**	(678)
Included within 'deferred tax liabilities' under US GAAP	**1,315**	705

The valuation allowance against deferred tax assets principally relates to trading and capital losses carried forward which have not been recognised due to uncertainty as to when and if they will be utilised.

(i) *Loans and advances*

SFAS 114 'Accounting by Creditors for Impairment of a Loan' as amended by SFAS 118 'Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures' is effective for accounting periods beginning after 15 December 1994. SFAS 114 addresses accounting by creditors for impairment of a loan by specifying how allowances for credit losses for certain loans should be determined. A loan is impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate or, as an expedient, at the fair value of the loan's collateral. Leases, smaller-balance homogeneous loans and debt securities are excluded from the scope of SFAS 114.

At 31 December 2001, HSBC estimated that the difference between the carrying value of its loan portfolio on the basis of SFAS 114 and its value in HSBC's UK GAAP financial statements was such that no adjustment to net income or shareholders' equity was required.

Impaired loans are those reported by HSBC as non-performing; the value of such loans at 31 December 2001 amounted to US$9,658 million (2000: US$10,395 million). Of this total, loans which were included within the scope of SFAS 114 and for which a provision has been established amounted to US$8,085 million (2000: US$9,180 million). The impairment reserve in respect of these loans estimated in accordance with the provisions of SFAS 114 was US$4,441 million (2000: US$5,108 million). During the year ended 31 December 2001, impaired loans, including those excluded from SFAS 114, averaged US$9,617 million (2000: US$9,099 million) and interest income recognised on these loans was US$261 million (2000: US$324 million; 1999: US$328 million).

(j) *Investment securities*

Under UK GAAP, debt securities and equity shares intended to be held on a continuing basis are classified as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity and included in 'interest income'. These securities are included in the balance sheet at cost adjusted for the amortisation of premium and discounts arising on acquisition. Any profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investments'.

Other debt securities and equity shares are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as 'Dealing profits' as they arise. Debt securities and listed equity shares which were acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances under UK GAAP.

Under SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities', all the above debt securities and equity shares, with the exception of equity investments without a readily determinable market value, are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity securities are measured at amortised cost less provision for any permanent diminution in value. Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of shareholders' funds. Provisions for permanent diminution in value of available-for-sale securities are recognised in earnings. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings.

Under US GAAP, HSBC's investment securities, other participating interests and debt securities and equity shares with a readily determinable market value acquired in exchange for advances are classified as available-for-sale securities except for certain securities held by RNYC at acquisition which were classified as held-to-maturity. All other debt and equity shares are categorised as trading securities.

The book and market values of these debt securities and equity shares with a readily determinable market value are analysed as follows:

	2001		2000	
	Book value	***Market valuation***	*Book value*	*Market valuation*
	US$m	**US$m**	US$m	US$m
Trading	**75,684**	**75,684**	56,599	56,599
Available-for-sale	**103,557**	**104,873**	100,560	101,876
Held-to-maturity	**4,703**	**4,866**	4,438	4,604

During the year, US$442 million (2000: US$850 million, 1999: US$425 million) of net unrealised gains on available for sale securities were included in Other Comprehensive Income ('OCI'). US$442 million (2000: US$270 million, 1999: US$431 million) of net gains were reclassified out of OCI and recognised as part of income for the year. Upon adoption of SFAS 133, HSBC transferred US$190 million of securities previously classified as held to maturity to securities available for sale. The reclassification resulted in a net of tax cumulative effect adjustment loss of US$11 million. Under the provisions of SFAS 133, such a reclassification does not call into question HSBC's interest to hold current or future debt securities to their maturity.

At the same date, HSBC transferred US$1,042 million of securities from available for sale to held to maturity.

Notes on the Financial Statements (continued)

Trading Assets

The following table provides an analysis of trading assets, which are valued at market value and the net gains/(losses) resulting from trading activities:

	2001		2000	
	Market valuation	***Gains/ (losses)***	*Market valuation*	*Gains*
	US$m	**US$m**	US$m	US$m
US Treasury and Government agencies	**17,915**	**161**	11,565	84
UK Government	**1,645**	**(8)**	3,473	32
Hong Kong SAR Government	**4,884**	**–**	3,780	7
Other government	**8,172**	**112**	9,355	55
Asset-backed securities	**2,619**	**4**	1,611	24
Corporate debt and other securities	**37,147**	**42**	23,349	79
Equities	**3,302**	**37**	3,466	200
	75,684	**348**	56,599	481

Trading assets are marked to market and all profits and losses are deemed realised.

Available-for-sale

The following table provides an analysis of available-for-sale securities:

	Book value	*Market valuation*	*Gross SFAS 115 adjustment*	*Tax and minority interests*	*Net SFAS 115 adjustment*
	US$m	**US$m**	**US$m**	**US$m**	**US$m**
As at 31 December 2001					
Investment securities (excluding investments with no readily determinable market value)	**103,266**	**104,496**	**1,230**	**(426)**	**804**
Other participating interests	**91**	**151**	**60**	**(18)**	**42**
Brady bonds*	**166**	**136**	**(30)**	**13**	**(17)**
Other debt securities and equity shares acquired in exchange for advances*	**34**	**90**	**56**	**(16)**	**40**
Securities available-for-sale at 31 December 2001	**103,557**	**104,873**	**1,316**	**(447)**	**869**
Securities available-for-sale at 31 December 2000	100,560	101,876	1,316	(511)	805
Movement in the year ended 31 December 2001			**–**	**64**	**64**

* *Debt securities and equity shares with a readily determinable market value that have been acquired through debt swaps (which under UK GAAP are included as loans and advances) would qualify as available-for-sale securities. The book value of these securities incorporated a SFAS 15 adjustment of US$4 million at 31 December 2000 as discussed in (a) above.*

(k) *Fair value of financial instruments*

SFAS 107 'Disclosures about Fair Value of Financial Instruments' requires disclosure of the estimated fair values of certain financial instruments, both on-balance-sheet and off-balance-sheet, where it is practicable to do so.

Where possible, fair values have been estimated using market prices for the financial instruments. Where market prices are not available, fair values have been estimated using quoted prices for financial instruments with similar characteristics, or otherwise using a suitable valuation technique where practicable to do so. The fair value information presented represents HSBC's best estimate of those values and may be subject to certain assumptions and limitations.

The fair values presented in the table on page 266 are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date. In many cases, the estimated fair values could not be realised immediately and accordingly do not represent the value of these financial instruments to HSBC as a going concern.

HSBC has excluded the fair value of intangible assets, such as values placed on its portfolio of core deposits, credit card relationships and customer goodwill, as these are not considered to constitute financial instruments for the purposes of SFAS 107. HSBC believes such items to be significant and essential to the overall evaluation of HSBC's worth.

In view of the above, comparisons of fair values between financial institutions may not be meaningful and users are advised to exercise caution when using this data.

Financial instruments for which fair value is equal to carrying value

The following table lists those financial instruments, within the scope of SFAS 107, where carrying value is an approximation of fair value because they are either (i) carried at market value or (ii) short term in nature or reprice frequently. By definition, the fair value of trading account assets and liabilities, including derivative instruments, equals carrying value. Carrying values of these instruments are presented on the balance sheets and related notes on pages 161 to 268.

Assets	*Liabilities*
Cash and balances at central banks	Deposits by banks repayable on demand or that mature / reprice within six months
Items in the course of collection	Customer accounts repayable on demand or that mature / reprice within six months
Hong Kong SAR Government certificates of indebtedness	Hong Kong SAR currency notes in circulation
Trading debt securities and equity shares	Short positions in treasury bills, debt securities and equity shares
Treasury bills and other eligible bills	Items in the course of transmission
Other assets	Other liabilities
Prepayments and accrued income	Accruals and deferred income
Off-balance-sheet trading instruments	Provisions for liabilities and charges
	Off-balance-sheet trading instruments

Other financial instruments

The fair value of other financial instruments within the scope of SFAS 107 is set out in the table below. The valuation technique adopted for each major category is discussed below:

Notes on the Financial Statements (continued)

Loans and advances to banks and customers

For personal and commercial loans and advances which mature or reprice after six months, fair value is principally estimated by discounting anticipated cash flows (including interests at contractual rates).

Performing loans are grouped, to the extent possible, into homogenous pools segregated by maturity and the coupon rates of the loans within each pool. In general, cash flows are discounted using current market rates for instruments with similar maturity, repricing and credit risk characteristics.

The fair value for residential mortgages may be treated differently where there is an established market value for asset-backed securities, such as in the United States. In such situations, the fair value is estimated by reference to quoted market prices for loans with similar characteristics and maturities.

For non-performing uncollateralised commercial loans, an estimate is made of the time period to realise these cash flows and the fair value is estimated by discounting these cash flows at a risk-free rate of interest. For non-performing commercial loans where collateral exists, the fair value is the lesser of the carrying value of the loans, net of specific provisions, or the fair value of the collateral, discounted where appropriate. General provisions are deducted from the fair values of these non-performing loans.

Debt securities and equity shares held for investment purposes, and other participating interests

Listed investment securities are valued at middle market prices and unlisted investment securities at management's valuation which takes into consideration future earnings streams, valuations of equivalent quoted securities and other relevant techniques.

Deposits by banks and customer accounts

Deposits by banks and customer accounts which mature or reprice after six months are grouped by residual maturity. Fair value is estimated using discounted cash flows, applying either market rates, where applicable, or current rates offered for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

Fair value is estimated using quoted market prices at the balance sheet date.

The following table presents the carrying value and fair value for those financial instruments whose fair value is derived using these various estimation techniques:

	2001		2000	
	Carrying value	***Fair value***	*Carrying value*	*Fair value*
	US$m	**US$m**	US$m	US$m
Assets				
Loans and advances to banks and customers	**413,290**	**415,664**	415,869	417,721
Debt securities – non-trading	**93,293**	**94,314**	86,954	87,744
Equity shares – non-trading	**4,755**	**5,294**	4,638	5,773
Other participating interests	**120**	**172**	126	212
Liabilities				
Deposits by banks and customer accounts	**503,631**	**503,725**	487,122	487,174
Debt securities in issue	**27,098**	**26,635**	27,956	28,107
Subordinated liabilities	**15,480**	**15,799**	16,222	16,168
Non-equity minority interests	**4,291**	**4,221**	5,171	5,535

The carrying and fair values of non-trading derivative financial instruments are disclosed on page 224.

(l) *Earnings per share*

Basic earnings per share under US GAAP, SFAS 128 'Earnings per share', is calculated by dividing net income of US$4,911 million (2000: US$6,236 million; 1999: US$4,889 million) by the weighted average number of ordinary shares in issue in 2001 of 9,237 million (2000: 8,777 million; 1999: 8,296 million).

Diluted earnings per share under US GAAP is calculated by dividing net income, which requires no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares in 2001 of 9,336 million (2000: 8,865 million; 1999: 8,374 million), as shown in Note 11.

(m) *Consolidated cash flow statement*

HSBC prepares its cash flow statement in accordance with the UK Financial Reporting Standard 1 (Revised 1996) 'Cash flow statements'. Its objectives and principles are similar to those set out in SFAS 95 'Statement of cash flows', as amended by SFAS 104 'Statement of cash flows – Net reporting of certain cash receipts and cash payments and classification of cash flows from hedging transactions'.

FRS 1 (Revised) defines cash as cash and balances at central banks and advances to banks payable on demand. Under US GAAP, *Cash equivalents* are defined as short-term highly liquid investments that are both:

- convertible to known amounts of cash; and
- so near their maturity that they present insignificant risk of changes in value because of fluctuations in interest rates.

The other principal differences between US and UK GAAP are in respect of classification. Under UK GAAP, HSBC presents its cash flows by: (a) Operating activities; (b) Dividends received from associates; (c) Returns on investments and servicing of finance; (d) Taxation; (e) Capital expenditure and financial investments; (f) Acquisitions and disposals; (g) Equity dividends paid; and (h) Financing. Under US GAAP, only three categories are required. These are: (a) Operating; (b) Investing; and (c) Financing.

Cash Flow	*Classification Under FRS 1 (Revised)*	*Classification Under SFAS 95/104*
Taxation	Taxation	Operating activities
Dividends received from associates	Dividends received from associates	Operating activities
Equity dividends paid	Equity dividends paid	Financing activities
Non-equity dividends paid and dividends to minority interests	Returns on investments and servicing of finance	Financing activities
Capital expenditure and financial investments	Capital expenditure and financial investments	Investing activities
Transfers of subsidiary undertakings, joint ventures and associates	Acquisitions and disposals	Investing activities
Net changes in loans and advances including finance lease payables	Operating activities	Investing activities
Net changes in deposits	Operating activities	Financing activities

Under FRS 1 (Revised), hedges are reported under the same heading as the related assets or liabilities.

Notes on the Financial Statements (continued)

For the purposes of the following table, HSBC has defined cash and cash equivalents as the sum of the following balance sheet categories:

	2001	2000	1999
	US$m	US$m	US$m
Cash and balances at central banks	**6,185**	5,006	6,179
Items in the course of collection from other banks	**5,775**	6,668	5,826
Loans and advances to banks repayable on demand	**16,039**	19,332	11,526
Less:			
Items in the course of transmission to other banks	**(3,798)**	(4,475)	(4,872)
	24,201	26,531	18,659

Set out below is a summary combined statement of cash flows under US GAAP.

	Year ended 31 December		
	2001	2000	1999
	US$m	US$m	US$m
Cash flows from operating activities	**14,324**	16,464	10,559
Cash flows from investing activities	**(20,241)**	(31,300)	(12,655)
Cash flows from financing activities	**3,995**	23,545	5,153
Effect of exchange rate changes on cash and cash equivalents	**(408)**	(837)	(306)
Net movement in cash and cash equivalents under US GAAP	**(2,330)**	7,872	2,751
Cash and cash equivalents at beginning of year	**26,531**	18,659	15,908
Cash and cash equivalents at the end of the year	**24,201**	26,531	18,659

The total interest paid by HSBC during the year was US$22,301 million (2000: US$21,844 million; 1999: US$17,550 million).

51 Approval of accounts

These accounts were approved by the Board of Directors on 4 March 2002.

Taxation

Taxation of dividends

No tax is currently withheld from dividends paid by HSBC Holdings. However, dividends are paid with an associated tax credit which is available for set-off against any liability a shareholder may have to UK income tax. Currently, the associated tax credit is equivalent to 10 per cent of the combined cash dividend and tax credit, i.e. one-ninth of the cash dividend.

For individual shareholders who are resident in the United Kingdom for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate on UK dividend income (currently 32.5 per cent) are taxed on the combined amount of the dividend and the tax credit. The tax credit is available for set-off against the higher rate liability, leaving net higher rate tax to pay equal to 25 per cent of the cash dividend. From 6 April 1999, individual UK resident shareholders have not been entitled to any tax credit repayment, unless the dividend income arises in a Personal Equity Plan (PEP) or Individual Savings Account (ISA), and then only for a five-year period to 5 April 2004.

Although non-UK-resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the United Kingdom. However, in most cases no amount of the tax credit is in practice repayable.

Dividends paid by HSBC Holdings are generally not subject to tax in Hong Kong.

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2000 second interim dividend and the 2001 first interim dividend was set out in the Secretary's letters to shareholders of 26 March 2001 and 5 September 2001 respectively. In both cases, the market value of the scrip dividend was not substantially different from the dividend forgone and, accordingly, the price of HSBC Holdings US$0.50 ordinary shares (the 'Shares') for UK tax purposes for both dividends was the cash dividend forgone.

Taxation of capital gains

The computation of the capital gains tax liability arising on disposals of shares in HSBC Holdings by shareholders subject to UK capital gains tax can be complex, partly dependent on whether, for example, the shares were purchased since April 1991, acquired in 1991 in exchange for shares in The Hongkong and Shanghai Banking Corporation Limited, or acquired in 1992 in exchange for shares in Midland Bank plc, now HSBC Bank plc.

For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Further adjustments apply where an individual shareholder has chosen to receive shares instead of cash dividends, subject to scrip issues made since 6 April 1998 being treated for tax as separate holdings. Any capital gain arising on a disposal will also be adjusted to take account of indexation allowance and, in the case of individuals, tapering relief.

If in doubt, shareholders are recommended to consult their professional advisers.

Stamp duty and stamp duty reserve tax

Transfers of Shares generally will be subject to UK stamp duty at the rate of 0.5 per cent of the consideration paid for the transfer, and such stamp duty is generally payable by the transferee.

An agreement to transfer Shares, or any interest therein, normally will give rise to a charge to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. However, provided an instrument of transfer of the Shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under current UK Inland Revenue practice it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax generally is payable by the transferee.

Paperless transfers of Shares within CREST, the United Kingdom's paperless share transfer system, are liable to stamp duty reserve tax at the rate of 0.5 per cent of the consideration. In CREST transactions, the tax is calculated and payment made automatically. Deposits of Shares into CREST generally will not be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration.

Taxation of Shares and Dividends (continued)

Taxation – US residents

The following is a summary of the US Federal tax considerations that are likely to be material to the ownership and disposition of Shares or ADSs by a holder that is a resident of the United States for the purposes of the income tax convention between the United States and the United Kingdom (the 'Treaty'), and is fully eligible for benefits under the Treaty (an 'eligible US holder'). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of Shares or ADSs. In particular, the summary deals only with eligible US holders that hold Shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold Shares or ADSs as part of an integrated investment (including a 'straddle') comprised of a Share or ADS and one or more other positions, and persons that own, directly or indirectly, 10 per cent or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change. On 24 July 2001 representatives of the United Kingdom and the United States signed a new income tax convention (the 'New Treaty'). As of the date hereof, the New Treaty has not been ratified by either country and there can be no assurance that it will enter into force. The New Treaty does not currently have the force and effect of law. If the New Treaty is ratified and enters into force, eligible US holders will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Treaty, except for a limited period of time during which such holders may elect to apply the Treaty in its entirety in preference to the New Treaty.

Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in Shares or ADSs in light of their particular circumstances, including the effect of any national, state or local laws.

In general, the beneficial owner of a Share or ADS will be entitled to benefits under the Treaty (and, therefore, will be an eligible US holder) if it is (i) an individual resident of the United States, a US corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a resident, either in its hands or in the hands of its partners or beneficiaries; and (ii) not also resident in the United Kingdom for UK tax purposes. Special rules, including a limitation of benefits provision, may apply in limited circumstances to certain investment or holding companies and tax-exempt entities. The Treaty benefits discussed below generally are not available to US holders that hold Shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in the United Kingdom.

Taxation of dividends

The Treaty contains provisions that are intended to extend the benefits of the UK integrated tax system to eligible US holders. The UK tax credit available to persons who are resident for tax purposes in the United Kingdom in respect of dividends is currently equal to one-ninth of the cash dividend, or the equivalent of 10 per cent of the sum of the dividend and the UK tax credit. The Treaty provides that an eligible US holder is entitled to receive a payment from the UK Inland Revenue equal to the amount of the tax credit, reduced by any deduction withheld from the payment. The UK withholding tax (which, under UK law, may not exceed the UK tax credit) fully offsets the UK tax credit, and eligible US holders are no longer entitled to receive a cash payment from the UK Inland Revenue.

To claim foreign tax credit benefits under the Treaty, eligible US holders must report an election on IRS Form 8833 to include in their income, as an additional dividend, an amount equal to the tax credit that is available to UK resident investors, currently one-ninth of the amount of the dividend that is received by such a holder in cash.

If an eligible US holder makes this election, the holder will be treated for US tax purposes as if a UK tax equal to the amount of the credit had been withheld from the dividend. The holder will not be entitled to receive an additional cash payment from HSBC or from the UK Inland Revenue. For example, if HSBC pays such a holder a dividend of 90, the holder may elect to include 100 in its income. By making this election, the holder will be treated as having income of 100 that is subject to a UK withholding tax of 10. Subject to generally applicable limitations, this tax may be claimed as a credit against the holder's US tax liability. Foreign tax credits are not allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in certain other situations.

If the New Treaty enters into force, eligible US holders will no longer be entitled to elect to receive the benefits discussed above and will not be able to claim a foreign tax credit in respect of any dividends paid by HSBC. For this purpose, the New Treaty will generally be effective for amounts credited on or after the first day of the second month next following the date on which instruments of ratifications are exchanged by the United Kingdom and the United States, except that such holders may elect to continue to receive the special foreign tax credit benefits described above for a 12-month period from the date on which the New Treaty will otherwise enter into effect if they elect to apply the Treaty in its entirety for that period.

Taxation of capital gains

Gains realised by an eligible US holder on the sale or other disposition of Shares or ADSs normally will not be subject to UK taxation. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the Shares or ADSs were held for more than one year. A long-term capital gain realised by an individual holder generally is subject to US tax at a maximum rate of 20 per cent.

Stamp duty and stamp duty reserve tax – ADSs

If Shares are transferred into a clearance service or depositary receipt arrangement (which will include a transfer of Shares to the Depositary) UK stamp duty and/or stamp duty reserve tax will be payable. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer and is payable at the aggregate rate of 1.5 per cent.

No stamp duty will be payable on the transfer of, or agreement to transfer, an ADS, provided that the ADR and any separate instrument of transfer or written agreement to transfer remain at all times outside the United Kingdom, and provided further that any such transfer or written agreement to transfer is not executed in the United Kingdom. No stamp duty reserve tax will be payable on a transfer of, or agreement to transfer, an ADS effected by the transfer of an ADR.

On a transfer of Shares from the Depositary to a registered holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable by the registered holder of the ADR cancelled.

US backup withholding tax and information reporting

Distributions made on Shares and proceeds from the sale of Shares or ADSs that are paid within the United States, or through certain US-related financial intermediaries to US holders, are subject to information reporting and may be subject to a US 'backup' withholding tax unless, in general, the US holder complies with certain certification procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the United States or through certain US-related financial intermediaries.

Shareholder Information

Financial Calendar 2002

Publication of *Annual Report and Accounts* online	4 March
Mailing of *Annual Report and Accounts* and /or *Annual Review*, Notice of Annual General Meeting and dividend information	3 April
2001 second interim dividend payable	7 May
Annual General Meeting	31 May
Announcement of interim results	5 August

Proposed dates for first interim dividend for 2002:

Shares quoted ex-dividend in London and Hong Kong and ADSs quoted ex-dividend in New York	21 August
Record date	23 August
Shares quoted ex-dividend in Paris	26 August
Payment date	9 October

Annual General Meeting

The 2002 Annual General Meeting will be held at the Barbican Hall, Barbican Centre, London EC2 on 31 May 2002 at 11 am.

Second Interim Dividend for 2001

The Directors have declared a second interim dividend of US$0.29 per ordinary share (in lieu of a final dividend) which, together with the first interim dividend of US$0.19 already paid, will make a total distribution for the year of US$0.48 per share, an increase of 10 per cent on 2000. Information on the scrip dividend scheme and currencies in which the cash dividend may be paid will be sent to shareholders on or about 3 April 2002.

Postal Share-Dealing Service

For shareholders on the UK register, a low-cost postal share-dealing service for buying and selling HSBC Holdings shares is available from HSBC Bank plc Stockbrokers. Details are available from:

HSBC Bank plc Stockbrokers
Mariner House, Pepys Street
London EC3N 4DA
Telephone: 020 7260 0906
Facsimile: 020 7260 7556

Shareholder Enquiries

Any matters relating to your shareholding, for example transfer of shares, change of name or address, lost share certificates and dividend cheques, should be sent in writing to the registrars:

UK Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR

or

Hong Kong Central Registration Hong Kong Limited
Rooms 1901-1905, Hopewell Centre
183 Queen's Road East, Hong Kong

Investor Relations

Enquiries may be directed to:

Senior Manager Investor Relations
HSBC Holdings plc
10 Lower Thames Street
London EC3R 6AE
UK
Telephone: +44 (0)20 7260 7252
Facsimile: +44 (0)20 7260 9041

Annual Report and Accounts 2001

Further copies may be obtained by writing to the following departments.

For those in Europe, the Middle East and Africa:
Group Corporate Affairs
HSBC Holdings plc
10 Lower Thames Street
London EC3R 6AE
UK

For those in Asia-Pacific:
Group Public Affairs
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

For those in the Americas:
Group Public Affairs
HSBC Bank USA
452 Fifth Avenue
New York, NY 10018
USA

Chinese translation

A Chinese translation of this Annual Report and Accounts is available on request after 3 April 2002 from:

Central Registration Hong Kong Limited
Rooms 1901-1905, Hopewell Centre
183 Queen's Road East
Hong Kong

本年報備有中譯本，各界人士可於 2002 年 4 月 3 日之後，
向下址公司索取：
香港皇后大道東 183 號合和中心 1901-1905 室
香港中央證券登記有限公司

Where more information about HSBC is available

This *Annual Report and Accounts*, and other information on HSBC, may be viewed on our web site: www.hsbc.com.

US Investors may read and copy this Annual Report, and other reports, statements or information that HSBC Holdings files at the Securities Exchange Commission's public reference room in Washington D.C., which is located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. These documents will also be available at the Commission's regional offices located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Investors should call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Investors can request copies of these documents upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the deposit agreement requires HSBC Holdings to deliver to ADS holders, or to the depositary for forwarding to ADS holders, copies of all reports that HSBC Holdings files with the Commission without charge to these holders. Investors may also obtain the reports and other information HSBC Holdings files at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Nature of trading market

HSBC Holdings has listings on the London Stock Exchange, the Hong Kong Stock Exchange, Euronext Paris and the New York Stock Exchange. HSBC Holdings maintains its principal share register in London and an overseas branch share register in Hong Kong (collectively, the 'share register').

As at 31 December 2001, there were a total of 184,701 holders of record of US$0.50 ordinary shares.

As at 31 December 2001, a total of 5,603,177 of the US$0.50 ordinary shares were registered in the HSBC Holdings share register in the name of 670 holders of record with addresses in the United States. These shares represented 0.06 per cent of the total US$0.50 ordinary shares in issue.

As at 31 December 2001, there were 1,574 holders of record of ADSs holding approximately 29.71 million ADSs, representing approximately 148.6 million US$0.50 ordinary shares. All of these holders had addresses in the United States. As at 31 December 2001, approximately 1.59 per cent of the US$0.50 ordinary shares were represented by ADSs held by holders of record with addresses in the United States.

The following table shows, for the years, calendar quarters and months indicated, the highest and lowest prices for the US$0.50 ordinary shares and ADSs. These are based on mid-market prices at close of business on the London Stock Exchange, the Hong Kong Stock Exchange, Euronext Paris and the New York Stock Exchange.

Share prices have not been given for the 75p ordinary shares listed on the Hong Kong Stock Exchange until 2 July 1999 since on many days, the 75p shares had little or no turnover in Hong Kong.

Past share price performance should not be regarded as a guide to future performance.

Shareholder Information (continued)

High and low mid-market closing prices

	London						Hong Kong				New York		Paris	
	US$0.50 shares		75p shares		HK$10 shares		US$0.50 shares		HK$10 shares		ADSs		US$0.50 shares	
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
	(pence)	(pence)	(pence)	(pence)	(pence)	(pence)	(HK$)	(HK$)	(HK$)	(HK$)	(US$)	(US$)	(euro)	(euro)
2001	**1092**	**608**					**121.5**	**68.5**			**79.7**	**44.8**	**17.3**	**9.5**
2000	1046	682					117.5	82.8			76.6	54.3	17.6	14.2
1999	866	632	815	519	816	486	109.0	83.3	100.0	61.8	71.4	53.8		
1998			675	327	638	322			82.3	44.0				
1997			782	424	751	414			93.0	51.7				

	London		Hong Kong		New York		Paris	
	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares	
	High	Low	High	Low	High	Low	High	Low
2001	(pence)	(pence)	(HK$)	(HK$)	(US$)	(US$)	(euro)	(euro)
4th Quarter	**891**	**697**	**98.5**	**79.8**	**63.7**	**52.5**	**14.2**	**11.2**
3rd Quarter	**852**	**608**	**94.0**	**68.5**	**61.9**	**44.8**	**14.2**	**9.5**
2nd Quarter	**921**	**815**	**101.0**	**90.0**	**66.0**	**57.8**	**15.0**	**12.9**
1st Quarter	**1092**	**777**	**121.5**	**89.5**	**79.7**	**56.4**	**17.3**	**12.5**
2000								
4th Quarter	1046	910	117.5	102.5	76.6	66.5	17.6	15.1
3rd Quarter	1033	749	116.0	88.8	74.7	58.3	17.0	14.2
2nd Quarter	792	694	93.5	82.8	60.1	54.3		
1st Quarter	823	682	108.0	85.0	70.7	55.4		

	London		Hong Kong		New York		Paris	
	US$0.50 shares		US$0.50 shares		ADSs		US$0.50 shares	
	High	Low	High	Low	High	Low	High	Low
2001	**(pence)**	**(pence)**	**(HK$)**	**(HK$)**	**(US$)**	**(US$)**	**(euro)**	**(euro)**
December	**891**	**803**	**98.5**	**89.5**	**63.7**	**58.8**	**14.2**	**13.0**
November	**862**	**760**	**94.8**	**85.5**	**61.9**	**56.9**	**13.9**	**12.2**
October	**795**	**697**	**89.5**	**79.8**	**57.4**	**52.5**	**12.7**	**11.2**
September	**823**	**608**	**92.5**	**68.5**	**59.8**	**44.8**	**13.3**	**9.5**
August	**850**	**802**	**94.0**	**90.0**	**61.9**	**59.2**	**13.5**	**12.9**
July	**852**	**777**	**93.0**	**86.5**	**60.8**	**56.3**	**14.2**	**12.6**

Notes

(i) *US$0.50 ordinary shares were issued on implementation of a share capital reorganisation in 1999.*

(ii) *Share prices prior to 2 July 1999 have been restated to reflect the share capital reorganisation.*

(iii) *Shares were not listed on the New York Stock Exchange prior to 16 July 1999.*

(iv) *Shares were not listed on the Paris Bourse (now Euronext Paris) prior to 28 July 2000.*

Dividends on the ordinary shares of HSBC Holdings

HSBC Holdings has paid dividends on its ordinary shares every year without interruption since it became the HSBC Group holding company by a scheme of arrangement in 1991. The 75p ordinary shares and HK$10 ordinary shares were entitled to equal rights, including the right to a dividend, and all dividends were declared and paid with respect to both classes of shares. The dividends declared, per ordinary share*, for each of the last five years were:

		First Interim	Second Interim	Total
2001	**US$**	**0.190**	**0.290**	**0.480**
	£	**0.129**	**0.200**	**0.329**
	HK$	**1.482**	**2.261**	**3.743**
2000	US$	0.150	0.285	0.435
	£	0.103	0.191	0.294
	HK$	1.170	2.223	3.393
1999	US$	0.133	0.207	0.340
	£	0.081	0.131	0.212
	HK$	1.033	1.612	2.645
1998	US$	0.123	0.185	0.308
	£	0.073	0.115	0.188
	HK$	0.956	1.434	2.390
1997	US$	0.108	0.169	0.277
	£	0.067	0.100	0.167
	HK$	0.832	1.308	2.140

* *The second interim dividend for 2001 of US$0.29 per share has been translated into pounds sterling and Hong Kong dollars at the closing rate on 31 December 2001. The dividend will be paid on 7 May 2002.*

For the year ended 31 December 1997, dividends on the 75p ordinary shares and the HK$10 ordinary shares were declared in sterling and, at the shareholder's election, paid in either sterling or Hong Kong dollars, or satisfied by the issue of new shares in lieu of a cash dividend. In the table above dividends have been translated into US dollars at the noon buying rates in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York for the dates on which dividends were paid.

For the year ended 31 December 1998 and onwards, dividends on the 75p ordinary shares, the HK$10 ordinary shares and, following the share reorganisation in 1999, the US$0.50 ordinary shares have been declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Memorandum and Articles of Association

The 2001 Annual General Meeting of HSBC Holdings approved alterations to the Articles of Association to:

- enable shareholders to elect to receive certain shareholder communications electronically, rather than in paper form through the mail, and to appoint proxies electronically;
- require all Directors to stand for re-election at least every three years. This reflects current policy on the retirement of Directors by rotation and the best practice recommendations contained in the Combined Code on corporate governance in the United Kingdom; and
- reflect the increase in authorised ordinary share capital approved by shareholders at that Meeting. The increase was from US$5,250,000,000 to US$7,500,000,000 (comprising 15,000,000,000 ordinary shares of US$0.50 each) by the creation of an additional 4,500,000,000 ordinary shares.

The discussion under the caption 'Memorandum and Articles of Association' contained in HSBC Holdings Annual Report on Form 20-F for the year ended 31 December 2000 is incorporated by reference herein.

Organisational Structure

The HSBC Group
Structure of Principal Operating Companies
at January 2002


HSBC Holdings plc
HSBC Bank plc
HSBC Finance (Netherlands)
HSBC Investment Bank Holdings plc
HSBC Insurance Holdings Limited
Crédit Commercial de France SA (99.99%)
HSBC Asset Finance (UK) Limited
HSBC Life (UK) Limited
HSBC Holdings BV
The Cyprus Popular Bank Limited (21.74%)
HSBC Investment Bank plc
HSBC Asset Management (Taiwan) Limited (97.10%)
HSBC Insurance Brokers Limited
Framlington Holdings Limited (51%)
Loxxia Slibail (48.95%)
Erisa (49.99%)
HSBC Republic Bank (UK) Limited
(97.51%)
HSBC Republic Holdings (Luxembourg) S.A. (99.99%)
HSBC USA Inc.
HSBC Investment Bank Holdings BV
HSBC Bank Malaysia Berhad
The Hongkong and Shanghai Banking Corporation Limited
The Saudi British Bank (40%)
HSBC Bank Egypt SAE (94.53%)
HSBC Latin America BV
HSBC Bank Middle East
Merrill Lynch HSBC Limited (50%)
(2.49%)
(14.30%)
HSBC Europe BV
HSBC Bank Canada (99.99%)
HSBC Bank USA
Wells Fargo HSBC Trade Bank, N.A. (20%)
HSBC Bank Australia Limited
Hang Seng Bank Limited (62.14%)
World Finance International Limited (50%)
HSBC Insurance (Asia-Pacific) Holdings Limited
British Arab Commercial Bank Limited (46.51%)
(85.70%)
(24.64%)
HSBC Private Banking Holdings (Suisse) SA
HSBC Bank Malta p.l.c. (70.03%)
HSBC Trinkaus & Burkhardt KGaA (73.47%)
HSBC Securities (USA) Inc.
Barrowgate Limited (15.31%)
HSBC Insurance (Asia) Limited
HSBC Life (International) Limited
HSBC Bank Brasil S.A. - Banco Multiplo
(23.61%)
HSBC Argentina Holdings S.A.
(21%)
(76.31%)
HSBC Republic Bank (Guernsey) Limited
HSBC Investment Bank Asia Limited
(75.7%)
HSBC Guyerzeller Holdings BV (94.41%)
(79%)
HSBC Seguros (Brasil) S.A. (99.75%)
HSBC Bank Argentina S.A. (99.92%)
HSBC La Buenos Aires Seguros SA (99.32%)
HSBC Chacabuco Inversiones S.A. (60%)
(5.5%)
(16.98%)
(9.93%)
(58.38%)
(18.8%)
HSBC Republic Bank (Suisse) S.A.
Maxima SA AFJP (55.74%)
(45.02%)
(10%)
(31.62%)
HSBC Guyerzeller Bank AG (98.23%)

NOTES

1) This chart is a simplified ownership diagram only; not all intermediate holding companies are shown.
2) A percentage figure in brackets inside a company name box indicates the ultimate percentage owned of that company within the HSBC Group. Where no figure appears the company is wholly owned.
3) Places of incorporation are shown in Notes 21, 22 and 26 of the 'Notes on the Financial Statements'.
4) HSBC Holdings plc is a public limited company organised under the Companies Act 1985 of England and Wales. Its registered address is 10 Lower Thames Street, London EC3R 6AE and the telephone number is +44(0)20 7260 8000.

SEC 20-F Cross-Reference Sheet and Glossary

Cross-Reference Sheet

SEC 20-F Cross-Reference Sheet and Glossary (continued)

9.	The Offer and Listing		
	A. Offer Listing and Details	Shareholder Information	273-274
	B. Plan of Distribution	Not required for Annual Report	–
	C. Markets	Shareholder Information	273-274
	D. Selling Shareholders	Not required for Annual Report	–
	E. Dilution	Not required for Annual Report	–
	F. Expenses of the Issue	Not required for Annual Report	–
10	Additional Information		
	A. Share Capital	Not required for Annual Report	–
	B. Memorandum and Articles of Association	Shareholder Information	275
	C. Material Contracts	Not Applicable	–
	D. Exchange Controls	Exchange controls and other limitations affecting security holders	6
	E. Taxation	Shareholder Information	269-271
	F. Dividends and Paying Agents	Not required for Annual Report	–
	G. Statements by Experts	Not required for Annual Report	–
	H. Documents on Display	Shareholder Information	273
	I. Subsidiary Information	Not Applicable	–
11.	Quantitative and Qualitative Disclosures About Market Risk	Financial Review	114-118
		Notes 38 and 40 – Notes on the Financial Statements	220-233
12.	Description of Securities Other than Equity Securities		
	A. Debt Securities	Not required for Annual Report	–
	B. Warrants and Rights	Not required for Annual Report	–
	C. Other Securities	Not required for Annual Report	–
	D. American Depositary Shares	Not required for Annual Report	–
PART II			
13.	Defaults, Dividends Arrearages and Delinquencies	Not Applicable	–
14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not Applicable	–
15.	[Reserved]		
16.	[Reserved]		
PART III			
17.	Financial Statements	Not Applicable	–
18.	Financial Statements	Financial Statements	160-268
19.	Exhibits		*

* *Filed with the Securities and Exchange Commission.*

Glossary of Terms

Terms Used	US Equivalent or Brief Description
Accounts	Financial Statements
Allotted	Issued
Articles of Association	Bylaws
Associates	Long-term equity investments accounted for by the equity method
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called-up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
De-mutualising	Process by which a mutual society is converted into a public limited company
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Interests in associated undertakings	Long-term equity investments accounted for by the equity method
Loans and advances	Lendings
Loan capital	Long-term debt
Memorandum items	Contingencies and commitments; off-balance-sheet items
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Other participating interests	Long-term equity investments accounted for by the cost method
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer's current account
Preference shares	Preferred stock
Premises	Real estate
Profit & loss account	Income statement
Profit & loss account reserve	Retained earnings
Provisions	Allowances
Revaluation reserve	Increase or temporary decrease in the valuation of certain assets as compared with historical cost
Share capital	Ordinary shares or common stock issued and fully paid
Shareholders' funds	Stockholders' equity
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Tangible fixed assets	Property and equipment
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Index

HSBC HOLDINGS PLC

Incorporated in England with limited liability.
Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE

10 Lower Thames Street
London EC3R 6AE
United Kingdom
Telephone: 44 020 7260 0500
Facsimilie: 44 020 7260 0501
Web: www.hsbc.com

REGISTRARS

Principal Register
Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
United Kingdom
Telephone: 44 0870 02 0010

Hong Kong Overseas Branch Register
Central Registration Hong Kong Limited
Rooms 1901-1905, Hopewell Centre
183 Queen's Road East
Hong Kong
Telephone: 852 2862 8628

ADR Depositary
The Bank of New York
Floor 6
620 Avenue of the Americas
New York, NY 10011
USA
Telephone: 1 888 269 2377

Paying Agent (France)
Crédit Commercial de France
103 avenue des Champs Elysées
75008 Paris
France
Telephone: 33 1 40 70 22 56

STOCKBROKERS

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

HSBC Investment Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BL
United Kingdom

Published by HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by St Ives Westerham Press, Edenbridge, United Kingdom, on environmentally friendly, totally chlorine-free paper